     As Filed With The Securities and Exchange Commission On July 21, 1999
                                                      Registration No. 333-

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--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                ---------------
                          Southern Mineral Corporation
             (Exact Name of Registrant as Specified in Its Charter)
          Nevada                     1311                    36-2068676
     (State or Other          (Primary Standard           (I.R.S. Employer
     Jurisdiction of              Industrial           Identification Number)
     Incorporation or        Classification Code
      Organization)                Number)
                       1201 Louisiana Street, Suite 3350
                           Houston, Texas 77002-5609
                                 (713) 658-9444
               (Address Including Zip Code, and Telephone Number,
      Including Area Code of the Registrant's Principal Executive Offices)
                                ---------------
                                Steven H. Mikel
                     President and Chief Executive Officer
                       1201 Louisiana Street, Suite 3350
                           Houston, Texas 77002-5609
                                 (713) 658-9444
            (Name, Address, Including Zip Code and Telephone Number,
                   Including Area Code of Agent for Service)
                                ---------------
                                With copies to:
                               L. Todd Gremillion
                                 Mark S. Croft
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        1900 Pennzoil Place--South Tower
                              711 Louisiana Street
                              Houston, Texas 77002
                                 (713) 220-5800
                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this registration statement.
   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 Title Of Each Class Of                           Proposed Maximum Proposed Maximum  Amount of
       Securities                                  Offering Price     Aggregate     Registration
    To Be Registered      Amount To Be Registered    Per Share      Offering Price      Fee
------------------------------------------------------------------------------------------------
Common Stock, par value
 $.01 per share.........  15,640,920 shares(1)(2)       (2)         $4,077,900(3)      $1,134
------------------------------------------------------------------------------------------------
Warrants to purchase
 common stock, par value
 $.01 per share.........   7,820,460 warrants(2)        (2)              (4)            (4)
------------------------------------------------------------------------------------------------
Common Stock, par value
 $.01 per share.........    7,820,460 shares(5)        $1.50         $11,730,690       $3,261
------------------------------------------------------------------------------------------------
 Total..................            --                   --          $15,808,590       $4,395
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

(1) Maximum number of shares of common stock, par value $.01 per share, of the Registrant to be issued in the exchange offer described in (2) below.
(2) Each $1,000 principal amount of 6.875% Convertible Subordinated Debentures Due 2007 (the "Debentures") will be exchanged for (i) 377.8 shares of common stock, representing an aggregate of 15,640,920 shares,
      (ii) a warrant to purchase 188.9 shares of common stock at an exercise price of $1.50 per share, representing an aggregate of 7,820,460 shares of common stock that are issuable upon the exercise of the warrants, subject to certain adjustments and (iii) $241.50 in cash, representing an aggregate of $9,998,100 in cash.
(3) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f). The proposed maximum aggregate offering price of the common stock and warrants being offered in the exchange offer is the aggregate market value of the Debentures determined in accordance with Rule 457(c) based on the average of the high and low reported prices of the Debentures on the Nasdaq SmallCap Market on July 19, 1999, less $9,998,100 in cash to be paid by the Registrant in connection with the restructuring.
(4) The registration fee for the warrants is included in the registration fee for the common stock to be issued in the exchange offer as determined pursuant to note (3) above.
(5) Maximum number of shares of common stock, par value $.01 per share, of the Registrant to be issued upon exercise of the warrants being offered in the exchange offer.
   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this proxy statement/prospectus/disclosure statement is + +not complete and may be amended. We may not sell these securities until we + +deliver a final proxy statement/prospectus/disclosure statement. This proxy + +statement/prospectus/disclosure statement is neither an offer to sell nor is + +it seeking an offer to buy these securities in any state where the offer or +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Proxy Statement/Prospectus/Disclosure Statement   SUBJECT TO COMPLETION JULY 21,
                                      1999

                                     [LOGO]

                          SOUTHERN MINERAL CORPORATION

  Our substantial indebtedness, financial covenant requirements and working capital deficit raise substantial doubt about our ability to continue as a going concern. Consequently, we propose two financial restructuring alternatives: an exchange offer with our debentureholders and a prepackaged plan of reorganization proposal under Chapter 11 of the United States Bankruptcy Code. The financial restructuring would (1) reduce our debt by eliminating at least 98% of our 6.875% Convertible Subordinated Debentures due 2007, (2) significantly adjust our capitalization and (3) modify the terms of our secured debt.

EXCHANGE OFFER

Our exchange offer involves:

  . the exchange of each $1,000 principal amount of debentures (including all accrued but unpaid interest) for:

    . 377.8 shares of our common stock;

    . a warrant to purchase 188.9 shares of our common stock for a period of three years at an exercise price of $1.50 per share; and

    . $241.50 in cash;

  . the sale of common stock to an investor; and

  . the modification of the terms of our secured debt.

This exchange offer expires on          , 1999.
PREPACKAGED PLAN

Our prepackaged plan proposal involves:

  . the elimination of all of the debentures on terms similar to the exchange offer by filing a petition for a prepackaged plan of reorganization under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court;

  . the sale of common stock to an investor; and

  . the modification of the terms of our secured debt.

This prepackaged plan proposal expires on     , 1999.

  The goal of the restructuring is to enhance our long-term viability by reducing our debt to levels we believe are able to be supported by our projected cash flow. We need your cooperation to successfully implement either of the restructuring alternatives. We reserve the right, however, not to complete the restructuring and pursue other alternatives.

  To accomplish the exchange offer, our stockholders must approve (1) an amendment to our articles of incorporation to increase the number of shares of common stock we are authorized to issue and (2) the issuance of the common stock and warrants. We are soliciting proxies for a special meeting of
stockholders to vote on these matters which has been set for      , 1999 at
10:00 a.m., Houston time, at the Doubletree Hotel at Allen Center, 400 Dallas Street, Houston, Texas.

  We are also asking our stockholders and debentureholders to vote on the prepackaged plan proposal.

  Our common stock is quoted on the Nasdaq National Market under the symbol "SMIN." The last reported sale price of our common stock on the Nasdaq National Market on July 19, 1999 was $0.4375. Our debentures are quoted on the Nasdaq SmallCap Market under the symbol "SMING." The last reported sale price of our debentures on the Nasdaq SmallCap Market on July 19, 1999 was $34.00.

     Investing in our securities involves certain risks. See "Risk Factors"
                             beginning on page 16.

  Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this proxy statement/prospectus/disclosure statement is truthful or complete. Any representation to the contrary is a criminal offense.

  We have not commenced a case under Chapter 11 of the Bankruptcy Code as of the date of this proxy statement/prospectus/disclosure statement. This proxy statement/prospectus/disclosure statement has not been approved by any bankruptcy court as containing adequate information within the meaning of
Section 1125(a) of the Bankruptcy Code.

    The date of this proxy statement/prospectus/disclosure statement is
                , 1999.

   You should rely only on the information contained in or incorporated by reference in this proxy statement/prospectus/disclosure statement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities where the offer is not permitted. You should not assume that the information provided by this proxy statement/prospectus/disclosure statement is accurate as of any date other than the date on the front of this proxy statement/prospectus/disclosure statement.

                               ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Where You Can Find More Information.......................................    3
Summary...................................................................    4
 Southern Mineral.........................................................    4
 Our Present Financial Condition..........................................    4
 The Restructuring........................................................    5
 Restructuring Conditions.................................................    6
 Exchange Offer...........................................................    7
 Prepackaged Plan.........................................................    9
 Special Stockholder Meeting..............................................   11
 Summary Unaudited Pro Forma Condensed Consolidated Financial Data........   12
 Capitalization...........................................................   13
 Debentureholder and Stockholder Actions..................................   14
Cautionary Statements Regarding Forward-Looking Statements................   16
Risk Factors..............................................................   16
Restructuring.............................................................   25
 Reasons for the Restructuring............................................   25
 Restructuring Overview...................................................   26
 EnCap Investment.........................................................   26
 Exchange Offer...........................................................   29
 Prepackaged Plan.........................................................   43
 Fairness Opinion with Respect to the EnCap Investment....................   55
 Board Recommendations....................................................   60
Selected Consolidated Historical Financial Data...........................   61
Price Range of Common Stock...............................................   63
Price Range of Debentures.................................................   63
Dividend Policy...........................................................   64
Description of Capital Stock..............................................   64
Description of Warrants...................................................   65
 General..................................................................   65
 Adjustments..............................................................   65
 Reservation of Common Stock..............................................   66
 Amendments...............................................................   66
Stockholder Rights........................................................   66
 General..................................................................   66
 Size and Classification of the Board.....................................   66
 Removal of Directors; Filing Vacancies on the Board......................   67
 Stockholder Action by Written Consent....................................   67
 Meetings of Stockholders.................................................   67
 Required Vote for Authorization of Certain Actions.......................   67
 Amendment of Articles of Incorporation and Bylaws........................   67
 Appraisal and Dissenters' Rights.........................................   68
 Nevada Anti-Takeover Statute.............................................   68
 Limitation on Director and Officer Liability.............................   69
 Indemnification of Officers and Directors................................   69
 No Cumulative Voting.....................................................   69
 Conflict-of-Interest Transactions........................................   69
 Dividends and Other Distributions........................................   69
 Duties of Directors......................................................   70
Relationship with Independent Accountants.................................   70
Legal Matters.............................................................   70

                                                                            Page
                                                                            ----
Experts...................................................................   70
Certain Federal Income Tax Consequences...................................   70
 Consequences to Southern Mineral.........................................   71
 Consequences to Debentureholders.........................................   73
Special Meeting of Stockholders...........................................   75
 Date, Time and Place of Special Meeting..................................   75
 Solicitation of Proxies..................................................   75
 Stockholders Entitled to Vote............................................   75
 Purpose of Special Meeting...............................................   75
 Voting...................................................................   76
 Item 1 on Proxy Card--Amendment to Articles of Incorporation.............   76
 Item 2 of Proxy Card--Common Stock and Warrant Issuances.................   78
Notice of Special Meeting of Stockholders.................................   79
Disclosure Statement......................................................   80
 Introduction.............................................................   80
 Summary..................................................................   85
 General Information......................................................   96
 Business Plan for the Reorganized Company................................   99
 Corporate Structure and Management of Southern Mineral...................   99
 Reasons for the Solicitation; Recommendations............................  101
 Summary of Voting Procedures.............................................  101
 Anticipated Events During the Chapter 11 Case............................  102
 Summary of the Plan......................................................  104
 Treatment of Trade Creditors and Employees During the Chapter 11 Case....  122
 Financing During and After the Chapter 11 Case...........................  122
 Factors to be Considered.................................................  123
 Securities to be Issued in Connection with the Plan......................  134
 Certain Federal Income Tax Consequences of the Plan......................  137
 Feasibility of the Plan and Best Interest of Creditors Test..............  144
 Alternatives to Confirmation and Consummation of the Plan................  155
 Solicitation; Voting Procedures..........................................
 Financial Advisors; Voting Agent; Fees and Expenses......................
 Recommendation and Conclusion............................................  157

                               Annexes
Prepackaged Plan......................................................  Annex A
Liquidation Analysis..................................................  Annex B
CIBC World Markets Corp. Fairness Opinion.............................  Annex C
Stock Purchase Agreement with EnCap...................................  Annex D
Registration Rights Agreement with EnCap..............................  Annex E
Warrant Agreement.....................................................  Annex F
Purchase and Sale Agreement with ANR..................................  Annex G
Our Annual Report on Form 10-K/A for the Fiscal Year Ended December
 31, 1998.............................................................  Annex H
Our Quarterly Report on Form 10-Q for the Quarterly Period Ended March
 31, 1999.............................................................  Annex I

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference facilities in Washington, D.C., New York, New York and Chicago, Illinois at the following addresses:

  .450 Fifth Street, N.W., Washington, D.C. 20549;

  .Seven World Trade Center, 13th Floor, New York, New York 10048; and

  .Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago,
     Illinois 60661.

   Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities.

   We filed a registration statement on Form S-4 with the SEC to register the securities being offered. This proxy statement/prospectus/disclosure statement is a part of that registration statement. As allowed by SEC rules, this proxy statement/prospectus/disclosure statement does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

   Reports, proxy statements and other information concerning Southern Mineral can also be inspected and copied at the offices of the Nasdaq Stock Market Regulatory Filings at 1735 K Street, N.W., Washington, D.C. 20006.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement/prospectus/disclosure statement, and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the offering of securities by this proxy statement/prospectus/disclosure statement is complete:

  .Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998;
     and

  .Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

     You may request a copy of these filings, in most cases without exhibits, at no cost by writing or contacting us by telephone at the following:

       Corporate Secretary
       Southern Mineral Corporation
       1201 Louisiana Street, Suite 3350
       Houston, Texas 77002-5609
       (713) 658-9444

                                    SUMMARY

   This brief summary highlights selected information and may not contain all of the information that is important to you. To understand the exchange offer and the prepackaged plan fully, you should read carefully this document and the other documents that we are sending to you or refer you to on page 3. Generally, references to "we," "us," or "our company" are to Southern Mineral Corporation and its consolidated subsidiaries; however, since the prepackaged plan applies only to Southern Mineral Corporation, such references in the context of the prepackaged plan do not include any subsidiaries of Southern Mineral Corporation.

                                  The Company

   We are an independent oil and gas company engaged in the acquisition, exploitation, exploration and operation of oil and gas properties, primarily along the Gulf Coast of the United States, in Canada and in Ecuador. Our business strategy is to pursue a balanced program of acquisitions, exploitation and exploration.

   Our principal executive offices are located at 1201 Louisiana Street, Suite 3350, Houston, Texas 77002-5609, and our telephone number is (713) 658-9444.

                        Our Present Financial Condition

   Our reduced cash flow from operations has prohibited us from pursuing acquisitions and exploiting and exploring our oil and gas properties. Unless we are able to conduct successful exploration or development activities or acquire additional properties containing reserves, our reserves will decline as they are produced.

   Our recent operating results have been seriously hurt by a number of factors, including low commodity prices for oil and natural gas. Although we are currently paying our bills, we face a serious financial dilemma as we look forward.

   To address our immediate liquidity crisis, we are selling our Brushy Creek Field and Texan Gardens Field interests to ANR Production Company for approximately $16.3 million. The completion of the sale of our Brushy Creek Field and Texan Gardens Field interests is subject to a number of conditions, including the absence of litigation that would prevent the sale and obtaining necessary consents and approvals of federal authorities. The sale of our Brushy Creek Field and Texan Gardens Field interests is described in more detail in our purchase and sale agreement with ANR that accompanies this proxy statement/prospectus/disclosure statement as Annex G. The sale of our Brushy Creek Field and Texan Gardens Field interests is only a temporary solution to our financial problems and does not alleviate the need for the restructuring. Proceeds from the sale of our Brushy Creek Field and Texan Gardens Field interests should be sufficient to satisfy our debt payment obligations in the near-term. We do not believe, however, that we will be able to generate sufficient cash flow to fund operations, pursue our business strategy and service our debt over the long-term, unless we successfully implement a financial restructuring.

   As of July 1, 1999, our outstanding debt consists of approximately $41.4 million in principal amount of debentures, approximately $31.2 million in borrowings outstanding under our domestic credit facility and approximately $19.8 million in borrowings outstanding under our Canadian credit facility.

   We are required to make significant payments on our indebtedness within the next few months. On September 1, 1999, we are required to repay approximately $12.5 million under our domestic credit facility. If we do not complete the sale of our Brushy Creek Field and Texan Gardens Field interests, we will not have sufficient cash to make this payment. Failure to make the September 1, 1999 payment would be a default under our domestic credit facility, and the lenders would have the right to demand payment in full of the debt outstanding under this facility. Our obligations under the domestic credit facility are secured by substantially all of our assets other than the assets of our subsidiary, Neutrino Resources Inc. A cash interest payment on our debentures of approximately $1.4 million is due on October 1, 1999. We will most likely not have sufficient cash to make this interest payment. Failure to make the October 1, 1999 interest payment would be a default under the indenture governing the debentures and most likely would result in a demand for full payment of the debentures. In addition, failure to make the October 1st interest payment would be an event of default under our domestic credit facility and would give the lenders the right to accelerate the debt outstanding under this facility.

   Our Canadian credit facility is payable on demand by the lender. If we default on the payments due under our domestic credit facility or the debentures, the lender will most likely demand payment in full of the amount outstanding under the Canadian credit facility. Our obligations under the Canadian credit facility are secured by substantially all of the assets of Neutrino.

                               The Restructuring

   We believe that a financial restructuring is essential to our viability. Our restructuring plan consists of three principal elements:

  . Unsecured Debt Reduction. We propose to reduce our unsecured debt by approximately $42.8 million by exchanging the debentures for common stock, warrants and cash.

  . Sale of Equity Securities. We have agreed to sell to EnCap Energy Capital
    Fund III., L.P. and certain of its affiliates an aggregate of 43,829,787 shares of common stock for $20.6 million. In connection with the sale to EnCap, we have agreed to pay a fee of $600,000 and 2,127,660 shares of common stock to EnCap Investments L.L.C., an affiliate of EnCap. The sale to EnCap is subject to certain conditions, including consummation of the exchange offer or prepackaged plan. We will use approximately $10.0 million of the net proceeds from the EnCap sale to fund the cash portion of the consideration to be paid to debentureholders in exchange for their debentures, and we will use the balance of the proceeds to reduce our secured debt and for general corporate purposes.

  . Domestic Credit Facility. After we pay down our secured debt with the proceeds from the sale of our Brushy Creek Field and Texan Gardens Field interests and the EnCap investment, we anticipate that our outstanding secured debt will be approximately $25.5 million. It is a condition to completion of the restructuring that we enter into a new or amended domestic credit facility on terms and conditions acceptable to us. We have asked the lenders under our domestic credit facility to consider and approve certain modifications to our domestic credit facility to (1) increase our borrowing base from $14.0 to at least $20.0 million, (2) reduce the interest rate from 8.0% to the lender's prime or index rate and (3) extend the maturity of the facility from June 1, 2001 to at least June 1, 2002. We believe our requested modifications are reasonable if a restructuring is completed. The lenders have not agreed to our requested modifications. If we are unable to enter into an amended facility with our lenders on terms and conditions satisfactory to us, we intend to explore other potential lending sources for a new facility. We can give no assurances that we will be able to enter into an amended facility or secure a new facility of terms satisfactory to us. If we are unable to do so, we may proceed with our prepackaged plan and seek confirmation of our restructuring, under the "cram down" provisions of Section 1129(b) of the Bankruptcy Code.

   To accomplish the restructuring, we are asking:

  . our debentureholders to exchange each $1,000 principal amount of debentures for 337.8 shares of our common stock, a warrant to purchase
    188.9 shares of our common stock for a period of three years at an exercise price of $1.50 per share and $241.50 in cash; and

  . our stockholders to approve an amendment to our articles of incorporation increasing the number of shares we are authorized to issue and approve the common stock issuances to debentureholders and EnCap and the warrant issuances to the debentureholders.

   We are also asking debentureholders and stockholders to approve a prepackaged plan of reorganization that involves the same basic economic consideration as the exchange offer. This is an alternative way to achieve the same results as our exchange offer by means of a Chapter 11 bankruptcy proceeding.

   We believe that if the restructuring takes place:

  . our projected cash flow will support our reduced level of debt service;

  . we will be able to pursue acquisitions and exploit and explore our oil and gas properties;

  . our improved financial condition will provide additional assurances to our suppliers, customers and employees of our long-term viability; and

  . we will avoid the negative publicity and other adverse effects associated with a non-prepackaged plan bankruptcy proceeding which could otherwise impair the value of our business.

   If we are not able to complete the restructuring, we will consider all financial alternatives available to us at that time. These alternatives may include the sale of all or part of our business, pursuing a different restructuring arrangement or commencing a bankruptcy proceeding under applicable provisions of the Bankruptcy Code. A bankruptcy proceeding brought under these circumstances could be lengthy and contested and could disrupt our business operations and shrink or eliminate our remaining value. We believe that (1) our stockholders would most likely suffer a total loss of their investments and (2) our debentureholders would likely recover no more, and potentially could recover substantially less, than the value of the exchange offer consideration. If Southern Mineral is liquidated, the recovery could be as little as $0.36 on each $1.00 (including accrued interest) due under the debentures. A Chapter 7 liquidation analysis accompanies this proxy statement/prospectus/disclosure statement as Annex B.

                            Restructuring Conditions

   For the exchange offer to take place, we need all of the following conditions to be met:

  . holders of 98% of the outstanding principal amount of the debentures must accept the exchange offer;

  . stockholders must approve (1) an amendment to our articles of incorporation increasing the number of authorized shares of common stock from 50 million to 150 million and (2) the common stock and warrant issuances;

  . the EnCap investment must be completed; and

  . the new or amended domestic credit facility must be signed.

   For the prepackaged plan to become effective, we need all of the following conditions to be met:

  . the prepackaged plan must be accepted by:

    . debentureholders that hold at least two-thirds of aggregate principal amount of the debentures actually voting to accept or reject the prepackaged plan; and

    . more than one-half of the number of debentureholders actually voting to accept or reject the prepackaged plan;

  . the prepackaged plan must be accepted by holders of two-thirds of the shares of common stock actually voting to accept or reject the prepackaged plan or confirmed under the "cram-down" provisions of the Bankruptcy Code;

  . the EnCap investment must be completed;

  . a new or amended domestic credit facility must be signed; and

  . the bankruptcy court must enter a confirmation order for the prepackaged plan.

                                 Exchange Offer

The Exchange Offer........  We are offering to exchange for each $1,000 principal amount of debentures:

                               . 377.8 shares of common stock;

                               . a warrant to purchase 188.9 shares of common
                                 stock; and

                               . $241.50 in cash.

                            See "Restructuring--Exchange Offer." Each warrant will entitle the holder to purchase 188.9 shares of common stock at an exercise price of $1.50 per share. The warrants will be exercisable at any time during the three year period beginning on the date of issuance. The exercise price and number of shares of common stock issuable upon exercise of the warrants will be subject to adjustments in certain events to prevent dilution. See "Description of Warrants."

Secured Debt..............  It is a condition to the exchange offer that we modify our current domestic credit facility or enter into a new domestic credit facility on terms such that:

                               . the initial borrowing base will be at least
                                 $20.0 million;

                               . it will bear interest at the lender's prime
                                 or index rate; and

                               . it will not mature before June 1, 2002.

                            The lenders under our domestic credit facility have not agreed to our requested modifications. See "Summary--The Restructuring--Domestic Credit
                            Facility."

Equity Infusion...........  We will sell 43,829,787 shares of common stock to
                            EnCap for $20.6 million. The EnCap investment is subject to certain conditions, including a condition that the aggregate availability under the new or amended domestic credit facility and our Canadian facility equal or exceed $36 million at the closing of the EnCap investment. In connection with the EnCap investment, we will pay EnCap Investments L.L.C. a commitment fee of $600,000 and 2,127,660 shares of our common stock. See "Restructuring--EnCap Investment."

Expiration Date...........  5:00 p.m., Houston time, on               , 1999,
                            unless extended. See "Restructuring--Exchange
                            Offer--Expiration."

Withdrawal Rights.........  You may withdraw your tendered debentures at any time prior to 5:00 p.m., Houston time, on the expiration date by following the procedures described under "Restructuring--Exchange Offer -- Withdrawal Rights."

Accrued Interest on the     All accrued but unpaid interest has been taken into
 Debentures...............  account in determining the consideration to be paid in exchange for the debentures, and no other payment will be made with respect to accrued interest on tendered and accepted debentures.

Procedures for Tendering
 Debentures...............  If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile thereof, in accordance with its instructions, and mail or otherwise deliver the letter of transmittal, or such facsimile, together with the debentures and any other required documentation, to the exchange agent at the address set forth in the letter of transmittal. If you hold debentures through the Depositary Trust Company and wish to accept the exchange offer, you must do so pursuant to the Depositary Trust Company's Automated Tender Offer Program, by which you will agree to be bound by the letter of transmittal "Restructuring--Exchange Offer--Instructions for Accepting Exchange Offer."

Special Procedures for
 Beneficial Owners........  If you are a beneficial owner whose debentures are registered in the name of a broker-dealer, commercial bank, trust company or other nominee and you wish to tender debentures, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender debentures on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering the debentures, either make appropriate arrangements to register ownership of the debentures in your name or obtain a properly completed bond power from the registered holder. A transfer of record ownership may take considerable time. See "Restructuring--Exchange Offer--Instructions for Accepting Exchange Offer."

Acceptance of Debentures
 and Delivery of Exchange
 Consideration............  Subject to certain conditions, we will accept for exchange any and all debentures that are properly tendered in the exchange offer prior to 5:00 p.m., Houston time, on the expiration date. The common stock, warrants and cash to be paid in exchange for debentures will be delivered promptly after the expiration date. See "Restructuring -- Exchange Offer -- Acceptance of Debentures; Delivery of Exchange Consideration."

Federal Income Tax
 Consequences to U.S.
 Debentureholders ........  In general, U.S. debentureholders will recognize taxable gain (but not loss) from the exchange of debentures for common stock, warrants and cash in the exchange offer only to the extent of cash received. The tax basis of debentures will be allocated to the common stock and warrants received. Common stock and warrants issued to pay interest will be taxable income to the U.S. debentureholder in the amount the fair market value of the common stock and warrants so issued, if the debentureholder has not previously recognized the interest as taxable income. Common stock and warrants will be issued to U.S. debentureholders in payment of interest in the same proportion as common stock and warrants are issued in payment of principal under the debentures, i.e., based on the same ratio of
                            377.8 shares of common stock and a warrant to purchase 188.9 shares of common stock in exchange for $1,000 of indebtedness of principal and accrued interest. You should consult your own advisors with respect to the federal, state, local and foreign tax consequences (if any) of the restructuring and of the ownership and disposition of our common stock and warrants. See "Certain Federal Income Tax Consequences."

Conditions................  The exchange offer is subject to certain conditions. See "Summary--The Restructuring-- Restructuring Conditions" and "Restructuring-- Exchange Offer--Conditions to Exchange Offer."

Accepting the Exchange
 Offer and Voting on the
 Prepackaged Plan.........  Even if you accept the exchange offer you should vote on the prepackaged plan so that if the exchange offer does not occur, we can proceed with the prepackaged plan. See "Restructuring--Exchange Offer--Accepting the Exchange Offer and Voting on Prepackaged Plan."

                                Prepackaged Plan

Elimination of
 Debentures...............  Our prepackaged plan will result in the elimination of the debentures for the same consideration that the debentureholders are being offered in the exchange offer. We are asking both our stockholders and our debentureholders to approve the prepackaged plan. If all conditions to both the exchange offer and the prepackaged plan are satisfied, we intend to proceed with the exchange offer. See "Restructuring--Prepackaged Plan."

Secured Debt..............  It is a condition to the prepackaged plan that we modify our current domestic credit facility or enter into a new domestic credit facility on terms such that:

                               . the initial borrowing base will be at least
                                 $20.0 million;

                               . it will bear interest at the lender's prime
                                 or index rate; and

                               . it will not mature before June 1, 2002.

                            The lenders under our domestic credit facility have not agreed to our requested modifications. See "Summary-- The Restructuring -- Domestic Credit Facility."

                            It is also a condition to the prepackaged plan that we obtain a debtor-in-possession financing facility (the "DIP Facility") of up to $1.5 million to insure operating liquidity during the pendency of the Chapter 11 proceeding. We cannot assure you that we will be able to obtain the DIP Facility.

Equity Infusion...........  We will sell 43,829,787 shares of common stock to
                            EnCap for $20.6 million. The EnCap investment is subject to certain conditions, including a condition that the aggregate availability under the new or amended domestic credit facility and our Canadian Facility equal or exceed $36 million at the closing of the EnCap investment. In connection with the EnCap investment, we will pay EnCap Investments L.L.C. a commitment fee of $600,000 and 2,127,660 shares of common stock. See "Restructuring -- EnCap Investment."

Expiration Date...........  5:00 p.m., Houston time, on            , 1999,
                            unless extended. See "Restructuring--Prepackaged
                            Plan--Expiration."

No Tendering of             Tendering of debentures is not required to accept
 Debentures...............  the prepackaged plan proposal. Tendering of debentures is only required to accept the exchange offer.

Revocation Rights.........  Your vote to accept or reject the prepackaged plan may be revoked at any time before the earlier of
                            (1) the filing of the prepackaged plan with the bankruptcy court or (2) the expiration date. If the prepackaged plan is filed with the bankruptcy court, your vote can be revoked only with the approval of the bankruptcy court. See "Restructuring--Prepackaged Plan--Revocation
                            Rights."

Federal Income Tax
 Consequences to U.S.
 Debentureholders.........  In general, U.S. debentureholders will recognize taxable gain (but not loss) from the exchange of debentures for common stock, warrants and cash in the plan only to the extent of cash received. The tax basis of the debentures will be allocated to the common stock and warrants received. Common stock and warrants issued to pay interest will be taxable income to the U.S. debentureholder in the amount the fair market value of the common stock and warrants so issued, if the debentureholder has not previously recognized the interest as taxable income. Common stock and warrants will be issued to U.S. debentureholders in payment of interest in the same proportion as common stock and warrants are issued in payment of principal under the debentures, i.e., based on the same ratio of 377.8 shares of common stock and a warrant to purchase
                            188.9 shares of common stock in exchange for $1,000 of indebtedness of principal and accrued interest. You should consult your own advisors with respect to the federal, state, local and foreign tax consequences (if any) of the restructuring and of the ownership and disposition of our common stock and warrants. See "Certain Federal Income Tax Consequences."

Conditions................  The prepackaged plan is subject to certain conditions. See "Summary--The Restructuring-- "Restructuring Conditions" and "Restructuring-- Prepackaged Plan--Conditions to the Prepackaged Plan."

                          Special Stockholder Meeting

Time and Date.............  10:00 a.m., Houston time, on               ,
                                           , 1999.

Location..................  Doubletree Hotel at Allen Center, 400 Dallas
                            Street, Houston, Texas.

Purposes..................  At the special meeting, our stockholders will be asked to approve:

                               . an amendment to our articles of incorporation
                                 increasing the number of authorized shares of common stock from 50 million to 150 million; and

                               . the common stock and warrant issuances in the
                                 exchange offer and the EnCap investment. See
                                 "Special Meeting of Stockholders--Purpose of
                                 Special Meeting."

Vote Required for
 Approval.................  Holders of a majority of our outstanding common stock must approve the amendment to our articles of incorporation. A majority of votes cast, in person or by proxy, at the special meeting is required to approve the common stock and warrant issuances. See "Special Meeting of Stockholders--Voting."

Record Date...............       , 1999 is the record date for determining
                            stockholders entitled to notice of and to vote at the special meeting.

Proxies...................  To vote at the special meeting, please complete, sign and return the enclosed proxy card.

Revocation of Proxies.....  You may revoke your proxy at any time before it is voted or by voting in person the shares to which the proxy relates. See "Special Meeting of Stockholders--Voting."

       Summary Unaudited Pro Forma Condensed Consolidated Financial Data

   The following summary unaudited pro forma condensed consolidated financial data as of March 31, 1999 and for the three-month period ended March 31, 1999 and the year ended December 31, 1998, are derived from, and should be read in conjunction with, the unaudited pro forma condensed consolidated financial information appearing elsewhere herein under "Pro Forma Unaudited Financial Information Giving Effect to the Exchange Offer" and "Pro Forma Unaudited Financial Information Giving Effect to the Prepackaged Plan." The unaudited pro forma condensed consolidated financial data are not necessarily indicative of the results of operations which we would have obtained, or may obtain in the future, had the transactions contemplated by the pro forma information occurred.

   The unaudited pro forma consolidated financial information has been prepared in accordance with published guidelines of the SEC regarding pro forma financial information. Neither KPMG LLP, our independent auditors, nor any other independent accountant or financial advisor, examined or performed any procedures with respect to the unaudited pro forma consolidated financial information, and they (1) express no opinion or any other form of assurances with respect to such information and (2) assume no responsibility for, and disclaim any association with, the unaudited pro forma consolidated financial information.

   The pro forma ratio of earnings to fixed charges is expressed as the ratio of: (1) fixed charges plus income from operations, to (2) fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees. Pro forma earnings were insufficient to cover fixed charges for the year ended December 31, 1998, by the amount of $14.9 million under the exchange offer or prepackaged plan. The pro forma ratio of earnings to fixed charges for the three-months ended March 31, 1999 was 7.9x under the exchange offer and 8.1x under the prepackaged plan.

                                  Exchange Offer                 Prepackaged Plan
                          ------------------------------- -------------------------------
                          Three-months ended  Year ended  Three-months ended  Year ended
                              March 31,      December 31,     March 31,      December 31,
                                 1999            1998            1999            1998
                          ------------------ ------------ ------------------ ------------
                                     (in thousands, except per share amounts)
INCOME STATEMENT DATA
Revenues
Oil and gas.............      $   5,154       $  19,855       $   5,154       $  19,855
Gains (losses) on sales
 of property............          5,073            (250)          5,073            (250)
                              ---------       ---------       ---------       ---------
                                 10,227          19,605          10,227          19,605
Expenses................          5,994          34,824           5,994          34,824
                              ---------       ---------       ---------       ---------
Income (loss) from oper-
 ations.................          4,233         (15,219)          4,233         (15,219)
Other income, expenses
 and deductions
 Interest and other in-
 come...................             27             330              27             330
 Interest and debt ex-
  pense.................           (539)           (324)           (527)           (278)
                              ---------       ---------       ---------       ---------
Income (loss) before in-
 come taxes.............          3,721         (15,213)          3,733         (15,167)
Provision (benefit) for
 income taxes...........           (230)         (2,775)           (230)         (2,775)
                              ---------       ---------       ---------       ---------
Net income (loss).......      $   3,951       $ (12,438)      $   3,963       $ (12,392)
                              =========       =========       =========       =========
Earnings (loss) per
 share of common stock:
  Basic.................      $    0.05       $   (0.17)      $    0.05       $   (0.17)
                              =========       =========       =========       =========
  Diluted...............      $    0.05       $   (0.17)      $    0.05       $   (0.17)
                              =========       =========       =========       =========
Weighted average number
 of shares--basic.......         74,086          73,708          74,398          74,020
                              =========       =========       =========       =========
Weighted average number
 of shares--diluted.....         79,098          73,708          79,410          74,020
                              =========       =========       =========       =========
EBITDA(1)...............      $   7,165       $  (5,107)      $   7,165       $  (5,107)
BALANCE SHEET DATA
Working capital.........      $ (19,441)                      $ (19,617)
Total assets............        114,880                         114,837
Long-term debt..........         27,590                          26,962
Stockholders' equity....         73,980                          74,589

-------
(1) EBITDA is the sum of income (loss) before income taxes and interest, depreciation, depletion and amortization expense. EBITDA should not be considered as an alternative to income (loss) from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance of as a measure of liquidity. However, EBITDA is presented because it is a widely used financial indicator of a company's ability to service indebtedness and other factors.

                                 CAPITALIZATION

   The following table sets forth the consolidated current maturities of our debt and our capitalization as of March 31, 1999, and as adjusted to give effect to the restructuring. You should read this information in conjunction with our Consolidated Financial Statements and accompanying notes included in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998 that accompanies this proxy statement/prospectus/disclosure statement as Annex H and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999 that accompanies this proxy statement/prospectus/disclosure statement as Annex I, "Summary--Historical Consolidated Financial Statements," "Summary-- Unaudited Pro Forma Condensed Consolidated Financial Data" and "Selected Consolidated Historical Financial Statements."

                                                       March 31, 1999
                                              ----------------------------------
                                              Consolidated Exchange  Prepackaged
                                               Historical  Offer(1)    Plan(2)
                                              ------------ --------  -----------
                                                              (Unaudited pro
                                                                  forma)
                                              (in thousands, except share data)

Current portion of debt.....................    $ 31,759   $ 19,502   $ 19,702
Long-term debt (less current portion).......      60,273      8,088      7,260
                                                --------   --------   --------
    Total debt..............................      92,032     27,590     26,962
Preferred Stock, par value $.01 (historical)
 per share; 5,000,000 shares authorized;
 none issued (historical, exchange offer or
 prepackaged plan)..........................         --         --         --
Common Stock, par value $.01 per share;
 50,000,000 shares authorized (historical),
 150,000,000 shares authorized (exchange
 offer and prepackaged plan); 12,894,711
 shares issued (historical), 74,180,260
 shares issued (exchange offer), 74,493,078
 shares issued (prepackaged plan);
 12,803,488 shares outstanding (historical),
 74,089,037 shares outstanding (exchange
 offer), 74,401,855 shares outstanding
 (prepackaged plan).........................         129        741        744
Additional paid-in capital..................      30,852     59,159     59,305
Accumulated other comprehensive loss--
 foreign currency translation adjustment....      (1,535)    (1,535)    (1,535)
Retained (deficit) earnings.................     (10,965)    15,667     16,127
Less: treasury stock........................         (52)       (52)       (52)
                                                --------   --------   --------
    Total stockholders' equity..............      18,429     73,980     74,589
                                                --------   --------   --------
    Total capitalization....................    $110,461   $101,570   $101,551
                                                ========   ========   ========

--------
(1) Assumes 98% level of participation by the holders of the debentures in the exchange offer and:
    (1) the sale of our Brushy Creek Field and Texan Gardens Field interests to ANR for $16.3 million;
    (2) the sale of 43,829,787 shares of common stock to EnCap for $20.6 million;
    (3) the payment of a commitment fee of $600,000 in cash and 2,127,660 shares of common stock to EnCap Investments L.L.C.;
    (4) the exchange of 98% ($40.6 million) of the debentures for 337 shares of common stock, a warrant to purchase 188.9 shares of common stock for three years at an exercise price of $1.50 and $241.50 cash for each $1,000 principal amount of debenture; and
    (5) the use of proceeds from the sale of Brushy Creek Field and Texan Gardens Field interests and the EnCap investment.
(2) Assumes the statutory level of required approval (more than two-thirds of the face value of the debentures and more than one-half of the holders of the debentures) for the prepackaged plan and:
    (1) the sale of our Brushy Creek Field and Texan Gardens Field interests to ANR for $16.3 million;
    (2) the sale of 43,829,787 shares of common stock to EnCap for $20.6 million;
    (3) the payment of a commitment fee of $600,000 in cash and 2,127,660 shares of common stock to EnCap Investments L.L.C.;
    (4) the forced conversion of 100% ($41.4 million) of the debentures for
        337.8 shares of our common stock, a warrant to purchase 188.9 shares of our common stock for three years at an exercise price of $1.50 and $241.50 cash for each $1,000 principal amount of debenture; and
    (5) the use of proceeds from the sale of Brushy Creek Field and Texan Gardens Field interests and the EnCap investment.

                    Debentureholder and Stockholder Actions

Debentureholders

To accept the exchange offer:

  . follow the procedures for book-entry transfer as set forth under "Restructuring--Exchange Offer--Instructions Accepting For Exchange Offer;" or

  . complete and sign the enclosed letter of transmittal;

    . obtain signature guarantees if required by the enclosed letter of transmittal;

    . either:

     . enclose your debenture; or

     . complete the guarantee of delivery; and

  . return your letter of transmittal and debenture or guarantee of delivery in the BLUE ENVELOPE to:

                                [Identify Agent]

To accept or reject the prepackaged plan proposal:

  . beneficial owners:

    . complete and sign the BLUE Ballot;

    . beneficial owners who are also record holders should forward their BLUE
      Ballots directly to                        in the YELLOW ENVELOPE; and

    . beneficial owners who are not record holders should forward their BLUE
      Ballot to their record holder which is the broker, bank, dealer, trust company or other nominee in whose name the beneficial owner's debenture is held of record in the envelope provided by the record holder.

  . record owners:

    . complete and sign the GREY Master Ballot; and

    . return your Master Ballot in the YELLOW ENVELOPE to:

                                [Identify Agent]

Stockholders

To vote at the special meeting:

  . complete and sign the enclosed proxy card; and

  . return your proxy card in the WHITE ENVELOPE to:

                                [Identify Agent]

To accept or reject the prepackaged plan proposal:

  . beneficial owners:

    . complete and sign the GREEN Ballot;

    . beneficial owners who are also record holders should forward their
      GREEN Ballots directly to                   in the YELLOW ENVELOPE; and

  . beneficial owners who are not record holders should forward their GREEN
    Ballot to their record holder which is the broker, bank, dealer, trust company or other nominee in whose name the beneficial owner's debenture is held of record in the envelope provided by the record holder.

  . record owners:

    . complete and sign the WHITE Master Ballot; and

    . return your Ballot or Master Ballot in the YELLOW ENVELOPE to:

                                [Identify Agent]

           CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

   We make "forward-looking statements" within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995 throughout this proxy statement/prospectus/disclosure statement and in the documents we incorporate by reference in this proxy statement/prospectus/disclosure statement. You can identify these statements by forward-looking words such as "may," "intend," "will," "expect," "anticipate," "believe," "estimate," "should," "strategy," "position," "plan" and "continue," or the negatives of those words or other variations on them or by comparable terminology. We have based these statements on our current expectations about future events. Although we believe that our expectations reflected in or suggested by our forward-looking statements are reasonable, we cannot assure you that these expectations will be achieved. Our actual results may differ materially from what we currently expect. Important factors which could cause our actual results to differ materially from the forward-looking statements in this proxy statement/prospectus/disclosure statement or in the documents that we incorporate by reference in this prospectus include, without limitation, those factors discussed below under the caption "Risk Factors."

   You should read this and the documents that we incorporate by reference in this proxy statement/prospectus/ disclosure statement completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even though our situation will change in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

                                  RISK FACTORS

   Debentureholders and stockholders should carefully consider the risks described below and the other information included or incorporated by reference in this proxy statement/prospectus/disclosure statement.

We may not be able to complete the restructuring.

   It is possible that neither the exchange offer nor the prepackaged plan will be completed. If neither restructuring occurs, the following undesirable events may happen:

  . if we do not complete the sale of our Brushy Creek Field and Texan
    Gardens Field interests, we will not be able to make the September 1, 1999 payment under our domestic credit facility, resulting in a default being declared by the lenders and a demand for repayment of the entire outstanding debt in the amount of approximately $31.1 million;

  . we will most likely not be able to make the October 1, 1999 interest payment on our debentures, which would result in a default under the indenture governing the debentures and give debentureholders the right to demand full payment of the debentures in the amount of approximately $42.8 million;

  . an involuntary bankruptcy petition could be filed against us by our creditors;

  . we may need to file a petition with the bankruptcy court to reorganize under applicable provisions of the Bankruptcy Code;

  . we will not be able to pursue acquisitions or exploit or explore our oil and gas properties;

  . we could lose business if others doubt our ability to satisfy our obligations on a timely or long-term basis;

  . we will be unable to realize the maximum value of our assets;

  . we will be unable to invest adequate capital in our business; and

  . the lenders under our domestic and Canadian credit facilities may demand repayment of our outstanding debt.

   If a restructuring is not completed, we will most likely need to reorganize and restructure under the protection of the Bankruptcy Code without approval of the prepackaged plan. We can give you no assurances that a bankruptcy case, other than pursuant to the prepackaged plan, will result in a reorganization rather than a liquidation, or that any reorganization would be on terms as favorable to the debentureholders and stockholders as the terms of the restructuring. If a liquidation or lengthy and non-consensual reorganization were to occur, there is a substantial risk that there would be little or no value available for distribution to the stockholders, and that the debentureholders would receive substantially less than the recovery anticipated in the restructuring.

   For purposes of comparing the distributions under the prepackaged plan versus a liquidation, we have prepared an analysis of estimated recoveries in a liquidation of Southern Mineral under applicable provisions of the Bankruptcy Code. The liquidation analysis is attached as Annex B to this proxy statement/prospectus/disclosure statement. The procedures followed and the assumptions and qualifications used in this analysis are presented in the notes following the analysis.

   Even if all impaired classes accept the prepackaged plan, the prepackaged plan restructuring might not be confirmed by a bankruptcy court. The Bankruptcy Code requires various findings such as:

  . the confirmation of the prepackaged plan will not be followed by a need for further financial reorganization;

  . the value of distributions to non-accepting debentureholders and stockholders not be less than the value of distributions they would receive if Southern Mineral were liquidated under Chapter 7 of the Bankruptcy Code; and

  . both the prepackaged plan and Southern Mineral otherwise comply with the applicable provisions of the Bankruptcy Code.

   See "Disclosure Statement--Summary of the Plan of Reorganization-- Confirmation of the Prepackaged Plan." Although we believe that the prepackaged plan will meet all applicable tests, there can be no assurance that a bankruptcy court will reach the same conclusion.

   Even if the required acceptances are received, a bankruptcy court could find that the accepting debentureholders and stockholders have not validly accepted the prepackaged plan. If this happens, we may seek to re-solicit acceptances, but confirmation of the prepackaged plan could be substantially delayed and possibly jeopardized. We believe that:

  . the prepackaged plan solicitation complies with the requirements of the Bankruptcy Code and applicable securities laws;

  . signed and returned Ballots and Master Ballots will be in compliance with the applicable provisions of the Bankruptcy Code and the bankruptcy rules; and

  . if sufficient acceptances are received, the prepackaged plan should be confirmed by a bankruptcy court.

   We, however, expressly reserve the right not to file the prepackaged plan and to pursue other alternatives. See "The Restructuring" and "Disclosure Statement--Alternatives to Confirmation and Consummation".

We may seek confirmation of the prepackaged plan under the "cram-down" provisions of the Bankruptcy Code.

   Section 1129(b) of the Bankruptcy Code (generally referred to as the "cram-down" provisions) permits the confirmation of a prepackaged plan of reorganization even if it is not accepted by all impaired classes. We reserve the right to seek confirmation of our prepackaged plan under the cram-down provisions if our stockholders do not accept our prepackaged plan. In such event, it is possible that the prepackaged plan may be modified in a manner that will materially and adversely affect the treatment provided to any impaired class that rejected the prepackaged plan. We also reserve the right to seek the protection of the bankruptcy law other than under the prepackaged plan, which could result in less favorable treatment to our debentureholders and stockholders than the treatment currently provided in the prepackaged plan.

We may fail as an operating company.

   Currently, there is substantial doubt about our ability to continue as a going concern. Our auditors have included a "going concern" exception on their most recent report on our financial statements. Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998 accompanies this proxy statement/prospectus/disclosure statement as Annex H.

Our financial projections are based on many assumptions about the future that are subject to uncertainty.

   We have prepared the projections set forth in "Financial Projections and Assumptions" based upon a number of estimates and assumptions. While we believe these estimates and assumptions are reasonable when taken as a whole, they are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. The accuracy of the projections is dependent upon the timing and probability of occurrence of a complex series of future events, and it can be expected that one or more of the assumptions upon which the projections are based will not materialize or will vary significantly from actual results.

   We do not guarantee that the projections will be achieved. In addition, we did not prepare the projections with a view toward compliance with published guidelines of the SEC, the American Institute of Certified Public Accountants or generally accepted accounting principles. KPMG LLP, our independent auditors did not prepare or compile the projections, and they express no opinion on and assume no responsibility for the projections. You should not rely on the projections. We do not intend to update or revise the projections.

There may be a limited market for unexchanged debentures if the exchange offer occurs.

   If the exchange offer is completed, the trading market for unexchanged debentures will be significantly more limited, which might adversely affect the liquidity and market value of the remaining debentures.

You will subordinate your creditor status if you accept the exchange offer.

   Debentureholders are senior to the equity position of stockholders. If you accept the exchange offer and become a stockholder, you will subordinate your creditor status to debentureholders that do no accept the exchange offer. If the prepackaged plan is completed, all debentureholders will become stockholders.

We will be limited in the use of our net operating loss carryforwards if the restructuring occurs.

   The exchange offer and the prepackaged plan may result in taxable income to us and may reduce or limit the use of our net operating loss carryovers. In either the exchange offer or the prepackaged plan, we will realize income from the discharge of indebtedness. In the exchange offer restructuring, this income will not be taxed to the extent that we are insolvent at the time of the exchange offer. Any debt discharge income over the amount by which we are insolvent will be taxed. In the prepackaged plan, we will not be taxed on any of the debt discharge income. In either case, however, the amount of untaxed debt discharge income must be used to reduce our net operating loss carryovers and other tax attributes.

   The exchange offer will limit the future use of our remaining net operating loss carryovers. After the exchange offer, our net operating losses may be used in any year only to the extent of the product of the "tax-exempt long-term interest rate" in effect at the time of the exchange offer multiplied by the value of our stock at the time of the exchange offer. In the case of the prepackaged plan restructuring, the limitation described above will apply, but will be somewhat higher.

Existing stockholders will be substantially diluted by the restructuring.

   The equity interests of existing stockholders will be substantially diluted by the restructuring. Upon the issuance of common stock to debentureholders and EnCap, the equity interests of existing stockholders will be reduced to approximately 17.3% (assuming the exchange of all debentures). If (1) all of the warrants issued to the debentureholders are exercised in full, and (2) all other outstanding options and warrants are exercised in full, the equity interests of existing stockholders will be further reduced to approximately 15.0%.

   The following table shows the change in ownership of our company if the restructuring occurs (assuming all debentures are exchanged).

                                                              After Restructuring
                              Before             After                on
                         Restructuring(1)  Restructuring(1)   a Diluted Basis(2)
                         ----------------  -----------------  -------------------
                          Shares     %      Shares      %       Shares      %
                         ----------------  -----------------  -------------------
                                             (in thousands)
EnCap(3)................        45     --     46,002    61.7%     46,002     53.6%
Debentureholders........        --     --     15,651    21.0%     23,461     27.4%
Existing stockholders...    12,796    100%    12,796    17.3%     12,796     15.0%
Other optionholders and
 warrantholders.........        --     --         --      --       3,445      4.0%

--------
(1)   Based on shares outstanding as of July 15, 1999.
(2) Assumes exercise of the warrants to acquire an aggregate of 7,820,460 shares of common stock to be issued to the debentureholders and exercise of all other outstanding options and warrants to acquire 3,445,199 shares of common stock.
(3) Includes shares to be acquired by EnCap Energy Capital Fund III, L.P., EnCap Energy Capital Fund III-B, L.P., Energy Capital Investment Company PLC, BOCP Energy Partners, L.P. and EnCap Investments L.L.C.

EnCap will have the ability to control our board of directors after the restructuring.

   After the restructuring, EnCap will have the ability to elect a majority of the board of directors and control our affairs and management. EnCap also would have the power to approve actions requiring stockholder approval. This high level of ownership might delay, defer or prevent a future change in control of Southern Mineral.

We may not be able to successfully implement our business plan.

   Our ability to meet our financial projections and our financial obligations depends on our ability to achieve our business plan. Accomplishing our business plan may be affected by general economic conditions, commodity prices, industry trends and other factors beyond our control. Many of our competitors have greater financial resources and may have more operating flexibility. We may be unable to implement certain elements of our operating plan following completion of the restructuring due to continuing pressures on our operating cash flow.

   It is possible that announcing the restructuring or filing of a bankruptcy case could adversely affect our operations and relationships with employees, customers, operations and suppliers. Due to uncertainty about our future, many risks exist, including the following:

  . employees may be distracted from performance of their duties or more easily attracted to other career opportunities; and

  . suppliers, operators and trade creditors may suspend or terminate their relationship with us, exercise rights of set-off or similar remedies, further restrict ordinary credit terms or require guarantees of payment.

   The filing of a bankruptcy case or a delay in completing the prepackaged plan may cause our domestic credit facility lenders to further reduce our borrowing base or exercise creditor remedies.

Our securities may be delisted by Nasdaq.

   Our common stock is currently listed on the Nasdaq National Market, and our debentures are currently listed on the Nasdaq SmallCap Market. We are not in compliance with the Marketplace Rule 4310 of the Nasdaq Stock Market, Inc. governing qualitative and quantitative standards for continued listing of our common stock. On January 19, 1999, we received a letter from Nasdaq, in which we were notified that we failed to comply with the continued listing requirement with respect to the minimum bid requirement and net tangible asset test of Nasdaq Marketplace Rule 4310.

   We have been unable to comply with the continued listing requirements since receiving the January 19, 1999 letter from Nasdaq. At a hearing before Nasdaq on May 27, 1999, we described our efforts to raise additional equity capital, and we requested an extension of the deadline to comply with the continued listing requirements. We can give you no assurances, however, that we will be successful in complying with the continued listing requirements, and the failure to do so may result in the immediate delisting of our securities. Such delisting will have an adverse impact on the liquidity of our securities. The possible consequences of such delisting could include litigation. Such delisting could make it more difficult for us to raise additional capital in the manner in which we have done so in the past.

   If our securities are delisted from Nasdaq, trading therein, if any, may then be conducted on the OTC Bulletin Board or the over-the-counter market. Because spreads between the "bid" and "asked" prices of the securities quoted by market makers on the OTC Bulletin Board and the over-the-counter market will likely be greater than they are at present, you will likely experience a greater degree of difficulty in trading our securities. In addition, there are significant restrictions imposed by most brokerage houses on the ability of their brokers to solicit orders or recommend the purchase of securities that trade on the OTC Bulletin Board. In the majority of cases, the purchase of securities is limited to unsolicited offers from private investors, who have to comply with policies and practices involving the completion of time-consuming forms that can make the handling of lower-priced securities economically unattractive. Moreover, most brokerage houses do not permit lower-priced securities to be used as collateral for margin accounts or to be purchased on margin. We believe that the current market price of our securities may limit the effective marketability because of the reluctance of many brokerage firms and institutional investors to recommend lower-priced securities to their clients or to hold them in their own portfolios. The brokerage commission on the purchase or sale of a lower-priced securities may also represent a higher percentage of the price than the brokerage commission on a higher-priced issue.

   We anticipate that a restructuring will have the effect of increasing the minimum bid price of our common stock sufficient to satisfy Nasdaq's minimum bid price criteria and result in our having sufficient tangible assets to satisfy the Nasdaq net tangible asset test. However, we can give you no assurances that the minimum bid price will increase, or if it increases, that it will be maintained for any period of time, that we will have sufficient net tangible assets or that we will be successful in maintaining the listing of our common stock on the Nasdaq National Market.

The market value of our securities may fluctuate.

   The market value of the common stock and warrants issued in connection with the restructuring will depend on our future performance and factors generally affecting securities markets, which are influenced by conditions beyond our control.

A trading market for our warrants may not develop, and the value of our warrants is uncertain.

   We can give you no assurances that an active market for our warrants will develop or, if a market does develop, that it will continue to exist. The value of our warrants, by their nature, will be linked to the value of our common stock. Consequently, the risks associated with ownership of our common stock are also attributable to our warrants. We can give you no assurances as to the liquidity of our common stock or warrants or the prices at which our common stock or warrants can be sold.

We do not expect to pay dividends in the foreseeable future.

   We do not currently pay cash dividends on our common stock, and we do not anticipate paying dividends in the foreseeable future. Our domestic credit facility restricts the payment of dividends and other distributions. See "Dividend Policy."

We have a history of operating losses.

   The following are our net income (losses) from operations (in thousands) for the last seven fiscal years:

                                                                      Net Income
      Year                                                              (Loss)
      ----                                                            ----------
      1998...........................................................  $(16,409)
      1997...........................................................    (2,049)
      1996...........................................................     2,434
      1995...........................................................      (137)
      1994...........................................................    (3,133)
      1993...........................................................      (537)
      1992...........................................................    (1,044)

   For the three months ended March 31, 1999, we reported net income of approximately $2.9 million, including a gain of $5.1 million due to the sale of certain non-core oil and gas properties. We can give you no assurances that we will operate profitably in the future. The likelihood of our future profitability must be considered in light of the financial, business and operating risks, expenses, difficulties and delays frequently encountered in connection with the oil and gas acquisition, exploitation, exploration, development and production business in which we are engaged.

Estimates of our reserves and future net cash flows are subject to uncertainty.

   Estimated proved reserves of oil and natural gas are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be economically producible under existing conditions. There are numerous uncertainties inherent in estimating quantities and values of proved reserves and in projecting future rates of production and the timing of development expenditures, including factors involving reservoir engineering, pricing and operating and regulatory constraints. Reserve assessment is a subjective process of estimating the recovery from underground accumulations of hydrocarbons that cannot be measured in an exact way. All reserve estimates are to some degree speculative and various classifications of reserves only constitute attempts to define the degree of speculation involved. The accuracy of any reserve estimate is a function of available data, engineering and geological interpretations and judgments based on the data and assumptions regarding oil and gas prices and costs to operate such wells. Accordingly, as further information is acquired relating to our oil and gas properties, reserve estimates are likely to differ from the quantities of hydrocarbons that are ultimately recovered. Results of drilling, testing and production history from the properties in which we have an interest and changes in oil and gas prices and cost estimates subsequent to the date of our reserve estimates could require substantial adjustments, either upward or downward, to such estimates. Any downward adjustment could adversely affect our financial condition and future prospects and the market value of the our securities.

   The estimated discounted pre-tax cash flows attributable to our estimated net proved reserves, at an annual rate of 10%, should not be construed as the current market value of our reserves. In accordance with applicable requirements of the SEC, the future net cash flows attributable to estimated net proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by the amount and timing of both the production and the lifting and development costs. The 10% discount rate, which is the rate required by the SEC, is not necessarily the most appropriate discount rate based on interest rates in effect from time to time and risks associated with our business or the oil and gas industry in general.

Oil and gas prices are very volatile.

   Our revenues, profitability, future growth and value of our oil and gas properties are highly dependent upon the prices of oil and gas. In addition, borrowings under our domestic and Canadian credit facilities are limited by a borrowing base, which is determined in part by the prices for oil and gas. Market conditions make it difficult to estimate future prices of oil and natural gas. In the past, our average annual sales price for oil and natural gas has been volatile, and it is likely that oil and gas prices will continue to fluctuate in the future. Various factors beyond our control affect prices of oil and natural gas, including worldwide and domestic supplies of oil and natural gas, the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls, political instability or armed conflict in oil-producing regions, the price of foreign imports, the level of consumer demand, the price and availability of alternative fuels, the availability of pipeline capacity and changes in existing federal regulation and price controls. A material or extended decline in the price of oil or gas may render the development of our oil and gas properties commercially unattractive, have a material adverse effect on our financial condition and results of operations, and limit our ability to incur indebtedness or otherwise finance our operations and future capital expenditures.

We may not be able to find and acquire additional reserves.

   Our future success depends upon our ability to find, develop and acquire additional oil and gas reserves that are economically recoverable. Unless we conduct successful exploration or development activities or acquire properties containing reserves, our reserves will generally decline as they are produced. There can be no assurance that our acquisition, development or exploration activities will result in additional reserves. If prevailing oil and gas prices were to increase significantly, our finding costs (calculated by dividing the capitalized costs of oil and gas properties as of a particular date by the amount of net proved reserves shown on a reserve report at the same date) to add new reserves could increase due to higher acquisition costs and third party exploration and development costs. The business of purchasing oil and gas properties involves a high degree of business and financial risk, especially the risk that prices may subsequently decline or that the reserves actually recovered may be less than those anticipated by us at the time of purchase. The cost of drilling, completing and operating wells is uncertain, and our drilling or production may be curtailed or delayed as a result of many factors.

Our acquisition program involves certain risks.

   After we address our present financial crisis, we intend to resume the acquisition of oil and gas properties. Generally, it is not feasible to review in detail every individual property involved in an acquisition. Ordinarily, review efforts are focused on the higher-valued properties. A detailed review of all potential properties and records may not adequately reveal existing or potential problems or permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections are not always performed on every well and environmental problems, such as groundwater contamination, are not necessarily revealed when an inspection is undertaken. Property acquisition decisions generally are based on various assumptions and subjective judgments that are speculative. If we overestimate the potential oil and gas reserves of a property to be acquired or if subsequent operations on the property are unsuccessful, then acquisition of the property could result in substantial losses to us.

   We can give you no assurances that we will make any acquisitions. Additionally, larger acquisitions may involve substantially higher costs and may pose additional operating issues regarding the integration of operations. The rate at which we are able to sustain any future growth may be limited to the extent that we require, but we are unable to obtain, suitable financing or to timely expand our existing staff and operating capabilities.

We face many operating hazards and uninsured risks.

   The oil and gas business involves a variety of operating risks, including unexpected formations or pressures, uncontrollable flows of oil, gas, brine or well fluids into the environment (including groundwater contamination), blowouts, cratering, fires, explosions, pollution and other risks, any of which could result in personal injuries, loss of life, damage to properties and substantial losses. Although we carry insurance that we believe is reasonable, we are not fully insured against all risks. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on our financial condition and results of operations.

We may suffer production curtailments.

   Due to contract terms, pipeline interruptions, weather conditions or other factors, the producing wells that we own an interest in may, from time to time, be subject to production curtailments. Curtailments may range from production being partially restricted to wells being completely shut-in. The duration of curtailments may vary from a few days to several months.

We depend on certain key personnel.

   We depend, and we will continue to depend for the foreseeable future, on the services of our officers and key employees with extensive experience in the oil and gas business. Our ability to retain such officers and key employees is important to our continued success and growth. The loss of key personnel could have a material adverse effect on us. We do not maintain key person life insurance on any of our officers or employees.

We will need additional capital for acquisition.

   The oil and gas industry is capital intensive. Our ability to expand our reserve base is dependent upon the availability of internally generated cash flows and financing alternatives. Such financing may consist of bank or other commercial debt, forward sales of production, the issuance of equity or debt securities or any combination thereof. We can give you no assurances that we will be successful in obtaining additional financing if and when required. Any substantial increase in our level of indebtedness through borrowings or the issuance of debt securities may significantly decrease our financial flexibility. If we are unable to obtain such financing if and when needed, we may be forced to (1) curtail property acquisition and development activities and (2) forgo continued participation in our current exploitation, exploration and development projects operated by third parties.

Our exploratory drilling activities involve many risks.

   Exploratory drilling involves a high degree of financial and operating risk, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. The cost of drilling and completing exploratory and development wells may vary materially from initial estimates. Drilling operations may be curtailed, delayed or canceled as a result of many factors, including, but not limited to, formations and drilling conditions, pressure or mechanical irregularities in formations, equipment failures or accidents, as well as title problems, weather conditions, compliance with governmental requirements, shortages or delays in the delivery of equipment, and financial instability of well operators, major working interest owners and well servicing companies. With respect to the properties we do not operate, we are dependent upon the operator of the wells to properly conduct leasing, drilling and completion activities and ongoing operations of the well. The operator's failure to properly perform their services could adversely affect us. Our decisions to participate in the drilling of exploratory wells and, ultimately, the success of our participation depends largely on the results of seismic survey data and other geological and geophysical data. The acquisition and interpretation of such data involves subjective professional judgment. Reliance upon such data and the interpretations thereof poses the risk that a decision to participate in the drilling of an exploratory well may be founded on incorrect, insufficient data, erroneous interpretations of the data, or both.

The market for oil and gas production is volatile.

   The availability of a ready market for our oil and gas production depends on numerous factors beyond our control, including the demand for and supply of oil and gas, the proximity of our natural gas reserves to pipelines, the capacity of such pipelines, fluctuations in production and seasonal demand, the effects of inclement weather and governmental regulation. New gas wells may be shut-in for lack of a market until a gas pipeline or gathering system with available capacity is extended into the area. Successful exploration wells, especially offshore wells, may have production delayed until production facilities and pipelines are constructed.

We may have losses due to exchange rate fluctuations with respect to our Canadian operations.

   Approximately 45% of our revenues are derived from our Canadian properties. The revenues and expenses of our Canadian operations are denominated in Canadian dollars. We record transactions and prepare our financial statements in U.S. dollars. Fluctuations in the value of the two currencies may cause currency translation losses or reduced revenues and earnings, or both, with respect to our Canadian operations. We cannot predict the effect of exchange rate fluctuations upon future operating results.

Our industry is subject to governmental and environmental regulation.

   Exploring for, producing and selling oil and gas are subject to a variety of federal, state, local and international governmental regulations, including regulation concerning the prevention of waste, the discharge of materials into the environment, the conservation of natural gas and oil production, permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, the unitization and pooling of properties, the clean-up of well sites and various other matters, including taxes. Laws and regulations protecting the environment are stringent and may in certain circumstances impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose us to liability for the conduct of operations or conditions caused by others or for our acts that were in compliance with all applicable laws at the time such acts were performed. An increase in federal, state or local production or property taxes, the modification of existing laws or regulations or the adoption of new laws or regulations relating to environmental matters could have a material adverse effect on our results of operations.

   The Federal Water Pollution Control Act imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into navigable waters. Permits must be obtained to discharge pollutants into state and federal waters. The Federal Water Pollution Control Act and analogous state laws provide for civil, criminal and administrative penalties for any unauthorized discharges of oil and other hazardous substances in reportable quantities and may impose substantial potential liability for the costs of removal, remediation and damages. State water discharge regulations and the federal permits prohibit or are expected to prohibit within the next year the discharge of water, sand and, certain other substances related to the oil and gas industry into coastal waters. Although the costs to comply with zero discharge under federal or state law may be significant, the entire industry will experience similar costs and we believe that these costs will not have a material adverse effect on our financial condition and results of operations. Some oil and gas exploration and production facilities are required to obtain permits for their storm water discharges. Costs may be incurred in connection with treatment of wastewater or developing storm water pollution prevention plans.

We are smaller and not as well capitalized than many of our competitors.

   The oil and gas industry is highly competitive in many respects, including identification of attractive oil and gas properties and personnel to conduct operations and activities. In seeking suitable opportunities, we compete with a number of other companies, including large oil and gas companies, numerous independent operators, individual proprietors and others with greater financial resources and, in some cases, with more experience. Many other oil and gas companies in the industry have financial resources, personnel and facilities substantially greater than ours, and we can give you no assurances that we can compete effectively with these competitors.

We may experience Year 2000 problems.

   Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. We are actively taking steps to ensure that our information technology infrastructure and business system applications, manufacturing equipment and systems will be Year 2000 compliant, and we are seeking assurances of Year 2000 compliance from our suppliers, customers and other third parties with whom we conduct business. However, we cannot be certain that our efforts will be appropriate, adequate or complete.

The Nevada anti-takeover statute may delay or prevent a takeover.

   Provisions of the Nevada General Corporation Law requiring disinterested director or stockholder approval of certain business combinations between Southern Mineral and holders of 10% or more of the voting securities of Southern Mineral could have the effect of delaying, deterring or preventing a change in control of Southern Mineral. See "Stockholder Rights--Nevada Anti-Takeover Statute."

                                 RESTRUCTURING

Reasons for the Restructuring

   Our recent operating results have been seriously hurt by a number of factors, including low commodity prices for oil and natural gas. During the third quarter of 1998, we borrowed approximately $34.2 million under our domestic credit facility in connection with our acquisition of Neutrino. As a result of the additional Neutrino acquisition debt, we had an aggregate of approximately $96.0 of debt outstanding as of December 31, 1998. Due to lower commodity prices for oil and gas in late 1998 and early 1999, the lenders under both our domestic and Canadian credit facilities reduced our borrowing bases. The reduced borrowing bases coupled with our level of debt has materially and adversely impacted our liquidity and capital resources. Consequently, we began developing during the first quarter of 1999 a comprehensive financial and operating plan to return us to profitability. We downsized staff, cut administrative expenses and improved our working capital through the sale of non-core assets. Although our operating cash flow improved, we still are not generating sufficient cash flow to fund our operations and service our debt. As a result, we hired CIBC WM in February 1999 to explore strategic alternatives.

   In the coming months, we are required to make a significant payment on our indebtedness. We are required to repay $12.5 million under our domestic credit facility on September 1, 1999. If we do not complete the sale of our Brushy Creek Field and Texan Gardens Field interests, we do not expect to have sufficient available cash to make this payment. Failure to make the September 1, 1999 payment would be default under our domestic credit facility, and the lenders would have the right to demand payment in full of the debt outstanding under this facility. On October 1, 1999, a cash interest payment of approximately $1.4 million is due on the debentures. We will most likely not have sufficient available cash to make this interest payment. Failure to make the October 1, 1999 payment would be a default under the indenture governing the debentures, and most likely would result in a demand for full payment of the debentures. Our failure to timely pay the September 1, 1999 payment to the lenders under our domestic credit facility or the October 1, 1999 interest payment on the debentures would be a default under our Canadian credit facility, and would most likely result in a demand for payment in full of the debt outstanding under this facility.

   If we do not complete the sale of the Brushy Creek Field and Texan Gardens Field interests and the restructuring:

  . the debentures will most likely be declared payable in full if the October 1st interest payment is not made by October 30th;

  . our domestic credit facility will most likely be declared in default by the lenders if the September 1st payment is not made;

  . the lender under our Canadian credit facility may demand immediate repayment;

  . an involuntary bankruptcy petition could be filed against us;

  . we may need to file a petition with the bankruptcy court to reorganize or liquidate Southern Mineral under applicable provisions of the Bankruptcy Code;

  . we may lose business if others begin to doubt our ability to timely satisfy our obligations;

  . we will be unable to invest adequate capital in our business or make appropriate capital expenditures; and

  . the lenders under our domestic and Canadian credit facilities may not extend or renew the credit arrangements.

   A bankruptcy proceeding initiated in such circumstances, in our opinion, would be lengthy and perhaps contested and, therefore, could be expected to result in substantial disruption of business operations and a material reduction of our value. We believe that in such circumstances our stockholders would most likely suffer a total loss of their investments, and our debentureholders would likely recover no more, and potentially could recover substantially less than the recovery available through the restructuring. Based upon our analysis, in the event of a liquidation, such recovery could be only $0.36, or less in value for each $1.00 of indebtedness under the debentures. See "Disclosure Statement--Alternatives to Confirmation and Consummation of the Plan."

Restructuring Overview

   We are proposing the exchange offer to eliminate at least 98% of our debentures from our debt structure. We believe this is necessary to best ensure our long-term viability. We are asking debentureholders to exchange their debentures for common stock, warrants and cash. We are asking our stockholders to approve the actions necessary to issue the common stock and the warrants.

   We are simultaneously proposing the prepackaged plan as a way to obtain the same results in a Chapter 11 bankruptcy proceeding. The prepackaged plan involves the same basic economic considerations as the exchange offer.

   The prepackaged plan has the added benefits to the debentureholders and stockholders of discharging us from all liabilities that we do not specifically assume and assuring us that all of the debentures will be exchanged into common stock, warrants and cash.

   The exchange offer provides us the advantage of time. If all of the conditions are met, the exchange can be done in a matter of days after the exchange offer closes. Proceeding with the prepackaged plan will be more costly than the exchange offer in time, money and reputation. As in the prepackaged plan, the stockholders will benefit from the elimination of 98% of the debentures that are senior to their equity position. The debentureholders that become stockholders will be subordinating their creditor position to the debentureholders who do not accept the exchange offer.

   Because of the high percentage of debentures that must be exchanged in the exchange offer and the required stockholder approvals, we realize that it may be difficult to complete the exchange offer. We believe it is more likely that we will receive the requisite acceptances necessary for filing the prepackaged plan. If all conditions to both the exchange offer and the prepackaged plan are satisfied, we intend to proceed with the exchange offer.

   We have retained CIBC WM as our financial advisor in connection with pursuing strategic alternatives. CIBC WM has been paid an engagement fee of $50,000 and $350,000 for rendering the fairness opinion discussed below. In addition, we will pay CIBC WM $244,200 upon consummation of the sale of our Brushy Creek Field and Texan Gardens Field interests to ANR, which will be credited against an $800,000 fee we will pay to CIBC WM upon the consummation of the EnCap investment. See "Restructuring--Fairness Opinion."

EnCap Investment

   Upon completion of either the exchange offer or prepackaged plan restructuring, we intend to sell 43,829,787 shares of common stock to EnCap for $20.6 million and pay a fee with 2,127,660 common shares EnCap Investments L.L.C. EnCap will own approximately 61.7% of our common stock if their investment is completed. The following is a summary of certain material provisions of the terms and conditions of the EnCap investment. A copy of our stock purchase agreement with EnCap accompanies this proxy statement/prospectus/disclosure statement as Annex D. The following summary does not purport to be complete and is qualified in its entirety by reference to the stock purchase agreement.

 Conduct of Our Business Pending the EnCap Investment

   Prior to completing the EnCap investment, we have agreed to generally conduct our business in the ordinary course taking into account our financial condition; however, unless expressly permitted by the stock purchase agreement, we will not, without the prior approval of EnCap,:

  . declare, set aside or pay any dividends on, or make any other distributions in respect of, our capital stock;

  . issue, deliver, sell, pledge or otherwise encumber any shares of our capital stock;

  . amend our articles of incorporation or bylaws;

  . enter into any business combination with a third party;

  . sell, lease, mortgage, grant a lien on or otherwise encumber or dispose of any of our material properties or assets;

  . incur or guarantee any new debt or make any material loans, advances, capital contributions or investments;

  . make or incur any new material capital expenditures other than in accordance with our 1999 capital expenditure budget;

  . pay, discharge or satisfy any claims, liabilities or obligations subject to certain exceptions; or

  . adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization other than the exchange offer and the prepackaged plan.

   We have also agreed not to alter or amend our compensation arrangements with our employees or grant, alter or amend any severance arrangements with our employees.

 Conditions to the EnCap Investment

   The completion of the EnCap investment is subject to our complying with a number of conditions and requirements, including (1) our representation and warranties being true and correct as of the closing date, (2) the performance of our covenants and agreements in all material respects, (3) the delivery of certain legal opinions, (4) the delivery of certain certificates from the Secretary of State of the State of Nevada and our corporate secretary, (5) successful completion of the exchange offer or the prepackaged plan, (6) the absence of litigation that would prohibit the EnCap investment, (7) the receipt of all necessary consents and approvals, (8) the absence of any material adverse change in our financial condition, business or results of operations, subject to certain exceptions and (9) our aggregate availability under our credit facilities must be at least $36.0 million. In addition, our obligation to complete the EnCap investment is subject to a number of conditions and requirements; the most important of which is the delivery of a written "bring-down" opinion of our financial advisor, CIBC WM, as to the fairness of the EnCap investment to us from a financial point of view.

 Control of Board by EnCap

   At least five business days prior to completing the EnCap investment, we, upon EnCap's request, will increase the size of our board or secure the resignations of such number of directors as is necessary to enable three nominees designated by EnCap to be appointed to our then five member board or such other number so as to ensure that a majority of the directors are nominees designated by EnCap. The newly appointed directors will serve until the next annual meeting of our stockholders or their earlier resignation or removal.

 Registration Rights

   Pursuant to a separate registration rights agreement contemplated by the stock purchase agreement, we have granted EnCap unlimited demand and "piggyback" registration rights to facilitate resales of restricted shares of our common stock by EnCap. For a more detailed description of EnCap's registration rights, see our registration rights agreement with EnCap that accompanies this proxy statement/prospectus/disclosure statement as Annex E.

 Contingent Warrants Issuance to EnCap

   If for any reason the sale of our Brushy Creek and Texan Garden Field interests is not completed substantially on the terms described in our purchase and sale agreement with ANR, a copy of which accompanies this proxy statement/prospectus/disclosure statement as Annex F, we will issue to EnCap a warrant to purchase three million shares of our common stock on substantially the same terms and conditions as the warrants to be issued to the debentureholders in the restructuring, namely, the warrant will have an exercise price of $1.50 and will expire three years after the date of its issuance. See "Description of Warrants." The warrant will not be issued if the EnCap investment is not completed.

 Indemnification; Director and Officer Insurance

   The stock purchase agreement with EnCap does not in any way affect the limitations on the liability of our directors and officers or the indemnification of our directors and officers set forth in our articles of incorporation or as permitted by the Nevada General Corporation Law. See "Stockholder Rights -- Limitation on Director and Officer Liability" and "Stockholder Rights -- Indemnification of Directors and Officer." Furthermore, EnCap has agreed, subject to certain cost limitations, we will maintain director and officer liability coverage for current directors and officers for acts or omissions prior to the restructuring for a period of six years after the EnCap investment.

 Commitment Fee

   Upon the completion of the EnCap investment, we will pay a commitment fee of $1.6 million to EnCap Investments L.L.C. The fee will be paid by the delivery of $600,000 in cash and 2,127,660 shares of our common stock. If the EnCap investment is not completed, the commitment fee will not be paid.

 Other Proposals

   Unless permitted by the stock purchase agreement, we will not:

  . solicit, initiate or encourage any proposals concerning (1) any tender offer, exchange offer, merger or other business combination, (2) the acquisition of any of our securities or principal assets, (3) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction or (4) the solicitation of proxies or consents to vote any of our voting securities;

  . enter into any agreement with respect to any such proposal; or

  . participate in any discussions or negotiations regarding, furnish to any person any information with respect to or take any other action to facilitate any inquiries or the making of any such proposal.

   Due to the fiduciary duties of our board to our security holders, we can respond to unsolicited inquiries, requests for information or any proposal that our board determines in good faith to be more favorable than the EnCap investment. If we receive a proposal that our board determines in good faith to be more favorable than the EnCap investment, we are required to give EnCap written notice of such superior proposal. Upon receipt of such notice, EnCap will have the right to match the superior proposal for a period of five business days.

 Termination and Fees

   The stock purchase agreement may be terminated at anytime prior to completion of the EnCap investment as follows:

  . by mutual consent;

  . by us or EnCap if the EnCap investment is not completed by February 29, 2000 (unless the party seeking to terminate has breached the stock purchase agreement) or a permanent injunction or other court order prevents the EnCap investment or the restructuring;

  . by us if certain conditions relating to EnCap have not been satisfied or waived;

  . by EnCap if certain conditions relating to us have not been satisfied or waived;

  . by us if we receive a superior proposal as described above under the caption "Other Proposals" and EnCap fails to match the superior proposal; and

  . by us in order to respond to any involuntary bankruptcy proceeding.

   If we terminate the stock purchase agreement to pursue a superior proposal, we must pay EnCap a fee of $1.5 million. If the stock purchase agreement is terminated due to our failure to complete the exchange offer or the prepackaged plan, we must pay EnCap a fee of $500,000 by the delivery of either cash or shares of our common stock. In addition, we will pay the reasonable expenses of EnCap Investments L.L.C., up to $282,000, whether or not the EnCap investment is completed.

Exchange Offer

   We are asking debentureholders to exchange each $1,000 principal amount of debentures for 337.8 shares of our common stock, a warrant to purchase 188.9 shares of our common stock for a period of three years at an exercise price of $1.50 per share and $241.50 in cash.

   If all of the debentures are exchanged, the debentureholders will receive an aggregate of 15,640,920 shares of common stock and warrants to purchase an aggregate of 7,820,460 shares of common stock. As a result of the exchange offer and the EnCap transaction, current stockholders will suffer dilution of their ownership interest from 100% at present to 17.3%. If the debentureholders fully exercise their warrants and all other options and warrants are exercised, current stockholders will suffer further dilution of their ownership interest from 17.3% to 15.0%.

 Conditions to the Exchange Offer

   The exchange offer is conditioned upon, among other things:

  . holders of at least 98% of the outstanding principal amount of the debentures must accept the exchange offer;

  . stockholders must approve (1) the common stock and warrant issuances and
    (2) the amendment to our articles of incorporation to increase the number of authorized shares of common stock from 50 million to 150 million;

  . the EnCap investment must be completed; and

  . the new or amended domestic credit facility must be signed.

   On or prior to the Expiration Date, we may waive or amend any of the conditions if we promptly disclose such waiver or amendment to the debentureholders. We do not presently intend to waive any conditions or make any amendments. We may extend the period of time that the exchange offer is open, and we may amend any of the terms of the exchange offer if, and to the extent that we decide amendments are needed to complete the exchange offer. We will give stockholders and debentureholders notice of any amendments and the opportunity to withdraw tendered debentures and votes as may be required by applicable law.

   If we (1) increase the percentage of debentures we want to receive in the exchange, (2) reduce the percentage of debentures we want to receive in the exchange offer or (3) change the consideration for the debentures, the exchange offer will remain open for at least 10 business days from the day we give debentureholders notice of the change. Also, if we decide to waive or change other material items of the exchange offer, we will keep it open for at least five additional business days from the day we give the debentureholders notice of the change. Notice of an extension of the exchange offer shall be given no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date.

   If the exchange offer is to occur, it would be at a closing scheduled as soon as possible after satisfaction or waiver of all conditions. At the exchange offer closing:

  . we would accept all valid debentures submitted for exchange and issue the common stock and warrants and make the cash payment for the debentures;

  . an amendment to our articles of incorporation would be filed;

  . the EnCap investment would be completed; and

  . the new or amended domestic credit facility would be signed.

   All conditions to the exchange offer must be satisfied or waived prior to the expiration date, or in the case of an extension of the exchange offer, prior to the revised expiration date. If the exchange offer closing does not occur, all of the debentures submitted for exchange will be promptly returned to their owners. If all of the conditions of the exchange offer are satisfied or waived on or prior to the expiration date, we will proceed with the exchange offer.

 Acceptance of Debentures; Delivery of Exchange Consideration

   If we accept debentures for exchange, the exchange agent will deliver the common stock, warrants and cash as soon as practicable after the expiration date. No certificates or scrip representing fractional shares of common stock will be issued in the restructuring. Instead, fractions will be rounded up to the nearest whole number of shares.

   The consideration to be paid in the exchange offer will be paid in respect of each $1,000 principal amount of debentures plus all accrued and unpaid interest up to the date of completion of the exchange offer. By tendering debentures a debentureholder surrenders all rights to receive any payments of accrued and unpaid interest on such debentures through and including the exchange offer closing.

 Instructions for Accepting the Exchange Offer

   Only a holder of debentures may tender debentures in the exchange offer. Except for book entry transfers discussed below, to tender in the exchange offer a holder must complete, sign, and date the letter of transmittal, or a copy thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition, (1) certificates for such debentures must be received by the exchange agent along with the letter of transmittal prior to the expiration date, (2) a timely confirmation of a book-entry transfer of such debentures, if that procedure is available, into the exchange agent's account at the Depository Trust Company ("DTC") pursuant to the procedure for book-entry transfer, must be received by the exchange agent prior to the expiration date or (3) the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent prior to the expiration date.

   The tender by a holder that is not withdrawn before the expiration date will constitute an agreement with us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

   The method of delivery of debentures and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or debentures should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for such holders.

   Any beneficial owner whose debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on the owner's own behalf, the owner must, prior to completing and executing the letter of transmittal and delivering the owner's debentures, either make appropriate arrangements to register ownership of the debentures in the beneficial owner's name or obtain a properly completed bond power from the registered holder. A transfer of registered ownership may take considerable time.

   Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed, unless debentures tendered pursuant thereto are tendered (1) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal or (2) for the account of an eligible guarantor institution as defined below. If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by an eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.

   If the letter of transmittal is signed by a person other than the registered holder, the debentures must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder's name appears on the debentures.

   If the letter of transmittal or any debentures or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal, unless waived by us.

   All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered debentures will be determined by us in our sole discretion, which determination is final and binding. We reserve the absolute right to reject any and all debentures not properly tendered or any debentures our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular debentures. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) is final and binding. Unless waived, any defects or irregularities in connection with tenders of debentures must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of debentures, neither Southern Mineral, the exchange agent, nor any other person will incur any liability for failure to give such notification. Tenders of debentures will not be deemed to have been made until such defects or irregularities have been cured or waived. Any debentures received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date, unless extended.

   In addition, we reserve the right in our sole discretion to purchase or make offers for any debentures that remain outstanding after the expiration date, to terminate the exchange offer and, to the extent permitted by applicable law, purchase debentures in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

   In all cases, we will issue the exchange consideration for debentures that are accepted for exchange pursuant to the exchange offer only after timely receipt by the exchange agent of certificates for such debentures or a timely book-entry confirmation of such debentures into the exchange agent's account at DTC, a properly completed and duly executed letter of transmittal (or, with respect to the DTC and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal), and all other required documents. If any tendered debentures are not accepted for any reason set forth in the terms and conditions of the exchange offer or if debentures are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged debentures will be returned without expense to the tendering holder (or, in the case of debentures tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described below, such nonexchanged debentures will be credited to an account maintained with DTC) as promptly as practicable after the expiration or termination of the exchange offer.

   The exchange agent will make a request to establish an account with respect to the debentures at DTC for purposes of the exchange offer within two business days after the date of this proxy statement/prospectus/disclosure statement, and any financial institution that is a participant in DTC's systems may make book-entry delivery of debentures being tendered by causing DTC to transfer such debentures into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. However, although delivery of debentures may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy thereof, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

   DTC's Automated Tender Offer Program ("ATOP") is the only method of processing exchange offers through DTC. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC's communication system in lieu of sending a signed copy of the letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender debentures through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

   If a registered holder of the debentures desires to tender such debentures and the debentures are not immediately available, or time will not permit such holder's debentures or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (1) the tender is made through an eligible institution, (2) prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed letter of transmittal (or a facsimile thereof) and notice of guaranteed delivery, substantially in the form provided by us (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of debentures and the amount of debentures tendered, stating that the tender is being made thereby and guaranteeing that within three Nasdaq trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered debentures, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible institution with the exchange agent and (3) the certificates for all physically tendered debentures, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three Nasdaq trading days after the date of execution of the notice of guaranteed delivery.

   Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or issue any exchange consideration for, any debentures and may terminate or amend the exchange offer if at any time before the acceptance of such debentures for exchange if we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

   The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure to exercise any of the foregoing rights, at any time, is not a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted by us at any time and from time to time.

 Expiration

   The exchange offer will remain open for at least 20 business days. The exchange offer will expire at 5:00 p.m., Houston time, on the expiration date, unless extended.

 Withdrawal Rights

   Tenders of debentures may be withdrawn at any time prior to 5:00 p.m., Houston time, on the expiration date. For a withdrawal of a tender of debentures to be effective, a written or (for DTC participants) electronic ATOP transmission notice of withdrawal must be received by the exchange agent at its address set forth in the letter of transmittal prior to the expiration date. Any such notice of withdrawal must (1) specify the name of the person having deposited the debentures to be withdrawn, (2) identify the debentures to be withdrawn (including the certificate number or numbers and principal amount of such debentures), (3) be signed by the holder in the same manner as the original signature on the letter of transmittal by which such debentures were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the transfer of such debentures into the name of the person withdrawing the tender and (4) specify the name in which any such debentures are to be registered, if different from that of the person that deposited the debentures. All questions as to the validity, form, and eligibility (including time of receipt) of such notices will be determined by us, which determination is final and binding. Any debentures so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any debentures that have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn debentures may be retendered by following one of the tendering procedures at any time on or prior to the expiration date.

 Accepting the Exchange Offer and Voting on Prepackaged Plan

   Even if you accept the exchange offer, you should vote on the prepackaged plan so that if the exchange offer does not occur, we can proceed with the prepackaged plan.

   Debentureholders may vote to accept or reject the prepackaged plan by Ballot. The letter of transmittal and notice of guaranty of delivery are NOT Ballots. There are 2 Ballots -- GREY for record debentureholders and BLUE for beneficial owners of debentures. Debentureholders -- both beneficial owners and record owners -- should complete, sign and return their Ballots to the exchange agent. If you are not sure which Ballot to use, please call the information agent.

 Accounting Treatment

   The exchange offer will be accounted for in conformity with generally accepted accounting principles. Unlike the prepackaged plan, the exchange offer is not subject to any special accounting treatment.

 No Fractional Shares

   No certificates or scrip representing fractional shares of common stock will be issued. The exchange agent will round up to the next highest whole number of shares.

 Outstanding Options and Warrants

   Options to purchase 1,950,103 shares of common stock at prices ranging from $0.29 to $6.75 per share are outstanding as of July 20, 1999, and warrants to purchase 1,495,096 shares of common stock at prices ranging from $1.25 to $6.77 per share are outstanding as of July 20, 1999. Holders of certain outstanding employee options and warrants have agreed to waive the change of control provisions of their options and warrants that would enable them to elect to receive a cash payment upon the consummation of the EnCap investment. None of these options or warrants will be repriced or cancelled in the restructuring. Upon completion of the restructuring and the issuance of the warrants to the debentureholders, options and warrants to purchase 11,131,499 shares of common stock will be outstanding.

 Exchange Agent; Information Agent

             is our exchange agent and                           is our
information agent.

   All tenders of debentures should be directed to the exchange agent. Requests for additional copies of the letter of transmittal should be directed to the exchange agent at the following address:


   Questions, requests for assistance and requests for additional copies of this proxy statement/prospectus/disclosure statement should be directed to the information agent at the following address:


 Fees and Expenses

   The principal solicitation of the exchange offer is being made by our information agent; however, additional solicitations may be made in person or by telephone by our officers and employees.

   The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and are estimated in the aggregate to be approximately $2.2 million, which includes fees and expenses of the exchange agent, information agent, financial advisor, accounting, legal, printing, and related fees and expenses.

 Transfer Taxes

   Holders who tender their debentures for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register common stock or warrants in the name of, or request that debentures not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

 Stockholder Vote on Amendment to Articles of Incorporation and on Stock and Warrant Issuances

   The Nevada General Corporation Law requires stockholder approval to amend our articles of incorporation. Holders of a majority of our outstanding common stock must approve the amendment to our articles of incorporation. Rule 4460 of the Nasdaq Marketplace Rules requires shareholder approval to issue the common stock and warrants in restructuring. A majority of votes cast, in person or by proxy, at the special meeting is required to approve the common stock and warrant issuances. Shareholder approval to amend our articles of incorporation and to issue the common stock and warrants is not required under the prepackaged plan.

   All of our directors and officers that own common stock intend to vote for the amendment to our articles of incorporation and the common stock and warrant issuances.

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

 Unaudited Pro Forma Financial Data Giving Effect to the Exchange Offer

   The following unaudited pro forma consolidated financial information presents the impact of the exchange offer as of March 31, 1999 and for the three-month period ended March 31, 1999 and the year ended December 31, 1998 by providing effect for:

    (1) the sale of our Brushy Creek Field and Texan Gardens Field interests to ANR for $16.3 million;

    (2) the sale of 43,829,787 shares of common stock to EnCap for $20.6 million;

    (3) the payment of a commitment fee of $600,000 in cash and 2,127,660 shares of common stock to EnCap Investments L.L.C.;

    (4) the exchange of 98% ($40.6 million) of the debentures for 337.8 shares of common stock, a warrant to purchase 188.9 shares of common stock for three years at an exercise price of $1.50 and $241.50 cash for each $1,000 principal amount of debenture; and

    (5) the use of proceeds from the sale of Brushy Creek Field and Texan Gardens Field interests and the EnCap investment

   The unaudited pro forma consolidated financial information gives effect to the transactions as if they had occurred at January 1, 1998. The unaudited pro forma consolidated financial information is not necessarily indicative of the results which would have been obtained had all the transactions referred to above occurred on such date. The unaudited pro forma consolidated financial information should be read in conjunction with the consolidated financial statements and related notes contained in our Quarterly Report on Form 10-Q for the period ended March 31, 1999, a copy of which accompanies the proxy statement/prospectus/disclosure statement as Annex I, and our Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998, a copy of which accompanies this proxy statement/prospectus/disclosure statement as Annex H.

   The unaudited pro forma consolidated financial information has been prepared in accordance with published guidelines of the SEC regarding pro forma financial information. Neither KPMG LLP, our independent auditors, nor any other independent accountant or financial advisor, examined or performed any procedures with respect to the unaudited pro forma consolidated financial information, and they (1) express no opinion or any other form of assurances with respect to such information and (2) assume no responsibility for, and disclaim any association with, the unaudited pro forma consolidated financial information.

   The pro forma ratio of earnings to fixed charges is expressed as the ratio of: (1) fixed charges plus income from operations, to (2) fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees. Pro forma earnings for the exchange offer were insufficient to cover fixed charges for the year ended December 31, 1998, by the amount of $14.9 million. The pro forma ratio of earnings to fixed charges for the exchange offer was 7.9x for the three-months ended March 31, 1999.

                          Southern Mineral Corporation
                      Giving Effect to the Exchange Offer
                 Unaudited Pro Forma Consolidated Balance Sheet
                                 March 31, 1999
                                 (in thousands)

                                         Sale of                Exchange
                          Consolidated  Property                  Offer         Pro Forma
         ASSETS            Historical  Adjustments   Subtotal  Adjustments     Consolidated
         ------           ------------ -----------   --------  -----------     ------------
Current Assets
  Cash and cash
   equivalents..........    $    677     $   --  (a) $    677   $    --  (b)     $    677
  Receivables...........       4,810         --         4,810        --             4,810
  Other.................         680         --           680        --               680
                            --------     -------     --------   --------         --------
    Total current
     assets.............       6,167         --         6,167        --             6,167
Property and equipment,
 at cost using
 successful efforts
 method for oil and gas
 activities
  Oil and gas producing
   properties...........     138,339      (8,659)(a)  129,680        --           129,680
  Unproven properties...       3,673         --         3,673        --             3,673
  Office equipment......         547         --           547        --               547
  Accum. depreciation,
   depletion and
   amortization.........     (30,149)        541 (a)  (29,608)       --           (29,608)
                            --------     -------     --------   --------         --------
                             112,410      (8,118)     104,292        --           104,292
Properties held for sale
 and other..............       6,543         --         6,543     (2,122)(c)        4,421
                            --------     -------     --------   --------         --------
    Total assets........    $125,120     $(8,118)    $117,002   $ (2,122)        $114,880
                            ========     =======     ========   ========         ========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
  --------------------
Current Liabilities
  Accounts payable......    $  7,455     $  (188)(a) $  7,267   $ (1,161)(e)     $  6,106
  Canadian bank loan....      18,590         --        18,590        --            18,590
  Current portion of
   long-term debt.......      13,169      (4,235)(a)    8,934     (8,022)(d)          912
                            --------     -------     --------   --------         --------
    Total current
     liabilities........      39,214      (4,423)      34,791     (9,183)          25,608
Long-Term Debt
 (less current
 portion)...............      60,273     (11,613)(a)   48,660    (40,572)(e)        8,088
Deferred Income Taxes...       7,204         --         7,204        --             7,204
Stockholders' Equity
  Preferred stock.......         --          --           --         --               --
  Common stock..........         129         --           129        612 (f)          741
  Additional paid-in
   capital..............      30,852         --        30,852     28,307 (g)       59,159
  Accumulated other
   comprehensive loss...      (1,535)        --        (1,535)       --            (1,535)
  Retained (deficit)
   earnings.............     (10,965)      7,918 (a)   (3,047)    18,714 (h)       15,667
  Less: treasury stock..         (52)        --           (52)       --               (52)
                            --------     -------     --------   --------         --------
    Total stockholders'
     equity.............      18,429       7,918       26,347     47,633           73,980
                            --------     -------     --------   --------         --------
    Total liabilities
     and
     stockholders'
     equity.............    $125,120     $(8,118)    $117,002   $ (2,122)        $114,880
                            ========     =======     ========   ========         ========

    See accompanying notes to the unaudited pro forma consolidated financial statements.

                          Southern Mineral Corporation
                      Giving Effect to the Exchange Offer
            Unaudited Pro Forma Consolidated Statement of Operations
                               December 31, 1998
                     (in thousands, except per share data)

                                         Sale of                Exchange
                          Consolidated  Property                  Offer      Pro Forma
                           Historical  Adjustments   Subtotal  Adjustments  Consolidated
                          ------------ -----------   --------  -----------  ------------
Revenues
  Oil and gas...........    $ 21,722     $(1,867)(a) $ 19,855    $  --        $ 19,855
  Gains on sales of
   properties and other
   assets...............        (250)        --          (250)      --            (250)
                            --------     -------     --------    ------       --------
                              21,472      (1,867)      19,605       --          19,605
Expenses
  Production............       8,518        (407)(a)    8,111       --           8,111
  Exploration...........       3,635         --         3,635       --           3,635
  Depreciation,
   depletion and
   amortization.........      10,505        (393)(a)   10,112       --          10,112
  General and
   administrative.......       3,622         --         3,622       --           3,622
  Impairment of proved
   oil and gas
   properties...........       9,344         --         9,344       --           9,344
                            --------     -------     --------    ------       --------
                              35,624        (800)      34,824       --          34,824
                            --------     -------     --------    ------       --------
Loss from operations....     (14,152)     (1,067)     (15,219)      --         (15,219)
Other income, expenses
 and deductions
  Interest and other
   income...............         330         --           330       --             330
  Interest and debt
   expense..............      (5,362)      1,288 (a)   (4,074)    3,750(i)        (324)
                            --------     -------     --------    ------       --------
Loss before income
 taxes..................     (19,184)        221      (18,963)    3,750        (15,213)
Provision for income tax
 benefit................      (2,775)        --        (2,775)      -- (k)      (2,775)
                            --------     -------     --------    ------       --------
Net loss................    $(16,409)    $   221     $(16,188)   $3,750       $(12,438)
                            ========     =======     ========    ======       ========
Net loss per share--
 basic and diluted......    $  (1.32)                $  (1.30)                $  (0.17)
                            ========                 ========                 ========
Weighted average number
 of shares outstanding--
 basic and diluted......      12,422                   12,422                   73,708
                            ========                 ========                 ========


    See accompanying notes to the unaudited pro forma consolidated financial statements.

                          Southern Mineral Corporation
                      Giving Effect to the Exchange Offer
            Unaudited Pro Forma Consolidated Statement of Operations
                                 March 31, 1999
                     (in thousands, except per share data)

                                         Sale of               Exchange
                          Consolidated  Property                 Offer      Pro Forma
                           Historical  Adjustments  Subtotal  Adjustments  Consolidated
                          ------------ -----------  --------  -----------  ------------
Revenues
  Oil and gas...........    $ 5,621       $(467)(a) $ 5,154      $--         $ 5,154
  Gains on sales of
   properties and other
   assets...............      5,073         --        5,073       --           5,073
                            -------       -----     -------      ----        -------
                             10,694        (467)     10,227       --          10,227
Expenses
  Production............      2,081        (106)(a)   1,975       --           1,975
  Exploration...........         47         --           47       --              47
  Depreciation,
   depletion and
   amortization.........      3,081        (149)(a)   2,932       --           2,932
  General and
   administrative.......      1,040         --        1,040       --           1,040
  Impairment of proved
   oil and gas
   properties...........        --          --          --        --             --
                            -------       -----     -------      ----        -------
                              6,249        (255)      5,994       --           5,994
                            -------       -----     -------      ----        -------
Income from operations..      4,445        (212)      4,233       --           4,233
Other income, expenses
 and deductions
  Interest and other
   income...............         27         --           27       --              27
  Interest and debt
   expense..............     (1,774)        307 (a)  (1,467)      928 (j)       (539)
                            -------       -----     -------      ----        -------
Income before income
 taxes..................      2,698          95       2,793       928          3,721
Provision for income tax
 benefit................       (230)        --         (230)      --  (k)       (230)
                            -------       -----     -------      ----        -------
Net income..............    $ 2,928       $  95     $ 3,023      $928        $ 3,951
                            =======       =====     =======      ====        =======
Net income per share--
 basic..................    $  0.23                 $  0.24                  $  0.05
                            =======                 =======                  =======
Net income per share--
 diluted................    $  0.16                 $  0.17                  $  0.05
                            =======                 =======                  =======
Weighted average number
 of shares
 outstanding--basic.....     12,800                  12,800                   74,086
                            =======                 =======                  =======
Weighted average number
 of shares
 outstanding--diluted...     17,812                  17,812                   79,098
                            =======                 =======                  =======

    See accompanying notes to the unaudited pro forma consolidated financial statements.

                          Southern Mineral Corporation
                      Giving Effect to the Exchange Offer
             Unaudited Pro Forma Consolidated Financial Statements

                   (dollars in thousands, except share data)

Note 1 -- Basis of Presentation

   The unaudited pro forma consolidated financial statements give effect to:

    (1) the sale of our Brushy Creek Field and Texan Gardens Field interests to ANR for $15,848 net of $432 in transaction and debt restructuring fees;

    (2)  the sale of 43,829,787 shares of common stock to EnCap for $20,600;

    (3) the payment of a commitment fee of $600 in cash and 2,127,660 shares of common stock to EnCap Investments L.L.C.;

    (4) the issuance of 15,328,102 shares of common stock and 7,664,051 warrants, exercisable at $1.50 per warrant, and $9,798 in cash, in exchange for 98% ($40,572 principal amount) of the debentures in the exchange offer;

    (5) the use of proceeds from the sale of Brushy Creek Field and Texan Gardens Field interests and the EnCap investment.

   These unaudited pro forma consolidated financial statements are not necessarily indicative of the results which would have actually been obtained had all the transactions referred to above occurred on such dates. They should be read in conjunction with our consolidated financial statements and related notes contained in our Quarterly Report on Form 10-Q for the period ended March 31, 1999, a copy of which accompanies this proxy statement/prospectus/disclosure statement as Annex I, and our Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998, a copy of which accompanies this proxy statement/prospectus/disclosure statement as Annex H.

   The unaudited pro forma consolidated financial information has been prepared in accordance with published guidelines of the SEC regarding pro forma financial information. Neither KPMG LLP, our independent auditors, nor any other independent accountant or financial advisor, examined or performed any procedures with respect to the unaudited pro forma consolidated financial information, and they (1) express no opinion or any other form of assurances with respect to such information and (2) assume no responsibility for, and disclaim any association with, the unaudited pro forma consolidated financial information.

Note 2 -- Adjustments

   The unaudited pro forma consolidated balance sheet presents the consolidated balance sheet of Southern Mineral as if all of the above transactions were consummated on March 31, 1999. The unaudited pro forma consolidated statements of operations present the consolidated statements of operations of Southern Mineral for the three-months ended March 31, 1999 and the year ended December 31, 1998, as if all of the above transactions had occurred on January 1, 1998. The unaudited pro forma consolidated statements of operations disclose the elimination of revenues and costs related to sale and disposal of the Brushy Creek Field and Texan Gardens Field interests and the reduction in interest expense attributable to the sale of the Brushy Creek Field and Texan Gardens Field interests and the exchange offer. The unaudited pro forma consolidated statements of operations exclude estimated exchange offer expenses of approximately $2,180 and a commitment fee of $1,600, which both will be expensed as incurred and reported as reorganization expenses, and a gain on exchange of the debentures of approximately $24,616, which will be reported as an extraordinary item. These amounts will be included in our results of operations subsequent to the reorganization proceedings.

                          Southern Mineral Corporation
                      Giving Effect to the Exchange Offer
             Unaudited Pro Forma Consolidated Financial Statements

                   (dollars in thousands, except share data)


 (a) Cash consideration received from ANR for the sale of Brushy
      Creek Field and Texan Gardens Field interests..............    $ 16,280
     Transaction fees paid in cash to CIBC WM....................        (244)
     Restructuring fee paid in cash to bank......................        (188)
     Payment of debt.............................................     (15,848)
                                                                    ---------
                                                                     $    --
                                                                    =========
     Book value of properties sold...............................    $ (8,659)
                                                                    ---------
     Accumulated depreciation, depletion and amortization of
      properties sold............................................    $    541
                                                                    ---------
     Restructuring fee paid in cash to bank......................    $   (188)
                                                                    ---------
     Payment of current portion of long-term debt................    $ (4,235)
                                                                    ---------
     Payment of long-term debt...................................    $(11,613)
                                                                    ---------
     Gain on sale of Brushy Creek Field and Texan Gardens Field interests, as follows:
     Cash consideration received from the ANR....................    $ 16,280
     Book value of properties sold...............................      (8,659)
     Transaction fees paid in cash to CIBC WM....................        (244)
     Accumulated depreciation, depletion and amortization of
      properties sold............................................         541
                                                                    ---------
     Gain on sale of properties..................................    $  7,918
                                                                    =========
     Elimination of revenues related to properties sold for the
      year ended December 31, 1998...............................    $ (1,867)
                                                                    ---------
     Elimination of production expenses related to properties
      sold for the year ended
      December 31, 1998..........................................    $   (407)
                                                                    ---------
     Elimination of depreciation, depletion and amortization
      related to properties sold for the year ended December 31,
      1998.......................................................    $   (393)
                                                                    ---------
     Reduction in historical interest expense relating to the
      payment of debt for the year ended December 31, 1998.......    $  1,288
                                                                    ---------
     Elimination of revenues related to properties sold for the three-months ended
      March 31, 1999.............................................    $   (467)
                                                                    ---------
     Elimination of production expenses related to properties
      sold for the three-months ended March 31, 1999.............    $   (106)
                                                                    ---------
     Elimination of depreciation, depletion and amortization
      related to properties sold for the three-months ended March
      31, 1999...................................................    $   (149)
                                                                    ---------
     Reduction in historical interest expense relating to the
      payment of debt for three-months ended March 31, 1999......    $    307
                                                                    ---------
 (b) Effect on cash as a result of exchange offer, as follows:
     Consideration received from EnCap...........................    $ 20,600
     Additional debt borrowings for transaction costs............       1,500
     Payment of debt.............................................      (9,522)
     Payments relating to 98% of debentureholders................      (9,798)
     Commitment fee paid in cash to EnCap Investments L.L.C......        (600)
     Professional and bank fees..................................      (2,180)
                                                                    ---------
                                                                     $     --
                                                                    =========

                          Southern Mineral Corporation
                      Giving Effect to the Exchange Offer
             Unaudited Pro Forma Consolidated Financial Statements

                   (dollars in thousands, except share data)

 (c) Reduction of unamortized debentures' issue costs related to
      98% of the debentures......................................    $ (2,122)
                                                                    ---------
 (d) Payment of debt.............................................    $ (9,522)
     Increase in bank debt from cash consideration for new debt..       1,500
                                                                    ---------
                                                                     $ (8,022)
                                                                    =========
 (e) Elimination of debentures which will be converted by the exchange offer:
     98% of the debentures are assumed to have been exchanged....    $(40,572)
     Elimination of accrued interest payable on 98% of the
      debentures exchanged.......................................      (1,161)
                                                                    ---------
 (f) Record par value common stock issued to complete the
      exchange offer:
     Par value of common shares issued to Debentureholders (377.8
      common shares for each $1,000 of 98% debenture principal)..    $    153
     Additional 43,829,787 shares for cash contribution by
      EnCap......................................................         438
     Additional 2,127,660 shares as commitment fee to for EnCap
      Investments L.L.C..........................................          21
                                                                    ---------
                                                                     $    612
                                                                    =========
 (g) Additional paid-in capital on common stock issued to
      debentureholders (15,328,102 shares X $.46)................    $  7,051
     Value of warrants issued to debentureholders (7,664,051
      warrants X $.015)..........................................         115
     Additional paid-in capital on 43,829,787 shares of common
      stock issued to EnCap......................................      20,162
     Additional paid-in capital on common stock issued to as a
      commitment fee EnCap Investments L.L.C.....................         979
                                                                    ---------
                                                                     $ 28,307
                                                                    =========
 (h) Record gain on exchange of debentures and other exchange offer adjustments to accumulated deficit, as follows:
     Conversion of debentures exchanged..........................    $ 24,616
     Professional and bank fees..................................      (2,180)
     Commitment fee for EnCap Investments L.L.C..................      (1,600)
     Reduction of unamortized debentures issue costs related to
      98% of the debentures......................................      (2,122)
                                                                    ---------
                                                                     $ 18,714
                                                                    =========
 (i) Reduction in interest expense for the year ended December
      31, 1998 as a result of the exchange offer, as follows:
     Reduction of historical interest expense, including
      amortization of debentures issue costs, relating to 98% of
      debentures.................................................    $  3,037
     Reduction in historical interest expense relating to the
      payment of debt............................................         829
     Addition of estimated interest expense on borrowings to pay
      issuance costs and estimated restructuring expenses........        (116)
                                                                    ---------
                                                                     $  3,750
                                                                    =========

                          Southern Mineral Corporation
                      Giving Effect to the Exchange Offer
             Unaudited Pro Forma Consolidated Financial Statements

                   (dollars in thousands, except share data)

 (j) Reduction in interest expense for the three months ended March
      31, 1999 as a result of the exchange offer, as follows:
     Reduction of historical interest expense, including amortization
      of debentures issue costs, relating to 98% of debentures........    $759
     Reduction in historical interest expense relating to the payment
      of debt.........................................................     198
     Addition of estimated interest expense on borrowings to pay
      issuance costs and estimated restructuring expenses.............     (29)
                                                                         -----
                                                                          $928
                                                                         =====
 (k) No adjustments for provision for income tax effects, as any current tax effect is offset by the change in the deferred tax asset valuation allowance recorded by Southern Mineral.

Prepackaged Plan

   We are asking that our stockholders and debentureholders approve the prepackaged plan. The votes required to approve the prepackaged plan and the voting procedures differ significantly from the exchange offer.

 Approval Requirements

   The determination of approval of the prepackaged plan is based only on those debentureholders and stockholders that send in Ballots. Approval of the prepackaged plan needs "for" votes, two-thirds in dollar amount and from more than one-half in number of the debentureholders that send in their Ballots and more than two-thirds of the stockholders that send in their Ballots. We believe that certain provisions of the Bankruptcy Code will allow us to complete the prepackaged plan if we obtain the approval of our debentureholders but fail to obtain the approval of our stockholders.

   It is important that debentureholders and stockholders vote because only actual votes received will be counted to determine if the prepackaged plan is approved. See "Summary--Debentureholder and Stockholder Actions," "Disclosure Statement--Summary of the Plan," and Disclosure Statement--Summary of Voting Procedures." Failure to send in a signed Ballot by the expiration date will constitute an abstention. An abstention will not be counted as a vote "for" or "against" the prepackaged plan. See Disclosure Statement-- "Feasibility of the Plan and the Best Interests of Creditors Test" for a discussion of the requirements for confirmation of the prepackaged plan.

   If acceptances are received from the debentureholders and the stockholders in sufficient amounts and numbers to effect the prepackaged plan restructuring, we expect to (but expressly reserve the right not to) file under Chapter 11 of the Bankruptcy Code and use those acceptances to confirm the prepackaged plan. If the conditions to the exchange offer are satisfied and the prepackaged plan is accepted, we intend to (but expressly reserve the right not to) complete the exchange offer.

   If we do not receive the needed approvals, we will review our options at that time. Our choices would include (1) filing the prepackaged plan without the approval of the debentureholders and/or the stockholders, (2) simply filing for protection under the Bankruptcy Code without an approved prepackaged plan, or (3) pursue other options such as liquidation. We reserve the right to pursue alternatives other than the exchange offer and the prepackaged plan, even if all necessary acceptances and approvals are obtained.

   Even if the debentureholders and stockholders approve the prepackaged plan, the prepackaged plan may not be confirmed by a bankruptcy court. Although we believe that the prepackaged plan will meet the legal tests for court approval, there can be no assurance that a bankruptcy court will agree. For example, the Bankruptcy Code requires that the prepackaged plan be feasible and be in the best interests of creditors. These matters are discussed in detail under "Feasibility of the Plan and the Best Interests of Creditors Test" in the Disclosure Statement.

   The prepackaged plan does not include a bankruptcy filing by Neutrino or any other subsidiary of Southern Mineral. Consequently, creditors of our subsidiaries are not directly affected by the prepackaged plan.

   The prepackaged plan involves substantially the same economic considerations and transactions as the exchange offer, except that in the prepackaged plan 100% of the debentures will be retired and the indenture pursuant to which the debentures were issued will cease to be effective.

   We have not at this time approved a bankruptcy filing. To the extent we deem it to be appropriate, we may choose to pursue other alternatives, including the implementation of a new restructuring plan outside of bankruptcy or the filing of Chapter 11 proceedings to implement a plan of reorganization other than the prepackaged plan. Our most viable option would be to seek protection from creditors under Chapter 11 of the Bankruptcy Code. We believe that a bankruptcy proceeding initiated in such a manner would be more expensive, lengthy and perhaps contested. This could substantially disrupt our operations and materially diminish our value. If, before the prepackaged plan is confirmed by the bankruptcy court, we modify the plan in a way that materially adversely affects debentureholders and which has not been described as possibly happening, we will resolicit the votes from the debentureholders.

 Voting

   Only the beneficial owners of debentures and common stock at the close of
business on         , 1999 are entitled to vote to accept or reject the
prepackaged plan. For purposes of voting on the prepackaged plan, both Ballots and Master Ballots are furnished for the voting classes. The BLUE Ballots are for voting by the beneficial owners of debentures, GREEN Ballots are for voting by beneficial owners of common stock, whether or not they are also the holder of record of such securities. For example, if debentures or common stock are held in the name of a broker, dealer, bank, trust company or other nominee, the true or beneficial owner must vote. If a record owner of debentures or common stock holds such debentures and common stock for the account of one or more beneficial owners, the record owner combines the votes of the beneficial owners into a Master Ballot.

   Holders should complete the appropriate Ballot or Master Ballot carefully following these instructions and the instructions on the Ballot forms.

   If a person is both a debentureholder and a stockholder, he or she should vote separately and complete a separate Ballot or Master Ballot for each security.

   Persons who acquire debentures or common stock after         , 1999 must
arrange with the sellers to receive a proxy, Ballot or letter of transmittal,
as the case may be, from the holder of record of such securities on         ,
1999.

   Debentureholders tendering using the procedures for guaranteed delivery who desire to vote on the prepackaged plan must deliver to the exchange agent a GRAY Ballot voting on the prepackaged plan (see "Summary--Debentureholder and Stockholder Actions"). Timely delivery to the exchange agent of a notice of guaranty of delivery is not a vote on the prepackaged plan.

   Debentureholders may vote on the prepackaged plan whether or not they act on the exchange offer. Stockholders may vote on the prepackaged plan whether or not they vote on the proposals to be considered at the special meeting and regardless of how they so vote at the special meeting.

 Trade Suppliers, Employees and Certain Contracts

   We intend to continue to pay all trade creditors and employees in full in the ordinary course of business during the restructuring.

   We intend to pay, on time, all salaries, wages, accrued vacations, health-related benefits, severance benefits and similar benefits to all of our current officers and employees. We will not reject any outstanding warrants and stock options, but we may reject some executory contracts in the bankruptcy proceeding pursuant to the prepackaged plan.

 DIP Facility

   We are seeking to obtain a DIP Facility of up to $1.5 million to assure our operating liquidity during the pendency of the Chapter 11 proceeding. There can be no assurance that we will be able to obtain the DIP Facility.

 Classification and Treatment of Debentureholders and Stockholders under the Prepackaged Plan

   The following is a summary of the treatment of claims and equity interests that are classified in the prepackaged plan:

          CLASS DESCRIPTION               TREATMENT UNDER THE PREPACKAGED PLAN


 . CLASS 1. Allowed Priority Claims.       . UNIMPAIRED (non-voting)
  These are certain claims given
  priority under the Bankruptcy           . Paid in full on the effective date
  Code, other than administrative           of the prepackaged plan or, if
  expenses or those of a kind               later, after being finally allowed
  specified in Section 507(a)(2) of         by the bankruptcy court, or as the
  the Bankruptcy Code, to the extent        parties otherwise agree.
  allowed. We currently believe that
  there are no allowed priority
  claims.

 . CLASS 2. Allowed Secured Claims.        . IMPAIRED (voting)
  This class includes Compass Bank
  and First Union National Bank, as       . Cash payment to be made to reduce
  secured creditors.                        the principal balance of the
                                            credit facility to $7.8 million.
                                            The credit facility will be
                                            amended or a new facility will be
                                            entered into providing for an
                                            availability of up to $20.0
                                            million, an interest rate equal to
                                            the lender's prime or index rate
                                            and a maturity of at least June 1,
                                            2002.

 . CLASS 3. Allowed Unsecured Claims       . IMPAIRED (voting)
  (other than Class 5 claims). This
  class consists of debentures. The       . Debentureholders will receive as
  aggregate claims in Class 3 are           of the effective date of the
  approximately $42.6 million. There        prepackaged plan or, if later,
  is one holder of record of Class 3        after being finally allowed by the
  claims.                                   bankruptcy court, a distribution
                                            of (1) 337.8 shares of common
                                            stock, (2) a warrant to purchase
                                            188.9 shares of common stock for a
                                            period of three years at an
                                            exercise price of $1.50 per share
                                            and (3) $241.50 in cash for each
                                            $1,000 principal amount of
                                            debentures.

 . CLASS 4. All unsecured claims           . UNIMPAIRED (non-voting)
  other than Class 3. We currently
  estimate that about $109,000 would      . Either paid in full on the
  be paid to about 45 creditors in          effective date of the prepackaged
  this class.                               plan or, if later, after being
                                            finally allowed by the bankruptcy
                                            court, or unaltered as to original
                                            legal, equitable and contractual
                                            rights.

 . CLASS 5. Stockholders. There are        . IMPAIRED (voting)
  approximately 12,819,488 issued
  and outstanding shares of common        . The ownership interest in Southern
  stock. There are approximately            Mineral represented by the common
  1,014 record holders of                   stock outstanding prior to the
  Class 5 Interests.                        effective date will be
                                            substantially diluted from 100% to
                                            17.3%.

 Conditions to the Prepackaged Plan

   The Bankruptcy Code requires that a bankruptcy court determine that the prepackaged plan complies with the requirements of Section 1129 of the Bankruptcy Code. The prepackaged plan is conditioned upon, among other things:

  . acceptance of the prepackaged plan by the debentureholders as a class;

  . acceptance of the prepackaged plan by the stockholders or confirmation of the prepackaged plan by a bankruptcy court without stockholder approval;

  . the EnCap investment must be completed;

  . the new or amended domestic credit facility must be signed;

  . entry by the bankruptcy court of an order confirming the prepackaged plan, which confirmation order shall not be stayed and, unless waived by us with the written consent of the debentureholders, shall be final and non-appealable; and

  . all agreements, instruments and documents necessary in connection with consummation of the prepackaged plan being in form and substance satisfactory to the bankruptcy court.

   We would expect that the closing of the prepackaged plan restructuring would occur within 15 days following entry of a final order by a bankruptcy court confirming the prepackaged plan.

 Amendments to the Prepackaged Plan

   We reserve the right to amend or modify the prepackaged plan, if and to the extent that we decide that amendments or modifications are needed to complete the prepackaged plan restructuring. If we amend or modify the prepackaged plan without the consent of the debentureholders, we will provide such disclosure and opportunity to change votes as may be required by law. If we decide that a modification to the prepackaged plan is material to a particular class, we will resolicit the approval of that class. We do not presently intend to waive any bankruptcy conditions or make any amendments or modifications; we just reserve the right to do so.

 Confirmation without Acceptance

   The prepackaged plan creates three impaired classes. Under the Bankruptcy Code, the prepackaged plan may be confirmed even if the prepackaged plan is not accepted by all impaired classes. Section 1129(b) of the Bankruptcy Code sets forth the conditions to a confirmation of a prepackaged plan of reorganization without the acceptance of all impaired classes (or "cram-down," as it is generally called). Generally, if at least one impaired class of claims has accepted the prepackaged plan, the prepackaged plan may be confirmed over the dissent of other impaired classes of claims and interests. This can be done if
(1) the bankruptcy court finds that the prepackaged plan does not discriminate unfairly (generally meaning respecting the relative priorities among creditors and stockholders), and (2) if any dissenting class does not receive or retain property at least equal to the allowed amount of its claim or interest, no class junior to any such dissenting class receives or retains any property under the prepackaged plan.

   If one of the impaired classes accepts the prepackaged plan, we reserve the right to seek confirmation of the prepackaged plan even if the other impaired classes, including the stockholders, do not accept the prepackaged plan. We also reserve the right to proceed other than under the prepackaged plan, which could result in less favorable treatment to our debentureholders and stockholders than the treatment currently provided in the prepackaged plan. See "Disclosure Statement--Confirmation of the Plan."

 Non-Acceptance by Debentureholders

   We do not intend to seek confirmation of the prepackaged plan if the impaired class of debentureholders does not accept the prepackaged plan. We may choose instead to seek an alternative means of restructuring, including the filing of a Chapter 11 proceeding without an approved prepackaged plan. We believe that if this happens, the debentureholder claimants may receive substantially less than the recovery provided in the prepackaged plan. See "Disclosure Statement--Alternatives to Confirmation Consumption of the Prepackaged Plan."

 Expiration

   The prepackaged plan proposal will remain open for at least 20 business days. The prepackaged plan proposal will expire at 5:00 p.m., Houston time, on the expiration date, unless extended.

 Revocation Rights

   Your vote to accept or reject the prepackaged plan may be revoked at any time before the earlier of (1) the filing of a bankruptcy petition in connection with the prepackaged plan restructuring or (2) the expiration date. Once the prepackaged plan is filed with the bankruptcy court, your vote may be revoked only with the approval of the bankruptcy court.

 Accounting Treatment

   The restructuring will be accounted for in accordance with principles required by the provisions of the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." We believe that our reorganization values on the effective date of the restructuring will exceed the amount of impaired claims and anticipated post-petition liabilities. If our reorganization value is greater than the sum of the impaired claims and post-petition liabilities, fresh start accounting will not be applied to the restructuring under Statement of Position 90-7.

 Amendments to Articles of Incorporation

   The prepackaged plan provides that our articles of incorporation will be amended to give effect on the effective date to the increase in the number of authorized shares of common stock from 50 million to 150 million. The amendment can be accomplished by an order of the bankruptcy court without stockholder approval.

 Unaudited Pro Forma Financial Data Giving Effect to the Prepackaged Plan

   The following unaudited pro forma consolidated financial information presents the impact of the prepackaged plan as of March 31, 1999 and for the three-month period ended March 31, 1999 and the year ended December 31, 1998 by providing effect for:

    (1) the sale of our Brushy Creek Field and Texan Gardens Field interests to ANR for $16.3 million;

    (2) the sale of 43,829,787 shares of common stock to EnCap for $20.6 million;

    (3) the payment of a commitment fee of $600,000 in cash and 2,127,660 shares of common stock to EnCap Investments L.L.C.;

    (4)  the forced conversion of 100% ($41.4 million) of the debentures for
         337.8 shares of common stock, a warrant to purchase 188.9 shares of common stock for three years at an exercise price of $1.50 and $241.50 cash for each $1,000 principal amount of debenture; and

    (5) the use of proceeds from the sale of Brushy Creek Field and Texan Gardens Field interests and the EnCap investment.

   The unaudited pro forma consolidated financial information gives effect to the transactions as if they had occurred at January 1, 1998. The unaudited pro forma consolidated financial information is not necessarily indicative of the results which would have been obtained had all the transactions referenced to above occurred on such date. The unaudited pro forma consolidated financial information should be read in conjunction with the consolidated financial statements and related notes contained in our Quarterly Report on Form 10-Q for the period ended March 31, 1999, a copy of which accompanies this proxy statement/prospectus/disclosure statement as Annex I, and our Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998, a copy of which accompanies this proxy statement/prospectus/disclosure statement as Annex H.

   The unaudited pro forma consolidated financial information has been prepared in accordance with published guidelines of the SEC regarding pro forma financial information. Neither KPMG LLP, our independent auditors, nor any other independent accountant or financial advisor, examined or performed any procedures with respect to the unaudited pro forma consolidated financial information, and they (1) express no opinion or any other form of assurances with respect to such information and (2) assume no responsibility for, and disclaim any association with, the unaudited pro forma consolidated financial information.

   The pro forma ratio of earnings to fixed charges is expressed as the ratio of: (1) fixed charges plus income from operations, to (2) fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees. Pro forma earnings for the prepackaged plan were insufficient to cover fixed charges for the year ended December 31, 1998, by the amount of $14.9 million. The pro forma ratio of earnings to fixed charges for the prepackaged plan was 8.1x for the three-months ended March 31, 1999.

                          Southern Mineral Corporation
                     Giving Effect to the Prepackaged Plan
                 Unaudited Pro Forma Consolidated Balance Sheet
                                 March 31, 1999
                                 (in thousands)

                                         Sale of               Prepackaged
                          Consolidated  Property                  Plan        Pro Forma
         ASSETS            Historical  Adjustments   Subtotal  Adjustments   Consolidated
         ------           ------------ -----------   --------  -----------   ------------
Current Assets
  Cash and cash
   equivalents..........    $    677     $   --  (a) $    677    $   --  (b)   $    677
  Receivables...........       4,810         --         4,810        --           4,810
  Other.................         680         --           680        --             680
                            --------     -------     --------    -------       --------
    Total current
     assets.............       6,167         --         6,167        --           6,167
Property and equipment,
 at cost using
 successful efforts
 method for oil and gas
 activities
  Oil and gas producing
   properties...........     138,339      (8,659)(a)  129,680        --         129,680
  Unproven properties...       3,673         --         3,673        --           3,673
  Office equipment......         547         --           547        --             547
  Accum. depreciation,
   depletion and
   amortization.........     (30,149)        541 (a)  (29,608)       --         (29,608)
                            --------     -------     --------    -------       --------
                             112,410      (8,118)     104,292        --         104,292
Properties held for sale
 and other..............       6,543         --         6,543     (2,165)(c)      4,378
                            --------     -------     --------    -------       --------
    Total assets........    $125,120     $(8,118)    $117,002    $(2,165)      $114,837
                            ========     =======     ========    =======       ========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
  --------------------
Current Liabilities
  Accounts payable......    $  7,455     $  (188)(a) $  7,267    $(1,185)(e)   $  6,082
  Canadian bank loan....      18,590         --        18,590        --          18,590
  Current portion of
   long-term debt.......      13,169      (4,235)(a)    8,934     (7,822)(d)      1,112
                            --------     -------     --------    -------       --------
    Total current
     liabilities........      39,214      (4,423)      34,791     (9,007)        25,784
Long-Term Debt
 (less current por-
 tion)..................      60,273     (11,613)(a)   48,660    (41,400)(e)      7,260
Deferred Income Taxes...       7,204         --         7,204        --           7,204
Stockholders' Equity
  Preferred stock.......         --          --           --         --             --
  Common stock..........         129         --           129        615 (f)        744
  Additional paid-in
   capital..............      30,852         --        30,852     28,453 (g)     59,305
  Accumulated other
   comprehensive loss...      (1,535)        --        (1,535)       --          (1,535)
  Retained (deficit)
   earnings.............     (10,965)      7,918 (a)   (3,047)    19,174 (h)     16,127
  Less: treasury stock..         (52)        --           (52)       --             (52)
                            --------     -------     --------    -------       --------
    Total stockholders'
     equity.............      18,429       7,918       26,347     48,242         74,589
                            --------     -------     --------    -------       --------
    Total liabilities
     and stockholders'
     equity.............    $125,120     $(8,118)    $117,002    $(2,165)      $114,837
                            ========     =======     ========    =======       ========

    See accompanying notes to the unaudited pro forma consolidated financial statements.

                          Southern Mineral Corporation
                     Giving Effect to the Prepackaged Plan
            Unaudited Pro Forma Consolidated Statement of Operations
                               December 31, 1998
                     (in thousands, except per share data)

                                         Sale of               Prepackaged
                          Consolidated  Property                  Plan       Pro Forma
                           Historical  Adjustments   Subtotal  Adjustments  Consolidated
                          ------------ -----------   --------  -----------  ------------
Revenues
  Oil and gas...........    $ 21,722     $(1,867)(a) $ 19,855    $  --        $ 19,855
  Gains on sales of
   properties and other
   assets...............        (250)        --          (250)      --            (250)
                            --------     -------     --------    ------       --------
                              21,472      (1,867)      19,605       --          19,605
Expenses
  Production............       8,518        (407)(a)    8,111       --           8,111
  Exploration...........       3,635         --         3,635       --           3,635
  Depreciation,
   depletion and
   amortization.........      10,505        (393)(a)   10,112       --          10,112
  General and
   administrative.......       3,622         --         3,622       --           3,622
  Impairment of proved
   oil and gas
   properties...........       9,344         --         9,344       --           9,344
                            --------     -------     --------    ------       --------
                              35,624        (800)      34,824       --          34,824
                            --------     -------     --------    ------       --------
Loss from operations....     (14,152)     (1,067)     (15,219)      --         (15,219)
Other income, expenses
 and deductions
  Interest and other
   income...............         330         --           330       --             330
  Interest and debt
   expense..............      (5,362)      1,288 (a)   (4,074)    3,796(i)        (278)
                            --------     -------     --------    ------       --------
Loss before income
 taxes..................     (19,184)        221      (18,963)    3,796        (15,167)
Provision for income tax
 benefit................      (2,775)        --        (2,775)      -- (k)      (2,775)
                            --------     -------     --------    ------       --------
Net loss................    $(16,409)    $   221     $(16,188)   $3,796       $(12,392)
                            ========     =======     ========    ======       ========
Net loss per share......    $  (1.32)                $  (1.30)                $  (0.17)
                            ========                 ========                 ========
Weighted average number
 of shares
 outstanding............      12,422                   12,422                   74,020
                            ========                 ========                 ========

    See accompanying notes to the unaudited pro forma consolidated financial statements.

                          Southern Mineral Corporation
                     Giving Effect to the Prepackaged Plan
            Unaudited Pro Forma Consolidated Statement of Operations
                                 March 31, 1999
                     (in thousands, except per share data)

                                         Sale of             Prepackaged
                          Consolidated  Property                Plan      Pro Forma
                           Historical  Adjustments  Subtotal Adjustments Consolidated
                          ------------ -----------  -------- ----------- ------------
Revenues
  Oil and gas...........     $5,621       $(467)(a)  $5,154     $--         $5,154
  Gains on sales of
   properties and other
   assets...............      5,073         --        5,073      --          5,073
                             ------       -----      ------     ----        ------
                             10,694        (467)     10,227      --         10,227
Expenses
  Production............      2,081        (106)(a)   1,975      --          1,975
  Exploration...........         47         --           47      --             47
  Depreciation,
   depletion and
   amortization.........      3,081        (149)(a)   2,932      --          2,932
  General and
   administrative.......      1,040         --        1,040      --          1,040
  Impairment of proved
   oil and gas
   properties...........        --          --          --       --            --
                             ------       -----      ------     ----        ------
                              6,249        (255)      5,994      --          5,994
                             ------       -----      ------     ----        ------
Income from operations..      4,445        (212)      4,233      --          4,233
Other income, expenses
 and deductions
  Interest and other
   income...............         27         --           27      --             27
  Interest and debt
   expense..............     (1,774)        307 (a)  (1,467)     940(j)       (527)
                             ------       -----      ------     ----        ------
Income before income
 taxes..................      2,698          95       2,793      940         3,733
Provision for income tax
 benefit................       (230)        --         (230)     -- (k)       (230)
                             ------       -----      ------     ----        ------
Net income..............     $2,928       $  95      $3,023     $940        $3,963
                             ======       =====      ======     ====        ======
Net income per share--
 basic..................     $ 0.23                  $ 0.24                 $ 0.05
                             ======                  ======                 ======
Net income per share--
 diluted                     $ 0.16                  $ 0.17                 $ 0.05
                             ======                  ======                 ======
Weighted average number
 of shares
 outstanding--basic.....     12,800                  12,800                 74,398
                             ======                  ======                 ======
Weighted average number
 of shares
 outstanding--diluted...     17,812                  17,812                 79,410
                             ======                  ======                 ======

    See accompanying notes to the unaudited pro forma consolidated financial statements.

                          Southern Mineral Corporation
                     Giving Effect to the Prepackaged Plan
             Unaudited Pro Forma Consolidated Financial Statements

                   (dollars in thousands, except share data)

Note 1 -- Basis of Presentation

   The unaudited pro forma consolidated financial statements give effect to:

    (1) the sale of our Brushy Creek Field and Texan Gardens Fields interest to ANR for $15,848 net of $432 in transaction and debt restructuring fees;

    (2)  the sale of 43,829,787 shares of common stock to EnCap for $20,600;

    (3) the payment of a commitment fee of $600 in cash and 2,127,660 shares of common stock to EnCap Investments L.L.C.;

    (4) the issuance of 15,640,920 shares of common stock and 7,820,460 warrants, exercisable at $1.50 per warrant, and $9,998 in cash, in exchange for 100% ($41,400 principal amount) of the debentures in the prepackaged plan; and

    (5) the use of proceeds from the sale of Brushy Creek Field and Texan Gardens Field interests and the EnCap investment.

   Pursuant to Statement of Position 90-7, we estimate that our reorganization value on the effective date of the plan will exceed the amount of affected claims and expected post-petition liabilities. Under Statement of Position 90-7, if our reorganization value is greater than the sum of the affected claims and post-petition liabilities, fresh start accounting would not apply. As such, we presently assume that fresh start accounting will not be implemented.

   These unaudited pro forma consolidated financial statements are not necessarily indicative of the results which would have actually been obtained had all the transactions referred to above occurred on such dates. They should be read in conjunction with the our consolidated financial statements and related notes contained in our Quarterly Report on Form 10-Q for the period ended March 31, 1999, a copy of which accompanies this proxy statement/prospectus/disclosure statement as Annex I, and its Annual Report on Form 10-K for the fiscal year ended December 31, 1998, a copy of which accompanies this proxy statement/prospectus/disclosure statement as Annex H.

   The unaudited pro forma consolidated financial information has been prepared in accordance with published guidelines of the SEC regarding pro forma financial information. Neither KPMG LLP, our independent auditors, nor any other independent accountant or financial advisor, examined or performed any procedures with respect to the unaudited pro forma consolidated financial information, and they (1) express no opinion or any other form of assurances with respect to such information and (2) assume no responsibility for, and disclaim any association with, the unaudited pro forma consolidated financial information.

Note 2 -- Adjustments

   The unaudited pro forma consolidated balance sheet presents the consolidated balance sheet of Southern Mineral as if all of the above transactions were consummated on March 31, 1999. The unaudited pro forma consolidated statements of operations present the consolidated statements of operations of Southern Mineral for the three months ended March 31, 1999 and the year ended December 31, 1998 as if all of the above transactions had occurred January 1, 1998. The unaudited pro forma consolidated statements of operations disclose the elimination of revenues and costs related to sale and disposal of the Brushy Creek Field and Texan Garden Field interests and the reduction in interest expense attributable to the sale of the Brushy Creek Field and Texan Garden Field interests and the prepackaged plan. The unaudited pro forma consolidated statements of operations exclude estimated expenses of approximately $2,180 and commitment of fees of $1,600, which both will be expensed as incurred and reported as reorganization expenses, and a gain on exchange of the debentures of approximately $25,119, which will be reported as an extraordinary item. These amounts will be included in our results of operations subsequent to the reorganization proceedings.

                          Southern Mineral Corporation
                     Giving Effect to the Prepackaged Plan
             Unaudited Pro Forma Consolidated Financial Statements

                   (dollars in thousands, except share data)


 (a) Cash consideration received from ANR for the sale of Brushy
     Creek Field and Texan Gardens Fields interests..............    $ 16,280
     Transaction fees paid in cash to CIBC WM....................        (244)
     Restructuring fee paid in cash to bank......................        (188)
     Payment of debt.............................................     (15,848)
                                                                    ---------
                                                                     $    --
                                                                    =========
     Book value of properties sold...............................    $ (8,659)
                                                                    ---------
     Accumulated depreciation, depletion and amortization of
      properties sold............................................    $    541
                                                                    ---------
     Restructuring fee paid in cash to bank......................    $   (188)
                                                                    ---------
     Payment of current portion of long-term debt................    $ (4,235)
                                                                    ---------
     Payment of long-term debt...................................    $(11,613)
                                                                    ---------
     Gain on sale of Brushy Creek Field and Texan Gardens Field interests, as follows:
     Cash consideration received from ANR........................    $ 16,280
     Book value of properties sold...............................      (8,659)
     Transaction fees paid in cash to CIBC WM....................        (244)
     Accumulated depreciation, depletion and amortization of
      properties sold............................................         541
                                                                    ---------
     Gain on sale of properties..................................    $  7,918
                                                                    =========
     Elimination of revenues related to properties sold for the
      year ended December 31, 1998...............................    $ (1,867)
                                                                    ---------
     Elimination of production expenses related to properties
      sold for the year ended
      December 31, 1998..........................................    $   (407)
                                                                    ---------
     Elimination of depreciation, depletion and amortization
      related to properties sold for the year ended December 31,
      1998.......................................................    $   (393)
                                                                    ---------
     Reduction in historical interest expense relating to the
      payment of debt for the year ended December 31, 1998.......    $  1,288
                                                                    ---------
     Elimination of revenues related to properties sold for the three-months ended
      March 31, 1999.............................................    $   (467)
                                                                    ---------
     Elimination of production expenses related to properties
      sold for the three-months ended March 31, 1999.............    $   (106)
                                                                    ---------
     Elimination of depreciation, depletion and amortization
      related to properties sold for the three-months ended March
      31, 1999...................................................    $   (149)
                                                                    ---------
     Reduction in historical interest expense relating to the
      payment of debt for
      three-months ended March 31, 1999..........................    $    307
                                                                    ---------
 (b) Effect on cash as a result of prepackaged plan, as follows:
     Consideration received from EnCap...........................    $ 20,600
     Additional debt borrowings for transaction costs............       1,500
     Payment of debt.............................................      (9,322)
     Payments relating to 100% of debentureholders...............      (9,998)
     Commitment fee paid in cash to EnCap Investments L.L.C......        (600)
     Professional and bank fees..................................      (2,180)
                                                                    ---------
                                                                     $     --
                                                                    =========

                          Southern Mineral Corporation
                     Giving Effect to the Prepackaged Plan
             Unaudited Pro Forma Consolidated Financial Statements

                   (dollars in thousands, except share data)

 (c) Reduction of unamortized debentures' issue costs related to
      100% of the Debentures.....................................    $ (2,165)
                                                                    ---------
 (d) Payment of debt.............................................    $ (9,322)
     Increase in bank debt from cash consideration for new debt..       1,500
                                                                    ---------
                                                                     $ (7,822)
                                                                    =========
 (e) Elimination of debentures which will be converted by the prepackaged plan:
     100% of the debentures are assumed to have been exchanged...    $(41,400)
                                                                    ---------
     Elimination of accrued interest payable on 100% of the
     debentures exchange.........................................      (1,185)
                                                                    ---------
 (f) Record par value of common stock issued to complete the prepackaged plan:
     Par value of common shares issued to debentureholders (377.8
      common shares for each $1,000 debenture principal).........    $    156
     Additional 43,829,787 shares for cash contribution by
      EnCap......................................................         438
     Additional 2,127,660 shares as commitment fee to EnCap
      Investments L.L.C..........................................          21
                                                                    ---------
                                                                     $    615
                                                                    =========
 (g) Additional paid-in capital on common stock issued to
      debentureholders (15,640,920 shares X $.46)................    $  7,195
     Value of warrants issued to debentureholders (7,820,460
      warrants X $.015)..........................................         117
     Additional paid-in capital on 43,829,787 shares of common
      stock issued to EnCap......................................      20,162
     Additional paid-in capital on common stock issued as a
      commitment fee to EnCap Investments L.L.C..................         979
                                                                    ---------
                                                                     $ 28,453
                                                                    =========
 (h) Record gain on exchange of debentures and other prepackaged plan adjustments to accumulated deficit, as follows:
     Conversion of debentures exchanged..........................    $ 25,119
     Professional and bank fees..................................      (2,180)
     Commitment fee to EnCap Investments L.L.C...................      (1,600)
     Reduction of unamortized debentures issue costs related to
      100% of the debentures.....................................      (2,165)
                                                                    ---------
                                                                     $ 19,174
                                                                    =========
 (i) Reduction in interest expense for the year ended December
      31, 1998 as a result of the prepackaged plan, as follows:
     Elimination of historical interest expense, including
      amortization of debentures issue costs, relating to 100% of
      debentures.................................................    $  3,099
     Reduction in historical interest expense relating to the
      payment of debt............................................         813
     Addition of estimated interest expense on borrowings to pay
      issuance costs and estimated restructuring expenses........        (116)
                                                                    ---------
                                                                     $  3,796
                                                                    =========

                          Southern Mineral Corporation
                     Giving Effect to the Prepackaged Plan
             Unaudited Pro Forma Consolidated Financial Statements

                   (dollars in thousands, except share data)

 (j) Reduction in interest expense for the three-months ended March
      31, 1999 as a result of the prepackaged plan, as follows:
     Elimination of historical interest expense, including
      amortization of debentures issue costs, relating to 100% of
      Debentures......................................................    $775
     Reduction in historical interest expense relating to the payment
      of debt.........................................................     194
     Addition of estimated interest expense on borrowings to pay
      issuance costs and estimated restructuring expenses.............     (29)
                                                                         -----
                                                                          $940
                                                                         =====
 (k) No adjustments for provision for income tax effects, as any current tax effect is offset by the change in the deferred tax asset valuation allowance recorded by Southern Mineral.

Fairness Opinion with Respect to the EnCap Investment

   We retained CIBC WM as our financial advisor in connection with the EnCap investment. In connection with this engagement, we requested CIBC WM to render an opinion (the "Opinion") to our board as to the fairness to us, from a financial point of view, of the $20.6 million in consideration to be paid pursuant to the stock purchase agreement with EnCap for the issuance of 43,829,787 shares of our common stock (the "Transaction Consideration"). In connection with the $20.6 million consideration, EnCap Investments L.L.C. will receive $600,000 and 2,127,660 additional shares of our common stock as a commitment fee.

   CIBC WM delivered the Opinion on July 13, 1999 to our board to the effect that, as of the date of the Opinion, and subject to certain factors, assumptions and limitations in the Opinion, the Transaction Consideration was fair, from a financial point of view, to us.

   The full text of the Opinion accompanies this proxy statement/prospectus/disclosure statement as Annex C and is incorporated herein by reference. We urge you to read the Opinion carefully and in its entirety. The Opinion describes the procedures followed, the factors considered, the assumptions and limitations made by CIBC WM in rendering the Opinion and other factors relating to CIBC WM's engagement by us. The summary of the Opinion in this proxy statement/prospectus/disclosure statement is qualified in its entirety by reference to the full text of the Opinion.

   CIBC WM prepared the Opinion at the request of and for the use and benefit of our board in connection with its consideration of the EnCap investment and relates only to the fairness, from a financial point of view, of the consideration being paid to us by EnCap. The Opinion does not address any other aspect of the EnCap investment or related transactions, nor does it address the relative merits of the EnCap investment and any other transactions or business strategies discussed by our board as alternatives to the EnCap investment, or the decision of our board to proceed with the EnCap investment. The Opinion does not constitute a recommendation to any of our securityholders as to how such securityholder should vote.

   The Opinion was only one of many factors considered by our board of directors in its evaluation of the Transaction Consideration and the EnCap investment and should not be viewed as determinative of the views of our board of directors or our management with respect to the Transaction Consideration or the EnCap investment. CIBC WM was not requested to and did not make any recommendation to our board as to the form or amount of the Transaction Consideration to us reflected in the stock purchase agreement with EnCap, which we and EnCap determined through arm's-length negotiations. In arriving at its Opinion, CIBC WM did not ascribe a specific range of values to us, but made its determination as to fairness of the Transaction Consideration, from a financial point of view, to us on the basis of financial and comparative analyses summarized below.

   In arriving at the Opinion, CIBC WM has, among other things:

  . reviewed a draft of our registration statement on Form S-4, including this proxy statement/prospectus/disclosure statement as a part thereof;

  . reviewed our stock purchase agreement with EnCap;

  . reviewed our audited financial statements for the fiscal years ended
    December 31, 1996, 1997 and 1998;

  . reviewed our unaudited financial statements for the three-month period ended March 31, 1999;

  . reviewed financial and operational projections prepared by our management;

  . reviewed the historical trading performance of our common stock and our debentures;

  . prepared a model that analyzed our financial prospects based upon various assumptions as to asset dispositions and capital infusions, such analyses including a status quo scenario that excluded the EnCap investment;

  . modeled a status quo scenario using certain assumptions of future performance provided to CIBC WM by our management to determine our financial prospects without the EnCap investment;

  . reviewed and analyzed certain financial, stock market and other publicly available information relating to the business of certain other companies whose operations CIBC WM considered reasonably comparable to us; and

  . reviewed and analyzed certain publicly available information for certain transactions that CIBC WM deemed reasonably comparable to the EnCap investment.

   In addition, CIBC WM has held discussions with members of our management and the management of EnCap in regard to selected aspects of our financial and operating prospects and the EnCap investment and has interviewed our counsel as to certain legal matters relevant to the EnCap investment.

   In rendering the Opinion, CIBC WM relied upon and assumed, without independent verification or investigation, the accuracy and completeness of the financial and other information provided to or discussed with CIBC WM by our employees, representatives and affiliates or otherwise reviewed by CIBC WM, and CIBC WM has not assumed any responsibility or liability therefor. With respect to forecasts of our future financial condition and operating results provided to or discussed with CIBC WM, CIBC WM assumed, at the direction of our management and without independent verification or investigation, that such forecasts were reasonably prepared in a manner that reflects the best available information, estimates and judgments of our management. CIBC WM has also assumed that all material governmental, regulatory and other consents and approvals necessary under the stock purchase agreement with EnCap will be obtained without any meaningful adverse effect on us.

   Other than the reserve reports prepared by Ryder Scott Company, Netherland, Sewell & Associates, Inc., Chapman Petroleum Engineering, Ltd. and Gilbert Laustsen Jung Associates, Ltd. as of January 1, 1999, CIBC WM neither made nor obtained any independent evaluations or appraisals of our assets or liabilities or those of any of our affiliated entities. CIBC WM expresses no opinion as to our underlying valuation, future performance or long-term prospects, or the price at which our common stock will trade after announcement of the restructuring. CIBC WM has necessarily based the Opinion on the information available to it and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by it as of July 13, 1999. Subsequent developments may affect the Opinion, and CIBC WM does not have any obligation to update, revise or reaffirm the Opinion.

   A fairness opinion relies on selected financial analyses as applied to particular facts and, therefore, such an opinion does not readily allow partial analysis or summary description. Accordingly, CIBC WM believes that you should consider all of the analysis and that considering less than all of the analysis and factors considered could give you a misleading or incomplete view of the Opinion. The Opinion reflects the securities markets, economic and general business and financial conditions prevailing as of its date and our condition and prospects, financial and otherwise, as they were reflected in the information reviewed by CIBC WM and as they were represented to CIBC WM in its discussions with our management. In its analyses and in preparing the Opinion, CIBC WM made many assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of CIBC WM or EnCap. Any estimates contained in these analyses do not necessarily indicate actual values or predict future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to reflect the prices at which businesses may actually be sold.

   Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by CIBC WM, you must read the tables, together with the text of each summary. The tables alone do not completely describe the financial analyses. Considering the data in the tables without considering the full description of the financial analyses, including the underlying methodologies and assumptions, could give you a misleading or incomplete view of the financial analyses performed by CIBC WM The following paragraphs summarize the significant analyses performed by CIBC WM in arriving at the Opinion.

   Each analytical method has been reviewed on a pre-transaction ("Pre-Transaction") and post-transaction ("Post-Transaction") basis. Pre-Transaction equity values are based on our balance sheet as of May 31, 1999, which was provided to CIBC WM by us, and has been adjusted for the sale of assets to ANR. In addition to the sale of assets to ANR, the Post-Transaction basis further adjusts the Pre-Transaction basis for the sale of common stock to EnCap and assumes the restructuring will be completed.

 Net Asset Value Summary

   CIBC WM determined a net asset value on a SEC reserve value ("SEC NAV"), bid reserve value ("Bids Received NAV") and our reserve value ("Company NAV") by calculating a net asset value net of various obligations relating to the EnCap investment, and total debt and other noncurrent liabilities outstanding as estimated at the time of the EnCap investment.

   The SEC NAV was computed based on the following:

  . PV-10 value of our proved reserves based on our SEC PV-10 Value which was estimated by our independent reserve engineers as of January 1, 1999;

  . our net working capital as of May 31, 1999, which was provided by us; and

  . book value of our total debt as of May 31, 1999, which was provided by us.

   The Bids Received NAV was computed based on the following:

  . estimated value of oil and gas reserves based on a compilation of bids received during CIBC WM's engagement and a PV-10 value of our proved reserves assets estimated by our management for those properties for which no bids were received;

  . our net working capital as of May 31, 1999, which was provided by us; and

  . book value of our total debt as of May 31, 1999, which was provided by us.

   Company NAV was computed based on the following:

  . PV-10 value of our proved reserves assets estimated by our management as of January 1, 1999;

  . our net working capital as of May 31, 1999, which was provided by us; and

  . book value of our total debt as of May 31, 1999, which was provided by us.

   As a result, CIBC WM calculated the following net asset values on a per share basis:

                                                Pre-Transaction Post-Transaction
                                                --------------- ----------------
SEC NAV........................................     $(0.99)          $0.50
Bids Received NAV..............................      (1.35)           0.44
Company NAV....................................       0.71            0.79

   CIBC WM complied our bids received as a benchmark in its NAV analysis. Four important limitations apply to the calculation of the Bids Received NAV:

  . we did not actively market or auction individual properties;

  . we generally did not seek higher bids from these parties unless the initial bids were in an acceptable range;

  . oil and gas prices improved significantly between the time when the bids were received and the Opinion; and

  . the conditions associated with the timing and extent of the dispositions by us (such as the bundling of properties) could have resulted in lower cash bids.

 Certain Selected Comparative Public Company Analysis

   Using publicly available information, CIBC WM compared our selected projected financial and operating data to the corresponding data of selected publicly traded independent exploration and production companies based in the United States and Canada. The selection of companies differed for the Pre-Transaction and Post-Transaction analysis, with the former group containing more highly leveraged companies. Two comparable groups for U.S. companies were used because the EnCap investment would provide for a significant deleveraging of our capital structure. The same group of Canadian companies was used for both the Pre-Transaction and Post-Transaction analysis. The selected groups included the following:

U.S. Selected Pre-Transaction Peers:      Canadian Selected Company Peers:
                                          . Beau Canada Exploration Ltd.
 . Abraxas Petroleum Corp.                 . Bonavista Petroleum Ltd.
 . Comstock Resources Inc.                 . Calahoo Petroleum Ltd.
 . Costilla Energy Inc.                    . Edge Energy Inc.
 . Gothic Energy Corporation               . Elk Point Resources Inc.
 . Swift Energy Company                    . Genesis Exploration Ltd.
                                          . Petrobank Energy and Resources
U.S. Selected Post-Transaction              Ltd.
Peers:                                    . Renata Resources, Inc.
                                          . Richland Petroleum Corp.
 . Belco Oil & Gas Corporation
 . Bellwether Exploration Co.
 . HS Resources Inc.
 . Unit Corporation

   There are no directly comparable companies to our business. Accordingly, analysis of the results of the foregoing was not simply mathematical nor necessarily precise. Rather, the analysis required complex judgments concerning differences in financial and operating characteristics of companies and other factors that could affect public trading values.

   CIBC WM determined the following adjusted average multiples for the U.S. and Canadian comparables, which are presented below. CIBC WM compiled estimated 1999 and 2000 EBITDA and cash flow per share ("CFPS") as estimated by independent research analysts.

                                       U.S. Peers       U.S. Peers    Canadian
                                     Pre-Transaction Post-Transaction  Peers
                                     --------------- ---------------- --------
Enterprise Value (Equity Market
 Capitalization + Preferred Stock +
 Total Debt - cash) to:
  .1999E EBITDA.....................       7.3x            7.0x         5.2x
  .2000E EBITDA.....................       6.5x            5.8x         3.5x
Proved Reserves (per Mcfe)..........      $1.17           $1.05        $0.78

Price per Share to:
  .1999E CFPS.......................       1.2x            3.5x         4.8x
  .2000E CFPS.......................       1.8x            3.0x         3.1x

   By applying the corresponding multiples presented above to our estimated EBITDA and CFPS and reserves, CIBC WM determined the range of Pre-Transaction equity values to be $(2.96) to $3.04 per share and the Post-Transaction equity values to be $0.40 to $1.03 per share.

 Selected Comparative Transaction Analysis

   CIBC WM reviewed publicly available financial information for mergers and acquisitions involving exploration and production companies that CIBC WM believed to be reasonably comparable to the EnCap investment. CIBC WM reviewed 11 U.S. transactions and 14 Canadian transactions in its analysis that occurred or were announced between July 1, 1998 to present with total aggregate purchase prices between $50 and $250 million. CIBC WM noted that there are no directly comparable transactions to the EnCap investment.

   For the selected transactions, CIBC WM calculated the following adjusted average multiples for the mergers and acquisitions above:

                                                          U.S.       Canadian
                                                      Transactions Transactions
                                                      ------------ ------------
Aggregate Purchase Price to Proved Reserves (Mcfe)...    $0.72        $0.66

   By applying the corresponding multiples of the selected transactions presented above to our reserve data, CIBC WM determined the Pre-Transaction equity value to be $(0.67) per share and the Post-Transaction equity value to be $0.56 per share.

 Selected Property Acquisition Analysis

   CIBC WM reviewed selected acquisitions of oil and gas reserves from July 1, 1998 to present with aggregate purchase prices between $50 and $250 million. The selected transactions were obtained from John S. Herold, Inc. and were not intended to represent the complete list of oil and natural gas transactions which have occurred or been announced during that period. CIBC WM noted that there are no property acquisitions directly comparable to the EnCap investment.

   For the selected property acquisition analysis, CIBC WM calculated the following adjusted average multiples for the acquisitions above:

                                                          U.S.       Canadian
                                                      Transactions Transactions
                                                      ------------ ------------
Aggregate Purchase Price to Proved Reserves (Mcfe)...    $0.74        $0.67

   By applying the corresponding multiples of the selected property acquisitions presented above to our reserve data, CIBC WM determined the Pre-Transaction equity value to be $(0.56) and the Post-Transaction equity value to be $0.57 per share.

   As part of our investment banking business, CIBC WM regularly engages in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities and private placements and valuations for other purposes.

   CIBC WM has acted as financial advisor to us in connection with the EnCap investment and to our board of directors in rendering the Opinion and will receive a fee for its services based upon the greater of 1.15% of the Transaction Value (as defined in the Letter Agreement with Southern Mineral dated February 3, 1999) or $1,150,000 payable upon consummation of the EnCap investment. CIBC WM received an opinion fee of $350,000. The Opinion fee will be credited against any transaction fee which becomes payable by Southern Mineral to CIBC WM upon consummation of the EnCap investment. CIBC WM has also acted as financial advisor to us in connection with a sale of assets to ANR and will receive a fee of $244,200 which shall be credited against any transaction fee which becomes payable by us to CIBC WM upon consummation of the EnCap investment. CIBC WM also received fees of $25,000 for each three-month period of the engagement term (as specified in the Letter Agreement with Southern Mineral dated February 3, 1999). In the ordinary course of business, CIBC WM and its affiliates may actively trade our securities for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in our securities.

Board Recommendations

   The Board recommends that all debentureholders:

  . accept the exchange offer and tender their debentures; and

  . accept the prepackaged plan proposal.

   The Board recommends that all stockholders:

  . vote for:

     .the amendment to our articles of incorporation;

     .the common stock and warrant issuances; and

  . accept the prepackaged plan proposal.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

   The selected financial information presented in the table below should be read in conjunction with the consolidated financial statements and related notes contained in our Quarterly Report on Form 10-Q for the period ended March 31, 1999, a copy of which accompanies this proxy statement/prospectus/disclosure statement as Annex I, and our Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998, a copy of which accompanies this proxy statement/prospectus/disclosure statement of Annex H. The selected financial information for the three-month periods ended March 31, 1999 and 1998 have been derived form unaudited financial statements. In our opinion, the financial information for the three-month periods ended March 31, 1999 and 1998 include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the information set forth therein and are not necessarily indicative of results for the entire year. The selected financial information for each of the five years in the period ended December 31, 1998 have been derived from audited financial statements.

   The ratio of earnings to fixed charges is expressed as the ratio: (1) fixed charges plus income from operations, to (2) fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees. Earnings were insufficient to cover fixed charges for the periods ended March 31, 1998 and the years ended December 31, 1998 and 1997, by the amount of $534,000, $13,822,000, and $284,000, respectively. The ratio of earnings to fixed charges for the period ended March 31, 1999 was 2.5x and December 31, 1996 was 3.5x. Southern Mineral had no fixed charges for the periods ended December 31, 1995 and 1994.

                    Comparative Consolidated Balance Sheets
                                 (in thousands)

                          Three-months ended
                              March 31,                     December 31,
                          --------------------------------------------------------------
                            1999       1998     1998     1997    1996     1995     1994
                          ---------  -----------------  ------- ------- --------  ------
                             (unaudited)
         ASSETS
         ------
Current Assets..........  $   6,167  $  5,007 $  7,776  $13,455 $ 2,918 $  2,071  $1,973
Property and equipment--
 net....................    112,410    71,853  114,187   42,293  20,599   18,042   1,347
Oil and gas properties
 held for sale and
 other..................      6,543     6,419    6,327    6,127     869    1,554      50
                          ---------  -------- --------  ------- ------- --------  ------
                          $ 125,120  $ 83,279 $128,290  $61,875 $24,386 $ 21,667  $3,370
                          =========  ======== ========  ======= ======= ========  ======
 LIABILITIES AND STOCK
    HOLDERS' EQUITY
------------------------
Current Liabilities.....  $  39,214  $  1,719 $ 41,914  $ 2,956 $   683 $  5,960  $  290
Deferred income taxes...      7,204     1,016    7,279    1,039   1,169      606     --
Long-term debt..........     60,273    49,200   64,370   41,400   3,900    9,920     --
Stockholders' equity....     18,429    31,344   14,727   16,480  18,634    5,181   3,080
                          ---------  -------- --------  ------- ------- --------  ------
                          $ 125,120  $ 83,279 $128,290  $61,875 $24,386 $ 21,667  $3,370
                          =========  ======== ========  ======= ======= ========  ======
WORKING CAPITAL
 (deficit)..............  $ (33,047) $  3,288 $(34,138) $10,499 $ 2,235 $ (3,889) $1,683
                          =========  ======== ========  ======= ======= ========  ======

                    Comparative Consolidated Operating Data
                    (in thousands, except per share amounts)

                         Three-months ended
                             March 31,                Year ended December 31,
                         -------------------- --------------------------------------------
                           1999       1998      1998     1997     1996     1995     1994
                         ---------  --------- --------  -------  -------  -------  -------
                            (unaudited)
Revenues
Oil and gas............. $   5,621  $  4,410  $ 21,722  $13,790  $11,780  $ 2,044  $ 1,747
Gains (losses) on sales
 of property............     5,073         4      (250)     413      453      170       66
                         ---------  --------  --------  -------  -------  -------  -------
                            10,694     4,414    21,472   14,203   12,233    2,214    1,813
Expenses................     6,249     3,972    35,624   14,815    8,164    2,488    5,580
                         ---------  --------  --------  -------  -------  -------  -------
Income (loss) from
 operations.............     4,445       442   (14,152)    (612)   4,069     (274)  (3,767)
Other income, expenses
 and deductions
 Interest and other
 income.................        27        92       330      328      286      146       76
 Interest and debt
  expense...............    (1,774)     (834)   (5,362)  (1,591)  (1,242)     --       --
                         ---------  --------  --------  -------  -------  -------  -------
Income (loss) before
 income taxes...........     2,698      (300)  (19,184)  (1,875)   3,113     (128)  (3,691)
Provision (benefit) for
 income taxes...........      (230)       (5)   (2,775)     174      679        9     (558)
                         ---------  --------  --------  -------  -------  -------  -------
Net income (loss)....... $   2,928  $   (295) $(16,409) $(2,049) $ 2,434  $  (137) $(3,133)
                         =========  ========  ========  =======  =======  =======  =======
Earnings (Loss) per
 share of Common Stock:
 Basic.................. $    0.23  $  (0.03) $  (1.32) $ (0.22) $  0.37  $ (0.02) $ (0.75)
                         =========  ========  ========  =======  =======  =======  =======
 Diluted................ $    0.16  $  (0.03) $  (1.32) $ (0.22) $  0.34  $ (0.02) $ (0.75)
                         =========  ========  ========  =======  =======  =======  =======
Weighted average number
 of shares--basic.......    12,800    11,486    12,422    9,109    6,621    5,701    4,162
                         =========  ========  ========  =======  =======  =======  =======
Weighted average number
 of shares--diluted.....    17,812    11,486    12,422    9,109    7,114    5,701    4,162
                         =========  ========  ========  =======  =======  =======  =======

                          PRICE RANGE OF COMMON STOCK

   Our common stock is quoted on the Nasdaq National Market under the symbol "SMIN." Until July 22, 1997, our common stock was quoted on the Nasdaq SmallCap Market under the same symbol. The following table sets forth the range of high and low bid prices of our common stock as reported by the Nasdaq SmallCap Market for each of the quarters indicated through July 22, 1997 and the high and low bid prices of our common stock on the Nasdaq National Market from July 23, 1997 for the periods indicated.

                                                                  High    Low
                                                                 ------- ------
1996
  First Quarter................................................. $  2.13 $ 1.25
  Second Quarter................................................    3.38   1.81
  Third Quarter.................................................    5.00   2.88
  Fourth Quarter................................................    6.13   4.00
1997
  First Quarter................................................. $  7.75 $ 4.00
  Second Quarter................................................    5.50   3.50
  Third Quarter.................................................    5.13   4.13
  Fourth Quarter................................................    8.13   5.13
1998
  First Quarter................................................. $  5.06 $ 3.19
  Second........................................................    4.00   3.31
  Third Quarter.................................................    3.38   2.00
  Fourth Quarter................................................    2.19   0.44
1999
  First Quarter................................................. $  0.81 $ 0.25
  Second Quarter ...............................................  .50     .31
  Third Quarter (through July 19, 1999).........................  .50     .39

   On July 19, 1999, the closing sale price for our common stock as quoted on the Nasdaq National Market was $.4375 per share. As of July 19, 1999, there were approximately 1,014 holders of record of our common stock.

                           PRICE RANGE OF DEBENTURES

   Our debentures are quoted on the Nasdaq SmallCap Market under the symbol
"SMING." The following table sets forth the range of high and low bid prices of our debentures (per $100 of principal amount) as reported by the Nasdaq
SmallCap market for the periods indicated.

                                                                  High    Low
                                                                 ------- ------
1997
  Fourth Quarter (beginning on October 2, 1997)................. $103.50 $91.50
1998
  First Quarter................................................. $ 96.50 $83.50
  Second........................................................   89.50  81.50
  Third Quarter.................................................   88.50  50.00
  Fourth Quarter................................................   60.00  23.50
1999
  First Quarter................................................. $ 31.00 $14.50
  Second Quarter................................................   38.50  21.00
  Third Quarter (through July 19, 1999) ........................   34.00  28.00

   On July 19, 1999, the closing sale price of our debentures as quoted on the Nasdaq SmallCap Market was $34.00 (per $100 of principal amount). The Depository Trust Company, the holder of our global debenture, is the sole holder of record of our debentures.

                                DIVIDEND POLICY

   We have not declared or paid a cash dividend on our common stock since 1994 and it is anticipated that to the extent we have earnings we will reinvest the earnings in our business and will not pay cash dividends. Declaration of dividends is within the discretion of the our Board. In addition, declaration of dividends is subject to certain restrictive covenants contained in our credit facilities.

                         DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock currently consists of 50,000,000 shares of common stock, par value $0.01 per share, of which as of July 15, 1999, 12,932,397 shares were issued and 12,841,174 shares were outstanding, 91,223 shares are held in treasury and 3,445,199 shares were reserved for issuance upon exercise of outstanding options and warrants and for issuance under our various stock option and compensation plans. All outstanding shares of our common stock are fully paid and nonassessable.

   Holders of our common stock are entitled to received dividends, if, as and when declared by the our Board out of funds legally available therefor, and are entitled on liquidation to share ratably in all assets of Southern Mineral remaining after the payment of liabilities. Since 1994, we have reinvested all earnings in our business and, accordingly, have not paid any dividends on our common stock. Although we intend to continue to reinvest any future earnings, we may determine to pay dividends in the future. Our ability to declare and pay any such dividends will depend upon, among other things, our earnings and financial condition and restrictive provisions contained in our credit facilities and any other financing arrangements to which we may be subject from time to time.

   Each share of our common stock has one vote on all matters presented to the stockholders. A majority of issued and outstanding shares of our common stock entitled to vote and represented at a stockholders meeting in person or by proxy constitutes a quorum for the transaction of business. The affirmative vote of a majority of shares present and entitled to vote at a meeting at which a quorum is present generally will constitute stockholder action. Certain fundamental corporate changes such as amending the articles of incorporation, a merger or a disposition of all of Southern Mineral's assets require the approval of a majority of outstanding shares entitled to vote thereon. Directors are elected by a plurality of votes cast by stockholders entitled to vote therefor. Since our common stock does not have cumulative voting rights, holders of more than one-half of the shares present and entitled to vote for directors at a meeting at which a quorum is present may, if they choose to do so, elect all of the directors and, in that event, the holders of the remaining shares will not be able to elect any directors. Our articles of incorporation deny preemptive rights to our stockholders.

   Our articles of incorporation authorize us to issue 5 million shares of preferred stock, par value $0.01 per share. We have neither established nor designated a series of our preferred stock. None of this preferred stock has been issued, and we have no plans to issue any preferred stock. The Board has the authority, without stockholder approval, to cause the issuance of preferred stock in one or more series, with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions as the Board may determine. If we do issue any preferred stock, it may include, among others, extraordinary voting, dividend, redemption, conversion or exchange rights.

   American Stock Transfer & Trust Company, New York, New York, is our transfer agent and registrar.

   For additional information concerning provisions of our articles of incorporation and bylaws that could delay, defer or prevent a change in control of Southern Mineral, see "Stockholder Rights--Appraisal and Dissenters' Rights," "--Nevada Anti-Takeover Statutes," "--Limitation on Director and Officer Liability" and "--Indemnification of Officers and Directors."

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                            DESCRIPTION OF WARRANTS

General

   In connection with the restructuring, we will issue warrants to purchase an aggregate of 7,820,460 shares of common stock to our debentureholders. The warrants will be issued pursuant to a warrant agreement with American Stock Transfer & Trust Company, as warrant agent. The following summary of the material provisions of the warrant agreement does not purport to be complete and is qualified in its entirety by reference to the form of warrant agreement which accompanies this proxy statement/prospectus/disclosure statement as Annex F.

   Each warrant, when exercised, will entitle the holder thereof to purchase one fully paid and non-assessable shares of common stock ("warrant shares"), at an exercise price of $1.50 per share. The exercise price and the number of warrant shares are both subject to adjustment in certain cases referred to below. The holders of the warrants would be entitled, in the aggregate, to purchase shares of common stock currently representing approximately 6.3% of the outstanding common stock on a diluted basis if exercised on the date of original issuance of the warrants. The warrants will be exercisable at any time on or after the date of issuance. Unless exercised, the warrants will automatically expire three years after the date of their issuance.

   The warrants may be exercised by surrendering to us the warrant certificate evidencing the warrants to be exercised with the accompanying form of election to purchase properly completed and executed, together with payment of the exercise price. Payment of the exercise price may be made at the holder's election in cash in U.S. dollars by wire transfer or by certified or official bank check to the order of "Southern Mineral Corporation."

   Upon surrender of the warrant certificate and payment of the exercise price, we will deliver or cause to be delivered, to or upon the written order of such holder, stock certificates representing the number of whole warrant shares to which the holder is entitled. If less than all of the warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of warrants. All warrant shares or other securities issuable by us upon the exercise of the warrant shall be validly issued, fully paid and non-assessable.

   We are not required to issue fractional warrant shares. Instead, we can either (1) pay cash in lieu of fractional warrant shares or (2) round up to the next whole warrant share.

   We intend to have the warrants listed for quotation on the Nasdaq SmallCap market.

   The holders of the warrants will have no right to vote on matters submitted to the stockholders and will have no right to receive dividends. The holders of the warrants will not be entitled to share in our assets in the event we liquidate, dissolve or wind up. In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by us with approval of the bankruptcy court and the holders of the warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their warrants prior to the commencement of any such case.

   In the event of a taxable distribution to holders of common stock that results in an adjustment to the number of warrant shares or other consideration for which a warrant may be exercised, the holders of the warrants may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend.

Adjustments

   The number of warrant shares purchasable upon exercise of warrants and the exercise price will be subject to adjustment, subject to certain exceptions, if we:

  . pay a dividend or make a distribution on our common stock in the form of shares of our common stock;

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  . subdivide our outstanding common stock into a greater number of shares;

  . combine our outstanding common stock into a smaller number of shares; or

  . issue by reclassification of our common stock any other shares of our capital stock.

   No adjustment in the exercise price will be required unless such adjustment would require an increase or decrease of at least one percent (1.0%) in the exercise price; provided however, that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment.

   If we complete any merger, consolidation or other business combination in which we are not the surviving entity or a sale, transfer, lease or other conveyance of all or substantially all of our assets to another person (in one transaction or in two or more related transactions), and with respect to which cash and/or non-cash consideration will be distributed to our stockholders (including any such merger, consolidation, sale, transfer, lease or other conveyance of assets or other business combination in which we are the surviving entity but our stockholders receive cash or non-cash consideration in exchange for our common stock), the warrants are automatically exercisable for the kind and amount of securities, cash or other assets which a holder of a warrant would have owned immediately before the effective date of such transaction.

Reservation of Common Stock

   We will at all times reserve and keep available such number of shares of common stock as will be issuable upon the exercise of all outstanding warrants. Such shares of common stock when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

Amendment

   From time to time, without the consent of the holders of the warrant, we may amend or supplement the warrant agreement for certain purposes, including curing defects or inconsistencies or making any change that does not materially adversely affect the legal rights of any holder. Any other amendment or supplement to the warrant agreement may be made by an instrument in writing signed by us and the holders of a majority of the warrants outstanding at such time.

                               STOCKHOLDER RIGHTS

General

   The following summary does not purport to be a complete statement of the general rights of our stockholders. This summary is qualified in its entirety by reference to the full text of each of such documents and the Nevada General Corporation Law. For information as to how such documents may be obtained, see "Where You Can Find More Information."

Size and Classification of the Board

   Nevada law provides that a corporation's board of directors shall consist of at least one member and the authorized number of directors may be fixed or variable within a fixed minimum or maximum as provided in either the corporation's articles of incorporation or in the bylaws as our bylaws provide. Our articles of incorporation and bylaws provide that the maximum number of directors is 13 and the minimum number is three, except in the case where all the shares of our common stock are owned beneficially and of record by either one or two stockholders, and then our Board cannot be less than the number of stockholders. Pursuant to our bylaws, at least one director must be a U.S. citizen. Currently, our Board has fixed the number of directors at 11. Although Nevada law allows directors to be divided into three separate classes with staggered tenures of office, neither our articles of incorporation nor our bylaws provide for classification of directors.

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Removal of Directors; Filling Vacancies on the Board

   Pursuant to Section 78.335 of the Nevada General Corporation Law, a director may be removed by the vote of the holders of not less than two-thirds of the voting power of the voting stock, subject to certain restrictions concerning cumulative voting. However, a Nevada corporation may include in its articles of incorporation a provision requiring the approval of a larger percentage of the voting power to remove a director. This section also provides that any vacancy in the board of directors may be filled by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Our bylaws provide that our Board will fill all vacancies created by reason of resignation, an increase in the number of directors or otherwise, by the affirmative vote of a majority of the remaining directors, with the director so elected to serve for the remainder of the term of the departed director, in the case of a resignation, or otherwise until the next annual meeting of stockholders where such newly appointed director would stand for election. All directors will continue in office until the election and qualification of their respective successors in office.

Stockholder Action by Written Consent

   Under the Nevada General Corporation Law, unless otherwise provided in the articles of incorporation or the bylaws, stockholders may take action without a meeting upon the written consent of stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consent is required. Our bylaws provide for this use of written consent except with respect to the election of directors or the alteration, amendment or repeal of our bylaws, if stockholder approval is sought.

Meetings of Stockholders

   Under our bylaws, special meetings of stockholders may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the (1) our Board or (2) stockholders owning a majority of the voting stock issued and outstanding.

   Under the Nevada General Corporation Law, unless the articles of incorporation or the bylaws provide otherwise, stockholders holding at least a majority of the voting power are necessary to constitute a quorum for the transaction of business. Our bylaws provide that the presence in person or by proxy of a majority of the voting stock entitled to vote at a meeting constitutes a quorum for the transaction of business at that meeting.

Required Vote for Authorization of Certain Actions

   Nevada law requires that the board of directors of a corporation that is a merging or surviving entity to recommend a plan of merger to its stockholders and that the stockholders approve the plan. The approval of the stockholders of an entity surviving the merger is not required if (1) the articles of incorporation of the surviving corporation will not differ from its articles before the merger, (2) each stockholder of the surviving corporation whose shares were outstanding immediately before the merger will hold the same number of shares, with identical designations. preferences, limitations, and relative rights immediately after the merger and (3) the number of shares of common stock (voting or participating) to be issued in the merger (or to be issuable upon conversion of any convertible instruments to be issued in the merger) will not exceed 20% of the shares of common stock outstanding immediately before the merger.

Amendment of Articles of Incorporation and Bylaws

   Under Nevada law, articles of incorporation may be amended by the affirmative vote of a majority of the outstanding stock, unless a greater proportion of the voting power is required in the articles of incorporation.

   While the Nevada General Corporation Law provides that the board of directors may amend the bylaws if the bylaws so provide, the stockholders also have the power to amend the bylaws. Our bylaws provide that the

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our Board shall have the power to alter or repeal any of the bylaws at any regular meeting of the Board or at any special meeting of the our Board by a majority of the our Board. Our bylaws also allow for stockholder alteration or repeal of the bylaws by a majority of the holders of the voting stock, at a special or regular meeting of stockholders.

Appraisal and Dissenters' Rights

   Under Nevada law, a stockholder is entitled to dissent from, and receive the fair value of shares owned in the event of, a plan of merger or exchange, if the stockholder is entitled to vote on the transaction. However, there is no right to dissent to a plan of merger or exchange in favor of the holders of shares of any class or series which were either listed on a national securities exchange, designated as a national market security of an interdealer quotation system by the National Association of Securities Dealers, Inc. or held by at least 2,000 stockholders of record, unless either (1) the articles of incorporation provide otherwise or (2) the holders are required to receive anything other than, cash, shares of the surviving or acquiring corporation or a combination thereof.

Nevada Anti-Takeover Statutes

   Under Nevada law, once a person has acquired or offers to acquire twenty or more percent of the shares of the stock of a corporation that has 200 or more stockholders, at least 100 of whom are stockholders of record in the State of Nevada and the corporation does business in the State of Nevada, (deemed the "Control Shares") and requests and undertakes to pay for the expense of a special stockholders meeting, one must be held so that the stockholders can vote on whether the Control Shares may exercise voting rights. Except as otherwise provided in the articles of incorporation, the approval of the holders of a majority of the outstanding stock not held by the acquiror is required for the stock held by the acquiror to receive voting rights. If the Control Shares represent a majority or greater interest and are accorded full voting rights by a majority of the other shares, then, unless the articles of incorporation or bylaws of the corporation in effect on the tenth day following the acquisition of a controlling interest by an acquiror provide otherwise, any stockholder who did not vote in favor of full voting rights for the Control Shares may require the corporation to repurchase any or all of such stockholder's shares for the fair value thereof. The provisions of the Nevada General Corporation Law regarding the acquisition of Control Shares (the "Control Share Acquisition Provisions") are applicable to any acquisition of Control Shares, unless the articles of incorporation or bylaws of the corporation in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that the Control Share Acquisition Provisions do not apply. Although a corporation may exclude itself from application of the foregoing Control Share Acquisition Provisions, we have not done so.

   Nevada law provides that a resident domestic corporation may not engage in any "combination" (broadly defined to include a wide range of transactions with an interested stockholder or an affiliate or associate of an interested stockholder) with an interested stockholder (defined as the beneficial owner of ten percent or more of the outstanding voting power) for three years after the interested stockholder's date of acquiring shares, unless the combination or the purchase of shares made by the interested stockholder on the interested stockholder's date of acquiring shares is approved by the board of directors before that date. Nevada law also places certain limits on combinations between resident domestic corporations and interested stockholders after the expiration of three years after the interested stockholder's date of acquiring shares.

   Under Nevada law, the selection of a period for the achievement of corporate goals is the responsibility of the directors. In addition, the directors and officers, in exercising their respective powers with a view to the interests of the corporation, may consider (1) the interests of the corporation's employees, suppliers, creditors and customers, (2) the economy of the state and nation,
(3) the interests of the community and of society and (4) the long-term as well as short-term interests of the (corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. The directors also may resist a change or potential change in control of the corporation if the directors by a majority

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vote of a quorum determine that the change or potential change is opposed to or not in the best interests of the corporation "upon consideration of the interests of the corporation's stockholders" or for one of the other reasons described above. Finally, the directors may take action to protect the interests of the corporation and its stockholders by adopting or executing plans that deny rights, privileges, power or authority to a holder of a specified number of shares or percentage of share ownership or voting power.

  Our Board has taken such action as is necessary to exclude (1) the EnCap investment from the Control Shares Acquisition Provisions and (2) EnCap from being deemed an interested stockholder.

Limitation on Directors and Officer Liability

   As permitted under Nevada law, our articles of incorporation provide that a director or officer shall not be personally liable to Southern Mineral or its stockholders for damages for breach of fiduciary duty as a director or officer, except for liability for acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or for the unlawful payment of dividends.

Indemnification of Officers and Directors

   Under Nevada law, a corporation may, and in certain circumstances must, indemnify its officers, directors, employees or agents for expenses, judgments or settlements, actually and reasonably incurred by them in connection with suits and other legal proceedings, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to criminal proceedings, had no reasonable cause to believe that their conduct was unlawful. A corporation may adopt procedures for advancing expenses to directors and officers prior to final adjudication, as long as they undertake to repay the amounts advanced if it is ultimately determined that they were not entitled to be indemnified. Our bylaws allow for indemnification and, pursuant to certain procedures, advancement of expenses.

No Cumulative Voting

   Although permitted by the Nevada General Corporation Law, our restated articles of incorporation do not provide for cumulative voting for directors.

Conflict-of-Interest Transactions

   The Nevada General Corporation Law generally permits transactions involving a Nevada corporation and an interested director or officer of that corporation if (1) the fact of the common directorship, office or financial interest is known or disclosed to the board of directors and a majority of disinterested directors consents, (2) the fact of the common directorship, office or financial interest is known or disclosed to the stockholders and a majority of shares entitled to vote thereon consents, (3) the fact of the common directorship, office or financial interest is not disclosed or known to the director or officer at the time the transaction is brought before the board of directors for action or (4) the contract or transaction is fair to the corporation at the time it is authorized or approved.

Dividends and Other Distributions

   Under the Nevada General Corporation Law, a corporation may pay dividends or make other distributions with respect to its stock unless, after giving effect to the dividend or distribution, either the corporation would not be able to pay its debts as they become due in the usual course of business or, except as otherwise specifically allowed by its articles of incorporation, the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at that time, to satisfy the preferential rights of stockholders whose rights are superior to those stockholders receiving the dividend or distribution.

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Duties of Directors

   The Nevada General Corporation Law permits a board of directors to consider, including in connection with a change or potential change in control of the corporation, (1) the interests of the corporation's employees, suppliers, creditors and customers, (2) the economy of the state and nation, (3) the interests of the community and of society and (4) the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation.

                   RELATIONSHIPS WITH INDEPENDENT ACCOUNTANTS

   KPMG LLP has acted as independent certified public accountants for Southern Mineral since April 10, 1997. It is expected that representatives of KPMG will be present at the special meeting to respond to appropriate questions of stockholders and to make a statement if they so desire.

                                 LEGAL MATTERS

   Certain legal matters with respect to the securities offered hereby will be passed upon for us by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Houston, Texas. Mr. Todd L. Gremillion, a partner of Akin, Gump, Strauss, Hauer & Feld, L.L.P., beneficially owns 83,000 shares of our common stock.

                                    EXPERTS

   The financial statements of Southern Mineral as of December 31, 1998 and for the year then ended have been incorporated by reference in this proxy statement/prospectus/disclosure statement and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this proxy statement/prospectus/disclosure statement, and upon the authority of said firm as experts in auditing and accounting.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

   The following is a general discussion of certain of the expected U.S. federal income tax consequences applicable to us and U.S. debentureholders who will receive common stock, warrants and cash in exchange for their debentures pursuant to the terms of the exchange offer, and who hold such debentures as capital assets. It is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects to the U.S. debentureholders. The discussion is based on the current provisions of the Internal Revenue Code of 1986, the applicable treasury regulations promulgated thereunder and public administrative and judicial interpretations of the Internal Revenue Code and treasury regulations, all of which are subject to change, which could be retroactive. This discussion is also based on the information included in this proxy statement/prospectus/disclosure statement and the related documents, and on certain representations from us as to factual matters. This discussion does not cover all aspects of federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, particular U.S. debentureholders and does not address state, local and foreign tax consequences.

   The tax consequences to a U.S. debentureholder may vary depending on the U.S. debentureholder's particular situation or status. Those U.S. debentureholders subject to special rules under the Internal Revenue Code (including corporations, insurance companies, tax-exempt organizations, mutual funds, retirement plans, financial institutions, dealers in securities or foreign currency, persons that hold common stock and warrants as part of a "straddle" or as a "hedge" against currency risk or in connection with a conversion transaction, persons that have a functional currency other than the U.S. dollar, investors in pass-through entities and foreign entities and individuals) may be subject to special rules not discussed below.

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   As used in this discussion, the term "U.S. debentureholder" means a holder that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state, (iii) an estate the income of which is subject to U.S. federal income tax, regardless of its source or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust.

   We have not sought and will not seek any rulings from the Internal Revenue Service with respect to the tax consequences of the exchange and the ownership or disposition of common stock or warrants. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange, ownership or disposition of the common stock and warrants or that the IRS's position would not be sustained by a court.

   THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY. EACH U.S. DEBENTUREHOLDER IS EXPECTED AND URGED TO CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH U.S. DEBENTUREHOLDER OF EXCHANGING, HOLDING AND DISPOSING OF COMMON STOCK AND WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF ALL STATE, LOCAL OR FOREIGN TAX LAWS, AND POSSIBLE CHANGES IN FEDERAL INCOME TAX LAW SUBSEQUENT TO THE DATE OF THIS PROXY STATEMENT/PROSPECTUS/DISCLOSURE STATEMENT.

Consequences to Southern Mineral

   The federal income tax consequences to us will vary depending upon whether the exchange offer or the prepackaged plan is put into effect. According to our attorneys, Akin, Gump, Strauss, Hauer & Feld, L.L.P., there are three tax issues: first, whether we will be required to recognize taxable income by reason of the discharge of indebtedness; second, whether our net operating loss carryovers or other tax attributes will be reduced by our not recognizing debt discharge income; and third, whether the restructuring is a "change of ownership" that will limit the use of our net operating loss carryovers.

   As of December 31, 1998, we had a consolidated net operating loss carryforward of approximately $7.7 million. In addition, Amerac Energy Corporation, our wholly-owned subsidiary, had net operating loss carryforwards of approximately $140.7 million. Amerac's net operating loss carryforwards are subject to limitations on their future use under Section 382 of Internal Revenue Code. As a result of certain asset sales during 1999, including the Brushy Creek Field and Texan Gardens Field interest sale to ANR, our consolidated net operating loss carryforward is expected to be fully utilized in 1999 and up to $9.1 million of Amerac's net operating loss carryforward may also be utilized in 1999.

   If the exchange offer is completed, we will realize income from the cancellation of indebtedness to the extent the amount of the debentures (including any accrued interest) cancelled is more than the sum of (i) the amount of cash and (ii) the fair market value of the common stock and warrants issued in exchange for the debentures. However, our debt discharge income will not be taxable to the extent that we are insolvent immediately before the discharge, that is, to the extent our liabilities exceed the fair market value of our assets immediately before the discharge. That excess will not be subject to current federal income tax. But, if the debt discharge income is more than the excess liabilities, this excess amount will be taxable income.

   The untaxed debt discharge income will be charged against our other tax attributes in the following priority:

      (1) net operating losses and net operating loss carryovers;

     (2) general business credits (one-third reduction);

     (3) minimum tax credits;

     (4) net capital loss and any net capital loss carryovers;

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     (5) the basis of property;

     (6) passive activity loss or credit carryovers; and

     (7) foreign tax credit carryovers (one-third reduction).

   Instead of following this order of priority to reduce tax attributes, we may elect to instead first reduce the basis of our depreciable property. We can reduce our depreciable asset basis down to zero and then charge the unrecognized income against our other tax attributes. In either case, any basis reductions are treated as accelerated depreciation and subject to recapture as ordinary income upon disposition of the assets. This recapture effect lessens over time.

   In addition, our ability to use net operating loss carryforwards after the exchange offer will be limited. If a corporation with net operating loss carryforwards experiences a "change of ownership," the use of the net operating loss carryforwards is subject to an annual limitation. A change of ownership occurs if there is a more than one-half change in the stock ownership. The exchange offer will result in a change of ownership of Southern Mineral.

   If the prepackaged plan occurs, we will realize debt discharge income as in the exchange offer. This debt discharge income will not be taxable since it will arise as part of a Chapter 11 bankruptcy case. Unlike the exclusion described with respect to the exchange offer, the exclusion from tax of debt discharge income arising in bankruptcy is not limited by the amount of the insolvency of the debtor. Accordingly, we would not be taxed on any of the debt discharge income arising in the prepackaged plan. Our tax attributes, however, would be reduced by the excluded debt discharge income, in the same manner as in the exchange offer.

   The limits on the use of net operating loss carryforwards after an ownership change do not apply if the change occurs in a bankruptcy case and the shareholders and certain creditors of the corporation immediately before the ownership change own at least one-half of the stock after the ownership change (the "Bankruptcy Exception"). For purposes of this test, only "qualified creditors" that become shareholders are counted. A qualified creditor is a creditor that has been owed the same money for at least 18 months before the bankruptcy filing who receives stock in full or partial satisfaction of that indebtedness pursuant to a plan approved by the bankruptcy court. To our knowledge, if the prepackaged plan takes effect, the debentures will constitute qualified indebtedness and the debentureholders will constitute qualified creditors for this purpose.

   One other condition to this special rule provides that if another ownership change occurs during the two years immediately following the prepackaged plan, we will not be allowed to use any net operating loss carryforwards arising before the second ownership change.

   It is anticipated that the contemplated sale of equity securities to EnCap would result in such an ownership change. Consequently, notwithstanding our belief that if we meet the requirements to have the Bankruptcy Exception apply, we currently contemplate electing not to have the bankruptcy section apply and, instead, to apply a different special rule available to companies in Title 11 or similar cases. This rule (the "Special Valuation Rule") provides that our equity value for purposes of computing our annual limitation on the use of our net operating loss carryforwards will reflect the increase in value, if any, resulting from any debt reduction recurring in the prepackaged bankruptcy. The election to have the Special Valuation Rule apply instead of the Bankruptcy Exception will not only increase the annual limitation on our ability to use net operating loss carryforward, but will also avoid the reduction of any remaining net operating loss carried forward as required by the Bankruptcy Exception and any possible elimination of our ability to use these net operating loss carryforwards resulting from a subsequent ownership change within two years of the consummation of the prepackaged bankruptcy plan.

   The application to our subsidiaries, including Neutrino of the special rule pertaining to bankruptcies is not clear. This rule applies only to corporations in bankruptcy. Since our subsidiaries will not be in bankruptcy, the general limitation on the use of losses after an ownership change may limit the use of net operating loss carryovers attributable to our subsidiaries.

Consequences to U.S. Debentureholders

   We believe that the exchange offer will be treated as a reorganization within the meaning of Section 368(A)(1)(E) of the Internal Revenue Code. As a consequence, (1) U.S. debentureholders generally should not recognize gain or loss on the exchange of the debentures for common stock or warrants, except to the extent that common stock or warrants are issued for accrued but unpaid interest or market discount not yet recognized by the U.S. debentureholder; (2) U.S. debentureholders will recognize the realized capital gain to the extent of the cash received in the transaction. We believe that the U.S. debentureholders will recognize capital gain with respect to the cash received which will be treated as long term capital gain to the extent such U.S. debentureholder held its debenture for more than 12 months; (3) to the extent a U.S. debentureholder receives any stock or warrants for accrued but not yet recognized interest such U.S. debentureholder will have ordinary income equal to the amount of accrued but unrecognized interest; (4) a U.S. debentureholder's aggregate tax basis will be such U.S. debentureholder's tax basis in its debentures plus any gain recognized from the exchange (including receipt of accrued but previously unrecognized interest) less the amount of cash received in the exchange, which aggregate basis will be allocated pro rata between the stock and warrants based on relative fair market value of each. We believe that as a percentage, the fair market value of the stock received will be 42% of the total consideration, and that the fair market value of the warrants will be 1% of the total consideration; (5) an exchanging U.S. debentureholder will have a holding period in his common stock and warrants that includes the holding period during which the U.S. debentureholder held the debentures.

   U.S. debentureholders who receive taxable income from the exchange may be subject to backup withholding by us (see "Backup Withholding" below).

 Consequences to U.S. Debentureholder of Sale, Retirement or other Disposition of Common Stock or Warrants

   In general, a U.S. debentureholder will recognize capital gain or loss upon the sale, retirement or other taxable disposition of the common stock or warrants measured by the difference between the amount of cash and/or the fair market value of the property received in exchange therefor and the U.S. debentureholder's adjusted tax basis for such common stock and warrants. Such capital gain should be long term if the U.S. debentureholder's holding period exceeds 12 months. Please consult your tax advisor regarding the applicability of such modifications.

 Conversion of Warrants; Adjustment of Exercise Price

   A U.S. debentureholder will not recognize gain or loss when the warrants are exercised for common stock. The U.S. debentureholder's tax basis in the common stock received upon exercise will be equal to the U.S. debentureholder's basis in the warrants. In addition, the U.S. debentureholder's holding period in the common stock received upon exercise begins on the day after such conversion. Certain adjustments to the exercise price of the warrants, such as the adjustments that reflect taxable distribution of cash or property on common stock, will be treated as a constructive distribution of stock and will be treated as a dividend to the holders of warrants to the extent of our current or cumulated earnings and profits. Adjustments to reflect non-taxable stock splits or distributions to the holders of common stock of stock, stock warrants, or stock rights will, however, generally not be treated as a taxable distribution to the holder of a warrant. The failure to adjust fully the exercise price of the warrants to reflect the distributions of stock, stock warrants or stock rights with respect to the common stock may result in a taxable dividend of the holders of common stock.

 Market Discount

   U.S. debentureholders who purchased the debentures at a "market discount" (i.e., at a price below the adjusted issue price), must generally treat gain recognized on the disposition of such debentures as ordinary income to the extent market discount accrued while the debenture was held by the U.S. debentureholder, unless the U.S. debentureholder made an election to include such market discount in income as it accrued. The

Internal Revenue Code provides that under regulations, which regulations have not yet been issued, accrued market discount on a market discount debenture is not recognized as ordinary income at the time of the debenture's disposition if the disposition occurs in a "nonrecognition transaction," including a recapitalization. Instead, accrued market discount on a market discount bond disposed of in a nonrecognition transaction is converted into accrued market discount on property received in the transaction if that property is a market discount bond. If the property received is not a market discount bond, accrued market discount on the old market discount bond is treated as ordinary income on the disposition of the property received in exchange therefor, limited to the extent of the gain thereon.

   The U.S. debentureholders that have accrued market discount should not be required to recognize that accrued market discount as ordinary income when the U.S. debentureholder exchanges those instruments for the common stock and warrants; rather, the accrued market discount should be allocated to the common stock and warrants received in the exchange. Although no regulations or rules have been provided to determine how such accrued market discount should be allocated, the accrued market discount should be allocated in the same manner as tax basis is allocated. The portion of the accrued market discount allocated to the common stock and warrants will be treated as ordinary income at the disposition of such common stock and warrants, but not in excess of the total gain recognized.

   Under the market discount rules, U.S. debentureholders with accrued market discount may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the debentures. Any interest expense which has been deferred by U.S. debentureholders who participate in the exchange will continue to be deferred and will be deductible only on disposition of the common stock and warrants received in the exchange.

   U.S. debentureholders should consult their own tax advisors regarding the amount of any market discount, if any, accrued with respect to their common stock and warrants that may be treated as carried over from their debentures and the limitation on interest deductions attributable to the common stock and warrants.

 Dividends

   Dividends paid on the common stock will be taxable to the U.S.
debentureholder as ordinary income to the extent of our current or accumulated earnings and profits. To the extent any dividends exceed our current or accumulated earnings and profits, the U.S. debentureholder's basis in the common stock will be reduced by such amount and such amount will be treated as capital gain for federal income tax purposes.

 Backup Withholding

   The backup withholding rules require a payor to deduct and withhold a tax amount if (1) the payee fails to furnish a taxpayer identification number ("TIN") to the payor, (2) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (3) the payee has failed to report properly the receipt of a "reportable payment," and the IRS has notified the payor that withholding is required, or (4) there has been a failure of the payee to certify under the penalty of perjury that a payee is not subject to withholding under Section 3406 of the Internal Revenue Code. If any one of the events discussed above occurs, we or our withholding agent will be required to withhold a tax equal to 31% of any "reportable payment," which includes any common stock or warrants issued to U.S. debentureholders in payment of interests, dividends or gross proceeds from the sale of the common stock or warrants. Any amount withheld from a payment to a U.S. debentureholder under the backup withholding rules will be allowed as a refund or credit against such U.S. debentureholder's U.S. federal income tax, provided that the required information is furnished to the IRS. Certain U.S. debentureholders (including, among others, corporations and certain tax-exempt organizations) are not subject to the backup withholding information reporting requirements.

                        SPECIAL MEETING OF STOCKHOLDERS

Date, Time and Place of Special Meeting

   A special meeting of our stockholders will be held at the Doubletree Hotel at Allen Center, 400 Dallas Street, Houston, Texas at 10:00 a.m., Houston time,
on         ,       , 1999.

Solicitation of Proxies

   We are providing this proxy statement /prospectus/disclosure statement to solicit proxies from our stockholders. The proxies will be voted at the meeting.

   WHETHER OR NOT YOU ARE ABLE TO ATTEND THE MEETING, YOUR VOTE BY PROXY IS VERY IMPORTANT. PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY FORM AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE.

   We are paying the costs of this proxy solicitation. The solicitation will generally be by mail. Also, our directors, officers and employees may solicit proxies. They may solicit in person or by telephone, telegram, cablegram or other form of electronic transmission. They will not receive any additional
compensation for such solicitation. In addition, we have hired              ,
the information agent, to assist in the proxy solicitation for a fee estimated
at $       .

   Arrangements have been made with brokers and other custodians, nominees and fiduciaries to send copies of this proxy statement, proxy card and other proxy solicitation materials to their principals, and we will reimburse them for their reasonable out-of-pocket and clerical expenses for doing this.

   This proxy statement/prospectus/disclosure statement is first being mailed
to stockholders on or about        , 1999.

Stockholders Entitled to Vote

   We have fixed the close of business on , 1999 as the record date for our meeting. Only holders of record of common stock at the close of business on the record date are entitled to notice of and to vote at the meeting. For a quorum to be present, the holders of more than one-half of the shares entitled to vote at the meeting must be present in person or represented by proxy.

Purpose of Special Meeting

   We believe that the future viability of Southern Mineral depends upon a restructuring of our debt and equity. To do this, we (1) have offered each of the holders of our debentures the opportunity to exchange their debentures for common stock, a warrant to purchase common stock and cash, (2) intend to sell common stock to an investor and (3) requested certain modification to the terms of our debt. These items are referred to throughout this proxy statement and the accompanying prospectus/disclosure statement as the exchange offer restructuring.

   The purpose of the meeting is to approve (1) an amendment to our articles of incorporation to increase the number of authorized shares of common stock from 50 million to 150 million and (2) the issuance of 61,598,367 shares of common stock and warrants to purchase 7,820,460 shares of common stock in connection with the restructuring. Approval of an amendment to our articles of incorporation and the common stock and warrant issuances are conditions to the exchange offer restructuring.

   The amendment to our restated articles of incorporation will be effective upon the filing of an amendment to our restated articles of incorporation with the Secretary of State of Nevada successfully completing the exchange offer restructuring.

   If sufficient votes in favor of any of the proposals are not received by the time scheduled for the meeting, persons entitled to vote at the meeting may adjourn the meeting to permit further solicitation of proxies for any one or all of the proposals. Any adjournment will require the affirmative vote of a majority of the votes present or represented at the meeting. If an adjournment is proposed, the persons named as proxies will vote for adjournment those proxies which they are entitled to vote in favor of the proposals and against adjournment those proxies required to be voted against the proposals.

Voting

   In voting on the proposals that may be properly brought before the meeting, you have one vote for each share of common stock that you own. Votes that are withheld will be excluded entirely from the vote and will have no effect, except for quorum purposes. Abstentions may be specified on the other proposals and will be counted as present for purposes of determining the existence of a quorum regarding the proposal on which the abstention is noted. An abstention on any proposal will have the same effect as a no vote.

   An amendment to our articles of incorporation and the stock and warrant issuances need to be approved by an absolute majority of all of the shares issued and outstanding before they can go into effect. Stockholders have no appraisal or dissenter's rights with respect to the proposals.

   Brokers who hold shares in street name may have the authority to vote on certain items when they have not received instructions from beneficial owners. If a broker indicates on the proxy card that it does not have discretionary authority as to certain shares to vote on a particular proposal, the shares will be counted for purposes of determining a quorum, but those shares will not be considered as present or entitled to vote with respect to that proposal.

   Your signed and dated proxy will be voted as marked by you. If you do not mark an item to be voted on, the proxy holder will vote your proxy for that proposal. You may revoke your proxy by written notice delivered to our Secretary, Steven H. Mikel, at any time before your proxy is voted.

   We will have a list of our stockholders at our office for 10 days before the meeting. You can examine the stockholders list for any purpose related to the meeting.

   Because of the conditions that must be met to complete the exchange offer, including, among other things, the exchange of at least 98% of the debentures, it is very possible that the exchange offer will not be effected as proposed. As an alternative plan, we are also soliciting Ballots from stockholders and debentureholders to approve a prepackaged bankruptcy plan.

   The prepackaged plan is described in this proxy statement/prospectus/disclosure statement. This proxy statement/prospectus/disclosure statement also compares the exchange offer to the prepackaged plan. An even more detailed description of the prepackaged plan and the plan that would be filed with the bankruptcy court are also being given to you.

   You may vote on either or both of the meeting proposals whether or not you vote on the prepackaged plan restructuring. Likewise, you may vote on the prepackaged plan whether or not you vote on any of the meeting proposals. In other words, you are being asked to vote separately on two different but related matters. Step by step voting instructions are presented in this proxy statement/ prospectus/disclosure statement. We urge you to vote for both of the proposals and for the prepackaged plan.

Item 1 on Proxy Card--Amendment to Articles of Incorporation

   Our board has approved an amendment to our restated articles of incorporation to increase the number of authorized shares of 50 million to 150 million. The market value of our common stock is so low that payment on fractional shares would be meaningless. Thus, fractional shares will be rounded up to the next whole number of shares. The exchange offer restructuring will not occur unless the amendment to our articles of incorporation is adopted and has become effective. An amendment to the articles of incorporation will not be filed with the Secretary of State of Nevada until the exchange offer restructuring closing. The amendment to our restated articles of incorporation will become effective upon such filing. Adoption of the amendment to our articles of incorporation requires the affirmative vote of the holders of a majority of the issued and outstanding shares of our common stock.

   The full text of an amendment to our restated articles of incorporation is substantially as follows:

                           CERTIFICATE OF AMENDMENT
                                      OF
                      RESTATED ARTICLES OF INCORPORATION
                                      OF
                         SOUTHERN MINERAL CORPORATION

   The undersigned, being the Vice President--Finance and Secretary, respectively, of Southern Mineral Corporation, a Nevada corporation (the "Corporation"), do hereby certify as follows:

   1. That on            , 1999, the Corporation's Board Of Directors (the
"Directors"), acting by unanimous written consent, adopted and consented to the adoption of and recommended adoption to the Corporation's stockholders of an amendment to the Corporation's restated articles of incorporation. The amendment recommended by the Directors was to Article V, after which such Article would read in its entirety as follows:

  The total number of shares of all classes of stock that the Corporation shall have authority to issue is 155,000,000 shares, consisting of 150,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), and 5,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock").

   2. That at a special meeting of the Corporation's stockholders held on
           , 1999, stockholders holding            shares of the Corporation's
voting stock entitled to vote on an amendment to the Corporation's articles of incorporation, adopted and consented to the adoption of the foregoing amendment ("Approving Shares").

   3. That the number of shares of the Corporation's outstanding voting stock entitled to vote on an amendment to the Corporation's restated articles of incorporation, present in person or by proxy at such meeting, was ("Quorum Shares"), which number constituted a majority of the total number of outstanding shares of the Corporation's voting stock entitled to vote on an amendment to the Corporation's restated articles of incorporation.

   4. That the number of Approving Shares constituted a majority of the Quorum Shares.

   In witness whereof, the undersigned have executed this Certificate of Amendment of Restated Articles of Incorporation of Southern Mineral
Corporation, as of this       day of          1999.

      /s/ Michael E. Luttrell                   /s/ Steven H. Mikel
------------------------------------    ------------------------------------
        Michael E. Luttrell                       Steven H. Mikel,
      Vice President--Finance                        Secretary

   WE RECOMMEND A VOTE FOR THE AMENDMENT TO OUR ARTICLES OF INCORPORATION.

Item 2 On Proxy Card--Common Stock and Warrant Issuances

   We have unanimously adopted a resolution to issue 61,598,367 shares of common stock and warrants to purchase 7,820,460 shares of common stock as part of the restructuring. The common stock is to be issued as follows:

  . 15,640,920 shares to the debentureholders;

  . 45,957,447 shares to EnCap and its affiliates

   The warrants to purchase 7,820,460 shares of common stock are to be issued to the debentureholders.

   The common stock and warrant issuances will occur only if approved, the amendment to our restated articles of incorporation has been filed with the Secretary of State of Nevada and the exchange offer is completed.

   The approval of the common stock and warrant issuances requires the affirmative vote of a majority of the votes cast, in person or by proxy, at the Special Meeting.

   WE RECOMMEND A VOTE FOR THE COMMON STOCK AND THE WARRANT ISSUANCES.

                          SOUTHERN MINERAL CORPORATION
                       1201 Louisiana Street, Suite 3350
                           Houston, Texas 77002-5609

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD ON       , 1999

                               ----------------

To the Stockholders of Southern Mineral Corporation:

   A special meeting of our stockholders will be held at 10:00 a.m., Houston
time, on         ,       , 1999 at the Doubletree Hotel at the Allen Center,
400 Dallas Street, Houston, Texas. At the meeting, stockholders will be asked to vote on the following proposals that relate to a restructuring of our company:

  . to approve an amendment to our restated articles of incorporation to increase the number of authorized shares of common stock from 50 million to 150 million;

  . to approve the issuance of 61,598,367 shares of common stock and warrants to purchase 7,820,460 shares of common stock; and

  . to transact such other business as may properly come before the meeting or any adjournments thereof.

   Only stockholders of record at the close of business on     , 1999, the
record date, will be entitled to notice of and to vote at the meeting or any adjournments thereof.

   You may attend the meeting in person. Even if you plan to attend the meeting, please indicate your vote on each matter to be voted upon, sign and date the enclosed proxy card, and return it promptly in the enclosed white envelope. You can revoke your proxy at any time by delivering a new proxy card or other written and signed revocation to our secretary, Steven H. Mikel, at or before the meeting. If you attend the meeting, you may, if you wish, revoke your proxy by voting in person.

   We recommend that you vote in favor of all of the proposals.

                                          By Order of the Board of Directors

                                          Steven H. Mikel
                                          President and Chief Executive
                                           Officer

                              DISCLOSURE STATEMENT

Introduction

   We have not filed any petition under the Bankruptcy Code at this time. However, it may be necessary for us to file a case under chapter 11 of the Bankruptcy Code to restructure our financial obligations. This proxy statement/prospectus/disclosure statement solicits your advance acceptance of the attached prepackaged plan of reorganization and contains information relevant to your decision. Please read this disclosure statement and the prepackaged plan, together with the accompanying proxy/statement prospectus completely and carefully. We believe that acceptance of this prepackaged plan is in the best interests of our creditors, debentureholders and stockholders, and accordingly, we recommend that the impaired classes vote to accept the prepackaged plan.

   During the solicitation period and the bankruptcy proceedings, we intend to operate our business as usual and pay in full its trade creditors and employees. We intend that none of our subsidiaries including Neutrino will file under Chapter 11 of the Bankruptcy Code. Accordingly, our subsidiaries are not part of the prepackaged plan and their creditors are not affected by the prepackaged plan (except to the extent they may hold claims against Southern Mineral).

   The information in this proxy statement/prospectus/disclosure statement is
made as of      , 1999 and neither the delivery of this proxy
statement/prospectus/disclosure statement nor any exchange of debentures made under the prepackaged plan implies that the information is correct after the date of this proxy statement/prospectus/disclosure statement.

   Each creditor, debentureholder and stockholder should review with his, her or its legal, business, financial and tax advisors how they may be affected by the prepackaged plan.

   The proxy statement/prospectus/disclosure statement is not an offer to sell or the solicitation of an offer to buy securities. No sale of our securities will be made in any state in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the state's securities laws.

   The voting deadline to accept or reject the prepackaged plan is     , 1999,
unless extended.

   The information in this disclosure statement portion of this proxy statement/prospectus/disclosure statement is written in a style and uses defined terms preferred by bankruptcy counsel to best assure compliance with the disclosure requirements of the Bankruptcy Code. The disclosure statement portion of this proxy statement/prospectus/disclosure statement is only part of the total disclosure package of information we are providing to you. You should read the entire proxy statement/prospectus/disclosure statement.

                              DISCLOSURE STATEMENT

                               DATED      , 1999

                       Pre-Petition Solicitation of Votes
                      With Respect to Reorganization Plan

                                       of

                          SOUTHERN MINERAL CORPORATION

         from the Holders of Southern Mineral Corporation's Outstanding

              6.875% Convertible Subordinated Debentures Due 2007,

                    Common Stock, Par Value $.01 Per Share,

                                      and

                        Certain Other Impaired Creditors

   Southern Mineral Corporation has not commenced a case under Chapter 11 of the Bankruptcy Code at this time. However, pursuant to the provisions of
Section 1126 of the Bankruptcy Code, Southern Mineral Corporation is soliciting acceptances of a prepackaged plan of reorganization prior to the commencement of a Chapter 11 case. Southern Mineral is under no obligation to file a Chapter 11 case, and will do so in its sole discretion. This disclosure statement solicits acceptances of the Plan and contains information relevant to a decision to accept or reject the Plan.

   This disclosure statement has not been approved by any bankruptcy court as containing adequate information within the meaning of Section 1125(a) of the Bankruptcy Code. If Southern Mineral files a Chapter 11 case, Southern Mineral expects to seek as promptly as the circumstances permit an order of the Bankruptcy Court (i) approving (a) this disclosure statement as containing adequate information and (b) the solicitation of votes as having been in compliance with Section 1126(b) of the Bankruptcy Code and (ii) confirming the reorganization Plan described herein. This solicitation is being conducted to obtain sufficient acceptances of a reorganization plan prior to the filing of voluntary reorganization cases under Chapter 11 of the United States Bankruptcy Code.


 THE VOTING DEADLINE TO ACCEPT OR REJECT THE PREPACKAGED REORGANIZATION PLAN
 IS 5:OO P.M. (HOUSTON TIME) ON                 , 1999, UNLESS EXTENDED BY
 SOUTHERN MINERAL (THE "VOTING DEADLINE"). IN ORDER TO BE COUNTED, BALLOTS MUST BE RECEIVED BY THE VOTING AGENT BY THE VOTING DEADLINE.

   Southern Mineral Corporation is furnishing this disclosure statement (the "Disclosure Statement") and the exhibits, appendicies or schedules hereto, the accompanying Ballots and Master Ballots and the related materials delivered herewith pursuant to Section 1126(b) of the United States Bankruptcy Code, in connection with its solicitation of acceptances of the proposed prepackaged reorganization Plan described herein. Southern Mineral is soliciting such acceptances from the holders of its (i) outstanding 6.875% Convertible Subordinated Debentures Due 2007, (ii) Common Stock, Par Value $.01 Per Share, and (iii) certain impaired Creditors entitled to vote under the Plan and
Section 1126 of the Bankruptcy Code.

   The Plan is attached as Exhibit I to this Disclosure Statement. All capitalized, defined terms used in the Plan and Disclosure Statement are set forth on Appendix I-A attached to the Plan and incorporated in the Plan and in this Disclosure Statement for all purposes. For purposes of the Plan and this Disclosure Statement, except as expressly provided or unless the context otherwise requires, all capitalized terms not otherwise defined by the document shall have the meanings ascribed to them in Appendix I-A. Any term used in the Plan or the Disclosure Statement that is not defined herein, but is defined in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning ascribed to that term in the Bankruptcy Code or Bankruptcy Rules. Whenever the context requires, such terms shall include the plural as well as the singular number.

   Southern Mineral is furnishing the Disclosure Statement to certain Impaired Creditors and Interest holders entitled to vote to accept or reject the Plan. The Disclosure Statement is to be used by each such Creditor or Interest holder solely in connection with its evaluation of the Plan. Use of the Disclosure Statement for any other purpose is not authorized.

   Southern Mineral has not commenced a reorganization case under Chapter 11 of the Bankruptcy Code as of the date of the Disclosure Statement. If, however, Southern Mineral receives properly completed Ballots and Master Ballots (that are not subsequently revoked) indicating acceptance of the Plan in sufficient number and amount to meet the voting requirements prescribed by Section 1126 of the Bankruptcy Code (the "Requisite Acceptances"), it intends to file (but hereby expressly reserve the right not to file) with a United States Bankruptcy Court a voluntary petition for relief under Chapter 11 of the Bankruptcy Code, and to seek, as promptly thereafter as practicable, confirmation of the Plan. The date on which the Plan is consummated (the "Consummation Date") is expected to occur shortly following the Bankruptcy Court's entry of an order confirming the Plan (the "Confirmation Order").

   In the event that the Requisite Acceptances are not received, or, if received, are subsequently revoked, in either case, prior to the termination of the Solicitation, Southern Mineral hereby reserves the absolute right to use any and all Ballots and Master Ballots accepting the Plan that were received pursuant to the Solicitation, and not subsequently revoked, to seek confirmation of the Plan (or of any modification thereof that does not materially and adversely affect the treatment of the class(es) of Claims and Interests with respect to which such Ballots or Master Ballots were cast) pursuant to Section 1129(b) of the Bankruptcy Code. See Section VIII.E.3-- "Summary of the Plan--Confirmation of the Plan--Confirmation Without Acceptance of All Impaired Classes" below.

   The Plan provides for, among other things, (i) certain distributions of Cash, and (ii) the issuance by Reorganized Southern Mineral of (a) the New Securities for distribution to certain holders of Claims against Southern Mineral, and (b) Warrants to purchase Common Stock for distribution to certain holders of Claims against Southern Mineral. Because acceptance of the Plan will constitute acceptance of all the provisions thereof, Creditors and Interest holders are urged to consider carefully the information regarding treatment of their Claims and Interests contained in this Disclosure Statement.

   Southern Mineral intends to continue operating its business in Chapter 11 in the ordinary course and to seek to obtain the necessary relief from the Bankruptcy Court to pay its employees, trade, and certain other Creditors in full and on time. The claims of employees and trade Creditors are not impaired under the Plan.

   The confirmation and effectiveness of the Plan are subject to material conditions precedent. See Section VIII.E.4 -- "Summary of the Plan-- Confirmation of the Plan--Conditions to Confirmation and Consummation." There can be no assurance that those conditions will be satisfied.

   Southern Mineral presently intends to consummate the Plan and to cause the Consummation Date to occur promptly after entry of the Confirmation Order. There can be no assurance, however, as to when and whether confirmation of the Plan and the Consummation Date actually will occur. Procedures for distributions under the Plan, including matters that are expected to affect the timing of the receipt of distributions by holders of Allowed Claims in certain classes and that could affect the amount of distributions ultimately received by such holders, are described in Section VIII.D.5 -- "Summary of the Plan-- Summary of Other Provisions of the Plan--Distributions under the Plan."

   The board of directors of Southern Mineral has approved the Plan and recommends that the holders of Claims and Interests entitled to vote on the Plan vote to accept the Plan.

   If the Plan is not confirmed and consummated, Southern Mineral believes that there is substantial doubt about its ability to continue as a going concern. Southern Mineral intends to arrange for financing under a DIP facility (as defined herein) in connection with the Plan and believes that such financing is necessary to consummate the Plan. While a DIP Facility is primarily intended as a safeguard against possible liquidity problems during the time a case is pending, without the additional financing, there can be no assurance that Southern Mineral will be able to emerge from a case under Chapter 11 of the Bankruptcy Code, and therefore may be forced into a liquidation under Chapter 7 of the Bankruptcy Code. Southern Mineral believes that if it is liquidated under Chapter 7, the value of the assets available for payment of Creditors would be significantly lower than the value of the distributions contemplated by and under the Plan. See Section XIV.c -- "Feasibility of the Plan and the Best Interests of Creditors Test-- Liquidation Analysis" below.

   Southern Mineral believes that the Plan is in the best interests of its Creditors and Interest holders. Accordingly, Creditors and Interest holders entitled to vote on the Plan are urged to vote in favor of the Plan. (voting instructions are set forth in Section I, paragraph I of this Disclosure Statement.) To be counted, your Ballot must be duly completed, executed, and
actually received no later than 5:00 p.m., Houston Time, on [             ],
1999. Creditors and Interest holders are encouraged to read and consider carefully this entire Disclosure Statement, including the Plan annexed hereto as Exhibit I and the matters described in this Disclosure Statement under "Risk Factors Related to Southern Mineral's Business Plan," prior to voting.

   In making an investment decision, Creditors and Interest holders must rely on their own examination of Southern Mineral and the terms of the Plan, including the merits and risks involved. Creditors and Interest holders should not construe the contents of this Disclosure Statement as providing any legal, business, financial or tax advice. Each Creditor and Interest holder should consult with its own legal, business, financial and tax advisors with respect to any such matters contemplated thereby. See Section XI -- "Risk Factors to be Considered" for a discussion of various factors that should be considered in connection with an investment decision.

   The Disclosure Statement has not been filed with or reviewed by, and the New Securities and Warrants to be issued on the Consummation Date will not have been the subject of a registration statement filed with any securities regulatory authority of any state under any state securities or "blue sky" laws. The Plan has not been approved or disapproved by the SEC or any state securities commission, and neither the SEC nor any state securities commission has passed upon the accuracy or adequacy of the information contained herein. Any representation to the contrary is a criminal offense. The disclosure statement does not constitute an offer or solicitation in any state or other jurisdiction in which such offer or solicitation is not authorized.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:

   Certain statements in the Disclosure Statement including, but not limited to, statements contained under the caption entitled "Risk Factors to Southern Mineral's Business Plan" and "Certain Factors to be Considered" (and including documents incorporated herein by reference), constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of Southern Mineral, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. KPMG LLP ("KPMG"), Southern Mineral's independent public accountants, in connection with its report on Southern Mineral's 1998 financial statements, included a qualification which states there exists substantial doubt about Southern Mineral's ability to continue as a going concern. Such factors include, among others, the following: high financial leverage and illiquidity, volatility of prices and availability of markets, uncertainty in reserve estimation, production success and reserve replacement, other business risks and other factors referenced in the disclosure statement and in Southern Mineral's filings with the SEC. The cautionary statements made pursuant to the reform act herein and elsewhere by Southern Mineral should not be construed as exhaustive or as an admission regarding the adequacy of disclosures made by Southern Mineral prior to the effective date of the reform act. Southern Mineral cannot always predict or determine after the fact what factors would cause actual results to differ materially from those indicated by the forward-looking statements or other statements. In addition, readers are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "objectives," "anticipates," "intends," or the like to be uncertain and forward-looking. All cautionary statements made herein should be read as being applicable to all forward-looking statements wherever they appear.

   All statements made concerning expected financial performance (including future revenue and earnings growth), ongoing business strategies and plans and possible future actions which Southern Mineral intends to pursue constitute forward-looking statements. The implementation of these strategies and of such future actions and the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors. Accordingly, no assurance can be given that Southern Mineral will be able to successfully accomplish its strategic objectives or achieve such financial performance.

   Except as set forth below, no person has been authorized by Southern Mineral in connection with the Plan or the Solicitation to give any information or to make any representation other than as contained in the Disclosure Statement and the Exhibits, appendices or schedules annexed hereto or incorporated by reference or referred to herein, and, if given or made, such information or representation may not be relied upon as having been authorized by Southern Mineral. The Disclosure Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities other than those to which it relates, or an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation.

   The statements contained in the Disclosure Statement are made as of the date hereof, and neither the delivery of the Disclosure Statement nor any exchange of Debentures made pursuant to the Plan will, under any circumstance, create any implication that the information contained herein is correct at any time subsequent to the date hereof. Any estimates of Claims and Interests set forth in the Disclosure Statement may vary from the amounts of Claims or Interests ultimately allowed by the Bankruptcy Court.

   The summaries of the Plan and other documents contained in the Disclosure Statement are qualified in their entirety by reference to the Plan itself, the exhibits, appendices or schedules thereto and all documents described therein. The information contained in the Disclosure Statement, including, but not limited to, the information regarding the history, business, and operations of Southern Mineral, the historical and projected

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

financial information of Southern Mineral (including the projected results of operations of Reorganized Southern Mineral) and the liquidation analysis relating to Southern Mineral is included herein for purposes of soliciting acceptances of the Plan. As to contested matters, however, such information is not to be construed as admissions or stipulations but rather as statements made in settlement negotiations.

                                       I.

                                    SUMMARY

   Southern Mineral hereby transmits this Disclosure Statement pursuant to
Section 1126(b) of Bankruptcy Code for use in the solicitation of votes (the
"Solicitation") to accept its prepackaged reorganization Plan dated        ,
1999, (a copy of which is attached as Exhibit I). The Solicitation is being conducted at this time in order to obtain, prior to the commencement of a Chapter 11 case, sufficient acceptances to enable the Plan to be confirmed by the Bankruptcy Court pursuant to the provisions of the Bankruptcy Code. Southern Mineral believes that this pre-petition Solicitation will significantly simplify, shorten, and reduce the cost of the administration of, and minimize disputes during, its Chapter 11 case. Southern Mineral does not intend to commence Chapter 11 cases for any of its affiliates. Southern Mineral believes that this will minimize the disruption of the its business that could result from a traditional bankruptcy case, which would likely be contested and protracted. Further, in a lengthy bankruptcy case, Southern Mineral believes that there is a substantial risk that recoveries by Southern Mineral's Creditors would be significantly less than the proposed recoveries under the Plan.

A. Background

   Southern Mineral is an independent oil and gas company engaged in the acquisition, exploitation, exploration and operation of oil and gas properties, primarily along the Gulf Coast of the United States, in Canada and in Ecuador.

   In late 1998 and during the first half of 1999 Southern Mineral experienced reduced cash flow from operations primarily due to low commodity pricing for crude oil and natural gas. This financial condition prohibited the company from pursuing acquisitions and exploiting and exploring its oil and gas properties. Unless Southern Mineral is able to conduct successful exploration or development activities or acquire additional properties containing reserves, reserves will decline as they are produced.

   In addition to the reduced cash flow, low commodity prices significantly and negatively impacted the borrowing base calculations associated with Southern Mineral's secured debt obligation to Compass Bank-Houston and First Union National Bank. Consequently, during the month of March 1999, certain mineral interests were sold, the proceeds were used to reduce the secured bank debt, and the terms and conditions of the credit agreement with the banks were modified.

   Further, in February 1999, the Board of Directors of Southern Mineral retained CIBC WM as its independent advisors to assist in studying strategic alternatives. Southern Mineral and CIBC WM evaluated a number of alternatives including, but not limited to, asset divestiture, joint ventures or alliances, a sale or merger of Southern Mineral, and other restructuring and recapitalization opportunities. Following these efforts, the Board of Directors of Southern Mineral decided to accept the terms of the EnCap Transaction as the most favorable long-term solution to existing financial problems.

   Finally, in order to address the liquidity crisis attributable to required secured debt payments occurring September 1, 1999, Southern Mineral has agreed to sell its Brushy Creek Field and Texan Gardens Field interests to ANR Production Company for approximately $16.3 million. The completion of the sale of our Brushy Creek Field and Texan Gardens Field interests is subject to a number of conditions, including the absence of litigation that would prevent the sale and obtaining necessary consents and approvals of federal authorities. The sale of the Brushy Creek Field and Texan Gardens Field interests is only a temporary solution to the existing financial problems and does not alleviate the need for a comprehensive restructuring. Proceeds from the sale of the Brushy Creek Field and Texan Gardens Field interests should be sufficient to satisfy debt payment obligation in the near-term. Southern Mineral does not believe, however, that it will be able to generate sufficient cash flow to fund operations, pursue its business strategy and service its debt over the long-term, unless a long-term financial restructuring is successfully implemented.

B. Restructuring of Debt as Contemplated by the Plan

   Southern Mineral believes that the restructuring of the debt as proposed by the Plan is essential to Southern Mineral's viability. If the Plan is consummated, Southern Mineral believes that:

     (i) Southern Mineral's debt service will be reduced to levels which Southern Mineral believes can be supported by its projected cash flow;

     (ii) Southern Mineral's aggregate amount of indebtedness will be reduced by approximately $49 million, and it will have a new credit facility to fund its working capital needs;

     (iii) Southern Mineral's improved financial condition will provide additional assurances to its suppliers, customers and employees of its long-term viability; and

     (iv) Southern Mineral will avoid the negative publicity, the additional cost and other adverse effects associated with a contentious bankruptcy proceeding which could otherwise potentially impair the value of the enterprise.

   If the Plan is consummated, holders of Debentures will become holders of 21.0% of the all of the issued Common Stock of Reorganized Southern Mineral and EnCap will acquire New Securities and will become a holder of 61.7% of all of the issued Common Stock of Reorganized Southern Mineral representing substantial value on a reorganized basis. Southern Mineral believes that the Common Stock provides a realistic potential for significant appreciation and will provide holders of Debentures with a liquid and tradable security. Southern Mineral intends to maintain quotation of its Common Stock listed on the Nasdaq National Market.

   If Southern Mineral is unable to consummate the Plan, Southern Mineral will consider all financial alternatives available to it at such time, which may include the sale of all or part of Southern Mineral's business, the implementation of an alternative restructuring arrangement outside of bankruptcy, or the commencement of a Chapter 11 case with or without a pre-approved plan of reorganization. There can be no assurance, however, that any alternative would result in a reorganization of Southern Mineral rather than a liquidation, or that any such reorganization would be on terms as favorable to holders of Debentures and others as the terms of the Plan. See Section XV -- "Alternatives to Confirmation and Consummation of the Plan."

C. Disclosure Statement, Generally

   This Disclosure Statement sets forth certain detailed information regarding Southern Mineral's history, projections for the future, and significant events expected to occur during the Chapter 11 Case. This Disclosure Statement also describes the Plan, alternatives to the Plan, effects of confirmation of the Plan, and the manner in which distributions will be made under the Plan. In addition, this Disclosure Statement discusses the confirmation process and the voting procedures that holders of Claims and Interests in impaired Classes must follow for their votes to be counted.

   FOR A DESCRIPTION OF THE PLAN AS IT RELATES TO HOLDERS OF CLAIMS AGAINST AND INTERESTS IN SOUTHERN MINERAL, PLEASE SEE SECTION VIII -- "SUMMARY OF THE PLAN."

   THIS DISCLOSURE STATEMENT CONTAINS SUMMARIES OF CERTAIN PROVISIONS OF THE PLAN, STATUTORY PROVISIONS, DOCUMENTS RELATED TO THE PLAN, ANTICIPATED EVENTS IN SOUTHERN MINERAL'S CHAPTER 11 CASE, AND FINANCIAL INFORMATION. ALTHOUGH SOUTHERN MINERAL BELIEVES THAT THE PLAN AND RELATED DOCUMENT SUMMARIES ARE FAIR AND ACCURATE, SUCH SUMMARIES ARE QUALIFIED TO THE EXTENT THAT THEY DO NOT SET FORTH THE ENTIRE TEXT OF SUCH DOCUMENTS OR STATUTORY PROVISIONS. FACTUAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT HAS BEEN PROVIDED BY MANAGEMENT, EXCEPT WHERE OTHERWISE SPECIFICALLY NOTED, SOUTHERN MINERAL IS UNABLE TO WARRANT OR REPRESENT THAT THE INFORMATION CONTAINED HEREIN, INCLUDING THE FINANCIAL INFORMATION, IS WITHOUT ANY INACCURACY OR OMISSION.

   NOTHING CONTAINED HEREIN SHALL CONSTITUTE AN ADMISSION OF ANY FACT OR LIABILITY BY ANY PARTY, BE ADMISSIBLE IN ANY NONBANKRUPTCY PROCEEDING INVOLVING SOUTHERN MINERAL, OR BE DEEMED CONCLUSIVE ADVICE ON THE TAX OR OTHER LEGAL EFFECTS OF THE PLAN AS TO HOLDERS OF CLAIMS OR INTERESTS. YOU SHOULD CONSULT YOUR PERSONAL COUNSEL OR TAX ADVISOR ON ANY QUESTIONS OR CONCERNS REGARDING TAX OR OTHER LEGAL CONSEQUENCES OF THE PLAN.

   SOUTHERN MINERAL INTENDS TO CONTINUE OPERATING ITS BUSINESS IN CHAPTER 11 IN THE ORDINARY COURSE AND TO SEEK TO OBTAIN THE NECESSARY RELIEF FROM THE BANKRUPTCY COURT TO PAY ITS EMPLOYEES, TRADE, AND CERTAIN OTHER CREDITORS IN FULL AND ON TIME. THE CLAIMS OF SOUTHERN MINERAL'S EMPLOYEES AND TRADE CREDITORS ARE NOT IMPAIRED UNDER THE PLAN.

D. Definitions

   All definitions used in the Plan and Disclosure Statement are set forth on Appendix I-A attached to the Plan and incorporated in the Plan and Disclosure Statement for all purposes. For purposes of the Plan and this Disclosure Statment, except as expressly provided or unless the context otherwise requires, all capitalized terms not otherwise defined shall have the meanings ascribed to them in Appendix I-A. Any term used in the Plan or this Disclosure Statement that is not defined herein, but is defined in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning ascribed to that term in the Bankruptcy Code or Bankruptcy Rules. Whenever the context requires, such terms shall include the plural as well as the singular number.

E. The Solicitation

   At this time, Southern Mineral has not commenced a case under Chapter 11 of the Bankruptcy Code but is soliciting acceptances of the Plan from the following holders of Impaired Claims against and Interests in Southern Mineral:
(i) holders of Claims in Southern Mineral Classes 2 and 3, and (ii) holders of Interests in Class 5. If sufficient votes for acceptance of the Plan are received, Southern Mineral expects to commence the Chapter 11 Case and to promptly seek Confirmation of the Plan. If Southern Mineral does not receive the Requisite Acceptances by the Voting Deadline, it will be forced to evaluate other available options, including filing one or more traditional, non-prepackaged Chapter 11 cases. See Section XV -- "Alternatives to Confirmation and Consummation of the Plan."

   SOUTHERN MINERAL BELIEVES THAT THE PLAN IS IN THE BEST INTERESTS OF ALL CREDITORS. ALL CREDITORS AND INTEREST HOLDERS ENTITLED TO VOTE ARE URGED TO VOTE IN FAVOR OF THE PLAN NOT LATER THAN THE VOTING DEADLINE.

F. The Plan

   If Southern Mineral receives the Requisite Acceptances and the Plan is confirmed by the Bankruptcy Court and consummated by Southern Mineral, the following, among other things, will occur: (i) Southern

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

Mineral will be authorized to issue 150 million shares of Common Stock, (ii) Southern Mineral will issue to holders of Allowed Debenture Claims 15,640,920 shares of New Securities and Warrants to purchase 7,820,460 shares of New Securities, (iii) Southern Mineral will sell 43,829,787 shares of New Securities to EnCap, (iv) Southern Mineral will pay to EnCap a fee of $600,000 and 2,127,660 shares of New Securities, (v) holders of Allowed Interests will retain their shares of Common Stock which, in the aggregate, will represent 17.3% of all of the issued Common Stock of Reorganized Southern Mineral and
(vi) Southern Mineral will emerge from Chapter 11 with a significantly improved capital structure and balance sheet and significantly reduced debt service obligations.

G. Summary of Classification and Treatment of Claims and Equity Interests

   Under the Plan, all Claims against and Interests in Southern Mineral that exist on the date Southern Mineral files its voluntary petition for reorganization relief under Chapter 11 of the Bankruptcy Code are divided into five (5) classes. These classes do not include certain Claims, including DIP Facility Claims, Administrative Claims, and Priority Tax Claims, which, pursuant to Section 1123(a)(1) of the Bankruptcy Code, are not required to be classified. Holders of Allowed Claims in Southern Mineral Classes 2 and 3 and all holders of Common Stock Interests in Southern Mineral Class 5 are Impaired. All other Claims against Southern Mineral will be Unimpaired under the Plan.

   The following table summarizes the classification and treatment under the Plan of the Impaired Claims against and Interests in Southern Mineral. The summary contained therein is qualified in its entirety by reference to the provisions of the Plan, and the balance of this Disclosure Statement. The classification and treatment for all Classes of Claims and Interests are described in more detail elsewhere in this Disclosure Statement. See Section VIII.C -- "Summary of the Plan--Certain Matters Regarding Classification and Treatment of Claims and Interests."

   The amounts listed in this summary under the heading "Estimated Allowed Amount" are based on Southern Mineral's books and records as of the date of this Disclosure Statement. There can be no assurance that these estimates are correct, and actual Allowed Amounts may be significantly different from the estimates below. The amounts listed under the heading "Estimated Recovery" are based on valuation analyses prepared by Southern Mineral. These amounts are not precise and the actual recoveries of Southern Mineral's Creditors, particularly Creditors holding Debentures and holders of Interests in Southern Mineral, may vary materially from the estimates below, depending on a variety of factors including, but not limited to the trading value of Common Stock and Warrants as well as various other factors related to the ultimate disposition of the disputed, contingent, and unliquidated claims that have been or may be asserted against Southern Mineral.

                     SUMMARY OF TREATMENT OF CLAIMS AGAINST
                     AND INTERESTS IN SOUTHERN MINERAL [AND
                         ITS AFFILIATES UNDER THE PLAN

 Description of Claims or Interests          Treatment Under the Plan
 ----------------------------------          ------------------------
 1. Classes of Claims and Interests Against Southern Mineral:
 DIP Facility Claims--Unclassified  . The holder of an Allowed DIP Facility
 Estimated Amount: $500,000 plus      Claim will receive (i) Cash equal to the
 interest and fees                    unpaid portion of such Allowed DIP
                                      Facility Claim or (ii) such other
                                      treatment as to which Southern Mineral
                                      and such holder shall have agreed upon
                                      in writing.
                                    . Estimated Recovery: 100%
 Administrative Claims--            . Subject to the requirements of Article
 Unclassified Estimated Amount:       XIV.A.2 of the Plan, the holder of an
 $50,000                              Allowed Administrative Claim will
                                      receive (i) Cash equal to the unpaid
                                      portion of such Allowed Administrative
                                      Claim or (ii) such other treatment as to
                                      which Southern Mineral and such holder
                                      will have agreed upon in writing;
                                      provided, however, that Allowed
                                      Administrative Claims with respect to
                                      liabilities incurred by Southern Mineral
                                      in the ordinary course of business
                                      during the Chapter 11 Case will be paid
                                      in the ordinary course of business in
                                      accordance with the terms and conditions
                                      of any agreements relating thereto.
                                    . Estimated Recovery: 100%
 Priority Tax Claims--Unclassified  . The holder of an Allowed Priority Tax
 Estimated Amount: $320,000           Claim will receive (i) Cash equal to the
                                      unpaid portion of such Allowed Priority
                                      Tax Claim, (i) such other treatment as
                                      to which Southern Mineral and such
                                      holder will have agreed upon in writing,
                                      or (iii) at Reorganized Southern
                                      Mineral's sole discretion, deferred Cash
                                      payments having a value, as of the
                                      Consummation Date, equal to such Allowed
                                      Priority Tax Claim, over a period not
                                      exceeding six years after the date of
                                      assessment of such Allowed Priority Tax
                                      Claim.
                                    . Estimated Recovery: 100%
 Southern Mineral Class 1--Other    . Unimpaired--The holder of an Allowed
 Priority Claims                      Other Priority Claim against Southern
 Estimated Amount: $-0-               Mineral will receive (i) Cash equal to
                                      the amount of such Allowed Other
                                      Priority Claim or (ii) such other
                                      treatment as to which Southern Mineral
                                      and such holder will have agreed upon in
                                      writing.
                                    . Estimated Recovery: 100%
 Southern Mineral Class 2--the      . Impaired--The holders of Allowed Secured
 Secured Claims of Compass Bank       Class 2 Claims will receive a reduction
 and First Union National Bank        in the principal amount of the Borrowing
 Estimated amount: $16,000,000        Base Secured Claim. Repayment of the
                                      Borrowing Base Secured Claim will be
                                      restructured and the credit agreement
                                      will be amended to provide for an
                                      availability based on a borrowing base
                                      of $20,000,000.
                                    . Estimated Recovery: 100%

 Description of Claims or Interests           Treatment Under the Plan
 ----------------------------------           ------------------------
 Southern Mineral Class 3--the      . Impaired--each holder of an Allowed
 Unsecured Claims of the owners       Debenture Claim shall receive New
 and holders of the Debentures in     Securities, Warrants and Cash as follows:
 the Estimated Amount:                for each One Thousand Dollars ($1,000.00)
 $41,400,000, together with           in principal amount of Allowed Debenture
 accrued and unpaid interest to       Claims, the owner and holder on the
 the Petition Date.                   Record Date shall receive (a) $241.50 in
                                      Cash, (b) 377.8 shares of New Securities,
                                      and (c) Warrants to purchase an
                                      additional 188.9 shares of New
                                      Securities.
                                    . Estimated Recovery: 47%
 Southern Mineral Class 4--The      . Unimpaired--each holder of an Allowed
 Unsecured Claims of all Creditors    Other Unsecured Claim shall, at the sole
 not included in Southern Mineral     election of Southern Mineral, receive in
 Classes 1 or 3                       full satisfaction, settlement, release,
 Estimated amount: $109,000           and discharge of and in exchange for such
                                      Allowed Other Unsecured Claim either (a)
                                      Cash equal to the unpaid portion of such
                                      Allowed Other Unsecured Claim, or (b)
                                      payment consistent with the credit terms
                                      extended by the holder of any such
                                      Allowed Other Unsecured Claim prior to
                                      the Confirmation Date
                                    . Estimated Recovery: 100%
 Southern Mineral Class 5--the      . Impaired--each owner and holder of Common
 Interests of the owners and          Stock on the Record Date will retain such
 holders of the Common Stock.         Common Stock. However, on the
                                      Distribution Date Southern Mineral will
                                      issue a total of 45,957,447 new shares of
                                      New Securities to EnCap and 15,640,920
                                      shares of New Securities and all of the
                                      Warrants to purchase 7,820,460 shares of
                                      Common Stock will be issued to holders of
                                      Allowed Unsecured Debenture Claims.
                                    . Estimated Recovery: 17.3% (15.0% as
                                      diluted by the Warrants)

H. The Confirmation Hearing

   If Southern Mineral receives the Requisite Acceptances with respect to the Plan, Southern Mineral intends to file a voluntary petition to commence the Chapter 11 Case and request that the Bankruptcy Court schedule a hearing to consider confirmation of the Plan (the "Confirmation Hearing") as soon as possible, at the United States Bankruptcy Court for the District of Nevada. Southern Mineral will request confirmation of the Plan, as it may be modified from time to time under Section 1129(b) of the Bankruptcy Code, and it has reserved the right to (i) modify the Plan to the extent, if any, that confirmation pursuant to Section 1129(b) of the Bankruptcy Code requires modification and (ii) use any and all Ballots and Master Ballots accepting the Plan that were received pursuant to the Solicitation, and not subsequently revoked, to seek confirmation of the Plan (or of any modification thereof that does not materially and adversely affect the treatment of the class(es) of Claims and Interests with respect to which such Ballots or Master Ballots were cast).

I. Solicitation; Voting Procedures

 1. Voting Deadline

   The period during which Ballots and Master Ballots with respect to the Plan will be accepted by Southern Mineral (and may be withdrawn or revoked unless the Bankruptcy Court issues an order to the contrary) will terminate at 5:00
p.m. (Houston Time) on      , 1999, unless and until Southern Mineral, in its
sole discretion, extends the date until which Ballots and Master Ballots will be accepted, in which case the Solicitation Period will terminate at 5:00 p.m. (Houston Time) on such extended date. Except to the extent Southern Mineral so determines or as permitted by the Bankruptcy Court, Ballots or Master Ballots that are received after the Voting Deadline will not be counted or otherwise used by Southern Mineral in connection with Southern Mineral's request for confirmation of the Plan (or any permitted modification thereof).

   Southern Mineral reserves the absolute right, at any time or from time to time, to extend, by oral or written notice to the Voting Agent, the period of time (on a daily basis, if necessary) during which Ballots will be accepted for any reason including, but not limited to, determining whether or not the Requisite Acceptances have been received by making a public announcement of such extension no later than 9:00 a.m. (Eastern Time) on the first Business Day next succeeding the previously announced Voting Deadline. Without limiting the manner in which Southern Mineral may choose to make any public announcement, Southern Mineral will not have any obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a news release through the Dow Jones News Service. There can be no assurance that Southern Mineral will exercise its right to extend the Solicitation Period for the receipt of Ballots and Master Ballots.

 2. Voting Procedures

   Under the Bankruptcy Code, for purposes of determining whether the Requisite Acceptances have been received, only holders of Claims in Impaired Classes 2 and 3 and holders of Interests in Impaired Class 5 who actually vote will be counted. The failure of a holder to deliver a duly executed Ballot will be deemed to constitute an abstention by such holder with respect to voting on the Plan and such abstentions will not be counted as votes for or against the Plan.

   Southern Mineral is providing copies of this Disclosure Statement (including all Exhibits, appendicies or schedules) and related materials and, where appropriate, Ballots or Master Ballots (in either case, a "Solicitation Package"), to registered holders of Southern Mineral's Debentures, to holders of Interests and to the Class 2 Creditors. Registered holders may include brokerage firms, commercial banks, trust company, or other Nominees. If such entities do not hold for their own account, they should provide copies of the Solicitation Package (including, in the case of the Debentures and Common Stock, the appropriate Ballot) to their customers and to beneficial owners of Debentures or Common Stock, as the case may be. Any beneficial owner of Debentures and Common Stock who has not received a Ballot should contact his/her or its Nominee, or the Voting Agent.

   You should provide all of the information requested by the Ballots you receive. You should complete and return all Ballots that you receive in the return envelope provided with each such Ballot.

 3. Special Note for Holders of Debentures or Common Stock

   The Voting Record Date for determining which holders of Debentures and
Common Stock are entitled to vote on the Plan is        , 1999. The Indenture
Trustee for the Debentures will not vote on behalf of the holders of such Debentures. Holders must submit their own Ballots.

      (a) Beneficial Owners

       (i) A beneficial owner holding Debentures or Common Stock as record holder in its own name should vote on the Plan by completing and signing the enclosed Ballot and returning it directly to the Voting Agent on or before the Voting Deadline using the enclosed self-addressed, postage-paid envelope.

       (ii) A beneficial owner holding Debentures or Common Stock in "street name" through a Nominee may vote on the Plan by one of the following two methods (as selected by such beneficial owner's Nominee).

    . Complete and sign the enclosed beneficial owner Ballot. Return the Ballot to your Nominee as promptly as possible and in sufficient time to allow such Nominee to process the Ballot and return it to the Voting Agent by the Voting Deadline. If no self-addressed, postage-paid envelope was enclosed for this purpose, contact the Voting Agent for instructions; or

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    . Complete and sign the pre-validated Ballot (as described below)
      provided to you by your Nominee. Return the pre-validated Ballot to the Voting Agent by the Voting Deadline using the return envelope provided in the Solicitation Package.

   Any Ballot returned to a Nominee by a beneficial owner will not be counted for purposes of acceptance or rejection of the Plan until such Nominee properly completes and delivers to the Voting Agent that Ballot or a Master Ballot that reflects the vote of such beneficial owner.

   If any beneficial owner owns Debentures or Common Stock through more than one Nominee, such beneficial owner may receive multiple mailings containing the Ballots. The beneficial owner should execute a separate Ballot for each block of Debentures or Common Stock that it holds through any particular Nominee and return each Ballot to the respective Nominee in the return envelope provided therewith. Beneficial owners who execute multiple Ballots with respect to Debentures or Common Stock held through more than one Nominee must indicate on each Ballot the names of ALL such other Nominees and the additional amounts of such Debentures or Common Stock so held and voted. If a beneficial owner holds a portion of the Debentures or Common Stock through a Nominee and another portion as a record holder, the beneficial owner should follow the procedures described in subparagraph (1) (a) above to vote the portion held of record and the procedures described in subparagraph (1) (b) above to vote the portion held through a Nominee or Nominees.

     (b) Nominees

     A Nominee that on the Voting Record Date is the registered holder of Debentures or Common Stock for a beneficial owner can obtain the votes of the beneficial owners of such Debentures or Common Stock, consistent with customary practices for obtaining the votes of securities held in "street name," in one of the following two ways:

       (i) Pre-Validated Ballots

       The Nominee may "pre-validate" a Ballot by (i) signing the Ballot;
    (ii) indicating on the Ballot the name of the registered holder, the amount of Debentures or Common Stock held by the Nominee for the beneficial owner, and the account numbers for the accounts in which such Debentures or Common Stock are held by the Nominee; and (iii) forwarding such Ballot, together with the Disclosure Statement return envelope and other materials requested to be forwarded to the beneficial owner for voting. The beneficial owner must then complete the information requested in the Ballot; review the certifications contained in the Ballot and return the Ballot directly to the Voting Agent in the pre-addressed, postage-paid envelope so that it is RECEIVED by the Voting Agent before the Voting Deadline. A list of the beneficial owners to whom "pre-validated" Ballots were delivered should be maintained by Nominees for inspection for at least one year from the Voting Deadline; or

       (ii) Master Ballots

       If the Nominee elects not to prevalidate Ballots, the Nominee may obtain the votes of beneficial owners by forwarding to the beneficial owners the unsigned Ballots, together with the Disclosure Statement, a return envelope provided by, and addressed to, the Nominee, and other materials requested to be forwarded. Each such beneficial owner must then indicate his/her or its vote on the Ballot, complete the information requested in the Ballot, review the certifications contained in the Ballot, execute the Ballot, and return the Ballot to the Nominee. After collecting the Ballots, the Nominee should, in turn, complete a Master Ballot compiling the votes and other information from the Ballots, execute the Master Ballot and deliver the Master Ballot to the Voting Agent so that it is RECEIVED by the Voting Agent before the Voting Deadline. All Ballots returned by beneficial owners should either be forwarded to the Voting Agent (along with the Master Ballot) or retained by Nominees for inspection for at least one year from the Voting Deadline.

       EACH NOMINEE SHOULD ADVISE ITS BENEFICIAL OWNERS TO RETURN THEIR BALLOTS TO THE NOMINEE BY A DATE CALCULATED BY THE NOMINEE

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

    TO ALLOW IT TO PREPARE AND RETURN THE MASTER BALLOT TO THE VOTING AGENT SO THAT IT IS RECEIVED BY THE VOTING AGENT BEFORE THE VOTING DEADLINE.

     (c) Securities Clearing Agencies

     Southern Mineral expects that the Depository Trust Company, as a nominee holder of Debentures, will arrange for its participants to vote by executing an omnibus proxy in favor of such participants. As a result of the omnibus proxy, such participant will be authorized to vote its Voting Record Date positions held in the name of such entity.

     (d) Miscellaneous

     For purposes of voting to accept or reject the Plan, the beneficial owners of Debentures will be deemed to be the "holders" of the Claims represented by such Debentures and the beneficial owners of Common Stock will be deemed to be the "holders" of the Interests represented by such Common Stock. Unless otherwise ordered by the Bankruptcy Court, Ballots or Master Ballots that are signed, dated and timely received, but on which a vote to accept or reject the Plan has not been indicated, will not be counted. Southern Mineral, in its sole discretion, may request that the Voting Agent attempt to contact such voters to cure any such defects in the Ballots or Master Ballots.

     Except as provided below, unless the Ballot or Master Ballot is timely submitted to the Voting Agent before the Voting Deadline together with any other documents required by such Ballot or Master Ballot, Southern Mineral may, in its sole discretion, reject such Ballot or Master Ballot as invalid, and therefore decline to utilize it in connection with seeking confirmation of the Plan.

     In the event of a dispute with respect to any Debenture Claim or Interest, any vote to accept or reject the Plan cast with respect to such disputed Claim or Interest will not be counted for purposes of determining whether the Plan has been accepted or rejected, unless the Bankruptcy Court orders otherwise.

      (e) Delivery of Debentures

     Southern Mineral is not at this time requesting the delivery of, and neither Southern Mineral nor the Voting Agent will accept, certificates representing any Debentures or any Common Stock. In connection with the Consummation Date, Southern Mineral will furnish all holders of Debentures with appropriate letters of transmittal to be used to remit their Debentures in exchange for the distribution under the Plan. Information regarding such remittance procedure (together with all appropriate materials) will be distributed by Southern Mineral after the Confirmation Date.

 4. Fiduciaries and Other Representatives

   If a Ballot is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or another acting in a fiduciary or representative capacity, such person should indicate such capacity when signing and, unless otherwise determined by Southern Mineral, must submit proper evidence satisfactory to Southern Mineral of authority to so act. Authorized signatories should submit the separate Ballot of each beneficial owner for whom they are voting.

   UNLESS THE BALLOT OR MASTER BALLOT BEING FURNISHED IS TIMELY SUBMITTED TO THE VOTING AGENT ON OR PRIOR TO THE VOTING DEADLINE, SUCH BALLOT WILL BE REJECTED AS INVALID AND WILL NOT BE COUNTED AS AN ACCEPTANCE OR REJECTION OF THE PLAN; PROVIDED, HOWEVER, SOUTHERN MINERAL RESERVE THE RIGHT, IN ITS SOLE DISCRETION, TO REQUEST OF THE BANKRUPTCY COURT THAT ANY SUCH BALLOT OR MASTER BALLOT BE COUNTED. IN NO CASE SHOULD A BALLOT OR MASTER BALLOT BE DELIVERED TO ANY ENTITY OTHER THAN THE VOTING AGENT, AND IN NO CASE SHOULD ANY DEBENTURES BE DELIVERED TO SOUTHERN MINERAL OR ANY OF ITS ADVISORS, INCLUDING THE VOTING AGENT.

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

 5. Parties in Interest Entitled to Vote

   Under Section 1124 of the Bankruptcy Code, a class of claims or interests is deemed to be "impaired" under a plan unless (i) the plan leaves unaltered the legal, equitable, and contractual rights to which such claim or interest entitles the holder thereof, or (ii) notwithstanding any legal right to an accelerated payment of such claim or interest, the plan cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such claim or interest as it existed before the default.

   In general, a holder of a claim or interest may vote to accept or to reject a plan if (i) the claim or interest is "allowed", which means generally that no party in interest has objected to such claim or interest, and (ii) the claim or interest is impaired by the plan. If, however, the holder of an impaired claim or interest will not receive or retain any distribution under the plan on account of such claim or interest, the Bankruptcy Code deems such holder to have rejected the plan, and, accordingly, holders of such claims and interests do not actually vote on the plan. If a claim or interest is not impaired by the plan, the Bankruptcy Code deems the holder of such claim or interest to have accepted the plan and, accordingly, holders of such claims and interests are not entitled to vote on the plan.

   A vote may be disregarded if the Bankruptcy Court determines, pursuant to
Section 1126(e) of the Bankruptcy Code, that it was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.

 6. Classes Impaired Under the Plan

   The following Classes of Claims are Impaired under the Plan and are entitled to vote on the Plan: Southern Mineral Class 2 and Class 3. In addition, the holders of Interests in Southern Mineral Class 5 are Impaired and entitled to vote on the Plan.

   All other Classes of Claims and Interests are Unimpaired under the Plan, are deemed, under Section 1126(f) of the Bankruptcy Code, to have accepted the Plan, and accordingly are not entitled to vote to accept or reject the Plan. Acceptances of the Plan must be solicited only from those who hold Claims in an Impaired Class whose members will (or may) receive a distribution under the Plan.

 7. Agreements Upon Furnishing Ballots

   The delivery of an accepting Ballot (or Master Ballot) to the Voting Agent by a holder of Common Stock or Debentures pursuant to one of the procedures set forth above will constitute the agreement of such holder to accept (i) all of the terms of, and conditions to this Solicitation, and (ii) the terms of the Plan; provided, however, all parties in interest retain their right to object to confirmation of the Plan pursuant to Section 1128 of the Bankruptcy Code.

 8. Waivers of Defect, Irregularities, etc.

   Unless otherwise directed by the Bankruptcy Court, all questions as to the validity, form eligibility (including time of receipt), acceptance, and revocation or withdrawal of Ballots will be determined by the Voting Agent and Southern Mineral in their sole discretion, which determination will be final and binding. As indicated below under "Withdrawal of Ballots; Revocation," effective withdrawals of Ballots must be delivered to the Voting Agent prior to the Voting Deadline. Southern Mineral reserves the absolute right to contest the validity of any such withdrawal. Southern Mineral also reserves the right to reject any and all Ballots not in proper form, the acceptance of which would, in the opinion of Southern Mineral or their counsel be unlawful. Southern Mineral further reserves the right to waive any defects or irregularities of conditions of delivery as to any particular Ballot. The interpretation (including the Ballot and the respective instructions thereto) by Southern Mineral, unless otherwise directed by the Bankruptcy Court, will be final and binding on

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

all parties. Unless waived, any defects or irregularities in connection with deliveries of Ballots must be cured within such time as Southern Mineral (or the Bankruptcy Court) determine. Neither Southern Mineral nor any other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of Ballots nor will any of them incur any liabilities for failure to provide such notification. Unless otherwise directed by the Bankruptcy Court, delivery of such Ballots will not be deemed to have been made until such irregularities have been cured or waived. Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalidated.

 9. Withdrawal of Ballots: Revocation

   Any party who has delivered a valid Ballot for the acceptance or rejection of the Plan may withdraw such acceptance or rejection by delivering a written notice of withdrawal to the Voting Agent at any time prior to the Voting Deadline. A notice of withdrawal, to be valid, must (i) contain the description of the Claim(s) or Interest(s) to which it relates and the aggregate principal amount represented by such Claim(s) or number of shares represented by such Interest(s), (ii) be signed by the withdrawing party in the same manner as the Ballot being withdrawn, (iii) contain a certification that the withdrawing party owns the Claim(s) or Interest(s) and possesses the right to withdraw the vote sought to be withdrawn and (iv) be received by the Voting Agent in a timely manner at the address set forth in paragraph 10 immediately following. Prior to the filing of the Plan, Southern Mineral intends to consult with the Voting Agent to determine whether any withdrawals of Ballots were received and whether the Requisite Acceptances of the Plan have been received. As stated above, Southern Mineral expressly reserves the absolute right to contest the validity of such withdrawals of Ballots.

   Unless otherwise directed by the Bankruptcy Court, purported notice of withdrawal of Ballots which is not received in a timely manner by the Voting Agent will not be effective to withdraw a previously cast Ballot.

   Any party who has previously submitted to the Voting Agent prior to the Voting Deadline a properly completed Ballot may revoke such Ballot and change his or its vote by submitting to the Voting Agent prior to the Voting Deadline a subsequent properly completed Ballot for acceptance or rejection of the Plan. In the case where more than one timely, properly completed Ballot is received, only the Ballot which bears the latest date will be counted for purposes of determining whether the Requisite Acceptances have been received.

   Southern Mineral will pay all costs, fees and expenses relating to the Solicitation, including, without limitation, customary mailing and handling costs of Nominees.

 10. Further Information; Additional Copies

   If you have any questions or require further information about the voting procedure for voting your Claim or Interest or about the packet of material received, or if you wish to obtain an additional copy of the Plan, the Disclosure Statement or any exhibits, appendicies or schedules to such documents (at your own expense, unless otherwise specifically required by Fed.
R. Bankr. P. 3017(d)), please contact the Voting Agent:

       Southern Mineral Corporation
       c/o Steven H. Mikel
       1201 Louisiana St.
       Suite 3350
       Houston, Texas 77002
       (713) 658-9444

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

                                      II.

                              GENERAL INFORMATION

A. Introduction

   The primary purpose of the Plan is to effectuate a restructuring of Southern Mineral's capital structure (the "Restructuring") in order to align its capital structure with its present and future operating prospects.

   At present, the cash flow generated by Southern Mineral is insufficient to fund operations and service its debts. The Restructuring would reduce significantly the principal amount of Southern Mineral's outstanding indebtedness by converting a substantial portion of Southern Mineral's indebtedness into New Securities and Warrants. By offering the holders of Debentures twenty-one percent (21%) of the equity of Southern Mineral, Southern Mineral intends that such holders will participate in the long-term appreciation of Southern Mineral's business which Southern Mineral expects will be enhanced by the reduction of its debt service and the implementation of the new business plan described in more detail below. See Section III.A -- "Business Plans for Reorganized Southern Mineral--Business and Operating Strategies of Southern Mineral." The restructuring contemplates a new senior secured credit facility of at least $20 million, thereby significantly enhancing the liquidity and the opportunity for success of Reorganized Southern Mineral. During the pendency of the restructuring and thereafter, Southern Mineral expects to make payment in full on all Allowed Claims of trade Creditors and to continue to operate its business in the ordinary course. Management has begun the implementation of a business plan which seeks to improve the operating profitability of the Southern Mineral system through a variety of measures. The fact that the Plan has been pre-negotiated with certain impaired parties will not only minimize the cost of the Chapter 11 proceeding, but will provide the best opportunity for the success of management's turnaround efforts.

B. Southern Mineral

 1. Description of Business

   See Item 1 of Southern Mineral's Form 10-K/A accompanying this Disclosure Statement which is incorporated herein and is deemed a part hereof by this reference.

 2. Description of Properties

   See Item 2 of Southern Mineral's Form 10-K/A accompanying this Disclosure Statement which is incorporated herein and is deemed a part hereof by this reference.

 3. Legal Proceedings

   See Item 3 of Southern Mineral's Form 10-K/A accompanying this Disclosure Statement which is incorporated herein and deemed a part hereof by this reference.

 4. Submission of Matters to a Vote of Security Holders

   See Item 4 of Southern Mineral's Form 10-K/A accompanying this Disclosure Statement which is incorporated herein and deemed a part hereof by this reference.

 5. Market for Southern Mineral's Common Equity and Related Stockholder Matters

   See Item 5 of Southern Mineral's Form 10-K/A accompanying this Disclosure Statement which is incorporated herein and deemed a part hereof by this reference.

 6. Selected Financial Data

   See Item 6 of Southern Mineral's Form 10-K/A accompanying this Disclosure Statement which is incorporated herein and deemed a part hereof by this reference.

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

 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

   See Item 7 of Southern Mineral's Form 10-KA and Item 2 of Southern Mineral's 10-Q accompanying this Disclosure Statement which are incorporated herein and deemed a part hereof by the reference.

 8. Quantitative and Qualitative Disclosures About Market Risk

   See Item 7a of Southern Mineral's Form 10-KA and Item 3 of Southern Mineral's Form 10-Q which are incorporated herein and deemed part hereof by this reference.

 9. Financial Statements and Supplemental Data for the Fiscal Year Ended December 31, 1998

   See Item 8 of Southern Mineral's Form 10-K/A which are incorporated herein and deemed part hereof by this reference.

 10. Unaudited Consolidated Financial Statements for the Quarterly Period Ended March 31, 1999

   See Item 1 of Southern Mineral's Form 10-Q which is incorporated herein and deemed part hereof by this reference.

 11. Changes In and Disagreements with Accountants on Accounting of Financial Disclosure

   See Item 9 of Southern Mineral's Form 10-K/A which are incorporated herein and deemed part hereof by this reference.

 12. Directors and Executive Officers of Southern Mineral

   See Item 10 of Southern Mineral's Form 10-K/A which is incorporated herein and deemed part hereof by this reference.

 13. Executive Compensation

   See Item 11 of Southern Mineral's Form 10-K/A which is incorporated herein and deemed part hereof by this reference.

 14. Security Ownership of Certain Beneficial Owners and Management

   See Item 12 of Southern Mineral's Form 10-K/A which is incorporated herein and deemed part hereof by this reference.

 15. Certain Relationships and Related Transactions

   See Item 13 of Southern Mineral's Form 10-K/A which is incorporated herein and deemed part hereof by this reference.

C. Recent Developments

 1. The EnCap Transaction

   Southern Mineral signed an agreement to sell to EnCap Energy Capital Fund III, L.P. and certain of its affiliates an aggregate of 43,829,787 shares of New Securities for $20.6 million. In connection with the sale, the Reorganized Southern Mineral will be obligated to pay a fee of $600,000 and 2,127,660 shares of New Securities to EnCap Investments L.L.C., an affiliate of EnCap. The fee is payable when the EnCap Transaction is consummated. The sale to EnCap is subject to certain conditions, including consummation of the exchange offer or the prepackaged Plan. Reorganized Southern Mineral will use approximately $10.0 million of the

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

proceeds from the EnCap sale to fund the cash portion of the consideration to be paid to holders of Debentures under the Plan. The balance of the cash will be used to reduce the Secured Claims of the Class 2 Creditors and for general corporate purposes.

 2. The ANR Sale

   In order to deal with liquidity problems anticipated to arise during July and August of 1999, Southern Mineral determined that it was in the company's best interest to sell its interests in the Brushy Creek and Texan Gardens fields to ANR Production for approximately $16.3. The completion of the sale is scheduled to occur on July 29, 1999, but is subject to a number of conditions. The sale of Brushy Creek Field and Texan Gardens Field is described in more detail in the purchase and sale agreement with ANR that is attached to the proxy statement/prospectus/disclosure documents as Annex G. The contemplated sale is only a temporary solution to the company's financial problems and does not alleviate the need for restructuring. Proceeds of the sale will be used almost entirely to reduce the outstanding obligations of the Class 2 Secured Creditors, and will satisfy the near-term debt obligations to those Creditors.

 3. Potential De-listing by Nasdaq of Common Stock

   Southern Mineral has been advised that it is not in compliance with Nasdaq Marketplace Rule 4310 governing qualitative and quantitative standards for continued listing. If such standards are not satisfied in a timely manner, Southern Mineral's Common Stock may be subject to delisting from the Nasdaq National Market. Such delisting would impair the liquidity of Southern Mineral's securities and capital raising flexibility of Southern Mineral. Southern Mineral intends to pursue a remedy and is considering steps to come into compliance with the continued listing standards. Southern Mineral cannot assure that it will be successful in maintaining its Nasdaq listing.

D. Purposes and Effects of the Plan

   The primary purposes of the Plan are to reduce Southern Mineral's debt service requirements and overall level of indebtedness, including the principal amount thereof, to realign its capital structure, and to provide Southern Mineral with greater liquidity and thereby increase the likelihood that it will continue as a viable economic entity. If consummated, the Plan would reduce the principal amount of Southern Mineral's Secured and Unsecured Claims, significantly lessen Southern Mineral's debt service requirements, provide for operating liquidity and transfer substantial ownership of Southern Mineral from its present stockholders to EnCap and the holders of Debentures.

   The Plan will strengthen Southern Mineral's balance sheet primarily by substantially reducing Southern Mineral's overall level of indebtedness. As of March 31, 1999, Southern Mineral had a stockholders' equity of approximately $18.4. On a pro forma basis, as of March 31, 1999, after giving effect to the Plan, Southern Mineral's stockholders' equity is estimated to be approximately $73.4 million.

   TRADE CREDITORS ARE INTENDED TO BE UNAFFECTED BY THE PLAN, AND SOUTHERN MINERAL EXPECTS TO BE ABLE TO CONTINUE TO PAY ALL TRADE CREDITORS WHO CONTINUE TO PROVIDE NORMAL TRADE CREDIT TERMS IN THE ORDINARY COURSE OF BUSINESS, SUBJECT TO ANY REQUIRED BANKRUPTCY COURT APPROVAL.

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

                                      III.

                             BUSINESS PLAN FOR THE
                              REORGANIZED COMPANY

A. Business and Operating Strategies of Southern Mineral

   Southern Mineral initiated a balanced strategy beginning in 1995 and pursued that strategy through 1998. The strategy encompassed the acquisition, exploitation and exploration for oil and gas reserves. Southern Mineral built a foundation through acquisitions and expanded upon that foundation through the development of an exploitation/exploration program as its capital and personnel resources increased. The acquisition of Neutrino and its fully-staffed office in Calgary was designed to push Southern Mineral into the $100 million market cap level and provide the foundation that was a goal since 1995.

B. Business Plan for Operating Turnaround

   1. General. The post-Plan confirmation business strategy will remain a balanced one -- to acquire, exploit and explore. The strategy will be further defined in its scope as follows.

     (a) Strategic acquisitions with operations will be targeted.
  Concentrated asset packages in selected areas will be sought.

     (b) Southern Mineral will be used as a catalyst for consolidation, meaning that it will identify and pursue corporate consolidations that are accretive to shareholder value.

     (c) Capital will be identified for development of new exploitation/exploration projects, which will be "matured" and then marketed with the express goal of replenishing the capital pool and exposing Southern Mineral to significant reserve potential with a minimum of ultimate capital exposure.

 2. Implementation

     (a) After almost one year of experience with our Canadian team, and with the decline in the oil patch during that time, it is apparent that Southern Mineral should be reorganized to realize economies. The plan will be to sever redundancies that exist by having two fully staffed offices. This process has begun with the severing of the two executive officers of Neutrino, and will continue through attrition or layoffs. After severance obligations it is anticipated that the savings will be $600,000 to $700,000 per year.

     (b) Domestic Acquisitions: In the past year Southern Mineral's financial and operational management has been strengthened with the additions of key financial and operational managers. This provides Southern Mineral with a better ability to implement a strategy of strategic acquisitions with operational control and corporate consolidations.

     (c) Domestic Exploration: With a financially stronger company, the opportunity to leverage into additional attractive projects is anticipated. The Company will seek to accumulate additional projects with minimal capitalization and position itself to promote those projects to the industry as the markets improve.

                                      IV.

                            CORPORATE STRUCTURE AND
                         MANAGEMENT OF SOUTHERN MINERAL

A. Board of Directors of Southern Mineral

   See Item 10 of Southern Mineral's Form 10-K/A accompanying this Disclosure Statement which is incorporated herein and deemed a part hereof by this reference.

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

B. Management of Southern Mineral

   See Item 10 of Southern Mineral's Form 10-K/A accompanying this Disclosure Statement which is incorporated herein and deemed a part hereof by this reference.

C. Employment Agreements

   None

D. Executive Severance Plan/Retention Plan

   See Item 11 of Southern Mineral's Form 10-K/A accompanying this Disclosure Statement which is incorporated herein and deemed a part hereof by this reference.

E. Securities Ownership of Management

   See Item 12 of Southern Mineral's Form 10-K/A accompanying this Disclosure Statement which is incorporated herein and deemed a part hereof by this reference.

F. Transactions with Certain Affiliates

   Certain officers and directors are involved in other material relationships and transactions with Southern Mineral, including interests in certain affiliated Companies.

   See Item 13 of Southern Mineral's Form 10-K/A accompanying this Disclosure Statement which is incorporated herein and deemed a part hereof by this reference.

G. Directors and Officers of Reorganized Southern Mineral

   It is anticipated that the board of directors of Reorganized Southern Mineral will include members of current management of Southern Mineral as well as outside directors. The composition of the remainder of the board of Reorganized Southern Mineral will be determined by Southern Mineral, subject to the requirements of Section 1129(a)(5) of the Bankruptcy Code. Southern Mineral intends to announce prior to the Confirmation Date the identities of any individuals proposed to serve as directors or officers of Reorganized Southern Mineral. If and to the extent possible, the identities of such individuals will be announced by inclusion of a list of proposed directors and/or officers in the Plan Supplement, which will be filed with the Bankruptcy Court at least five (5) Business Days prior to the commencement of the Confirmation Hearing.

H. Management Options

   See Item 11 of Southern Mineral's Form 10-K/A accompanying this Disclosure Statement which is incorporated herein and deemed a part hereof by this reference.

I. Warrants

   1. Under the Plan, Southern Mineral will issue, to holders of Debentures, three year Warrants to purchase an additional 188.9 shares of Common Stock at a price of $1.50 per share, for each $1,000 in principal amount of Debentures owned by such holder.

   2. Third parties holding warrant rights in existence prior to the Petition Date will retain those rights. See Item 8, note 8 of Southern Mineral's Form 10-K/A accompanying this Disclosure Statement which is incorporated herein and deemed a part hereof by this reference.

   THIS SOLICITATION OF THE HOLDERS OF DEBENTURES WHO, IN THE AGGREGATE, WILL RECEIVE 21% OF THE COMMON STOCK, WILL BE DEEMED A SOLICITATION FOR APPROVAL OF THE WARRANTS. SOUTHERN MINERAL BELIEVES THAT THE CONFIRMATION ORDER SHOULD CONSTITUTE APPROVAL OF THE WARRANTS FOR

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

PURPOSES OF SECTIONS 422 AND 162(m) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "TAX CODE"). THERE CAN BE NO ASSURANCE, HOWEVER, THAT THE INTERNAL REVENUE SERVICE WILL AGREE WITH SUCH POSITION.

                                       V.

                  REASONS FOR THE SOLICITATION: RECOMMENDATION

   Chapter 11 of the Bankruptcy Code provides that, in order for the Bankruptcy Court to confirm the Plan as a consensual plan, (i) the holders of Allowed Claims in each Impaired Class who cast votes in favor of the Plan must (a) hold at least two-thirds in amount of the Allowed Claims of the holders in such Class who actually cast votes with respect to the Plan and (b) comprise more than one-half in number of the holders of Allowed Claims in such Class who actually cast votes with respect to the Plan, and (ii) the holders of Allowed Interests who cast votes in favor of the Plan must hold at least two-thirds in amount of the Allowed Interests of the holders in such Class who actually cast votes with respect to the Plan (together, the "Requisite Acceptances").

   The Solicitation is being conducted at this time in order to obtain (prior to the filing of a voluntary petition for reorganization of Southern Mineral under Chapter 11 of the Bankruptcy Code) the Requisite Acceptances. Southern Mineral anticipates that by conducting the Solicitation in advance of commencing the Chapter 11 Case, the duration of the Chapter 11 Case will be significantly shortened and the administration of the case, which otherwise can be lengthy, complex and extremely expensive, will be significantly shortened, greatly simplified and much less costly.

   In light of the significant benefits to be attained by Southern Mineral's Impaired Creditors and Interest holders pursuant to consummation of the transactions contemplated by the Plan, Southern Mineral's Board of Directors recommends that such Creditors vote to accept the Plan. The Board has reached this decision after considering the alternatives to the Plan that are available to Southern Mineral and their likely effect on Southern Mineral's business operations, Creditors, and shareholders. These alternatives include liquidation of Southern Mineral under Chapter 7 of the Bankruptcy Code or a reorganization under Chapter 11 of the Bankruptcy Code without pre-petition solicitation. The Board determined, after consulting with financial and legal advisors, that the Plan would result in a larger distribution to Creditors than would any other Chapter 11 reorganization or a liquidation under Chapter 7. For a comparison of estimated distributions under Chapter 7 of the Bankruptcy Code and under the Plan, see Section XIV.C -- "Feasibility of the Plan and the Best Interests of Creditors Test--Liquidation Analysis." For all of these reasons, the Board supports the Plan and urge all Impaired Creditors and Interest holders to accept and support the Plan.

                                      VI.

                          SUMMARY OF VOTING PROCEDURES

   This Disclosure Statement, including all Exhibits, appendicies or schedules hereto, together with the related materials included herewith, are being furnished to certain holders of Impaired Claims against and Impaired Interests in Southern Mineral: (i) holders of Debentures whose names (or the names of whose nominees) appear as of the Voting Record Date (as defined in the next paragraph) on the security holder lists maintained by the Indenture Trustee pursuant to the Indenture or, if applicable, who are listed as participants in a clearing agency's security position listing, (ii) holders of Secured Notes, and (iii) the holders of the Common Stock whose names (or the names of whose nominess) appear as of the Voting Record Date. IF SUCH ENTITIES DO NOT HOLD FOR THEIR OWN ACCOUNT, THEY SHOULD PROVIDE COPIES OF THIS DISCLOSURE STATEMENT, THE PLAN AND, IF APPLICABLE, APPROPRIATE BALLOTS TO THE BENEFICIAL OWNERS.

   All votes to accept or reject the Plan must be cast by using the ballot (the "Ballot") enclosed with this Disclosure Statement or, in the case of a bank, brokerage firm or other nominee holding Debentures in its own name on behalf of a beneficial owner, or any agent thereof (each, a "Nominee"), the master ballot (the

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

"Master Ballot") provided to such Nominee under separate cover (or manually executed facsimiles thereof). No other votes will be counted. Consistent with
the provisions of Fed. R. Bankr. P. 3018, Southern Mineral has fixed     , 1999
(the "Voting Record Date") as the date for the determination of holders of record of Impaired Claims and Impaired Interests entitled to receive a copy of this Disclosure Statement and the related materials and to vote to accept or reject the Plan. Ballots and Master Ballots must be RECEIVED by the Voting
Agent no later than 5:00 p.m. (Houston Time) on [     ], 1999, unless Southern
Mineral, in its sole discretion, and from time-to-time, extend, by oral or written notice to the Voting Agent, such date, in which event the period during which Ballots and Master Ballots will be accepted will terminate at 5:00 p.m. (Houston Time) on such extended date (in either case, the "Voting Deadline"). Except to the extent requested by Southern Mineral or as permitted by the Bankruptcy Court pursuant to Fed. R. Bankr. P. 3018, Ballots and Master Ballots received after the Voting Deadline will not be counted or otherwise used in connection with Southern Mineral's request for confirmation of the Plan (or any permitted modification thereof). In addition, Southern Mineral reserves the right to use acceptances of the Plan received in this Solicitation to seek confirmation of the Plan under any other circumstances, including, without limitation, the filing of an involuntary bankruptcy petition against Southern Mineral or the voluntary commencement of a non-prepackaged Chapter 11 case by Southern Mineral.

   After the Consummation Date, Southern Mineral (or its agent) will furnish to each holder of Debentures a letter of transmittal for remittance to Southern Mineral (or its agent) of the certificates which represent such holder's Debentures. Holders whose Debentures are not remitted in proper form for transfer together with a properly completed letter of transmittal will not receive their Pro Rata share of Cash, Common Stock and Warrants. See Section VIII.D.7 -- "Summary of the Plan--Summary of Other Provisions of the Plan-- Surrender and Cancellation of Securities or Instruments."

   Southern Mineral reserves the absolute right to amend the Plan either before or after the Petition Date. Amendments to the Plan that do not materially and adversely affect the treatment of Claims and Interests may be approved by the Bankruptcy Court at the Confirmation hearing without the necessity of resoliciting votes. In the event resolicitation is required, Southern Mineral will furnish new Ballots and/or Master Ballots to be used to vote to accept or reject the Plan as amended.

   Although the Solicitation relates to voluntary petition for reorganization of Southern Mineral under Chapter 11 of the Bankruptcy Code, no such filing has yet been made. Southern Mineral intends to file its Chapter 11 petition when the Requisite Acceptances have been received or when Southern Mineral otherwise determines that such filing is necessary or appropriate to protect its property and interests. In addition, Southern Mineral expressly reserves the right to extend, by oral or written notice to the Voting Agent, the Voting Deadline and the Voting Record Date until the Requisite Acceptances have been received.

                                      VII.

                 ANTICIPATED EVENTS DURING THE CHAPTER 11 CASE

A. Commencement of the Chapter 11 Case

   If Southern Mineral receives the Requisite Acceptances, Southern Mineral intends to commence promptly the Chapter 11 Case. From and after the Petition Date, Southern Mineral will continue to operate its business and manage its properties as debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

   Southern Mineral does not expect the Chapter 11 Case to be protracted. To expedite its emergence from Chapter 11, Southern Mineral intends to seek, among other things, the relief detailed below from the Bankruptcy Court on the Petition Date. If granted, this relief will facilitate the administration of the Chapter 11 Case; there can be no assurance, however, that the Bankruptcy Court will grant the requested relief.

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 1. Applications for Retention of Southern Mineral's Professionals; Ordinary
 Course Professionals

   Southern Mineral intends to seek Bankruptcy Court authority to retain and employ certain professionals to represent it and assist it in connection with the Chapter 11 Case. Some of these professionals were intimately involved with the negotiation and development of the Plan and include, among others: (i) Akin, Gump, Strauss, Hauer & Feld, LLP, as counsel for Southern Mineral; (ii) CIBC World Markets Corp., as financial advisor to Southern Mineral; (iii) KPMG
LLP, as accountants to Southern Mineral; and (iv) [     ], as solicitation and
noticing agents for Southern Mineral. Southern Mineral also intends to seek authority to retain certain professionals to assist with the operation of its business in the ordinary course; these so-called "ordinary course professionals" will not be involved in the administration of the Chapter 11 Case.

 2. Motion to Mail Notices and Provide Publication Notice of Section 341 Meeting to Unimpaired Creditors

   Pursuant to the Bankruptcy Rules, the Clerk of the Bankruptcy Court, or another party that the Bankruptcy Court may direct, must provide notice of the commencement of the Chapter 11 Case and of the first meeting of Creditors held pursuant to Section 341 of the Bankruptcy Code (the "Section 341 Meeting") to all Creditors. In addition, at least two other notices, notice of the hearing to approve the Disclosure Statement and consider confirmation of the Plan and notice of the entry of an order confirming the Plan must be given to all Creditors and equity security holders. Due to the size of the Chapter 11 Case and the large number of Creditors and Interest holders, Southern Mineral will request that Southern Mineral, or its authorized noticing agent, be authorized to mail all required notices in the Chapter 11 Case. In addition, because all classes of Claims and Interests other than Classes 2, 3 and 5 are not Impaired under the Plan and will pass through the Chapter 11 Case unaffected, Southern Mineral will request that it be authorized to provide only publication notice of the events set forth above, in several newspapers of national circulation to holders of Unimpaired Claims.

 3. Motion to Approve Pre-Petition Solicitation and to Schedule Confirmation Hearing

   To facilitate the prompt confirmation and consummation of the Plan, Southern Mineral intends to immediately seek an order scheduling the hearing on (i) approval of the pre-petition solicitation procedures, including this Disclosure Statement, (ii) approval of a short form disclosure statement and summary of the Plan (the "Short Form Disclosure Statement") to holders of unclassified and Unimpaired Claims, as well as Claims and Interests that are not entitled to receive or retain any property or interest in property under the Plan, and (iii) confirmation of the Plan, for a date immediately following the end of the notice period therefor, or as soon thereafter as the Bankruptcy Court's calendar permits.

 4. Motion to Continue Using Existing Cash Management System

   Because Southern Mineral expects the entire Chapter 11 Case to last for less than six months, and because of the administrative hardship that any operating changes would impose on Southern Mineral, Southern Mineral intends to seek Bankruptcy Court authority to continue using its existing cash management system, bank accounts (which are subject to the security interests and liens of Compass Bank-Houston and First Union National Bank) and business forms and to follow their current internal investment and deposit guidelines. Absent the Bankruptcy Court's authorization of the continued use of the cash management system, cash flow among Southern Mineral would be severely impeded, to the detriment of Southern Mineral's estate and Creditors.

   Continued use of the existing cash management system will facilitate Southern Mineral's smooth and orderly transition into Chapter 11, minimize the disruption to its business while in Chapter 11, and expedite its emergence from Chapter 11. Requiring Southern Mineral to adopt and implement a new cash management system would likely increase the costs of the Chapter 11 Case, primarily as a result of the significant time and expense associated with the transition to a new cash management system. For the same reasons, requiring Southern Mineral to cancel its existing bank accounts and establish new accounts or requiring it to create new business forms would only frustrate Southern Mineral's efforts to reorganize expeditiously.

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

 5. Motion for Authority to Pay Pre-Petition Employee Wages and Benefits

   Southern Mineral believes that any delay in paying pre-petition compensation or benefits would destroy its relationships with employees and irreparably harm employee morale at a time when the dedication, confidence and cooperation of Southern Mineral's employees is most critical. Accordingly, Southern Mineral will seek authority to pay compensation and benefits that had accrued but remained unpaid as of the Petition Date.

 6. Motion for Authority to Incur Post-Petition Indebtedness and Use Cash Collateral

   If Southern Mineral elects to commence the Chapter 11 Case, Southern Mineral expects to obtain immediate short-term working capital financing in the form of
a debtor-in-possession facility (the "DIP Facility") from     , as well as
Bankruptcy Court authorization to use Compass Bank-Houston and First Union National Bank's cash collateral (the "Cash Collateral"). Prompt Bankruptcy Court approval of the DIP Facility and the use of the Cash Collateral will facilitate the normal operations of Southern Mineral and the maintenance of strong relationships with Southern Mineral's vendors and suppliers during the Chapter 11 Case. Southern Mineral believes that the DIP Facility likely will be
conditioned upon Southern Mineral's granting      , with Bankruptcy Court
approval, a priority over virtually all other claims in the Chapter 11 Case, including Administrative Claims, and security interests in or liens on substantially all of the assets of Southern Mineral. Based on currently projected operating expenditures, and in order to be able to overcome any liquidity problems that may arise solely from the filing of the Chapter 11 case, Southern Mineral expects to seek and obtain Bankruptcy Court approval of a DIP Facility in the aggregate amount of $1.5 million. Southern Mineral does not anticipate a need to draw on the full amount of the DIP Facility. Under the Bankruptcy Rules, this facility likely will be approved by interim order on or about the Petition Date, and by Final Order approximately two to three weeks later. There can be no assurance, however, that the Bankruptcy Court will approve, either by interim or Final Order, the DIP Facility or the use of the Cash Collateral.

 7. Motion to Set Bar Date for Certain Claims

   Southern Mineral intends to ask the Bankruptcy Court to set a Bar Date for filing proofs of Claims for Holders of Claims, if any, in Classes 1, 2, 3 and
4. Southern Mineral will request that such date be set for the same date on which objections to Confirmation of the Plan are due.

B. Anticipated Timetable for the Chapter 11 Case

   Following the Petition Date, Southern Mineral expects the Chapter 11 Case to proceed on the following estimated timetable. There can be no assurance, however, that the Bankruptcy Court's orders to be entered on the Petition Date will permit the Chapter 11 Case to proceed as expeditiously as anticipated.

   Southern Mineral anticipates that the hearing to consider the adequacy of the Disclosure Statement and confirmation of the Plan would occur within 30-60 days after the Petition Date. Assuming that the Plan is confirmed at that hearing, the Plan provides that the Consummation Date will be the Business Day on which all conditions to the consummation of the Plan (as set forth in Article X.B of the Plan) have been satisfied or waived (as provided in Article X.C of the Plan). See Section VIII.E.4 -- "Summary of the Plan--Conditions to Confirmation and Consummation." Based upon information currently available to them, Southern Mineral believes that the Consummation Date could occur as early as ten days following the Confirmation Date. Under this timetable, Southern Mineral would emerge from Chapter 11 within 60 to 90 days after the Petition Date. There can be no assurance, however, that this projected timetable can be achieved.

                                     VIII.

                              SUMMARY OF THE PLAN

A. Introduction

   Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11, a debtor is authorized to reorganize its business for the benefit of itself and its Creditors and shareholders. In

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addition to permitting rehabilitation of the debtor, another goal of Chapter 11 is to promote equality of treatment of Creditors and equity security holders, respectively, who hold substantially similar claims against or interests in the debtor and its assets. In furtherance of these two goals, upon the filing of a petition for relief under Chapter 11, Section 362 of the Bankruptcy Code provides for an automatic stay of substantially all acts and proceedings against the debtor and its property, including all attempts to collect claims or enforce liens that arose prior to the commencement of the Chapter 11 case.

   The consummation of a plan of reorganization is the principal objective of a Chapter 11 case. A plan of reorganization sets forth the means for satisfying claims against and interests in a debtor. Confirmation of a plan of reorganization by the Bankruptcy Court makes the plan binding upon the debtor, any issuer of securities under the plan, any person or entity acquiring property under the plan, and any creditor of or equity security holder in the debtor, whether or not such creditor or equity security holder (i) is impaired under or has accepted the plan or (ii) receives or retains any property under the plan. Subject to certain limited exceptions and other than as provided in the plan itself or the confirmation order, the confirmation order discharges the debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefor the obligations specified under the confirmed plan, and terminates all rights and interests of equity security holders.

   THE REMAINDER OF THIS SECTION PROVIDES A SUMMARY OF THE STRUCTURE AND MEANS FOR IMPLEMENTATION OF SOUTHERN MINERAL'S PLAN, AND OF THE CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS UNDER THE PLAN, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN (AS WELL AS THE EXHIBITS, APPENDICIES OR SCHEDULES THERETO AND DEFINITIONS THEREIN). THE PLAN IS ATTACHED HERETO AS
EXHIBIT I.

   THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT INCLUDE SUMMARIES OF THE PROVISIONS CONTAINED IN THE PLAN AND IN DOCUMENTS REFERRED TO THEREIN. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT DO NOT PURPORT TO BE PRECISE OR COMPLETE STATEMENTS OF ALL THE TERMS AND PROVISIONS OF THE PLAN OR DOCUMENTS REFERRED TO THEREIN, AND REFERENCE IS MADE TO THE PLAN AND TO SUCH DOCUMENTS FOR THE FULL AND COMPLETE STATEMENTS OF SUCH TERMS AND PROVISIONS.

   THE PLAN ITSELF AND THE DOCUMENTS REFERRED TO THEREIN CONTROL THE ACTUAL TREATMENT OF CLAIMS AGAINST AND INTERESTS IN SOUTHERN MINERAL UNDER THE PLAN AND WILL, UPON OCCURRENCE OF THE CONSUMMATION DATE, BE BINDING UPON ALL HOLDERS OF CLAIMS AGAINST AND INTERESTS IN SOUTHERN MINERAL, ITS ESTATE, REORGANIZED SOUTHERN MINERAL, ALL PARTIES RECEIVING PROPERTY UNDER THE PLAN, AND OTHER PARTIES IN INTEREST. IN THE EVENT OF ANY CONFLICT BETWEEN THIS DISCLOSURE STATEMENT, ON THE ONE HAND, AND THE PLAN OR ANY OTHER OPERATIVE DOCUMENT, ON THE OTHER HAND, THE TERMS OF THE PLAN AND/OR SUCH OTHER OPERATIVE DOCUMENT WILL CONTROL.

B. Voting on the Plan

 1. Voting Deadline

   A copy of this Disclosure Statement with the annexed Plan (including all Exhibits, appendicies or schedules to the Plan and this Disclosure Statement) is being distributed to certain Impaired Creditors and Impaired Interest holders. In addition, a Ballot, together with a postage-paid return envelope, is enclosed with each copy of this Disclosure Statement being delivered to those Impaired Creditors and Impaired Interest holders who are entitled to vote to accept or reject the Plan. Master Ballots will be provided under separate cover to Nominees. In order to be counted, all Ballots and Master Ballots indicating acceptance or rejection of the Plan MUST BE RECEIVED by the Voting Agent at its address set forth in Section XVI.J--The Solicitation; Voting Procedures--Further Information; Additional Copies no later than 5:00 p.m.
(Houston Time) on [    ], 1999 (the "Voting Deadline"), unless the Voting
Deadline is extended by Southern Mineral.

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

 2. Creditors Entitled to Vote on the Plan

   As more fully described below, the Plan designates 5 separate classes of Claims against and Interests in Southern Mineral (other than DIP Facility Claims, Administrative Claims, and Priority Tax Claims). See Section VIII.C-- "Summary of the Plan--Certain Matters Regarding Classification And Treatment Of Claims And Interests." Only the holders of Impaired Claims or Interests in Southern Mineral Classes 2, 3 and 5 are being solicited and are entitled to vote to accept or reject the Plan. In addition to holders of DIP Facility Claims, Administrative Claims and Priority Tax Claims (which are not classified under the Plan), pursuant to Section 1126(f) of the Bankruptcy Code, holders of Claims in Southern Mineral Classes 1 and 4 are not entitled to vote to accept or reject the Plan, and are deemed to have accepted the Plan, because such Classes are Unimpaired Claims under the Plan.

 3. Vote Required for Class Acceptance

   The Bankruptcy Court will determine whether sufficient acceptances have been received to confirm the Plan. An Impaired Class of Claims will have accepted the Plan if the holders of Claims in that Class voting in favor of the Plan (i) hold at least two-thirds ( 2/3) in aggregate amount of the Allowed Claims of the holders in such Class who actually cast votes with respect to the Plan and
(ii) comprise more than one-half ( 1/2) in number of the holders in such Class who actually cast votes with respect to the Plan. An Impaired class of Interests will have accepted the Plan if the holders of Interests in that class voting in favor of the Plan hold at least two-thirds in amount of the Allowed Interests actually casting votes with respect to the Plan.

 4. Counting of Ballots and Master Ballots for Determining Acceptance of the
 Plan

   Southern Mineral intends to count all Ballots and Master Ballots received prior to the Voting Deadline for purposes of determining whether each Impaired Class entitled to vote has accepted or rejected the Plan. Fed. R. Bankr. P. 3018(b) prescribes the conditions that must be satisfied in order to count the ballots solicited with respect to a plan of reorganization prior to the commencement of a Chapter 11 case. Rule 3018(b) requires that (i) the Chapter 11 plan must have been disseminated to substantially all impaired creditors and interest holders in the class(es) entitled to vote, (ii) the time prescribed for voting on the plan must not have been unreasonably short, and (iii) the solicitation must have been conducted in accordance with Section 1126(b) of the Bankruptcy Code, which requires that the solicitation be conducted in compliance with all applicable non-bankruptcy laws, rules, or regulations or, if there are no such applicable laws, rules or regulations, that the disclosure statement with respect to the plan contains "adequate information," as defined in Section 1125(a) of the Bankruptcy Code. Section 1125(a) defines "adequate information" as information of a kind and in sufficient detail as far as is reasonably practicable in light of the nature and history of a company and the condition of such company's books and records, that would enable a hypothetical reasonable investor typical of holders of claims or equity interests of the relevant class to make an informed judgment about the plan of reorganization.

   Southern Mineral believes that the requirements of Bankruptcy Rule 3018(b) will be satisfied. This Disclosure Statement and the Plan, together with all of the accompanying materials, are being transmitted to two classes of Impaired Creditors and one class of Impaired Interests. The solicitation period determined by the Board for voting on the Plan is approximately 20 Business Days, which is approximately the time normally prescribed by the SEC for an exchange offer pursuant to Rule 13e-4 under the Exchange Act. Southern Mineral believes that this Disclosure Statement contains adequate information (within the meaning of Section 1125(a)(1) of the Bankruptcy Code) for Impaired Creditors and Impaired Interest holders entitled to vote to accept or reject the Plan to make an informed judgment about the Plan.

C. Certain Matters Regarding Classification and Treatment of Claims and
Interests

   Section 1123 of the Bankruptcy Code provides that a plan of reorganization must classify the claims and interest of a debtor's creditors and equity interest holders. In accordance with Section 1123, the Plan divides Claims and Interests into Classes and sets forth the treatment for each Class (other than Administrative Claims

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

and Priority Tax Claims which, pursuant to Section 1123(a)(1), need not be and have not been classified). Southern Mineral also is required, under Section 1122 of the Bankruptcy Code, to classify Claims against and Interests in Southern Mineral into Classes that contain Claims and Interests that are substantially similar to the other Claims and Interests in such Class. Southern Mineral believes that the Plan has classified all Claims and Interests in accordance with the provisions of Section 1122, but once the Chapter 11 Case has been commenced, it is possible that a holder of a Claim or Interest may challenge Southern Mineral's classification of Claims and Interest and that the Bankruptcy Court may find that a different classification is required for the Plan to be confirmed. In that event, Southern Mineral intends, to the extent permitted by the Bankruptcy Code, the Plan, and the Bankruptcy Court, to make such reasonable modifications of the classifications under the Plan to permit confirmation and to use the Plan acceptances received in this Solicitation for purposes of obtaining the approval of the reconstituted Class or Classes of which each accepting holder ultimately is deemed to be a member. Any such reclassification could adversely affect the Class in which such holder initially was a member or any other Class under the Plan, by changing the composition of such Class and the vote required of that Class for approval of the Plan. Furthermore, a reclassification of a Claim or Interest after approval of the Plan could necessitate a resolicitation of acceptances of the Plan.

   The amount of any Impaired Claim that ultimately is allowed by the Bankruptcy Court may vary from the estimated allowed amount of such Claim and, accordingly, the total Claims ultimately allowed by the Bankruptcy Court with respect to each Impaired Class of Claims may also vary from the estimates contained herein with respect to the aggregate Claims in any Impaired Class. Thus, the value of the property that ultimately will be received by a particular holder of an Allowed Claim under the Plan may be adversely or favorably affected by the aggregate amount of Claims ultimately allowed in the applicable Class. There can be no assurance that the actual aggregate amounts of Allowed Claims in Impaired Classes will not materially exceed the aggregate amounts estimated by Southern Mineral. Thus, no representation can be or is being made with respect to the accuracy of the expected percentage recovery by the holder of an Allowed Claim in any particular Class.

   The classification of Claims and Interests and the nature of distributions to members of each Class are summarized below. Southern Mineral believes that the consideration, if any, provided under the Plan to holders of Claims and Interests reflects an appropriate resolution of its Claims and Interests, taking into account the differing nature and priority (including applicable contractual subordination) of such Claims and Interests. The Bankruptcy Court must find, however, that a number of statutory tests are met before it may confirm the Plan. Many of these tests are designed to protect the interests of holders of Claims or Interests who are not entitled to vote on the Plan, or do not vote to accept the Plan, but who will be bound by the provisions of the Plan if it is confirmed by the Bankruptcy Court. The "cramdown" provisions of
Section 1129(b) of the Bankruptcy Code, for example, permit confirmation of a Chapter 11 plan in certain circumstances even if the plan has not been accepted by all impaired classes of claims and interests. See Section VIII.E--"Summary of the Plan--Confirmation of the Plan." Although Southern Mineral believes that the Plan could be confirmed under Section 1129(b), there can be no assurance that the requirements of such section would be satisfied.

 1. Unclassified Claims

     (a) DIP Facility Claims (Unimpaired)

     DIP Facility Claims consist of the Claims of       arising under the DIP
  Facility. Southern Mineral estimates that the amount of the DIP Facility on the Consummation Date will be approximately $500,000.

     DIP Facility Claims consists of the priority Secured Claims arising under the DIP Facility. The DIP Facility is anticipated to be in the amount of $1.5 million. Southern Mineral's obligations under the DIP Facility and are entitled to priority over all other expenses of administration in the Chapter 11 Case, subject only to a carve-out (the "Carve-Out") in an aggregate amount not to exceed $150,000 for (i) the payment of Allowed Professional Fees incurred by Southern Mineral and any statutory committee appointed in the Chapter 11 Case (in addition to compensation previously awarded, whether or not paid),

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

  (ii) fees payable pursuant to 28 U.S.C. (S) 1930, and (iii) fees payable to the Clerk of the Bankruptcy Court. Under the Plan, the holder of an Allowed DIP Facility Claim will receive cash equal to the unpaid portion of such Allowed DIP Facility Claim or such other treatment as to which Southern Mineral and such holder have agreed upon in writing. As of the date of this Disclosure Statement, Southern Mineral has not finalized the terms of a proposed DIP Facility. Accordingly, Southern Mineral cannot, and does not, make any representations with respect to the estimated amount of DIP Facility Claims that will be Allowed in the Chapter 11 Case, if commenced.

     (b) Administrative Claims (Unimpaired)

     The Plan provides that Administrative Claims are Unimpaired. Administrative Claims consist of the actual and necessary costs and expenses of the Chapter 11 Case that are allowed under Sections 503(b) and 507(a)(1) of the Bankruptcy Code. They include, among other things, the cost of operating Southern Mineral's businesses following the Petition Date (e.g., the post-petition salaries and other benefits for Southern Mineral's employees, post-petition rent, amounts owed to vendors providing goods and services to Southern Mineral during the Chapter 11 Case, tax obligations incurred after the Petition Date, certain statutory fees and charges assessed under 28 U.S.C. (S) 1930 and the actual, reasonable fees and expenses of the professionals retained by Southern Mineral and the Creditors' Committee, if one is appointed, in the Chapter 11 Case. All payments to professionals in connection with the Chapter 11 Case for compensation and reimbursement of expenses and all payments to reimburse expenses of members of the Creditor's Committee (if one were to be appointed) would be made in accordance with the procedures established by the Bankruptcy Code and the Bankruptcy Rules and would be subject to approval of the Bankruptcy Court as being reasonable.

     Under the Plan, each holder of an Allowed Administrative Claim will receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Administrative Claim (a) Cash equal to the unpaid portion of such Allowed Administrative Claim, or (b) such other treatment as to which Southern Mineral and such holder have agreed upon in writing; provided however, that Allowed Administrative Claims with respect to liabilities incurred by Southern Mineral in the ordinary course of business during the Chapter 11 Case may be paid in the ordinary course of business in accordance with the terms and conditions of any agreement relating thereto.

     Southern Mineral anticipates that most of the Administrative Claims against Southern Mineral will be paid as they come due during the Chapter 11 Case and that the Administrative Claims to be paid on the Consummation Date will, for the most part, consist of the allowed but unpaid fees and expenses incurred by professionals retained in the Chapter 11 Case. As of the date of this Disclosure Statement, Southern Mineral has not commenced the Chapter 11 Case. Accordingly, Southern Mineral cannot, and does not, make any representations with respect to the estimated amount of Administrative Claims that will be Allowed in the Chapter 11 Case, if commenced.

     (c) Priority Tax Claims (Unimpaired)

     Priority Tax Claims are Unsecured Claims asserted by federal and state governmental authorities for taxes specified in Section 507(a)(8) of the Bankruptcy Code, such as certain income taxes, property taxes, excise taxes, and employment and withholding taxes. These Unsecured Claims are given a statutory priority in right of payment. The Plan provides that Priority Tax Claims, if any, are Unimpaired.

     Under the Plan, on, or as soon as reasonably practicable after, the later of (i) the Distribution Date or (ii) the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, each holder of an Allowed Priority Tax Claim shall receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Priority Tax Claim (a) Cash equal to the unpaid portion of such Allowed Priority Tax Claim, or (b) such other treatment as to which Southern Mineral and such holder shall have agreed upon in writing. Southern Mineral estimates that the aggregate amount of Allowed Priority Tax Claims will be approximately $320,000.

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 2. Classified Classes of Claims Against Southern Mineral

     (a) Southern Mineral Class 1--Other Priority Claims

     On, or as soon as reasonably practicable after, the later of (i) the Distribution Date or (ii) the date such Other Priority Claim becomes an Allowed Other Priority Claim, each holder of an Allowed Other Priority Claim shall receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Other Priority Claim (a) Cash equal to the unpaid portion of such Allowed Priority Tax Claim, or (b) such other treatment as to Southern Mineral, and such holder shall have agreed upon in writing.

     (b) Southern Mineral Class 2 Secured Claims

     The Allowed Secured Claims of the Class 2 Creditors shall be fully satisfied in the following manner:

       (iii) Borrowing Base Obligation. On, or as soon as reasonable practicable after the Consummation Date, the Agent will receive a single cash payment sufficient to reduce the principal balance of the Borrowing Base Obligation to the Remaining Loan Balance. Reorganized Southern Mineral will, on the Consummation Date, execute a promissory note in the amount of the Remaining Loan Balance and a loan and credit agreement in substantially the same form and substance as Appendix 2-a. attached hereto, together with such mortgages, deeds of trust and security agreements as are appropriate to continue the interests in Collateral that were held by the Class 2 Creditors on the Petition Date. The new loan and credit agreement will provide for at least the following terms:

        (A) A maximum loan availability based on a borrowing base of $20,000,000;

        (B) Borrowing base to reduce at $225,000 per month;

        (C) A maturity date of June 1, 2002;

        (D) Interest rate at prime or bank index rate with LIBOR option;
            and

        (E) Semi-annual borrowing base redetermination starting six months after the Consummation Date.

       (iv) Tranche A Obligation. To the extent of any Allowed Secured Tranche A Obligation, on, or as soon as reasonably practicable after the Consummation Date each holder of an Allowed Tranche A Obligation shall receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Secured Tranche A Obligation (a) Cash equal to the unpaid portion of such Allowed Secured Tranche A Obligation, or
    (b) such other treatment as to Southern Mineral, and such holder shall have agreed upon in writing.

      (c) Southern Mineral Class 3--Unsecured Claims of Debenture Holders

     On, or as soon as reasonably practicable after, the later of (i) the Distribution Date or (ii) the date a Debenture Claim becomes an Allowed Debenture Claim, each holder of an Allowed Debenture Claim shall receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Debenture Claim New Securities and Cash as follows: for each One Thousand Dollars ($1,000.00) in principal amount of Allowed Debenture Claims, the owner and holder on the Record Date shall receive (a) Two Hundred Forty-One and 50/100 Dollars ($241.50) in Cash, (b) Three Hundred Seventy-Seven and Eight-Tenths (377.8) shares of New Securities, and (c) Warrants to purchase an additional One Hundred Eighty-Eight and Nine-Tenths (188.9) shares of New Securities at $1.50 per share for three years.

     (d) Southern Mineral Class 4--Other Unsecured Claims

     On, or as soon as reasonably practicable after, the later of (i) the Distribution Date or (ii) the date such Other Unsecured Claim becomes an Allowed Other Unsecured Claim, each holder of an Allowed Other Unsecured Claim shall, at the sole election of Southern Mineral, receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Other Unsecured Claim either (a)

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  Cash equal to the unpaid portion of such Allowed Other Unsecured Claim, or
  (b) payment consistent with the credit terms extended by the holder of any such Allowed Other Unsecured Claim prior to the Confirmation Date, and leaving unaltered the legal, equitable and contractual rights to which the holder of any such Allowed Other Unsecured Claim is entitled as of the Confirmation Date.

     (e) Southern Mineral Class 5--Holders of Common Stock

     A Person that is the owner and holder of Common Stock on the Record Date will retain such Common Stock. However, as provided below and in the Stock Purchase Agreement on the Distribution Date Southern Mineral will issue a total of 45,957,447 new shares of New Securities to EnCap and 15,640,920 shares of New Securities and the Warrants to purchase 7,820,460 shares of Common Stock will be issued to holders of Allowed Unsecured Debenture Claims. The Bylaws and Restated Articles of Incorporation of Southern Mineral will be amended to provide the requisite authority to issue such New Securities.

D. Summary of Other Provisions of the Plan

 1. Exit Financing

   Southern Mineral anticipates that it will finalize the material terms of a new senior secured facility prior to the Confirmation Date, pursuant to which Southern Mineral would have access to sufficient working capital to maintain its operations. Southern Mineral has commenced discussions with various potential lenders. However, no definitive agreement has been reached with any entity at this time.

   Southern Mineral anticipates that the new senior secured facility, which would be used to (a) refinance amounts outstanding on the Consummation Date under the DIP Facility and (b) provide additional borrowing capacity to Reorganized Southern Mineral and the Affiliates following the Consummation Date.

 2. Releases and Satisfaction of Subordination Rights

   All Claims against Southern Mineral and all rights and claims between or among such holders relating in any manner whatsoever to any claimed subordination rights (if any), will be deemed satisfied by the distributions under, described in, contemplated by, and/or implemented by the Plan to holders of Claims having such subordination rights, and such subordination rights will be deemed waived, released, discharged, and terminated as of the Consummation Date, and all actions related to the enforcement of such subordination rights will be permanently enjoined. Distributions under, described in, contemplated by, and/or implemented by the Plan to the various Classes of Claims thereunder will not be subject to levy, garnishment, attachment, or like legal process by any holder of a Claim by reason of any claimed subordination rights or otherwise so that each holder of a Claim will have and receive the benefit of the distribution in the manner set forth in the Plan.

 3. Continued Corporate Existence

   Following confirmation and consummation of the Plan, Southern Mineral will continue to exist as a separate entity in accordance with the laws of the State of Nevada and pursuant to its respective certificates of incorporation and Bylaws, then, in effect prior to Consummation, except to the extent such documents are amended under the Plan. The Restated Certificate of Incorporation of Southern Mineral will be amended as necessary to satisfy the provisions of the Plan and the Bankruptcy Code and will include, among other things, pursuant to Section 1123(a)(6) of the Bankruptcy Code, (a) a provision prohibiting the issuance of non-voting equity securities, and if applicable, (b) a provision as to the classes of securities issued pursuant to the Plan. The Restated Certificate of Incorporation of Southern Mineral also will include, among other things, a provision authorizing a capital stock of 150 million shares of Common Stock, $.01 par value per share.

 4. Revesting of Assets

   Pursuant to Section 1141(b) of the Bankruptcy Code, all property of Southern Mineral's Estate, together with any property of any of them that is not property of its Estate and that is not specifically disposed of pursuant to the Plan, shall revest in Southern Mineral on the Confirmation Date. Thereafter, Southern Mineral

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may operate its business and may use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code, the Bankruptcy Rules, and the Bankruptcy Court. As of the Confirmation Date, all property of Southern Mineral shall be free and clear of all Claims and Interests, except as specifically provided in the Plan or the Confirmation Order. Without limiting the generality of the foregoing, Southern Mineral may, without application to or approval by the Bankruptcy Court, pay fees that it incurs after the Confirmation Date for professional fees and expenses.

 5. Distributions Under the Plan

     (a) General

     On or as soon as is practicable after the Consummation Date, to the extent that the Plan provides for distributions on account of Allowed Claims in the applicable Class, each holder of an Allowed Claim will receive the full amount of the distributions that the Plan provides for such Allowed Claims in the applicable Class. Beginning on the Distribution Date and every 180 days thereafter, distributions will also be made, pursuant to Articles III, VII, and IX of the Plan, respectively, to (a) holders of Claims to whom a distribution has become deliverable during the period since the immediately preceding distribution date and (b) to holders of Disputed Claims whose Claims were Allowed during the period since the immediately preceding distribution date. Such interim distributions will also be in the full amount that the Plan provides for Allowed Claims in the applicable Class.

     Except as otherwise provided in the Plan or the Confirmation Order, all Cash necessary for Reorganized Southern Mineral to make payments pursuant to the Plan will be obtained from Reorganized Southern Mineral's existing Cash balances, Reorganized Southern Mineral's ongoing operations, the proceeds from the EnCap Transaction or the new senior secured facility. Southern Mineral or such third party Disbursing Agent(s) as it may employ in its sole discretion will initially make all distributions of Cash, New Securities, Warrants and other property required to be distributed under the applicable provisions of the Plan. Any Disbursing Agent (including, if applicable, Reorganized Southern Mineral in its capacity as such) may employ or contract with other entities to assist in or make the distributions required by the Plan. Each Disbursing Agent will serve without bond, and each third party Disbursing Agent will receive, without further Bankruptcy Court approval, reasonable compensation for distribution services rendered pursuant to the Plan and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services from Reorganized Southern Mineral on terms acceptable to Reorganized Southern Mineral.

     Cash payments made pursuant to this Plan shall be in U.S. funds by the means agreed to by the payor and the payee, including by check or wire transfer, or, in the absence of an agreement, such commercially reasonable manner as the payor shall determine in its sole discretion; provided, however, that any cash payment in excess of $1,000,000 shall notwithstanding the foregoing, be effected by wire transfer.

     (b) Distributions for Claims Allowed as of the Consummation Date

     Except as otherwise provided in the Plan or as ordered by the Bankruptcy Court, distributions to be made on account of Claims that are Allowed Claims as of the Consummation Date will be made on the Distribution Date, or as soon thereafter as practicable. The New Securities to be issued will be deemed issued as of the Distribution Date regardless of the date on which they are actually distributed. Distributions on account of Claims that first became Allowed Claims after the Consummation Date shall be made pursuant to Articles III, VII, and IX of the Plan.

     (c) Record Date for Distributions to Holders of Debentures

     The record date for distributions to holders of Debentures will be the seventh (7th) Business Day following entry of the Confirmation Order (the "Distribution Record Date"). At the close of business on the Distribution Record Date, the transfer ledgers for the Debentures including, but not limited to the transfer ledgers of the Indenture Trustee, will be closed, and there will be no further changes in the record holders of the Debentures. Reorganized Southern Mineral, the Indenture Trustee, and the Disbursing

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  Agent, if any, will have no obligation to recognize any transfer of such
  Debentures occurring after the Distribution Record Date and will be entitled instead to recognize and deal for all purposes with only those record holders stated on the transfer ledgers as of the close of business on the Distribution Record Date.

     (d) Calculation of Distribution Amounts of Common Stock

     No fractional shares or units of New Securities will be issued or distributed under the Plan or by Reorganized Southern Mineral or any Disbursing Agent, indenture trustee, agent, or servicer. Each Person entitled to receive New Securities will receive the total number of whole shares of New Securities to which such Person is entitled. Whenever any distribution to a particular Person would otherwise call for distribution of a fraction of a share of Common Stock, the Disbursing Agent will round up to the next whole share in lieu of fractional shares. Upon the allocation of all of the whole shares authorized under the Plan, all remaining fractional portions of the entitlements will be cancelled and will be of no further force and effect.

     (e) Delivery of Distributions

     Distributions to holders of Allowed Claims will be made by the Disbursing Agent or the appropriate indenture trustee, agent, or servicer, as the case may be, (a) at the addresses set forth on the proofs of Claim filed by such holders (or at the last known addresses of such holders if no proof of Claim is filed or if Southern Mineral has been notified of a change of address, (b) at the addresses set forth in any written notices of address changes delivered to the Disbursing Agent after the date of any related proof of Claim, (c) at the addresses reflected in the Schedules if no proof of Claim has been filed and the Disbursing Agent has not received a written notice of a change of address, (d) in the case of the holder of a Claim that is governed by an indenture or other agreement and is administered by an indenture trustee, agent, or servicer, at the addresses contained in the official records of such indenture trustee, agent, or servicer, or (e) at the addresses set forth in a properly completed letter of transmittal accompanying securities properly remitted to Southern Mineral. If any holder's distribution is returned as undeliverable, no further distributions to such holder will be made unless and until the Disbursing Agent or the appropriate indenture trustee, agent, or servicer is notified of such holder's then current address, at which time all missed distributions will be made to such holder without interest. Amounts in respect of undeliverable distributions made through the Disbursing Agent or the indenture trustee, agent, or servicer shall be returned to Reorganized Southern Mineral until such distributions are claimed. All claims for undeliverable distributions must be made on or before the second (2nd) anniversary of the Consummation Date, after which date, all unclaimed property will revert to Reorganized Southern Mineral free of any restrictions thereon and the claim of any holder or successor to such holder with respect to such property will be discharged and forever barred, notwithstanding any federal or state escheat laws to the contrary.

     (f) Fractional Dollars: De Minimis Distributions

     Any other provision of the Plan notwithstanding, no payments of fractions of dollars will be made. Whenever any payment of a fraction of a dollar under the Plan would otherwise be called for, the actual payment made will reflect a rounding of such fraction to the nearest whole dollar (up or down), with half dollars being rounded down. The Disbursing Agent, or any indenture trustee, agent, or servicer, as the case may be, will not make any payment of less than twenty-five dollars ($25.00) with respect to any Claim unless a request therefor is made in writing to such Disbursing Agent, indenture trustee, agent, or servicer, as the case may be.

 6. Resolution and Treatment of Disputed, Contingent, and Unliquidated Claims

     (a) Objection Deadline: Prosecution of Objections

     Southern Mineral or Reorganized Southern Mineral, as the case may be, will be allowed up to 120 days after the Consummation Date (unless extended by an order of the Bankruptcy Court) to file objections to Claims with the Bankruptcy Court and serve such objections upon the holders of each of the

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  Claims to which objections are made. Notwithstanding the foregoing, nothing contained in the Plan will limit Reorganized Southern Mineral's right to object to Claims, if any, filed or amended more than 120 days after the Consummation Date.

     (b) No Distributions Pending Allowance

     No payments or distributions will be made with respect to all or any portion of a Disputed Claim unless and until all objections to such Disputed Claim have been settled or withdrawn or have been determined by Final Order, and the Disputed Claim, or some portion thereof, has become an Allowed Claim. Disputed Claims are Claims, or portions of Claims, that are neither Allowed Claims not Disallowed Claims and include, but are not limited to, Claims that have not been scheduled by Southern Mineral; Claims that have been scheduled at zero or as contingent, unliquidated or disputed; Claims that are the subject of a proof of Claim that differs in nature, amount, or priority from Southern Mineral's Schedules; and Claims that have not yet been allowed or disallowed by a Final Order.

     (c) Distribution Reserve

     Reorganized Southern Mineral or the Disbursing Agent, as the case may be, will, on the Consummation Date or as soon thereafter as practicable, establish and fund (from the Cash, Common Stock, or other property to be distributed under the Plan) the Distribution Reserve. In general, the purpose of the Distribution Reserve is to ensure that sufficient Cash or other property is set aside to distribute to holders of Disputed Claims the amounts to which they are entitled under the Plan if, as, and when their Disputed Claims become Allowed Claims. The amount of Cash or other property to be withheld by the Disbursing Agent on account of each Disputed Claim will be determined in accordance with the provisions of Article IX.C.1 of the Plan.

     Neither the Disbursing Agent, nor any other party, shall be entitled to vote any shares of the Common Stock held in the Distribution Reserve. In the event that any matter requires approval by the shareholders of Reorganized Southern Mineral prior to the distribution or cancellation of all shares of Common Stock from the Distribution Reserve, the shares of Common Stock held by the Disbursing Agent shall be deemed not to have been issued, for voting purposes only.

     (d) Distributions After Allowance

     Reorganized Southern Mineral or the Disbursing Agent, as the case may be, will make payments and distributions from the Distribution Reserve to each holder of a Disputed Claim that has become an Allowed Claim in accordance with the provisions of the Plan governing the Class of Claims to which such holder belongs. On the next succeeding interim distribution date after the date that the order or judgment of the Bankruptcy Court allowing all or part of such Claim becomes a Final Order, the Disbursing Agent will distribute to the holder of such Claim any Cash, New Securities, or other property in the Distribution Reserve that would have been distributed on the Distribution Date had such Allowed Claim been Allowed on the Distribution Date. After a Final Order has been entered, or other final resolution has been reached, with respect to each Disputed Claim (i) New Securities held in the Distribution Reserve will be distributed Pro Rata to holders of Allowed Claims entitled thereto under the terms of the Plan and
  (ii) any Cash or other property remaining in the Distribution Reserve will become property of Reorganized Southern Mineral. All distributions made under Article IX.D of the Plan on account of an Allowed Claim will be made together with any dividends, payments, or other distributions made on account of, as well as any obligations arising from, the distributed property, as if such Allowed Claim had been an Allowed Claim on the Distribution Date. In no event, however, will the Disbursing Agent be required to make distributions under Article IX.D of the Plan more frequently than once every 180 days or to make any individual payments in an amount less than $25.00.

 7. Surrender and Cancellation of Securities or Instruments

   On or before the Distribution Date, or as soon as practicable thereafter, each holder of an instrument evidencing a Claim on account of Debentures (a "Certificate") must surrender such Certificate to the Disbursing Agent, or, with respect to indebtedness that is governed by an indenture or other agreement, the

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respective indenture trustee, agent, or servicer, as the case may be, and such
Certificate will be cancelled. No distribution of property under the Plan will be made to or on behalf of any such holder unless and until the Certificate is received by the Disbursing Agent or the respective indenture trustee, agent, or servicer, as the case may be, or the unavailability of such Certificate is reasonably established to the satisfaction of the Disbursing Agent or the respective indenture trustee, agent, or servicer, as the case may be. Any such owner and holder who fails to surrender or cause to be surrendered such Certificate or fails to execute and deliver an affidavit of loss and indemnity reasonably satisfactory to the Disbursing Agent or the respective indenture trustee, agent, or servicer, as the case may be, prior to the second (2nd) anniversary of the Consummation Date, will be deemed to have forfeited all rights and Claims in respect of such Certificate and will not participate in any distribution hereunder, and all property in respect of such forfeited distribution, including interest accrued thereon, will revert to Reorganized Southern Mineral notwithstanding any federal or state escheat laws to the contrary.

 8. Treatment of Executory Contracts and Unexpired Leases

   Under Section 365 of the Bankruptcy Code, Southern Mineral has the right, subject to Bankruptcy Court approval, to assume or reject any executory contracts or unexpired leases. If Southern Mineral rejects an executory contract or unexpired lease that was entered into before the Petition Date, it will be treated as if it had been breached on the date immediately preceding the Petition Date, and the other party to the agreement may assert a General Unsecured Claim for damages incurred as a result of the rejection. In the case of rejection of employment agreements and real property leases, damages are subject to certain limitations imposed by Sections 365 and 502 of the Bankruptcy Code.

     (a) Assumed Contracts and Leases; Related Payments

     Except as otherwise provided in the Plan, or in any contract, instrument, release, indenture or other agreement or document entered into in connection with the Plan, as of the Consummation Date, Southern Mineral will be deemed to have assumed each executory contract and unexpired lease to which it is a party, unless such contract or lease (i) was previously assumed or rejected by Southern Mineral, (ii) previously expired or terminated pursuant to its own terms, (iii) is set forth on [Schedule VIII-A] to the Plan, or (iv) is the subject of a motion to reject filed on or before the Confirmation Date. The Confirmation Order will constitute an order of the Bankruptcy Court under Section 365 of the Bankruptcy Code approving the contract and lease assumptions described above, as of the Consummation Date. The Confirmation Order will also provide for the rejection of those unexpired leases and executory contracts specified on
  Schedule VIII-A to the Plan.

     Each executory contract and unexpired lease that is assumed and relates to the use, acquisition, or occupancy of real property will include (a) all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affect such executory contract or unexpired lease and
  (b) all executory contracts or unexpired leases appurtenant to the premises, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, usufructs, reciprocal easement agreements, vaults, tunnel or bridge agreements or franchises, and any other interests in real estate or rights in rem related to such premises, unless any of the foregoing agreements has been rejected pursuant to an order of the Bankruptcy Court that may be entered prior to, at or after Confirmation, including the Confirmation Order, or is the subject of a motion to reject filed on or before the Confirmation Date.

     Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default will be satisfied, under Section 365(b)(1) of the Bankruptcy Code, at the option of Southern Mineral, or the assignee of Southern Mineral assuming such contract or lease, by cure. If there is a dispute regarding (i) the nature or amount of any cure, (ii) the ability of a Reorganized Company or any assignee to provide "adequate assurance of future performance" (within the meaning of Section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (iii) any other matter pertaining to assumption, the dispute will be brought before the Bankruptcy Court, and cure will occur following the

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  entry of a Final Order resolving the dispute and approving the assumption or assumption and assignment, as the case may be.

     (b) Rejected Contracts and Leases: Bar to Rejection Damages

     As of the date of this Disclosure Statement, Southern Mineral has not determined that any of the executory contracts and unexpired leases to which it is a party will be rejected, provided, however, that pursuant
  Section 365(d)(2) of the Bankruptcy Code, Southern Mineral reserves the right, at any time prior to the Confirmation Date, to seek to reject any executory contract or unexpired lease to which it is a party.

     If the rejection by Southern Mineral, pursuant to the Plan or otherwise, of an executory contract or unexpired lease results in a Claim that is not theretofore evidenced by a timely proof of claim or a proof of claim that is deemed to be filed timely under applicable law, then such Claim will be forever barred and unenforceable against Southern Mineral, or Reorganized Southern Mineral, or the properties of any of them, unless a proof of Claim is filed with the clerk of the Bankruptcy Court and served on counsel for Southern Mineral within thirty (30) days after service of the earlier of
  (i) notice of entry of the Confirmation Order or (ii) other notice that the executory contract or unexpired lease has been rejected.

   (c) Compensation and Benefit Programs

     Except and to the extent previously assumed by an order of the Bankruptcy Court on or before the Confirmation Date and except as set forth below, all employee compensation and benefit programs of Southern Mineral, including programs subject to Sections 1114 and 1129(a)(13) of the Bankruptcy Code, entered into before or after the Petition Date and not since terminated are revested and will be deemed to be, and will be treated as though they are, executory contracts that are assumed under Article VIII.A of the Plan, but only to the extent that rights under such programs are held by Southern Mineral or Persons who are employees of any of Southern Mineral as of the Confirmation Date, and Southern Mineral's obligations under such programs to persons who are employees of Southern Mineral on the Confirmation Date will survive confirmation of the Plan, except for (i) executory contracts or unexpired leases specifically rejected pursuant to prior Final Order or the Plan (to the extent such rejection does not violate Sections 1114 and 1129(a)(13) of the Bankruptcy
  Code) and (ii) executory contracts or unexpired leases as have previously been rejected, are the subject of a motion to reject, or have been specifically waived by the beneficiaries of any leases or contracts. In addition, pursuant to the requirements of Section 1129(a)(13) of the Bankruptcy Code, the Plan provides for the continuation of payment by Southern Mineral of all "retiree benefits," as defined in Section 1114(a) of the Bankruptcy Code, if any, at previously established levels.

 9. Retention of Jurisdiction

   Pursuant to Sections 105(a) and 1142 of the Bankruptcy Code, and notwithstanding entry of the Confirmation Order and occurrence of the Consummation Date, the Bankruptcy Court will, to the fullest extent permitted by law, retain exclusive jurisdiction over all matters arising out of, and related to, the Chapter 11 Case and the Plan, as more fully set forth in
Article XII of the Plan.

 10. Bar Dates for Certain Claims

     (a) Administrative Claims: Substantial Contribution Claims

     The Confirmation Order will establish an Administrative Claims Bar Date for filing Administrative Claims, including Substantial Contribution Claims (except for Professional Fees and the expenses of the members of the Creditors' Committee (if one has been appointed)), which date will be 45 days after the Confirmation Date. Holders of asserted Administrative Claims, except for Professional Fees and the expenses of the members of the Creditors' Committee (if one has been appointed), not paid prior to the Confirmation Date must file and serve on Southern Mineral proofs of Claim on or before such Administrative Claims Bar Date or forever be barred from doing so. The notice of Confirmation to be

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  delivered pursuant to Fed. R. Bankr. P. 3020(c) and 2002(f) will set forth such date and constitute notice of this Administrative Claims Bar Date. Southern Mineral, or Reorganized Southern Mineral, as the case may be, will have 45 days (or such longer period as may be allowed by order of the Bankruptcy Court) following the Administrative Claims Bar Date to review and object to such Administrative Claims before a hearing for determination of allowance of such Administrative Claims.

     (b) Professional Fee Claims

     All final requests for compensation or reimbursement of Professional Fees pursuant to Sections 327, 328, 330, 331, 503(b) or 1103 of the Bankruptcy Code for services rendered to Southern Mineral or the Creditors' Committee (if one has been appointed) prior to the Consummation Date (other than requests under Section 503(b)(4) of the Bankruptcy Code by any Professional or other entity for making a substantial contribution in the Chapter 11 Case), must be filed and served on Reorganized Southern Mineral and its counsel no later than 45 days after the Consummation Date, unless otherwise ordered by the Bankruptcy Court. Objections to applications of such Professionals or other entities for compensation or reimbursement of expenses must be filed and served on Reorganized Southern Mineral and its counsel, and the requesting Professional or other entity no later than 45 days (or such longer period as may be allowed by order of the Bankruptcy Court) after the date on which the applicable application for compensation or reimbursement was served.

 11. Miscellaneous

     (a) Interest on Claims

     Unless otherwise specifically provided for in the Plan or Confirmation Order, or required by applicable bankruptcy law, post-petition interest will neither accrue nor be paid on Unsecured Claims, and no holder of an Unsecured Claim will be entitled to interest accruing on or after the Petition Date on any Unsecured Claim. In addition, interest will neither accrue nor be paid upon any Disputed Claim in respect of the period from the Petition Date to the date a final distribution is made thereon if and after such Disputed Claim becomes an Allowed Claim.

     (b) Preservation of Rights of Action; Settlement of Litigation Claims

     Except as otherwise provided in the Plan, the Confirmation Order, or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with Section 1123(b) of the Bankruptcy Code, Reorganized Southern Mineral will retain all claims, rights or causes of action, suits, and proceedings, whether in law or in equity, whether known or unknown, that Southern Mineral or its Estate may hold against any Person or entity (collectively, "Litigation Claims"), and may enforce, sue on, settle, or compromise (or decline to do any of the foregoing) any or all of such Litigation Claims. The failure of Southern Mineral to specifically list any claim, right of action, suit, or proceeding herein or in the Plan does not, and will not be deemed to constitute a waiver or release by Southern Mineral of such claim, right of action, suit, or proceeding, and Reorganized Southern Mineral will retain the right to pursue additional Claims, rights of action, suits or proceedings. In addition, at any time after the Petition Date and before the Consummation Date, notwithstanding anything in the Plan to the contrary, Southern Mineral or Reorganized Southern Mineral may settle some or all of the Litigation Claims with the approval of the Bankruptcy Court pursuant to Fed. R. Bankr. P. 9019.

     (c) Withholding and Reporting Requirements

     In connection with the Plan and all distributions thereunder, Reorganized Southern Mineral shall comply with all withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority, and all distributions hereunder shall be subject to any such withholding and reporting requirements. The Disbursing Agent shall be authorized to take any and all action that may be necessary or appropriate to comply with such withholding and reporting requirements.

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E. Confirmation of the Plan

   Described below are certain important considerations under the Bankruptcy Code in connection with confirmation of the Plan.

 1. Confirmation Hearing

   Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a hearing on confirmation of the Plan (the "Confirmation Hearing"). Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of the Plan.

   If Southern Mineral files a petition for relief under Chapter 11 of the Bankruptcy Code and seeks confirmation of the Plan, the Bankruptcy Court will schedule a Confirmation Hearing. Southern Mineral will provide notice of the Confirmation Hearing to all known Creditors and Interest holders or their representatives (the "Confirmation Notice"). The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing or any adjournment thereof. Objections to confirmation must be filed and served in the manner and within the time set forth in the Confirmation Notice and must (a) be in writing, (b) comply with the Bankruptcy Rules and the local bankruptcy rules, (c) set forth the name of the objector, and the nature and amount of any Claim or Interest asserted by the objector against or in Southern Mineral, the applicable Estate or its property, and (d) state with particularity the legal and factual bases for the objection. OBJECTIONS TO CONFIRMATION THAT ARE NOT TIMELY FILED AND SERVED WILL NOT BE CONSIDERED BY THE BANKRUPTCY COURT AND WILL BE OVERRULED.

 2. Requirements for Confirmation of the Plan

     (a) The Plan complies with the applicable provisions of the Bankruptcy
  Code.

     (b) Southern Mineral has complied with the applicable provisions of the Bankruptcy Code.

     (c) The Plan has been proposed in good faith and not by any means forbidden by law.

     (d) Any payment made or promised by Southern Mineral or by a person issuing securities or acquiring property under the Plan for services or for costs and expenses in, or in connection with, the Chapter 11 Case, or in connection with the Plan and incident to the Chapter 11 Case, has been disclosed to the Bankruptcy Court, and any such payment made before confirmation of the Plan is reasonable, or if such payment is to be fixed after confirmation of the Plan, such payment is subject to the approval of the Bankruptcy Court as reasonable.

     (e) Southern Mineral has disclosed (i) the identity and affiliations of
  (x) any individual proposed to serve, after confirmation of the Plan, as a director, officer, or voting trustee of Reorganized Southern Mineral, (y) any affiliate of Southern Mineral participating in a plan with Southern Mineral, or (z) any successor to Southern Mineral under the Plan (and the appointment to, or continuance in, such office of such individual(s) is consistent with the interests of Creditors and Interest holders and with public policy), and (ii) the identity of any insider that will be employed or retained by Southern Mineral and the nature of any compensation for such insider.

     (f) With respect to each Class of Claims or Interests, each Impaired Creditor and Impaired Interest holder either has accepted the Plan or will receive or retain under the Plan on account of the Claims or Interests held by such entity, property of a value, as of the Consummation Date, that is not less than the amount that such entity would receive or retain if Southern Mineral was liquidated on such date under Chapter 7 of the Bankruptcy Code. See Section XIV.B--"Feasibility of the Plan--Best Interests Test."

     (g) The Plan provides that Administrative Claims and Priority Claims other than Priority Tax Claims will be paid in full on the Consummation Date and that Priority Tax Claims will receive on account of such Claims deferred cash payments, over a period not exceeding six years after the date of assessment of

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

  such Claims, of a value, as of the Consummation Date, equal to the Allowed Amount of such Claims, except to the extent that the holder of any such Claim has agreed to a different treatment.

     (h) If a Class of Claims is Impaired under the Plan, at least one Class of Impaired Claims has accepted the Plan, determined without including any acceptance of the Plan by insiders holding Claims in such Class.

     (i) Confirmation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of Southern Mineral or any successor to Southern Mineral under the Plan, unless such liquidation or reorganization is proposed in the Plan. See Section XIV.A-- "Feasibility of the Plan."

     (j) The Plan provides for the continuation after the Consummation Date of all retiree benefits, if any, at the level established pursuant to
  Section 1114(e)(1)(B) or 1114(g) of the Bankruptcy Code, at any time prior to confirmation of the Plan for the duration of the period Southern Mineral has obligated itself to provide such benefits.

     Southern Mineral believes that, upon receipt of the Requisite Acceptances, the Plan will satisfy all the statutory requirements of Chapter 11 of the Bankruptcy Code, that Southern Mineral has complied or will have complied with all of the requirements of Chapter 11, and that the Plan is being proposed and will be submitted to the Bankruptcy Court in good faith.

 3. Confirmation Without Acceptance of All Impaired Classes--"Cramdown"

   Southern Mineral may request confirmation of the Plan, as it may be modified from time to time, under Section 1129(b) of the Bankruptcy Code, and has reserved the right to modify the Plan to the extent, if any, that confirmation pursuant to Section 1129(b) of the Bankruptcy Code requires modification.

   Section 1129(b) of the Bankruptcy Code provides that a plan can be confirmed even if it is not accepted by all impaired classes of claims and interests, as long as at least one impaired class of claims (without including any acceptances of the plan by an insider) has accepted it. Thus, if the Requisite Acceptances are received, the Bankruptcy Court may confirm the Plan notwithstanding the rejection, deemed or otherwise, of an Impaired Class of Claims or Interests if the Plan "does not discriminate unfairly" and is "fair and equitable" as to each Impaired Class that has rejected, or is deemed to have rejected, the Plan.

   A plan does not discriminate unfairly within the meaning of the Bankruptcy Code if a rejecting impaired class is treated equally with respect to other classes of equal rank. A plan is fair and equitable as to a class of secured claims that rejects the plan if, among other things, the plan provides (a)(i) that the holders of claims in the rejecting class retain the liens securing those claims (whether the property subject to those liens is retained by the debtor or transferred to another entity) to the extent of the allowed amount of such claims and (ii) that each holder of a claim in the rejecting class receives on account of its claim deferred cash payments totaling at least the allowed amount of that claim, of a value, as of the effective date of the plan, of at least the value of the holder's interest in the estate's interest in such property; (b) for the sale, subject to Section 363(k) of the Bankruptcy Code, of any property that is subject to the liens securing the claims included in the rejecting class, free and clear of the liens, with the liens to attach to the proceeds of the sale, and the treatment of the liens on proceeds under clause (a) or (c) of this subparagraph; or (c) for the realization by such holders of the indubitable equivalent of such claims.

   A plan is fair and equitable as to a class of unsecured claims that rejects the plan, if, among other things, the plan provides (a) that each holder of a claim in the rejecting class will receive or retain on account of its claim property that has a value, as of the effective date of the plan, equal to the allowed amount of the claim; or (b) that no holder of a claim or interest that is junior to the claims of the rejecting class will receive or retain under the plan any property on account of such junior claim or interest.

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

   A plan is fair and equitable as to a class of equity interests that rejects the plan if the plan provides (a) that each holder of an interest included in the rejecting class receive or retain on account of that interest property that has a value, as of the effective date of the plan, equal to the greatest of the allowed amount of any fixed liquidation preference to which such holder is entitled, any fixed redemption price to which such holder is entitled, or the value of such interest; or (b) that no holder of an interest that is junior to the interest of the rejecting class will receive or retain under the plan any property on account of such junior interest.

   Southern Mineral believes that the Plan may be confirmed pursuant to the above-described "cramdown" provisions, over the dissent of certain Classes of Claims and Interests, in view of the treatment proposed for such Classes. In addition, Southern Mineral does not believe that the Plan unfairly discriminates against any dissenting Class because all dissenting Classes of equal rank are treated equally under the Plan.

 4. Conditions to Confirmation and Consummation

     (a) Conditions to Confirmation:

   The following are conditions precedent to confirmation of the Plan:

       (i) The Plan shall have been accepted by at least one Impaired Class and

       (ii) the Confirmation Order shall be in form and substance acceptable to Southern Mineral and EnCap.

     (b) Conditions to Consummation:

   The following are conditions precedent to the occurrence of the Consummation Date, each of which may be satisfied or waived in accordance with
Article X.C of the Plan:

       (i) The Confirmation Order in form and substance reasonably acceptable to Southern Mineral and EnCap confirming the Plan must have become a Final Order and must, among other things, provide that:

          (A) Southern Mineral and Reorganized Southern Mineral are authorized and directed to take actions necessary or appropriate to enter into, implement and consummate the contracts, instruments, releases, leases and other agreements or documents created in connection with the Plan and the EnCap Transaction;

         (B) the provisions of the Confirmation Order are nonseverable and mutually dependent;

         (C) all executory contracts or unexpired leases assumed or assumed and assigned by Southern Mineral during the Chapter 11 Case or under the Plan shall remain in full force and effect for the benefit of Reorganized Southern Mineral or it assignees notwithstanding any provision in such contract or lease (including those described in Sections 365(b)(2) and (f) of the Bankruptcy
      Code) that prohibits such assignment or transfer or that enables, permits or requires termination of such contract or lease;

         (D) all property of the Estate will vest in Reorganized Southern Mineral with title to such property being free and clear of all liens, charges, Claims, encumbrances, or interest, except as expressly provided in the Plan or Confirmation Order;

         (E) except as expressly provided in the Plan, Southern Mineral and Reorganized Southern Mineral are discharged effective upon the Confirmation Date from any "debt" (as that term is defined in Section 101(12) of the Bankruptcy Code), and all liability in respect of such debt is extinguished completely, whether reduced to judgment or not, liquidated or unliquidated, contingent or noncontingent, asserted or unasserted, fixed or unfixed, matured or unmatured, disputed or undisputed, legal or equitable, or known or unknown, or that arose from any agreement of Southern Mineral that has either been assumed or rejected in the Chapter 11 Case or pursuant to the Plan, or obligation of Southern Mineral incurred before the Confirmation Date,

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

      including, without limitation, all interest, if any, on any such debts, whether such interest accrued before or after the Petition Date;

         (F) the Plan does not provide for the liquidation of all or substantially all of the property of Southern Mineral and its confirmation is not likely to be followed by liquidation of the Reorganized Southern Mineral or the need for further financial reorganization;

         (G) the New Securities and Warrants issued under the Plan to holders of Debentures are exempt from registration under the Securities Act of 1933 pursuant to Section 1145 of the Bankruptcy Code, except to the extent that holders of the New Securities are "underwriters," as that term is defined in Section 1145 of the Bankruptcy Code.

         (H) the following agreements in form and substance satisfactory to Southern Mineral and EnCap, shall have been executed and delivered, and all conditions precedent thereto shall have been satisfied:

                .an amendment to the Restated Articles of Incorporation and of
             Southern Mineral;

                .the Amended Credit Facility; and

                .Stock Purchase Agreement for the EnCap Transaction.

          (I) All actions, documents and agreements necessary to implement the Plan shall have been effected or executed.

       (c) Waiver of Conditions.

   The conditions set forth in Article X of the Plan, other than those set forth in Articles X.A and X.B.1, may be waived in whole or in part by Southern Mineral or Reorganized Southern Mineral without further notice or a hearing.

 5. Modifications and Amendments

   Southern Mineral may alter, amend, or modify the Plan or any Exhibits, appendicies or schedules thereto under Section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Date. After the Confirmation Date and prior to "substantial consummation" of the Plan, as defined in Section 1101(2) of the Bankruptcy Code, Southern Mineral may, under Section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan, the Disclosure Statement approved with respect to the Plan, or the Confirmation Order, and such matters as may be necessary to carry out the purpose and effect of the Plan so long as such proceedings do not adversely affect the treatment of holders of Claims or Interests under the Plan; provided, however, that prior notice of such proceedings shall be served in accordance with the Bankruptcy Rules or order of the Bankruptcy Court.

F. Effects of Confirmation

 1. Balancing Effect

   From and after the Consummation Date, the Plan will be binding upon and inure to the benefit of Southern Mineral, all present and former holders of Claims against and Interests in Southern Mineral, whether or not such holders will receive or retain any property or interest in property under the Plan, their respective successors and assigns, including, but not limited to Reorganized Company, and all parties-in-interest in the Chapter 11 Case.

 2. Discharge of Southern Mineral

   All consideration distributed under the Plan will be in exchange for, and in complete satisfaction, settlement, discharge, and release of, all Claims of any nature what so ever against Southern Mineral or any of its assets or properties, and, except as otherwise provided in the Plan or in the Confirmation Order, and

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

regardless of whether any property will have been distributed or retained pursuant to the Plan on account of such Claims, upon the Consummation Date, Southern Mineral shall be deemed discharged and released under Section 1141(d)(1)(A) of the Bankruptcy Code from any and all Claims, including, but not limited to demands and liabilities that arose before the Confirmation Date, any liability (including withdrawal liability) to the extent such Claims relate to services performed by employees of Southern Mineral prior to the Petition Date and that arises from a termination of employment or a termination of any employee or retiree benefit program regardless of whether such termination occurred prior to or after the Confirmation Date, and all debts of the kind specified in Sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (a) a proof of Claim based upon such debt is filed or deemed filed under
Section 501 of the Bankruptcy Code, (b) a Claim based upon such debt is allowed under Section 502 of the Bankruptcy Code, or (c) the holder of a Claim based upon such debt accepted the Plan. The Confirmation Order will constitute a judicial determination of discharge of all liabilities of Southern Mineral, subject to the Consummation Date occurring.

 3. Permanent Injunction

   Except as otherwise expressly provided in the Plan or the Confirmation Order, all entities who have held, hold or may hold Claims against, or Interest in, Southern Mineral will be permanently enjoined, on and after the Consummation Date, from (i) commencing or continuing in any manner any action or other proceeding of any kind with respect to any such Claim or Interest,
(ii) the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or order against Southern Mineral on account of any such Claim or Interest, (iii) creating, perfecting or enforcing any encumbrance of any kind against Southern Mineral or against the property or interests in property of Southern Mineral on account of any such Claim or Interest and (iv) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due from Southern Mineral or against the property or interests in property of Southern Mineral on account of any such Claim or Interest. The foregoing injunction will extend to successors of Southern Mineral (including, without limitation, Reorganized Southern Mineral) and its respective properties and interests in property.

 4. Exculpation and Limitation on Liability

   Neither Reorganized Southern Mineral, nor any statutory committee appointed in the Chapter 11 Case, nor any of their respective present or former members, officers, directors, employees, advisors, attorneys, or agents, will have or incur any liability to any holder of a Claim or an Interest, or any other party in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys, or affiliates, or any of their successors or assigns, for any act or omission in connection with, relating to, or arising out of, the Solicitation, the Chapter 11 Case, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their willful misconduct, and in all respects shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

   Notwithstanding any other provision of the Plan, no holder of a Claim or Interest, no other party in interest, none of their respective agents, employees, representatives, financial advisors, attorneys, or affiliates, and no successors or assigns of the foregoing, will have any right of action against Reorganized Southern Mineral, or any statutory committee appointed in the Chapter 11 Case, or any of their respective present or former members, officers, directors, employees, advisors, attorneys, or agents, for any act or omission in connection with, relating to, or arising out of the Solicitation, the Chapter 11 Case, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their willful misconduct.

   The foregoing exemption and limitation on liability will not, however, in any manner limit, abridge or otherwise affect the rights, if any, of Reorganized Southern Mineral to enforce, sue on, settle, or compromise the Litigation Claims retained pursuant to Article IV.F of the Plan.

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                                      IX.

                   TREATMENT OF TRADE CREDITORS AND EMPLOYEES
                             DURING CHAPTER 11 CASE

A. Trade Creditors

   If Southern Mineral commences the Chapter 11 Case and seeks confirmation of the Plan, all trade claims arising after the Petition Date will be paid in accordance with normal trade credit terms.

B. Employees

   If Southern Mineral commences the Chapter 11 Case and seeks confirmation of the Plan, Southern Mineral intends that salaries, wages, accrued paid vacation, health related benefits, (other than the severance benefits of senior management, see [Section IV.D -- "Corporate Structure and Management of Southern Mineral--Employment Agreements"]) and similar employee benefits will be unaffected. Employee benefit claims that accrue pre-petition will be Unimpaired under the terms of the Plan. To ensure the continuity of Southern Mineral's work force and to further accommodate the Unimpaired treatment of employee benefits, Southern Mineral intends to seek the approval of the Bankruptcy Court (on, or as soon as possible after, the Petition Date) to honor payroll checks outstanding as of the Petition Date (or to issue replacement checks), to permit employees to use their accrued vacation time (as long as they remain employees of Southern Mineral) and to continue paying medical benefits under Southern Mineral's health plan. There can be no assurance that the Bankruptcy Court would permit payment of pre-petition claims of employees at that time or if it does, that it would not impose limitations on such payments. Employee claims and benefits not paid or honored, as the case may be, prior to consummation of the Plan will be paid or honored in full upon consummation of the Plan or as soon thereafter as such payment or other obligation becomes due or performable.

                                       X.

                      FINANCING DURING THE CHAPTER 11 CASE

A. The DIP Facility

   THE FOLLOWING IS A SUMMARY OF CERTAIN TERMS OF THE PROPOSED DIP FACILITY AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DIP FACILITY AGREEMENT. CERTAIN TERMS USED HEREIN AND NOT OTHERWISE DEFINED HEREIN HAVE THE MEANINGS ASSIGNED TO THEM IN THE DIP FACILITY AGREEMENT. A COPY OF THE DIP FACILITY AGREEMENT WILL BE FILED WITH THE BANKRUPTCY COURT IF SOUTHERN MINERAL SEEKS AUTHORITY TO ENTER INTO THE DIP FACILITY. AS OF THE DATE OF THIS DISCLOSURE STATEMENT, SOUTHERN MINERAL INTENDS TO SEEK BANKRUPTCY COURT APPROVAL OF THE DIP FACILITY IF SOUTHERN MINERAL COMMENCES THE CHAPTER 11 CASE. HOWEVER, NO BINDING COMMITMENT FOR A DIP FACILITY HAS BEEN RECEIVED AND AGREED TO BY SOUTHERN MINERAL.

 1. General.

   In order to insure operating liquidity during the period that Southern Mineral operator as a debtor in possession, Southern Mineral has requested that provide a revolving, secured loan of $1.5 million. The DIP facility will earn interest at the per annum rate of the prime or index rate plus 2% and will be payable on the Distribution Date.

 2. Security

   The DIP Facility Claims will be (a) entitled to superpriority claim status under Section 364(c)(1) of the Bankruptcy Code, subject only to a carve-out (the "Carve-Out") in an aggregate amount not to exceed

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

$250,000 for (i) the payment of Allowed Professional Fees incurred by Southern Mineral and any statutory committee appointed in the Chapter 11 Case (in addition to compensation preciously awarded, whether or not paid), (ii) fees payable pursuant to 28 U.S.C. (S) 1930, and (iii) fees payable to the Clerk of the Bankruptcy Court; and (b) secured by a lien on and security interest in substantially all present and after acquired property of Southern Mineral.

 3. Covenants

   The DIP Facility provides for certain informational and other requirements customary for a debtor-in-possession financing facility, such as (a) the provision by Southern Mineral of monthly financial statements, budgets, cash forecasts, and other financial data; (b) the maintenance of certain cash collateral, lockbox, and other blocked accounts with a bank satisfactory to
    ; (c) restrictions on the payment of pre-petition Claims (other than those pre-petition Claims that Southern Mineral are permitted by Bankruptcy Court order to pay); (d) restrictions on the granting of additional superpriority Claims to any other party; and (e) certain financial covenants.

 4. Events of Default

   The occurrence of any of the following is an Event of Default under the DIP
Facility: (a) the Chapter 11 Case is dismissed or converted to a liquidation under Chapter 7 of the Bankruptcy Code; (b) a trustee or examiner with enlarged powers is appointed in the Chapter 11 Case; (c) any other superpriority claim or lien equal or superior in priority to those granted with respect to the DIP Facility is granted in the Chapter 11 Case; (d) an order granting final approval of the DIP Facility is not entered by the Bankruptcy Court within 21 days after the Petition Date; (e) any interim order approving the DIP Facility or the Final Order is stayed, modified, reversed, or vacated; (f) a material disruption in the senior management of Southern Mineral or in the composition of the board of directors of Southern Mineral occurs without the prior consent
of          ; and (g) the Bankruptcy Court enters an order granting relief from the automatic stay so as to allow a third party to proceed against any material asset or assets of Southern Mineral.

B. Use of Cash Collateral

   Southern Mineral's obligations under its loan and credit agreements with Compass Bank-Houston and First Union National Bank are secured by substantially all of the assets of Southern Mineral. Cash proceeds of such collateral constitute "cash collateral" as that term is defined in Section 363(a) of the Bankruptcy Code. The Bankruptcy Code requires court approval of the use of cash collateral, unless all parties holding an interest in such cash collateral consent to the use thereof. In order to allow Southern Mineral's continued normal operation during the Chapter 11 Case, Southern Mineral will seek permission of the Bankruptcy Court to continue use of cash collateral and provide the Secured Lenders adequate protection.

                                      XI.

                         RISK FACTORS TO BE CONSIDERED

A. General

   Holders of Impaired Claims who are entitled to vote on the Plan should carefully consider the following factors before deciding whether to vote to accept or to reject the Plan.

 1. Maintenance of Operations and Post-Petition Financing

   Southern Mineral believes that the Plan as agreed to by the Board of Directors and EnCap and the subsequent commencement of the Chapter 11 Case in connection with the Plan should not materially adversely affect Southern Mineral's relationships with customers, employees, and suppliers, provided that Southern Mineral can demonstrate (i) sufficient liquidity to continue to operate its business and (ii) a likelihood of success for the Plan in a reasonably short time frame. Southern Mineral believes that this process offers the most expeditious means to achieve success for the Plan.

   Southern Mineral is seeking to obtain debtor-in-possession financing sufficient to operate its business following the commencement of the Chapter 11 Case. In addition, certain non-debtor affiliates of Southern Mineral may require additional financing during the Chapter 11 Case. Although Southern Mineral believes that any such financing would be available, no assurances can be given. Southern Mineral's inability to obtain such financing, in whole or in part, would pose serious risks to Southern Mineral's viability, and could preclude consummation of the Plan or any other recapitalization or reorganization. Finally, it is possible that despite the belief and intent of Southern Mineral, the Solicitation or the subsequent commencement of the Chapter 11 Case could materially adversely affect the relationships between Southern Mineral and their suppliers, customers, employees or lessors. If such relationships were materially adversely affected, Southern Mineral's working capital position could materially deteriorate. This deterioration could adversely affect Southern Mineral's ability to complete the Solicitation or, if the Solicitation is successfully completed, to obtain confirmation of the Plan.

B. Certain Bankruptcy Considerations

 1. General

   Although Southern Mineral believes that the successful negotiation of a Plan with the Southern Mineral Class 2 and Class 3 Creditors will significantly mitigate any negative impact of a subsequent Chapter 11 filing, the filing of bankruptcy petitions by or against Southern Mineral and the publicity attendant thereto nevertheless may adversely affect Southern Mineral's businesses. Southern Mineral believes that any such adverse effects may worsen during the pendency of a protracted bankruptcy case.

 2. Effect on Non-Filing Subsidiaries or Affiliates

   The filing of the Chapter 11 Case by Southern Mineral and the publicity attendant thereto might also adversely affect the businesses of the non-filing Affiliates. Because the business of Southern Mineral is closely related to the businesses of the non-filing Affiliates, any downturn in the businesses of the non-filing entities could affect Southern Mineral's prospects also. Although Southern Mineral does not believe that the commencement of the Chapter 11 Case will adversely affect the businesses of the non-filing Affiliates, if there is a protracted chapter 11 case, the possibility of adverse effects on such Affiliates may increase. Further, while Southern Mineral does not believe that creditors of the Affiliates can assert any legal right to take actions with respect to any Affiliates due to the commencement of the Chapter 11 Case, certain of these creditors could try to take such actions nonetheless. If this were to occur, the affected Affiliates would not have the benefit of the "automatic stay." Although there can be no assurance, Southern Mineral believes that such actions, if any, by creditors of the Affiliates would not have a material adverse effect on the business or financial condition of the Affiliates, and therefore, on Southern Mineral.

 3. Failure to Receive Requisite Acceptances

   If the Requisite Acceptances are received, Southern Mineral intends to file a voluntary petition for relief under Chapter 11 of the Bankruptcy Code and to seek, as promptly thereafter as practicable, confirmation of the Plan. If the Requisite Acceptances are not received, Southern Mineral may nevertheless file a petition for relief under Chapter 11 and seek confirmation of the Plan notwithstanding the dissent of certain Classes of Claims or Interests. In such event, it is possible that, to satisfy the Bankruptcy Code's standards for a "cramdown" confirmation, including the absolute priority rule, the Plan may be modified in a manner that will materially and adversely affect the treatment provided to any Class that has rejected the Plan. Alternatively, Southern Mineral may seek to accomplish an alternative restructuring of its capitalization and its obligations to security holders and other Creditors and obtain their consent to any such restructuring plan by means of another out-of-court solicitation for acceptance of a plan of reorganization for Southern Mineral, or otherwise. There can be no assurance that the terms of any such alternative restructuring arrangement or plan would be similar to or as favorable to Southern Mineral's Creditors as those proposed in the Plan.

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

 4. Failure to Confirm the Plan

   Even if the Requisite Acceptances are received and, with respect to those Classes deemed to have rejected the Plan the requirements for "cramdown" are met, the Bankruptcy Court, which, as a court of equity may exercise substantial discretion, may choose not to confirm the Plan. Section 1129 of the Bankruptcy Code requires, among other things, a showing that confirmation of the Plan will not be followed by liquidation or the need for further financial reorganization of Southern Mineral (See Section XIV.A -- "Feasibility of the Plan and the Best Interests of Creditors Test--Feasibility of the Plan"), and that the value of distributions to dissenting holders of Claims and Interests may not be less than the value such holders would receive if Southern Mineral was liquidated under Chapter 7 of the Bankruptcy Code See Section XIV.B -- "Feasibility of the Plan and the Best Interests of Creditors Tests--Best Interests Test". Although Southern Mineral believes that the Plan will meet such tests, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

   Additionally, the Solicitation must comply with the requirements of Section 1126(b) of the Bankruptcy Code and the applicable Bankruptcy Rules with respect to the length of the solicitation period, compliance with applicable non-bankruptcy law, if any, and in the absence of applicable non-bankruptcy law, the adequacy of the information contained in this Disclosure Statement. If the Bankruptcy Court were to find that the Solicitation did not so comply, all acceptances received pursuant to the Solicitation could be deemed invalid and Southern Mineral could be forced to resolicit acceptances under Section 1125(b) of the Bankruptcy Code, in which case confirmation of the Plan could be delayed and possibly jeopardized. Southern Mineral believes that the Solicitation complies with the requirements of Section 1126(b) of the Bankruptcy Code, that duly executed Ballots will be in compliance with applicable provisions of the Bankruptcy Code, and that the Plan, if the Requisite Acceptances are received, should be confirmed by the Bankruptcy Court. There can be no assurance, however, that the Plan will ever be filed and, if the Plan is filed, there can be no assurance that modifications thereof will not be required for confirmation, or that such modifications would not result in a resolicitation of acceptances.

 5. Failure to Consummate the Plan

   Consummation of the Plan is conditioned upon, among other things, entry of the Confirmation Order and an order (which may be the Confirmation Order) approving the assumption and assignment of all executory contracts and unexpired leases (other than those specifically rejected by Southern Mineral) to Reorganized Southern Mineral or its assignees, and the negotiation and execution of definitive agreement governing the New Senior Secured Facility. As of the date of this Disclosure Statement, there can be no assurance that any or all of the foregoing conditions will be met (or waived) or that the other conditions to consummation, if any, will be satisfied. Accordingly, even if the Plan is confirmed by the Bankruptcy Court, there can be no assurance that the Plan will be consummated and the restructuring completed.

C. Risk Factors

   Debentureholders and stockholders should carefully consider the risks described below and the other information included or incorporated by reference in this proxy statement/prospectus/disclosure statement.
 1. Inability to complete the restructuring.

   It is possible that neither the exchange offer nor the Plan will be completed. If neither restructuring occurs, the following undesirable events may happen:

  . if we do not complete the sale of our Brushy Creek Field and Texan
    Gardens Field interests, we will not be able to make the September 1, 1999 payment under our domestic credit facility, resulting in a default being declared by the lenders and a demand for repayment of the entire outstanding debt in the amount of approximately $31.1 million;

  . we will most likely not be able to make the October 1, 1999 interest payment on our debentures, which would result in a default under the indenture governing the debentures and give

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

    debentureholders the right to demand full payment of the debentures in the amount of approximately $42.8 million;

  . an involuntary bankruptcy petition could be filed against us by our Creditors;

  . we may need to file a petition with the bankruptcy court to reorganize under applicable provisions of the Bankruptcy Code;

  . we will not be able to pursue acquisitions or exploit or explore our oil and gas properties;

  . we could lose business if others doubt our ability to satisfy our obligations on a timely or long-term basis;

  . we will be unable to realize the maximum value of our assets;

  . we will be unable to invest adequate capital in our business; and

  . the lenders under our domestic bank debt and Canadian Credit Facility may not extend or renew our credit arrangements.

   If a restructuring is not completed, we will most likely need to reorganize and restructure under the protection of the Bankruptcy Code without approval of the Plan. We can give you no assurances that a bankruptcy case, other than pursuant to the Plan, will result in a reorganization rather than a liquidation, or that any reorganization would be on terms as favorable to the debentureholders and stockholders as the terms of the restructuring. If a liquidation or lengthy and non-consensual reorganization were to occur, there is a substantial risk that there would be little or no value available for distribution to the stockholders, and that the debentureholders would receive substantially less than the recovery anticipated under the Plan.

   For purposes of comparing the distributions under the Plan versus a liquidation, we have prepared an analysis of estimated recoveries in a liquidation of Southern Mineral under applicable provisions of the Bankruptcy Code. The liquidation analysis is attached as Schedule XIV,C. The procedures followed and the assumptions and qualifications used in this analysis are presented in the notes following the analysis.

   Even if all impaired classes accept the Plan, the Plan restructuring might not be confirmed by the Bankruptcy court.

 2. Confirmation of the Prepackaged Plan may be requested under the "cram-down" provisions of the Bankruptcy Code.

   Section 1129(b) of the Bankruptcy Code (generally referred to as the "cram-down" provisions) permits the confirmation of a prepackaged plan of reorganization even if it is not accepted by all impaired classes. We reserve the right to seek confirmation of our Plan under the cram-down provisions if either one class of Impaired Creditors or our stockholders do not accept our Plan. In such event, it is possible that the Plan may be modified in a manner that will materially and adversely affect the treatment provided to any impaired class that rejected the Plan. We also reserve the right to obtain Chapter 11 relief other than under the Plan, which could result in less favorable treatment to our debentureholders and stockholders than the treatment currently provided in the Plan.

 3. Failure as an operating company.

   Currently, there is substantial doubt about our ability to continue as a going concern. KPMG LLP, our independent auditors, have included a "going concern" exception on their most recent report on our financial statements. Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998 accompanies the proxy statement/prospectus/disclosure statement as Annex H.

 4. Financial projections are based on many assumptions about the future that are subject to uncertainty.

   We have prepared the projections set forth in Section XIV.D based upon a number of estimates and assumptions. While we believe these estimates and assumptions are reasonable when taken as a whole, they are

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

inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. The accuracy of the projections is dependent upon the timing and probability of occurrence of a complex series of future events and it can be expected that one or more of the assumptions upon which the projections are based will not materialize or will vary significantly from actual results.

   We do not guarantee that the projections will be achieved. In addition, we did not prepare the projections with a view toward compliance with published guidelines of the SEC, the American Institute of Certified Public Accountants or generally accepted accounting principles. KPMG LLP, our independent auditors did not prepare or compile the projections and they express no opinion on and assume no responsibility for the projections. You should not rely on the projections. We do not intend to update or revise the projections.

 5. Holders of Debentures will subordinate Creditor status if Debentures exchanged.

   Debentureholders are senior to the equity position of stockholders. If you accept the Plan and become a stockholder, you will subordinate your Creditor status to future creditors of Reorganized Southern Mineral. If the Plan is completed, all debentureholders will become stockholders.

 6. Net operating loss carryforwards will be limited if the restructuring occurs.

   The exchange offer and the Plan may result in taxable income to us and may reduce or limit the use of our net operating loss carryovers. In either the exchange offer or the Plan, we will realize income from the discharge of indebtedness. In the exchange offer restructuring, this income will not be taxed to the extent that we are insolvent at the time of the exchange offer. Any debt discharge income over the amount by which we are insolvent will be taxed. In the Plan, we will not be taxed on any of the debt discharge income. In either case, however, the amount of untaxed debt discharge income must be used to reduce our net operating loss carryovers and other tax attributes.

 7. Existing stockholders will be substantially diluted by the restructuring.

   The equity Interests of existing stockholders will be substantially diluted by the restructuring. Upon the issuance of New Securities to debentureholders and EnCap, the equity interests of existing stockholders will be reduced to approximately 17.3% (assuming the exchange of all Debentures). If (1) all of the Warrants issued to the debentureholders are exercised in full and (2) all other outstanding options and warrants are exercised in full, the equity interests of existing stockholders will be further reduced to approximately 15.0%.

   The following table shows the change in ownership of our company if the restructuring occurs (assuming all debentures are exchanged).

                                                              After Restructuring
                              Before             After                on
                         Restructuring(1)  Restructuring(1)   a Diluted Basis(2)
                         ----------------  -----------------  -------------------
                          Shares     %      Shares      %       Shares      %
                         ----------------  -----------------  -------------------
                                             (in thousands)
EnCap(3)................        45     --     46,002    61.7%     46,002     53.6%
Debentureholders........        --     --     15,691    21.0%     23,461     27.4%
Existing stockholders...    12,796    100%    12,796    17.3%     12,796     15.0%
Other optionholders and
 warrantholders.........        --     --         --      --       3,445      4.0%

--------
(1)   Based on shares outstanding as of July 15, 1999.
(2) Assumes exercise of the warrants to acquire an aggregate of 7,820,460 shares of common stock to be issued to the debentureholders and exercise of all other outstanding options and warrants to acquire 3,445,199 shares of common stock.
(3) Includes shares to be acquired by EnCap Energy Capital Fund III, L.P., EnCap Energy Capital Fund III-B, L.P., Energy Capital Investment Company PLC, BOCP Energy Partners, L.P. and EnCap Investments L.L.C.

 8. EnCap will have the ability to control our board of directors after the restructuring.

   After the restructuring, EnCap will have the ability to elect a majority of the board of directors and control affairs and management of Reorganized Southern Mineral. EnCap also would have the power to approve actions requiring stockholder approval. This high level of ownership might delay, defer or prevent a future change in control of Southern Mineral.

 9. Inability to successfully implement our business plan.

   Our ability to meet our financial projections and our financial obligations depends on our ability to achieve our business plan. Accomplishing our business plan may be affected by general economic conditions, commodity prices, industry trends and other factors beyond our control. Many of our competitors have greater financial resources and may have more operating flexibility. We may be unable to implement certain elements of our operating plan following completion of the restructuring due to continuing pressures on our operating cash flow.

   It is possible that announcing the restructuring or filing of a bankruptcy case could adversely affect our operations and relationships with employees, customers, operations and suppliers. Due to uncertainty about our future, many risks exist, including the following:

  . employees may be distracted from performance of their duties or more easily attracted to other career opportunities; and

  . suppliers, operators and trade Creditors may suspend or terminate their relationship with us, exercise rights of set-off or similar remedies, further restrict ordinary credit terms or require guarantees of payment.

   The filing of a bankruptcy case or a delay in completing the Plan may cause our domestic credit facility lenders to further reduce our borrowing base or exercise creditor remedies.

 10. Our securities may be delisted by Nasdaq.

   Our Common Stock is currently listed on the Nasdaq National Market, and our Debentures are currently listed on the Nasdaq SmallCap Market. We are not in compliance with the Marketplace Rule 4310 of the Nasdaq Stock Market, Inc. governing qualitative and quantitative standards for listing. On January 19, 1999, we received a letter from Nasdaq, in which we were notified that we failed to comply with the continued listing requirement with respect to the minimum bid requirement and net tangible asset test of Nasdaq Marketplace Rule 4310.

   We have been unable to comply with the continued listing requirements since receiving the January 19, 1999 letter from Nasdaq. At a hearing before Nasdaq on May 27, 1999, we described our efforts to raise additional equity capital, and we requested an extension of the deadline to comply with the continued listing requirements. We can give you no assurances, however, that we will be successful in complying with the continued listing requirements and the failure to do so may result in the immediate delisting of our securities. Such delisting will have an adverse impact on the liquidity of our securities. The possible consequences of such delisting could include litigation. Such delisting could make it more difficult for us to raise additional capital in the manner in which we have done so in the past.

   If our securities are delisted from Nasdaq, trading therein, if any, may then be conducted on the OTC Bulletin Board or the over-the-counter market. Because spreads between the "bid" and "asked" prices of the securities quoted by market makers on the OTC Bulletin Board and the over-the-counter market will likely be greater than they are at present, you will likely experience a greater degree of difficulty in trading our securities. In addition, there are significant restrictions imposed by most brokerage houses on the ability of their brokers to solicit orders or recommend the purchase of securities that trade on the OTC Bulletin Board. In the majority of cases, the purchase of securities is limited to unsolicited offers from private investors, who have to comply with policies and practices involving the completion of time-consuming forms that can make the handling of lower-priced securities economically unattractive. Moreover, most brokerage houses do not permit lower-priced securities to be used as collateral for margin accounts or to be purchased on margin. We believe that the current market price of our securities may limit the effective marketability because of the reluctance of many brokerage firms and institutional investors to recommend lower-priced securities to their clients or to hold them in their own portfolios. The brokerage commission on the purchase or sale of a lower-priced securities may also represent a higher percentage of the price than the brokerage commission on a higher-priced issue.

   We anticipate that a restructuring will have the effect of increasing the minimum bid price of our Common Stock sufficient to satisfy Nasdaq's minimum bid price criteria and result in our having sufficient tangible assets to satisfy the Nasdaq net tangible asset test. However, we can give you no assurances that the minimum bid price will increase, or if it increases, that it will be maintained for any period of time, that we will have sufficient net tangible assets or that we will be successful in maintaining the listing of our common stock on the Nasdaq National Market.

 11. The market value of our securities may fluctuate.

   The market value of the Common Stock and Warrants issued in connection with the restructuring will depend on our future performance and factors generally affecting securities markets, which are influenced by conditions beyond our control.

 12. A trading market for the Warrants may not develop, and the value of the Warrants is uncertain.

   We can give you no assurances that an active market for our Warrants will develop or, if a market does develop, that it will continue to exist. The value of our Warrants, by their nature, will be linked to the value of our Common Stock. Consequently, the risks associated with ownership of our Common Stock are also attributable to our Warrants. We can give you no assurances as to the liquidity of our Common Stock or Warrants or the prices at which our Common Stock or Warrants can be sold.

 13. No payment of dividends in the foreseeable future.

   We do not currently pay cash dividends on our Common Stock, and we do not anticipate paying dividends in the foreseeable future. Our domestic credit facility restricts the payment of dividends and other distributions.

 14. Southern Mineral has a history of operating losses.

   The following are our net income (losses) from operations (in thousands) for the last seven fiscal years:

                                                                      Net Income
      Year                                                              (Loss)
      ----                                                            ----------
      1998...........................................................  $(16,409)
      1997...........................................................    (2,049)
      1996...........................................................     2,434
      1995...........................................................      (137)
      1994...........................................................    (3,133)
      1993...........................................................      (537)
      1992...........................................................    (1,044)

   For the three months ended March 31, 1999, we reported a net income of approximately $2.9 million, including a gain of $5.1 million due to the sale of certain non-core oil and gas properties. We can give you no assurances that we will operate profitably in the future. The likelihood of our future profitability must be considered in light of the financial, business and operating risks, expenses, difficulties and delays frequently encountered in connection with the oil and gas acquisition, exploitation, exploration, development and production business in which we are engaged.

 15. Estimates of reserves and future net cash flows are subject to uncertainty.

   Estimated proved reserves of oil and natural gas are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be economically producible under existing conditions. There are numerous uncertainties inherent in estimating quantities and values of proved reserves and in projecting future rates of production and the timing of development expenditures, including factors involving reservoir engineering, pricing and operating and regulatory constraints. Reserve assessment is a subjective process of estimating the recovery from underground accumulations of hydrocarbons that cannot be measured in an exact way. All reserve estimates are to some degree speculative and various classifications of reserves only constitute attempts to define the degree of speculation involved. The accuracy of any reserve estimate is a function of available data, engineering and geological interpretations and judgments based on the data and assumptions regarding oil and gas prices and costs to operate such wells. Accordingly, as further information is acquired relating to our oil and gas properties, reserve estimates are likely to differ from the quantities of hydrocarbons that are ultimately recovered. Results of drilling, testing and production history from the properties in which we have an interest and changes in oil and gas prices and cost estimates subsequent to the date of our reserve estimates could require substantial adjustments, either upward or downward, to such estimates. Any downward adjustment could adversely affect our financial condition and future prospects and the market value of our securities.

   The estimated discounted pre-tax cash flows attributable to our estimated net proved reserves, at an annual rate of 10%, should not be construed as the current market value of our reserves. In accordance with applicable requirements of the SEC, the future net cash flows attributable to estimated net proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by the amount and timing of both the production and the lifting and development costs. The 10% discount rate, which is the rate required by the SEC, is not necessarily the most appropriate discount rate based on interest rates in effect from time to time and risks associated with our business or the oil and gas industry in general.

 16. Oil and gas prices are very volatile.

   Our revenues, profitability, future growth and value of our oil and gas properties are highly dependent upon the prices of oil and gas. In addition, borrowings under our domestic and Canadian credit facilities are limited by a borrowing base, which is determined in part by the prices for oil and gas. Market conditions make it difficult to estimate future prices of oil and natural gas. In the past, our average annual sales price for oil and natural gas has been volatile, and it is likely that oil and gas prices will continue to fluctuate in the future. Various factors beyond our control affect prices of oil and natural gas, including worldwide and domestic supplies of oil and natural gas, the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls, political instability or armed conflict in oil-producing regions, the price of foreign imports, the level of consumer demand, the price and availability of alternative fuels, the availability of pipeline capacity and changes in existing federal regulation and price controls. A material or extended decline in the price of oil or gas may render the development of our oil and gas properties commercially unattractive, have a material adverse effect on our financial condition and results of operations, and limit our ability to incur indebtedness or otherwise finance our operations and future capital expenditures.

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

 17. Inability to find and acquire additional reserves.

   Our future success depends upon our ability to find, develop and acquire additional oil and gas reserves that are economically recoverable. Unless we conduct successful exploration or development activities or acquire properties containing reserves, our reserves will generally decline as they are produced. There can be no assurance that our development projects and acquisition, development or exploration activities will result in additional reserves. If prevailing oil and gas prices were to increase significantly, our finding costs (calculated by dividing the capitalized costs of oil and gas properties as of a particular date by the amount of net proved reserves shown on a reserve report at the same date) to add new reserves could increase. The business of purchasing oil and gas properties involves a high degree of business and financial risk, especially the risk that prices may subsequently decline or that the reserves actually recovered may be less than those anticipated by us at the time of purchase. The cost of drilling, completing and operating wells is uncertain, and our drilling or production may be curtailed or delayed as a result of many factors.

 18. Our acquisition program involves certain risks.

   After we address our present financial crisis, we intend to resume the acquisition of oil and gas properties. Generally, it is not feasible to review in detail every individual property involved in an acquisition. Ordinarily, review efforts are focused on the higher-valued properties. A detailed review of all potential properties and records may not adequately reveal existing or potential problems or permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections are not always performed on every well and environmental problems, such as groundwater contamination, are not necessarily revealed when an inspection is undertaken. Property acquisition decisions generally are based on various assumptions and subjective judgments that are speculative. If we overestimate the potential oil and gas reserves of a property to be acquired or if subsequent operations on the property are unsuccessful, then acquisition of the property could result in substantial losses to us.

   We can give you no assurances that we will make any acquisitions. Additionally, larger acquisitions may involve substantially higher costs and may pose additional operating issues regarding the integration of operations. The rate at which we are able to sustain any future growth may be limited to the extent that we require, but we are unable to obtain, suitable financing or to timely expand our existing staff and operating capabilities.

 19. Inherent operating hazards and uninsured risks.

   The oil and gas business involves a variety of operating risks, including unexpected formations or pressures, uncontrollable flows of oil, gas, brine or well fluids into the environment (including groundwater contamination), blowouts, cratering, fires, explosions, pollution and other risks, any of which could result in personal injuries, loss of life, damage to properties and substantial losses. Although we carry insurance that we believe is reasonable, we are not fully insured against all risks. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on our financial condition and results of operations.

 20. Possibility of production curtailments.

   Due to contract terms, pipeline interruptions, weather conditions or other factors, the producing wells that we own an interest in may, from time to time, be subject to production curtailments. Curtailments may range from production being partially restricted to wells being completely shut-in. The duration of curtailments may vary from a few days to several months.

 21. Business plan and operations depend on certain key personnel.

   We depend, and we will continue to depend for the foreseeable future, on the services of our officers and key employees with extensive experience in the oil and gas business. Our ability to retain such officers and key employees is important to our continued success and growth. The loss of key personnel could have a material adverse effect on us. We do not maintain key person life insurance on any of our officers or employees.

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

 22. Need for additional capital for acquisition.

   The oil and gas industry is capital intensive. Our ability to expand our reserve base is dependent upon the availability of internally generated cash flows and financing alternatives. Such financing may consist of bank or other commercial debt, forward sales of production, the issuance of equity or debt securities or any combination thereof. We can give you no assurances that we will be successful in obtaining additional financing if and when required. Any substantial increase in our level of indebtedness through borrowings or the issuance of debt securities may significantly decrease our financial flexibility. If we are unable to obtain such financing if and when needed, we may be forced to (1) curtail property acquisition and development activities and (2) forgo continued participation in our current exploitation, exploration and development projects operated by third parties.

 23. Exploratory drilling activities involve many risks.

   Exploratory drilling involves a high degree of financial and operating risk, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. The cost of drilling and completing exploratory and development wells may vary materially from initial estimates. Drilling operations may be curtailed, delayed or canceled as a result of many factors, including, but not limited to, formations and drilling conditions, pressure or mechanical irregularities in formations, equipment failures or accidents, as well as title problems, weather conditions, compliance with governmental requirements, shortages or delays in the delivery of equipment, and financial instability of well operators, major working interest owners and well servicing companies. With respect to the properties we do not operate, we are dependent upon the operator of the wells to properly conduct leasing, drilling and completion activities and ongoing operations of the well. The operator's failure to properly perform their services could adversely affect us. Our decisions to participate in the drilling of exploratory wells and, ultimately, the success of our participation depends largely on the results of seismic survey data and other geological and geophysical data. The acquisition and interpretation of such data involves subjective professional judgment. Reliance upon such data and the interpretations thereof poses the risk that a decision to participate in the drilling of an exploratory well may be founded on incorrect, insufficient data, erroneous interpretations of the data, or both.

 24. The market for oil and gas production is volatile.

   The availability of a ready market for our oil and gas production depends on numerous factors beyond our control, including the demand for and supply of oil and gas, the proximity of our natural gas reserves to pipelines, the capacity of such pipelines, fluctuations in production and seasonal demand, the effects of inclement weather and governmental regulation. New gas wells may be shut-in for lack of a market until a gas pipeline or gathering system with available capacity is extended into the area. Successful exploration wells, especially offshore wells, may have production delayed until production facilities and pipelines are constructed.

 25. Potential losses due to exchange rate fluctuations with respect to Canadian operations.

   Approximately 45% of our revenues are derived from our Canadian properties. The revenues and expenses of our Canadian operations are denominated in Canadian dollars. We record transactions and prepare our financial statements in U.S. dollars. Fluctuations in the value of the two currencies may cause currency translation losses or reduced revenues and earnings, or both, with respect to our Canadian operations. We cannot predict the effect of exchange rate fluctuations upon future operating results.

 26. Our industry is subject to governmental and environmental regulation.

   Exploring for, producing and selling oil and gas are subject to a variety of federal, state, local and international governmental regulations, including regulation concerning the prevention of waste, the discharge of materials into the environment, the conservation of natural gas and oil production, permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, the unitization and pooling of properties, the clean-up of well sites and various other matters, including taxes. Laws and regulations protecting the environment are stringent and may in certain circumstances impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose us to liability for the conduct of operations or conditions caused by others or for our acts that were in compliance with all applicable laws at the time such acts were performed. An increase in federal, state or local production or property taxes, the modification of existing laws or regulations or the adoption of new laws or regulations relating to environmental matters could have a material adverse effect on our results of operations.

   The Federal Water Pollution Control Act imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into navigable waters. Permits must be obtained to discharge pollutants into state and federal waters. The Federal Water Pollution Control Act and analogous state laws provide for civil, criminal and administrative penalties for any unauthorized discharges of oil and other hazardous substances in reportable quantities and may impose substantial potential liability for the costs of removal, remediation and damages. State water discharge regulations and the federal permits prohibit or are expected to prohibit within the next year the discharge of water, sand and, certain other substances related to the oil and gas industry into coastal waters. Although the costs to comply with zero discharge under federal or state law may be significant, the entire industry will experience similar costs and we believe that these costs will not have a material adverse effect on our financial condition and results of operations. Some oil and gas exploration and production facilities are required to obtain permits for their storm water discharges. Costs may be incurred in connection with treatment of wastewater or developing storm water pollution prevention plans.

 27. Southern Mineral is smaller and not as well capitalized as many competitors.

   The oil and gas industry is highly competitive in many respects, including identification of attractive oil and gas properties and personnel to conduct operations and activities. In seeking suitable opportunities, we compete with a number of other companies, including large oil and gas companies, numerous independent operators, individual proprietors and others with greater financial resources and, in some cases, with more experience. Many other oil and gas companies in the industry have financial resources, personnel and facilities substantially greater than ours, and we can give you no assurances that we can compete effectively with these competitors.

 28. Year 2000 problems.

   Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. We are actively taking steps to ensure that our information technology infrastructure and business system applications, manufacturing equipment and systems will be Year 200 compliant, and we are seeking assurances of Year 2000 compliance from our suppliers, customers and other third parties with whom we conduct business. However, we cannot be certain that our efforts will be appropriate, adequate or complete.

 29. The Nevada anti-takeover statute may delay or prevent a takeover.

   Provisions of the Nevada General Corporation Law requiring disinterested director or stockholder approval of certain business combinations between Southern Mineral and holders of 10% or more of the voting securities of Southern Mineral could have the effect of delaying, deterring or preventing a change in control of Southern Mineral. See "Stockholder Rights--Nevada Anti-Takeover Statute" found in the accompanying proxy statement/solicitation.

D. Certain Tax Considerations

   THERE ARE A NUMBER OF MATERIAL INCOME TAX CONSIDERATIONS, RISKS AND UNCERTAINTIES ASSOCIATED WITH CONSUMMATION OF THE PLAN. INTERESTED

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PARTIES SHOULD READ CAREFULLY THE DISCUSSION SET FORTH IN SECTION XIII OF THIS
DISCLOSURE STATEMENT, ENTITLED "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN" FOR A DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES AND RISKS FOR HOLDERS OF CLAIMS AND SOUTHERN MINERAL RESULTING FROM THE TRANSACTIONS OCCURRING IN CONNECTION WITH THE PLAN.

E. Inherent Uncertainty of Financial Projections

   The Projections set forth in Exhibit D hereto cover Southern Mineral's operations through the period ending 2001. These Projections are based on numerous assumptions that are an integral part of the Projections, including confirmation and consummation of the Plan in accordance with its terms; the anticipated future performance of Reorganized Southern Mineral; the uncertain ability of Reorganized Southern Mineral to generate sufficient funds or to gain access to additional capital, if needed, to meet its capital expenditure needs; the possible effects that the commencement of the Chapter 11 case, even in connection with the Plan, may have on Southern Mineral's relationship with its customers, vendors and employees; industry performance; general business and economic conditions; competition; adequate financing; absence of material contingent or unliquidated litigation or indemnity claims; and other matters, many of which are beyond the control of Reorganized Southern Mineral and some or all of which may not materialize. In addition, unanticipated events and circumstances occurring subsequent to the date of this Disclosure Statement may affect the actual financial results of Reorganized Southern Mineral's operations. These variations may be material and may adversely affect the ability of Reorganized Southern Mineral to pay the obligations owing to certain holders of Claims entitled to distributions under the Plan and other post-Consummation Date indebtedness. Because the actual results achieved throughout the periods covered by the Projections may vary from the projected results, the Projections should not be relied upon as a guaranty, representation, or other assurance of the actual results that will occur.

F. Dividends

   Reorganized Southern Mineral does not anticipate that any dividends will be paid with respect to the New Securities and the Common Stock in the near term. The Projections contemplate no payment of dividends through at least the end of the projection period ending 2001.

G. Competition

   There is a high degree of competition in the oil and gas exploration and production industry. Consequently, Southern Mineral competes with many other entities for capital and desirable potential acquisitions and exploration and development prospects. Southern Mineral's competitors include the major integrated oil companies as well as numerous independent oil and gas companies and other producers of energy sources and fuels. Many of these competitors have capital resources and other competitive advantages much greater than that of Southern Mineral, and may therefore be better able than Southern Mineral to withstand and compete during adverse market conditions. Southern Mineral's ability to generate revenues and reserves in the future will be dependent upon, among other things, its success in competing with these competitors, as to which there can be no assurances.

                                      XII.

              SECURITIES TO BE ISSUED IN CONNECTION WITH THE PLAN

   As of the Distribution Date, Reorganized Southern Mineral will issue the New Securities and Warrants. The New Securities and Warrants will be issued for distribution in accordance with the Plan to or for the benefit of holders of Allowed Unsecured Debenture Claims on account of their respective Allowed Class 3 Claims.

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

   The following discussion summarizes the material provisions of the New Securities and Warrants, including references, where applicable, to the Amended Certificate of Incorporation and Bylaws of Reorganized Southern Mineral. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Southern Mineral Certificate of Incorporation and Bylaws.

A. Description of Securities to be Issued

 1. Common Stock

   The principal terms of the Common Stock including the New Securities to be issued by Reorganized Southern Mineral under the Plan are as follows:

Authorization:    150,000,000 shares

Initial Issuance: 61,598,367 shares

Par Value:        $.01 per share

Voting Rights:    One vote per share

Preemptive Rights:None

Dividends:        Payable at the discretion of the board of directors of
                  Reorganized Southern Mineral

 2. Warrants

   Warrants to purchase 7,820,460 shares of Common Stock will be issued to holders of Debentures on the Consummation Date. For a more detailed discussion of the Warrants, see Section IV.I -- "Corporate Structure and Management of Southern Mineral--Warrants."

B. Resale of Securities of Reorganized Southern Mineral

 1. Registration of Securities

   Under Section 1145(a) of the Bankruptcy Code, the issuance of the New Securities and Warrants to be distributed to Creditors who are holders of Debentures under the Plan in exchange for Allowed Claims against Southern Mineral and the subsequent resale of such securities by entities that are not "underwriters" (as defined in Section 1145(b) of the Bankruptcy Code) are not subject to the registration requirements of Section 5 of the Securities Act of 1933. DUE TO THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR HOLDER MAY BE AN UNDERWRITER, SOUTHERN MINERAL MAKES NO REPRESENTATION CONCERNING THE ABILITY OF ANY PERSON TO DISPOSE OF THE SECURITIES TO BE DISTRIBUTED UNDER THE PLAN.

   Section 1145(b)(1) of the Bankruptcy Code provides:

     (b)(1) Except as provided in paragraph (2) of this subsection and except with respect to ordinary trading transactions of an entity that is not an issuer, an entity is an underwriter under section 2(11) of the Securities Act of 1933, if such entity--

       (A) purchases a claim against, interest in, or claim for an administrative expense in the case concerning, the debtor, if such purchase is with a view to distribution of any security received or to be received in exchange for such a claim or interest;

       (B) offers to sell securities offered or sold under the Plan for the holders of such securities;

       (C) offers to buy securities offered or sold under the Plan from the holders of such securities, if such offer to buy is (i) with a view to distribution of such securities; and (ii) under an agreement

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

    made in connection with the Plan, with the consummation of the Plan, or with the offer or sale of securities under the Plan; or

       (D) is an issuer as used in such section 2(11), with respect to such securities.
--------
Under Section 2(II) of the Securities Act, an "issuer" includes any "affiliate" of the issuer, which means any person directly or indirectly through one or more intermediaries controlling, controlled by or under common control with the issuer. Any Holder of an Allowed Claim or Interest (or group of Holders of such Claims and/or Interests who act in concert) who receives a substantial amount of Common Stock pursuant to the Plan may be deemed to be an "affiliate" of an issuer and therefore an "issuer" and therefore an "underwriter" under the foregoing definitions.

     (2) An entity is not an underwriter under section 2(11) of the Securities Act of 1933 or under paragraph (1) of this subsection with respect to an agreement that provides only for--

     (A)(i) the matching or combining of fractional interests in securities offered or sold under the Plan into whole interests, or

       (ii) the purchase or sale of such fractional interests from or to entities receiving such fractional interests under the Plan; or

     (B) the purchase or sale for such entities of such fractional or whole interests as are necessary to adjust for any remaining fractional interests after such matching.

     (3) An entity other than an entity of the kind specified in paragraph
  (1) of this subsection is not an underwriter under section 2(11) of the Securities Act of 1933 with respect to any securities offered or sold to such entity in the manner specified in subsection (a)(1) of this section.

     (c) An offer or sale of securities of the kind and in the manner specified under subsection (a)(1) of this section is deemed to be a public offering.

     (d) The Trust Indenture Act of 1939 does not apply to a note issued under the Plan that matures not later than one year after effective date of the Plan.

   Except as otherwise provided in Section XII.B.2 below, Southern Mineral has no present intention to register under the Securities Act of 1933 the New Securities to be (a) distributed to holders of Debentures on account of and in exchange for such Claims or (b) reserved for future purchase pursuant to the exercise of the Warrants, but does intend to apply for listing of the Common Stock on a national securities exchange or quoting in a United States automated inter-dealer quotation system and to comply with the reporting requirements of the Exchange Act with respect to the Common Stock.

 2. Lack of Established Market for New Securities

   There may be certain restrictions on the ability of holders of New Securities and Warrants to sell, transfer, or otherwise freely dispose of such New Securities and Warrants received under the Plan if the holders are "issuers" or "dealers" under Sections 2(11) and 2(12), respectively, of the Securities Act of 1933, or "underwriters," as defined in Section 1145(b) of the Bankruptcy Code. Moreover, the New Securities and Warrants will be issued pursuant to the Plan in large part to holders of Debentures, some of whom may prefer to liquidate their investment rather than hold such securities on a long-term basis. Accordingly, the market for the New Securities and Warrants may be volatile, at least for an initial period after the Distribution Date, and indeed may be depressed for a period of time immediately following the Consummation Date until the market has had time to absorb these sales and to observe the post-Consummation Date performance of Reorganized Southern Mineral. Other factors, such as the statutory restrictions on transferability and the likelihood that Reorganized Southern Mineral will not declare dividends for the foreseeable future, may further depress the market for the New Securities and Warrants. In addition, although the Plan and the Projections were prepared based upon an assumed reorganized value range as described below in Section XIV.D--"Feasibility of the Plan and the Best Interests of Creditors Test-- Valuation Of Reorganized Southern Mineral," such valuation was not an estimate of the price at which the New Securities and Warrants may trade in the market, and Southern Mineral has not attempted to make any such estimate in connection with the development of the Plan. No assurance can be given as to the market price that will prevail following the Distribution Date.

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

                                     XIII.

                           CERTAIN FEDERAL INCOME TAX
                            CONSEQUENCES OF THE PLAN

   THE FOLLOWING DISCUSSION, WHICH WAS PREPARED BY SOUTHERN MINERAL AFTER CONSULTATION WITH ITS COUNSEL, AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P., SUMMARIZES CERTAIN ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS PROPOSED IN THE PLAN TO SOUTHERN MINERAL AND TO THE HOLDERS OF CLAIMS AGAINST SOUTHERN MINERAL. THE SUMMARY IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS BASED ON THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "TAX CODE"). THE TREASURY REGULATIONS PROMULGATED THEREUNDER, JUDICIAL AUTHORITY AND CURRENT ADMINISTRATIVE RULINGS AND PRACTICE, ALL AS IN EFFECT AS OF THE DATE HEREOF AND ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT THAT COULD ADVERSELY AFFECT SOUTHERN MINERAL, THEIR CREDITORS AND THEIR EQUITY SECURITY HOLDERS.

   THE SUMMARY DOES NOT ADDRESS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF A CLAIM IN LIGHT OF ITS PARTICULAR FACTS AND CIRCUMSTANCES OR TO CERTAIN TYPES OF HOLDERS OF CLAIMS SUBJECT TO SPECIAL TREATMENT UNDER THE TAX CODE (FOR EXAMPLE, FOREIGNERS, FINANCIAL INSTITUTIONS, BROKER-DEALERS, LIFE INSURANCE COMPANY AND TAX-EXEMPT ORGANIZATIONS) AND ALSO DOES NOT DISCUSS ANY ASPECTS OF STATE, LOCAL, OR FOREIGN TAXATION.

   IN ADDITION, A SUBSTANTIAL AMOUNT OF TIME MAY ELAPSE BETWEEN THE CONFIRMATION DATE AND THE RECEIPT OF A FINAL DISTRIBUTION UNDER THE PLAN. EVENTS SUBSEQUENT TO THE DATE OF THIS DISCLOSURE STATEMENT, SUCH AS THE ENACTMENT OF ADDITIONAL TAX LEGISLATION, COURT DECISIONS OR ADMINISTRATIVE CHANGES, COULD AFFECT THE FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN AND THE TRANSACTIONS CONTEMPLATED THEREUNDER. NO RULING WILL BE SOUGHT FROM THE INTERNAL REVENUE SERVICE (THE "SERVICE") WITH RESPECT TO ANY OF THE TAX ASPECTS OF THE PLAN AND NO OPINION OF COUNSEL HAS HERETOFORE BEEN OBTAINED BY SOUTHERN MINERAL WITH RESPECT THERETO. ACCORDINGLY, EACH HOLDER OF A CLAIM IS STRONGLY URGED TO CONSULT WITH ITS OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PLAN.

A. Federal Income Tax Consequences to Southern Mineral

 1. Cancellation of Indebtedness Income

   A taxpayer generally must include in gross income the amount of any discharged indebtedness realized during the taxable year, except to the extent payment of such indebtedness would have given rise to a deduction. Such amounts, however, are not included in income where the discharge of indebtedness that would otherwise have been required to be included in income will be applied to reduce certain tax attributes of the tax payer in the following order: net operating loss carryovers ("NOLs"), general business credit carryovers, capital loss carryovers, the taxpayer's basis in property and foreign tax credit carryovers.

   Under the Plan, satisfaction of the Claims would give rise to discharge of indebtedness income to Reorganized Southern Mineral in an amount equal to the difference between (i) the sum of the adjusted issue prices of those Claims that constitute securities for federal income tax purposes and the amount of those Claims that do not so constitute securities and (ii) the sum of (a) the amount of Cash, if any, paid by Reorganized Southern Mineral in partial satisfaction of such Claims and (b) the issue price of any debt instrument and the fair market value of stock and other consideration issued in satisfaction of such Claims, except to the extent that the discharged Claims would have given rise to a deduction had they been paid in full and a deduction for such amounts has not already been claimed.

   Southern Mineral estimates that as of July 20, 1999, the amount of its indebtedness that would be impaired under the Plan is approximately $42,585,000 million, which includes approximately $1,185,000 million of accruals of interest that have not been deducted in computing taxable income (loss) and that Southern Mineral believes would have given rise to a deduction if paid, and that the aggregate amount of consideration to be issued in satisfaction of such indebtedness is approximately $17,468,000 million as determined for federal income tax purposes based on the projected recoveries under the Plan See Section I, G--"Introduction--Summary Of Classification And Treatment Of Claims And Equity Interests" resulting in discharge of indebtedness of approximately $25,117,000 million. In addition, the appropriate valuation of the consideration to be paid, is subject to both legal and factual uncertainty, and thus the amount of discharge of indebtedness could differ substantially from the amounts set forth above.

   Because the discharge will be accomplished pursuant to a plan approved by a court in a case under the Bankruptcy Code and affects certain accruals which have not been deducted in computing taxable income, reorganized Southern Mineral will not be required to recognize income in respect of such discharge. Instead, the amount of such discharge (less the amount of discharged accruals which have not been deducted in computing taxable income) will reduce tax attributes existing after the determination of Reorganized Southern Mineral's taxable income for the taxable year in which the discharge occurs.

 2. Amount and Utilization of Net Operating Loss Carryforwards

     (a) General Limitation on Utilization of NOLs Following an Ownership
  Change

   Based on its tax returns as filed for its fiscal year ended December 31, 1998, Southern Mineral believes that it had approximately $7.7 million of NOLs on a consolidated federal income tax basis ("Consolidated NOLs"). Southern Mineral estimates that following consummation of the Plan (and application of the discharge of indebtedness rules discussed above and the attribute reduction rules of the Tax Code Section 382 Bankruptcy Exception discussed below), it will not have any Consolidated NOLs.

   In general, a corporation is permitted to carry forward an unutilized net operating loss for 15 years (20 years for such losses incurred in taxable years beginning after August 5, 1997) following the year in which the net operating loss is incurred and may use such NOLs to offset taxable income recognized in years prior to expiration of the NOLs. The schedule set forth below shows Southern Mineral's estimates of the approximate amount of NOLs expiring in each of the years indicated.

                          EXPIRATIONS OF PRE-PLAN NOLS
                            AS OF DECEMBER 31, 1998

                            Expires Tax
Loss Generated in Tax Year  Year Ending                 Separate
Ending                      December 31, Consolidated   Company       Total
--------------------------  ------------ ------------ ------------ ------------
FYE 12/31/85..............      1999      $        0  $ 33,817,659 $ 33,817,659
FYE 12/31/86..............      2000               0     6,403,343    6,403,343
FYE 12/31/87..............      2001               0    16,451,870   16,451,870
FYE 12/31/89..............      2003               0    33,062,835   33,062,835
FYE 12/31/90..............      2004               0    11,379,408   11,379,408
FYE 12/31/91..............      2005               0     6,782,773    6,782,773
FYE 12/31/92..............      2006               0    19,599,867   19,599,867
FYE 12/31/93..............      2007               0     4,784,289    4,784,289
FYE 12/31/94..............      2008               0     4,544,784    4,544,784
FYE 12/31/97..............      2011         937,636     3,000,632    3,938,268
FYE 1/28/98...............      2017               0       831,121      831,121
FYE 12/31/98..............      2018       6,784,743             0    6,784,743
                                          ----------  ------------ ------------
TOTALS....................                $7,722,379  $140,658,581 $148,380,960
                                          ==========  ============ ============

   As a result of the issuance of Common Stock to holders of Claims pursuant to the Plan, Southern Mineral and each of its consolidated Subsidiaries will experience an "ownership change" as defined in Section 382(g) of the Tax Code. In general, an ownership change for these purposes occurs when the total percentage of stock (determined on the basis of value) of a corporation owned by one or more "5% shareholders" of the corporation has increased by more than 50 percentage points of the total amount of stock in the corporation over the lowest total of the percentage of such stock that was owned by such "5% shareholders" at any time during the applicable testing period. For these purposes, certain "public groups" of less-than 5% shareholders are treated as a single 5% shareholder. The testing period is generally the shorter of (i) three years of (ii) the period of time since the corporation's most recent prior ownership change. Southern Mineral's and each of its consolidated Subsidiaries' ownership change should occur on the Consummation Date (the "Change Date").

   Section 382 of the Tax Code generally restricts a corporation's utilization of its NOLs after the corporation undergoes an ownership change by limiting the amount of income earned by the corporation after the ownership change that may be offset by the NOLs that arose prior to the ownership change to an annual amount equal to the equity value of the corporation on the Change Date multiplied by the "long term tax-exempt rate," currently 5.02% (the "Section 382 Limitation"). Where the general Section 382 Limitation applies, if the loss corporation does not continue its pre-ownership change business enterprise for two years following the Change Date, its Section 382 Limitation will be zero (the "Continuity of Business Requirement").

     (b) The Bankruptcy Exception

   Notwithstanding an ownership change under Section 382(g) of the Tax Code, the Section 382 Limitation does not apply (unless the corporation elects for it to apply), where (i) immediately before the ownership change the corporation is under the jurisdiction of a Court pursuant to Chapter 11 of the Bankruptcy Code, (ii) such ownership change results from the court-approved plan of reorganization and (iii) the post-organization stock ownership of the corporation satisfies certain conditions (the "Bankruptcy Exception"). The stock ownership condition requires that the stockholders and certain Creditors of the corporation (described below), determined immediately before the ownership change, own (after such ownership change and as a result of being stockholders or Creditors immediately before such change) in the aggregate, stock of the corporation having 50% or more of both the value and voting power of the total outstanding stock of the reorganized corporation. For purposes of the Bankruptcy Exception, stock received by Creditors in satisfaction of their debt claims against the corporation will only be counted to the extent such Creditors received such stock in satisfaction of (i) indebtedness held by such Creditors for at least 18 months before the filing of the Chapter 11 petition with respect to the corporation or (ii) indebtedness which arose in the ordinary course of the trade or business of the corporation and which at all times has been held by such Creditors. For purposes of determining whether the post-reorganization stock ownership requirements are met. Reorganized Southern Mineral generally must determine whether a Creditor who becomes a 5% shareholder as a result of the reorganization held the debt for the requisite 18 months prior to the commencement of the Chapter 11 Case, and may rely on a written statement of the Creditor, signed under penalties of perjury, to that effect. In general, absent actual knowledge to the contrary, Reorganized Southern Mineral may presume that a Creditor that is not a 5% shareholder immediately after the ownership change held the debt for the 18-month period.

   Although Reorganized Southern Mineral's NOLs will not be subject to the
Section 382 Limitation if the Bankruptcy Exception applies, its NOLs nevertheless will be reduced by any interest deductions taken by Southern Mineral during the taxable year in which the Consummation Date occurs, on or before such date, and the three preceding taxable years with respect to indebtedness that was converted into, or exchanged for, stock pursuant to the Plan.

   Even where the Bankruptcy Exception applies, Reorganized Southern Mineral's ability to utilize the Consolidated NOLs (including its separate NOLs and other tax attributes) will be effectively eliminated if Reorganized Southern Mineral undergoes another ownership change within two years of the Consummation

Date. It is anticipated that the contemplated sale of equity securities to EnCap would result in such an ownership change. In addition, although the Continuity of Business Requirement discussed above is not applicable to an ownership change to which the Bankruptcy Exception applies, Reorganized Southern Mineral's ability to utilize the Consolidated NOLs following consummation of the Plan may be challenged under Section 269 of the Tax Code, as discussed below, unless Reorganized Southern Mineral and its Subsidiaries conduct more than an insignificant amount of an active trade or business following the ownership change.

   Because (i) Southern Mineral will be under the jurisdiction of a court in case under Chapter 11 of the Bankruptcy Code, (ii) an ownership change with respect to Southern Mineral is expected to occur as a result of the confirmation of the Plan by the Bankruptcy Court and (iii) Southern Mineral believes that the post-Consummation Date stock ownership requirements of the Bankruptcy Exception should be met and confirmed in accordance with the rules discussed above.

   Notwithstanding Southern Mineral's belief that it meets the requirements to have Bankruptcy Exception apply, Southern Mineral currently contemplates electing not to have the Bankruptcy Exception apply and instead to apply a different special rule available to Company in Title 11 or similar cases. This rule, found in Section 382(l)(6) of the Tax Code, ("Special Valuation Rule") and provides that the value of Southern Mineral for the purpose of computing the Annual Limitation shall reflect the increase in value (if any) resulting from any debt reduction occurring in the transaction. The election to have the Special Valuation Rule apply instead of the Bankruptcy Exception will not only increase the Annual Limitation but will also avoid the reduction of any remaining NOLs of Southern Mineral as required by the Bankruptcy Exception and any possible elimination of Southern Mineral's ability to use such NOLs resulting from a subsequent ownership change within two years of the confirmation date.

     (c) Section 269 of the Tax Code

   Section 269 of the Tax Code grants the Service the power to disallow any deduction, credit or allowance (including the utilization of NOLs) where a corporation undertakes certain transactions for the principal purpose of avoiding or evading Federal income taxes. As described in this Disclosure Statement, Southern Mineral intends that it and each of its Subsidiaries will continue operating in substantially the same businesses in which they now operate. Although there can be no certainty due to the factual nature of the
Section 269 inquiry, Southern Mineral believes that the application of Section 269 of the Tax Code should not adversely affect the NOLs that it and its Subsidiaries will retain after the Consummation Date and that, subject to the other risks described herein, those NOLs should be available to be utilized against future operating income. Moreover, Reorganized Southern Mineral would vigorously contest any challenge brought by the Service under Section 269 of the Tax Code.

 3. Deductions of Accrued Interest and Original Issue Discount by Reorganized Southern Mineral

   To the extent a portion of the consideration issued to Creditors pursuant to the Plan is attributable to accrued and unpaid interest on their Claims, Reorganized Southern Mineral would be entitled to interest deductions in the amount of such accrued interest, to the extent Southern Mineral has not already deducted such amounts. Although the amount of consideration allocable to accrued interest where Creditors are receiving less than the full principal amount of their claims is unclear under present law, Southern Mineral intends to allocate the full amount of the consideration transferred to Creditors pursuant to the Plan to the principal amount of such Creditors' Claims and to take the position that no amount of the consideration to be received by Creditors pursuant to the Plan is attributable to accrued interest on such Creditors' Claims.

 4. Alternative Minimum Tax

   For purposes of computing Reorganized Southern Mineral's regular tax liability, all of the taxable income recognized in a taxable year generally may be offset by the carryover of NOLs (to the extent permitted under the Tax
Code). Although all of Reorganized Southern Mineral's regular tax liability for a given year may be reduced to zero by virtue of its NOLs, in any given year, Reorganized Southern Mineral may be subject to the alternative minimum tax ("AMT"). The AMT imposes a tax equal to the amount by which 20% of a corporation's alternative minimum taxable income ("AMTI") exceeds the corporation's regular tax liability. AMTI is calculated pursuant to specific rules in the Tax Code which eliminate or limit the availability of certain tax deductions and which include as income certain amounts not generally included in computing regular tax liability. Of particular importance to Reorganized Southern Mineral is that in calculating AMTI, only 90% of a corporation's AMTI may be offset by net operating loss carryovers (as computed for these purposes). Thus, in any year for which Reorganized Southern Mineral may be subject to the AMT, any AMTI recognized would be taxable at an effect rate of 2% (i.e., 10% of the 20% AMT tax rate).

B. Federal Income Tax Consequences to Holders of Claims

 1. Southern Mineral Classes 1, 2 and 4

   On the exchange of its Claim for cash or property, each holder of a Southern Mineral Class 1 Claim or Class 4 Claim will recognize gain or loss measured by the difference between the amount realized on the exchange and its tax basis in such Claim. The amount realized will be equal to the aggregate fair market value of the cash and/or property received to the extent not allocable to interest. See Section XIII.A.3--"Federal Income Tax Consequences to Southern Mineral--Deductions of Accrued Interest and Original Issue Discount by Reorganized Southern Mineral." The character and taxation of any recognized gain or loss will depend on the status of the Creditor, the nature of the Claim in its hands and its holding period. To the extent a Creditor receives property constituting a new obligation which, under Section 1001 of the Tax Code and the Treasury Regulations thereunder, does not differ materially in kind or extent from such Creditor's Claim, such new obligation should be treated as a continuation of such Claim. As a result, to the extent such new obligation is treated as a continuation of such Claim, there should be no federal income tax consequences to such Creditor. Each Creditor should consult with its own tax advisors regarding the consequences to it of receiving cash or property, including a new obligation, in exchange in whole or in part for its Claim.

 2. Southern Mineral Class 3

     (a) General

   The federal income tax consequences of the implementation of the Plan to (i) a Southern Mineral Class 3 U.S. Creditor receiving Cash, New Securities and Warrants under the Plan will depend primarily on a number of factors, including whether the exchanged claim is an obligation that constitutes a "security" for federal income tax purposes (a "Tax Security"). The term "security" is not defined in the Tax Code or the Treasury Regulations. Whether a Senior Claim constitutes a Tax Security is based on the facts and circumstances surrounding the origin and nature of the Senior Claim, and its maturity date. Generally, stock, and bonds or debentures with an original term of at least ten years, have been considered to be Tax Security. In contrast, instruments with terms of five years or less rarely qualify as Tax Securities. Southern Mineral believes that it is likely, although not entirely free from doubt, that the Debentures should be treated as Tax Securities for federal income tax purposes.

   The exchange of a Debenture for cash, New Securities and Warrants should be treated as a reorganization within the meaning of Section 368(a)(1) of the Tax Code. Accordingly, under current law (i) a Class 3 Creditor who is a "U.S. Creditor" (as "U.S. Class 3 Creditor") generally should not recognize gain or loss on the exchange of the Debenture for New Securities or Warrants, except to the extent that New Securities or Warrants are issued for accrued but unpaid interest or market discount not yet recognized by the U.S. Class 3 Creditor;
(ii) U.S. Class 3 Creditors will recognize the realized capital gain to the extent of the cash received in the transaction; (iii) and such capital gain will be treated as long term capital gain to the extent that the U.S. Class 3 Creditor held its Debenture for more than twelve months; (iv) to the extent that the U.S. Class 3 Creditor receives any New Securities or Warrants for accrued but previously unrecognized interest, such U.S. Class 3 Creditor will have ordinary income equal to the amount of accrued but unrecognized interest;
(v) a U.S.

Class 3 Creditor's aggregate tax basis will be such U.S. Class 3 Creditor's tax basis in its Debentures plus any gain recognized from the exchange (including receipt of accrued but previously unrecognized interest) less the amount of cash received in the exchange, which aggregate basis will be allocated on a pro rata basis between the New Securities and Warrants based on the relative fair market value of each. An exchanging U.S. Class 3 Creditor will have a holding period in his New Securities and Warrants that includes the holding period during which the U.S. Class 3 Creditor held the Debentures.

   As used in this discussion, the term U.S. Class 3 Creditor means a creditor that, for United States federal income tax purposes, is (i) the citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any state,
(iii) an estate the income of which is subject to the United States Federal income tax, regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision of the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. U.S. Class 3 Creditors who receive taxable income from the exchange may be subject to backup withholding by the Debtor.

     Market Discount

   U.S. Class 3 Creditors who acquired Debentures at a "market discount" (i.e. at a price below the adjusted interest price of the Debentures) must generally treat gain recognized on a disposition of such Debenture as ordinary income to the extent of market discount accrued while the Debenture was held by the U.S. Class 3 Creditor, unless the U.S. Class 3 Creditor made an election to include such market discount in income as it accrued. The Tax Code provides that "under regulations" (which have not yet been issued), accrued market discount, in a market discount debt instrument is not recognized as ordinary income at the time of the debt instrument's disposition if the disposition occurs in a "nonrecognition transaction" including a recapitalization. Instead, accrued market discount on a market discount debt instrument disposed on in a nonrecognition transaction is converted into accrued market discount on property received in the transaction if that property is a market discount debt instrument. If the property received is not a market discount debt instrument, accrued market discount on the old market discount debt instrument is treated as ordinary income on a disposition of the property received in exchange therefor, limited to the extent of gain thereon.

   U.S. Class 3 Creditors that have accrued market discount should not be required to recognize that accrued market discount as ordinary income when the U.S. Class 3 Creditor exchanges those instruments for the New Securities, Warrants and cash; rather the accrued market discount should be allocated to the New Securities and Warrants received in exchange therefor. Although no regulations or rules have been provided to determine how such accrued market discount should be allocated, the accrued market discount should be allocated in the same manner as tax basis is allocated. The portion of the accrued market discount allocated to the New Securities and Warrants will be treated as ordinary income at the disposition of such New Securities and Warrants, but not in excess of the total gain recognized.

   Under the market discount rules, U.S. Class 3 Creditor with accrued market discount may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the Debentures. Any interest expense which has been deferred by U.S. Class 3 Creditors who participate in the exchange will continue to be deferred and will be deductible only on the disposition of the New Securities and warrants received in the exchange.

   U.S. Class 3 Creditors should consult their own tax advisors regarding the amount of any market discount, if any, accrued with respect to their New Securities and Warrants that may be treated as carried over from their Debentures and the limitation on interest deductions attributable to the New Securities and Warrants.

     (b) Accrued Interest on Debentures

   As discussed above, the manner in which consideration is to be allocated between accrued unpaid interest and principal of the Debentures for federal income tax purposes is unclear under present law. Although there can be no assurance with respect to the issue. Southern Mineral intends to take the position that no portion of the consideration distributed to holders of Class 3 Claims pursuant to the Plan is allocable to accrued and unpaid interest on the Debentures. [See Section XIII.A.3--"Federal Income Tax Consequences to Southern Mineral--Deduction of Accrued Interest and Original Issue Discount by Southern Mineral,"] above.

   U.S. Class 3 Creditor a holder of that previously included in income accrued but unpaid interest attributable to its Note Claim a Debenture should recognize an ordinary loss to the extent that such previously included accrued interest exceeds the amount of consideration received by the U.S. Class 3 Creditor that is attributable to accrued interest for federal income tax purposes. To the extent a U.S. Class 3 Creditor did not previously include in income accrued but unpaid interest attributable to its Debenture, any portion of the consideration received that is allocable to accrued but unpaid interest should be recognized as ordinary income, regardless of whether the U.S. Class 3 Creditor realizes an overall gain or loss upon the surrender of its Debenture or whether such gain or loss is recognized. Based on Southern Mineral's position that no portion of the consideration is allocable to accrued and unpaid interest on the Debentures, no such income inclusion should be required.

   Notwithstanding the general discussion above, the basis of a U.S. Class 3 Creditor in New Securities and Warrants treated as received in satisfaction of accrued interest on the Debenture, if any, should be equal to the amount of interest income treated as satisfied by the receipt of such instruments. Additionally, a U.S. Class 3 Creditor tax holding period in such stock should begin on the day following the date on which it has a right to receive such New Securities and Warrants.

     (c) Ownership of Warrants

   No gain or loss will be recognized upon the exercise of a Warrant. The U.S. Class 3 Creditor's basis in the stock acquired upon exercise will equal the sum of his basis in the Warrants exercised and the exercise price. The U.S. Class 3 Creditor's holding period for the stock will begin the day after the exercise of the warrant. Certain adjustments of the exercise price of the Warrants, such as adjustments to reflect taxable distributions of cash or property on common stock, will be treated as a dividend to the holder of the Warrant to the extent of Southern Minerals current or cumulated earnings and profits. Adjustments to reflect nontaxable stock splits or distributions to the holders of common stock of stocks, stock warrants or stock rights will, however, generally not be treated as a taxable distribution to the holder of a Warrant. Moreover, the failure to adjust fully the exercise price for the Warrants to reflect distributions of stock, stock warrants or stock rights with respect to the common stock may result in a taxable dividend to holders of common stock.

     (d) Sale, Exchange or Redemption of New Securities and Warrants

   The sale or exchange of New Securities and Warrants generally should result in capital gain or loss equal to the difference between the amount realized and the holder's tax basis in such subject to the market discount rules ("Market Discount" below). Depending upon the circumstances, a redemption by Reorganized Southern Mineral of New Securities and Warrants may result in capital gain or loss to the holder of such stock, or may be treated as a dividend, generally taxable as ordinary income to the holder to the extent of Reorganized Southern Mineral's earnings and profits at the time of the redemption.

                                      XIV.

                        FEASIBILITY OF THE PLAN AND THE
                        BEST INTERESTS OF CREDITORS TEST

A. Feasibility of the Plan

   In connection with confirmation of the Plan, Section 1129(a)(11) requires that the Bankruptcy Court find that confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of Southern Mineral. This is the so-called "feasibility" test. To support their belief in the feasibility of the Plan, Southern Mineral has prepared financial projections (the "Projections") of Southern Mineral's projected financial results through the fiscal year ending 2001, as set forth in Schedule XIV-A.

   The Projections indicate that Reorganized Southern Mineral should have sufficient cash flow to make the payments required under the Plan on the Consummation Date and to repay and service debt obligations and to maintain operations on a going-forward basis. Accordingly, Southern Mineral believes that the Plan complies with the standard of Section 1129(a)(11) of the Bankruptcy Code. As noted in the Projections, however, Southern Mineral cautions that no representations can be made as to the accuracy of the Projections or as to Reorganized Southern Mineral's ability to achieve the projected results. Many of the assumptions upon which the Projections are based are subject to uncertainties outside the control of Southern Mineral. Some assumptions inevitably will not materialize, and events and circumstances occurring after the date on which the Projections were prepared may be different from those assumed or may be unanticipated, and may adversely affect Southern Mineral's financial results. As discussed elsewhere in this Disclosure Statement, Southern Mineral has experienced difficulty in (a) maintaining liquidity, and (b) raising sufficient funds to maintain the level of capital expenditure necessary to expand their businesses, in large part due to Southern Mineral's current capital structure. Therefore, the actual results may vary from the projected results and the variations may be material and adverse. See
Section XI.--"Risk Factors To Be Considered" for a discussion of certain risk factors that could affect financial feasibility of the Plan.

   The projections were not prepared with a view toward compliance with the guidelines established by the American Institute of Certified Public Accountants or the rules and regulations of the Securities and Exchange Commission regarding projections. Furthermore, the projections have not been audited, reviewed or compiled by KPMG LLP, our independent certified accountants and they express no opinion or any other form of assurances on such information. Although presented with numerical specificity, the projections are based upon a variety of assumptions, some of which have not been achieved to date and may not be realized in the future, and are subject to significant business, litigation, economic and competitive uncertainties and contingencies, many of which are beyond our control. Consequently, the projections should not be regarded as a representation or warranty by us, or any other person, that the projections will be realized. Actual results may vary materially from those presented in the projections.

B. Best Interests Test

   Even if the Plan is accepted by each Class of holders of Impaired Claims and Impaired Interests, the Bankruptcy Code requires that the Bankruptcy Court find that the Plan is in the best interests of all holders of Claims and Interests that are Impaired by the Plan and that have not accepted the Plan. The "best interests" test, set forth in Section 1129(a)(7) of the Bankruptcy Code, requires the Bankruptcy Court to find either that all members of an impaired class of claims or interests have accepted the Plan or that the Plan will provide a member who has not accepted the Plan with a recovery of property of a value, as of the effective date of the Plan, that is not less than the amount that such holder would receive or retain if the debtor were liquidated under Chapter 7 of the Bankruptcy Code on such date.

   To calculate the probable distribution to members of each impaired class of holders of claims or interests if a debtor were liquidated under Chapter 7, the Bankruptcy Court must first determine the aggregate dollar amount that would be generated from the debtor's assets if its Chapter 11 case were converted to a Chapter 7 case under the Bankruptcy Code. This "liquidation value" would consist of the proceeds from a forced sale of the debtor's assets by a Chapter 7 trustee.

   The amount of liquidation value available to holders of Unsecured Claims against Southern Mineral would be reduced by first, the claims of the DIP Facility lender and the Secured Creditors (to the extent of the value of their collateral), and second, by the costs and expenses of liquidation, as well as by other administrative expenses and costs of both the Chapter 7 case and the Chapter 11 Case. Costs of a liquidation of Southern Mineral under Chapter 7 of the Bankruptcy Code would include the compensation of a Chapter 7 trustee, as well as of counsel and other professionals retained by the trustee, asset disposition expenses, all unpaid expenses incurred by Southern Mineral in the Chapter 11 Case (such as compensation of attorneys, financial advisors, and accountants) that are allowed in the Chapter 7 case, litigation costs, and claims arising from the operations of Southern Mineral during the pendency of the Chapter 11 Case. The liquidation itself would trigger certain priority payments that otherwise would not be due in the ordinary course of business. Those senior Claims would be paid in full from the liquidation proceeds before the balance would be made available to pay Unsecured Claims or to make any distribution in respect of Interests. The liquidation would also prompt the rejection of executory contracts and unexpired leases and thereby create a significantly greater amount of Unsecured Claims.

   In a Chapter 7 liquidation, no junior class of claims may be paid unless all classes of claims senior to such junior class are paid in full. Section 510(a) of the Bankruptcy Code provides that subordination agreements are enforceable in a bankruptcy case to the same extent that such subordination is enforceable under applicable non-bankruptcy law. Therefore, no class of Claims that is contractually subordinated to another class would receive any payment on account of its Claims, unless and until such senior class were paid in full.

   Once the Bankruptcy Court ascertains the recoveries in liquidation of Southern Mineral's DIP Facility, Secured and Priority Creditors, it would then determine the probable distribution to Unsecured Creditors from the remaining available proceeds of the liquidation. If this probable distribution has a value greater than the distributions to be received by the Unsecured Creditors under the Plan, then the Plan is not in the best interests of creditors and cannot be confirmed by the Bankruptcy Court. As shown in the Liquidation Analysis attached hereto as Schedule XIV.B., Southern Mineral believes that each member of each Class of Impaired Claims will receive at least as much, if not more, under the Plan as they would receive if Southern Mineral was liquidated. Because liquidation would not yield more for such Interest holders, the Plan meets the requirements of Section 1129(a)(7) as to Interest holders as well.

C. Liquidation Analysis

   As noted above, Southern Mineral believes that under the Plan all holders of Impaired Claims and Impaired Interests will receive property with a value not less than the value such holder would receive in a liquidation of Southern Mineral under Chapter 7 of the Bankruptcy Code. Southern Mineral's belief is based primarily on (i) extensive consideration of the effects that a Chapter 7

   This liquidation analysis presents estimated amounts that would be paid to claimants and equity interest holders in Impaired Classes 2, 3 and 5 under a hypothetical Chapter 7 liquidation. The assumptions and estimates utilized in this liquidation analysis are considered reasonable by us and, with respect to our oil and gas assets, incorporate the results of the strategic alternatives evaluation program that Southern Mineral undertook prior to entering into the EnCap Transaction. This liquidation analysis is also based on assumptions with regard to management decisions that may be subject to change by a Chapter 7 Trustee in an actual liquidation.

   We believe that this liquidation analysis reflects all relevant information known to management as of the date of this proxy statement/prospectus/disclosure statement. We are not aware of any events subsequent to such date that would materially affect this liquidation analysis. We can give you no assurances that the assumptions underlying this liquidation analysis would be made or accepted by the Bankruptcy Court. Southern Mineral believes that any liquidation analysis is speculative, as such an analysis necessarily is premised on assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which would be beyond the control of Southern Mineral. Thus, there can be no assurance as to values that would actually be realized in a Chapter 7 liquidation, nor can there be any assurance that a Bankruptcy Court would accept Southern Mineral's conclusions or concur with such assumptions in making its determinations under
Section 1129(a)(7) of the Bankruptcy Code.

 1. Basis of Presentation

   This liquidation analysis is based on the our projected balance sheet as of September 30, 1999 with various adjustments thereto, as reflected in the significant assumption section below and the footnote section following the liquidation analysis, as well as other amounts we estimated. The liquidation analysis assumes that our asset and liability values at September 30, 1999, the hypothetical effective date of the Plan, would be based upon a rollforward of the May 31, 1999 unaudited financial statements adjusted for our estimates through September 30, 1999. Actual results through September 30, 1999 and recoveries in Chapter 7 liquidation may differ materially from the projected balance sheet and estimate of recoveries included herein.

 2. Significant Assumptions

   (a) Oil and gas property liquidation value. The liquidation of our oil and gas assets assumes that (1) the asset disposition process would take place on an accelerated basis in the event of conversion to Chapter 7, (2) there would be no extensive solicitation of new offers, and (3) the properties would be sold in an "as is" condition and purchasers would not receive the normal contractual representations and warranties typically provided in acquisition of oil and gas producing properties. The liquidation value was therefore determined based on numerous assumptions that we believe are reasonable under such circumstances, but may not necessarily occur if the liquidation were pursued. The initial value was determined by applying an estimate of future oil and gas prices and cost escalation to our estimated proved oil and gas reserves (except Ecuador, which was estimated to have no value) as of October 1, 1999. The product prices and cost escalation were derived from a current survey of oil and gas prices used by middle market oil and gas acquisition companies in determining their acquisition price The product prices were adjusted for quality, grade and locations specific to our oil and gas properties. The result was a traditional reserves and economics analysis that discounted future net revenues by 10%. These discounted values were further adjusted to approximate the price that we believe oil and gas properties could be sold in an orderly, non-liquidation sale over a reasonable period of time while providing the purchaser with normal industry standard representations and warranties. The adjustments to the present value of future net revenues by category are as follows:


      Proved developed producing............................................  95%
      Proved behind pipe....................................................  50%
      Proved undeveloped....................................................  25%

   The total was then reduced by an additional 25% to reflect the discount associated with an accelerated Chapter 7 sale.

   In addition, we also received proposals to acquire certain of our oil and gas properties during our strategic alternatives evaluation program which taken at face value would have resulted in similar results on an over-all basis. Although these proposals were from independent third parties, for the most part there were no negotiations to improve the initial proposals nor were there extensive contacts to obtain other competing proposals for the individual asset packages. Conversely, the proposals were not submitted under the context of properties being sold in Chapter 7 and subject to the above referenced negative assumptions associated with such a sale.

   As outlined by CIBC WM in their bids received net asset value summary included in the prospectus, subject to the assumptions and limitations stated therein, (which bids were not received in anticipation of a Chapter 7 liquidation), the estimated value of (i) our oil and gas reserves resulting from their compilation of the bids received and (ii) the present value of our reserves discounted 10% that we estimated for those properties for which no bids were received totaled approximately $58.8 million. The value of properties located in the United States is $36.4 million and is comprised of several proposals combined with our estimate where no proposals were received to be paid in cash upon the closings. Two proposals for the Canadian properties were received totaling $22.4 million to be paid in cash and equity securities of one of the purchasers. The value of the U.S. properties does not include the $16.3 million agreement by ANR Production Company for our Brushy Creek Field and Texan Gardens Field interests. We also assumed that we would receive only a residual distribution from the various subsidiaries after the subsidiary had paid all of its debts and claims in full. We assumed that the prospects held for resale would need to be sold as part of the producing properties in order to maximize the value of the proceeds. See also notes 8 and 9.

   (b) Order of distribution. The hypothetical Chapter 7 liquidation assumes the following order of distribution in accordance with Section 726 of the Bankruptcy Code:

    . Secured Claims entitled to a superpriority status approved by the Bankruptcy Court

    . Allowed Secured Claims

    . Allowed Chapter 7 Administrative Claims

    . Allowed Chapter 11 Administrative Claims

    . Allowed Priority Claims

    . Allowed General Unsecured Claims

    . Equity Interests

   (c) Other assumptions.

     (i) Our operations would immediately cease upon conversion of the case to a Chapter 7 proceeding, and another operator would assume our oil and gas business operating functions;

     (ii) A Chapter 7 trustee would liquidate the assets on an accelerated schedule;

     (iii) Liquidation would commence on September 30, 1999 and be complete by December 31, 1999;

     (iv) The oil and gas properties are assumed to be sold on October 1, 1999 with another operator commencing operations on October 1, 1999 on properties operated by us;

     (v) No asset value has been attributed to potential preferences, fraudulent transfers or other possible recoveries through pending lawsuits; and

     (vi) In the liquidation of the subsidiaries, the estimated contingent liabilities attributable to our subsidiaries are as follows:

       .BEC, Inc.--legal and settlement costs of $1 million

       .Neutrino--decommissioning and plugging costs of $2.6 million

       .Neutrino--Canadian employee severance costs of $500,000

       .Amerac/ Southern Mineral Production Co.--state income tax of
    $100,000

   Based upon the foregoing assumptions, the following liquidation analysis was prepared, including a comparison of the estimated recoveries in a hypothetical Chapter 7 liquidation with estimated recoveries under the Plan.

   THE ASSUMPTIONS SET FORTH IN THE SCHEDULE XIV.B. ANALYSIS ARE INTEGRAL TO THE ANALYSIS. ANY VARIANCE IN THE ASSUMPTIONS COULD LEAD TO EITHER A LOWER OR HIGHER LIQUIDATION VALUATION.

   For example, the Liquidation Analysis necessarily contains an estimate of the amount of Claims which will ultimately become Allowed Claims. This estimate is based solely upon Southern Mineral's review of its books and records and Southern Mineral's estimates as to additional Claims that may be filed in the Chapter 11 Case or that would arise in the event of a conversion of the case from Chapter 11 to Chapter 7. No order or finding has been entered by the Bankruptcy Court estimating or otherwise fixing the amount of Claims at the projected amounts of Allowed Claims set forth in the Liquidation Analysis. In preparing the Liquidation Analysis, Southern Mineral has projected an amount of Allowed Claims that is at the lower end of a range of reasonableness such that, for purposes of the Liquidation Analysis, the largest possible liquidation dividend to holders of Allowed Claims can be assessed. The estimate of the amount of Allowed Claims set forth in the Liquidation Analysis should not be relied on for any other purpose, including, without limitation, any determination of the value of any distribution to be made on account of Allowed Claims under the Plan.

   To the extent that confirmation of the Plan requires the establishment of amounts for the Chapter 7 liquidation value of Southern Mineral, funds available to pay Claims, and the reorganization value of Southern Mineral, the Bankruptcy Court will determine those amounts at the Confirmation Hearing. Accordingly, the attached Liquidation Analysis is provided solely to disclose to holders the effects of a hypothetical Chapter 7 liquidation of Southern Mineral, subject to the assumptions set forth therein.

D. Financial Analysis of Reorganized Southern Mineral

 Financial Analysis Overview

   Our projected balance sheets and statements of projected operations as of and for the quarter ended December 31, 1999 and as of and for each of the years in the two year period ended December 31, 2001, hereinafter referred to as the "Financial Analysis". The projected balance sheet and statement of operations as of and for the three months ended December 31, 1999 include actual unaudited preliminary financial results for May 1999. Pro forma adjustments were made to these balances to reflect the sale of our Brushy Creek and Texan Gardens Fields interest to ANR Production Company that is assumed to close on July 31, 1999.

   The Financial Analysis presents, to the best of our belief, the expected results of operations for the projected periods, utilizing the assumptions referred to below. Accordingly, the Financial Analysis reflects our judgment, based on current facts and circumstances, of the expected conditions and our anticipated course of action upon the Effective Date of the Plan. While we believe the assumptions set forth below are reasonable, their validity may be affected by the occurrence of events and the existence of conditions not now contemplated and by other factors, many of which are beyond the control of Southern Mineral. The Financial Analysis is, therefore, not intended to be a representation of our actual future performance. Actual operating results during the projected periods may vary from the Financial Analysis and such variations may be material. The projections assume the Plan will be implemented in accordance with its terms, and present the anticipated effects of the consummation of the Plan and various other factors on our consolidated financial condition and results of operations for 1999 through 2001.

   We do not generally publish our business plans and strategies or make external projections of our anticipated financial position or results of operations. Accordingly, after the expected date of consummation of the Plan, we do not intend to update or otherwise revise the projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, we do not intend to update or revise the projections to reflect changes in general economic or industry conditions.

   The Financial Analysis has not been prepared with a view towards compliance with published guidelines of the Securities and Exchange Commission and the American Institute of Certified Public Accountants regarding projections or forecasts. Neither KPMG LLP, our independent auditors, nor any other independent accountants or financial advisors, examined, or performed any procedures with respect to the projected consolidated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected consolidated financial information.

   Abbreviations are defined more extensively in the Plan, Disclosure Statement and attached Exhibits. This Financial Analysis should be read in conjunction with the Plan, Disclosure Statement and related Exhibits.

                          SOUTHERN MINERAL CORPORATION

                    UNAUDITED PROJECTED CONSOLIDATED BALANCE

                               As of December 31,
                                 (In Thousands)

                     ASSETS                         1999      2000      2001
                     ------                       --------  --------  --------
Current Assets
  Cash and cash equivalents.....................  $  1,057  $  1,057  $  1,057
  Receivables...................................     4,829     4,829     4,829
  Other.........................................       769       769       769
                                                  --------  --------  --------
    Total current assets........................     6,655     6,655     6,655
                                                  --------  --------  --------
Property and equipment, at cost using successful
 efforts method for oil and gas activities
  Oil and gas producing properties..............   135,291   152,353   172,050
  Unproven properties...........................     2,608     2,608     2,608
  Office equipment..............................       547       547       547
  Accum. depreciation, depletion and
   amortization.................................   (38,181)  (50,058)  (63,200)
                                                  --------  --------  --------
                                                   100,265   105,450   112,006
Properties held for sale and other..............     3,749     2,446     1,144
                                                  --------  --------  --------
    Total assets................................  $110,669  $114,551  $119,804
                                                  ========  ========  ========
      LIABILITIES AND STOCKHOLDERS' EQUITY
      ------------------------------------
Current Liabilities
  Accounts payable..............................  $  6,321  $  6,321  $  6,321
  Current portion of long-tem debt..............        --        --        --
                                                  --------  --------  --------
    Total current liabilities...................     6,321     6,321     6,321
                                                  --------  --------  --------
Long-Term Debt (less current portion)...........    25,471    25,471    25,471
Deferred Income Taxes...........................     7,462     8,432     9,745
Stockholders' Equity
  Preferred stock...............................        --        --        --
  Common stock..................................       744       744       744
  Additional paid-in captital...................    59,250    59,250    59,250
  Accumulated other comprehensive loss..........      (835)     (835)     (835)
  Retained earnings.............................    12,308    15,220    19,160
  Less: treasury stock..........................       (52)      (52)      (52)
                                                  --------  --------  --------
    Total stockholders' equity..................    71,415    74,327    78,267
                                                  --------  --------  --------
    Total liabilities and stockholders' equity..  $110,669  $114,551  $119,804
                                                  ========  ========  ========

                          SOUTHERN MINERAL CORPORATION

            UNAUDITED PROJECTED CONSOLIDATED STATEMENT OF OPERATIONS

 For The Three-Months ended December 31, 1999 and the Years Ended December 31,
                     (In Thousands, Except Per Share Data)

                                                     Three-
                                                     months
                                                     ended
                                                      1999    2000     2001
                                                     ------  -------  -------
Oil and gas revenues................................ $6,578  $29,870  $33,900
Expenses
  Production........................................  1,989    9,048   10,312
  Depreciation, depletion and amortization..........  2,690   11,877   13,143
  General and administrative........................    870    3,603    3,732
                                                     ------  -------  -------
                                                      5,549   24,528   27,187
                                                     ------  -------  -------
Income from operations..............................  1,029    5,342    6,713
Other income, expenses and deductions
  Interest and other income.........................     42       42       42
  Interest and debt expense.........................   (375)  (1,502)  (1,502)
                                                     ------  -------  -------
Income before income taxes..........................    696    3,882    5,253
Provision for income tax expense....................    174      970    1,313
                                                     ------  -------  -------
Net income.......................................... $  522  $ 2,912  $ 3,940
                                                     ======  =======  =======
Net income per share--basic......................... $ 0.01  $  0.04  $  0.05
                                                     ======  =======  =======
Net income per share--diluted....................... $ 0.01  $  0.04  $  0.05
                                                     ======  =======  =======
Weighted average number of shares outstanding--
 basic.............................................. 74,398   74,398   74,398
                                                     ======  =======  =======
Weighted average number of shares outstanding--
 diluted............................................ 79,410   79,410   79,410
                                                     ======  =======  =======

 Accounting Treatment

   The restructuring assumes that the transaction will be consummated pursuant to a prepackaged plan. Since the prepackaged plan is assumed, we would implement the provisions of SOP 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code". Pursuant to SOP 90-7, we assume that the reorganization value of Southern Mineral on the effective date of the prepackaged plan will exceed the amount of affected claims and expected post-petition liabilities. Under SOP 90-7, if the reorganization value of the company were greater than the sum of the affected claims and post petition liabilities, fresh start accounting would not apply. As such, we presently assumes that fresh start accounting will not be implemented.

 Effective Date

   The projections assume that the Plan will be confirmed in accordance with its terms and that all transactions contemplated will be consummated as of September 30, 1999. Any significant delay in the expected date of consummation could have an unfavorable impact on financial performance and could result in additional professional and other fees.

 ANR Transaction

   The sale of our Brushy Creek and Texan Gardens fields interests to ANR Production Company has been assumed to occur prior to the Plan and the results of that transaction have been reflected in the pro forma adjustments during 1999.

 New Capital Structure

   In accordance with the prepackaged plan, we will issue 61,598,637 new shares of common stock resulting in 74,401,855 shares issued and outstanding. Total unsecured debt was eliminated and reduced from $41.4 million. 7,820,460 warrants were issued to the debenture holders with an exercise price of $1.50 for three years. No warrants or stock options have been assumed exercised in the Financial Analysis.

 Foreign Currency Translations

   The Financial Analysis assumes that there will be no gains or losses from foreign currency translations for the projected period.

Income Statement Assumptions

 Pricing

   The markets for oil and gas have historically been, and will continue to be, volatile. Prices for oil and gas may fluctuate in response to relatively minor changes in supply and demand, market uncertainty and a variety of factors beyond the control of us. For purposes of the Financial Analysis, prices were obtained from an average of five middle market merger and acquisition oriented exploration and development companies. Differential adjustments were made to give effect to grade, quantity and location variations.

   The following table shows the assumed realized future prices to be received by us during the periods indicated:

                                                     Three Months  Year Ended
                                                        Ended     December 31,
                                                     December 31, -------------
                                                         1999      2000   2001
                                                     ------------ ------ ------
Oil & NGL price (per Bbl)...........................    $14.98    $15.56 $15.82
Gas price (per Mcf).................................    $ 2.21    $ 2.24 $ 2.32

   Our revenues and cash flows are affected by changes in oil and gas prices. Oil and gas prices are subject to substantial seasonal, political and other fluctuations that we are unable to control or accurately predict. We historically have entered into transactions to hedge a portion of its production against changes in oil and gas prices or interest rates. The Financial Analysis does not assume that we will hedge a significant portion of its oil and gas production or interest rates during the projected period.

 Production Volumes

   The following table shows the projected production volumes during the periods indicated in thousands.

                                                  Three Months    Year Ended
                                                     Ended       December 31,
                                                  December 31, -----------------
                                                      1999       2000     2001
                                                  ------------ -------- --------
Oil & NGL (Mbbls)................................     226.0     1,010.2  1,116.9
Gas (Mmcf).......................................   1,448.7     6,320.2  7,005.3
Total Equivalents (Mmcfe)........................   2,804.5    12,381.2 13,706.7

   The Financial Analysis includes volumes produced for the projected periods from oil and gas properties in which we own an interest, including all of our subsidiaries, which are not filing under the Plan.

   Exclusive of oil and gas volumes and costs associated with re-invested cash flow, our reserve reports prepared by our independent engineers were used for oil and gas production volumes, operating costs and capital expenditures during the projected periods.

   Volumes associated with re-invested cash flow were calculated by applying a minimum 15% internal rate of return to the re-investment in each period. A 1/2 year production delay was assumed to estimate timing of the resulting production. Our historical gas to oil ratio of 52%/48% was used to estimate the gas/liquid production.

 Depreciation, Depletion and Amortization

   Our average depletion rates per Mcfe for the periods presented is estimated to be $0.96 per Mcfe.

   The rate per Mcfe was projected to remain constant during the projected period due to increasing production and higher returns on investments.

 General and Administrative Expense

   The Financial Analysis assumes the beginning general and administrative expenses subsequent to the Effective Date are projected to be approximately $700,000 less than historical levels.

 Reorganization Expenses

   Reorganization expenses of $2.2 million are estimated to be incurred during the implementation of the Plan.

 Income Taxes

   The Financial Analysis assumes, prior to the Effective Date, that any current taxable income will be offset by our net operating loss carryovers resulting in no income tax expense except for approximately $320,000 in Alternative Minimum Tax resulting from the ANR Production Company transactions.

   The Financial Analysis further assumes that we will realize $25,117,000 million of debt forgiveness income created by the satisfaction of debentures with stock, cash and warrants having an estimated fair market value less than the face amount of the obligations. The debt forgiveness income will offset our existing net operating loss carryovers, with the balance of the debt forgiveness income applied to reduce our tax basis of our assets. The
Financial Analysis assumes that the difference in the treatment of depletion and intangible drilling costs for tax and financial reporting purposes will be sufficient to offset current income tax liabilities. Income taxes are assumed to equal 25% of income for financial reporting purposes.

 Interest Expense

   Interest expense is projected to decrease approximately $940,000 million for the three months ended December 1999, from historical level. The projected interest expense has been estimated giving effect to the following:

  . A rate of 8% inclusive of bank fees.

  . Exchange of the 6 7/8% debentures for cash, common stock and warrants as of September 30, 1999.

  . Repayment of debt of $65 million at September 30, 1999.

Balance Sheet Assumptions

 Cash

   The changes in cash represent the net effect of the activities for the periods represented. Excess cash flow was assumed applied to capital expenditures and during the projected periods 100% of projected excess cash flow was used for capital expenditures.


 Oil and Gas Producing Properties

   We account for our properties at cost utilizing the successful efforts method. Under the successful efforts method, costs of productive wells, development dry holes and productive leases are capitalized and amortized on a unit-of-production basis over the life of the remaining reserves. Our estimates of future abandonment costs are considered in computing the amortization. Exploration expenses, including geological, geophysical and costs of carrying and retaining undeveloped properties are charged to expense as incurred. Exploratory drilling costs are initially capitalized but are charged to expense if and when the well is determined to be unsuccessful.

   Our projected capital expenditures in thousands are as follows:

     Three Months   Year Ended
        Ended      December 31,
     December 31, ---------------
         1999      2000    2001
     ------------ ------- -------
        $3,386    $16,736 $19,372

   Capital expenditures used in the Financial Analysis are based upon our planned expenditures, and included in the independent engineers' reports as of January 1, 1999 exclusive of properties sold during the period. This Financial Analysis also assumes that we will make additional capital expenditures of 100% of excess projected cash flow. These additional capital expenditures are applied to a program model prepared by Southern Mineral's engineering department to develop new oil and gas reserves with a target internal rate of return of 15%. Lease operating expenses, severance taxes and ad valorem taxes have been increased proportionately for each new volume added as a result of the program.

 Property Held For Sale

   Prospects accumulated in Property Held For Sale were assumed to be sold with us retaining a 25% interest. The following table represents the projected effect of the transactions in thousands:

                                                                Year Ended
                                                               December 31,
                                                              ----------------
                                                               2000     2001
                                                              -------  -------
Cash......................................................... $   977  $   977
Property Held for Sale....................................... ($1,303) ($1,302)
Oil & Gas Producing Properties............................... $   326  $   326

 Accounts Receivable, Accounts Payable and Other

   The Financial Analysis assumes the balances projected at October 1, 1999 will remain constant through the end of 2001.

 Bank Debt

   Beginning projected balances were adjusted to reflect a reduction to bank debt of $15.8 million from proceeds of the ANR Production Company transaction at the anticipated closing date of July 31, 1999 and $7.8 million at the consummation of the Plan.

   The Financial Analysis assumes that we will enter into a revolving credit facility with our domestic lenders based on our oil and gas reserve base:

  . Mature three (3) years after the Effective Date;

  . Bear interest at 8% through 2001 inclusive of bank fees; and

  . Be secured by a first lien covering substantially all of our assets.

                                      XV.

                        ALTERNATIVES TO CONFIRMATION AND
                            CONSUMMATION OF THE PLAN

   Southern Mineral believes that the Plan affords holders of Claims and Interests the potential for the greatest realization on Southern Mineral's assets and, therefore, is in the best interests of such holders. If, however, the Requisite Acceptances are not received, or the Requisite Acceptances are received, the Chapter 11 Case is commenced, and the Plan is not subsequently confirmed and consummated, the theoretical alternatives include: (a) commencement of a "non-prepackaged" or "traditional" Chapter 11 case, (b) formulation of an alternative plan or plans of reorganization, or (c) liquidation of Southern Mineral under Chapter 7 or 11 of the Bankruptcy Code.

A. Commencement of a "Traditional" Chapter 11 Case

   If the Requisite Acceptances are not received, Southern Mineral nevertheless could commence "traditional" Chapter 11 case for itself and most probably exclusive of its Affiliates, in which circumstance they could continue to operate their businesses and manage their properties as debtors-in-possession, but would become subject to the numerous restrictions imposed on debtors-in-possession by the Bankruptcy Code. It is not clear whether Southern Mineral could survive as going concerns in a protracted Chapter 11 case. It could have difficulty sustaining operations in the face of the high costs, erosion of customer confidence, and liquidity difficulties that could well result if they remained Chapter 11 debtors-in-possession for any length of time. Ultimately, Southern Mineral (or other parties in interest) could propose another plan or liquidate Southern Mineral under Chapter 7 or Chapter 11 of the Bankruptcy Code.

   B. Alternative Plan(s)

   If the Requisite Acceptances are not received or if the Plan is not confirmed, Southern Mineral (or, if Southern Mineral's exclusive periods in which to file and solicit acceptances of a reorganization plan have expired, any other party-in-interest) could attempt to formulate and propose a different plan or plans of reorganization. Such a plan or plan(s) might involve either a reorganization and continuation of Southern Mineral's business or an orderly liquidation of assets.

   With respect to an alternative plan, Southern Mineral has explored various other alternatives in connection with the extensive negotiation process involved in the formulation and development of the Plan. Southern Mineral believes that the Plan, as described herein, the result of extensive negotiations between Southern Mineral and various Creditor constituencies, enables Creditors to realize the greatest possible value under the circumstances, and, that as compared to any alternative plan of reorganization, the Plan has the greatest chance to be confirmed and consummated.

   C. Liquidation Under Chapter 7 or Chapter 11

   If no plan is confirmed, the Chapter 11 Case may be converted to a case under Chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be elected or appointed to liquidate Southern Mineral's assets for distribution to Creditors in accordance with the priorities set by the Bankruptcy Code. It is impossible to predict precisely how the proceeds of the liquidation would be distributed to the respective holders of Claims against or Interests in Southern Mineral.

   Southern Mineral believes that in liquidation under Chapter 7, before Creditors received any distribution, additional administrative expenses involved in the appointment of a trustee or trustees and attorneys, accountants and other professionals to assist such trustees would cause a substantial diminution in the value of Southern Mineral's Estate. The assets available for distribution to Creditors would be reduced by such additional expenses and by Claims, some of which would be entitled to priority, which would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with the cessation of operations and the failure to realize the greater going concern value of Southern Mineral's assets.

   Southern Mineral could also be liquidated pursuant to the provisions of a Chapter 11 plan of reorganization. In a liquidation under Chapter 11, Southern Mineral's assets could be sold in an orderly fashion over a more extended period of time than in a liquidation under Chapter 7. Thus, a Chapter 11 liquidation might result in larger recoveries than in a Chapter 7 liquidation, but the delay in distributions could result in lower present values received and higher administrative costs. Because a trustee is not required in a Chapter 11 case, expenses for professional fees could be lower than in a Chapter 7 case, in which a trustee must be appointed. Any distribution to the holders of Claims under a Chapter 11 liquidation plan probably would be delayed substantially.

   Although preferable to a Chapter 7 liquidation, Southern Mineral believes that any alternative liquidation under Chapter 11 is a much less attractive alternative to Creditors than the Plan because the greater return Southern Mineral anticipate is provided by the Plan.

   SOUTHERN MINERAL BELIEVES THAT THE PLAN AFFORDS SUBSTANTIALLY GREATER BENEFITS TO CREDITORS AND EMPLOYEES THAN WOULD ANY OTHER REASONABLY CONFIRMABLE REORGANIZATION PLAN OR LIQUIDATION UNDER ANY CHAPTER OF THE BANKRUPTCY CODE.

   Based on Southern Mineral's experience in efforts to restructure business operations in the several months prior to the Petition Date and its experience in seeking investors and merger partners, Southern Mineral has not found a buyer ready, willing, and able to purchase Southern Mineral as a whole or even to purchase significant portions of Southern Mineral as an ongoing business. Therefore, the likely form of any liquidation would be the sale of individual assets. Based on this analysis, it is likely that a liquidation of Southern Mineral's assets would produce less value for distribution to Creditors than that recoverable in each instance under the Plan. In the opinion of Southern Mineral, the recoveries projected to be available in liquidation are not likely to afford holders of Claims as great a realization potential as does the Plan.

                                      XVI.

                         RECOMMENDATION AND CONCLUSION

   For all of the reasons set forth in this Disclosure Statement, Southern Mineral believes that the confirmation and consummation of the Plan is preferable to all other alternatives. Consequently, Southern Mineral urge all eligible holders of Impaired Claims and Impaired Interests to vote to ACCEPT the Plan, and to complete and return their ballots so that they will be RECEIVED by the Voting Agent on or before 5:00 p.m. New York City Time on
[   ], 1999.

Dated: Houston, Texas

                                          SOUTHERN MINERAL CORPORATION

                                          Steven H. Mikel
                                          President and Chief Executive
                                           Officer

                                          AKIN, GUMP, STRAUSS, HAUER & FELD,
                                           L.L.P.
                                          Attorneys for Southern Mineral
                                           Corporation

                                          By: _________________________________

                                                                         ANNEX A

                         UNITED STATES BANKRUPTCY COURT

                                    FOR THE

                               DISTRICT OF NEVADA

IN RE:
SOUTHERN MINERAL CORPORATION,                             CASE NO.
DEBTOR.

                        DEBTOR'S PLAN OF REORGANIZATION

                                  INTRODUCTION

   Southern Mineral proposes the following Plan for the resolution of its outstanding Creditor Claims and equity Interests. Reference is made to the Disclosure Statement (as that term is defined herein) contemporaneously filed with the Plan, for a discussion of Southern Mineral's history, business, properties, results of operations, projections for future operations, risk factors, a summary and analysis of the Plan, and certain related matters. Southern Mineral is the proponent of the Plan within the meaning of Section 1129 of the Bankruptcy Code (as that term is defined herein).

   All holders of Claims and all holders of Interests are encouraged to read the Plan and the Disclosure Statement in their entirety before voting to accept or reject the Plan. Subject to certain restrictions and requirements set forth in Section 1127 of the Bankruptcy Code and Rule 3019, Bankruptcy Rules, Southern Mineral reserves the right to alter, amend, modify, revoke or withdraw the Plan prior to its substantial consummation.

I. DEFINITIONS, RULES OF INTERPRETATION, AND COMPUTATION OF TIME

   A. Definitions; Rules of Construction

   All definitions used in the Plan and Disclosure Statement are set forth on Appendix I-A attached to the Plan and incorporated in the Plan for all purposes. For purposes of the Plan, except as expressly provided or unless the context otherwise requires, all capitalized terms not otherwise defined shall have the meanings ascribed to them in Appendix I-A. Any term used in the Plan that is not defined herein, but is defined in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning ascribed to that term in the Bankruptcy Code or Bankruptcy Rules. Whenever the context requires, such terms shall include the plural as well as the singular number.

   B. Rules of Interpretation

   For purposes of the Plan (a) any reference in the Plan to a contract, instrument, release, indenture, or other agreement or document's being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions, (b) any reference in the Plan to an existing document or exhibit filed or to be filed means such document or exhibit as it may have been or may be amended, modified, or supplemented, (c) unless otherwise specified, all references in the Plan to Sections, Articles, Appendices, Schedules, and Exhibits are references to Sections, Articles, Schedules, Appendices and Exhibits of or to the Plan, (d) the words "herein" and "hereto" refer to the Plan in its entirety rather than to a particular portion of the Plan, (e) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan, and (f) the rules of construction set forth in
Section 102 of the Bankruptcy Code and in the Bankruptcy Rules shall apply.

   C. Computation of Time

   In computing any period of time prescribed or allowed by the Plan, the provisions of Rule 9006(a), Bankruptcy Rules shall apply.

II. CLASSIFICATION OF CLAIMS AND INTERESTS

   A. Introduction

   All Claims and Interests, except DIP Facility Claims, Administrative Claims and Priority Tax Claims, are placed in the Classes set forth below. In accordance with Section 1123(a)(1) of the Bankruptcy Code, DIP Facility Claims, Administrative Claims and Priority Tax Claims, as described below, have not been classified.

   A Claim or Interest is placed in a particular Class only to the extent that the Claim or Interest falls within the description of that Class, and is classified in other Classes to the extent that any portion of the Claim or Interest falls within the description of such other classes. A Claim is also placed in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim is an Allowed claim in that Class and such Claim has not been paid, released, or otherwise settled prior to the Consummation Date.

   B. Unclassified Claims (not entitled to vote on the Plan)

       1. DIP Facility Claims. Includes the Claims of the DIP Lenders pursuant to the terms of the DIP Order. Southern Mineral estimates that the amount of the DIP Facility Claims on the Distribution Date will be at most $1,500,000, but more probably $500,000.

       2. Administrative Claims. Southern Mineral estimates that
    Administrative Claims will total approximately $50,000 on the Effective
    Date.

       3. Priority Tax Claims. Southern Mineral estimates that Priority Tax Claims attributable to capital gains taxes are approximately $320,000.

   C. Classes of Claims and Interests Against Southern Mineral

       1. Southern Mineral Class 1--Other Priority Claims. Estimated
    Amount: $ -0-

       2. Southern Mineral Class 2--the Secured Claims of Compass Bank and First Union National Bank in the estimated amount of $31,000,000.

       3. Southern Mineral Class 3--the Unsecured Claims of the owners and holders of the Debentures in the principal amount of $41,400,000, together with accrued and unpaid interest to the Petition Date.

       4. Southern Mineral Class 4--Other Unsecured Claims; The Unsecured Claims of all Creditors not included in Southern Mineral Classes 1 or 3 in the estimated amount of $650,000.

       5. Southern Mineral Class 5--the Interests of the owners and holders of the Common Stock.

   D. Impaired Claims and Interests

   Creditors holding Claims or Interests in Southern Mineral Classes 2, 3 and 5 are impaired and entitled to vote on the Plan. Creditors holding Claims in Southern Mineral Classes 1 and 4 are unimpaired, are deemed to have accepted the Plan and are not entitled to vote.

III. TREATMENT OF CLAIMS AND INTERESTS

   A. Unclassified Claims

       1. DIP Facility Claims

     On, or one Business Day after, the Consummation Date or the date such DIP Facility Claim becomes payable pursuant to any agreement between Southern Mineral and the holder of such DIP Facility Claim, each holder of an Allowed DIP Facility Claim shall receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed DIP Facility Claim (a) cash equal to the unpaid portion of such Allowed DIP Facility Claim or (b) such other treatment as to which Southern Mineral and such holder shall have agreed upon in writing.

       2. Administrative Claims

     Except as otherwise provided for herein, and subject to the requirements of Article XIV.A. hereof, on, or as soon as reasonably practicable after, the latest of (i) the Distribution Date, (ii) the date such

  Administrative Claim becomes an Allowed Administrative Claim, or (iii) the date such Administrative Claim becomes payable pursuant to any agreement between Southern Mineral and the holder of such Administrative Claim, each holder of an Allowed Administrative Claim shall receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Administrative Claim (a) Cash equal to the unpaid portion of such Allowed Administrative Claim or (b) such other treatment as to which Southern Mineral and such holder shall have agreed upon in writing; provided, however, that Allowed Administrative Claims with respect to liabilities incurred by Southern Mineral in the ordinary course of business during the Chapter 11 Case shall be paid in the ordinary course of business in accordance with the terms and conditions of any agreements relating thereto.

     3. Priority Tax Claims

   On, or as soon as reasonably practicable after, the later of (i) the Distribution Date or (ii) the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, each holder of an Allowed Priority Tax Claim shall receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Priority Tax Claim (a) Cash equal to the unpaid portion of such Allowed Priority Tax Claim, or (b) such other treatment as to Southern Mineral and such holder shall have agreed upon in writing.

   B. Classified Claims and Interests

     1. Southern Mineral Class 1--Other Priority Claims

   On, or as soon as reasonably practicable after, the later of (i) the Distribution Date or (ii) the date such Other Priority Claim becomes an Allowed Other Priority Claim, each holder of an Allowed Other Priority Claim shall receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Other Priority Claim (a) Cash equal to the unpaid portion of such Allowed Other Priority Claim, or (b) such other treatment as to Southern Mineral, and such holder shall have agreed upon in writing.

     2. Southern Mineral Class 2--Secured Claims

   The Allowed Secured Claims of the Class 2 Creditors shall be fully satisfied in the following manner:

       a. Borrowing Base Obligation. On, or as soon as reasonably practicable after the Consummation Date, the Agent will receive a single cash payment sufficient to reduce the principal balance of the Borrowing Base Obligation to the Remaining Loan Balance. Reorganized Southern Mineral will, on the Consummation Date, execute a promissory note in an amount in excess of the Remaining Loan Balance and a loan and credit agreement in substantially the same form and substance as Appendix 2-a. to be filed with the Bankruptcy Court not later than ten (10) days prior to the Confirmation Hearing and incorporated in the Plan, together with such mortgages, deeds of trust and security agreements as are appropriate to continue the interests in Collateral that were held by the Class 2 Creditors on the Petition Date. The new loan and credit agreement will provide for at least the following terms:

     (1) A maximum loan availability based on a borrowing base of $20,000,000;

     (2) Borrowing base to reduce at $225,000 per month;

     (3) A maturity date of June 1, 2002;

     (4) Interest rate at prime or bank index rate with LIBOR option; and

     (5) Semi-annual borrowing base redetermination starting six months after the Consummation Date.

       b. Tranche A Obligation. To the extent of any Allowed Secured Tranche A Obligation, on, or as soon as reasonably practicable after the Consummation Date each holder of an Allowed Tranche A Obligation shall receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Secured Tranche A Obligation (a) Cash equal to the unpaid portion of such Allowed Secured Tranche A Obligation, or
    (b) such other treatment as to Southern Mineral, and such holder shall have agreed upon in writing.

     3. Southern Mineral Class 3--Unsecured Claims of Debenture Holders

   On, or as soon as reasonably practicable after, the later of (i) the Distribution Date or (ii) the date a Debenture Claim becomes an Allowed Debenture Claim, each holder of an Allowed Debenture Claim shall receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Debenture Claim New Securities and Cash as follows: for each $1,000 in principal amount of Allowed Debenture Claims, the owner and holder on the Record Date shall receive (a) $241.50 in Cash, (b) 377.8 shares of New Securities, and (c) Warrants to purchase an additional 188.9 shares of New Securities. In lieu of issuance of fractional shares of New Securities the number of shares of New Securities will be rounded up to the next whole number.

     4. Southern Mineral Class 4--Other Unsecured Claims

   On, or as soon as reasonably practicable after, the later of (i) the Distribution Date or (ii) the date such Other Unsecured Claim becomes an Allowed Other Unsecured Claim, each holder of an Allowed Other Unsecured Claim shall, at the sole election of Southern Mineral, receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Other Unsecured Claim either (a) Cash equal to the unpaid portion of such Allowed Other Unsecured Claim, or (b) payment consistent with the credit terms extended by the holder of any such Allowed Other Unsecured Claim prior to the Confirmation Date, and leaving unaltered the legal, equitable and contractual rights to which the holder of any such Allowed Other Unsecured Claim is entitled as of the Confirmation Date.

     5. Southern Mineral Class 5--Holders of Common Stock

   A Person that is the owner and holder of Common Stock on the Record Date will retain such Common Stock. However, as provided below and in the Stock Purchase Agreement, on the Distribution Date Southern Mineral will issue (a) a total of 45,957,447 new shares of New Securities to EnCap, (b) 15,640,920 shares of New Securities to holders of Allowed Unsecured Debenture Claims and
(c) Warrants to purchase 7,820,460 shares of New Securities to holders of Allowed Unsecured Debenture Claims. The Bylaws and Restated Articles of Incorporation of Southern Mineral will be amended to provide the requisite authority to issue such New Securities.

   C. Special Provision Regarding Unimpaired Claims

   Except as otherwise provided in the Plan, nothing shall affect Southern Mineral's or Reorganized Southern Mineral's rights and defenses, both legal and equitable, with respect to any Unimpaired Claims, including, but not limited to, all rights with respect to legal and equitable defenses to setoffs or recoupments against Unimpaired Claims.

   D. Accrual of Post-Petition Interest

   Interest on and fees and expenses, if any, with respect to Allowed Southern Mineral Class 2 Secured Claims, including, but not limited to unpaid Professional Fee Claims, shall be paid when due under the contractual agreement, or other rule governing the terms and conditions of the obligation comprising such Allowed Claims, together with any additional amounts required to be paid with respect to Unimpaired Claims pursuant to Section 1124 of the Bankruptcy Code. Except as otherwise provided above, elsewhere in the Plan, or in an order of the Bankruptcy Court, no holder of an Allowed Unsecured Claim in Classes 3 and 4 shall be entitled to the accrual of post-petition interest or the payment by Southern Mineral or Reorganized Southern Mineral of post-petition interest on account of such Allowed Unsecured Claim for any purpose.

IV. MEANS FOR IMPLEMENTATION OF THE PLAN

   A. Continued Corporate Existence

   Southern Mineral shall continue to exist after the Consummation Date as a corporate entity in accordance with the laws of the State of Nevada and pursuant to its Restated Articles of Incorporation and Bylaws in effect prior to the Consummation Date, except to the extent such Restated Articles of Incorporation and Bylaws are amended by this Plan.

   B. Corporate Action

     1. Cancellation Of Existing Securities and Agreements

   On the Consummation Date, except as otherwise provided for herein, (i) the Debentures, shall be canceled, and (ii) the obligations of Southern Minerals under any agreements, indentures or certificates of designations governing the Debentures shall be discharged; provided, however, that each indenture or other agreement that governs the rights of the holder of a Claim and that is administered by an indenture trustee, an agent, or a servicer shall continue in effect solely for the purposes of (i) allowing such indenture trustee, agent, or servicer to make the distributions to be made on account of such Claims under the Plan as provided in Article III hereof and (ii) permitting such indenture trustee, agent, or servicer to maintain any rights or liens it may have for fees, costs and expenses under such indenture or other agreement; provided, further, that the provisions of clause (ii) of this paragraph shall not affect the discharge of the Southern Mineral's liabilities under the Bankruptcy Code and the Confirmation Order or result in any expense or liability to Reorganized Southern Mineral. Reorganized Southern Mineral shall not have any obligations to any indenture trustee, agent or servicer (or to any Disbursing Agent replacing such indenture trustee, agent or servicer) for any fees, costs or expenses, except as expressly provided in this Article IV.B.1; provided, however, that nothing herein shall preclude such indenture trustee, agent or servicer (or any Disbursing Agent replacing such indenture trustee, agent or servicer) from being paid or reimbursed for pre-petition and post-petition fees, costs and expenses from the distributions until payment in full of such fees, costs or expenses that are governed by the respective indenture or other agreement in accordance with the provisions set forth therein.

   Any actions taken by an indenture trustee, an agent, or a servicer that are not for the purposes authorized in this Article IV.B.1 shall not be binding on Southern Mineral. Notwithstanding the foregoing, Southern Mineral may terminate any indenture or other governing agreement and the authority of any indenture trustee, agent, or servicer to act thereunder at any time, with or without cause, by giving five (5) days written notice of termination to the indenture trustee, agent, or servicer. If distributions under the Plan have not been completed at the time of termination of the indenture or other governing agreement, Southern Mineral shall designate a Disbursing Agent to act in place of the indenture trustee, agent, or servicer, and the provisions of this
Article IV.B. 1 shall be deemed to apply to the Disbursing Agent.

     2. Restated Articles of Incorporation and Bylaws

   The Restated Articles of Incorporation and Bylaws of Southern Mineral shall be amended as necessary to satisfy and implement the provisions of the EnCap Transaction, the Plan and the Bankruptcy Code and shall include, among other things, pursuant to Section 1123(a)(6) of the Bankruptcy Code (a) a provision prohibiting the issuance of non-voting equity securities, and if applicable (b) a provision as to the classes of securities issued pursuant to the Plan or thereafter possessing voting power, for an appropriate distribution of such power among such classes, including, in the case of any class of equity, securities having a preference over another class of equity securities with respect to dividends, adequate provisions for the election of directors representing such preferred class in the event of default in the payment of such dividends. Consistent with the EnCap transaction, the amended Southern Mineral Restated Articles of Incorporation shall also include, among other things, a provision authorizing a capital stock of 150 million shares of Common Stock.

   C. Southern Mineral's Restructuring Transactions

     1. The EnCap Transaction

   On the Consummation Date the EnCap Transaction will be closed. At that time the cash consideration in the amount of $ 20,600,000 shall be paid, and the New Securities provided for by the EnCap Transaction shall be issued.

     2. New Securities

       a) Authorization

   As of the Consummation Date, the issuance by Reorganized Southern Mineral of
(i) up to 61,598,367 million shares of New Securities, and (ii) Warrants to purchase 7,820,460 additional shares of New Securities on a fully diluted basis as provided for in Article III. B.3. of this Plan and pursuant to the terms of the EnCap Transaction, is hereby authorized without further act or action under applicable law, regulation, order or rule.

     b) Issuance

   The New Securities and Warrants authorized pursuant to Article IV.C.2.a hereof shall be issued by Reorganized Southern Mineral pursuant to the Plan without further act or action under applicable law, regulation, order or rule. Immediately following the issuance of the New Securities and Warrants, approximately twenty-one percent (21.0%) of the outstanding Common Stock shall be held by the holders of the Allowed Unsecured Debenture Claims, (ii) sixty-one and eight tenth per cent (61.8%) of the outstanding Common Stock shall be held by EnCap, (iii) seventeen and three tenth per cent (17.3%) of the outstanding Common Stock shall be held by holders of Class 5 Claims, and (iv) one hundred per cent (100%) of the Warrants shall be held by holders of the Allowed Unsecured Debenture Claims.

     c) Reserve

   Reorganized Southern Minerals shall reserve 7,820,460 million shares of the New Securities for issuance pursuant to the Warrants without further act or action under applicable law, regulation, order or rule.

     d) Registration Rights

   Reorganized Southern Mineral and EnCap, who may be deemed to be "underwriters" or "affiliates" for purposes of the Securities Act, shall enter into the Registration Rights Agreement on or prior to the Consummation Date. Pursuant to the Registration Rights Agreement, Reorganized Southern Mineral shall agree to file with the SEC, as soon as practicable after receiving a request from EnCap, a registration statement on Form S-1 or Form S-3, if use of such a form is then available, to cover resales of Registrable Securities by the holders thereof who satisfy certain conditions relating to the provision of information in connection with such registration statement.

   D. Directors and Officers

   The existing officers of Southern Mineral shall serve initially in their current capacities after the Consummation Date. On the Consummation Date, the term of the current board of directors of Southern Mineral shall expire. Southern Mineral anticipates that the board of directors of the Reorganized Southern Mineral will include at least two (2) members of current management of Southern Mineral. The composition of the remainder of the board of the Reorganized Southern Mineral will be determined by Reorganized Southern Mineral, subject to the requirements of Section 1129(a)(5) of the Bankruptcy Code, applicable non-bankruptcy laws and corporate governance documents. Southern Mineral intends to announce prior to the Confirmation Date the identities of any individuals proposed to serve as directors or officers of the Reorganized Southern Mineral. If and to the extent possible, the identities of such individuals will be announced by inclusion of a list of proposed directors and/or officers in the Plan Supplement, which will be filed with the Bankruptcy Court at least five (5) Business Days prior to the commencement of the Confirmation Hearing. The board of directors of the Reorganized Southern Mineral shall have the responsibility for the management, control, and operation of the Reorganized Southern Mineral on and after the Consummation Date.

   E. Revesting of Assets

   The property of the Estate, together with any property of Southern Mineral that is not property of the Estate and that is not specifically disposed of pursuant to the Plan shall revest in Reorganized Southern Mineral on the Confirmation Date. Thereafter, Reorganized Southern Mineral may operate its business and may use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code, the Bankruptcy Rules, and the Bankruptcy Court. As of the Confirmation Date, all property of Reorganized Southern Mineral shall be free and clear of all Claims and Interests, except as specifically provided in the Plan or the Confirmation Order. Without limiting the generality of the foregoing, Southern Mineral may, without application to or approval by the Bankruptcy Court, pay fees that it incurs after the Confirmation Date for professional fees and expenses.

   F. Preservation of Rights of Action; Settlement of Litigation Claims

   Except as otherwise provided in the Plan or the Confirmation Order, or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with Section 1123(b) of the Bankruptcy Code, Reorganized Southern Mineral shall retain and may enforce, sue on, settle, or compromise (or decline to do any of the foregoing) all claims, rights or causes of actions, suits, and proceedings, whether in law or in equity, whether known or unknown, that Southern Mineral or the Estate may hold against any Person or entity. Reorganized Southern Mineral or its successor(s) may pursue such retained claims, rights or causes of actions, suits, or proceedings as appropriate, in accordance with the best interests of the Reorganized Southern Mineral or its successor(s) who hold such rights.

   G. Exclusivity Period

   Southern Mineral shall retain the exclusive right to amend or modify the Plan, and to solicit acceptances of any amendments to modifications of the Plan, through and until the Consummation Date.

   H. Effectuating Documents; Further Transactions

   The chairman of the board of directors, president, chief financial officer, or any other appropriate officer of Southern Mineral, shall be authorized to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents, and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The secretary or assistant secretary of Southern Mineral shall be authorized to certify or attest to any of the foregoing actions.

   I. Termination of DIP Facility

   To the extent not amended and restated with the express consent of the DIP Lender as a part of any post-confirmation financing procured by Southern Mineral, the DIP Facility shall be terminated and of no further force and effect upon payment in full on or one Business Day after the Consummation Date, except as necessary to evidence and maintain the liens and security interests granted pursuant to (i) any Final Order authorizing Southern Mineral's entry into the DIP Facility and (ii) the various agreements approved thereby; provided, however, that the liens and security interests securing the DIP Facility shall remain in full force and effect until the DIP Facility is repaid in full in cash.

   J. Exemption From Certain Transfer Taxes

   Pursuant to Section 1146(c) of the Bankruptcy Code, any transfers from Southern Mineral to Reorganized Southern Mineral or any other Person or entity pursuant to the Plan shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax or other similar tax or governmental assessment. The Confirmation Order shall direct the appropriate state or local governmental officials or agents to forego the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

V. ACCEPTANCE OR REJECTION OF THE PLAN

   A. Classes Entitled to Vote

   Each Impaired Class of Claims or Interests that will (or may) receive or retain property or any interest in property under the Plan shall be entitled to vote to accept or reject the Plan. The Impaired Classes are 2, 3 and 5. By operation of law, each Unimpaired Class of Claims is deemed to have accepted the Plan and, therefore, is not entitled to vote to accept or reject the Plan.

   B. Acceptance by Impaired Classes

   An Impaired Class of Claims shall have accepted the Plan if (i) the holders (other than any holder designated under Section 1126(e) of the Bankruptcy Code) of at least two-thirds in amount of the Allowed

Claims actually voting in such Class have voted to accept the Plan and (ii) the holders (other than any holder designated under Section 1126(e) of the Bankruptcy Code) of more than one-half in number of the Allowed Claims actually voting in such Class have voted to accept the Plan.

   An Impaired Class of Interests shall have accepted the Plan if the holders (other than any holder designated under Section 1126(e) of the Bankruptcy Code) of at least two-thirds in amount of the Allowed Interests actually voting in such Class have voted to accept the Plan.

   C. Cramdown

   If the Plan is not accepted by all Classes of Impaired Claims and Interests, Southern Mineral shall request Confirmation of the Plan under Section 1129(b) of the Bankruptcy Code. Southern Mineral reserves the right to modify the Plan to the extent, if any, that Confirmation pursuant to Section 1129(b) of the Bankruptcy Code requires modification.

VI. SECURITIES TO BE ISSUED IN CONNECTION WITH THE PLAN

   On or before the Distribution Date, Reorganized Southern Mineral shall issue for distribution in accordance with the provisions of the Plan all of the New Securities and Warrants required for distribution pursuant to the provisions of the Plan. All securities to be issued will be deemed issued as of the Distribution Date regardless of the date on which they are actually distributed.

VII. PROVISIONS GOVERNING DISTRIBUTIONS

   A. Distributions for Claims Allowed as of the Consummation Date

   Except as otherwise provided herein or as ordered by the Bankruptcy Court, distributions to be made on account of Claims that are Allowed Claims as of the Consummation Date shall be made on the Distribution Date, or as soon thereafter as practicable. The New Securities to be issued under the Plan shall be deemed issued as of the Distribution Date regardless of the date on which they are actually distributed. Distributions on account of Claims that first become Allowed Claims after the Consummation Date shall be made pursuant to Articles III, VII, and IX of the Plan.

   B. Interest on Claims

   Unless otherwise specifically provided for in the Plan or the Confirmation Order, or required by applicable bankruptcy law, post-petition interest shall not accrue or be paid on Unsecured Claims, and no holder of an Unsecured Claim shall be entitled to interest accruing on or after the Petition Date on any Unsecured Claim. Interest shall not accrue or be paid upon any Disputed Claim in respect of the period from the Petition Date to the date a final distribution is made thereon if and after such Disputed Claim becomes an Allowed Claim.

   C. Disbursing Agent

   The Disbursing Agent shall make all distributions required under the Plan (subject to the provisions of Articles III, VII, and IX hereof) except with respect to a holder of a Claim whose distribution is governed by an indenture or other agreement and is administered by an indenture trustee, agent, or servicer, which distributions shall be deposited with the appropriate indenture trustee, agent, or servicer, who shall deliver such distributions to the holders of Claims in accordance with the provisions of the Plan and the terms of the relevant indenture or other governing agreement.

   If the Disbursing Agent is an independent third party designated by Reorganized Southern Mineral to serve in such capacity, such Disbursing Agent shall receive, without further Bankruptcy Court approval, reasonable compensation for distribution services rendered pursuant to the Plan and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services from Reorganized Southern Mineral on terms acceptable to Reorganized Southern Mineral. No Disbursing Agent shall be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the

Bankruptcy Court. If otherwise so ordered all costs and expenses of procuring any such bond shall be paid by Reorganized Southern Mineral.

   D. Surrender of Securities or Instruments

   On or before the Distribution Date, or as soon as practicable thereafter, each holder of an instrument ("Certificate") evidencing a Claim on account of the Debentures shall surrender such Certificate to the Indenture Trustee(s) of the Debentures under the Indenture. Upon surrender, and pursuant to the terms of the Plan, the Debenture shall be cancelled. No distribution of property hereunder shall be made to or on behalf of any such holder unless and until (i) the Certificate is received by the Indenture Trustee or the unavailability of such Certificate is reasonably established to the satisfaction of the Indenture Trustee, and (ii) the Indenture Trustee has complied with Article VII. E. If a Certificate is not delivered to the Indenture Trustee prior to the second (2nd) anniversary of the Consummation Date, the owner and holder of such Certificate shall be deemed to have forfeited all rights and Claims in respect of such Certificate and shall not participate in any distribution hereunder, and all property in respect of such forfeited distribution, including interest accrued thereon, shall revert to Reorganized Southern Mineral notwithstanding any federal or state escheat laws to the contrary.

   E. Instructions to Disbursing Agent

   Prior to any distribution on account of an Southern Mineral Class 3 Allowed Debenture Claim, the Indenture Trustee(s), agent, or servicer of the Debentures under the Indenture shall (i) inform the Disbursing Agent as to the amount of properly surrendered Debentures and (ii) instruct the Disbursing Agent, in a form and manner that the Disbursing Agent reasonably determines to be acceptable of the names of the holders of Southern Mineral Class 3 Allowed Debenture Claims, and the number of shares of New Securities and Warrants to be issued and, distributed to or on behalf of such holders of Southern Mineral Class 3 Allowed Debenture Claims in exchange for properly surrendered Debentures.

   F. Services of Indenture Trustees, Agents, and Servicers

   The services with respect to consummation of the Plan of indenture trustees, agents, and servicers under indentures and other agreements that govern the rights of holders of Claims, are as set forth in Article IV.B.1 and elsewhere in the Plan.

   G. Record Date for Distributions to Holders of Debt Securities

   At the close of business on the Distribution Record Date, the transfer ledgers for the Debentures shall be closed and there shall be no further changes in the record holders of the Debentures. Reorganized Southern Mineral and the Disbursing Agent, if any, shall have no obligation to recognize any transfer of such Debentures occurring after the Distribution Record Date and shall be entitled instead to recognize and deal for all purposes hereunder with only those record holders stated on the transfer ledgers as of the close of business on the Distribution Record Date.

   H. Means of Cash Payment

   Cash payments made pursuant to the Plan shall be in U.S. funds by the means agreed to by the payor and the payee, including by check or wire transfer, or, in the absence of an agreement such commercially reasonable manner as the payor shall determine in its sole discretion; provided, however, that any cash payment in excess of $1,000,000 shall, notwithstanding the foregoing, be effected by wire transfer.

   I. Calculation of Distribution Amounts of New Securities

   No fractional shares of New Securities shall be issued or distributed under the Plan or by Reorganized Southern Mineral or any Disbursing Agent, indenture trustee, agent, or servicer. Each Person entitled to receive New Securities will receive the total number of whole shares of New Securities to which such Person is entitled. Whenever any distribution to a particular Person would otherwise call for distribution of a fraction of a share of New Securities, the Disbursing Agent shall round up to the next whole number in lieu of fractional shares.

   J. Delivery of Distributions

   Distribution to holders of Allowed Claims shall be made by the Disbursing Agent or the appropriate indenture trustee, agent or servicer as the case may be (a) at the addresses set forth on the proofs of Claim filed by such holders (or at the last known addresses of such holders if no proof of Claim is filed or if Southern Mineral have been notified of a change of address), (b) at the addresses set forth in any written notices of address changes delivered to the Disbursing Agent after the date of any related proof of Claim, (c) at the addresses reflected in the Schedules if no proof of Claim has been field and the Disbursing Agent has not received a written notice of a change of address,
(d) in the case of the holder of a Claim that is governed by an indenture or other agreement and is administered by an indenture trustee, agent, or servicer, at the addresses contained in the official records of such indenture trustee, agent, or servicer, or (e) at the addresses set forth in a properly completed letter of transmittal accompanying securities properly remitted to Southern Mineral. If any holder's distribution is returned as undeliverable, no further distributions to such holder shall be made unless and until the Disbursing Agent or the appropriate indenture trustee, agent, or servicer is notified of such holder's then current address, at which time all missed distributions shall be made to such holder without interest. Amounts in respect of undeliverable distributions made through the Disbursing Agent or the indenture trustee, agent, or servicer, shall be returned to Reorganized Southern Mineral until such distributions are claimed. All claims for undeliverable distributions must be made on or before the second (2nd) anniversary of the Consummation Date, after which date, all unclaimed property shall revert to Reorganized Southern Mineral free of any restrictions thereon and the claim of any holder or successor to such holder with respect to such property shall be discharged and forever barred, notwithstanding any federal or state escheat laws to the contrary.

   K. Fractional Dollars; De Minimis Distributions

   Any other provision of the Plan notwithstanding, payments of fractions of dollars shall not be made. Whenever any payment of a fraction of a dollar under the Plan would otherwise be called for, the actual payment made shall reflect a rounding of such fraction to the nearest whole dollar (up or down), with half dollars being rounded down. The Disbursing Agent, or any indenture trustee, agent or servicer, as the case may be, shall not make any payment of less than $25.00 with respect to any Claim unless a request therefor is made in writing to such Disbursing Agent, indenture trustee, agent or servicer, as the case may be.

   L. Withholding and Reporting Requirements

   In connection with the Plan and all distributions hereunder, the Disbursing Agent shall to the extent applicable, comply with all tax withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority, and all distributions hereunder shall be subject to any such withholding and reporting requirements. The Disbursing Agent shall be authorized to take any and all actions that may be necessary or appropriate to comply with such withholding and reporting requirements.

   M. Setoffs

   Reorganized Southern Mineral may, but shall not be required to, set off against any Claim, and the payments or other distributions to be made pursuant to the Plan in respect of such Claim, a right to payment of any nature whatsoever that Southern Mineral or Reorganized Southern Mineral may have against the holder of such Claim; provided, however, that neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by Reorganized Southern Mineral of any such right to payment that Southern Mineral or Reorganized Southern Mineral may have against such Claim.

VIII. TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

   A. Assumed Contracts and Leases

   1. Except as otherwise provided in the Plan, or in any contract, instrument, release, indenture or other agreement or document entered into in connection with the Plan, as of the Consummation Date Southern Mineral shall be deemed to have assumed each executory contract and unexpired lease to which it is a party, unless such contract or lease (i) was previously assumed or rejected by Southern Mineral, (ii) previously expired or terminated pursuant to its own terms, (iii) is set forth on Schedule VIII-A attached hereto, or (iv) is the subject of a motion to reject filed on or before the Confirmation Date. The Confirmation Order shall constitute an order of the Bankruptcy Court under
Section 365 of the Bankruptcy Code approving the contract and lease assumptions described above, as of the Consummation Date. The Confirmation Order will also provide for the rejection of those unexpired leases and executory contracts specified on Schedule VIII-A. Schedule VIII-A shall be submitted not less than ten (10) days prior to the Confirmation Hearing to the Bankruptcy Court and any party in interest requesting in writing such schedule.

   2. Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire, or occupancy of real property shall include (a) all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affect such executory contract or unexpired lease and (b) all executory contracts or unexpired leases appurtenant to the premises, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, usufructs, reciprocal easement agreements, vaults, tunnel or bridge agreements or franchises, and any other interests in real estate or rights in rem related to such premises, unless any of the foregoing agreements has been rejected pursuant to any order of the Bankruptcy Court that may be entered prior to, at or after Confirmation, including the Confirmation Order.

   B. Rejected Contracts and Leases

   Claims arising from Southern Mineral's rejection of an executory contract or unexpired lease will be classified as a Southern Mineral Class 4 Other Unsecured Claim.

   C. Bar to Rejection Damages

   If the rejection by Southern Mineral, pursuant to the Plan or otherwise, of an executory contract or unexpired leases results in a Claim that is not theretofore evidenced by a timely filed proof of Claim or a proof of Claim that is deemed to be timely filed under applicable law, then such Claim shall be forever barred and shall not be enforceable against Southern Mineral or Reorganized Southern Mineral, or the properties of either of them unless a proof of Claim is filed with the clerk of the Bankruptcy Court and served on counsel for Southern Mineral within thirty (30) days after service of the earlier of (i) notice of entry of the Confirmation Order or (ii) other notice that the executory contract or unexpired lease has been rejected.

   D. Compensation and Benefit Programs

   Except and to the extent previously assumed by an order of the Bankruptcy Court on or before the Confirmation Date, and except as set forth below, all employee compensation and benefit programs of Southern Mineral, including programs subject to Sections 1114 and 1129(a)(13) of the Bankruptcy Code, entered into before or after the Petition Date (and not subsequently terminated) are revested, and shall be deemed to be, and shall be treated as though they are, executory contracts that are assumed under this Article VIII, but only to the extent that rights under such programs are held by Persons who are employees of Southern Mineral as of the Confirmation Date. Southern Mineral's obligations under such programs to persons who are employees of Southern Mineral on the Confirmation Date shall survive confirmation of the Plan, except for (i) executory contracts or plans specifically rejected pursuant to prior Final Order or the Plan (to the extent such rejection does not violate Sections 1114 and 1129(a)(13) of the Bankruptcy Code) and (ii) executory contracts or plans as have previously been rejected, are the subject of a motion to reject, or have been specifically waived by the beneficiaries of any plans or contracts; provided, however, that Southern Mineral's obligations, if any, to pay all "retiree benefits" as defined in Section 1114(a) of the Bankruptcy Code shall continue.

IX. PROCEDURES FOR RESOLVING DISPUTED, CONTINGENT, AND UNLIQUIDATED CLAIMS

   A. Objection Deadline; Prosecution of Objections

   1. As soon as practicable, but in no event later than 120 days after the Consummation Date (unless extended by an order of the Bankruptcy Court), Southern Mineral or Reorganized Southern Mineral, as the case may be, shall file objections to Claims with the Bankruptcy Court and serve such objections upon the holders of each of the Claims to which objections are made. Nothing contained herein, however, shall limit Reorganized Southern Mineral's right to object to Claims, if any, filed or amended more than 120 days after the Consummation Date.

   B. No Distributions Pending Allowance

   1. Notwithstanding any other provision of the Plan, no payments or distributions shall be made with respect to all or any portion of a Disputed Claim unless and until all objections to such Disputed Claim have been settled or withdrawn or have been determined by Final Order and the Disputed Claim, or some portion thereof, has become an Allowed Claim.

   C. Distribution Reserve

   1. The Disbursing Agent shall withhold the Distribution Reserve from the Cash, New Securities, or other property to be distributed under the Plan. As to any Disputed Claim, upon a request for estimation by Southern Mineral or any other party in interest, the Bankruptcy Court shall determine what amount is sufficient to withhold as the Distribution Reserve. Southern Mineral or any other party in interest may request estimation for every Disputed Claim that is unliquidated and the Disbursing Agent shall withhold the Distribution Reserve based upon the estimated amount of such Claim as set forth in a Final Order. If Southern Mineral elects not to request such an estimation from the Bankruptcy Court with respect to a Disputed Claim that is liquidated, the Disbursing Agent shall withhold the Distribution Reserve based upon the face amount of such Claim. Nothing in the Plan or herein shall be deemed to entitle the holder of a Disputed Claim to post-petition interest on such Claim and such holder shall not be entitled to any such interest.

     a) Neither the Disbursing Agent, nor any other party, shall be entitled to vote any shares of the New Securities held in the Distribution Reserve. In the event that any matter requires approval by the shareholders of Reorganized Southern Mineral prior to the distribution or cancellation of all shares of New Securities from the Distribution Reserve, the shares of New Securities held by the Disbursing Agent shall be deemed not to have been issued, for voting purposes only.

     b) If practicable, the Disbursing Agent shall invest any Cash that is withheld as the Distribution Reserve in a manner that shall yield a reasonable net return, taking into account the safety of the investment. Any interest that is earned shall accrue to the benefit of and shall be paid to Southern Mineral quarter annually.

   D. Distributions After Allowance

   1. The Reorganized Southern Mineral or the Disbursing Agent, as the case may be, shall make payments and distributions from the Distribution Reserve to each holder of a Disputed Claim that has become an Allowed Claim in accordance with the provisions of the Plan governing the Class of Claims to which such holder belongs. On the next succeeding interim distribution date after the date that the order or judgment of the Bankruptcy Court allowing all or part of such Claim becomes a Final Order, the Disbursing Agent shall distribute to the holder of such Claim any Cash, New Securities, or other property in the Distribution Reserve that would have been distributed on the Distribution Date had such Allowed Claim been allowed on the Distribution Date. After a Final Order has been entered, or other final resolution has been reached, with respect to each Disputed Claim (i) any New Securities held in the Distribution Reserve shall become the property of Reorganized Southern Mineral and (ii) any Cash or other property remaining in the Distribution Reserve shall become property of the Reorganized Southern Mineral. All distributions made under this
Article IX.D on account of an Allowed Claim shall be made together with any dividends, payments or other distributions made on account of, as well as any obligations arising from, the distributed property as if such Allowed Claim had been an Allowed Claim on the Distribution Date. Notwithstanding the foregoing, the Disbursing Agent shall not be required to make distributions under Article IX.D more frequently than once every 180 days or to make any individual payments in an amount less than $25.00

X. CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE PLAN

   A. Conditions to Confirmation

   The following are conditions precedent to confirmation of the Plan that must be (i) satisfied or (ii) waived in accordance with Article X.C below.

     1. The Plan shall have been accepted by at least one Impaired Class;

     2. the Confirmation Order shall be in form and substance acceptable to Southern Mineral and EnCap; and

     3. the Bankruptcy Court finds the terms of the Confirmation Order acceptable.

   B. Conditions to Consummation

   1. The following are conditions precedent to the occurrence of the Consummation Date, each of which must be (i) satisfied or (ii) waived in accordance with Article X. C below.

   2. The Confirmation Order in form and substance reasonably acceptable to Southern Mineral and EnCap confirming the Plan must have become a Final Order and must, among other things, provide that:

     a) Southern Mineral and Reorganized Southern Mineral are authorized and directed to take actions necessary or appropriate to enter into, implement and consummate the contracts, instruments, releases, leases and other agreements or documents created in connection with the Plan and the EnCap Transaction;

     b) the provisions of the Confirmation Order are nonseverable and mutually dependent;

     c) all executory contracts or unexpired leases assumed or assumed and assigned by Southern Mineral during the Chapter 11 Case or under the Plan shall remain in full force and effect for the benefit of Reorganized Southern Mineral or it assignees notwithstanding any provision in such contract or lease (including those described in Sections 365(b)(2) and (f) of the Bankruptcy Code) that prohibits such assignment or transfer or that enables, permits or requires termination of such contract or lease;

     d) all property of the Estate will vest in Reorganized Southern Mineral with title to such property being free and clear of all liens, charges, Claims, encumbrances, or interest, except as expressly provided in the Plan or Confirmation Order;

     e) except as expressly provided in the Plan, Southern Mineral and Reorganized Southern Mineral are discharged effective upon the Confirmation Date from any "debt" (as that term is defined in Section 101(12) of the Bankruptcy Code), and all liability in respect of such debt is extinguished completely, whether reduced to judgment or not, liquidated or unliquidated, contingent or noncontingent, asserted or unasserted, fixed or unfixed, matured or unmatured, disputed or undisputed, legal or equitable, or known or unknown, or that arose from any agreement of Southern Mineral that has either been assumed or rejected in the Chapter 11 Case or pursuant to the Plan, or obligation of Southern Mineral incurred before the Confirmation Date, including, without limitation, all interest, if any, on any such debts, whether such interest accrued before or after the Petition Date;

     f) the Plan does not provide for the liquidation of all or substantially all of the property of Southern Mineral and its confirmation is not likely to be followed by liquidation of the Reorganized Southern Mineral or the need for further financial reorganization;

     g) the New Securities and Warrants issued under the Plan to holders of Debentures are exempt from registration under the Securities Act of 1933 pursuant to Section 1145 of the Bankruptcy Code, except to the extent that holders of the New Securities are "underwriters," as that term is defined in Section 1145 of the Bankruptcy Code.

     h) the following agreements in form and substance satisfactory to Southern Mineral and EnCap, shall have been executed and delivered, and all conditions precedent thereto shall have been satisfied:

       (1) an amendment to the Restated Articles of Incorporation and of Southern Mineral;

       (2) the Amended Credit Facility; and

       (3) Stock Purchase Agreement for the EnCap Transaction.

     i) All actions, documents and agreements necessary to implement the Plan shall have been effected or executed.

   C. Waiver of Conditions

   Each of the conditions set forth in Articles X. above, other than those set forth in Article X.A and X may be waived whole or in part by Southern Mineral or Reorganized Southern Mineral in its sole and absolute discretion without any notice to parties in interest or the Bankruptcy Court and without a hearing. The failure to satisfy or waive any condition to the Consummation Date may be satisfied (including any action or inaction by Southern Mineral or Reorganized Southern Mineral). The failure of Southern Mineral or Reorganized Southern Mineral to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right that may be asserted at any time.

XI. MODIFICATIONS AND AMENDMENTS

   Southern Mineral may alter, amend, or modify the Plan or any Exhibits thereto under Section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Date. After the Confirmation Date and prior to substantial consummation of the Plan, as defined in Section 1101(2) of the Bankruptcy Code, Southern Mineral may, under Section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan, the Disclosure Statement, or the Confirmation Order, and such matters as may be necessary to carry out the purposes and effects of the Plan so long as such proceedings do not materially adversely affect the treatment of holders of Claims or Interests under the Plan; provided, however, that prior notice of such proceedings shall be served in accordance with the Bankruptcy Rules or order of the Bankruptcy Court.

XII. RETENTION OF JURISDICTION

   A. Under Sections 105(a) and 1142 of the Bankruptcy Code, and notwithstanding entry of the Confirmation Order and occurrence of the Consummation Date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of, and related to, the Chapter 11 Case and the Plan to the fullest extent permitted by law, including, among other things, jurisdiction to:

     1. allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any Claim or Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of and objections to the allowance or priority of Claims or Interests;

     2. hear and determine all applications for compensation and reimbursement of expenses of Professionals under the Plan or under Sections 330, 331, 503(b), 1103 and 1129(a)(4) of the Bankruptcy Code; provided, however, that from and after the Consummation Date, the payment of the fees and expenses of the retained professionals of Reorganized Southern Mineral shall be made in the ordinary course of business and shall not be subject to the approval of the Bankruptcy Court;

     3. hear and determine all matters with respect to the assumption or rejection of any executory contact or unexpired lease to which Southern Mineral is a party or with respect to which Southern Mineral may be liable, including, if necessary, the nature or amount of any required Cure or the liquidation or allowance of any Claims arising therefrom;

     4. effectuate performance of and payments under the provisions of the Plan;

     5. hear and determine any and all adversary proceedings, motions, applications, and contested or litigated matters arising out of, under, or related to, the Chapter 11 Case;

     6. enter such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of the Plan and all contracts, instruments, releases, and other agreements or documents created in connection with the Plan, the Disclosure Statement or the Confirmation Order;

     7. hear and determine disputes arising in connection with the interpretation, implementation, consummation or enforcement of the Plan, including disputes arising under agreements, documents or instruments executed in connection with the Plan;

     8. consider any modifications of the Plan, cure any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

     9. issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any entity with implementation, consummation, or enforcement of the Plan or the Confirmation Order;

     10. enter and implement such orders as may be necessary or appropriate if the Confirmation Order is for any reason reversed, stayed, revoked, modified, or vacated;

     11. hear and determine any matters arising in connection with or relating to the Plan, the Disclosure Statement, the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order;

     12. enforce all orders, judgments, injunctions, releases, exculpations, indemnifications and rulings entered in connection with the Chapter 11 Case;

     13. recover all assets of Southern Mineral and property of Southern Mineral's Estate, wherever located;

     14. hear and determine matters concerning state, local, and federal taxes that arise from facts in existence either prior to or after the Petition Date in accordance with Sections 346, 505, and 1146 of the Bankruptcy Code;

     15. hear and determine all disputes involving the existence, nature, or scope of Southern Mineral's discharge;

     16. hear and determine such other matters as may be provided in the Confirmation Order or as may be authorized under, or not inconsistent with, provisions of the Bankruptcy Code; and

     17. enter a final decree closing the Chapter 11 Case.

XIII. COMPROMISES AND SETTLEMENTS

   Pursuant to Rule 9019(a), Bankruptcy Rules, Southern Mineral may compromise and settle various Claims against it and/or claims that it may have against other Persons. Southern Mineral expressly reserves the right (with Bankruptcy Court approval, following appropriate notice and opportunity for a hearing) to compromise and settle Claims against it and claims that it may have against other Persons up to and including the Consummation Date. After the Consummation Date, such right shall pass to Reorganized Southern Mineral.

XIV. MISCELLANEOUS PROVISIONS

   A. Bar Dates for Certain Claims

   1. Administrative Claims: Substantial Contribution Claims

   The Confirmation Order will establish an Administrative Claims Bar Date for filing of all Administrative Claims, including Substantial Contribution Claims (but not including claims for Professional Fee Claims or the Claims for expenses of the members of the Creditor's Committee (if one has been appointed), which date will be 45 days after the Confirmation Date. Holders of asserted Administrative Claims, other than Professional Fee Claims or the Claims for expenses of the members of the Creditors' Committee (if one has been appointed), not paid prior to the Confirmation Date must file and serve on Southern Mineral and its counsel proofs of Administrative Claim (or application for compensation or reimbursement of expenses in the case of Substantial Contribution Claims) on or before such Administrative Claims Bar Date or forever be barred from doing so. The notice of Confirmation to be delivered pursuant to Rules 3020(c) and 2002(f) Bankruptcy Rules will set forth such date and constitute notice of this Administrative Claims Bar Date. Southern Mineral or Reorganized Southern Mineral, as the case may be, shall have 45 days (or such longer period as may be allowed by order of the Bankruptcy Court) following the Administrative Claims Bar Date to review and object to such Administrative Claims before a hearing for determination of allowance of such Administrative Claims.

   2. Professional Fee Claims

   All final requests for compensation or reimbursement of Professional Fee Claims pursuant to Sections 327, 328, 330, 331, 503(b) or 1103 of the Bankruptcy Code for services rendered to Southern Mineral or the Creditors' Committee (if one has been appointed) prior to the Consummation Date (other than Substantial Contribution Claims under Section 503(b)(4) of the Bankruptcy
Code) must be filed and served on the Reorganized Southern Mineral and its counsel no later than 45 days after the Consummation Date, unless otherwise ordered by the Bankruptcy Court. Objections to applications of such Professionals or other entities for compensation or reimbursement of expenses must be filed and served on the Reorganized Southern Mineral and its counsel and the requesting Professional or other entity no later than 45 days (or such longer period as may be allowed by order of the Bankruptcy Court) after the date on which the applicable application for compensation or reimbursement was served.

   B. Payment of Statutory Fees

   All fees payable pursuant to Section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation shall be paid on or before the Consummation Date.

   C. Severability of Plan Provisions

   If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void or unenforceable, the Bankruptcy Court, at the request of Southern Mineral, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

   D. Successors and Assigns

   The rights, benefits and obligations of any entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of, any heir, executor, administrator, successor or assign of such entity.

   E. Releases and Satisfaction of Subordination Rights

   All Claims of the holders of the Secured Claims, Debentures and Claims against Southern Mineral and all rights and claims between or among such holders relating in any manner whatsoever to any claimed subordination rights, if any, shall be deemed satisfied by the distributions under, described in, contemplated by, and/or implemented by the Plan to holders of Claims having such subordination rights, and such subordination rights shall be deemed waived, released, discharged, and terminated as of the Consummation Date. All actions related to the enforcement of such subordination rights shall be permanently enjoined. Distributions under, described in, contemplated by, or implemented by the Plan to the various Classes of Claims hereunder shall not be subject to levy, garnishment, attachment, or like legal process by any holder of a Claim by reason of any claimed subordination rights or otherwise, so that each holder of a Claim shall have and receive the benefit of the distributions in the manner set forth in the Plan.

   F. Discharge of Southern Mineral

   All consideration distributed under the Plan shall be in exchange for, and in complete satisfaction, settlement, discharge, and release of, all Claims of any nature whatsoever against Southern Mineral or any of its assets or properties, and, except as otherwise provided herein or in the Confirmation Order. Regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims, upon the Consummation Date, Southern Mineral, shall be deemed discharged and released under Section 1141(d)(1)(A) of the Bankruptcy Code from any and all Claims, including, but not limited to, (i) debts, demands and liabilities that arose before the Confirmation Date, (ii) any liability (including withdrawal liability) to the extent such Claims relate to services performed by employees of Southern Mineral prior to the Petition Date and that arises from a termination of employment or a termination of any employee or retiree benefit program regardless of whether such termination occurred prior to or after the Confirmation Date, and (iii) all debts of the kind specified in Sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (a) a proof of Claim based upon such debt is filed or deemed filed under Section 501 of the Bankruptcy Code, (b) a Claim based upon such debt is Allowed under Section 502 of the Bankruptcy Code, or (c) the holder of a Claim based upon such debt accepted the Plan. The Confirmation Order shall be a judicial determination of discharge of all liabilities of Southern Mineral, subject to the Consummation Date occurring.

   G. Committees

   Effective on the Consummation Date, the duties of the Creditors' Committee (if one has been appointed) shall terminate, except with respect to any appeal of an order in the Chapter 11 Case and applications for Professional Fee Claims.

   H. Exculpation and Limitation of Liability

   Neither the Reorganized Southern Mineral, nor any of its present or former officers, directors, employees, advisors, attorneys, or agents, shall have or incur any liability to any holder of a Claim or an Interest, or any other party in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys, or affiliates, or any of their successors or assigns, for any act or omission in connection with, relating to, or arising out of, the Chapter 11 Case, the solicitation of acceptances of the Plan, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their willful misconduct, and in all respects shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

   Notwithstanding any other provision of the Plan, no holder of a Claim or Interest, no other party in interest, none of their respective agents, employees, representatives, financial advisors, attorneys, or affiliates, and no successors or assigns of the foregoing, shall have any right of action against the Reorganized Southern Mineral, or any of its present or former officers, directors, employees, advisors, attorneys, or agents, for any act or omission in connection with, relating to, or arising out of the Chapter 11 Case, the solicitation of acceptances of the Plan, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their willful misconduct.

   The ongoing exculpation and limitation on liability shall not, however, limit, abridge, or otherwise affect the rights, if any, of Reorganized Southern Mineral to enforce, sue on, settle, or compromise the Litigation Claims retained pursuant to the Plan.

   I. Binding Effect

   The Plan shall be binding upon and inure to the benefit of Southern Mineral, all present and former holders of Claims against and Interests in Southern Mineral, its respective successors and assigns, including, but not limited to, the Reorganized Southern Mineral, and all other parties-in-interest in this Chapter 11 Case.

   J. Revocation, Withdrawal, or Non-Consummation

   Southern Mineral reserves the right to revoke or withdraw the Plan at any time prior to the Confirmation Date and to file subsequent plans of reorganization. If Southern Mineral revokes or withdraws the Plan, or if Confirmation or Consummation does not occur, then (i) the Plan shall be null and void in all respects, (ii) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Class of Claims), assumption or rejection of executory contracts or leases effected by the Plan, and any document or agreement executed pursuant to the Plan shall be deemed null and void, and (iii) nothing contained in the Plan, and no acts taken in preparation for consummation of the Plan, shall (a) constitute or be deemed to constitute a waiver or release of any Claims by or against, or any Interests in, Southern Mineral or any other Person, (b) prejudice in any manner the rights of Southern Mineral or any Person in any further proceedings involving Southern Mineral, or (iv) constitute an admission of any sort by Southern Mineral or any other Person.

   K. Plan Supplement

   Any and all exhibits, lists, or schedules not filed with the Plan shall be contained in the Plan Supplement and filed with the Clerk of the Bankruptcy Court at least ten (10) Business Days prior to date of the commencement of the Confirmation Hearing. Upon its filing with the Bankruptcy Court, the Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal court hours. Holders of Claims or Interests may obtain a copy of the Plan Supplement upon written request to Southern Mineral.

   L. Notices

   Any notice, request, or demand required or permitted to be made or provided to or upon Southern Mineral or Reorganized Southern Mineral under the Plan shall be (i) in writing, (ii) served by (a) certified mail, return receipt requested, (b) hand delivery, (c) overnight delivery service, (d) first class mail, or (e) facsimile transmission, and (iii) deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addresses as follows:

   M. Indemnification Obligations

   Except as otherwise specifically limited in the Plan, any obligations or rights of Southern Mineral to indemnify its present and former directors, officers or employees pursuant to Southern Mineral's Restated Articles of Incorporation, by-laws, policy of providing employee indemnification, applicable state law, or specific agreement in respect of any claims, demands, suits, causes of action, or proceedings against such directors, officers, or employees based upon any act or omission related to such present and former directors', officers', or employees' service with, for, or on behalf of Southern Mineral, shall survive confirmation of the Plan and remain unaffected thereby, irrespective of whether indemnification is owed in connection with an occurrence before or after the Petition Date.

   N. Prepayment

   Except as otherwise provided in the Plan or the Confirmation Order, Southern Mineral shall have the right to prepay, without penalty, all or any portion of an Allowed Claim at any time; provided, however, that any such prepayment shall not violate, or otherwise prejudice, the relative priorities and parities among the classes of Claims.

   O. Term of Injunctions or Stays

   Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays provided for in the Chapter 11 Case under Sections 105 or 362 of the Bankruptcy Code or otherwise, and extant on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order), shall remain in full force and effect until the Consummation Date.

   P. Governing Law

   Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) the laws of (i) the State of Texas shall govern the construction and implementation of the Plan and any agreements, documents, and instruments executed in connection with the Plan and (ii) the laws of the State of Nevada shall govern corporate governance matters with respect to Southern Mineral and Reorganized Southern Mineral, in either case without giving effect to the principles of conflicts of law thereof.

Dated: Houston, Texas
     , 1999

                                          SOUTHERN MINERAL CORPORATION

                                          By:__________________________________
                                             Name:
                                             Title:

Akin, Gump, Strauss, Hauer & Feld, L.L.P.
Attorneys for Southern Mineral Corporation

By:__________________________________
         H.Rey Stroube, III

                                  APPENDIX I-A

Administrative Claim...........  a Claim for payment of an administrative expense of a kind specified in Section 503(b) or 1114(e)(2) of the Bankruptcy Code and entitled to property pursuant to Section 507(a)(1) of the Bankruptcy Code.

Affiliate......................  any Person that is an affiliate as defined by
                                 Section 101(2) of the Bankruptcy Code.

Allowed........................  when used in reference to a Claim or Interest within a particular Class, an Allowed Claim or Allowed Interest of the type described in such Class.

Allowed Claim..................  a Claim or any portion thereof as to which
                                 (a) no objection to allowance or request for estimation has been interposed on or before the Consummation Date or the expiration of such other applicable period of limitation fixed by the Bankruptcy Code, Bankruptcy Rules, or the Bankruptcy Court, (b) the Schedules of Southern Mineral do not list such Claim as disputed, contingent or unliquidated, (c) any objection to its allowance has been settled, waived through payment, or withdrawn, or has been denied by a Final Order, (d) a Final Order is entered allowing such Claim, (e) the liability of Southern Mineral, and the amount thereof are determined by final order of a court of competent jurisdiction other than the Bankruptcy Court, or (f) the Plan provides for an express liquidated, agred amount; provided, however, that with respect to an Administrative Claim, "Allowed Claim" means an Administrative Claim as to which a timely request for payment has been made in accordance with Article XIV.A.1 of the Plan (if such written request is required) or other Administrative Claim, in each case as to which Southern Mineral (1) has not interposed a timely objection or (2) has interposed a timely objection and such objection has been settled, waived through payment, or withdrawn, or has been denied by a Final Order.

Amended Credit Facility........  the loan and credit agreements among Southern
                                 Mineral, Compass Bank-Houston and First Union National Bank that provide for the repayment of the Remaining Loan Balance on terms and conditions in form and substance substantially similar to the documents attached as Appendix 2-a.

Ballots........................  each of the ballot forms distributed with this Disclosure Statement to holders of
                                 Impaired Claims or Interests entitled to vote to accept or reject the Plan.

Bankruptcy Code................  the Bankruptcy Reform Act of 1978, as
                                 codified in Title 11 of the United States
                                 Code, 11 U.S.C. (S)(S) 101 et seq, as now in effect or hereafter amended.

Bankruptcy Court...............
                                 the United States Bankruptcy Court for the
                                 District of Nevada or such other court as may have jurisdiction over the Chapter 11 Case.

                                     I-A-1

Bankruptcy Rules...............  the Federal Rules of Bankruptcy Procedure,
                                 the Official Bankruptcy Forms, and the
                                 Federal Rules of Civil Procedure as
                                 incorporated in the Federal Rules of
                                 Bankruptcy Procedure, and the Local Rules of the Bankruptcy Court, as applicable to the Chapter 11 Case or proceedings therein, as the case may be.

Bar Date(s)....................  the date(s), if any, designated by the
                                 Bankruptcy Court as the last dates for filing proofs of Claim in the Chapter 11 Case.

Borrowing Base Obligation......  as defined in the Credit Facility.

Canadian Credit Facility.......  Credit Facility Agreement, dated February 26,
                                 1999, between National Bank of Canada and
                                 Neutrino, as amended.

Cash...........................  legal tender of the United States or equivalents thereof.

Chapter 11 Case................  This reorganization case filed by Southern
                                 Mineral. pursuant to Chapter 11 of the
                                 Bankruptcy Code

CIBC...........................  CIBC World Markets Corp.

Claim..........................  a potential debt obligation of Southern
                                 Mineral, whether or not asserted, as defined in Section 101(5) of the Bankruptcy Code.

Class..........................  a category of holders of Claims or Interests as defined by the Plan.

Collateral.....................  any property or interest in property of
                                 Southern Mineral that is property of its Chapter 11 Estate (as defined by Section 541 of the Bankruptcy Code) subject to a valid and enforceable lien or security interest to secure the payment or performance of a Claim, which lien is not subject to avoidance under the Bankruptcy Code or otherwise invalid under the Bankruptcy Code or applicable state law.

Common Stock...................  the Common Stock of Southern Mineral, par
                                 value $.01 per share.

Confirmation...................  the consequence of the entry by the
                                 Bankruptcy Court of the Confirmation Order.

Confirmation Date..............  the date of entry by the clerk of the
                                 Bankruptcy Court of the Confirmation Order.

Confirmation Hearing...........  the hearing to consider confirmation of the
                                 Plan convende pursuant to Section 1128 of the Bankruptcy Code.

Confirmation Order.............  the order entered by the Bankruptcy Court pursuant to Section 1129 of the Bankruptcy
                                 Code confirming the Plan.

Consummation Date..............  the Business Day on which all conditions to the consummation of the Plan have been
                                 satisfied or waived in accordance with
                                 Article X.B. of the Plan.

Credit Facility................
                                 Amended and Restated Credit Agreement, dated
                                 February 26, 1999, among Southern Mineral,
                                 Compass Bank-Houston and First Union National Bank, as amended.

                                     I-A-2

Creditor.......................  any Person who holds a Claim against Southern
                                 Mineral.

Creditors' Committee...........  the committee of unsecured creditors, if any, appointed pursuant to Section 1102(a) of the Bankruptcy Code in the Chapter 11 Case.

DD&A...........................  depreciation, depreciation and amortization.

Debenture(s)...................  Southern Mineral's 6.875% Convertible
                                 Subordinated Debentures Due 2007.

DIP Facility...................  the debtor-in-possession credit facility to be provided to Southern Mineral during the
                                 Chapter 11 Case in the aggregate principal
                                 amount of $    , pursuant to the DIP Facility
                                 Agreement.

DIP Facility Agreement.........  the amended and restated secured credit agreement, to be dated as of the Petition
                                 Date, by and among Southern Mineral,     ,
                                 and the other signatories thereto.

DIP Lenders....................  the financial institutions that are the parties to the DIP Facility Agreement.

DIP Notes......................  promissory notes issued under the DIP
                                 Facility Agreement in an amount equal to
                                     .

Disbursing Agent...............  Reorganized Southern Mineral or any party designated by Reorganized Southern Mineral, in its sole discretion, to serve as a disbursing agent under the Plan.

Disclosure Statement...........  this disclosure statement, as it may be amended, supplemented, or modified from time to time, prepared and distributed in accordance with Section 1125 and 1126(b) of the Bankruptcy Code and Rule 3018, Bankruptcy Rules.

Disputed Claim.................  any Claim that is not an Allowed Claim or is not paid pursuant to the Plan or an order of the Bankruptcy Court (a) which is listed on the Schedules as unliquidated, contingent, or disputed and which has not been resolved by written agreement of the parties or an order of the Bankruptcy Court, (b) proof of which was required to be filed by order of the Bankruptcy Court but as to which a proof of Claim was not timely or properly filed, (c) proof of which was timely and properly filed and is listed on the Schedules as unliquidated, disputed or contingent, (d) that is disputed in accordance with the provisions of the Plan, or (e) as to which Southern Mineral has interposed a timely objection or request for estimation in accordance with the Bankruptcy Code, the Bankruptcy Rules, and any orders of the Bankruptcy Court, or is otherwise disputed by Southern Mineral in accordance with applicable law, which objection, request for estimation, or dispute has not been withdrawn or determined by a Final Order, provided, however, that for purposes of determining whether a particular Claim is a Disputed Claim prior to the expiration of any period of limitation fixed for the interposition by Southern

                                     I-A-3

                                 Mineral of objections to the allowance of Claims, any Claim that is not identified by Southern Mineral, as an Allowed Claim shall be deemed a Disputed Claim.

Distribution Date..............  the date, occurring as soon as practicable, but in no event later than twenty (20)
                                 Business Days after the Consummation Date, upon which the initial distributions are made by Reorganized Southern Mineral to holders of Allowed Claims or Interests as provided in
                                 Article VII of the Plan, which date will also be considered the effective date of the Plan for purposes of the applicable provisions of the Bankruptcy Code .

Distribution Record Date.......  the record date for purposes of making distributions under the Plan on account of Allowed Claims, which will be the first (1st) Business Day following the Confirmation Date.

Distribution Reserve...........  the reserve, if any, established and maintained by the Reorganized Southern
                                 Mineral, into which the Reorganized Southern
                                 Mineral will deposit the amount of Cash, Common Stock, or other property that would have been distributed on the Distribution Date to holders of (a) Disputed Claims, (b) contingent liquidated Claims, if such Claims is undisputed or not contingent on the Distribution Date, pending (i) the allowance of such Claims, (ii) the estimation of such Claims for purposes of allowance or (iii) the realization of the contingencies, and (c) unliquidated Claims, if such Claims had been liquidated on the Distribution Date, such amount to be estimated by the Bankruptcy Court or agreed upon by Southern Mineral and the holders thereof as sufficient to satisfy such unliquidated Claim upon such Claim's (x) allowance, (y) estimation for purposes of allowance, or (z) liquidation, pending the occurrence of such estimation or liquidation.

EnCap..........................  EnCap Energy Capital Fund III, L.P., EnCap
                                 Energy Capital Fund III-B, L.P., Energy
                                 Capital Investment Company PLC, BOCP Energy
                                 Partners, L.P. and EnCap Investments L.L.C., collectively.

EnCap Transaction..............  The investment by EnCap in New Securities of
                                 Reorganized Southern Mineral pursuant to the Stock Purchase Agreement dated July 20, 1999, between EnCap and Southern Mineral, including the payment of a Purchasers' Representative Fee by Reorganized Southern Mineral.

Equity Securities Claim........  a Securities Claim arising from the ownership of the Common Stock.

Estate.........................  the estate of Southern Mineral in the Chapter
                                 11 Case, created pursuant to Section 541 of the Bankruptcy Code.

Final Order....................  an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction, as entered on the docket in the Chapter 11 Case, the operation or effect of which has not been stayed, reversed, or amended and as to which order or judgment (or any

                                     I-A-4
                                 revision, modification, or amendment thereof) the time to appeal or seek review or rehearing has expired and as to which no appeal or petition for review or rehearing was filed or, if filed, remains pending.

Form 10-K/A....................  Southern Mineral's Annual Report on Form 10-
                                 K/A for the fiscal year ended December 31, 1998 (Commission File Number 0-8043).

Form 10-Q......................  Southern Mineral's Quarterly Report on Form
                                 10Q for the quarterly period ended March 31, 1999 (Commission File Number 0-8043).

Impaired.......................  when used with reference to a Claim or
                                 Interest, a Claim or Interest that is
                                 impaired within the meaning of Section 1124 of the Bankruptcy Code.

Indenture......................  the Indenture relating to the Debentures, dated September 17 1997, between Southern
                                 Mineral and the Indenture Trustee.

Indenture Trustee..............  American Stock Transfer & Trust Company

Intercompany Claim.............  any Claim of (a) any Affiliate against
                                 Southern Mineral, (b) any Affiliate against any other Affiliate, or (c) Southern Mineral against any Affiliate, as the case may be.

Interest.......................  the legal, equitable, contractual and other right of any Person as owner or holder with respect to the Common Stock and the legal, equitable, contractual or other rights of any Person to acquire or receive any of the foregoing.

Litigation Claims..............  the claims, rights of action, suits or proceedings, whether in law or in equity, known or unknown, that Southern Mineral or Estate may hold against any Person which are retained by Reorganized Southern Mineral pursuant to Article IV.G of the Plan.

Master Ballot..................  the ballot provided to a bank, brokerage firm or other nominee, or agent or proxy holder thereof holding Debentures in its own name on behalf of a beneficial owner, or any agent thereof.

Neutrino.......................  Neutrino Resources Inc.

New Securities.................  the newly authorized and issued shares Common
                                 Stock of Reorganized Southern Mineral to be issued pursuant to the provisions of Article IV of the Plan and the EnCap Transaction

NOL............................  net operating loss carry forward.

Other Priority Claim...........  a Claim entitled to priority pursuant to
                                 Section 507(a) of the Bankruptcy Code other than a DIP Facility Claim, Priority Tax Claim or an Administrative Claim.

Other Unsecured Claim..........  a Claim that is not a DIP Facility Claim,
                                 Administrative Claim, Priority Tax Claim,
                                 Other Priority Claim, Secured Claim,
                                 Debenture Claim, or Securities Claim.

                                     I-A-5

Person.........................  an entity as defined in Section 101 (41) of the Bankruptcy Code.

Petition Date..................  the date on which Southern Mineral files its petition for relief commencing the Chapter 11 Case.

Plan...........................  the Chapter 11 reorganization plan for
                                 Southern Mineral, dated      , 1999, as the
                                 same may be amended, modified or supplemented from time to time.

Plan Supplement................  the compilation of documents and forms of documents specified in the Plan which will be filed with the Bankruptcy Court not later than ten (10) Business Days prior to the commencement of the Confirmation Hearing.

Priority Tax Claim.............  a Claim that is entitled to priority pursuant to Section 507(a)(8) of the Bankruptcy Code.

Professional...................  any professional employed in the Chapter 11
                                 Case pursuant to Sections 327 or 1103 of the Bankruptcy Code or otherwise and the Persons seeking compensation or reimbursement of expenses in connection with the Chapter 11 Case pursuant to Section 503(b)(4) of the Bankruptcy Code.

Professional Fee Claim.........  a Claim of a Professional for compensation or reimbursement of costs and expenses relating to services incurred after the Petition Date and prior to and including the Consummation Date.

Projections....................  the financial projections contained in Annex to the Disclosure Statement.

Purchasers' Representative
 Fee...........................  the fee payable to EnCap Investments L.L.C.
                                 pursuant to the Stock Purchase Agreement equal to $600,000 cash and 2,127,660 shares of New Securities.

Record Date....................                     , 1999.

Remaining Loan Balance.........  that portion of the Borrowing Base Obligation that remains outstanding after application of the payments provided for in Article III, B.
                                 2. a. of this Plan.

Reorganized Southern Mineral...  Southern Mineral as reorganized pursuant to the Plan on and after the Consummation Date.

Requisite Acceptances..........  with respect to an impaired class of claims, votes cast to accept the Plan in number and amount equal to (a) at least two-thirds ( 2/3) in amount of the Claims of the holders in such Class who actually cast votes with respect to the Plan and (b) more than one-half ( 1/2) in number of the holders in such Class who actually cast votes with respect to the Plan.

Schedules......................  the schedules of assets and liabilities and the statement of financial affairs, if any, filed in the Bankruptcy Court by Southern Mineral, as such schedules or statement may be amended or supplemented from time to time in accordance with Rule 1009, Bankruptcy Rules or orders of the Bankruptcy Court.

                                     I-A-6

Section 341 Meeting............  the first meeting of creditors held pursuant to Section 341 of the Bankruptcy Code.

Secured Claim..................  a Claim, other than a setoff Claim, that is secured by a security interest in or lien upon property, or the proceeds of the sale of such property, in which Southern Mineral has an interest to the extent of the value as of the Consummation Date or such later date as is established by the Bankruptcy Court of such interest or lien as determined by a Final Order of the Bankruptcy Court pursuant to Section 506 of the Bankruptcy Code or as otherwise agreed upon in writing by Southern Mineral and the holder of such Claim.

Securities Act.................  the Securities Act of 1933, 15 U.S.C. (S)(S)
                                 77a-77aa, as now in effect or hereafter
                                 amended.

Solicitation...................  the solicitation by Southern Mineral from holders of the Debentures and the Common
                                 Stock of acceptances of the Plan pursuant to
                                 Section 1126(b) of the Bankruptcy Code.

Solicitation Package...........  the package provided by Southern Mineral that includes the Disclosure Statement and related materials and, where appropriate, Ballots or Master Ballots.

Southern Mineral...............  Southern Mineral Corporation, a Nevada
                                 corporation.

Substantial Contribution
 Claim.........................  a Claim by a party in interest asserted pursuant to Section 503(b) of the Bankruptcy
                                 Code.

Stock Purchase Agreement.......  the Stock Purchase Agreement, dated July 20,
                                 1999, between EnCap and Southern Mineral.

Tranche A......................  as defined in the Credit Facility.

Unimpaired Claim...............  a Claim that is not an Impaired Claim.

Unsecured Claim................  any Claim against Southern Mineral with respect to which the Creditor has no interest in and does not hold Collateral.

Voting Record Date.............  with respect to identification of the holders of Impaired Claims entitled to vote on the
                                 Plan,      , 1999.

Warrants.......................  the three-year warrants to purchase an aggregate of 7,820,460 shares of Common Stock of Southern Mineral at a price of $1.50 per share, to be issued to holders of Debentures pursuant to the Plan.

                                     I-A-7

                                                                         ANNEX B

                          SOUTHERN MINERAL CORPORATION

                         ESTIMATED LIQUIDATION PROCEEDS
                        ASSUMING CONVERSION TO CHAPTER 7

Introduction

   Section 1129(a)(7)(A) of the Bankruptcy Code provides that the bankruptcy court may not confirm a plan of reorganization as to creditors and equity interest holders in impaired classes who do not vote to accept the plan, unless the plan treatment provides the non-accepting creditors and equity interest holders at least the amount or value they would receive if the debtor were liquidated on the effective date of the plan in a hypothetical case under Chapter 7 of the Bankruptcy Code. This statutory requirement is commonly referred to as the "best interests of creditors" test.

   This liquidation analysis presents estimated amounts that would be paid to claimants and equity interest holders in impaired classes 2, 3 and 5 under a hypothetical Chapter 7 liquidation. The assumptions and estimates utilized in this liquidation analysis are considered reasonable by us and, with respect to our oil and gas assets, incorporate the results of the strategic alternatives evaluation program that we undertook prior to entering into the EnCap investment. This liquidation analysis is also based on assumptions with regard to management decisions that may be subject to change by a Chapter 7 trustee in an actual liquidation. Accordingly, we can give you no assurances that the values reflected in this liquidation analysis would be realized if we were, in fact, to undergo such liquidation.

   We believe that this liquidation analysis reflects all relevant information known to management as of the date of this proxy statement/prospectus/disclosure statement. We are not aware of any events subsequent to such date that would materially affect this liquidation analysis. We can give you no assurances that the assumptions underlying this liquidation analysis would be made or accepted by the bankruptcy court.

   The projections were not prepared with a view toward compliance with the guidelines established by the American Institute of Certified Public Accountants or the rules and regulations of the Securities and Exchange Commission regarding projections. Furthermore, the projections have not been audited, reviewed or compiled by KPMG LLP, our independent certified accountants, and they express no opinion or any other form of assurances on such information. Although presented with numerical specificity, the projections are based upon a variety of assumptions, some of which have not been achieved to date and may not be realized in the future, and are subject to significant business, litigation, economic and competitive uncertainties and contingencies, many of which are beyond our control. Consequently, the projections should not be regarded as a representation or warranty by us, or any other person, that the projections will be realized. Actual results may vary materially from those presented in the projections.

Basis of Presentation

   This liquidation analysis is based on our projected balance sheet as of September 30, 1999 with various adjustments thereto, as reflected in the significant assumptions section below and the footnote section following the liquidation analysis, as well as other amounts we estimated. The liquidation analysis assumes that our asset and liability values at September 30, 1999, the hypothetical effective date of the conversion, would be based upon a rollforward of the May 31, 1999 unaudited financial statements adjusted for our estimates through September 30, 1999. Actual results through September 30, 1999 and recoveries in Chapter 7 liquidation may differ materially from the projected balance sheet and estimate of recoveries included herein.

Significant Assumptions

   Oil and gas property liquidation value. The liquidation of our oil and gas assets assumes that (1) the asset disposition process would take place on an accelerated basis in the event of conversion to Chapter 7, (2) there would be no extensive solicitation of new offers, and (3) the properties would be sold in an "as is" condition and purchasers would not receive the normal contractual representations and warranties typically provided in the acquisition of oil and gas producing properties. The liquidation value was therefore determined based on numerous assumptions that we believe are reasonable under such circumstances, but may not necessarily occur if the liquidation were pursued. The initial value was determined by applying an estimate of future oil and gas prices and cost escalation to our estimated proved oil and gas reserves (except Ecuador, which was estimated to have no value) as of October 1, 1999. The product prices and cost escalation were derived from a current survey of oil and gas prices used by middle market oil and gas acquisition companies in determining their acquisition price. The product prices were adjusted for quality, grade and locations specific to our oil and gas properties. The result was a traditional reserves and economics analysis that discounted future net revenues by 10%. These discounted values were further adjusted to approximate the price that we believe oil and gas properties could be sold in an orderly, non-liquidation sale over a reasonable period of time while providing the purchaser with normal industry standard representations and warranties. The adjustments to the present value of future net revenues by category are as follows:

     .Proved developed producing          95%

     .Proved behind pipe                  50%

     .Proved undeveloped                  25%

The total was then reduced by an additional 25% to reflect the discounted associated with an accelerated Chapter 7 liquidation sale.

   In addition, we also received proposals to acquire certain of our oil and gas properties during our strategic alternatives evaluation program which taken at face value would have resulted in similar results on an over-all basis. Although these proposals were from independent third parties, for the most part there were no negotiations to improve the initial proposals nor were there extensive contacts to obtain other competing proposals for the individual asset packages. Conversely, the proposals were not submitted under the context of properties being sold in Chapter 7 and subject to the above referenced negative assumptions associated with such a sale.

   As outlined by CIBC WM in their bids received, net asset value summary included in the prospectus, subject to the assumptions and limitations stated therein (which bids were not received in anticipation of a Chapter 7 liquidation), the estimated value of (i) our oil and gas reserves estimated from their compilation of the bids received and (ii) the present value of our reserves discounted 10% that we estimated for those properties for which no bids were received totaled approximately $58.8 million. The value of properties located in the United States is $36.4 million and is comprised of several proposals combined with our estimate where no proposals were received to be paid in cash upon the closings. Two proposals for the Canadian properties were received totaling $22.4 million to be paid in cash and equity securities of one of the purchasers. The value of the U.S. properties does not include the $16.3 million agreement by ANR Production Company for our Brushy Creek Field and Texan Gardens Field interests. We also assumed that we would receive only a residual distribution from the various subsidiaries after the subsidiary had paid all of its debts and claims in full. We assumed that the prospects held for resale would need to be sold as part of the producing properties in order to maximize the value of the proceeds. See also notes 8 and 9.

   Order of distribution. The hypothetical Chapter 7 liquidation assumes the following order of distribution in accordance with Section 726 of the Bankruptcy Code:

  . Secured Claims entitle to a superpriority status approved by the Bankruptcy Court;

  . Allowed Secured Claims;

  . Allowed Chapter 7 Administrative Claims;

  . Allowed Chapter 11 Administrative Claims;

  . Allowed Priority Claims;

  . Allowed General Unsecured Claims; and

  . Equity Interests.

   Other assumptions.

    . Our operations would immediately cease upon conversion of the case to a Chapter 7 proceeding, and another operator would assume our oil and gas business operating functions;

    . A Chapter 7 trustee would liquidate the assets on an accelerated schedule;

    . Liquidation would commence on September 30, 1999 and be complete by December 31, 1999;

    . The oil and gas properties are assumed to be sold on October 1, 1999 with another operator commencing operations on October 1, 1999 on properties operated by us;

    . No asset value has been attributed to potential preferences, fraudulent transfers or other possible recoveries through pending lawsuits; and

    . In the liquidation of the subsidiaries, the estimated contingent liabilities attributable to our subsidiaries are as follows:

      .BEC, Inc.--legal and settlement costs of $1 million

      .Neutrino--decommissioning and plugging costs of $2.6 million

      .Neutrino--Canadian employee severance costs of $500,000

      .  Amerac/Southern Mineral Production Co.--state income tax of
         $100,000

   Based upon the foregoing assumptions, the following liquidation analysis was prepared, including a comparison of the estimated recoveries in a hypothetical Chapter 7 liquidation with estimated recoveries under the prepackaged plan.

                          SOUTHERN MINERAL CORPORATION
                        LIQUIDATION ANALYSIS--UNAUDITED
                            ESTIMATED AS OF 9/30/99
                                 (in thousands)

CURRENT ASSETS
  Cash.............................................................. $ 1,857(1)
  Accounts receivable...............................................   1,317(2)
  Prepaids/deposits.................................................     -- (3)
                                                                     -------
    Total current assets............................................   3,174
PROPERTY AND EQUIPMENT
  Oil & gas properties..............................................   9,882(4)
  Mineral rights....................................................     -- (4)
  Unproven properties...............................................     -- (4)
  Office equipment..................................................     -- (5)
  Investment in subsidiaries........................................  20,758(6)
  Deferred bond costs...............................................     -- (7)
  Prospects held for resale.........................................     -- (8)
  Other.............................................................     -- (9)
                                                                     -------
ASSETS AVAILABLE FOR DISTRIBUTION................................... $33,814
                                                                     =======

                          SOUTHERN MINERAL CORPORATION
                  SUBSIDIARIES LIQUIDATION ANALYSIS--UNAUDITED
                            ESTIMATED AS OF 9/30/99
                                 (in thousands)

Value of Investment In Subsidiaries:
------------------------------------
ASSETS
  Cash............................................................. $(1,626)(1)
  Accounts receivable..............................................   4,012 (2)
  Other (Prepaids/deposits)........................................     --  (3)
  Oil and gas producing properties.................................  47,707 (4)
  Mineral rights...................................................     --  (4)
  Unproven properties..............................................     --  (4)
  Office Equipment.................................................      82 (5)
  Deferred bond costs..............................................     --  (7)
  Prospects held for resale........................................     --  (8)
                                                                    -------
  Assets Available to pay debts/claims.............................  50,175
LIABILITIES
  Accounts payable.................................................   5,604
  Canadian bank loan...............................................  18,773
  Other debt.......................................................     --
  Deferred taxes...................................................     --
  Liquidation fees.................................................     715
  Big Escambia Creek lawsuit.......................................   1,000
  Decommissioning of Edson Gas Plant...............................   1,200
  Inverness P&A wells..............................................   1,000
  Alberta Province P&A of wells....................................     100
  Canada employee severence........................................     425
  Amerac/Southern Mineral Prod est. state taxes....................     100
  Neutrino drilling commitment.....................................     500
                                                                    -------
  NET ASSETS AVAILABLE FOR DISTRIBUTION............................ $20,758
                                                                    =======

                          SOUTHERN MINERAL CORPORATION
                         BEST INTERESTS TEST--UNAUDITED
                            ESTIMATED AS OF 9/30/99
                                 (in thousands)

                                     Chapter 7                   Prepackaged Plan
                          ------------------------------- -------------------------------
                          Estimated                       Estimated
                           Allowed  Estimated  Estimated   Allowed  Estimated  Estimated
                          Amount $  Recovery $ Recovery % Amount $  Recovery $ Recovery %   Notes
                          --------- ---------- ---------- --------- ---------- ---------- ---------
Chapter 7 Administrative
 Expenses...............   $ 2,550   $ 2,550     100.0%    $   --    $   --      100.0%   (10) (11)
DIP Facility Claims.....       500       500     100.0%        --        --      100.0%     (12)
Administrative Claims of
 Chapter 11.............       --        --      100.0%        --        --         N/A     (13)
Priority Tax Claims.....       320       320     100.0%        320       320        N/A     (14)
Southern Mineral Class
 1--Other Priority
 Claims.................       --        --      100.0%        --        --         N/A     (15)
Southern Mineral Class
 2--Secured Claims of
 Compass Bank and First
 Union..................    15,198    15,198     100.0%     15,198    15,198        N/A     (12)
Southern Mineral Class
 3--Unsecured Claims of
 the Debentures.........    42,585    15,207      35.7%     42,585    17,468      41.0%     (16)
Southern Mineral Class
 4--Unsecured Claims of
 all creditors not in
 Class 3................       109        39      35.7%        109       109     100.0%     (17)
Southern Mineral Class
 5--Interests of Common
 Stockholders...........       --        --        0.0%        --      6,017      17.2%     (18)
                           -------   -------               -------   -------
                           $58,712   $33,814               $58,212   $39,112
                           =======   =======               =======   =======

                  Notes to the Liquidation Analysis--Unaudited

Proceeds:

   1) The cash balance at September 30, 1999 is an estimate of cash available based upon our unaudited proforma balance sheet as of September 30, 1999. Our cash balance assumes settlement to the extent of available cash of all intercompany accounts receivable and payable as of September 30, 1999. The cash balances of the subsidiaries will be segregated under our domestic centralized cash management system and separate bank accounts for Neutrino.

   2) Accounts receivable are assumed to be liquidated at estimated book value and that any uncollectible receivables are written off prior to September 30, 1999.

   3) Other current assets consist primarily of prepaid items and deposits and are assumed to have no value in a liquidation scenario.

   4) The oil and gas property values are estimated as described under the caption "Significant Assumptions."

   5) Owned computer equipment and office fixtures are assumed to have no value in a liquidation scenario. Neither a physical inventory or evaluation has been performed nor have third party proposals been received for these assets which are primarily owned by various subsidiaries.

   6) A Chapter 7 trustee, as the 100% owner of the equity of all Affiliates, would undertake a contemporaneous liquidation of the assets of the Affiliates. The result of asset liquidations is that investments in subsidiaries are valued at the net proceeds amount available after liquidation of the oil and gas properties (as noted in the significant assumption sections above), and payment of all debts owed by the Affiliates (other than the amount owed to Compass Bank-Houston and First Union National Bank) based on a projected balance sheet as of September 30, 1999.

   7) Deferred bond issuance costs are assumed to have no value in a liquidation scenario.

   8) Oil and gas properties held for resale are geological prospects and are included in the value of the liquidation of the oil and gas property as discussed in note 4.

   9) Other includes primarily deposits, loan costs, and other miscellaneous assets and is assumed to have no value in a liquidation scenario.

Application of Proceeds:

   10) Estimated Chapter 7 administrative costs and expenses include the Chapter 7 trustee's statutory fee of 3% of total disbursements ($1,847,000), Chapter 7 professional fees ($125,000) and general and administrative costs required to be paid by the trustee to all properties during the three-month wind down period estimated to be approximately 37% of our gross general and administrative expenses incurred for the first quarter of 1999 ($380,000).

   11) We have assumed that CIBC WM or other property brokers would be retained by the Chapter 7 trustee and charge a sales commission of 1.5% of proceeds to assist the trustee in the sale of the oil and gas properties.

   12) We have assumed that the DIP Facility Lenders will be our current secured lenders of Compass Bank and First Union National Bank or another lender and that the net proceeds of the sale of our Brushy Creek Field and Texan Gardens Field interests will be applied to the secured claims of our lenders prior to liquidation. The proceeds from the property sales of the subsidiaries after payment of all debts owed except to Compass

Bank--Houston and First Union National Bank would be distributed to us and would be applied to the amounts owed our secured lenders after repayment of the DIP facility. We have assumed that $500,000 will be drawn under the DIP Facility. The amount drawn could be higher, particularly if cash flow from affiliates in interrupted.

   13) Administrative expenses consist of post-petition royalties, professional fees, employee stay bonus, and cure for the assumption of executory contracts. It is assumed that the professional and administrative fees would be paid as part of the liquidation and is included in the Chapter 7 Administrative Expenses described in notes 10 and 11.

   14) Priority tax claims are the estimated alternative minimum tax attributable to the sale of our Brushy Creek Field and Texan Gardens Field interests to ANR Production Company. We have not projected that any other priority tax claims would be owed for liquidation purposes.

   15) Other priority claims in the liquidation analysis would include liens and assumes that any oil and gas lien claimants will receive cash for the secured portion of their claim. These claims have been estimated to have no value. The amount of these claims in excess of the value of the property are treated as a Class 4 claim and receive treatment as general unsecured claims.

   16) The Class 3 Unsecured Claims attributable to the debentures are assumed to share pro rata distributions with the Class 4 Other Unsecured Claims. The distributions to debentureholders under the prepackaged plan would be $10,000,000 in cash, 15,640,000 shares of our common stock valued at approximately $7,350,800 (assuming $0.47 per share) and warrants to purchase an additional 7,820,000 shares of our common stock valued at approximately $117,308 (assuming $0.015 per warrant). The estimated value of the distribution would be approximately $17,468,108.

   17) The Class 4 Other Unsecured Claimants would share pro rata distributions with the Class 3 Unsecured Claims.

   18) The interest of Common Stockholders is valued at $0.47 per share for the estimated outstanding shares as of liquidation.

                                                                         ANNEX C

The Board of Directors
Southern Mineral Corporation
July 13, 1999
Page 1

July 13, 1999

The Board of Directors
Southern Mineral Corporation
1201 Louisiana, Suite 3350
Houston, TX 77002-5609

Members of the Board:

   You have asked CIBC World Markets Corp. ("CIBC WM") to render a written opinion ("Opinion") to the Board of Directors as to the fairness to Southern Mineral Corporation ("SMIN" or the "Company"), from a financial point of view, of the $20.6 million in consideration to be paid pursuant to the Stock Purchase Agreement, dated as of July 20, 1999 (the "Stock Purchase Agreement"), by EnCap Energy Capital Fund III, L.P., EnCap Energy Capital Fund III-B, L.P., Energy Capital Investment Company PLC and BOCP Energy Partners, L.P. (collectively, the "Investors") for the issuance of approximately 43.8 million shares of SMIN common stock (the "Investment"). In connection with the $20.6 million consideration, EnCap Investments, L.C. will receive approximately 2.1 million additional shares of SMIN common stock as a fee. Together with the Investment, the Stock Purchase Agreement provides for the commencement of an exchange offer (the "Exchange Offer") to redeem the Company's 6.875% Convertible Subordinated Debentures due 2007 (the "Convertible Notes").

   In arriving at our Opinion, CIBC WM has, among other things:

     (a) Reviewed a draft of SMIN's Registration Statement on Form S-4;

     (b) Reviewed the Stock Purchase Agreement;

     (c) Reviewed SMIN's audited financial statements for the fiscal years ended December 31, 1996, December 31, 1997 and December 31, 1998;

     (d) Reviewed SMIN's unaudited financial statements for the three-month period ended March 31, 1999;

     (e) Reviewed financial and operational projections prepared by SMIN's management;

     (f) Reviewed the historical trading performance of SMIN's common stock and SMIN's Convertible Notes;

     (g) Prepared a model that analyzed SMIN's financial prospects based upon various assumptions as to asset dispositions and capital infusions, such analyses including a status quo scenario that excluded the Investment;

     (h) Modeled a status quo scenario using certain assumptions of future financial performance provided to us by the management of SMIN to determine SMIN's financial prospects without the Investment;

     (i) Reviewed and analyzed certain financial, stock market and other publicly available information relating to the business of selected other companies for comparison to SMIN;

     (j) Reviewed and analyzed certain publicly available information for selected transactions for comparison to the Investment; and

     (k) Performed such other analyses and reviewed such other information as we deemed appropriate.

   In addition, we have held discussions with members of the management teams of both SMIN and the Investors in regard to selected aspects of SMIN's financial and operating prospects and the Investment and have interviewed representatives of SMIN's counsel as to certain legal matters relevant to the Investment.

   In rendering the Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of the financial and other information provided to or discussed with us by SMIN and its employees, representatives and affiliates or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. With respect to forecasts of SMIN's future financial condition and operating results provided to or discussed with CIBC WM, we assumed, at the direction of SMIN's management and without independent verification or investigation, that such forecasts were reasonably prepared in a manner that reflects the best available information, estimates and judgments of SMIN's management. We have also assumed that all material governmental, regulatory and other consents and approvals necessary for the consummation of the transactions contemplated by the Stock Purchase Agreement will be obtained without any meaningful adverse effect on SMIN. Other than the reserve reports prepared by Ryder Scott Company, Netherland, Sewell & Associates, Inc., Chapman Petroleum Engineering, Ltd. and Gilbert Laustsen Jung Associates, Ltd. as of January 1, 1999, CIBC WM neither made nor obtained any independent evaluations or appraisals of SMIN's assets or liabilities or those of any affiliated entity. CIBC WM is not expressing any opinion as to the underlying valuation, future performance or long-term prospects of SMIN, or the price at which SMIN common stock will trade subsequent to announcement of the Investment and the Exchange Offer. CIBC WM's Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. Subsequent developments may affect this Opinion, and we do not have any obligation to update, revise or reaffirm the Opinion.

   As part of our investment banking business, we regularly engage in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities and private placements and valuations for other purposes.

   CIBC WM has acted as financial advisor to SMIN in connection with the Investment and to the Board of Directors of SMIN in rendering this Opinion and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Investment. We also will receive a fee upon the delivery of this Opinion. We have also acted as financial advisor to SMIN in connection with a sale of assets and will receive a fee for our services. In the ordinary course of business, CIBC WM and its affiliates may actively trade securities of SMIN for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the consideration to be paid by the Investors is fair to SMIN from a financial point of view. This Opinion is for the use of the Board of Directors of SMIN in connection with and for the purposes of its evaluation of the Investment and does not constitute a recommendation to any securityholder voting on any matters relating to the Investment. Neither this Opinion nor the services provided by CIBC WM in connection herewith may be publicly disclosed or referred to in any manner by SMIN without the prior written approval of CIBC WM.

                                         Very truly yours,

                                         CIBC World Markets Corp.

                                                                         ANNEX D

                            STOCK PURCHASE AGREEMENT

   This STOCK PURCHASE AGREEMENT (this "Agreement") is made as of this 20th day of July, 1999, by and among EnCap Energy Capital Fund III, L.P., a Texas limited partnership, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, Energy Capital Investment Company PLC, an English investment company, and BOCP Energy Partners, L.P., a Texas limited partnership (collectively, the "Purchasers" and individually, a "Purchaser"), and Southern Mineral Corporation, a Nevada corporation (the "Company").

                                   RECITALS:

   WHEREAS, the Company desires to restructure and recapitalize its financial structure, including certain of its outstanding indebtedness; and

   WHEREAS, in connection with such restructuring, the Purchasers desire to make a significant investment in the Company; and

   WHEREAS, to implement such investment, the Purchasers desire to purchase from the Company, and the Company desires to issue and sell to the Purchasers, subject to the terms and conditions set forth herein, an aggregate of 43,829,787 shares of Common Stock (as hereinafter defined) of the Company;

   NOW, THEREFORE, in consideration of the recitals and the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

   For purposes of this Agreement, and in addition to terms defined elsewhere in this Agreement, the following terms shall have the following meanings:

   "Agreement" means this Stock Purchase Agreement, as the same may be amended, supplemented or modified from time to time in accordance with the terms hereof.

   "Applicable Environmental Laws" means any and all applicable laws pertaining to health, safety or the environment currently in effect in any and all jurisdictions in which the Company or the Subsidiaries have conducted operations or activities or owned or leased property, including, without limitation, the Clean Air Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Rivers and Harbors Act of 1899, as amended, the Federal Water Pollution Control Act, as amended, the Occupational Safety and Health Act of 1970, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, the Texas Water Code, the Texas Solid Waste Disposal Act, and other applicable environmental conservation or protection laws.

   "Bankruptcy Case" means the bankruptcy case that may be filed by the Company under Chapter 11 of the Bankruptcy Code pursuant to the terms hereof if the Exchange Offer Condition is not satisfied and the Bankruptcy Condition is satisfied.

   "Bankruptcy Code" shall mean Title 11 of the United States Code, 11 U.S.C.
(S)101, et seq., as now in effect or hereafter amended.

   "Bankruptcy Condition" shall have the meaning set forth in Section 5.2(a) hereof.

   "Bankruptcy Court" shall mean, if the Bankruptcy Case is filed, the United States Bankruptcy Court in which the Bankruptcy Case is pending.

   "Business Day" shall mean any day which is not a Saturday, Sunday or day on which banks are authorized by law to close in the States of New York or Texas.

   "Charter Amendment" shall mean that amendment to the Company's Restated Articles of Incorporation in the form of Exhibit A hereto.

   "CIBC WM" shall mean CIBC World Markets Corp., financial advisor to the Company.

   "Closing" shall have the meaning set forth in Section 2.2 hereof.

   "Code" shall mean the Internal Revenue Code of 1986, as amended.

   "Common Stock" shall mean the Company's Common Stock, par value $.01 per share.

   "Company Disclosure Letter" shall mean the Disclosure Letter of the Company dated as of the date of this Agreement from the Company to the Purchaser Representative.

   "Company Indemnified Costs" shall mean any and all damages, losses, claims, liabilities, demands, charges, suits, penalties, costs and expenses (including court costs and reasonable legal fees and expenses incurred in investigating and preparing for any litigation or proceeding) that any of the Company Indemnified Parties incurs and that arise out of any breach by any of the Purchasers of any of its covenants or agreements under this Agreement or in any certificate, instrument or document delivered pursuant hereto, in each case to the extent such covenant or agreement survives the Closing.

   "Company Indemnified Parties" shall mean each of the Company and its Subsidiaries and their respective officers, directors, employees, shareholders and affiliates.

   "Confirmation Order" shall mean the final, nonappealable order entered by the Bankruptcy Court in the Bankruptcy Case confirming the Prepackaged Plan pursuant to Section 1129 of the Bankruptcy Code. The Confirmation Order shall provide, inter alia that (i) the sale of Common Stock contemplated by the Prepackaged Plan shall be free and clear of all liens, claims, interests, rights of others or encumbrances of any kind, (ii) an express finding that the Company and the Purchasers have acted in good faith, (iii) the Purchasers and their affiliates, representatives, employees, attorneys, and agents are released from any claims related to the Company and the Bankruptcy Case, and
(iv) the issuance of Common Stock under the Prepackaged Plan is exempt from registration under the Securities Act.

   "Convertible Debentures" shall mean the Company's 6.875% Convertible Subordinated Debentures due 2007.

   "ERISA" shall mean the Employee Retirement Income Security Act of 1976, as amended.

   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

   "Exchange Act Reports" shall have the meaning set forth in Section 3.1(i) hereof.

   "Exchange Offer" shall mean the exchange of the Company's Convertible Debentures for the Exchange Offer Consideration, as described in Section 5.2 hereof.

   "Exchange Offer Condition" shall have the meaning set forth in Section 5.2(a) hereof.

   "Exchange Offer Consideration" shall have the meaning set forth in Section 5.2(a) hereof.

   "GAAP" shall mean U.S. generally accepted accounting principles consistently applied throughout the period or periods in question.

   "Governmental Authority" shall mean any foreign or domestic federal, state, county, municipal, or other governmental or regulatory authority, agency, board, body, commission, instrumentality or court or any political subdivision thereof.

   "Hazardous Material" shall mean any substance which is listed or defined as a hazardous substance, hazardous constituent or solid waste pursuant to any Applicable Environmental Laws.

   "Lien" shall mean any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement and the filing of or agreement to give any financing statement or like instrument under the laws of any jurisdiction).

   "Material Adverse Change" or "Material Adverse Effect" shall mean any change, condition or effect (individually or in the aggregate), which is, or is reasonably likely to (a) be materially adverse to the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) prevent or delay in any material respect the consummation of the transactions contemplated hereby; provided, however, that such terms shall not include (i) any adverse change or effect arising from changes in economic conditions generally or the world energy industry in particular, including those that might impact the energy market or commodity prices or the value of oil and gas assets, the risks of which changes hereby are expressly recognized by the Purchasers as an assumed risk of investing in the energy industry; (ii) any adverse change or effect resulting from the delisting of the Company's Common Stock from Nasdaq; (iii) any adverse change or effect resulting from any reverse stock split that the Company may effect with the Purchaser Representative's prior approval in order to maintain a listing on a securities exchange; or (iv) any adverse change or effect resulting from any announcement, proposal or approved modification of the Prepackaged Plan, the filing of the Bankruptcy Case, the operation of the Company's business in accordance with the Bankruptcy Code and any orders entered by the Bankruptcy Court in the Bankruptcy Case, the pendency of the Bankruptcy Case, or any actions taken by the Bankruptcy Court, or the failure of the Bankruptcy Court to authorize the Company to take any action, in the Bankruptcy Case, other than the appointment of a Trustee, the dismissal or conversion of the Bankruptcy Case or the failure to obtain the Confirmation Order on or before February 29, 2000.

   "Officer's Certificate" shall mean a certificate signed in the name of the delivering party, by its President, a Vice President, its Treasurer or other authorized officer of the delivering party.

   "Permits" shall mean all permits, licenses, franchises and authorizations of any Governmental Authority.

   "Person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, a limited liability company and a government or any department or agency thereof.

   "Prepackaged Plan" shall mean that certain "prepackaged" plan of reorganization substantially in the form approved by the Purchaser Representative as of the date hereof and included in the SEC Filing Documents, which plan is to be filed with the Bankruptcy Court in the event the Company commences the Bankruptcy Case, and shall include any modification of such plan, whether prior to or after its filing with the Bankruptcy Court.

   "Prior SEC Documents" shall have the meaning set forth in Section 3.1 hereof.

   "Proposal" shall have the meaning set forth in Section 5.4(a) hereof.

   "Proxy Statement/Prospectus" shall have the meaning set forth in Section
5.3 hereof.

   "Purchase Price" shall have the meaning set forth in Section 2.1 hereof.

   "Purchaser Disclosure Letter" shall mean the Disclosure Letter of the Purchasers dated as of the date of this Agreement from the Purchasers to the Company.

   "Purchaser Indemnified Costs" shall mean any and all damages, losses, claims, liabilities, demands, charges, suits, penalties, costs and expenses (including court costs and reasonable legal fees and expenses incurred in investigating and preparing for any litigation or proceeding) that any of the Purchaser Indemnified Parties incurs and that arise out of any breach by the Company of any of its covenants or agreements of the Company under this Agreement in any certificate, instrument or document delivered pursuant hereto, in each case to the extent such covenant or agreement survives the Closing.

   "Purchaser Indemnified Parties" shall mean the Purchasers, any partner, shareholder or other owner or affiliate thereof, and their respective officers, directors, employees or agents thereof, successors and permitted assigns.

   "Purchaser Representative" shall mean EnCap Investments L.L.C., a Delaware limited liability company, which is authorized to represent the Purchasers on all matters relating to this Agreement, as set forth in Section 5.14 hereto.

   "Registration Statement" shall have the meaning set forth in Section 5.3(a) hereof.

   "SEC Filing Documents" shall have the meaning set forth in Section 3.1(j) hereof.

   "Securities Act" shall mean the Securities Act of 1933, as amended.

   "Special Meeting" shall have the meaning set forth in Section 5.1 hereof.

   "Subsidiary" shall mean any corporation or similar entity a majority of the outstanding voting stock or other similar security which is owned, directly or indirectly, by the Company.

   "Substitute Purchaser" shall have the meaning set forth in Section 2.1 hereof.

   "Superior Proposal" shall have the meaning set forth in Section 5.4(c) hereof.

   "Taxes" shall mean all taxes, levies, imposts, duties, charges or withholdings, whether of the United States or elsewhere, and whether imposed by a local, municipal, governmental, state, foreign, federal or other Governmental Authority, or in connection with any agreement with respect to Taxes, including all interest and penalties imposed with respect to such amounts, but excluding any federal or state royalty payments.

   "Tax Return" shall mean all federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns, including any amendments thereto.

                                   ARTICLE II

                   PURCHASE AND SALE OF COMMON STOCK; CLOSING

   Section 2.1. Purchase and Sale of Common Stock. Subject to the terms and conditions set forth herein, the Company hereby agrees to issue and sell to the Purchasers, and each Purchaser hereby agrees to purchase from the Company, the number of shares of the Company's Common Stock set forth besides such Purchaser's name on Schedule I hereto, for an aggregate of 43,829,787 shares (collectively, the "Shares"), and to pay therefor the purchase price set forth beside such Purchaser's name on such Schedule for an aggregate purchase price of $20,600,000 (the "Purchase Price"). In the event any Purchaser fails to purchase its portion of the Shares, the Purchaser Representative shall use reasonable efforts to reallocate the Shares and the Purchase Price obligations of such defaulting Purchaser among the remaining Purchasers or to a third party purchaser (a "Substitute Purchaser"), which Substitute Purchaser must be approved by the Company in its sole discretion. Any Substitute Purchaser shall enter into an additional party counterpart to this Agreement accepting all of the obligations and liabilities hereunder and confirming all of the representations and warranties herein. The approval by the Company of a Substitute Purchaser shall in no way release a defaulting Purchaser from its obligations hereunder, nor act as a waiver of or otherwise prejudice any rights the Company may have against such defaulting Purchaser.

   Section 2.2. Closing. The purchase and delivery of the Shares shall take place at a closing (the "Closing") at the offices of King & Spalding, 1100 Louisiana, Suite 3300, Houston, Texas 77002, at 10:00 a.m., local time, on the latest of (i) the date of consummation or termination of the Exchange Offer or within five days after the entry of the Confirmation Order, (ii) the third Business Day following satisfaction or waiver of all of the conditions set forth in Article VI hereto, or (iii) on such other date or at such other time and place as the parties hereto may agree (the "Closing Date"). On the Closing Date, the Company will deliver the Shares in definitive form, and in such authorized denominations as the Purchasers may request (such request to be in writing and delivered to the Company at least forty-eight hours prior to the Closing), against receipt of the Purchase Price therefor by wire transfer of immediately available funds to the Company, or by such other payment method as is mutually agreed to by the Purchaser Representative and the Company.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

   Section 3.1. Representations and Warranties of the Company. The Company represents and warrants to the Purchasers that, except as set forth in the Company Disclosure Letter:

     (a) Corporate Existence. The Company is a corporation duly organized, legally existing and in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to own, lease and operate its business as now being conducted. No actions or proceedings to dissolve the Company are pending. The Company is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each of the jurisdictions listed in the Company Disclosure Letter (except where the failure to be so qualified or in good standing would not have a Material Adverse Effect), which are all of the jurisdictions required for the conduct of its business, except where the failure to be so qualified or licensed or in good standing is not reasonably expected to have a Material Adverse Effect.

     (b) Capitalization. The authorized capital stock of the Company is 55,000,000 shares, consisting of 50,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of June 30, 1999, (i) 12,819,488 shares of Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and free of preemptive rights, (ii) 91,223 shares of Common Stock are held in the treasury of the Company, (iii) 1,893,110 shares of Common Stock are issuable pursuant to outstanding options to purchase shares of the Common Stock, (iv) 1,495,096 shares of Common Stock are issuable upon exercise of outstanding warrants of the Company, (v) 5,012,107 shares of Common Stock are issuable upon conversion of the Convertible Debentures, (vi) 6,705 shares of Common Stock are issuable under existing employee benefit arrangements and (vii) there are no issued and outstanding shares of Preferred Stock. Except as set forth above or pursuant to existing employee benefit arrangements set forth in the Company Disclosure Letter or the transactions contemplated hereby, there are no options, warrants, convertible securities, subscriptions, stock appreciation rights, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by the Company relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or options, warrants, convertible securities, subscriptions or other equity interests in, the Company. All shares of the Company's Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except pursuant to existing employee arrangements set forth in the Company Disclosure Letter or the transactions contemplated hereby or as otherwise set forth in the Company Disclosure Letter, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of Common Stock or to pay any dividend or make any other distribution in respect hereof or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

     (c) Corporate Power and Authorization. Except as set forth in the following sentence, the Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to (i) approval of the Charter Amendment and the transactions contemplated by this Agreement by the holders of a majority of the shares of Common Stock as of the record date for the Special Meeting present in person or represented by proxy and (ii) satisfaction of the Exchange Offer Condition or satisfaction of the Bankruptcy Condition and entry of the Confirmation Order by the Bankruptcy Court, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and, except as set forth in the preceding sentence, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or issue the Shares. In addition, as of the date hereof, the Company has taken all necessary corporate action to ensure that (i) the terms and provisions of Article VII of the Company's Bylaws shall not be applicable to the transactions contemplated hereunder or to any subsequent "Business Combination" (as such term as used in such Article VII) between the Company, on the one hand, and any Purchaser or any "Related Person" (as such term is defined in the Company's Bylaws) to such Purchaser, on the other hand; (ii) the terms and provisions of Sections
  78.411 through 78.444 of the Nevada General Corporation Law ("NGCL") shall not be applicable to the transactions contemplated hereunder or to any subsequent "Combination" (as such term is defined in Section 78.416 of the NGCL) between the Company, on the one hand, and any Purchaser or "affiliate" or "associate" (as such terms are defined in Sections 78.412 and 78.413, respectively, of the NGCL) and (iii) the provisions of the Nevada Control Shares Act shall not be applicable to the transactions contemplated hereunder.

     (d) Binding Obligation. Subject to the entry of the Confirmation Order by the Bankruptcy Court if the Bankruptcy Case shall have been filed and assuming that this Agreement constitutes a valid and binding obligation of the Purchasers, this Agreement is enforceable against the Company in accordance with its terms, except as such enforcement may be limited by (i) any applicable bankruptcy, reorganization, insolvency, fraudulent conveyance or similar laws generally affecting the enforcement of creditors' rights and (ii) general principles of equity, regardless of whether such enforcement is sought in a proceeding in equity or at law, and except to the extent that enforceability of the indemnification provisions may be limited under applicable securities or bankruptcy laws.

     (e) No Violation. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby nor the fulfillment by the Company of its obligations hereunder will (i) violate any provision of the charter or bylaws of the Company (assuming approval of the Charter Amendment by the Company's shareholders at the Special Meeting or pursuant to order of the Bankruptcy Court), (ii) except as a result of the filing of the Bankruptcy Case, result in a default, give rise to any right of termination, cancellation, acceleration or imposition of any indebtedness or Lien, or require any consent or approval (other than any consent or approval that has previously been obtained or will be obtained prior to the Closing and except for consents or approvals that will not have a Material Adverse Effect), under the terms of any permits, mortgage, indenture, loan or credit agreement, license, lease or instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective properties may be bound (except where the failure to obtain such consent or approval will not have a Material Adverse Effect), or (iii) violate any law, judgment, order, writ, injunction, decree, statute, rule or regulation of any Governmental Authority applicable to the Company or any subsidiary (except where such violation will not have a Material Adverse Effect).

     (f) Consents. All consents, approvals, qualifications, orders or authorizations of, or filings with, any Governmental Authority, and all consents under any material contracts, agreements or instruments by which the Company or any Subsidiary is bound or to which the Company or any Subsidiary is subject (collectively, "Consents and Approvals"), and required in connection with the Company's valid execution, delivery, or performance of this Agreement, the offer, sale and delivery of the Shares and the consummation of any other transactions contemplated on the part of the Company have been obtained or made or will be obtained or made on or prior to the Closing Date, except for those Consents and Approvals pursuant to the Bankruptcy Code and the Exchange Act and other applicable federal and state bankruptcy or securities, takeover and blue sky laws, and except where the failure to obtain such Consents and Approvals would not have a Material Adverse Effect.

     (g) Financial Information.

       (i) The consolidated balance sheet of the Company and its Subsidiaries as of December 31, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for the 12-month period then ended, including in each case the related schedules and notes, reported on by KPMG LLP, fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as at the date thereof and the consolidated results of operations and changes in cash flows for such period, in accordance with GAAP, subject to any exceptions noted therein.

       (ii) The unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 1999, and the related unaudited consolidated statements of operations, shareholders' equity and cash flows for the three-month period then ended, as included in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999, copies of which have been previously delivered to the Purchaser Representative, present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as at the date thereof and the consolidated results of operations and changes in cash flows for such period in conformity with GAAP, subject to any exceptions noted therein.

       (iii) Since March 31, 1999, there has been no Material Adverse Change to the consolidated financial position and results of operations of the Company and its Subsidiaries.

       (iv) Except as disclosed in the Exchange Act Reports (as defined herein) and the financial statements included therein as of the dates thereof, there were no material liabilities of the Company and its Subsidiaries taken as a whole (contingent or otherwise), that are reasonably expected to have a Material Adverse Effect and would be required to be reflected in such financial statements in accordance with GAAP.

     (h) Legal Proceedings. Except as set forth in the Company Disclosure Letter or as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, there are no claims or charges filed with, or proceedings or investigations by, any Governmental Authority or actions or suits instituted or pending or, to the best of the Company's knowledge, threatened against the Company or any of its Subsidiaries, or against any property, asset, interest or right of any of them, that might reasonably be expected to have a Material Adverse Effect or restrain, enjoin or prevent in any material respect the consummation of the transactions contemplated by this Agreement.

     (i) Exchange Act Reports. Since January 1, 1997, the Company and each of its Subsidiaries have filed all required reports and statements, together with all amendments required to be made with respect thereto, that they were required to file with the Securities and Exchange Commission (collectively, the "Exchange Act Reports") on a timely basis in all material respects, including, without limitation, all reports on Form 10-K, 10-Q and 8-K. As of their respective dates, the Exchange Act Reports complied as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the Securities and Exchange Commission applicable to such Exchange Act Reports. No Exchange Act Report with respect to periods beginning on or after January 1, 1997 contained, at the time filed, any information that was false or misleading with respect to any material fact or omitted to state any material fact required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (j) Information True and Correct. None of the information supplied or to be supplied by the Company for inclusion in the documents to be filed by the Company with the Securities and Exchange Commission in connection with the transactions contemplated hereby (the "SEC Filing Documents") will, in the case of the proxy statement/prospectus or Exchange Offer documents, when first mailed to the shareholders of the Company and holders of its Convertible Debentures, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading, or, in the case of any registration statement, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which such statements are made, not misleading, or, in the case of the proxy statement/prospectus, Exchange Offer documents or any amendment thereof or supplement thereto, at the time of the Special Meeting, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy or ballot for the Special Meeting or in connection with the Prepackaged Plan. The SEC Filing Documents will comply with the requirements of Section 1126 of the Bankruptcy Code, to the extent applicable.

     (k) Fees and Commissions. Except for CIBC WM, neither the Company nor any of its Subsidiaries has retained any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement.

     (l) Subsidiaries.

       (i) The Company Disclosure Letter lists each Subsidiary, the jurisdiction of incorporation of each Subsidiary and the authorized and outstanding capital stock of each Subsidiary. Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, except where the failure to be so organized, existing or in good standing would not have a Material Adverse Effect. As detailed in the Company Disclosure Letter, each Subsidiary is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each of the jurisdictions in which such qualification or licensing is required for the conduct of its business, except where the failure to be so qualified or licensed is not reasonably expected to have a Material Adverse Effect. No actions or proceedings to dissolve any Subsidiary are pending or, to the knowledge of the Company, threatened.

       (ii) All of the outstanding capital stock or other equity interests of each Subsidiary are owned directly or indirectly by the Company, free and clear of all Liens, except for Liens that would not individually or in the aggregate be expected to have a Material Adverse Effect. All outstanding shares of capital stock of each Subsidiary have been validly issued and are fully paid and nonassessable. No shares of capital stock or other equity interests of any Subsidiary are subject to, nor have any been issued in violation of, preemptive or similar rights.

       (iii) There are (and as of the Closing Date there will be) outstanding (A) no shares of capital stock or other voting securities of any Subsidiary not owned by the Company, (B) no securities of the Company or any Subsidiary convertible into or exchangeable for shares of capital stock or other voting securities of any Subsidiary, (C) no options or other rights to acquire from the Company or any Subsidiary, and no obligation of the Company or any Subsidiary to issue or sell, any shares of capital stock or other voting securities of any Subsidiary or any securities convertible into or exchangeable for capital stock or voting securities of any Subsidiary, and (D) no equity equivalents, interests in the ownership or earnings, or other similar rights of or with respect to any Subsidiary not owned by the Company. There are (and as of the Closing Date there will be) no outstanding obligations of the Company or any Subsidiary to repurchase, redeem, or otherwise acquire any of the foregoing shares, securities, options, equity equivalents, interests or rights of any Subsidiary.

     (m) Shares. The issuance of the Shares in accordance with the terms hereof is not subject to any preemptive or similar rights.

     (n) Tax Matters. Except as disclosed in the Company Disclosure Letter:

       (i) and except in each case as would not be reasonably expected to have a Material Adverse Effect: all Tax Returns have been or will be timely filed by the Company and the Subsidiaries when due in accordance with all applicable laws; all Taxes shown on such Tax Returns have been or will be timely paid when due; such Tax Returns have been properly completed in compliance with all applicable laws and regulations and accurately reflect the facts regarding the income, expenses, properties, business and operations required to be shown thereon; and such Tax Returns are not subject to penalties under Section 6662 of the Code (or any corresponding provision of state, local or foreign tax law);

       (ii) The Company and the Subsidiaries have paid all Taxes required to be paid by them in all material respects (whether or not shown on a Tax Return) or for which they could be liable and such liability would reasonably be expected to have a Material Adverse Effect (provided that it shall not be considered a breach of this representation if it is ultimately determined that additional Tax payments are due but such assessment is based on an adjustment to a return or position, if such party has a reasonable basis for the position taken with respect to such Taxes), whether to taxing authorities or to other persons under Tax allocation agreements or otherwise; and the charges, accruals, and reserves for Taxes due, or accrued but not yet due, relating to their income, properties, transactions or operations as reflected in the financial statements included in the Company's Form 10-K for the fiscal year ended December 31, 1998, are adequate in all material respects;

       (iii) there are no agreements or consents currently in effect for the extension or waiver of the time (A) to file any Tax Return or (B) for assessment or collection of any Taxes relating to the income, properties or operations of the Company or the Subsidiaries, nor has the Company or a Subsidiary been requested to enter into any such agreement or consent; and

       (iv) there are no Liens for Taxes (other than for current Taxes not yet due and payable or, if due and payable, to the extent being contested in good faith by appropriate proceedings) upon the assets of the Company or the Subsidiaries.

     (o) Compliance With Laws. The business of the Company and the Subsidiaries as presently conducted by them complies with all applicable laws (including, without limitation, applicable laws relating to securities, properties, business products and services, manufacturing processes, advertising and sales practices, employment practices, terms and conditions of employment, wages and hours, and civil rights, but other than Applicable Environmental Laws, which are governed solely by Section 3.1(r) below), except for violations or failures to comply, if any, that would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary is charged or, to the best knowledge of the Company, threatened with or under investigation with respect to, any violation of any applicable law relating to any aspect of the business of the Company or any Subsidiary, except for violations, if any, that would not reasonably be expected to have a Material Adverse Effect.

     (p) Permits. The Company and the Subsidiaries hold all Permits necessary or required for the conduct of the business of the Company and the Subsidiaries as currently conducted, except where the failure to hold such Permits would not reasonably be expected to have a Material Adverse Effect. Each of such Permits is in full force and effect, the Company or such Subsidiary is in compliance with all its obligations with respect thereto, and, to the best knowledge of the Company, no event has occurred which permits, or with or without the giving of notice or the passage of time or both would permit, the revocation or termination of any thereof, except where the failure to have or be in compliance with the terms of such Permits would not reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Company Disclosure Letter, no notice has been issued by any Governmental Authority and no proceeding is pending or, to the best knowledge of the Company, threatened with respect to any alleged failure by the Company or a Subsidiary to have any Permit the absence of which would have a Material Adverse Effect.

     (q) Agreements.

       (i) All legally binding contractual agreements or obligations (collectively, for purposes of this subsection, "agreements") to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective properties is otherwise bound, regardless of amount or subject matter, that are material to the business, assets, results of operations, condition (financial or otherwise), or prospects of the Company and the Subsidiaries considered as a whole are set forth in the Company Disclosure Letter, except for agreements relating to the ongoing oil and gas ownership and operations of the Company (including, but not limited to, operating agreements, leases, joint venture agreements, seismic licenses, contracts for sale of oil and gas or production and hedging and financing arrangements less than one year in duration).

       (ii) The Company has made available accurate and complete copies of the agreements described in subsection (i) above. Each of such agreements is a valid and binding agreement of the Company and the Subsidiaries that are parties thereto, enforceable against them in accordance with its terms.

     (r) Environmental Matters.

       (i) To the best knowledge of the Company, the properties, operations and activities of the Company and the Subsidiaries comply with all Applicable Environmental Laws, except for noncompliance that would not reasonably be expected to have a Material Adverse Effect;

       (ii) To the best knowledge of the Company, the Company and the Subsidiaries and the properties, operations and activities of the Company and the Subsidiaries are not subject to any existing, pending or threatened proceeding under, or to any remedial obligations under, any Applicable Environmental Laws that would reasonably be expected to have a Material Adverse Effect;

       (iii) To the best knowledge of the Company, all Permits, if any, required to be obtained by the Company or any Subsidiary under any Applicable Environmental Laws in connection with any aspect of the business of the Company or the Subsidiaries, including without limitation those relating to the treatment, storage, disposal or release of a Hazardous Material, have been duly obtained and are in full force and effect, and the Company and the Subsidiaries are in compliance with the material terms and conditions of all such Permits, except for noncompliance that would not reasonably be expected to have a Material Adverse Effect;

       (iv) To the best knowledge of the Company, the Company and the Subsidiaries have satisfied and are currently in compliance with all financial responsibility requirements applicable to their respective operations and imposed by any Governmental Entity under any Applicable Environmental Laws, and the Company and the Subsidiaries have not received any notice of noncompliance with any such financial responsibility requirements, except where such noncompliance or notice thereof would not reasonably be expected to have a Material Adverse Effect;

       (v) To the best knowledge of the Company, there are no physical or environmental conditions existing on any property owned or leased by the Company or any Subsidiary or resulting from the Company's or any Subsidiary's operations or activities, past or present, at any location, that would give rise to any on-site or off-site remedial obligations under any Applicable Environmental Laws, other than normal and ordinary remedial work associated with plugging and abandoning of oil and gas facilities, and except for obligations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; and

       (vi) To the best knowledge of the Company, since the effective date of the relative requirements of Applicable Environmental Laws, all hazardous materials generated by the Company or any Subsidiary or used by them in connection with their activities on their respective properties, operations or activities which have been transported off-site, have been transported only by carriers authorized under Applicable Environmental Laws to transport such materials, and have been disposed of only at treatment, storage and disposal facilities authorized under Applicable Environmental Laws to treat, store or dispose of such materials, and, to the best knowledge of the Company, such carriers and facilities, at the time of such transportation or disposal, were operating in compliance with such authorizations, except where such noncompliance would not reasonably be expected to have a Material Adverse Effect.

     (s) ERISA.

       (i) Set forth on the Company Disclosure Letter is a list identifying each "employee benefit plan," as defined in Section 3(3) of ERISA, (i) which is subject to any provision of ERISA, (ii) which is maintained, administered, or contributed to by the Company or any affiliate of the Company, and (iii) which covers any employee or former employee of the Company or any affiliate of the Company or under which the Company or any affiliate of the Company has any liability. The Company has made available to the Purchaser Representative accurate and complete copies of such plans (and, if applicable, the related trust agreements and IRS favorable determination letters) and all amendments thereto and written interpretations thereof, together with (A) the three most recent annual reports (Form 5500 including, if applicable, Schedule B thereto) prepared in connection with any such plan and (B) the most recent actuarial valuation report prepared in connection with any such plan. Such plans are referred to in this Section as the "Employee Plans." For purposes of this Section only, an "affiliate" of any person means any other person which, together with such person, would be treated as a single employer under Section 414 of the Code. The only Employee Plans which individually or collectively would constitute an "employee pension benefit plan" as defined in Section 3(2) of ERISA are identified as such in the Company Disclosure Letter.

       (ii) Except as otherwise identified in the Company Disclosure Letter, (A) no Employee Plan constitutes a "multiemployer plan," as defined in Section 3(37) of ERISA (for purposes of this subsection, a "Multiemployer Plan"), (B) no Employee Plan is maintained in connection with any trust described in Section 501(c)(9) of the Code, (C) no Employee Plan is subject to Title IV of ERISA or to the minimum funding standards of ERISA and the Code, and (D) during the past five years, neither the Company nor any of its affiliates have made or been required to make contributions to any Multiemployer Plan. There are no material accumulated funding deficiencies as defined in Section 412 of the Code (whether or not waived) with respect to any Employee Plan. The fair market value of the assets held with respect to each Employee Plan that is an employee pension benefit plan (as defined in Section 3(2) of ERISA) and which is subject to Title IV of ERISA exceeds the actuarially determined present value of all benefit liabilities accrued under such Employee Plan (whether or not vested) determined using reasonable actuarial assumptions. Neither the Company nor any affiliate of the Company has incurred any material liability under Title IV of ERISA arising in connection with the termination of, or complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA. The Company and all of the affiliates of the Company have paid and discharged promptly when due all liabilities and obligations arising under ERISA or the Code of a character which if unpaid or unperformed might result in the imposition of a Lien against any of the assets of the Company or any Subsidiary, except for such liabilities and obligations that would not reasonably be expected to have a Material Adverse Effect. Nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any Employee Plan has or will make the Company or any Subsidiary or any director or officer of the Company or any Subsidiary subject to any liability under Title I of ERISA or liable for any Tax pursuant to
    Section 4975 of the Code that would have a Material Adverse Effect. There are no pending or, to the Company's knowledge, threatened claims by or on behalf of the Employee Plans, or by any participant therein, alleging a breach or breaches of fiduciary duties or violations of applicable laws which could result in liability on the part of the Company, its officers or directors, or such Employee Plans, under ERISA or any other applicable law and there is no basis for any such claim, except for liabilities that would not, individually or in the aggregate, have a Material Adverse Effect.

       (iii) Except as otherwise identified in the Company Disclosure Letter, no Employee Plan is intended to be qualified under Section 401(a) of the Code. The Company maintains a simplified employee pension plan which is intended to satisfy the requirements of Section 408(k) of the Code (the "Pension Plan"). The Pension Plan and each Employee Plan has been maintained in substantial compliance in all material respects with its terms and with the requirements prescribed by all applicable laws, including but not limited to ERISA and the Code, which are applicable to plans such as the Pension Plan, except where the failure to so comply would not have a Material Adverse Effect.

       (iv) Set forth in the Company Disclosure Letter is a list of each currently outstanding employment, severance or other similar contract (and all amendments thereto), arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (A) is not an Employee Plan, (B) is entered into, maintained or contributed to, as the case may be, by the Company or any affiliate of the Company, and (C) covers any employee or former employee of the Company or any affiliate of the Company or under which the Company or any affiliate of the Company has any liability. Such contracts, plans and arrangements as described in the preceding sentence are referred to for purposes of this subsection as the "Benefit Arrangements." Each Benefit Arrangement has been maintained in substantial compliance with its terms and with the requirements prescribed by applicable law, except where the failure to so comply would not have a Material Adverse Effect.

       (v) To the Company's knowledge, neither the Company nor any affiliate of the Company has performed any act or failed to perform any act, and there is no contract, agreement, plan or arrangement covering any employee or former employee of the Company or any affiliate of the Company, that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 162(a)(1) or 280G of the Code or could give rise to any penalty or excise Tax pursuant to Section 4980B or 4999 of the Code.

     (t) Oil and Gas Properties.

       (i) Each of the Company and the Subsidiaries has good and defensible title to, or valid leasehold or other ownership interests or rights in, all of its material oil and gas properties, free and clear of all Liens other than (i) preferential purchase rights, requirements for consent to assignment and other encumbrances of a similar nature; (ii) statutory liens not yet delinquent, or if delinquent, that are being contested in good faith in the normal course of business; (iii) matters disclosed in the Company Disclosure Letter; (iv) encumbrances that do not materially detract from the value, or materially interfere with the use of, any such property or otherwise materially impair the business or operations being conducted thereon; and (v) any matter that a reasonable and prudent operator knowledgeable in the oil and gas business would not consider a material impairment of the Company's title; provided, that no representation or warranty is made with respect to any oil, gas or mineral property or interest to which no proved oil or gas reserves are attributed.

       (ii) The Company has made available to the Purchaser Representative a copy of each of the reserve reports (the "Reserve Report") dated as of January 1, 1999, prepared by the independent reserve engineers as described in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (collectively, the "Reserve Engineers"), relating to the oil and gas reserves of the Company and the Subsidiaries. The factual information underlying the estimates of the reserves of the Company and the Subsidiaries, which was supplied by the Company to the Reserve Engineers for the purpose of preparing the Reserve Report, including, without limitation, production, volumes, sales prices for production, contractual pricing provisions under oil or gas sales or marketing contracts under hedging arrangements, costs of operations and development, and working interest and net revenue information relating to the Company's and the Subsidiaries' ownership interests in properties, was true and correct in all material respects on the date that such information was so provided; the estimates of future capital expenditures and other future exploration and development costs supplied to the Reserve Engineers by the Company were prepared in good faith and with a reasonable basis; and other than normal production of the reserves, the disposition of interests in oil and gas properties described in the Company Disclosure Letter or otherwise permitted in this Agreement and intervening oil and gas price fluctuations, the Company is not, as of the date hereof, and as of the Closing Date will not be, aware of any facts or circumstances that should reasonably cause the Company to conclude that the Reserve Report is incorrect in any material respect that would result in a Material Adverse Effect.

   Section 3.2. Representations and Warranties of the Purchasers. Each Purchaser, only with respect to such Purchaser, represents and warrants to the Company that:

     (a) Purchase for Investment.

       (i) Such Purchaser is acquiring the Shares for its own account and not with a view to the public resale or distribution of all or any part thereof in any transaction which would constitute a "distribution" within the meaning of the Securities Act. Such Purchaser acknowledges that it does not intend and is not permitted to assign its rights under this Agreement to any third party prior to the Closing.

       (ii) Such Purchaser acknowledges that the Shares have not been and will not be registered under the Securities Act, except pursuant to the Registration Rights Agreement, the form of which is attached hereto as Exhibit B, to be entered into by the Company and the Purchasers at the Closing.

       (iii) Such Purchaser is an "accredited investor" within the meaning of Rule 501 under Regulation D promulgated under the Securities Act, is experienced in evaluating investments in companies such as the Company, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment and has the ability to bear the entire economic risk of its investment in the Company. Such Purchaser acknowledges and understands the distressed financial condition of the Company, and that such condition may deteriorate significantly between the date hereof and the Closing Date. Such Purchaser has made its own evaluation of its investment in the Common Stock, based upon such information as is available to it and without reliance upon the Company or any other person or entity, and such Purchaser agrees that neither the Company nor any other Person has any obligation to furnish any additional information to such Purchaser except as expressly set forth herein.

       (iv) Such Purchaser is eligible to own stock in a corporation holding oil and gas leases on federal lands, including offshore areas, under U.S. federal laws or regulations in effect from time to time.

       (v) Such Purchaser acknowledges that the Shares may not be sold, transferred, pledged, hypothecated or otherwise disposed of without registration under the Securities Act or an exemption therefrom and that, in the absence of an effective registration statement covering the Shares or an available exemption from registration under the Securities Act, such shares must be held indefinitely.

       (vi) Such Purchaser understands and agrees that certificates representing the Shares shall bear legends in substantially the following form:

      "THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR OFFERED FOR SALE OR OTHERWISE TRANSFERRED, EXCEPT PURSUANT TO (i) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (ii) AN APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. ANY SALE PURSUANT TO CLAUSE (ii) OF THE PRECEDING SENTENCE MUST BE ACCOMPANIED BY AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH EXEMPTION FROM REGISTRATION IS AVAILABLE IN CONNECTION WITH SUCH SALE."

     (b) Power and Authorization. Such Purchaser has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by such Purchaser and the consummation by such Purchaser of the transactions contemplated hereby have been duly authorized in accordance with the governing documents of such Purchaser, and all action on such Purchaser's part requisite for the purchase of the Shares and for the due execution, delivery and performance of this Agreement has been taken.

     (c) Binding Obligation. Assuming that this Agreement constitutes a valid and binding obligation of the Company, this Agreement is enforceable against such Purchaser in accordance with its terms, except as such enforcement may be limited by (i) any applicable bankruptcy, reorganization, insolvency, fraudulent conveyance or similar laws generally affecting the enforcement of creditors' rights and (ii) general principles of equity, regardless of whether such enforcement is sought in a proceeding in equity or at law, and except to the extent that enforceability of the indemnification provisions may be limited under applicable securities or bankruptcy laws.

     (d) No Violation. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby nor the fulfillment by such Purchaser of its obligations hereunder will (a) violate any provision of the organizational documents of such Purchaser, (b) result in a default, give rise to any right of termination, cancellation, acceleration or imposition of any indebtedness or Lien, or require any consent or approval (other than any consent or approval that has previously been obtained or will be obtained prior to the Closing and except for consents or approvals that will not have a material adverse effect on this Agreement or the transactions contemplated hereby), under the terms of any permits, mortgage, indenture, loan or credit agreement, license, lease or instrument or obligation to which such Purchaser is a party or by which such Purchaser may be bound (except where the failure to obtain such consent or approval will not have a material adverse effect on this Agreement or the transactions contemplated hereby), or (c) violate any law, judgment, order, writ, injunction, decree, statute, rule, or regulation of any Governmental Authority applicable to such Purchaser (except where such violation will not have a material adverse effect on this Agreement or the transactions contemplated hereby).

     (e) Consents. All consents, approvals, qualifications, orders, or authorizations of, or filings with, any Governmental Authority, and all consents under any material contracts, agreements, or instruments by which such Purchaser is bound or to which it is subject, and required in connection with such Purchaser's valid execution, delivery, or performance of this Agreement and the purchase of the Shares and the consummation of any other transaction contemplated on the part of such Purchaser have been obtained or made.

     (f) Legal Proceedings. There are no claims or charges filed with, or proceedings or investigations by, any Governmental Authority or actions or suits instituted or pending or, to the best of such Purchaser's knowledge, threatened against such Purchaser or any of its affiliates, or against any property, asset, interest or right of any of them, that might reasonably be expected to have a material adverse effect on such Purchaser or restrain, enjoin or prevent in any material respect the consummation of the transactions contemplated by this Agreement.

     (g) Information True and Correct. None of the information supplied or to be supplied by such Purchaser for inclusion in the SEC Filing Documents will, in the case of the proxy statement/prospectus or Exchange Offer documents, when first mailed to the shareholders of the Company and holders of its Convertible Debentures, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading, or, in the case of any registration statement, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the proxy statement/prospectus or Exchange Offer documents, or any amendment thereof or supplement thereto, at the time of the Special Meeting, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy or ballot for the Special Meeting or in connection with the Prepackaged Plan.

     (h) Fees and Commissions. Except for the commitment fee described in
  Section 9.1 hereof, there are no fees payable to any broker, finder or financial advisor retained by such Purchaser or any of its affiliates or associates in connection with the transactions contemplated by this Agreement.

     (i) Sufficient Funds. Such Purchaser has sufficient funds to acquire all of the Shares to be purchased by it hereunder, and has no reason to believe that such funds will not be available to purchase such Shares at the Closing.

     (j) Share Ownership. Except as set forth in the Purchaser Disclosure Letter and in connection with the transactions contemplated by this Agreement, to the best knowledge of each Purchaser, neither such Purchaser nor any of its affiliates (including EnCap Investments L.L.C. and its executive officers) or associates beneficially owns any shares of the Common Stock or any other securities of the Company.

     (k) Purchaser Representative. The Purchase Representative has full power and authority to act on behalf of the Purchasers and to receive a commitment fee pursuant to Section 9.1 hereof, which representation and receipt of payment will not violate any law, statute, rule, regulation or governing document of any Purchaser or require any further consents or approvals.

                                   ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

   Section 4.1. Prudent Operations. Except as otherwise contemplated in this Agreement or as set forth in the Company Disclosure Letter, and subject to the fiduciary duties of the Company's directors under applicable law, from the date of this Agreement to the Closing Date (except for transactions to which any Purchaser is a party or as otherwise contemplated by the terms of this Agreement), (i) prior to the filing of the Bankruptcy Case, if any, the Company shall, and shall cause its Subsidiaries to, operate their businesses consistent with prudent industry practices taking into account the Company's financial condition; and (ii) after the Bankruptcy Case has been filed, the Company shall operate its business and the business of its Subsidiaries in all material respects in compliance with the Bankruptcy Code and any orders entered by the Bankruptcy Court in the Bankruptcy Case, and shall use commercially reasonable efforts to seek and obtain approval of the Bankruptcy Court to operate such businesses consistent with prudent industry practices taking into account the Company's financial condition. To the extent consistent with the foregoing, the Company shall use commercially reasonable efforts to preserve intact its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it, in each case consistent with prudent industry practices taking into account the Company's financial condition. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement or referred to in the Company Disclosure Letter, pursuant to the transactions contemplated hereby and any related agreements or as may be approved by the Purchaser Representative, the Company shall not, and shall not permit any of its Subsidiaries to:

     (a) (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by any direct or indirect wholly owned Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (except for issuances pursuant to this Agreement, the Exchange Offer and the Prepackaged Plan) or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company (except pursuant to the Exchange Offer or the Prepackaged Plan) or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities other than in connection with the exercise of outstanding stock options and warrants and satisfaction of withholding obligations under outstanding stock options and restricted stock;

     (b) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities other than pursuant to existing employee benefit arrangements and the issuance of shares of Common Stock upon the exercise of stock options and warrants outstanding on the date of this Agreement in accordance with their current terms or the issuance of Common Stock, warrants or other securities pursuant to this Agreement, the Exchange Offer or the Prepackaged Plan;

     (c) except as required by the Bankruptcy Code as contemplated by the Charter Amendment, amend its charter, bylaws or other comparable organizational documents;

     (d) acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, association, joint venture, limited liability company or other entity or division thereof or (ii) any assets valued at $100,000 or more, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole;

     (e) sell, lease, mortgage, pledge, grant a Lien on or otherwise encumber or dispose of any of its properties or assets, except (i) sales or leases in the ordinary course of business consistent with past practice not to exceed $100,000 in the aggregate; (ii) farm-outs, farm-ins, sales, transfers, leases, exchanges or similar transactions approved by the Purchaser Representative (which approval shall not be unreasonably withheld) with respect to the Company's prospects, (iii) as listed in the Company Disclosure Letter; and (iv) other transactions not in excess of $100,000 in the aggregate;

     (f) (i) except for financing incurred with the approval of the Purchaser and the Bankruptcy Court in the Bankruptcy Case, incur indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for working capital borrowings under currently existing revolving credit facilities incurred in the ordinary course of business, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person that would be material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole (it being agreed that $100,000, either individually or in the aggregate, would be deemed to be a material amount for purposes of this subsection), other than to the Company or any direct or indirect wholly owned Subsidiary of the Company;

     (g) make or incur any new material capital expenditure other than as provided in the Company's capital expenditure budget for 1999, a copy of which has been delivered to and approved by the Purchaser Representative, other than (i) capital expenditures that do not, in the aggregate, exceed 110% of the aggregate budgeted amount set forth in such budget and (ii) capital expenditures that may be reasonably necessary or appropriate to respond to an event of emergency, which emergency expenditures shall not be material in the aggregate;

     (h) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (i) in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 or incurred in the ordinary course of business consistent with past practice or (ii) of transaction costs and expenses associated with the transactions contemplated hereby (including, without limitation, legal and advisory fees and expenses; printing fees; fees and expenses of solicitation agents, exchange agents, warrant agents and depositaries; Securities and Exchange Commission registration fees; listing fees; and third party consent fees and expenses);

     (i) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization other than the Prepackaged Plan; or

     (j) authorize any of, or commit or agree in writing to take any of, the foregoing actions.

   Section 4.2. Changes in Employment Arrangements. Except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries shall adopt or amend (except as may be confirmed by the Bankruptcy Court as a part of the Prepackaged Plan or as may be required by law) any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any employee, director or former director or employee, increase the compensation or fringe benefits of any officer of the Company or any of its Subsidiaries, or, except as required by law or provided in an existing benefit plan, increase the compensation or fringe benefits of any employee or former employee or pay any benefit not required by any existing plan, arrangement or agreement, except for any adoptions, amendments or increases within the constraints of the Company's 1999 general and administrative budget previously delivered to the Purchaser Representative.

   Section 4.3. Severance. Except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries shall grant any new or modified severance or termination arrangement or increase or accelerate any benefits payable under its severance or termination pay policies in effect on the date hereof, except as required by law or as may be confirmed by the Bankruptcy Court as part of the Prepackaged Plan and except as may be within the constraints of the Company's 1999 general and administrative budget previously delivered to the Purchaser Representative.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

   Section 5.1. Shareholder Approval. The Charter Amendment, the Prepackaged Plan and the issuance of shares of Common Stock pursuant to the transactions contemplated hereby, together with the election of directors, if appropriate, shall be submitted for adoption and approval of the shareholders of the Company at a meeting to be duly held for that purpose by the Company (such meeting, including any adjournments thereof, the "Special Meeting"). The Proxy Statement/Prospectus sent to the shareholders in connection with the approval of the Charter Amendment and the issuance of shares at the Special Meeting will also solicit the approval of such shareholders of the Prepackaged Plan. The Company shall endeavor to hold the Special Meeting as soon as practicable after the SEC Filing Documents have been declared effective and approved. Subject to the fiduciary duties of the directors of the Company under applicable law, the Board of Directors of the Company shall recommend that its shareholders approve the matters set forth above and such recommendations shall be included in the Proxy Statement/Prospectus.

Section 5.2. Solicitation of Bondholders.

     (a) Each of the parties agrees to cooperate and use their best efforts to cause the Exchange Offer to be consummated. Pursuant to the Exchange Offer, each holder of the Company's Convertible Debentures will be asked to surrender the Convertible Debentures owned by such holder for cancellation by the Company in exchange for (i) $241.50 in cash, (ii) 377.8 shares of Common Stock and (iii) three-year warrants to purchase an additional 188.9 shares of Common Stock at a price of $1.50 per share, as described in the Warrant, the form of which is attached as Exhibit C hereto, for each $1,000 in principal amount of Convertible Debentures owned by such holder (such consideration, the "Exchange Offer Consideration"); provided, however, that cash will be issued in lieu of fractional shares and Warrants, unless the Company opts, with respect to fractional Warrants, to round up to the nearest whole Warrant. The SEC Filing Documents sent to the holders of the Convertible Debentures in connection with the Exchange Offer will also constitute a disclosure statement for the purpose of soliciting the acceptances of such holders of the Prepackaged Plan. If at least 98% (or such lower percentage as the Company and the Purchaser Representative may mutually agree) of the outstanding principal amount of Convertible Debentures are committed to be surrendered in the Exchange Offer (such approval, the "Exchange Offer Condition"), the Exchange Offer will be consummated, the Bankruptcy Case shall not be filed and the Prepackaged Plan will be abandoned, unless the Company and the Purchaser Representative otherwise mutually agree that the filing of the Bankruptcy Case and the confirmation of the Prepackaged Plan are in the best interest of the Company notwithstanding satisfaction of the Exchange Offer Condition. However, if the Exchange Offer Condition is not satisfied but holders of at least two-thirds of the outstanding principal amount of the Convertible Debentures that actually are voted, and a majority in number of the holders of the Convertible Debentures that actually vote, vote to accept the Prepackaged Plan as determined in accordance with applicable law and the Company's charter and bylaws (such acceptance, the "Bankruptcy Condition"), the Company shall file the Bankruptcy Case and seek confirmation of the Prepackaged Plan by the Bankruptcy Court. If neither the Exchange Offer Condition nor the Bankruptcy Condition is satisfied, either party may terminate this Agreement in accordance with Section 7.1(c) or (d) hereof, as applicable.

     (b) The parties further agree that they shall consult with each other prior to contacting any holder of the Convertible Debentures with respect to the Exchange Offer, the Exchange Consideration, the Prepackaged Plan or any related matter in order to develop a mutually agreeable procedure for such contacts and to ensure compliance with applicable securities laws and disclosure requirements.

   Section 5.3. SEC Filing Documents. (a) the Company shall file with the Commission within two Business Days of the date hereof the SEC Filing Documents substantially in the form approved by the Purchaser Representative as of the date hereof (together with such changes, additions or deletions as the Purchaser Representative may approve or as may be necessary or appropriate to respond to comments of the Staff or to comply with applicable law). The Company shall use all reasonable efforts, with assistance from the Purchasers, to the extent reasonably applicable, to promptly respond to and satisfy any comments of the Staff to the SEC Filing Documents and any request by the Staff for amendments or supplements thereto. Each Purchaser shall provide promptly to the Company all necessary information with respect to such Purchaser for inclusion in the SEC Filing Documents, including any amendments or supplements thereto. The Company shall use reasonable efforts to have the SEC Filing Documents cleared by the Commission and the registration statement filed as part of the SEC Filing Documents (the "Registration Statement") declared effective by the Commission; provided, however, that the Company may withdraw the Registration Statement prior to its being declared effective in the event it receives a Superior Proposal, or terminates this Agreement, or upon filing of the Bankruptcy Case, in each case if the Company deems such withdrawal to be appropriate.

   (b) As soon as practicable following clearance by the Commission of the SEC Filing Documents and effectiveness of the Registration Statement, the Company shall mail to all its shareholders and the holders of its Convertible Debentures that portion of the SEC Filing Documents that relates to the proxy solicitation and Exchange Offer, including the related forms of proxies and ballots with respect to the Exchange Offer, the Special Meeting and the Prepackaged Plan.

   (c) Each of the Company and the Purchasers agrees to correct promptly any information provided by it for inclusion in the SEC Filing Documents that shall have become false or misleading in any material respect and to take all steps necessary to file with the Commission and have declared effective or cleared by the Commission any amendment or supplement to the SEC Filing Documents so as to correct the same and the cause the Proxy Statement/Prospectus as so corrected to be disseminated to the Company's shareholders and holders of its Convertible Debentures. The parties shall work together to ensure that any amendments to the SEC Filing Documents shall comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act, the Bankruptcy Code and other applicable law.

   Section 5.4. No Solicitation. (a) the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any officer, director or employee of the Company or any of its subsidiaries or any investment banker, attorney or other advisor, agent or representative of the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Proposal (as defined below), (ii) enter into any agreement with respect to any Proposal, or (iii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes a Proposal; provided, however, that the foregoing shall not prohibit the Company from furnishing information to, or entering into discussions or negotiations with any Person in response to an unsolicited inquiry, request for information or Superior Proposal at any time during the period from the date of this Agreement to the Closing Date, to the extent required by the fiduciary obligations of the Board of Directors of the Company determined in good faith by the Board of Directors, or from taking any action approved by the Purchaser Representative or otherwise permitted in this Agreement. For purposes of this Agreement, a "Proposal" means any proposal, (i) for a tender or exchange offer, merger or other business combination involving the Company or any of its Subsidiaries, (ii) to acquire from the Company or any of its affiliates in any manner, directly or indirectly, any securities or beneficial ownership thereof (excluding de minimis amounts) of the Company or any Subsidiary or, including by lease, the principal assets of the Company and its Subsidiaries, taken as a whole, other than a proposal by the Purchasers or any of their affiliates, (iii) to effect any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company and any of its Subsidiaries or (iv) other than in connection with this Agreement, involving a "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company.

   (b) The Board of Directors of the Company shall not, except in connection with the termination of this Agreement pursuant to Section 7.1 or to the extent required by the fiduciary obligations of the directors under applicable law,
(i) withdraw or modify, or propose to withdraw or modify in a manner adverse to the Purchasers the approval or recommendation by the Board of Directors of the Company thereof of this Agreement or take any action having such effect; provided, however, that a statement by the Board of Directors of the Company to its securityholders as contemplated by Rule 14e-2 of the Exchange Act following the Purchaser Representative's receipt of a Notice of Superior Proposal (as defined below) shall not be deemed to constitute a withdrawal or modification of its recommendation of this Agreement, or (ii) approve or recommend, or propose to approve or recommend, any Proposal. Notwithstanding the foregoing, in the event that the Board of Directors of the Company receives a Proposal that, in the exercise of its fiduciary obligations, as determined in good faith by the Board of Directors after consultation with counsel, it determines to be a Superior Proposal, the Board of Directors of the Company may withdraw or modify its approval or recommendation of this Agreement and may (subject to the following sentence) terminate this Agreement, in each case at any time after the fifth Business Day following the Purchaser Representative's receipt of written notice (a "Notice of Superior Proposal") advising the Purchaser Representative that the Board of Directors of the Company has received a Proposal that it has determined to be a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal. The Purchaser shall have the right, for five Business Days following the Purchaser Representative's receipt of the Notice of Superior Proposal, to match the Superior Proposal on equal terms by written notice to the Company. If the Purchasers elect to match the Superior Proposal and timely notify the Company, the Company shall reject the Superior Proposal and accept the Purchasers' matching offer, subject to the Board's fiduciary obligations and any new Superior Proposals. Notwithstanding any provision to the contrary herein, the Company may engage in discussions with any Person that has made an unsolicited Proposal for the limited purpose of determining whether such Proposal is a Superior Proposal. Nothing contained herein shall prohibit the Company from taking and disclosing to its securityholders a position contemplated by Rule 14e-2 of the Exchange Act following the Purchaser Representative's receipt of a Notice of Superior Proposal.

   (c) For purposes of this Agreement, a "Superior Proposal" means any Proposal that the Board of Directors of the Company determines in its good faith reasonable judgment to be more favorable than the transactions contemplated by this Agreement.

   Section 5.5. The Prepackaged Plan. In the event the Bankruptcy Case is commenced, the Company shall file the Prepackaged Plan with the Bankruptcy Court. Any modifications or amendments to the Prepackaged Plan shall be subject to timely review and approval of the Purchaser Representative in its sole discretion. In the event the Company files the Bankruptcy Case, the parties agree that Nevada shall be the appropriate venue for such filing, unless the parties mutually agree on a different venue.

   Section 5.6. Valid Issuance. The Company covenants that the Shares will, upon issuance and upon full payment therefor in accordance with the terms hereof, be validly issued, fully paid and nonassessable.

   Section 5.7. Confidentiality; Standstill. (a) The Purchasers agree to hold in strict confidence all aspects of the terms and conditions of this Agreement and all information and data concerning the Company and its Subsidiaries, including, without limitation, information obtained in connection with the transactions contemplated by this Agreement and all memoranda, notes, reports, writings or other information (whatever the form or storage medium) however reproduced or generated by the Purchasers or any of their representatives from or with respect to any information or data disclosed by or on behalf of the Company to the Purchasers or any of their representatives (other than information and data that is or becomes generally available to the public other than through disclosure by the Purchasers or any of their directors, officers, employees or representatives in breach of this Agreement) (such information and materials, the "Confidential Information") and will not, without the prior written consent of the Company, disclose any such Confidential Information to anyone other than to its directors, officers, employees and representatives that have a need to know in connection with the furtherance of the transactions contemplated hereby (such persons hereinafter referred to collectively as the "Designated Individuals"); provided, that the Purchasers inform the Designated Individuals of the confidential nature of the Confidential Information; and provided, further, that the Purchasers direct the Designated Individuals to treat the Confidential Information as confidential. In addition, without limiting the foregoing, the Purchasers agree that the Confidential Information will not be used, directly or indirectly, in the conduct of its business, except in furtherance of the transactions contemplated by this Agreement.

   (b) In the event that the Purchasers or any of their respective directors, officers, employees or representatives receives a request or becomes legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigation demand, order or similar process) to disclose any of the Confidential Information, the Purchasers agree, prior to any such disclosure, to (i) promptly notify the Company, (ii) consult with the Company on the advisability of taking steps to resist or narrow such request, and (iii) cooperate with the Company in any attempt it may make to obtain a protective order or other appropriate remedy or assurance that confidential treatment will be afforded such Confidential Information. In the event such protective order or other appropriate remedy is not obtained, the Purchasers agree to furnish only that portion of such Confidential Information that it is advised by written opinion of counsel is legally required.

   (c) If this Agreement is terminated for any reason, the Purchasers shall, at the Company's request, promptly return to the Company all Confidential Information furnished, disclosed or made available by the Company to the Purchasers or obtained or generated by the Purchasers or any of their representatives in the course of their investigation of the Company and the transactions contemplated by this Agreement, and the Purchasers agree not to retain copies of any such Confidential Information (in any form whatsoever) in such event, and not to disclose any such information or data to any third party without obtaining the prior written consent of the Company, unless such information and data have become generally available to the public other than through disclosure by the Purchasers or any of their directors, officers, employees or representatives in breach of this Agreement. In the event of any such termination, the obligations of the Purchasers with respect to any Confidential Information retained by the Purchasers shall survive such termination and the Purchasers shall not utilize any such Confidential Information to the competitive disadvantage of the Company.

   (d) If this Agreement is terminated for any reason, the Purchasers shall not, for a period of two years from the date of any such termination, except pursuant to a transaction approved by the Company's Board of Directors, directly or indirectly, (i) in any manner acquire, or attempt to acquire, alone or with other persons, any of the securities of the Company (whether directly by purchases or indirectly by merger or similar transaction or by public proposal to the Company or its shareholders), (ii) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) to vote any of the voting securities of the Company or (iii) without the prior written consent of the Company, engage in any discussions or negotiations, or submit a proposal for, any business combination or extraordinary transaction involving the Company or its assets.

   Section 5.8. Best Efforts. Except as otherwise permitted by Section 5.4, the parties agree to use their respective best efforts to cause the conditions to Closing set forth in Article VI hereto to be satisfied.

   Section 5.9. Public Announcements. Except as may be required by applicable law or any regulations of any trading or quotation system on which the Company's securities may be traded or quoted, any press release or other public statements with respect to this Agreement or any of the transactions contemplated hereby, shall be subject to the approval of the Company and the Purchaser Representative, as applicable (which approval shall not be unreasonably withheld).

   Section 5.10. Notice of Certain Events. The Company shall promptly give notice to the Purchaser Representative (i) of any material default or event of default that has not been cured within any applicable grace period under any contractual obligation of the Company or any of its Subsidiaries or (ii) of any pending or threatened litigation, investigation or proceeding to which the Company or any of its Subsidiaries is or is threatened to be a party and of which the Company has been given notice; provided that any such default as specified above, litigation, investigation or proceeding would have a Material Adverse Effect on the business or financial condition of the Company and its Subsidiaries, taken as a whole.

   Section 5.11. Liquidation Analysis. If reasonably requested by the Purchaser Representative, the Company shall prepare or cause to be prepared any liquidation analysis, plan feasibility analysis or other economic analysis that may be required pursuant to Section 1129 of the Bankruptcy Code.

   Section 5.12. Director and Officer Insurance. For a period of six years after the Closing Date, the parties agree that the Company shall maintain the Company's existing director and officer liability insurance or equivalent liability insurance ("D&O Insurance"), which insurance will provide equivalent coverage for the Company's former and existing officers and directors; provided, however, that if the cost of such coverage exceeds $100,000, the Purchaser Representative shall have the right to approve such coverage, which approval shall not be unreasonably withheld, and provided, further, that if the cost of such coverage exceeds $200,000, the Company shall obtain as much coverage as possible for such parties for $100,000, or such higher amount as the Purchaser Representative may approve.

   Section 5.13. Board Nominees. The Purchasers covenant and agree that at the next annual meeting of the shareholders of the Company following the Closing Date, at least two of the nominees for directors (or such increased number, if necessary, pursuant to Section 6.1(j)) shall be either persons serving on the Company's board of directors as of the date of this Agreement or then current shareholders (other than nominal amounts) of the Company and, in either case, not affiliated with the Purchasers.

   Section 5.14. Decisions on Behalf of the Purchasers. Each Purchaser hereby agrees that all decisions to be made hereunder and rights to review, approve, consent to or waive any item, provision or condition hereof, shall be made by and exclusively vested in EnCap Investments L.L.C. (the "Purchaser Representative"); provided, however, that the Purchaser Representative shall have no liability to the Company as a Purchaser hereunder. Each Purchaser hereby further agrees that the Company shall be entitled to rely on all agreements, approvals, consents and waivers of EnCap Investments L.L.C. as if such agreements, approvals, consents and waivers had been received from such Purchaser directly.

   Section 5.15. Purchaser Warrants. In the event the disposition of assets in the transaction with ANR Production Company referred to in the Company Disclosure Letter is not consummated on substantially the terms set forth in the applicable asset purchase and sale agreement (or on such other terms as the Purchaser Representative may approve, which approval shall not be unreasonably withheld) on or before the Closing Date, the parties agree that concurrently with the Closing and for no additional consideration, (i) the Purchasers shall be allocated warrants to purchase an aggregate of 3,000,000 shares of Common Stock at a price of $1.50 per share, which warrants shall expire three years from the date of issuance and shall be substantially in the form of Exhibit C hereto, together with such additional terms for all warrants to be issued at the Closing to the Purchasers and the holders of the Company's Convertible Debentures to adjust such warrants upon the occurrence of certain events as the Purchaser Representative may request and
(ii) the Registration Rights Agreement shall be modified to include any shares issued upon exercise of such warrants.

   Section 5.16. Further Assurances. Each of the parties agrees that it shall cooperate with the other and execute such further instruments and documents as the other party may reasonably request to carry out to the satisfaction of such other party the transactions contemplated by this Agreement.

                                   ARTICLE VI

                             CONDITIONS TO CLOSING

   Section 6.1. Purchasers' Conditions to Closing. Each Purchaser's obligation to purchase and pay for the Shares is subject to the satisfaction or waiver, on or before the Closing Date, of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Company contained in Section 3.1 hereof shall be true and correct in all material respects on and as of the Closing Date, except to the extent that such representations or warranties expressly relate to an earlier date and except to the extent of changes caused by the transactions herein contemplated; and the Company shall have delivered to the Purchaser Representative an Officer's Certificate, dated the Closing Date, to such effect.

     (b) Performance of Obligations. The Company shall have performed in all material respects all of the covenants and agreements required to be performed by it on or before the Closing Date hereunder.

     (c) Legal Opinions. The Purchasers shall have received a legal opinion on behalf of the Company dated as of the Closing Date as to matters customarily addressed by legal opinions in connection with the issuance of the Shares, which opinion shall be in form and substance reasonably satisfactory to the Purchaser Representative. In addition, the Purchasers shall have received an opinion, dated as of the Closing Date, of Lionel, Sawyer & Collins (or such other firm licensed to practice law in the State of Nevada reasonably acceptable to the Purchaser Representative) in form and substance reasonably satisfactory to the Purchaser Representative and substantially to the effect that (i) the terms and provisions of Article VII of the Company's Bylaws shall not be applicable to the transactions contemplated hereunder or to any subsequent "Business Combination" (as such term is used in such Article VII) between the Company, on the one hand, and any Purchaser or any "Related Person" (as defined in such Bylaws) to such Purchaser, on the other hand; (ii) the terms and provisions of Section
  78.411 through 78.444 of the NGCL shall not be applicable to the transactions contemplated hereunder or to any subsequent "Combination" (as defined in Section 78.416 of the NGCL) between the Company, on the one hand, and any Purchaser or "affiliate" or "associate" (as such terms are defined in Sections 78.412 and 78.413, respectively, of the NGCL) and (iii) the provisions of the Nevada Control Shares Act have been validly waived by the Company with respect to the transactions contemplated hereunder.

     (d) Charter Documents and Bylaws. The Purchaser Representative shall have received a certificate, dated the Closing Date, of the Secretary of the Company attaching (i) a true and complete copy of the Company's charter, including all amendments thereto, as filed with the Secretary of State of the State of Nevada, (ii) a true and complete copy of the Company's bylaws in effect as of such date, (iii) a certificate of good standing with respect to the Company in the State of Nevada and (iv) resolutions of the Board of Directors of the Company authorizing the execution and delivery of this Agreement and the issuance of the Shares.

     (e) Shareholder Approval. The Company shall have either (i) obtained the approval of its shareholders at the Special Meeting with respect to the matters set forth in Section 5.1 hereof, or (ii) obtained the entry by the Bankruptcy Court of the Confirmation Order such that the purchase and sale of the Shares and the other matters contemplated herein may be consummated without approval of the Company's shareholders.

     (f) Exchange Offer. The Company shall have either (i) satisfied the Exchange Offer Condition and opted not to file the Bankruptcy Case, such that the Exchange Offer shall be consummated on the

  Closing Date or (ii) satisfied the Bankruptcy Condition and filed the Bankruptcy Case and the Confirmation Order shall have been entered by the Bankruptcy Court and shall not have been reversed, stayed, modified or amended in any material respect prior to Closing, such that the Prepackaged Plan shall be consummated on the Closing Date.

     (g) Registration Rights Agreement. Each Purchaser shall have received a copy of the Registration Rights Agreement, in the form of Exhibit B hereto but with such modifications thereto as may be set forth in the Confirmation Order, duly executed by the Company.

     (h) No Adverse Action or Decision. There shall be no action, suit, investigation or proceeding pending or, to the Company's knowledge, threatened, against or affecting the Company or any of its Subsidiaries, or any of their respective properties or rights, before any court, arbitrator or administrative or governmental body that seeks to restrain, enjoin or prevent the consummation of any of the transactions contemplated by, this Agreement, declare unlawful any of the transactions contemplated hereby or cause such transactions to be rescinded.

     (i) Consents and Approvals. The Company shall have received all Consents and Approvals of all federal, state and local governmental authorities and third parties necessary for the issuance of the Shares by the Company and the consummation of the transactions contemplated hereby including, without limitation, its lenders.

     (j) Board of Directors. If the Purchaser Representative shall have requested at least five Business Days prior to the Closing Date, then effective as of the Closing Date, the Company shall have increased the size of its Board of Directors or exercised its best efforts to secure the resignations of such number of directors as is necessary to enable three nominees designated by the Purchaser Representative to be appointed to the Company's five member Board of Directors or such other number so as to ensure that a majority of the members are nominees of the Purchasers. Such directors shall serve until the next annual meeting of shareholders of the Company, unless otherwise provided in the Company's charter or bylaws, or until their earlier resignation or removal.

     (k) No Material Adverse Change. Since the date of this Agreement, there shall not have occurred any Material Adverse Change.

     (l) New Banking Arrangements. The Company shall have entered into new banking arrangements with its current domestic lenders or other lenders to restructure its domestic indebtedness to provide for interest at the prime rate; semi-annual borrowing base redeterminations; a maturity not before July 1, 2002; a borrowing base, when combined with the borrowing base under arrangements with its other lenders, including its Canadian lenders, of not less than $36 million in the aggregate for the Company and its Subsidiaries ($40 million if the sale of assets to ANR Production Company referred to in the Company Disclosure Letter is not consummated); and such other terms as may be satisfactory to the Purchaser Representative.

   Section 6.2. Company's Conditions to Closing. The Company's obligations to sell the Shares hereunder is subject to the satisfaction or waiver, on or before the Closing Date, of the following conditions:

     (a) Representations and Warranties. The representations and warranties contained in Section 3.2 hereof shall be true and correct in all material respects on and as of the Closing Date, except to the extent that such representations or warranties expressly relate to an earlier date; and each Purchaser shall have delivered to the Company an Officer's Certificate, dated the Closing Date, to such effect.

     (b) Performance of Obligations. Each Purchaser shall have performed in all material respects all of the covenants and agreements required to be performed by it on or before the Closing Date hereunder.

     (c) Purchase of Shares. The Purchasers shall have purchased and paid the Purchase Price for the Shares.

     (d) Fairness Opinion. The Company shall have received, prior to effectiveness of the SEC Filing Documents, the written "bring-down" of CIBC WM's previously delivered opinion as to the fairness from a financial point of view of the consideration to be received in connection with the transactions contemplated by this Agreement, and such opinion shall not have been withdrawn by CIBC WM.

     (e) Legal Opinion. The Company shall have received a legal opinion dated as of the Closing Date as to matters customarily addressed by legal opinions in connection with the issuance of the Shares, which opinion shall be in form and substance reasonably satisfactory to the Company.

     (f) Shareholder Approval. The Company shall have either (i) obtained the approval of its shareholders at the Special Meeting with respect to the matters set forth in Section 5.1 hereof, or (ii) obtained the entry by the Bankruptcy Court of the Confirmation Order such that the purchase and sale of the Shares and the other matters contemplated herein may be consummated without approval of the Company's shareholders.

     (g) Exchange Offer. The Company shall have either (i) satisfied the Exchange Offer Condition and opted not to file the Bankruptcy Case, such that the Exchange Offer shall be consummated on the Closing Date or (ii) satisfied the Bankruptcy Condition and filed the Bankruptcy Case and the Confirmation Order shall have been entered by the Bankruptcy Court and shall not have been reversed, stayed, modified or amended in any material respect prior to Closing, such that the Prepackaged Plan shall be consummated on the Closing Date.

     (h) No Adverse Action or Decision. There shall be no action, suit, investigation or proceeding pending or, to the Company's knowledge, threatened, against or affecting the Company or any of its Subsidiaries, or any of their respective properties or rights, before any court, arbitrator or administrative or governmental body that seeks to restrain, enjoin or prevent the consummation of any of the transactions contemplated by, this Agreement, declare unlawful any of the transactions contemplated hereby or cause such transactions to be rescinded.

     (i) Consents and Approvals. The Company shall have received all Consents and Approvals of all federal, state and local governmental authorities and third parties necessary for the issuance of the Shares by the Company and the consummation of the transactions contemplated hereby including, without limitation, its lenders.

     (j) New Banking Arrangements. The Company shall have entered into new banking arrangements with its current domestic lenders or other lenders to restructure its domestic indebtedness to provide for interest at the prime rate; semi-annual borrowing base redeterminations; a maturity not before July 1, 2002; a borrowing base, when combined with the borrowing base under arrangements with its other lenders, including its Canadian lenders, of not less than $36 million in the aggregate for the Company and its Subsidiaries ($40 million if the sale of assets to ANR Production Company referred to in the Company Disclosure Letter is not consummated); and such other terms as may be satisfactory to the Purchaser Representative.

                                  ARTICLE VII

                                  TERMINATION

   Section 7.1. Termination. This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of matters presented in connection with this Agreement by the shareholders of the Company:

     (a) by mutual written consent of the Purchaser Representative and the Company;

     (b) by either the Purchaser Representative or the Company if:

       (i) the transactions contemplated by this Agreement shall not have been consummated on or before February 29, 2000, unless the failure to consummate the transaction contemplated by this Agreement is the result of a material breach of this Agreement by the party seeking to terminate this Agreement; or

       (ii) any permanent injunction or other order of a court or other competent authority preventing the consummation of the transactions contemplated by this Agreement or the Prepackaged Plan shall have become final and nonappealable;

     (c) by the Purchaser Representative if any of the conditions set forth in Section 6.1 hereto have not been satisfied or waived by the Purchaser Representative by the Closing Date;

     (d) by the Company if any of the conditions set forth in Section 6.2 have not been satisfied or waived by the Company by the Closing Date;

     (e) by the Company to the extent permitted under Section 5.4 hereof; and

     (f) by the Company, to allow the Company to respond to any involuntary proceeding, concerning the reorganization, liquidation or dissolution or recapitalization of the Company other than in connection with the Bankruptcy Case.

   Section 7.2. Effect of Termination. In the event of termination of this Agreement by either the Company or the Purchaser Representative pursuant to
Section 7.1 above, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Purchasers or the Company, except as set forth in Article IX below.

                                  ARTICLE VIII

                     REMEDIES FOR BREACH OF THIS AGREEMENT

   Section 8.1. No Survival. All of the representations and warranties set forth in this Agreement shall terminate and cease to be of further force and effect as of the Closing. The covenants and other agreements set forth herein shall survive the Closing to the extent such covenants or agreements specifically are to be performed after the Closing Date.

   Section 8.2. Indemnification of Purchasers. Subject to the provisions of this Article VIII, the Company agrees to indemnify and hold harmless the Purchaser Indemnified Parties from and against any and all Purchaser Indemnified Costs.

   Section 8.3. Indemnification of Company. Subject to the provisions of this
Article VIII, each Purchaser agrees to indemnify and hold harmless the Company Indemnified Parties from and against any and all Company Indemnified Costs.

   Section 8.4. Defense of Third-Party Claims. Any party entitled to be indemnified hereunder (an "Indemnified Party") shall give prompt written notice to any person who is obligated to provide indemnification hereunder (an "Indemnifying Party") of the commencement or assertion of any action, proceeding, demand, or claim by a third party (collectively, a "third-party action") in respect of which such Indemnified Party shall seek indemnification hereunder. Any failure so to notify an Indemnifying Party shall not relieve such Indemnifying Party from any liability that it, he, or she may have to such Indemnified Party under this Section 8.4 unless the failure to give such notice materially and adversely prejudices such Indemnifying Party. The Indemnifying Party shall have the right to assume control of the defense of, settle, or otherwise dispose of such third-party action on such terms as it deems appropriate; provided, however, that:

     (a) The Indemnified Party shall be entitled, at its own expense, to participate in the defense of such third-party action (provided, however, that the Indemnifying Party shall pay the attorneys' fees of one counsel (provided that if any such third-party action is brought in a jurisdiction other than Texas, the Indemnifying Party shall also pay the attorney's fees of one local counsel) to the Indemnified Party if (i) the employment of separate counsel shall have been authorized in writing by any such Indemnifying Party in connection with the defense of such third-party action, (ii) the Indemnifying Parties shall not have employed counsel reasonably satisfactory to the Indemnified Party to have charge of such third-party action, (iii) counsel to the Indemnified Party shall have reasonably concluded that there may be defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party, (iv) counsel to the Indemnified Party and the Indemnifying Party shall have advised their respective clients in writing, with a copy delivered to the other party, that there is a conflict of interest that could make it inappropriate under applicable standards of professional conduct to have common counsel), or (v) the third-party action is a proceeding brought by a security holder of the Company (in such security holder's name or derivatively on behalf of the Company) in respect of the transactions contemplated by this Agreement;

     (b) The Indemnifying Party shall obtain the prior written approval of the Indemnified Party, which approval shall not be unreasonably withheld, before entering into or making any settlement, compromise, admission or acknowledgment of the validity of such third-party action or any liability in respect thereof if, pursuant to or as a result of such settlement, compromise, admission, or acknowledgment, injunctive or other equitable relief would be imposed against the Indemnified Party or if, in the opinion of the Indemnified Party, such settlement, compromise, admission, or acknowledgment would have a material adverse effect on its business;

     (c) No Indemnifying Party shall consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnified Party of a release from all liability in respect of such third-party action; and

     (d) The Indemnifying Party shall not be entitled to control (but shall be entitled to participate at its own expense in the defense of), and the Indemnified Party shall be entitled to have sole control over, the defense or settlement, compromise, admission, or acknowledgment of any third-party action (i) as to which the Indemnifying Party fails to assume the defense within a reasonable length of time; or (ii) to the extent the third-party action seeks an order, injunction, or other equitable relief against the Indemnified Party which, if successful, would materially adversely affect the business, operations, assets, or financial condition of the Indemnified Party; provided, however, that the Indemnified Party shall make no settlement, compromise, admission, or acknowledgment that would give rise to liability on the part of any Indemnifying Party without the prior written consent of such Indemnifying Party, which consent shall not be unreasonably withheld.

   The parties hereto shall extend reasonable cooperation in connection with the defense of any third-party action pursuant to this Article VIII and, in connection therewith, shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested.

   Section 8.5. Direct Claims. In any case in which an Indemnified Party seeks indemnification hereunder which is not subject to Section 8.4 because no third-party action is involved, the Indemnified Party shall notify the Indemnifying Party in writing of any Indemnified Costs which such Indemnified Party claims are subject to indemnification under the terms hereof. The failure of the Indemnified Party to exercise promptness in such notification shall not amount to a waiver of such claim unless the resulting delay materially prejudices the position of the Indemnifying Party with respect to such claim.

                                   ARTICLE IX

                               FEES AND EXPENSES

   Section 9.1. Commitment Fee. Concurrently with the Closing of the transactions contemplated hereby, the Company shall pay a commitment fee in the aggregate amount of $1,600,000, $600,000 of which shall be paid in cash to the Purchaser Representative and the remaining $1,000,000 of which shall be paid in shares of Common Stock of the Company valued at $0.47 per share, or 2,127,660 shares in the aggregate, to the Purchasers (pro rata based on their respective allocable share of the Shares as provided in Section 2.1). Prior to issuance of such shares, the Purchaser Representative shall make, with respect to itself, the representations contained in Section 3.2. If the Closing shall not occur for any reason, no commitment fee shall be payable.

   Section 9.2. Termination Fee. To compensate the Purchasers for entering into this Agreement and for their time invested herein and the foregoing of other opportunities, the parties agree as follows:

     (a) provided that the Purchasers shall not be in breach of their obligations under this Agreement, in the event the Company terminates this Agreement in accordance with Section 5.4 hereof, the Company shall pay to the Purchaser Representative, contemporaneously with the giving of notice of such termination, a termination fee of $1,500,000;

     (b) provided that the Purchasers shall not be in breach of their obligations under this Agreement, in the event this Agreement is terminated and the transactions contemplated herein are not consummated due to (i) the failure of the Company to satisfy the Exchange Offer Condition or the Bankruptcy Condition, (ii) the failure of the Company's shareholders to approve the matters set forth in Section 5.1 hereof and the failure of the Bankruptcy Court to enter a Confirmation Order such that the transactions contemplated hereby may be consummated without approval of such shareholders or (iii) failure of the Bankruptcy Court to confirm the Prepackaged Plan, the Company shall pay to the Purchaser Representative, no later than two Business Days after the date of such termination, a termination fee of $500,000, which fee may be paid in cash or in the form of 1,063,829 shares of Common Stock (or in any combination of cash and Common Stock, with shares of Common Stock valued at $0.47 per share), at the option of the Company; and

     (c) the termination fees set forth in subsections (a) and (b) above are mutually exclusive. Under no circumstances will the Purchasers be entitled to receive more than one termination fee, if any.

   Section 9.3. Reimbursement of Expenses. The Company agrees that whether or not the transactions contemplated hereby are consummated, it shall pay, in accordance with that certain expense reimbursement letter agreement dated as of June 18, 1999 (which letter supersedes the expense reimbursement letter agreement dated May 18, 1999), all reasonable and documented out-of-pocket third party expenses of the Purchaser Representative arising in connection with the transactions and other agreements and instruments contemplated by this Agreement, including reasonable fees and expenses of counsel incurred in connection with the preparation and negotiation of this Agreement and any other agreement or instrument to be executed and delivered in connection herewith; provided, however, that the maximum amount payable by the Company under this
Section 9.3 and such letter agreement shall not exceed $282,000 in the aggregate.

                                   ARTICLE X

                                 MISCELLANEOUS

   Section 10.1. Amendment. This Agreement may be amended by the parties hereto at any time before or after any required approval of matters presented in connection with the transaction contemplated by this Agreement by the shareholders of the Company; provided, however, that after any such approval, there shall be made no amendment that by law requires further approval by such shareholders without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

   Section 10.2. Extension; Waiver. At any time prior to the Closing Date, the parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or the other acts of the other parties,
(b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

   Section 10.3. Assignment. Without the prior written consent of the affected party, this Agreement shall not be assigned by operation of law or otherwise before the Closing Date, and any attempt at assignment shall be void.

   Section 10.4. Successors and Assigns; No Third Party. All covenants and agreements in this Agreement contained by or on behalf of the parties hereto shall bind and inure to the benefit of the respective successors and permitted assigns of the parties hereto and, to the extent provided in this Agreement, to the benefit of any future holders of any Common Stock. Subject to the foregoing and except as provided in Article VIII, nothing in this Agreement shall confer upon any person or entity not a party to this Agreement, or the legal representatives of such person or entity, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement.

   Section 10.5. Notices. All communications provided for hereunder shall be sent by registered or certified mail or overnight courier or personally delivered and, if to the Purchasers or the Purchaser Representative, to the following: c/o EnCap Investments L.L.C., 1100 Louisiana, Suite 3150, Houston, Texas 77002, Attention: Robert L. Zorich, with a copy to Thompson & Knight, 1700 Chase Tower, 600 Travis Street, Houston, Texas 77002, Attention: Michael
K. Pierce; if to the Company, addressed to it at Southern Mineral Corporation, 1201 Louisiana, Suite 3350, Houston, Texas 77002, Attention: Steven H. Mikel, with a copy to King & Spalding, 1100 Louisiana, Suite 3300, Houston, Texas 77002, Attention: Christine B. LaFollette, or to such other address with respect to any party as such party shall notify the other in writing. Five Business Days after the date of such mailing or one Business Day after sending via overnight courier or personal delivery, such communication shall be deemed to have been received.

   Section 10.6. Descriptive Headings. The descriptive headings used in this Agreement are inserted for convenience only and do not constitute a part of this Agreement, and shall not affect the construction or interpretation thereof.

   Section 10.7. Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of Texas without giving effect to the choice of law or conflicts principles thereof.

   Section 10.8. Entire Agreement. This Agreement, including the Exhibits and Schedules hereto, and the other writings referred to herein or delivered pursuant hereto contain the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous arrangements or understandings with respect thereto.

   Section 10.9. Severability. Any provisions of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

   Section 10.10. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but which together shall constitute a single agreement.

   Section 10.11. Disclosure Letter. The Company shall have the right to revise and update the Company Disclosure Letter from time to time prior to the Closing with respect to the representations and warranties set forth in Section 3.1 hereof to correct any inaccuracies or reflect any subsequent events; provided, however, that for purposes of determining whether the condition precedent set forth in Section 6.1(a) hereof has been satisfied, the Company Disclosure Letter shall be deemed to include only those disclosures set forth therein as of the date of original delivery thereof in connection with the execution of this Agreement, notwithstanding any subsequent amendment, modification or supplement to such Company Disclosure Letter as so originally delivered.

   Section 10.12. Consent to Jurisdiction; Waiver of Jury Trial.

     (a) Except as to matters relating to the Bankruptcy Case, the parties hereby irrevocably submit to the jurisdiction of the courts of the State of Texas and the federal courts of the United States of America located in Houston, Texas, and appropriate appellate courts therefrom, over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby, and each party hereby irrevocably agrees that all claims in respect of such dispute or proceeding may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. This consent to jurisdiction is being given solely for purposes of this Agreement and is not intended to, and shall not, confer consent to jurisdiction with respect to any other dispute in which a party to this Agreement may become involved.

     (b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding of the nature specified in subsection (a) above in any manner specified by law to the applicable party at the address listed in Section 10.5 hereof.

     (c) Furthermore, all parties hereto waive any and all rights to have a jury resolve or otherwise preside, in whole or in part, over any dispute or proceeding involving any of the parties hereto and regarding (i) this Agreement, (ii) the documents required hereby, or (iii) any of the transactions contemplated hereby or thereby.

   Section 10.13. DTPA Waiver. EACH PURCHASER HEREBY REPRESENTS AND ACKNOWLEDGES THAT IT IS A "BUSINESS CONSUMER" FOR THE PURPOSES OF THE TEXAS DECEPTIVE TRADE PRACTICES-CONSUMER PROTECTION ACT (SUBCHAPTER E OF CHAPTER 17 OF THE TEXAS BUSINESS AND COMMERCE CODE), THAT IT EITHER HAS ASSETS OF $25,000,000 OR MORE OR IS OWNED OR CONTROLLED BY A CORPORATION OR ENTITY WITH ASSETS OF $25,000,000 OR MORE (AS REFLECTED IN ITS MOST RECENT FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH GAAP), THAT IT HAS KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT ENABLE IT TO EVALUATE THE MERITS AND RISKS OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND BY THE RELATED AGREEMENTS, THAT IT HAS BEEN REPRESENTED BY LEGAL COUNSEL OF ITS CHOICE IN ENTERING INTO THIS AGREEMENT AND THE RELATED AGREEMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AND THAT IT IS NOT IN A SIGNIFICANTLY DISPARATE BARGAINING POSITION WITH RESPECT TO THE PARTIES TO AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND ANY AGREEMENTS RELATED HERETO. EACH PURCHASER HEREBY WAIVES THE PROVISIONS OF THE TEXAS DECEPTIVE TRADE PRACTICES-CONSUMER PROTECTION ACT (OTHER THAN SECTION 17.555 THEREOF), AS FROM TIME TO TIME AMENDED.

   Section 10.14. Disclaimer of Warranties. NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT TO THE CONTRARY, IT IS THE EXPLICIT INTENT OF EACH PARTY HERETO THAT THE COMPANY IS MAKING NO REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, BEYOND THOSE EXPRESSLY GIVEN IN THIS AGREEMENT, AND THAT SUCH REPRESENTATIONS AND WARRANTIES SHALL TERMINATE AND CEASE TO BE OF EFFECT AS OF THE CLOSING. THE PARTIES UNDERSTAND AND AGREE THAT THE PURCHASERS TAKE THE SHARES AND THE BUSINESS "AS IS" AND "WHERE IS". WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, BUT EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, THE COMPANY HEREBY (A) EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT COMMON LAW, BY STATUTE, OR OTHERWISE, RELATING TO (i) THE TITLE TO OR CONDITION OF THE COMPANY'S PROPERTIES OR ASSETS (INCLUDING, WITHOUT LIMITATION, ANY EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), (ii) ANY INFRINGEMENT BY THE COMPANY OR THE SUBSIDIARIES OF ANY PATENT OR PROPRIETARY RIGHT OF ANY THIRD PARTY; OR (iii) ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) FURNISHED TO THE PURCHASERS BY OR ON BEHALF OF THE COMPANY (INCLUDING, BUT NOT LIMITED TO, INFORMATION, DATA OR OTHER MATERIALS REGARDING THE EXISTENCE OR EXTENT OF OIL, GAS OR OTHER MINERAL RESERVES, THE RECOVERABILITY OF OR THE COST OF RECOVERING ANY SUCH RESERVES, THE VALUE OF SUCH RESERVES, ANY PRODUCT PRICING ASSUMPTIONS, PRESENT OR PAST PRODUCTION RATES, AND THE ABILITY OF THE COMPANY AND THE SUBSIDIARIES TO SELL OIL OR GAS PRODUCTION AFTER CLOSING; AND (B) NEGATES ANY RIGHTS OF THE PURCHASERS UNDER STATUTES TO CLAIM DIMINUTION OF CONSIDERATION AND ANY CLAIMS BY THE PURCHASERS FOR DAMAGES BECAUSE OF REDHIBITORY VICES OR DEFECTS, WHETHER KNOWN OR UNKNOWN, IT BEING THE INTENTION OF THE COMPANY AND THE PURCHASERS

THAT THE INTERESTS IN THE BUSINESS AND PROPERTIES REPRESENTED BY THE SHARES ARE TO BE ACCEPTED BY THE PURCHASERS IN THEIR PRESENT CONDITION AND STATE OF REPAIR.

   Section 10.15. Liability of Purchasers. Except pursuant to Section 2.1 hereof, the liability of each Purchaser with respect to the agreements, covenants, representations and warranties of the Purchasers contained in this Agreement or in any certificate, instrument or document delivered pursuant hereto shall be to the extent such agreements, covenants, representations or warranties applies to itself and not with respect to any other Purchaser.

   Section 10.16. Interpretation. For purposes of this Agreement, the term "best knowledge" of a party shall mean the actual knowledge after due inquiry of the executive officers of such party, and the term "best efforts" means efforts that are in accordance with reasonable commercial practices without incurrence of material expense in the context of the particular undertaking contemplated. Notwithstanding the foregoing, the "best knowledge" qualifiers contained in Section 3.1(r) hereof shall apply only to the Company's non-operated properties other than Big Escambia Creek. The "best knowledge" qualifier shall not apply to the representations in such Section with respect to Big Escambia Creek or properties operated by the Company directly.

   IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

                                          SOUTHERN MINERAL CORPORATION

                                          By: /s/ STEVEN H. MIKEL
                                             ----------------------------------
                                          Name: Steven H. Mikel
                                          Title: President

                                          ENERGY CAPITAL INVESTMENT
                                           COMPANY PLC

                                          By: /s/ GARY R. PETERSEN
                                             ----------------------------------
                                          Name: Gary R. Petersen
                                          Title: Director

                                          ENCAP ENERGY CAPITAL FUND III, L.P.
                                           By EnCap Investments L.L.C., its
                                            General Partner

                                          By: /s/ D. MARTIN PHILLIPS
                                             ----------------------------------
                                          Name: D. Martin Phillips
                                          Title: Managing Director

                                          ENCAP ENERGY CAPITAL FUND III-B,
                                           L.P.
                                           By EnCap Investments L.L.C., its
                                            General Partner

                                          By: /s/ D. MARTIN PHILLIPS
                                             ----------------------------------
                                          Name: D. Martin Phillips
                                          Title: Managing Director

                                          BOCP ENERGY PARTNERS, L.P.
                                           By EnCap Investments L.L.C., its
                                            Manager

                                          By: /s/ D. MARTIN PHILLIPS
                                             ----------------------------------
                                          Name: D. Martin Phillips
                                          Title: Managing Director

                                   SCHEDULE I

                    Allocation of Shares and Purchase Price

Energy Capital Investment Company PLC
   Number of Shares: 6,574,468
   Purchase Price: $3,090,000

EnCap Energy Capital Fund III, L.P.
   Number of Shares: 18,618,455
   Purchase Price: $8,750,674

EnCap Energy Capital Fund III-B, L.P.
   Number of Shares: 14,081,152
   Purchase Price: $6,618,141

BOCP Energy Partners, L.P.
   Number of Shares: 4,555,712
   Purchase Price: $2,141,185

                                                                         ANNEX E

                         REGISTRATION RIGHTS AGREEMENT

   THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made and entered
into as of      , 1999, by and among Southern Mineral Corporation, a Nevada corporation (the "Company"), and EnCap Energy Capital Fund III, L.P., a Texas limited partnership, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, Energy Capital Investment Company PLC, an English investment company, and BOCP Energy Partners, L.P., a Texas limited partnership (collectively, the "EnCap Purchasers" and each individually an "EnCap Purchaser").

   This Agreement is made in connection with the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of July 20, 1999, among the Company and the EnCap Purchasers with respect to the purchase by the EnCap Purchasers from the Company of an aggregate of 43,829,787 newly issued shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), for an aggregate purchase price of $20.6 million. In connection with the Stock Purchase Agreement, the Company has agreed to provide the EnCap Purchasers with the registration rights set forth in this Agreement.

   In consideration of the foregoing, the parties hereto agree as follows:

Section 1. Certain Definitions:

   For purposes of this Agreement, the following terms shall have the respective meanings:

   "Affiliate" shall mean, with respect to a specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person and, with respect to any fund or trust, any Person which is a participant in or beneficiary of such fund or trust. For purposes of this definition, "control" when used with respect to any specified ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

   "Common Stock" shall mean the common stock of the Company, par value $0.01 per share.

   "Demand" shall have the meaning set forth in Section 3(a)(i).

   "Eligible Common Stock" shall mean, as of any date of determination, shares of Common Stock held by either an EnCap Purchaser or a Permitted Transferee of an EnCap Purchaser.

   "Eligible Holders" shall mean, as of any date of determination, the EnCap Purchasers holding Eligible Common Stock and any Permitted Transferees holding Eligible Common Stock to whom an EnCap Purchaser has assigned registration rights pursuant to Section 10(d).

   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

   "Permitted Transferee" shall mean pursuant to Section 10(d) hereof a Person
(i) to whom the EnCap Purchasers have transferred Common Stock acquired by the EnCap Purchasers pursuant to the Stock Purchase Agreement and (ii) who has executed and delivered to the Company an Additional Party Counterpart in the form set forth in Exhibit A hereto.

   "Person" shall mean any individual, partnership, corporation, trust, limited liability company or unincorporated organization, or a government or agency or political subdivision thereof.

   "Prospectus" shall mean the prospectus included in a Registration Statement, including any preliminary prospectus, and any such prospectus as amended or supplemented by any prospectus supplement with respect to the terms of the offering of the Common Stock covered by the Registration Statement, and by all other amendments and supplements to such Prospectus, including post-effective amendments, and in each case including all materials incorporated by reference therein.

   "Registration Statement" shall mean any registration statement of the Company on an appropriate form under the Securities Act (other than any registration statement with respect to securities filed on a Form S-4 or S-8 or any other forms prescribed for the same or similar purposes) and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all materials incorporated by reference therein and all exhibits thereto (including those incorporated by reference).

   "SEC" shall mean the Securities and Exchange Commission.

   "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

   "Seller" shall mean an EnCap Purchaser or any Permitted Transferee of Eligible Common Stock for which the Company shall be required to file a registration statement or which shall be registered under the Securities Act at the request of such holder pursuant to any of the provisions of Section 3. Neither the Company nor any Affiliate of the Company shall be deemed a "Seller" for any purposes of this Agreement.

   "underwritten registration" or "underwritten offering" shall mean an offering of the Common Stock pursuant to a Registration Statement in which the Common Stock of the Company is sold to the public by one or more underwriters.

Section 2. Common Stock Subject to Registration Rights.

   Shares of Eligible Common Stock will cease to be Eligible Common Stock when either (i) a Registration Statement covering such Eligible Common Stock has been declared effective by the SEC, (ii) it has been sold pursuant to Rule 144 (or any similar rule or regulation then in force) under the Securities Act, or
(iii) it has otherwise been transferred and it may be sold without registration under the Securities Act and without restriction under Rule 144 (or any similar rule or regulation then in force).

Section 3. Registration Rights.

   (a) Demand Registration.

     (i) At any time commencing six months following the closing date of the Stock Purchase Agreement, any Eligible Holder shall have the right to make written requests (each, a "Demand") on the Company to cause the Company to use its best efforts to file and cause to be declared effective a Registration Statement on Form S-3 or any other similar registration under the Securities Act with respect to the Eligible Common Stock, provided, that (x) the expected offering price of the Eligible Common Stock held by the requesting Eligible Holder requested to be registered is at least $5 million, and (y) the expected offering of Eligible Common Stock includes at least one-half of all remaining shares of Eligible Common Stock held by the Eligible Holders, and provided further that the requesting Eligible Holder shall use reasonable efforts to sell such Eligible Common Stock requested to be registered. This Section 3(a)(i) shall be applicable for so long as the Eligible Common Stock cannot be freely transferred pursuant to Rule 144 under the Securities Act (or any similar rule or regulation hereafter adopted by the SEC) without the imposition of volume, manner of sale and holding period limitations.

     (ii) Each Demand shall set forth the number of shares of Eligible Common Stock proposed to be sold by the Eligible Holders and the intended method of distribution of such shares.

     (iii) In the case of any underwritten public offering of Eligible Common Stock pursuant to a registration under this Section 3(a), if the managing underwriter advises the Eligible Holders and the Company in its opinion that (A) the inclusion in such registration of some or all of such Common Stock requested to be registered (including without limitation, securities to be registered by the Company included pursuant to incidental or "piggyback" rights heretofore or hereafter granted by the Company to Persons other than the Eligible Holders) will cause the proceeds or price per share to the Eligible Holders to be reduced or (B) that the number of securities to be registered at the request of the Eligible Holders pursuant to this Section 3(a) plus the number of securities sought to be registered by the Company or such other Persons will materially and adversely affect the success of the offering, then the number of securities sought to be registered by each holder other than an Eligible Holder of Common Stock shall be reduced pro rata in proportion to the number of shares of Common Stock sought to be registered by such holders to the extent necessary to reduce the number of securities to be registered to the number recommended by the managing underwriter (the "Recommended Number").

   (b) Piggyback Registration.

     (i) In the event the Company proposes to file a Registration Statement with respect to its Common Stock, whether of its own accord or at the request of any holder or holders of such securities, it will give written notice to the Eligible Holders of the Company's intention to do so and, upon the written request of any of the Eligible Holders given within 7 days after receipt of such notice, the Company will use its best efforts to effect the registration of the Eligible Common Stock of the requesting Eligible Holder (the "Piggyback Securities") which it shall have been so requested to register by including such Piggyback Securities in the Registration Statement ("Piggyback Registration Rights"). Piggyback Securities are to be included in the Registration Statement on the same terms and conditions as the shares of Common Stock otherwise being sold through underwriters under such Registration Statement; unless the managing underwriter or underwriters of any proposed underwritten offering determines and advises the Company that the inclusion in the Registration Statement of some or all Piggyback Securities proposed to be included would cause the proceeds or price per share the Company or the requesting or demanding holder of Common Stock will derive from such registration to be reduced or that the number of securities to be registered at the instance of the Company or such requesting or demanding holder plus the number of shares sought to be registered by the requesting Eligible Holder is too large a number to be reasonably sold or will materially and adversely affect the success of the offering. If, in such opinion of such managing underwriter or underwriters, not all of the Common Stock requested to be included should be included in such registration, then the number of securities to be included in such registration will be reduced as set forth below:

         (A) the number of shares of Common Stock sought to be registered by any holders of shares of Common Stock other than the Eligible Holders and holders of Common Stock at whose instance the registration is being made shall be reduced to the extent necessary to reduce the number of securities to be registered to the Recommended Number;

         (B) if the reduction provided for in clause (A) above does not reduce the number of shares of Common Stock to be registered to the Recommended Number and the registration is at the instance of

           (x) the Company, then the number of Piggyback Securities sought to be registered by the Eligible Holders shall be reduced to the extent necessary to reduce the number of securities to be registered to the Recommended Number; or

           (y) any holder of Common Stock that is granted registration rights after the date of this Agreement (a "New Holder"), then the number of shares of Common Stock sought to be registered by the New Holder and the Eligible Holders shall be reduced in accordance with their relative rights to the extent necessary to reduce the number of shares of Common Stock to be registered to the Recommended Number, but in any event the reduction in Piggyback Securities shall not be greater than pro rata in proportion to the number of Piggyback Securities and other shares of Common Stock sought to be registered by such holders.

     (ii) In connection with any offering by the Company to which the Eligible Holders have Piggyback Registration Rights, the Company, in its sole discretion, shall determine (A) whether to initiate, proceed with or terminate such registration, (B) the pricing (including underwriting discounts and commissions) for such offering and (C) the timing of such offering. The Company may withdraw any Registration Statement and abandon any proposed sale of Common Stock without the consent of the Eligible Holders, notwithstanding the request of the Eligible Holders to participate therein in accordance with this Agreement, if the Company determines in its sole discretion to so withdraw and abandon such proposed sale.

     (iii) The rights set forth in this Section 3(b) shall be unlimited and exercisable with any Registration Statement covering Common Stock.

Section 4. Holdback Agreements.

   (a) Each of the Eligible Holders agrees, and any transferee of the Eligible Holders, by acceptance of any Eligible Common Stock agrees, that if it is requested by the managing underwriter or underwriters in an underwritten offering, not to effect any public or private sale or distribution of securities of the Company of the same class as the securities included in the Registration Statement, during the period requested by the managing underwriters but not to exceed the shorter of (i) the period agreed to by the Company or management of the Company or (ii) 120 days, beginning on the effective date of such Registration Statement, including a sale pursuant to Rule 144 or Rule 144A under the Securities Act, to the extent timely notified in writing by the Company or the managing underwriters.

   (b) The Company agrees (i) if requested by the managing underwriter or underwriters of an underwritten public offering pursuant to Section 3(a), not to effect a public or private sale or distribution of its Common Stock, or any securities convertible into or exchangeable for such securities (other than any such sale or distribution of such securities in connection with any merger or consolidation by the Company or a subsidiary thereof or the acquisition by the Company or a subsidiary thereof of the capital stock or substantially all of the assets of any other Person) during the period requested by the managing underwriters but not to exceed 120 days beginning on, the effective date of any Registration Statement filed pursuant to Section 3(a) hereof and (ii) that any agreement entered into after the date hereof pursuant to which the Company issues or agrees to issue any privately placed Common Stock or securities convertible into or exchangeable for Common Stock shall contain a provision under which holders of such securities agree, and the Company shall use its reasonable efforts to cause any existing holders of its privately placed equity securities to agree, that if it is requested by the managing underwriter or underwriters in an underwritten offering, not to effect any public sale or distribution of any such securities during the 30 day period prior to, and during the applicable period requested by such underwriters beginning on, the effective date of any Registration Statement, including a sale pursuant to Rule 144 or Rule 144A under the Securities Act (except pursuant to a Registration Statement); provided, however, that the provisions of this paragraph (b) shall not prevent (i) the conversion or exchange of any securities that the Company is obligated to make pursuant to an agreement existing on the date hereof or hereafter adopted by the Board of Directors, (ii) the exercise of warrants by the holders thereof and (iii) grants and exercises of options pursuant to any stock option plans or employee incentive plans of the Company.

Section 5. Registration Procedures.

   In connection with the Company's registration obligations pursuant to
Section 3 hereof, the Company will use its best efforts to effect the registration of the Eligible Common Stock in accordance with the intended method or methods of distribution thereof, and pursuant thereto the Company shall:
     (a) prepare and file with the SEC, as soon as practicable after receipt of a Demand, a Registration Statement on the appropriate form under the Securities Act, which form shall be available for the sale of the Eligible Common Stock in accordance with the intended method or methods of distribution thereof and shall include all financial statements and other information required by the SEC to be filed therewith, and use its best efforts to cause such Registration Statement to become and remain effective; provided, that notwithstanding the foregoing, the Company shall not be required to file a Registration Statement within a period of 135 days after the effective date of any other Registration Statement for Eligible Stock other than a Registration Statement on Form S-3; and further provided that no Registration Statement will be filed by the Company until one counsel for Sellers shall have had a reasonable opportunity to review the same and the right to reasonably approve or disapprove any portion of such Registration Statement describing or referring to Sellers;

     (b) prepare and file with the SEC such amendments to the Registration Statement as may be necessary to keep the Registration Statement effective until the distribution of the Eligible Common Stock under the Registration Statement is complete (which period shall not be required to exceed 270 days from the date the Registration Statement is declared effective)(such 270-day period to be extended by the number of days during which either (i) any stop order suspending the effectiveness of such Registration Statement shall be in effect or (ii) the Sellers or the underwriters, if any, shall be prohibited from consummating sales pursuant to such Registration Statement or the Prospectus pursuant to the penultimate paragraph of this
  Section 5); cause the Prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Securities Act; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement;

     (c) notify the Sellers and the managing underwriters, if any, (i) when the Registration Statement has become effective and when any post-effective amendment or supplements thereto become effective, (ii) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for the purpose, (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Eligible Common Stock for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose and (iv) during the period when the Registration Statement is required to be effective, of the happening of any event as a result of which the Prospectus included in the Registration Statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will forthwith prepare a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Eligible Common Stock, such Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

     (d) use its best efforts to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement at the earliest possible time;

     (e) furnish to Sellers, prior to filing a Registration Statement, copies of such Registration Statement as proposed to be filed, each amendment and supplement thereto, and the Prospectus included in such Registration Statement (including each preliminary prospectus), which documents shall be subject to the reasonable opportunity to review and approve of Sellers, which approval shall not be unreasonably withheld;

     (f) furnish to Sellers such number of copies of reports on Forms 10-K, Form 10-Q and Form 8-K (or their equivalents) which the Company shall have filed with the Commission and such financial statements, reports and proxy statements mailed to stockholders of the Company as Sellers may reasonably request in order to facilitate the disposition of the Eligible Common Stock being offered;

     (g) deliver to Sellers and each underwriter, if any, without charge, as many copies of the Prospectus (including each preliminary prospectus) and any amendment or supplement thereto as Sellers may reasonably request;

     (h) prior to any public offering of Eligible Common Stock, use its best efforts to register or qualify or cooperate with Sellers, the underwriters, if any, and their respective counsel in connection with the registration or qualification of such Eligible Common Stock for offer and sale under the securities or blue sky laws of such jurisdictions as Sellers or any underwriter reasonably requests in writing; provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it is not then so qualified or (ii) take any action which would subject it to general service of process or taxation in any such jurisdiction where it is not then so subject;

     (i) cooperate with Sellers and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing the Eligible Common Stock to be sold; and enable such Eligible Common Stock to be in such denominations and registered in such names as the managing underwriters or Sellers, as the case may be, may request at least five business days prior to any sale of the Eligible Common Stock;

     (j) list all the Eligible Common Stock covered by the Registration Statement on each securities exchange or automated quotation system, if any, on which the Common Stock is then listed if requested by Sellers or by the managing underwriters and such listing is permitted under the rules of such exchange or automated quotation system, if any;

     (k) if requested by Sellers, enter into an underwriting agreement with an underwriter or underwriters providing for the sale of such Eligible Common Stock in an underwritten offering which shall be customary in form, substance and scope and shall contain customary requirements for representations, warranties, covenants, opinions of counsel and indemnification and contribution;

     (l) make available upon reasonable notice and during business hours, for inspection by a representative of Sellers and an underwriter, if any, participating in any disposition pursuant to the Registration Statement, and any attorney, accountant or other agent retained by Sellers or an underwriter, all relevant financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to answer questions and to supply all information reasonably requested by any such representative, underwriter, attorney, accountant or agent in connection with such Registration Statement as shall be reasonably necessary to enable them to exercise their due diligence responsibilities; provided, however, that any records, information or documents shall be kept confidential by such representative, underwriter, attorney, accountant or agent unless disclosure of such records, information or documents is required by securities laws in connection with the sale of such Eligible Common Stock or by court or administrative order; and provided, further, if such representative, underwriter, attorney, accountant or agent is ordered to disclose any of such records, documents or information, such representative, underwriter, attorney, accountant or agent will provide the Company with prompt written notice of such requirement so that the Company at its expense may seek a protective order or other appropriate remedy and/or waive compliance with this Agreement. In the event that such protective order or other remedy is not timely obtained, or that the Company timely waives compliance with the provisions hereof, such representative, underwriter, attorney, accountant or agent agrees to furnish only that portion of such records, documents or information which such representative, underwriter, attorney, accountant or agent is legally required to disclose in the opinion of the special counsel or counsel representing such representative, underwriter, accountant or agent;

     (m) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and make generally available to its security holders earnings statements no later than 45 days after the end of any 12-month period (or 90 days, if such period is a fiscal year) commencing at the end of any fiscal quarter in which Eligible Common Stock is sold to underwriters in an underwritten offering, which statements shall cover said 12-month period and shall satisfy the provisions of Section 11(a) of the Securities Act; and

     (n) furnish or cause to be furnished to Sellers any opinions of counsel or customary accountants' "cold comfort" letters that might be reasonably requested by Sellers and/or the underwriters, if any, in connection with any registration of Eligible Common Stock in a Registration Statement and take all such other reasonable actions in connection with such registration to expedite or facilitate the disposition of the Eligible Common Stock as contemplated by the Registration Statement and the related underwriting agreement contemplated by Section 5(k).

   The Company may require Sellers (i) to furnish to the Company such information regarding Sellers and the distribution of the Eligible Common Stock as may be required for inclusion in the Registration Statement and (ii) (A) in connection with any Demand, to enter into an underwriting agreement in the form and substance reasonably satisfactory to Sellers, (B) in connection with any registration of Piggyback Securities with respect to any Registration Statement filed by the Company of its own accord, to enter into an underwriting agreement in the form contemplated by Section 5(k); provided that the Company uses its reasonable efforts to negotiate that the indemnification and contribution provisions of any such underwriting agreement be substantially as set forth in Section 7 hereof, or (C) in connection with any other registration of Piggyback Securities, to enter into an underwriting agreement in the form contemplated by Section 5(k).

   Sellers agree that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5(c) hereof, Sellers will forthwith discontinue the offering and disposition of Eligible Common Stock covered by such Registration Statement or Prospectus (i) until Sellers' receipt of the copies of the supplemented or amended Prospectus contemplated by
Section 5(c) hereof or (ii) until Sellers are advised in writing (the "Advice") by the Company that the use of the Prospectus may be resumed, and have received copies of any additional or supplemental filings which are incorporated by reference in the Prospectus, and, if so directed by the Company, Sellers will deliver to the Company all copies, other than permanent file copies then in Sellers' possession, of the Prospectus covering such Eligible Common Stock current at the time of receipt of such notice. In the event the Company shall give any such notice to suspend the offering and disposition of the Eligible Common Stock, the time periods regarding the maintenance of the applicable Registration Statement shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to
Section 5(c) hereof to and including the date when Sellers shall have received the copies of the supplemented or amended Prospectus hereof or the Advice.

   Notwithstanding the foregoing, (a) the Company may delay the filing of any Registration Statement, any amendment thereof or any supplement to the related Prospectus, and may withhold efforts to cause any Registration Statement to become effective, and (b) in the case of an effective Registration Statement, upon the request of the Company, the holders of Eligible Common Stock participating in such registration shall refrain from selling any shares pursuant to such Registration Statement, if (i) the Company's Board of Directors determines in good faith that such registration or sale would (A) interfere with or adversely affect the negotiation or completion of any material transaction that is being pursued by the Company at the time the demand is made, (B) involve initial or continuing disclosure obligations with respect to material non-public information not otherwise required by law or the rules and regulations of the SEC, which disclosure would have a material adverse effect on the Company or (C) would require the conduct of an audit other than the regular audit conducted by the Company at the end of its fiscal year, in which case the filing may be delayed until the completion of such regular audit (unless Sellers agree to pay all expenses of the Company in connection with such additional audit), or (ii) in the written opinion of a nationally recognized investment bank with experience in the energy industry and reasonably acceptable to Sellers, that the Company is unable to consummate an underwritten offering on reasonable terms due to then currently prevailing market conditions; provided however, that the duration of any such delay or period in which shares of Eligible Common Stock may not be sold pursuant to an effective Registration Statement shall only be for a reasonable period of time (not to exceed a period of 135 days) and there shall not be more than one such delay per calendar year).

Section 6. Registration Expenses.

   All expenses incident to the Company's performance of or compliance with this Agreement, including without limitation SEC, state and foreign registration and filing fees, fees with respect to filings required to be made with the National Association of Securities Dealers, Inc., printing expenses, and fees and disbursements of counsel for the Company and one separate counsel of Sellers, which for a Piggyback Registration by Sellers will constitute one separate counsel for all holders selling Common Stock, and of all independent certified public accountants of the Company (including the expenses of any special audit and "cold comfort" letters required by or incident to such performance), fees and expenses incurred in connection with any underwritten offering, fees and expenses of independent engineering reports and other experts and the fees and expenses incurred in connection with the listing of the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed, in connection with the Demand Registration and Piggyback Registration will be borne by the Company whether or not any such Registration Statement becomes effective, provided that all underwriting discounts and selling commissions applicable to the sale of the Eligible

Common Stock and all other expenses of Sellers incurred in connection with the distribution of Eligible Common Stock (including all salaries of its officers and employees and all relevant taxes, including transfer taxes) will be borne by Sellers.

Section 7. Indemnification; Contribution.

   (a) Indemnification by the Company. The Company agrees to indemnify and hold harmless each Person who participates as an underwriter (any such Person, an "Underwriter") and Sellers and each of their respective directors and officers and each other Person, if any, who controls Sellers or any Underwriter within the meaning of the Securities Act as follows: (i) against any and all loss, liability, claim, damage and expense, joint or several, whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment thereto) pursuant to which Eligible Common Stock was registered under the Securities Act, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment or supplement thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company, such consent not to be unreasonably withheld; and (iii) against any and all expense whatsoever, as incurred (including, subject to the provisions of Section 7(c), fees and disbursements of counsel), reasonably incurred in investigating, preparing or defending against any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, in each case whether or not a party, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, liability, claim, damage, liability or expense arises out of or is based upon an untrue statement or alleged untrue statement or alleged omission in a Prospectus, if such untrue statement or alleged untrue statement, omission or alleged omission is corrected in an amendment or supplement to such Prospectus and Sellers or the Underwriter, as the case may be, thereafter fails to deliver such Prospectus as so amended or supplemented prior to or concurrently with the sale by Sellers or the Underwriter, as the case may be, of the Eligible Common Stock to the Person asserting such loss, liability, claim, damage, or expense if the Company had furnished Sellers or the Underwriter, as the case may be, within a reasonable period of time prior to such sale with the number of copies of such amended or supplemented Prospectus reasonably requested by Sellers or the Underwriter, as the case may be; and provided, further, that this indemnity agreement does not apply to Sellers or any Underwriter with respect to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information furnished in writing to the Company by Sellers or any Underwriter specifically for inclusion in a Registration Statement (or any amendment thereto) or any Prospectus (or any amendment or supplement thereto).

   (b) Indemnification by Sellers. Sellers agree to jointly and severally indemnify and hold harmless the Company and each Underwriter, if any, and each of their respective directors and officers (including each officer and director of the Company who signed the Registration Statement), and each other Person, if any, who controls the Company or any Underwriter within the meaning of the Securities Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 7(a) hereof, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in a Registration Statement (or any amendment thereto) or any Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with information regarding Sellers furnished in writing to the Company by Sellers specifically for inclusion in such Registration Statement (or any amendment thereto) or such Prospectus (or any amendment or supplement thereto); provided, however, that Sellers shall not be obligated to provide such indemnity to the extent that such losses, liabilities, claims, damages, and expenses result, directly or indirectly, from the failure of the Company to promptly amend or take action to correct or supplement any such Registration Statement, Prospectus, amendment or supplement based on corrected or supplemental information promptly provided in writing by Sellers to the Company for such purpose and the Company thereafter fails to furnish to Sellers or the Underwriter, as the case may be, such Prospectus as so amended or supplemented within a reasonable period of time, the number of copies of such amended or supplemented Prospectus requested by Sellers or the Underwriter, as the case may be, prior to or concurrently with the sale by Sellers or the Underwriter, as the case may be, of the Eligible Common Stock to the person asserting such loss, liability, claim, damage or expense. This indemnity shall be in addition to, and not in lieu of any liability that Sellers may otherwise have.

   (c) Conduct of Indemnification Proceedings. Each indemnified party shall give prompt notice to each indemnifying party of any action or proceeding commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve it from any liability which it may have under this indemnity agreement unless the indemnifying party is materially prejudiced by such failure. If the indemnifying party so elects within a reasonable time after receipt of such notice, the indemnifying party may assume the defense of such action or proceeding at such indemnifying party's own expense with counsel chosen by the indemnifying party and approved by the indemnified parties defendant in such action or proceeding, which approval shall not be unreasonably withheld; provided, however, that, if such indemnified party or parties reasonably determine that a conflict of interest exists where it is advisable for such indemnified party or parties to be represented by separate counsel or that, upon advice of counsel, there may be legal defenses available to them which are different from or in addition to those available to the indemnifying party, then the indemnifying party shall not be entitled to assume the defense and the indemnified party or parties shall be entitled to one separate counsel chosen by the indemnified party or parties. If an indemnifying party is not entitled to assume the defense of such action or proceeding as a result of the proviso to the preceding sentence, such indemnifying party's counsel shall be entitled to conduct such indemnifying party's defense and counsel for the indemnified party or parties shall be entitled to conduct the defense of such indemnified party or parties, it being understood that both such counsel will cooperate with each other to conduct the defense of such action or proceeding as efficiently as possible. If an indemnifying party is not so entitled to assume the defense of such action or does not assume such defense, after having received the notice referred to in the first sentence of this paragraph, the indemnifying party or parties will pay the reasonable fees and expenses of counsel for the indemnified party or parties. In such event, however, no indemnifying party will be liable for any settlement effected without the written consent of such indemnifying party, which consent shall not be unreasonably withheld. If an indemnifying party is entitled to assume, and assumes, the defense of such action or proceeding in accordance with this paragraph, such indemnifying party shall not be liable for any fees and expenses of counsel for the indemnified parties incurred thereafter in connection with such action or proceeding.

   (d) Contribution. If for any reason the indemnification provided for in the preceding subsections (a) and (b) of this Section 7 is unavailable to an indemnified party or insufficient to hold it harmless as contemplated by such preceding subsections, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such unavailability or insufficiency in proportion as is appropriate to reflect not only the relative benefits received by the indemnified party and the indemnifying party, but also the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations, provided that Sellers shall not be required to contribute in any amount greater than the dollar amount of the proceeds received by Sellers with respect to the sale of any Eligible Common Stock. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

   (e) Investigation. Such indemnity provided in this Section 7 shall remain in full force and effect regardless of any investigation made by or on behalf of Sellers, the Underwriter, or such director, officer or controlling Person of Sellers or the Underwriter, or by or on behalf of the Company, its officers or directors or any other Person controlling the Company and shall survive the transfer of such securities by Sellers.

Section 8 Rule 144 and Rule 144A.

   The Company covenants that it will provide the information required pursuant to Rule 144A and Rule 144 under the Securities Act upon the request of Sellers and it will take such further action as Sellers may reasonably request, including, without limitation, the timely filing of all reports as required with the SEC in order to enable Sellers, if they so elect, to utilize Rule 144 or Rule 144A, as such Rules may be amended from time to time or any similar rules or regulations hereafter adopted by the SEC.

Section 9 Participation in Underwritten Registrations.

   (a) The investment banker or investment bankers and manager or managers, if any, that will administer the registration of the Eligible Common Stock pursuant to a Demand will be selected by the Company; provided that such investment bankers and managers must be reasonably satisfactory to the Eligible Holders holding a majority of the Eligible Common Stock.

   (b) The Company will not permit any other Person to participate in any underwritten registration hereunder unless such Person (x) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (y) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements. Nothing in this Section 9 shall be construed to create any additional rights regarding the registration of Eligible Common Stock in any Person otherwise than as set forth herein.

Section 10 Miscellaneous.

   (a) No Inconsistent Agreements. The Company will not on or after the date of this Agreement enter into any agreement with respect to its securities which conflicts with the provisions hereof.

   (b) Amendments and Waivers. The provisions of this Agreement may be amended, modified or supplemented, and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, modification, supplement, action or omission to act of the Eligible Holders of 50% of the then outstanding shares of Eligible Common Stock.

   (c) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, registered first-class mail, telex, telecopier, or air courier guaranteeing overnight delivery:

       (i) if to the EnCap Purchasers, to the addresses set forth on the signature pages; and

       (ii) if to the Company, to the addresses set forth on the signature pages.

   All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if telecopied; and on the next business day, if timely delivered to any air courier guaranteeing overnight delivery. The notice addresses may be changed at any time by notice given in accordance with these provisions.

   (d) Assignment of Registration Rights. Except as otherwise provided below, no party may assign this Agreement or any of the rights and obligations of the parties hereunder without the prior written consent of the other party:

       (i) any EnCap Purchaser may assign to a Permitted Transferee the right to participate with the EnCap Purchasers in any registration of Eligible Common Stock held by the EnCap Purchasers pursuant to Section 3 hereof;

       (ii) any EnCap Purchaser may assign this Agreement and all or a proportionate part of its rights and obligations hereunder to a Permitted Transferee who acquires from such EnCap Purchaser all or a proportionate part of the shares of Eligible Common Stock owned by the EnCap Purchaser, respectively; or

       (iii) a party may assign this Agreement and all its rights and obligations under this Agreement to the assignee of all or substantially all of the assets of such party including an acquisition through merger, provided that such party shall in no event be released from its obligations hereunder without the prior written consent of the other party.

   (e) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

   (f) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

   (g) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO SUCH JURISDICTION'S CONFLICTS OF LAW PROVISIONS.

   (h) Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

   (i) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

   IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                         SOUTHERN MINERAL CORPORATION
                                         a Nevada corporation

                                         By:
                                             ----------------------------------
                                             Steven H. Mikel
                                             President

                                         Address for Notices

                                         Southern Mineral Corporation
                                         1201 Louisiana, Suite 3300
                                         Houston, Texas 77002-5609
                                         Attention: President
                                         Telephone: (713) 658-9444
                                         Facsimile: (713) 658-0016

                                         ENCAP ENERGY CAPITAL FUND III, L.P.
                                          By EnCap Investments L.L.C., its
                                          General Partner

                                         By:
                                             ----------------------------------
                                             D. Martin Phillips
                                             Managing Director

                                         ENCAP ENERGY CAPITAL FUND III-B, L.P.
                                          By EnCap Investments L.L.C., its
                                          General Partner

                                         By:
                                             ----------------------------------
                                             D. Martin Phillips
                                             Managing Director

                                         ENERGY CAPITAL INVESTMENT COMPANY,
                                          PLC

                                         By:
                                             ----------------------------------
                                             Gary R. Petersen
                                             Director

                                         BOCP ENERGY PARTNERS, L.P.
                                          By EnCap Investments L.L.C., its
                                          General Partner

                                         By:
                                             ----------------------------------
                                         Name:
                                               --------------------------------
                                         Title:
                                              ---------------------------------

                                          Address for Notices

                                          c/o EnCap Investments L.L.C.
                                          1100 Louisiana Suite 3150
                                          Houston, Texas 77002
                                          Attention: Robert L. Zorich
                                          Telephone: (713) 659-6100
                                          Facsimile: (713) 659-6130

                                          with a copy to:

                                          Thompson & Knight
                                          1700 Chase Tower
                                          600 Travis Street
                                          Houston, Texas 77002
                                          Attention: Michael K. Pierce
                                          Telephone: (713) 217-2800
                                          Facsimile: (713) 217-2828

                                   Exhibit A

                          ADDITIONAL PARTY COUNTERPART

   The undersigned, after having received and reviewed to its satisfaction a
copy of the Registration Rights Agreement, dated as of      , 1999 (the
"Registration Rights Agreement"), by and among Southern Mineral Corporation (the "Company") and the EnCap Purchasers, does hereby agree to become party to the Registration Rights Agreement thereby accepting all the rights, benefits and obligations of a holder of Eligible Common Stock thereunder. The Company may attach this page as a counterpart to the Registration Rights Agreement and the undersigned agrees that such attachment shall be deemed conclusive evidence of its acknowledgment and acceptance of the terms thereof.

   Defined terms used herein and not otherwise defined herein shall have the meaning given such terms in the Registration Rights Agreement.

Dated:

                                          [NAME]
                                          [ADDRESS FOR NOTICES]

                                          By:
                                             ----------------------------------
                                             Name:
                                             Title:

Acknowledged and Accepted this
day of       ,    By:

SOUTHERN MINERAL CORPORATION

By:
  -------------------------------
   Name:
   Title:

                                                                         ANNEX F

                               WARRANT AGREEMENT

   This WARRANT AGREEMENT (the "Agreement") is made and dated as of , 1999, by and between Southern Mineral Corporation, a Nevada corporation (the "Company"), and American Stock Transfer and Trust Company, a New York corporation, with offices at 40 Wall Street, New York, New York 10005, as Warrant Agent (the "Warrant Agent").

                                   RECITALS:

   WHEREAS, the Company proposes to issue up to   Common Stock Purchase
Warrants (which amount may be increased by an amount not to exceed Warrants to accommodate the rounding up of fractional Warrants, if the Company so elects, as hereinafter described (the "Warrants"), to purchase shares of newly issued Common Stock, par value $.01 per share (the "Common Stock"), of the Company (the Common Stock issuable on exercise of the Warrants are referred to herein as the "Warrant Shares"). The Warrants will be issued to holders of the Company's 6.875% Convertible Subordinated Debentures due 2007 (the "Convertible Debentures") (the "Recipients") as partial consideration for the exchange of such Convertible Debentures pursuant to the exchange offer described in the Company's Registration Statement on Form S-4, as amended (Registration No. 333-
      ).

   WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing so to act, in connection with the issuance of Warrant Certificates (as defined below) and other matters as provided herein;

   NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

   Section 1. Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company in accordance with the instructions set forth hereinafter in this Agreement, and the Warrant Agent hereby accepts such appointment. The Warrant Agent shall have the power and authority granted to and conferred upon it in the Warrant Certificates (as defined below) and hereby and such further powers and authority to act on behalf of the Company as the Company may hereafter grant to or confer upon it. All terms and provisions with respect to such powers and authority contained in the Warrant Certificate are subject to and governed by the terms and provisions hereof.

   Section 2. Warrant Certificates. The certificates evidencing the Warrants (the "Warrant Certificates") to be delivered pursuant to this Agreement shall be in registered form, shall be substantially in the form set forth in Exhibit A attached hereto, and may have such letters, numbers or other marks of identification or designation and such legends or endorsements printed, lithographed or engraved thereon as the officers of the Company executing the same may approve (execution thereof to be conclusive evidence of such approval), and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Warrants may be listed or traded, or to conform to usage.

   Section 3. Execution of Warrant Certificates. Warrant Certificates shall be signed on behalf of the Company by its Chairman of the Board or President, or a Vice President under its corporate seal. Each such signature upon the Warrant Certificates may be in the form of a facsimile signature of any present or future Chairman of the Board, President or Vice President, and may be imprinted or otherwise reproduced on the Warrant Certificates and for that purpose the Company may adopt and use the facsimile signature of any person who shall have been Chairman of the Board, President or Vice President, notwithstanding the fact that at the time the Warrant Certificates shall be countersigned and delivered or disposed of he or she shall have ceased to hold such office. The seal of the Company may be in the form of a facsimile thereof and may be impressed, affixed, imprinted or otherwise reproduced on the Warrant Certificates.

   In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer before the Warrant Certificates so signed shall have been countersigned by the Warrant Agent, or disposed of by the Company, such Warrant Certificates nevertheless may be countersigned and delivered or disposed of as though such person had not ceased to be such officer of the Company; and any Warrant Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Warrant Certificate, shall be a proper officer of the Company to sign such Warrant Certificate, although at the date of the execution of this Warrant Agreement any such person was not such an officer.

   Warrant Certificates shall be dated the date of countersignature by the Warrant Agent.

   Section 4. Registration and Countersignature. The Warrant Agent, on behalf of the Company, shall number and register the Warrant Certificates in a register (the "Warrant Register") as they are issued by the Company. The Warrant Register shall be kept at the office of the Warrant Agent designated for such purpose and shall be in written form in the English language or in any other form capable of being converted into such form within a reasonable time.

   Subject to the limitations set forth in the immediately succeeding paragraph, Warrant Certificates shall be manually countersigned by the Warrant Agent and shall not be valid for any purpose unless so countersigned. The Warrant Agent shall, upon written instructions of the Chairman of the Board, the President, a Vice President, the Treasurer or the Controller of the Company, initially countersign, issue and deliver Warrants entitling the holders thereof (each, a "Holder" or "Warrant Holder") to purchase the Warrant Shares referred to above in the first recital hereof and shall countersign and deliver Warrants as otherwise provided in this Agreement.

   Up to     Warrant Certificates (which amount may be increased by an amount
not to exceed     Warrant Certificates to accommodate the rounding up of
fractional shares under the Prepackaged Plan) may be executed by the Company and delivered to the Warrant Agent upon the execution of this Agreement or from time to time thereafter, evidencing the right to receive a like number of Warrant Shares. Subsequent to such original issuance of the Warrant Certificates, the Warrant Agent shall countersign a Warrant Certificate only if the Warrant Certificate is issued upon registration of transfer or in exchange or substitution for one or more previously countersigned Warrant Certificates, as hereinafter provided.

   In case at any time the name of the Warrant Agent shall be changed (including by operation of Section 15), and at such time any of the Warrant Certificates shall be countersigned, but not delivered, the Warrant Agent may adopt the countersignature under its prior name; and in case at that time any of the Warrant Certificates shall not have been countersigned, the Warrant Agent may countersign such Certificates either in its prior name or in its changed name and in all such cases such Warrant Certificates shall have the full force provided in the Warrant Certificates and in this Agreement.

   The Company, the Warrant Agent and all other Persons (as hereinafter defined) may deem and treat the registered Holder of the Warrant Certificates as the absolute owner(s) thereof (notwithstanding any notation of ownership or other writing thereon made by anyone), for all purposes, and neither the Company, the Warrant Agent, nor any other Person shall be affected by any notice to the contrary. As used in this Agreement, the term "Person" means any individual, sole proprietorship, joint venture, partnership, corporation, association, cooperative, trust, estate, governmental body, administrative agency, regulatory authority or other entity of any nature.

   Section 5. Registration of Transfers and Exchanges. The Warrant Agent shall from time to time register the transfer of any outstanding Warrant Certificates in the Warrant Register, upon surrender thereof (together with the form of assignment on the reverse side thereof duly filled in) to the Warrant Agent at its office designated for such purpose accompanied (if so required by it or the Company) by a written instrument or instruments of transfer (which shall be in a form reasonably satisfactory to the Warrant Agent and the Company), duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative thereof, or by a duly authorized attorney. Upon any such registration of transfer, a new Warrant Certificate or Warrant Certificates (of like tenor and representing in the aggregate a like number of Warrants) shall be issued to the transferee(s) and the surrendered Warrant Certificate or Warrant Certificates shall be canceled by the Warrant Agent. Canceled Warrant Certificates shall thereafter be disposed of by such Warrant Agent in a manner satisfactory to the Company.

   Warrant Certificates may be exchanged at the option of the Holder thereof, when surrendered to the Warrant Agent at its office designated for such purpose, for another Warrant Certificate or other Warrant Certificates of like tenor and representing in the aggregate a like number of Warrants. Warrant Certificates surrendered for exchange shall be canceled by the Warrant Agent. Such canceled Warrant Certificates shall thereafter be disposed of by such Warrant Agent in a manner satisfactory to the Company.

   The Warrant Agent is hereby authorized to countersign, in accordance with the provisions of Section 4 and this Section 5, the new Warrant Certificates required pursuant to the provisions of this Section 5, and the Company, whenever requested by the Warrant Agent, will supply the Warrant Agent with Warrant Certificates duly executed on behalf of the Company for such purposes.

   The Company may require payment of a sum sufficient to cover such reasonable charges (including, without limitation, any tax or other governmental charge that may be imposed and the fees and expenses of the Warrant Agent) as the Company or the Warrant Agent may prescribe in connection with any exchange or registration of transfer of Warrant Certificates.

  Section 6. Terms of Warrants; Exercise of Warrants. Subject to the terms of this Agreement, each Warrant Holder shall have the right, which may be exercised commencing at any time until 5:00 p.m., New York City time, on the third anniversary of the Issuance Date, to purchase from the Company the number of fully paid and nonassessable Warrant Shares that the Holder may at the time be entitled to receive (the "Exercise Quantity") on exercise of such Warrants and payment of the Exercise Price (as defined below) then in effect for such Warrant Shares. Each Warrant not exercised prior to 5:00 p.m., New York City time, on the third anniversary of the Issuance Date, shall become void and all rights thereunder and all rights in respect thereof under this Agreement and the Warrant Certificates shall cease as of such time. If the date on which the Warrants expire (i.e., the third anniversary of the Issuance Date) shall not be a business day, the Warrants shall expire on the next succeeding business day.

   A Warrant may be exercised upon surrender to the Company at the office of the Warrant Agent designated for such purpose of the Warrant Certificate or Certificates evidencing the Warrants to be exercised with the form of election to purchase on the reverse thereof duly filled in and signed, which signature shall be guaranteed in accordance with the Medallion Signature Guarantee Program by a bank or trust company having an office or correspondence in the United States, or a broker or dealer which is a member of a registered securities exchange or the National Association of Securities Dealers, Inc. (together, in the case of a Non-Surviving Combination (as defined below), with such other documentation required to be delivered by holders of Common Stock before such Holders are entitled to receive consideration in respect of their shares), and upon payment to the Warrant Agent for the account of the Company of the Exercise Price for the number of Warrant Shares in respect of which such Warrants are then exercised. Payment of the aggregate Exercise Price shall be made in cash or by certified or official bank check to the order of the Company. The Company shall have the right to accept personal checks, in its sole and absolute discretion at any time and from time to time; provided, however, that payment of the Exercise Price for any Warrant Shares shall not be deemed to have been made until such personal check has been collected and such funds credited to the Company's account.

   Subject to the provisions of Section 7 hereof, upon such delivery of Warrants, delivery of required documents and payment of the Exercise Price, the Company (or the surviving entity in the case of a Non-

Surviving Combination) shall issue and cause to be delivered with all reasonable dispatch to the Warrant Holder in such name or names as the Warrant Holder may designate, a certificate or certificates for the number of full Warrant Shares (or other cash or property to which the Warrant Holder is entitled) issuable (or deliverable) upon the exercise of such Warrants together with cash as provided in Section 13; provided, however, that after the first public announcement that any consolidation, merger or lease or sale of assets is proposed to be effected by the Company as described in subsection (e) of
Section 12 hereof, or a tender offer or an exchange offer for shares of Common Stock of the Company shall be made, upon such surrender of Warrants, delivery of required documents and payment of the Exercise Price as aforesaid, the Company shall, as soon as possible, but in any event not later than ten business days thereafter, issue and cause to be delivered the full number of Warrant Shares issuable upon the exercise of such Warrants in the manner described in this sentence together with cash as provided in Section 13. Such certificate or certificates (or such other cash or property) shall be deemed to have been issued (or delivered), and any person so designated to be named therein shall be deemed to have become a Holder of record of such Warrant Shares (or such other cash or property) as of the date of the surrender of such Warrants, the delivery of required documents and payment of the Exercise Price.

   Subject to the provisions of this Agreement and the Warrant Certificates, the Warrants shall be exercisable, at the election of the Holders thereof, either in full or from time to time in part and, in the event that a certificate evidencing Warrants is exercised in respect of fewer than all of the Warrant Shares issuable on such exercise at any time prior to the date of expiration of the Warrants, a new certificate evidencing the remaining Warrant or Warrants will be issued, and the Warrant Agent is hereby irrevocably authorized to countersign and to deliver the required new Warrant Certificate or Certificates pursuant to the provisions of this Section and of Sections 3 and 4 hereof, and the Company, whenever required by the Warrant Agent, will supply the Warrant Agent with Warrant Certificates duly executed on behalf of the Company for such purpose.

   All Warrant Certificates surrendered upon exercise of Warrants shall be canceled by the Warrant Agent. Such canceled Warrant Certificates shall then be disposed of by the Warrant Agent in a manner satisfactory to the Company. The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay to the Company all monies received by the Warrant Agent for the purchase of the Warrant Shares through the exercise of such Warrants.

   The Warrant Agent shall keep copies of this Agreement and any amendments hereto and notices given or received hereunder available for inspection by the Holders during normal business hours at its principal office. The Company shall supply the Warrant Agent from time to time with such numbers of copies of this Agreement as the Warrant Agent may reasonably request.

   The Warrant Agent shall, from time to time, as promptly as practicable, advise the Company of (i) the numbers of Warrants delivered to it in accordance with the terms and conditions of this Agreement and the Warrant Certificates,
(ii) the instructions of each Holder of the Warrant Certificates evidencing such Warrants with respect to delivery of the Warrant Shares or other cash or property to which such Holder is entitled upon such delivery, (iii) the delivery of Warrant Certificates evidencing the balance, if any, of the Warrants remaining after such delivery, and (iv) such other information as the Company shall reasonably request.

   Warrant Holders, as such, shall not be entitled (i) to receive any dividends in respect of such Holder's Warrant Shares, or (ii) to vote, or to receive notice of any meeting of the Company's stockholders, or otherwise exercise any rights of, or to receive any notices delivered to, Holders of Common Stock until such Holder surrenders certificates representing such Holder's Warrants to the Warrant Agent, pays the Exercise Price and delivers all other required documentation, all as set forth in this Agreement and the Warrant Certificates, and the Warrant Shares in respect of such Warrant are issued to such Holder.

   Section 7. Payment of Taxes and Governmental Charges. The Company will pay all documentary stamp taxes attributable to the initial issuance of Warrant Shares upon the exercise of Warrants; provided, however, that the Company shall not be required to pay any tax or other governmental charge which may be payable in respect of any transfer or exchange of any Warrants or Warrant Certificates, as the case may be, including, without limitation, any transfer involved in the issuance of any Warrant Shares, and if any such transfer is involved, the Company shall not be required to issue or deliver any Warrant Shares until such tax or other charge shall have been paid by the Holder, or it has been established by the Holder to the Company's satisfaction that no such tax or other charge is due.

   Section 8. Mutilated or Missing Warrant Certificates. In case any of the Warrant Certificates shall be mutilated, lost, stolen or destroyed, the Company may, in its discretion, issue and the Warrant Agent may countersign, in exchange and substitution for and upon cancellation of the mutilated Warrant Certificate, or in lieu of and substitution for the Warrant Certificate lost, stolen or destroyed, a new Warrant Certificate of like tenor and representing an equivalent number of Warrants, but only upon receipt of evidence satisfactory to the Company and the Warrant Agent of such loss, theft or destruction of such Warrant Certificate and of an indemnity reasonably satisfactory to the Company. The Holder requesting such substitute Warrant Certificates shall also comply with such other reasonable regulations and pay (prior to the issuance of any Warrant Certificates in accordance with this Section 8) such other reasonable charges (including, without limitation, any tax or other governmental charge that may be imposed in relation thereto, and the fees and expenses of the Warrant Agent in connection therewith) as the Company or the Warrant Agent may prescribe.

   Section 9. Reservation of Warrant Shares. The Company will at all times reserve and keep available, free from preemptive rights, from the aggregate of its authorized but unissued Common Stock, or its authorized and issued Common Stock held in its treasury, for the purpose of enabling it to issue Warrant Shares upon exercise of Warrants, the maximum number of shares of Common Stock which may then be deliverable upon the exercise of all outstanding Warrants.

   The Company or, if appointed, the transfer agent for the Common Stock (the "Transfer Agent") and every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of any Warrants will be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be required for such purpose. The Company will keep a copy of this Agreement on file with the Transfer Agent and with every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of the rights of purchase represented by the Warrants. The Warrant Agent is hereby irrevocably authorized to requisition from time to time from such Transfer Agent the stock certificates required to honor the exercise of outstanding Warrants in accordance with the terms of this Agreement. The Company will supply such Transfer Agent with duly executed certificates for such purposes and will provide or otherwise make available any cash which may be payable as provided in Section 13. The Company will furnish such Transfer Agent a copy of all notices of adjustments and certificates related thereto, transmitted to each Holder pursuant to Section 14 hereof.

   Before taking any action which would cause an adjustment pursuant to Section 12 hereof to reduce the Exercise Price below the then par value (if any) of the Warrant Shares, the Company will take any corporate action which may, in the opinion of its counsel (which may be counsel employed by the Company), be necessary in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares at the Exercise Price as so adjusted, and which shall not in any way adversely affect the interests of the Holders of Warrants.

   The Company covenants that all Warrant Shares which may be issued upon exercise of Warrants will, upon issue and payment therefor, be fully paid, nonassessable, free of preemptive rights and, subject to Section 7, free from all taxes, liens, charges and security interests with respect to the issue thereof.

Section 10. Obtaining Stock Market Listings.

   (a) The Company will from time to time use its reasonable efforts to have the Warrant Shares, immediately upon their issuance upon the exercise of Warrants, listed or quoted on the Nasdaq National Market or the principal securities exchanges or other markets within the United States of America, if any, on which other shares of Common Stock are then listed or quoted, as the case may be.

   (b) The Company will from time to time use its reasonable efforts to have the Warrants listed or quoted on the Nasdaq National Market or the principal securities exchanges or other markets within the United States of America, if any, on which shares of Common Stock are then listed or quoted, as the case may be.

Section 11. Exercise Price and Exercise Quantity.

   (a) The "Exercise Price" per Warrant Share shall be $1.50, as adjusted from time to time in accordance with this Warrant Agreement.

   (b) The term "Exercise Quantity" shall mean one Warrant Share per Warrant, as adjusted from time to time in accordance with this Warrant Agreement.

  Section 12. Adjustment of Exercise Price and Exercise Quantity. The Exercise Price and Exercise Quantity are subject to adjustment from time to time upon the occurrence of the events enumerated in this Section 12.

 (a) Adjustments for Change in Capital Stock.

   If the Company:

       (1) pays a dividend or makes a distribution on its Common Stock in the form of shares of its Common Stock;

       (2) subdivides its outstanding shares of Common Stock into a greater number of shares;

       (3) combines its outstanding shares of Common Stock into a smaller number of shares; or

       (4) issues by reclassification of its Common Stock any other shares of its capital stock;

then the Exercise Price in effect immediately prior to such action shall be proportionately adjusted (in conjunction with the adjustment proceed for in Section 12(g) hereof) so that the Holder of any Warrant thereafter exercised may receive the aggregate number and kind of shares of capital stock of the Company that the Holder would have owned immediately following such action if such Warrant had been exercised immediately prior to such action.

   An adjustment made pursuant to this Section 12(a) shall become effective on the effective date of an event referred to in clauses (1)--(4) above, retroactive to the record date (if any) for such event.

   If after an adjustment pursuant to this Section 12(a), a Holder of a Warrant upon exercise of the Warrant may receive shares of two or more classes of capital stock of the Company, the Company's Board of Directors shall determine the allocation of the adjusted Exercise Price between the classes of capital stock. After such allocation, the exercise privilege and the Exercise Price of each class of capital stock shall thereafter be subject to adjustment on terms comparable to those applicable to Common Stock in this Section.

   Any adjustment pursuant to this Section 12(a) shall be made successively whenever any event listed above shall occur.

 (b) Occurrence of Transactions.

   For the purpose of any adjustment made pursuant to this Section 12, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

 (c) When De Minimis Adjustment May Be Deferred.

   No adjustment in the Exercise Price need be made unless the adjustment, together with any adjustments not previously made and carried forward as provided in the next sentence, would require an increase or decrease of at least 1% in the Exercise Price. Any adjustments that are not made shall be carried forward and taken into account in any subsequent adjustment.

   All calculations under this Section shall be made to the nearest cent, or to the nearest 1/100th of a share, as the case may be.

 (d) Notice of Adjustment.

   Whenever the Exercise Price is adjusted, the Company shall provide the notices required by Section 14 hereof.

 (e) Reorganization of Company.

   If the Company effects a Non-Surviving Combination, upon consummation of such transaction the Warrants shall automatically become exercisable for the kind and amount of securities, cash or other assets which the Holder of a Warrant would have owned immediately after the Non-Surviving Combination if the Holder had exercised the Warrant immediately before the effective date of the transaction. Concurrently with the consummation of such transaction, the Person formed by or surviving any such consolidation, merger or other business combination if other than the Company, or the Person to which such sale or conveyance shall have been made, shall enter into a supplemental Warrant Agreement so providing and further providing for adjustments which shall be as nearly equivalent as may be practical to the adjustments provided for in this Section. The successor Person shall provide the Escrow Agent for mailing to Warrant Holders a notice describing the supplemental Warrant Agreement.

   For purposes of this Warrant Agreement, "Non-Surviving Combination" means any merger, consolidation or other business combination by the Company with one or more other Persons in which any such other Person is the survivor, or a sale, transfer, lease or other conveyance of all or substantially all of the assets of the Company to one or more such other Persons (in one transaction or in two or more related transactions), and with respect to which cash and/or non-cash consideration is to be distributed to holders of Common Stock; provided that if any such merger, consolidation, sale, transfer, lease or other conveyance of assets or other business combination in which the holders of Common Stock receive cash or non-cash consideration in exchange for Common Stock is structured so that the Company is the surviving entity, such transaction shall nevertheless be deemed a Non- Surviving Combination.

   If the issuer of securities deliverable upon exercise of Warrants under the supplemental Warrant Agreement is an affiliate of the formed, surviving, transferee or lessee Person, that issuer shall join in the supplemental Warrant Agreement.

 (f) Warrant Agent's Disclaimer.

   The Warrant Agent shall have no duty to determine when an adjustment under this Section 12 should be made, how such adjustment should be made or the amount of such adjustment. The Warrant Agent has no duty to determine whether any provisions of a supplemental Warrant Agreement under subsection (e) of this
Section 12 are correct. The Warrant Agent shall make no representation as to the validity or value of any securities or assets issued upon exercise of Warrants. The Warrant Agent shall not be responsible for the Company's failure to comply with this Section.

 (g) Adjustment in Exercise Quantity.

   Upon each adjustment of the Exercise Price pursuant to this Section 12, each Warrant outstanding prior to the making of the adjustment in the Exercise Price shall thereafter evidence the right to receive upon payment of the adjusted Exercise Price that number of shares of Common Stock (calculated to the nearest hundredth) obtained from the following formula:

                                   N' = N x E
                                           E'

where:

  N' = the adjusted number of Warrant Shares issuable upon exercise of a Warrant by payment of the adjusted Exercise Price.

  N = the number of Warrant Shares previously issuable upon exercise of a Warrant by payment of the Exercise Price prior to adjustment.

  E' = the adjusted Exercise Price.

  E  = the Exercise Price prior to adjustment.

 (h) Form of Warrants.

   Irrespective of any adjustments in the Exercise Price, or the number or kind of shares purchasable upon the exercise of the Warrants, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the Warrants initially issuable pursuant to this Agreement.

   Section 13. Fractional Interests. The Company shall not be required to issue fractional Warrant Shares on the exercise of Warrants. If more than one Warrant shall be presented for exercise in full at the same time by the same Holder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of the Warrants so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 13, be issuable on the exercise of any Warrants (or specified portion thereof), the Company shall either (i) pay an amount in cash equal to the Closing Price (as defined below) on the day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction or (ii) round up to the nearest whole Warrant Share, if the Company so elects. "Closing Price" shall equal (i) the last reported sales price of the Common Stock on the principal national securities exchange on which such Common Stock is listed or admitted to trading or, if no such reported sale takes place on such date, the average of the closing bid and asked prices thereon, as reported in The Wall Street Journal, or (ii) if such Common Stock shall not be listed or admitted to trading on a national securities exchange, the last reported sales price on the Nasdaq National Market or, if no such reported sale takes place on any such date, the average of the closing bid and asked prices thereon, as reported in The Wall Street Journal, or (iii) if such Common Stock shall not be quoted on the Nasdaq National Market nor listed or admitted to trading on a national securities exchange, then the average of the closing bid and asked prices, as reported by The Wall Street Journal for the over-the-counter market in which such Common Stock is traded. In the absence of one or more such quotations, the Board of Directors of the Company shall determine the Closing Price on the basis of such quotations or other facts as it in its good faith judgment considers appropriate.

Section 14. Notices to Warrant Holders.

   (a) Upon any adjustment of the Exercise Price pursuant to Section 12, the Company shall promptly thereafter (i) cause to be filed with the Warrant Agent a certificate of the Company's President, or any Vice President, and by the Chief Financial Officer (or his functional equivalent, however titled), setting forth the Exercise Price after such adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculations are based and setting forth the number of Warrant Shares (or portion thereof) issuable after such adjustment in the Exercise Price, upon exercise of a Warrant and payment of the adjusted Exercise Price, which certificate shall be conclusive evidence of the correctness of the matters set forth therein, and
(ii) cause to be given to each of the registered Holders of the Warrant Certificates at his address appearing on the Warrant register written notice of such adjustments by first-class mail, postage prepaid. Where appropriate, such notice may be given in advance and included as a part of the notice required to be mailed under the other provisions of this Section 14.

   (b) In the event that at any time prior to the expiration of the Warrants:

       (i) the Company shall authorize the issuance to all holders of shares of Common Stock of rights, options or warrants to subscribe for or purchase shares of Common Stock or of any other subscription rights or warrants; or

       (ii) the Company shall authorize the distribution to all holders of shares of Common Stock of evidences of its indebtedness or assets (other than cash dividends or cash distributions payable out of consolidated earnings or earned surplus or dividends payable in shares of Common Stock or distributions referred to in subsection (a) of Section 12 hereof); or

       (iii) the Board of Directors shall have approved of any consolidation or merger to which the Company is a party and for which approval of any shareholders of the Company is required, or any sale, lease, transfer or other conveyance of the properties and assets of the Company substantially as an entirety, or of any reclassification or change of Common Stock issuable upon exercise of the Warrants (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or a tender offer or exchange offer for shares of Common Stock; or

       (iv) the Board of Directors or shareholders of the Company shall have approved of the voluntary or involuntary dissolution, liquidation or winding up of the Company; or

       (v) the Company proposes to take any action (other than actions of the character described in Section 12(a)) which would require an adjustment of the Exercise Price pursuant to Section 12;

then the Company shall cause to be filed with the Warrant Agent and shall cause to be given to each of the registered Holders of the Warrant Certificates at such Holder's address appearing on the Warrant register, at least 15 days prior to the applicable record date, or promptly in the case of events for which there is no record date, by first-class mail, postage prepaid, a written notice stating (i) the date as of which the holders of record of share of Common Stock to be entitled to receive any such rights, options, warrants or distribution are to be determined, or (ii) the initial expiration date set forth in any tender offer or exchange offer for shares of Common Stock, or (iii) the date on which any such consolidation, merger, sale, lease, transfer or other conveyance, reclassification, change, dissolution, liquidation or winding up is expected to become effective or consummated, and the date as of which it is expected that holders of record of shares of Common Stock shall be entitled to exchange such shares for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up.

   (c) The failure to give the notice required by this Section 14 or any defect therein shall not affect the legality or validity of the transaction to which it relates.

   Section 15. Merger, Consolidation or Change of Name of Warrant Agent. Any Person into which the Warrant Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Warrant Agent shall be a party, or any Person succeeding to the corporate trust or shareholder services business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor warrant agent under the provisions of Section 17. In case at the time such successor to the Warrant Agent shall succeed to the agency created by this Agreement, and in case at that time any of the Warrant Certificates shall have been countersigned but not delivered, any such successor to the Warrant Agent may adopt the countersignature of the original Warrant Agent; and in case at that time any of the Warrant Certificates shall not have been countersigned, any successor to the Warrant Agent may countersign such Warrant Certificates either in the name of the predecessor Warrant Agent or in the name of the successor to the Warrant Agent; and in all such cases such Warrant Certificates shall have the full force and effect provided in the Warrant Certificates and in this Agreement.

   In case at any time the name of the Warrant Agent shall be changed and at such time any of the Warrant Certificates shall have been countersigned but not delivered, the Warrant Agent whose name has been changed may adopt the countersignature under its prior name, and in case at that time any of the Warrant Certificates shall not have been countersigned, the Warrant Agent may countersign such Warrant Certificates either in its prior name or in its changed name, and in all such cases such Warrant Certificates shall have the full force and effect provided in the Warrant Certificates and in this Agreement.

   Section 16. Warrant Agent. The Warrant Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the Holders of Warrants, by their acceptance thereof, shall be bound:

   (a) The Warrant Agent acts hereunder as agent and in a ministerial capacity for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not, by issuing and delivering Warrant Certificates, or by any other act hereunder, be deemed to make any representations as to the validity or value or authorization of the Warrant Certificates or the Warrants represented thereby or of any securities or other property delivered upon exercise of any Warrant or whether any stock issued upon exercise of any Warrant is fully paid and non-assessable.

   (b) The Warrant Agent shall not (i) be liable for any recital or statement of fact contained herein or for any action taken, suffered or omitted by it in reliance on any Warrant Certificate or other document or instrument believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties; (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement or in any Warrant Certificate; (iii) be liable for any act or omission in connection with this Agreement except for its own negligence or willful misconduct; or (iv) be liable for any act or omission made in reliance upon verbal instructions of an authorized representative of the Company, including its legal counsel.

   (c) The Warrant Agent shall be liable hereunder only for its own negligence or willful misconduct or any actions taken in bad faith. The Company agrees to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, costs and reasonable attorneys' fees, for anything done or omitted by the Warrant Agent in the execution of this Agreement, except as a result of the Warrant Agent's negligence, willful misconduct or bad faith.

   (d) The Warrant Agent may at any time consult with counsel satisfactory to it (who may be counsel for the Company) and shall incur no liability or responsibility for any action taken, suffered or omitted by it in good faith in accordance with the opinion or advice of such counsel.

   (e) Any notice, statement, instruction, request, direction, order or demand of the Company shall be sufficiently evidenced by an instrument signed by the Chairman of the Board of Directors, President or any Vice President (unless other evidence in respect thereof is herein specifically prescribed). The Warrant Agent shall not be liable for any action taken, suffered or omitted by it in accordance with such notice, statement, instruction, request, direction, order or demand.

   (f) The Company agrees to pay the Warrant Agent reasonable compensation for its services hereunder and to reimburse it for its reasonable expenses hereunder; the Company further agrees to indemnify the Warrant Agent and save it harmless against any and all losses, expenses and liabilities arising as a result of the Warrant Agent's actions or omissions hereunder, except as a result of the Warrant Agent's negligence or willful misconduct.

   (g) The Warrant Agent shall be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve expense unless the Company or one or more registered Holders of Warrant shall furnish the Warrant Agent with reasonable security and indemnity for any costs and expenses which may be incurred. All rights of action under this Agreement, or under any of the Warrants may be enforced by the Warrant Agent without the possession of any of the Warrants or the production thereof at any trial or other proceeding relative thereto, and any such action, suit or proceeding relative thereto, and any such action, suit or proceeding instituted by the Warrant Agent shall be brought in its name as Warrant Agent, and any recovery of judgment shall before the ratable benefit of the registered Holders of the Warrants, as their respective rights or interests may appear.

   (h) The Warrant Agent and any stockholder, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the Warrants or other securities of the Company, or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to or otherwise act as fully and freely as though it were not Warrant Agent under this Agreement. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company, or for any other legal entity.

Section 17. Change of Warrant Agent.

   (a) The Warrant Agent may resign its duties and be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent's own negligence or willful misconduct) after giving 60 days' prior written notice of the Company. At least fifteen (15) days prior to the date such resignation is to become effective, the Warrant Agent shall cause a copy of such notice of resignation to be mailed to the registered Holder of each Warrant Certificate at the Company's expense. The Warrant Agent hereunder may be removed at any time by the filing with it of an instrument in writing signed by or on behalf of the Company and specifying such removal and the date when it shall become effective. Upon such resignation or removal, the Company shall appoint in writing a new warrant agent. Any removal shall not take effect until the appointment by the Company, as hereinafter provided, of a successor Warrant Agent.

   (b) Any new warrant agent, whether appointed by the Company or by a court, shall be a bank or trust company having a capital and surplus, as shown by its last published report to stockholders, of not less than $10,000,000, or a stock transfer company doing business in the Northeastern United States. After acceptance in writing of such appointment by the new warrant agent is received by the Company, such new warrant agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the warrant agent, without any further assurance, conveyance, act or deed, but if for any reason it shall be necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the expense of the Company and shall be legally and validly executed and delivered by the resigning Warrant Agent. The Warrant Agent shall promptly transfer the books and records relating to the Warrants to such successor warrant agent. Not later than the effective date of any such appointment the Company shall file notice hereof with the resigning Warrant Agent and shall forthwith cause a copy of such notice to be mailed to the registered Holder of each Warrant Certificate.

   (c) In case at any time the Warrant Agent shall resign, or shall be removed, or shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or a receiver or liquidator of the Warrant Agent or of its property shall be appointed, or any public officer shall take charge or control of the Warrant Agent or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, a successor Warrant Agent, qualified as aforesaid, shall be appointed by the Company by an instrument in writing, filed with the successor Warrant Agent and, upon acceptance by the latter of such appointment, the Warrant Agent so succeeded shall cease to be Warrant Agent hereunder.

   (d) Any successor Warrant Agent appointed hereunder shall execute, acknowledge and deliver to its predecessor and to the Company an instrument accepting such appointment hereunder, and thereupon such successor Warrant Agent, without further act, deed or conveyance, shall become vested with all the authority, rights, powers, immunities, duties and obligations of such predecessor with like effect as if originally named as Warrant Agent hereunder, and such predecessor, upon payment of its charges and disbursements then unpaid, shall thereupon become obligated to transfer, deliver and pay over, and such successor Warrant Agent shall be entitled to receive, all monies, securities and other property on deposit with or held by such predecessor as Warrant Agent hereunder.

   (e) If the Company shall fail to make any appointment as provided in this
Section 17 within a period of 30 days, then the registered Holder of any Warrant Certificate may apply to any court of competent jurisdiction for the appointment of a successor to the Warrant Agent. Pending appointment of a successor Warrant Agent, either by the Company or by such a court, the duties of the Warrant Agent shall be carried out by the Company.

   Section 18. Notices to Company and Warrant Agent. Any notice or demand authorized by this Agreement to be given or made by the Warrant Agent or by the registered Holder of any Warrant Certificate to or on the Company shall be sufficiently given or made if sent by first class or registered mail, postage prepaid or by private courier or overnight delivery service, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

                          Southern Mineral Corporation
                           1201 Louisiana, Suite 3300
                              Houston, Texas 77002
                              Attention: President

   In case the Company shall fail to maintain such office or agency or shall fail to give such notice of the location or of any change in the location thereof, presentations may be made and notices and demands may be served at the principal office of the Warrant Agent.

   Any notice pursuant to this Agreement to be given by the Company or by the registered Holder of any Warrant Certificate to the Warrant Agent shall be sufficiently given or made if sent by first-class or registered mail, postage prepaid, or by private courier or overnight delivery service, addressed (until another address is filed in writing by the Warrant Agent with the Company) to the Warrant Agent as follows:

                    American Stock Transfer & Trust Company
                                 40 Wall Street
                            New York, New York 10005

   Any notice pursuant to this Agreement to be given by the Company or the Warrant Agent to the Warrant Holders shall be sufficiently given when and if deposited in the mail, first-class or registered mail, postage prepaid or sent by private courier or overnight delivery service, addressed to the Warrant Holder at its address as it appears on the Warrant Register. The Company hereby irrevocably authorizes the Warrant Agent, in the name and at the expense of the Company, upon the written request of the Company, to mail any such notice to the Holders upon receipt thereof from the Company. Any notice which is mailed in the manner herein provided shall be presumed to have been duly given and received when mailed, whether or not the Holder receives the notice. Neither the failure to mail such notice nor any defect in any notice so mailed to any particular Holder shall affect the sufficiency of such notice with respect to any other Holder.

   Section 19. Supplements and Amendments. The Company and the Warrant Agent may from time to time supplement or amend this Agreement without the approval of any Holders of Warrant Certificates in order to cure any ambiguity or to correct or supplement any provision contained herein which may be defective or inconsistent with any other provision herein and which shall not in any way adversely affect the interests of the Holders of Warrants, or to make any other provisions in regard to matters or questions arising hereunder which the Company and the Warrant Agent may deem necessary or desirable and which shall not in any way adversely affect the interests of the Holders of Warrants. Any other supplement or amendment to this Agreement may be made by an instrument in writing signed by the Company and the Holders of a majority of the Warrants outstanding hereunder; provided, that no such amendment shall, without the written consent of all Holders of Warrants outstanding hereunder, amend this
Section 19.

   Section 20. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

   Section 21. Termination. This Agreement shall terminate at 5:00 p.m., New York City time, on the thirtieth business day after the third anniversary of the Issuance Date. Notwithstanding the foregoing, this Agreement will terminate on any earlier date if all Warrants covered hereby have been exercised. The provisions of Section 16 shall survive any termination hereof.

   Section 22. Return of Unclaimed Cash or Property. Notwithstanding any provision of this Agreement to the contrary, cash or other property (including, without limitation, Warrant Shares) deposited with or paid to the Warrant Agent for distribution or issuance to Warrant Holders, but remaining unclaimed by the Warrant Holders for two years after the date upon which such Holders became entitled to receive such cash or other property, as the case may be, shall be repaid to the Company by the Warrant Agent on demand and all liability of the Warrant Agent shall thereupon cease with respect to such cash or property; and any Warrant Holder shall thereafter look only to the Company for any payment or distribution which such Holder may be entitled to collect.

   Section 23. Governing Law. THIS AGREEMENT AND EACH WARRANT CERTIFICATE ISSUED HEREUNDER SHALL BE DEEMED TO BE A CONTRACT MADE UNDER THE LAWS OF THE STATE OF NEW YORK AND FOR ALL PURPOSES SHALL BE CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF SAID STATE.

   Section 24. Benefits of this Agreement. This Agreement shall be for the sole and exclusive benefit of the Company, the Warrant Agent and the registered Holders of the Warrant Certificates. Nothing in this Agreement shall be construed to give to any person or corporation other than the Company, the Warrant Agent and the registered Holders of the Warrant Certificates any legal or equitable right, remedy or claim under this Agreement.

   Section 25. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

   IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.

[SEAL]                                    SOUTHERN MINERAL CORPORATION

Attest:
   -------------------------------        By:
                                            -----------------------------------

                                          Title:
                                              ---------------------------------

[SEAL]                                    AMERICAN STOCK TRANSFER AND
                                          TRUST COMPANY

Attest:
   -------------------------------        By:
   Secretary                                -----------------------------------

                                          Title:
                                              ---------------------------------

                                                                       EXHIBIT A
                                                   [Form of Warrant Certificate]

                            WARRANTS TO ACQUIRE COMMON STOCK,
           PAR VALUE $.01 PER SHARE, OF SOUTHERN MINERAL CORPORATION

EXERCISABLE AFTER      THROUGH
WARRANT CERTIFICATE NO.

   This Warrant Certificate entitles that  , or registered assigns, is the
registered holder of      Warrants expiring at 5:00 P.M., New York City time,
on      or, if such date is not a business day, the next succeeding business day (the "Warrants") to purchase Common Stock, par value $.01 per share (the "Common Stock"), of Southern Mineral Corporation, a Nevada corporation (the "Company"). The Common Stock issuable upon exercise of Warrants is hereinafter referred to as the "Warrant Shares." Subject to the immediately succeeding paragraph, each Warrant entitles the holder upon exercise to purchase from the
Company on or before 5:00 P.M., New York City time, on      or, if such date is
not a business day, the next succeeding business day, one fully paid and nonassessable share of Common Stock per Warrant (a "Warrant Share" and, collectively, the "Warrant Shares") (the "Exercise Quantity") at an initial exercise price equal to $1.50 per Warrant Share (the "Exercise Price"). Such purchase shall be payable in lawful money of the United States of America in cash or by certified or official bank check to the order of the Company at the office or agency of the Warrant Agent, but only subject to the conditions set forth herein and in the Warrant Agreement (the "Warrant Agreement") referred to on the reverse side hereof. The Exercise Price and Exercise Quantity are subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement. Terms used herein but not otherwise defined shall have the meanings set forth in the Warrant Agreement.

   No Warrant may be exercised before 9:00 A.M., New York City time, on or, if such date is not a business day, the next succeeding business day, or
after 5:00 P.M., New York City time, on      or, if such date is not a business
day, the next succeeding business day, and to the extent not exercised by such time, such Warrants shall become void.

   Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

   This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term is used in the Warrant Agreement.

   THIS WARRANT CERTIFICATE SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK.

   WITNESS the facsimile seal of the Company and the facsimile signatures of its duly authorized officers.

Dated:
   ------------------------------        SOUTHERN MINERAL CORPORATION

ATTEST:

------------------------------           By:
                                             ---------------------------------
Name:                                        Name:
Secretary                                    President

Countersigned:

AMERICAN STOCK TRANSFER & TRUST COMPANY
as Warrant Agent

By:
  ------------------------------
  Authorized Signature

                         [Form of Warrant Certificate]

                                   [Reverse]

   The Warrants evidenced by this Warrant Certificate are part of a duly
authorized issue of up to      Warrants (which amount may be increased by an
amount not to exceed   Warrants to accommodate the rounding up of fractional
Warrants under the Prepackaged Plan) expiring at 5:00 P.M., New York City time,
on      or, if such date is not a business day, the next succeeding business day, entitling the holder on exercise to purchase shares of Common Stock, par value $.01 per share of the Company (the "Common Stock"), and are issued or to
be issued pursuant to a Warrant Agreement dated as of     , 1999 (the "Warrant
Agreement"), duly executed and delivered by the Company to American Stock Transfer and Trust Company, a New York corporation, as warrant agent (the "Warrant Agent"), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the holders (the words "holders" or "holder" meaning the registered holders or registered holder) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company or the Warrant Agent.

   Warrants may be exercised at any time on and after 9:00 A.M., New York City time, on the date hereof or, if such date is not a business day, the next succeeding business day, and on or before 5:00 P.M., New York City time, on or, if such date is not a business day, the next succeeding business day. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of election to purchase set forth hereon properly completed and executed, together with payment of the Exercise Price in cash or by certified or official bank check to the order of the Company and the other required documentation. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his or her assignee a new Warrant Certificate evidencing the number of Warrants not exercised. No adjustment shall be made for any cash dividends on any Common Stock issuable upon exercise of this Warrant.

   The Warrant Agreement provides that upon the occurrence of certain events, the Exercise Price set forth on the face hereof may, subject to certain conditions, be adjusted. If the Exercise Price is adjusted, the Warrant Agreement provides that the number of shares of Common Stock issuable upon the exercise of each Warrant shall be adjusted. No fractions of a share of Common Stock will be issued upon the exercise of any Warrant, but the Company will either pay the cash value thereof determined as provided in the Warrant Agreement or round up to the nearest whole share if it so elects.

   Warrant Certificates, when surrendered at the office of the Warrant Agent by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

   Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement. The Company may require payment of a sum sufficient to cover such reasonable charges (including, without limitation, any tax or other governmental charge that may be imposed and the fees and expenses of the Warrant Agent) as the Company or the Warrant Agent may prescribe in connection with any exchange or registration of transfer of Warrant Certificates.

                          Form of Election to Purchase

                   (To Be Executed Upon Exercise of Warrant)

   The undersigned hereby irrevocably elects to exercise the right, represented
by this Warrant Certificate, to receive      shares of Common Stock and
herewith tenders payment for such shares to the order of      in the amount of
$     in cash or by certified or official bank check in accordance with the terms hereof. The undersigned requests that a certificate for such shares be
registered in the name of     , whose address is      and that such shares be
delivered to      whose address is     . If said number of shares is less than
all of the shares of Common Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of
such shares be registered in the name of     , whose address is     , and that
such Warrant Certificate be delivered to     , whose address is     .

                                          Signature:
                                                 ------------------------------

   Note: The above signature must correspond with the name as written upon the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatever and must be guaranteed in accordance with the Medallion Signature Guarantee Program by a bank or trust company having an office or correspondence in the United States, or a broker or dealer which is a member of a registered securities exchange or the National Association of Securities Dealers, Inc.

                                          Signature Guaranteed By:

                                          -------------------------------------

                               Form of Assignment

                (To Be Executed Upon Assignment of the Warrant)

   For value received,      hereby sells, assigns and transfers unto      the
Warrants represented by this Warrant Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint attorney, to transfer this Warrant Certificate on the books of the Company, with full power of substitution.

   Dated:
     -------------------------------

                                          Signature:
                                                  -----------------------------

   Note: The above signature must correspond with the name as written upon the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatever and must be guaranteed in accordance with the Medallion Signature Guarantee Program by a bank or trust company having an office or correspondence in the United States, or a broker or dealer which is a member of a registered securities exchange or the National Association of Securities Dealers, Inc.

                                          Signature Guaranteed By:

                                          -------------------------------------

                                                                        ANNEX G

                          PURCHASE AND SALE AGREEMENT

   This Purchase and Sale Agreement (this "Agreement") is entered into this 9th day of July, 1999, by and between SOUTHERN MINERAL CORPORATION, a Nevada corporation, and AMERAC ENERGY CORPORATION, a Delaware corporation (collectively, the "Seller") and ANR PRODUCTION COMPANY, a Delaware corporation, ("Buyer"). Buyer and Seller are collectively referred to herein as the "Parties" and sometimes individually referred to as a "Party."

                                  WITNESSETH:

   In consideration of the mutual agreements contained in this Agreement, Buyer and Seller agree as follows:

1. SALE AND PURCHASE OF THE ASSETS.

     1.1 Acquired Assets. Subject to the terms and conditions of this Agreement, Seller agrees to sell, convey and deliver to Buyer and Buyer agrees to purchase and acquire from Seller all of Seller's right, title and interest in and to the following, to the extent attributable to the period of time after the Effective Time (collectively, the "Assets"):

          (A) All of Seller's oil and gas and associated hydrocarbons ("Oil and Gas") and related rights, titles and interests, including, but not limited to, leasehold interests, royalty interests, overriding royalty interests, payments out of production, reversionary rights, and contractual rights to production in and to (i) those interests described in the leases, subleases, assignments and other instruments described in Exhibit A (collectively "Leases"); (ii) those wells described in Exhibit A (the "Wells"); (iii) all easements, rights of way, and other rights, privileges, benefits and powers with respect to the use and occupation of the surface of, and the subsurface depths under, the land covered by the Leases; (iv) all rights in respect of any pooled or unitized acreage located in whole or in part within each Lease, including all production from the pool or unit allocated to any such Lease and all interests in any wells within the unit or pool associated with such Lease, regardless of whether such unit or pool production comes from wells located within or without the Leases;

          (B) All licenses, servitudes, gas purchase and sale contracts (including interests and rights, if any, with respect to any prepayments, take-or-pay, buydown and buyout agreements)to the extent that the same pertain or relate to periods after the Effective Time, as hereinafter defined, crude purchase and sale agreements, farmin agreements, farmout agreements, bottom hole agreements, acreage contribution agreements, operating agreements, unit agreements, processing agreements, options, leases of equipment or facilities, joint venture agreements, pooling agreements, transportation agreements, rights-of-way and other contracts, agreements and rights, which are owned by Seller, in whole or in part, and are (i) appurtenant to the Leases, or (ii) used or held for use in connection with the ownership or operation of the Leases, or the sale, distribution or disposal of oil and gas or water, (collectively, the "Contracts");

          (C) All of the real, personal and mixed property and facilities located in, on or adjacent to the Leases or used in the operation thereof (whether located on or off such Leases), which is owned by Seller, in whole or in part, including, without limitation, well equipment; casing; tanks; crude oil, natural gas, condensate or products in storage severed after the Effective Time; tubing; compressors; pumps; motors; fixtures; machinery and other equipment; pipelines; field processing equipment; inventory and all other improvements used or useful in the operation thereof (the "Related Assets");

          (D) All governmental permits, licenses and authorizations including environmental permits, licenses and authorizations, as well as any applications for the same, related to the Leases or the use thereof;

           (E) All of the files, records and data relating to the items described in subsections (A), (B), (C), and (D) above, including, without limitation, title records (title curative documents); surveys, maps and drawings; contracts; correspondence; Federal Energy Regulation Commission files; microfiche lists; geological, geophysical and seismic records, data and information; production records, electric logs, core data, pressure data, decline curves, graphical production curves and all related matters and construction documents (except to the extent the delivery or copying of such records may be restricted by contract with a third party, in which event Seller shall cooperate with Buyer in efforts to provide on site access to such records until a release from such restriction may be obtained) (the "Records");

           (F) To the extent assignable, all rights of Seller in or under any warranty or indemnification contained in any agreement relating to the Assets which Seller obtained on or after it acquired the Assets; and

           (G) Any and all other assets of Seller appurtenant or related to or used or useful in connection with the Leases.

     1.2 Contracts and Records. Seller shall deliver to Buyer within ten (10) days after Closing all of the Contracts and Records. Seller shall have the right to make and retain copies of the Contracts and Records as Seller may desire prior to the delivery of the Contracts and Records to Buyer. Buyer, for a period of seven years after the Closing, defined below, shall make available to Seller (at the location of such Contracts and Records in Buyer's organization) access to such copies of the Contracts and Records as Buyer may have in its possession (or to which it may have access) upon written request of Seller, during normal business hours; provided, however, that Buyer shall not be liable to Seller for the loss of any Contracts or Records by reason of clerical error or inadvertent loss or destruction of Contracts or Records.

2. PURCHASE PRICE.

     2.1 Purchase Price. The purchase price for the Assets is Sixteen Million Two Hundred Eighty Thousand Dollars ($16,280,000.00), subject to the adjustments provided for herein (the "Purchase Price").

     2.2 Payment. The Purchase Price shall be paid by Buyer to Seller, by wire transfer of readily available funds on the Closing Date (hereinafter defined).

     2.3 Allocation. The Purchase Price shall be allocated to the Assets in accordance with the schedule set forth in Exhibit B. Seller and Buyer covenant and agree that the values allocated to various portions of the Assets, which are set forth on Exhibit B (singularly with respect to each item, the Allocated Value and, collectively, the Allocated Values), shall be binding on Seller and Buyer for purposes of adjusting the Purchase Price pursuant to Section 7.6 hereof (relating to Title Failures).

3. EFFECTIVE TIME AND CLOSING DATE.

     3.1 Closing. Subject to Conditions Precedent set forth at Articles 12 and 13 and any termination pursuant to Article 14 or Section 15.1, the sale and purchase of the Assets ("Closing") shall be held on or before August 6, 1999 ("Closing Date"). The Closing will take place at the offices of Buyer at 9 Greenway Plaza, Houston, Texas, or at such other place as mutually agreed upon by Seller and Buyer.

     3.2 Effective Time. The sale shall be effective as of 7:00 A.M., local time of the location of the Assets on May 1, 1999 ("Effective Time").

     3.3 Ownership Prior to Effective Time. Seller shall be entitled to all of the rights and incidents of ownership generated from or attributable to the Assets prior to the Effective Time, including the right to all Oil and Gas produced from or attributable to the Assets prior to the Effective Time. Seller shall bear and be responsible for the duties, liabilities, costs, expenses and obligations of ownership attributable to ordinary operation of the Assets prior to the Effective Time, except as may be otherwise provided herein, including, but not limited to, the indemnification provided for in
  Article 4.

     3.4 Ownership After Effective Time. Buyer shall be entitled to all of the rights and incidents of ownership generated from or attributable to the Assets after the Effective Time, including the right to all Oil and Gas thereafter produced from or attributable to the Assets after the Effective Time. Buyer shall bear and be responsible for the duties, liabilities, costs, expenses and obligations of ownership attributable to ordinary operation of the Assets from and after the Effective Time, except as may be otherwise provided herein, including, but not limited to, the indemnification provided for in Article 4.

4. INDEMNIFICATION/ASSUMED OBLIGATIONS.

     4.1 Assumed Obligations. Buyer shall not assume, be obligated to or be liable for any liabilities of Seller, whether known or unknown, absolute or contingent, including, without limitation, any claims, demands, obligations or expenses of any kind whatsoever occurring, arising out of or relating to Seller's (or Seller's predecessors in title) interest in the Assets prior to the Closing Date including, but not limited to, Environmental Laws (defined below), tax, securities law, personal injury, and royalty and other contractual liabilities, except for those arising out of Buyer's gross negligence or willful misconduct.

     "Environmental Laws" means all applicable local, state, and federal laws, rules, regulations, and orders regulating or otherwise pertaining to
  (a) the use, generation, migration, storage, removal, treatment, remedy, discharge, release, transportation, disposal, or cleanup of pollutants, contamination, hazardous wastes, hazardous substances, hazardous materials, toxic substances or toxic pollutants, (b) surface waters, ground waters, ambient air and any other environmental medium on or off any Lease or (c) the environment or health and safety-related matters; including the following as from time to time amended and all others whether similar or dissimilar: the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, the Resource Conservation and Recovery Act of 1976, as amended by the Used Oil Recycling Act of 1980, the Solid Waste Disposal Act Amendments of 1980, and the Hazardous and Solid Waste Amendments of 1984, the Hazardous Materials Transportation Act, as amended, the Toxic Substance Control Act, as amended, the Clean Air Act, as amended, the Clean Water Act, as amended, and all regulations promulgated pursuant thereto.

     4.2 SELLER'S INDEMNIFICATION. SELLER AGREES TO DEFEND, INDEMNIFY AND HOLD BUYER HARMLESS FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, LOSSES, DAMAGES, LIABILITIES, JUDGMENTS, CAUSES OF ACTION, REASONABLE COSTS OR EXPENSES (INCLUDING, WITHOUT LIMITATION, ANY AND ALL REASONABLE COSTS, EXPENSES, ATTORNEYS' FEES, CONSEQUENTIAL DAMAGES AND OTHER COSTS INCURRED
  IN DEFENSE OF ANY CLAIM OR LAWSUIT ARISING THEREFROM), OF WHATSOEVER NATURE ARISING OUT OF OR RELATING TO SELLER'S OWNERSHIP, OPERATION OR ADMINISTRATION OF THE ASSETS ON OR PRIOR TO THE CLOSING DATE, INCLUDING, WITHOUT LIMITATION, (I) DAMAGES TO PERSONS OR PROPERTY, (II) FINES, PENALTIES, MONETARY SANCTIONS OR OTHER AMOUNTS PAYABLE FOR FAILURE TO
  COMPLY WITH THE REQUIREMENTS OF APPLICABLE ENVIRONMENTAL, SECURITIES,
  SAFETY OR HEALTH LAWS (WHETHER FEDERAL, STATE OR LOCAL), (III) THE
  VIOLATION BY SELLER OF ANY LAW OR REGULATION OR THE TERMS OF ANY AGREEMENT BINDING UPON THE SELLER, (IV) CLAIMS OF SELLER'S CO-OWNERS, PARTNERS, JOINT VENTURERS AND OTHER PARTICIPANTS; (V) CLAIMS ARISING OUT OF ANY TAX AUDITS; AND (VI) THE

  IMPROPER PAYMENT OF ROYALTIES UNDER THE LEASES, EXCEPT IN EACH CASE FOR THOSE ARISING OUT OF BUYER'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT. In no event will Seller's liability to Buyer pursuant to the indemnification provisions of this Section 4.2 ever exceed the aggregate sum of the Purchase Price. Seller's liability under this Section 4.2 shall be limited to claims as to which Seller is given notice on or prior to the date which is thirty (30) months from the Closing.

     4.3 BUYER'S INDEMNIFICATION. BUYER AGREES TO DEFEND, INDEMNIFY AND HOLD SELLER HARMLESS FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, LOSSES, DAMAGES, LIABILITIES, JUDGMENTS, CAUSES OF ACTION, REASONABLE COSTS OR EXPENSES (INCLUDING, WITHOUT LIMITATION, ANY AND ALL REASONABLE COSTS, EXPENSES, ATTORNEYS' FEES, CONSEQUENTIAL DAMAGES AND OTHER COSTS INCURRED IN DEFENSE OF ANY CLAIM OR LAWSUIT ARISING THEREFROM), OF WHATSOEVER NATURE ARISING OUT OF OR RELATING TO BUYER'S OWNERSHIP, OPERATION OR ADMINISTRATION OF THE ASSETS AFTER THE CLOSING DATE, INCLUDING, WITHOUT LIMITATION; (I) DAMAGES TO PERSONS OR PROPERTY; (II) FINES, PENALTIES, MONETARY SANCTIONS OR OTHER AMOUNTS PAYABLE FOR FAILURE TO COMPLY WITH THE REQUIREMENTS OF APPLICABLE ENVIRONMENTAL, SECURITIES, SAFETY OR HEALTH LAWS (WHETHER FEDERAL, STATE OR LOCAL); (III) THE VIOLATION BY BUYER OF ANY LAW OR REGULATION OR THE TERMS OF ANY AGREEMENT BINDING UPON THE BUYER; (IV) CLAIMS OF BUYER'S CO-OWNERS, JOINT VENTURERS AND OTHER PARTICIPANTS; (V) CLAIMS ARISING OUT OF ANY TAX AUDITS; AND(VI) THE IMPROPER PAYMENT OF ROYALTIES UNDER THE LEASES, EXCEPT IN EACH CASE FOR THOSE ARISING OUT OF SELLER'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

     4.4 Notification. As soon as reasonably practical after obtaining knowledge thereof, the indemnified Party shall notify the indemnifying Party of any claim or demand which the indemnified Party has determined has given or could give rise to a claim for indemnification under this Article
  4. Such notice shall specify the agreement, representation or warranty with respect to which the claim is made, the facts giving rise to the claim and the alleged basis for the claim, and the amount (to the extent then determinable) of liability for which indemnity is asserted. In the event any action, suit or proceeding is brought with respect to which a Party may be liable under this Article 4, the defense of the action, suit or proceeding (including all settlement negotiations and arbitration, trial, appeal, or other proceeding) shall be at the discretion of and conducted by the indemnifying Party. If an indemnified Party shall settle any such action, suit or proceeding without the written consent of the indemnifying Party (which consent shall not be unreasonably withheld), the right of the indemnified Party to make any claim against the indemnifying Party on account of such settlement shall be deemed conclusively denied. An indemnified Party shall have the right to be represented by its own counsel at its own expense in any such action, suit or proceeding, and if an indemnified Party is named as the defendant in any action, suit or proceeding, it shall be entitled to have its own counsel and defend such action, suit or proceeding with respect to itself at its own expense. Subject to the foregoing provisions of this Article 4, neither Party shall, without the other Party's written consent, settle, compromise, confess judgment or permit judgment by default in any action, suit or proceeding if such action would create or attach liability or obligation to the other Party. The Parties agree to make available to each other, and to their respective counsel and accountants, all information and documents reasonably available to them which relate to any action, suit or proceeding, and the Parties agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such action, suit or proceeding.

5. CLOSING.

     5.1 Delivery by Seller. At Closing, Seller shall deliver to Buyer, in the form attached hereto as Exhibit C, an Assignment and Bill of Sale effecting the sale, transfer, conveyance and assignment of the Assets.

     5.2 Delivery by Buyer. At Closing, Buyer shall deliver to Seller the Purchase Price, as adjusted.

     5.3 Further Cooperation. At the Closing and thereafter as may be necessary, Seller and Buyer shall execute and deliver such other instruments and documents and take such other actions as may be reasonably necessary to evidence and effectuate the transactions contemplated by this Agreement.

6.ACCOUNTING ADJUSTMENTS.

     6.1 Closing Adjustments. With respect to matters that can be determined as of the Closing, Seller shall prepare, in accordance with the provisions of this Article 6, a statement (the "Closing Adjustment Statement") with relevant supporting information setting forth each adjustment to the Purchase Price submitted by Seller. Seller shall submit the Closing Adjustment Statement to Buyer, together with all records or data supporting the calculation of amounts presented on the Closing Adjustment Statement, no later than five (5) business days prior to the scheduled Closing Date. Prior to the Closing, Buyer and Seller will review the adjustments proposed by Seller in the Closing Adjustment Statement. Agreed upon adjustments shall be taken into account in computing any adjustments to be made to the Purchase Price at the Closing.

     6.2 Strapping and Gauging. The Oil and Gas in such storage facilities above the pipeline connection or through the meters on the pipelines as of the Effective Time shall belong to Seller, and the Oil and Gas placed in such storage facilities after the Effective Time and production upstream of the aforesaid meters shall belong to Buyer and become part of the Assets.

     6.3 Taxes. Ad valorem, property or similar taxes shall be prorated between Buyer and Seller, using the Effective Time as the applicable proration date, and the Purchase Price shall be adjusted accordingly. The proration shall be based upon ad valorem, property or similar taxes assessed against the Assets for the most recent year.

     6.4 Adjustments to Purchase Price. At Closing, appropriate adjustments to the Purchase Price will be made as follows:

           (A) The Purchase Price shall be adjusted upward by:

              (i) any amounts determined to be due Seller pursuant to Sections
                  6.2 and 6.3 hereof; and

              (ii) an amount equal to the costs and expenses paid by Seller in accordance with this Agreement that are attributable to the Assets for the period from the Effective Time to the Closing Date (including, without limitation, applicable general and administrative expense and overhead charges attributable to the Assets pursuant to the terms of the relevant joint operating agreements covering the Assets); and

              (iii) all amounts due or the market value of Oil and Gas owed to
                    Seller by third parties as of the Effective Time under the Contracts with respect to any imbalances existing at the Effective Time, such value to be determined by Seller and Buyer, including any severances taxes and royalties paid thereon, as of the Effective Time; and

              (iv) any other amount agreed upon in writing by Seller and
                   Buyer.

           (B) The Purchase Price shall be adjusted downward by:

              (i) any amounts determined to be due Buyer pursuant to Sections
                  6.2 and 6.3 hereof; and

              (ii) an amount equal to the amount of proceeds derived from the sale of Oil and Gas, net of royalties and severance taxes paid by Seller, received by Seller prior to the Closing and attributable to the Wells which proceeds are, in accordance with generally accepted accounting procedures, attributable to production of Oil and Gas after the Effective Time; and

              (iii) all amounts due or the market value of Oil and Gas owed by
                    Seller to third parties as of the Effective Time under the Contracts with respect to any imbalances existing at the Effective Time, such value to be determined by Seller and Buyer, including any severance taxes and royalties paid thereon, as of the Effective Time; and

              (iv) an amount equal to all expenditures, liabilities and costs relating to the Assets (including, without limitation, all ad valorem, property, production, severance and similar taxes) that are unpaid as of the Closing Date and assessed for or attributable to periods of time prior to the Effective Time regardless of how such taxes, expenditures, liabilities and costs are calculated provided that to the extent the actual amounts cannot be determined prior to the agreement of Buyer and Seller with respect to the Closing Adjustment Statement, a reasonable estimate of such taxes, expenditures, liabilities and costs shall be used; and

              (v) any other amount agreed upon in writing by Seller and Buyer.

     6.5 Actual Figures. When available, actual figures will be used for the adjustments at Closing. To the extent actual figures are not available, estimates will be used subject to final adjustments as described in Section
  6.6 below.

     6.6 Post-Closing Adjustments. A post-closing adjustment statement (the "Post-Closing Adjustment Statement") based on the actual income and expenses shall be prepared and delivered by Seller to Buyer within one hundred twenty (120) days after the Closing, proposing further adjustments to the Purchase Price based on the information then available. Seller or Buyer, as the case may be, shall be given access to and shall be entitled to review and audit the other Party's records pertaining to the computation of amounts claimed in such Post-Closing Adjustment Statement. Within sixty
  (60) days after receipt of the Post-Closing Adjustment Statement, the Parties hereto will use their best efforts to agree upon the proposed adjustments and the Seller or Buyer, as the case may be, shall pay to the other such sums as may be agreed to be due. Additional adjustments shall be made from time to time as required to settle accounts between the Parties.

7. DUE DILIGENCE; TITLE MATTERS.

     7.1 General Access. Prior to Closing, Seller will:

           (A) Give Buyer and its representatives, employees, consultants, independent contractors, attorneys and other advisors full access to the Assets at any reasonable time for any and all inspections and investigations, including, but not limited to, platform inspections and investigations for environmental and other matters;

           (B) Use its best efforts to obtain and submit to Buyer or its representatives as promptly as practicable, copies of any existing documents as Buyer may reasonably request; and

           (C) Furnish to Buyer all other information with respect to the Assets as Buyer may from time to time reasonably request, unless Seller is prohibited therefrom by any agreement or contract by which it is bound or by the necessity of any third party approval; provided that, if requested by Buyer, Seller shall use its best efforts to promptly obtain the waiver of any such prohibition.

     7.2 Covenants Relating to Title. From and after the Effective Time, Seller covenants and agrees to use commercially reasonable efforts to:

           (A) Obtain all consents, approvals, waivers (including preferential rights) and agreements of all other parties and governmental authorities (other than approvals of the assignment of the Leases which must be obtained after the Closing) which are necessary to effect the transactions provided for herein, including the assignment and transfer to Buyer of the ownership of the Assets; and

          (B) Make all filings which must be made and record all instruments that may be recorded to accurately reflect Seller's current interests in the Assets.

     7.3 Seller's Title. In the documents to be executed and delivered by Seller to Buyer transferring title to the Assets, Seller shall warrant and defend the Assets unto Buyer against every person lawfully claiming the Assets or any part thereof, by, through or under Seller, but not otherwise. However, notwithstanding any other provisions of this Agreement to the contrary all of Seller's interest in equipment and personal property is to be sold AS IS AND WHERE IS AND WITHOUT WARRANTY OF MERCHANTABILITY, CONDITION OR FITNESS FOR A PARTICULAR PURPOSE, EITHER EXPRESS OR IMPLIED.

     7.4 Good and Marketable Title. As used herein the term "good and marketable title" shall mean:

          (A) As to each of the Wells, that record title of Seller which:

              (i) entitles Seller to receive from each Well not less than the interests shown in Exhibit A as the "Net Revenue Interest" of all Oil and Gas produced, saved and marketed from each Well and of all Oil and Gas produced, saved and marketed from any unit of which each Well is a part and allocated to such Well, all without reduction, suspension or termination of the interests in each Well throughout the duration of the Lease upon which such Well is located, except as stated in such Exhibit; and

              (ii) obligates Seller to bear a percentage of the costs and expenses relating to the maintenance and development of, and operations relating to, the Wells not greater than the "Working Interest" shown in Exhibit A, all without increase of the interests in each Well throughout the duration of such Well, except as stated in such Exhibit.

          (B) That title of Seller to the Assets which:

              (i) at or prior to Closing, is free and clear (except for
                  Permitted Encumbrances as defined in subsection (ii) below) of liens and encumbrances and (a) with respect to real property interests to be transferred to Buyer, real property interests are of record in the relevant counties and governmental offices; and (b) with respect to any Asset subject to preferential rights, such rights have been waived and consents obtained from all third parties, and

              (ii) "Permitted Encumbrances" shall mean (i) lessor's royalties, overriding royalties, reversionary interests and other burdens on production that, in the aggregate, do not operate to reduce the Net Revenue Interest of Seller in each of the Wells to an amount less than that shown on Exhibit A; (ii) division orders, and sales contracts covering hydrocarbons and associated products that are terminable upon no more than thirty (30) days notice; (iii) preferential purchase rights and required third party consents to assignments and similar rights with respect to which waivers or consents are obtained from the appropriate parties or the appropriate time period for asserting such rights has expired without an exercise thereof; (iv) easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations, pipelines, grazing, logging, canals, ditches, reservoirs, or the like; use conditions, covenants or other restrictions in the chain of title; (v) minor irregularities in title which do not (a) materially interfere with the occupation, use and enjoyment by Seller of any of the Assets in the normal course of business as presently conducted; or (b) materially impair the value thereof for such Assets; (vi) all interests in the Assets securing obligations owed to, or claimed by, any person whether such interest is based on the common law, statute or contract, and whether such interest includes liens or security interests arising by virtue of mortgage, encumbrance, pledge, security agreement, conditional sale or trust receipt or lease, consignment or bailment for security purposes, so long as each said interest has been expressly consented to by Buyer in writing or will be released in full at or prior to the Closing; and (vii) specific exceptions and encumbrances affecting each of the Assets as described in Exhibit A INSOFAR ONLY as said exceptions and encumbrances are valid and subsisting and are enforceable against the particular Asset which is made subject to said exceptions and encumbrances.

     7.5 Defect Letters.

           (A) Buyer may from time to time prior to the date which is five (5) days prior to the Closing Date notify Seller in writing (a "Notice") of any liens, charges, contracts, agreements obligations, encumbrances, defects and irregularities of title which would cause title to all or part of the Assets not to be good and marketable as defined in Section 7.4 hereof, or which would cause a breach of a representation or warranty of Seller ("Title Defect").

           (B) A Title Defect as set forth in a Notice, which is given to Seller on or before the date which is five (5) days prior to the Closing Date and is not cured on or before the Closing, unless the time for cure is extended in writing by Buyer, shall be a "Title Failure," unless waived by Buyer. Any Title Defect waived by Buyer under this Section or any Title Defect for which timely notice shall not have been given in accordance with Section 7.5 (A) shall become a Permitted Encumbrance as defined in Section 7.4(B)(ii) and Buyer shall have no claim or other right against Seller with respect thereto.

     7.6 Effect of Title Failure. In the event of a Title Failure pursuant to
  Section 7.5, the Buyer shall have the right not to accept the Asset(s) or portion thereof to which such Title Failure relates and to an adjustment of the Purchase Price in the amount of the Allocated Value(s) or portion thereof attributable to such Title Failure. Buyer shall not be liable for any portion of the cost of any title curative performed by Seller.

8. REPRESENTATIONS AND WARRANTIES OF SELLER.

     8.1 Seller's Representations and Warranties. Seller represents and warrants (which representations and warranties shall survive the Closing hereof) that as of the date hereof, and as of the Closing:

           (A) Each Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State listed on the first page of this Agreement and is duly qualified to do business and is in good standing with the governmental agencies having jurisdiction over the Assets;

           (B) Seller owns the Assets and has the requisite power and authority to enter into this Agreement, to carry out the transactions contemplated hereby, to transfer the Assets in the manner contemplated by this Agreement, and to undertake all of the obligations of Seller set forth in this Agreement;

           (C) This Agreement and any documents or instruments delivered by Seller at the Closing shall constitute legal, valid and binding obligations of Seller, enforceable in accordance with their terms;

           (D) Seller has good and marketable title to the Assets and the interests in the Leases are true, correct, complete and in full force and effect;

           (E) To the best of Seller's knowledge, the production data and computer printouts or other data or documentation furnished by Seller to Buyer, and any supplement thereto, is materially complete and the information reported therein is materially correct, in all respects, as of the date of such delivery, except that no representation or warranty is made as to interpretive data included therein. From the date of this Agreement until the Closing Date, should Seller become aware of any material change in the matters reflected in such data and documentation theretofore furnished by Seller to Buyer, Seller shall promptly notify Buyer of such change;

          (F) Seller has incurred no obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of the matters provided for in this Agreement, and, if any such obligation or liability exists, it shall remain an obligation of Seller, and Buyer shall have no responsibility therefor;

          (G) To the best of Seller's knowledge, with respect to the Leases and Contracts: (i) Seller has fulfilled all requirements for filings, certificates, disclosures of parties in interest, and other similar matters contained in (or otherwise applicable thereto by law, rule or regulation) the Leases and Contracts and is fully qualified to own and hold the Assets; (ii) there are no express obligations to engage in continuous development operations in order to maintain any Lease, except as reflected in the Leases; (iii) there are no provisions applicable to such Leases or other documents which increase the royalty share of the lessor thereunder except as such increases are reflected in the Leases; and (iv) each of the foregoing are valid and subsisting and all rental payments, royalty payments, shut-in payments, or other payments or commitments required thereunder have been made and are current to date, and no default exists with regard thereto;

          (H) With respect to the joint, unit or other operating agreements relating to the Assets, to the best of Seller's knowledge: (i) there are no outstanding calls or payments under authorities for expenditures for payments which are due or which Seller has committed to make which have not been made; (ii) pursuant to balancing arrangements contained therein, Seller does not have obligations to other parties thereto which would operate to have a portion of Seller's share of production from any Well delivered after the Effective Time without receipt by Buyer of that price which would have been received in the absence of such arrangement or situation, except as set forth in Exhibit D;
              (iii) Seller has informed Buyer of, or Exhibit A reflects, the status of all operations by less than all parties; and (iv) there are no operations under the operating agreements with respect to which Seller has become a non-consenting party, except as reflected on Exhibit A;

          (I) Seller has not entered into any contracts for or received prepayments, take-or-pay arrangements, buydowns, buyouts for Oil and Gas, storage of the same, or other balancing arrangements which Buyer will be obligated to honor and make deliveries of Oil and Gas or refunds of amounts previously made under such contracts or arrangements;

          (J) To the best of Seller's knowledge, all of the Wells have been drilled and completed at legal locations within the boundaries of the appropriate Lease; and all drilling and completion of the Wells and all development and operations of the Assets have been conducted in all respects in compliance with all applicable laws, ordinances, rules, regulations, permits, and judgments, orders and decrees of any court or governmental body or agency, including but not limited to Environmental Laws. To the best of Seller's knowledge, no Well is subject to penalties on allowables after the date hereof because of any overproduction or violation of applicable laws, rules, regulations, permits or judgments, orders or decrees of any court or governmental body or agency which would prevent such Well from being entitled to its full legal and regular allowance from and after the date hereof as prescribed by any court or governmental body or agency;

          (K) To the best of Seller's knowledge, all personal property and fixtures to be conveyed pursuant to this Agreement, including, but not limited to, the Related Assets, have been maintained in all respects in a state of repair so as to be adequate for normal operations and are in all respects in good working order;

           (L) There is no suit, action, claim, investigation or inquiry pending or threatened arising out of or with respect to the ownership, operation or environmental condition of the Assets;

           (M) Seller is not aware of any facts relating to the condition of the Assets which may result in a suit, action, claim, investigation or inquiry with respect to Environmental Laws or regulations or other legal requirements thereunder. To the best of Seller's knowledge, the Assets have not been used by Seller to generate, treat, transport or dispose of any hazardous wastes, hazardous substances or any contaminant in violation of any Environmental Law;

           (N) To the best of Seller's knowledge, Seller has acquired all permits, licenses, approvals and consents from appropriate governmental bodies, authorities and agencies necessary to conduct operations on the Assets in compliance with all applicable laws, rules, regulations, ordinances and orders. Seller is in compliance with all such permits, licenses, approvals and consents and with all applicable Environmental Laws. There are no proceedings pending or threatened challenging, or seeking revocation or limitation of any such permits, licenses, approvals and consents. All plans, applications, reports, certificates and other instruments filed with or furnished to any governmental body, authority or agency do not (1) contain any untrue statement of fact or (2) omit any statement of fact necessary to make the statements therein not misleading;

           (O) No person shall have any call upon, option to purchase, or similar rights with respect to any portion of the production from the Leases;

           (P) Except for immaterial obligations incurred by Seller in normal day-to-day operations of the Assets, there are no borrowings, loan agreements, promissory notes, pledges, mortgages, guaranties, liens and similar liabilities (direct and indirect) which are secured by or constitute an encumbrance on the Assets that will not be released as of the Closing;

           (Q) There are no preferential rights providing a third party the option to purchase any of the Assets;

           (R) To the best of Sellers knowledge, the gas imbalances reflected on Exhibit D are true and correct; and

           (S) None of the Assets are involved in, covered by or included in any tax partnerships.

9. REPRESENTATIONS AND WARRANTIES OF BUYER.

     9.1 Buyer's Representations and Warranties. Buyer represents and warrants (which representations and warranties shall survive the Closing) that at the date hereof and at Closing:

           (A) Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State listed on the first page of this Agreement;

           (B) Buyer has the requisite power and authority to enter into this Agreement, to carry out the transactions contemplated hereby and to undertake all of the obligations of Buyer set out in this Agreement;

           (C) The consummation of the transactions contemplated by this Agreement will not in any respect violate, nor be in conflict with, any provision of Buyer's charter, by-laws or other governing documents, or any agreement or instrument to which Buyer is a party or is bound, or any judgment, decree, order, statute, rule or regulation applicable to Buyer (subject to governmental consents and approvals customarily obtained after the Closing);

           (D) This Agreement constitutes legal, valid and binding obligations of Buyer, enforceable in accordance with its terms;

           (E) Buyer has incurred no obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of the matters provided for in this Agreement, and, if any such obligation or liability exists, it shall remain an obligation of Buyer, and Seller shall have no responsibility therefor; and

           (F) There is no suit, action, claim, investigation, administrative proceeding or inquiry by any person, entity, administrative agency or governmental body pending or, to Buyer's best knowledge, threatened against Buyer or any affiliate of Buyer which has or will affect Buyer's ability to consummate the transactions contemplated herein.

10. CERTAIN AGREEMENTS OF SELLER. Seller agrees and covenants that, unless Buyer shall have otherwise agreed in writing, the following provisions shall apply:

     10.1 Maintenance of Assets. From the Effective Time until Closing, Seller agrees that it will:

           (A) Administer and operate the Assets in good and workmanlike manner, and conduct its business and operations in a prudent manner, and in substantially the same manner as prior to the date of this Agreement;

           (B) Not introduce any new methods of management, operation or accounting with respect to any or all of the Assets;

           (C) Maintain and keep the Assets in good condition and working order; preserve the Assets in full force and effect; and fulfill all contractual or other covenants, obligations and conditions imposed upon Seller with respect to the Assets, including, but not limited, to payment of royalties, delay rentals, shut-in gas royalties and any and all other required payments;

           (D) Operate or cause to be operated the Wells in accordance with generally accepted oil field practices and standards;

           (E) Not enter into agreements to drill new wells or to rework, plug back, deepen, plug or abandon any Well, nor commence any drilling, reworking or completing or other operations on the Leases which requires an authority for expenditure (AFE) to be issued under the terms of the operating agreement covering such operations or make or authorize any expenditures for such operations (except for emergency operations and operations required under presently existing contractual obligations) without obtaining the prior written consent of Buyer; provided that the terms of this paragraph (E) shall not apply to any expenditures of Seller which will not be charged to Buyer;

           (F) Not voluntarily relinquish its position as operator to anyone other than Buyer with respect to any of the Assets or abandon any of the Assets;

           (G) Not, without the prior written consent of Buyer, (i) enter into any agreement or arrangement transferring, selling or encumbering any of the Assets; (ii) grant any preferential or other right to purchase or agree to require the consent of any party to the transfer and assignment of the Assets to Buyer;
               (iii) enter into any new sales contracts or supply contracts; or (iv) incur or agree to incur any contractual obligation or liability (absolute or contingent) with respect to the Assets except as otherwise provided herein; and

           (H) Promptly provide Buyer with written notice of (i) any claims, demands, suits or actions made against Seller which affect the Assets; or (ii) any proposal from a third party to engage in any transaction (e.g., a farmout) with respect to the Assets.

     10.2 Consents. By Closing, Seller will obtain all such permissions, approvals and consents by governmental authorities and others which are obtainable by Closing and are required to vest good and marketable title to the Assets in Buyer as provided in Article 7 hereof, or as may be otherwise reasonably requested by Buyer. Seller will execute all necessary or appropriate transfer orders (or letters in lieu thereof) designating Buyer as the appropriate party for payment effective as of the Closing Date.

     10.3 Cooperation. Seller will cooperate with Buyer to assist Buyer in carrying out the agreements of Buyer.

11. CERTAIN AGREEMENTS OF BUYER. Buyer agrees and covenants that unless Seller shall have consented otherwise in writing, the following provisions shall apply:

     11.1 Cooperation. Buyer will cooperate with Seller to assist Seller in carrying out the agreements of Seller.

     11.2 Disclosure. Until the Closing Date and to the extent not already public, Buyer shall exercise all due diligence in safeguarding and maintaining secure all engineering, geological and geophysical data, reports and maps, and other data relating to the Assets in the possession of Buyer.

12. CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER. All obligations of Buyer under this Agreement are, at its election, subject to the fulfillment, prior to or at the Closing, of each of the following conditions:

     12.1 No Litigation. At the Closing, no suit, action or other proceeding shall be pending nor shall there be a substantial threat of such proceeding before any court or governmental agency which attempts to prevent the occurrence of the transactions contemplated by this Agreement.

     12.2 Representations, Warranties and Covenants. All representations and warranties of Seller contained in this Agreement shall be true as of the Closing as if such representations and warranties were made as of the Closing Date in all respects, and Seller shall have performed and satisfied all covenants and fulfilled all conditions required by this Agreement to be performed and satisfied by Seller at or prior to the Closing in all respects.

     12.3 Consents. All necessary permissions, approvals and consents of federal authorities required pursuant to Section 10.2 hereof which are obtainable by the Closing shall be in full force and effect.

     12.4 Board Approval. The Board of Directors of The Coastal Corporation shall have approved the purchase of the Assets by Buyer as contemplated in this Agreement.

13. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLER. All obligations of Seller under this Agreement are, at Seller's election, subject to the fulfillment, prior to or at the Closing, of each of the following conditions:

     13.1 No Litigation. At the Closing no suit, action or other proceeding shall be pending nor shall there be a substantial threat of such proceeding before any court or governmental agency which attempts to prevent the occurrence of the transactions contemplated by this Agreement.

     13.2 Representations and Warranties. All representations and warranties of Buyer contained in this Agreement shall be true as of the Closing, as if such representations and warranties were made as of the date of Closing and Buyer shall have performed and satisfied all covenants and fulfilled all conditions required by this Agreement to be performed and satisfied by Buyer at or prior to the Closing in all respects.

     13.3 Consents. All necessary consents from third parties, which are identified on Exhibit E, shall have been obtained if the effect of Closing in the absence of such consents would expose the Seller to any material liability.

14. TERMINATION.

     14.1 Causes of Termination. This Agreement and the transactions contemplated herein shall be completely terminated:

           (A) At any time by mutual consent of the Parties;

           (B) By either Party if the Closing shall not have occurred by September 1, 1999, despite the good faith reasonable efforts of the Parties, and if the Party desiring to terminate is not in breach of this Agreement;

           (C) By either Party at its election in the event of a Casualty Loss pursuant to Section 15.1(B);

           (D) By either Party if more than ten percent (10%) of the Allocated Value of the Assets is subject to a Title Failure;

     14.2 Effect of Termination. In the event of the termination of this Agreement pursuant to the provisions of this Article 14 or elsewhere in this Agreement, this Agreement shall become void and have no further force and effect and neither Party shall have any further right, duty or liability to the other hereunder. Upon termination as provided in this section, each Party agrees, upon request, to use its best efforts to return to the other or destroy, all materials, documents and copies thereof provided, obtained or discovered in the course of any due diligence investigations.

15. MISCELLANEOUS.

     15.1 Casualty Loss.

           (A) As used herein the term "Casualty" means an adverse change in the Assets taken as a whole caused by an event of casualty, including but not limited to, volcanic eruptions, acts of God, fire, explosion, earthquake, wind storm, strike, lockout, labor dispute, flood, drought, war, embargo, riot, condemnation, the exercise of any right of eminent domain, confiscation, seizure, activities of armed forces, blowout, casing collapse or other event causing a Well failure, operation of laws, rules or regulations (regardless of whether covered by insurance), but excepting depletion due to normal production, depreciation of equipment through ordinary wear and tear and transactions permitted under this Agreement).

           (B) If, prior to the Closing, a Casualty occurs (or Casualties occur) which results in a reduction in the value of the Assets ("Casualty Loss") in excess of ten percent (10%) of the Purchase Price, either Party may elect to terminate this Agreement. If this Agreement is not so terminated, then this Agreement shall remain in full force and effect notwithstanding any such Casualty Loss, and, at the sole option of the Buyer,
               (i) Seller may retain such Asset and such Asset shall be subject to the adjustment of Purchase Price in the same manner set forth in Section 7.6 hereof, or (ii) at the Closing Seller shall pay to Buyer all sums paid to Seller by reason of such Casualty Loss, provided however, that the Purchase Price shall not be adjusted by reason of such payment, and Seller shall assign, transfer and set over unto Buyer all of the right, title and interest of Seller in and to such Asset and any unpaid awards or other payments arising out of such Casualty Loss. Seller shall not voluntarily compromise, settle or adjust any amounts payable by reason of such Casualty Loss without first obtaining the written consent of Buyer.

           (C) For purposes of determining the value of a Casualty Loss, the Parties shall use the same methodology as applied in determining the value of a Title Failure as set forth in
               Section 7.6.

     15.2 Non-Compete.

           (A) The Parties agree that the area outlined on Exhibit F is designated as a Non-Compete Area. For a period terminating on the earlier of (i) two (2) years after Closing or (ii) the date on which Buyer shall have conveyed to non-affiliated third parties a substantial portion of the Assets, Seller agrees that it will, either directly or indirectly, acquire any oil and gas leases or oil and gas rights covering lands within the Non-Compete Area;

           (B) If Seller should acquire, either directly or indirectly, any interest in any property or lease rights, either wholly or partially within the Non-Compete Area, within the time period referenced in Section 13.2 (A) Buyer shall have the right, but not the obligation, to acquire from Seller, all of the interest acquired by Seller. After receipt of written notice from Seller of its acquisition, Buyer shall have thirty (30) days after receipt of such notice to exercise its right to acquire such interest from Seller by paying to Seller Seller's cost of such acquisition; and

           (C) This Non-Compete provision shall terminate and have no further force or effect if Seller is merged or enters into a corporate reorganization with an unrelated company or entity that already owns oil and gas leases within the Non-Compete Area, or if Seller makes an acquisition of oil and gas assets that includes, in part, oil and gas leases within the Non-Compete Area; provided that, in either case, the oil and gas leases within the Non-Compete Area shall comprise no more than 25% of the assets of the unrelated company or the oil and gas asset acquisition, as applicable.

     15.3 Notice. Any notice, request, demand, or consent required or permitted to be given hereunder shall be in writing and delivered in person or by certified letter, with return receipt requested, by telecopy or pre-paid telegram addressed to the party for whom intended at the following addresses:

              SELLER:

                     Southern Mineral Corporation
                     1201 Louisiana Street, Suite 3350
                     Houston, Texas 77002-5609
                     Attn: Michael E. Luttrell
                     Tel: (713) 658-9444
                     Fax: (713) 658-9447

              BUYER:

                     ANR Production Company
                     Nine Greenway Plaza, Suite 2702
                     Greenway Plaza, 77046
                     Attn: Jon R. Nelsen
                     Tel: (713) 877-5527
                     Fax: (713) 297-1912

  or at such other address as any of the above shall specify by like notice to the other.

     15.4 Survival of Representations and Warranties. All of the representations, warranties, covenants, indemnities and agreements of or by the Parties to this Agreement will survive the Closing, the execution and delivery of the assignment documents and other instruments under this Agreement, and the transfer of the Assets between the Parties; and they shall not be merged into or superseded by the assignment documents or other documents delivered at Closing. Notwithstanding the foregoing, Seller shall not have any liability for the breach or inaccuracy of any representation, warranty, covenant, indemnity or other agreement herein, unless notice of the claim with respect thereto is given by Buyer to Seller prior to the date which is thirty (30) months from the Closing Date; provided, however that there shall be no time limitation for notice of claims pursuant to
  Section 4.2(V) and (VI). Sellere's liability to Buyer under all of the provisions of this agreement, in the aggregate, shall not exceed the amount of the Purchase Price. THERE ARE NO WARRANTIES THAT EXTEND BEYOND THE FACE OF THIS AGREEMENT OR THE CONVEYANCING DOCUMENTS DELIVERED PURSUANT TO THIS AGREEMENT. THE EXPRESS REPRESENTATIONS AND WARRANTIES OF SELLER AND BUYER CONTAINED IN THIS AGREEMENT ARE EXCLUSIVE AND ARE IN LIEU OF, AND SELLER AND BUYER, AS APPLICABLE, EXPRESSLY DISCLAIM, NEGATE AND WAIVE, AS APPLICABLE, ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE.

     15.5 COMPLIANCE WITH EXPRESS NEGLIGENCE TEST. THE PARTIES AGREE THAT THE OBLIGATIONS OF THE INDEMNIFYING PARTY TO INDEMNIFY THE INDEMNIFIED PARTY SHALL BE WITHOUT REGARD TO THE NEGLIGENCE OR STRICT LIABILITY OF THE INDEMNIFIED PARTY, WHETHER THE NEGLIGENCE OR STRICT LIABILITY IS ACTIVE, PASSIVE, JOINT, CONCURRENT OR SOLE.

     15.6 Public Announcements. Neither Party may make press releases or other public announcements concerning this transaction without Buyer's and Seller's written approval and agreement to the form of the announcements, except as may be required by applicable laws or rules and regulations of any governmental agency or stock exchange.

     15.7 Governing Law. This Agreement is governed by and must be construed according to the laws of the State of Texas, excluding any conflicts-of-law rule or principle that might apply the law of another jurisdiction. All disputes related to this Agreement which are not subject to the binding arbitration provisions hereof shall be submitted to the jurisdiction of the courts of the State of Texas and venue shall be in the civil district courts of Harris County, Texas.

     15.8 Exhibits. The Exhibits attached to this Agreement are incorporated into and made a part of this Agreement for all purposes.

     15.9 Fees, Expenses and Taxes.

           (A) Each Party shall be solely responsible for all expenses incurred by it in connection with this transaction (including, but not limited to fees and expenses of its counsel and accountants) and shall not be entitled to any reimbursements therefor from the other Party, except as otherwise provided in this Agreement.

           (B) Buyer shall pay any filing or recording fees required in connection with the transactions contemplated by this Agreement.

           (C) Sales and use tax, or any other transfer tax, if any, due in connection with the transactions represented by this Agreement shall be paid by the Party upon which such tax is imposed by law.

     15.10 Assignment. This Agreement or any part hereof may not be assigned by either Party without the prior written consent of the other Party; provided, however, upon notice to the other Party, either Party shall have the right to assign all or part of its rights (but none of its obligations) under this Agreement in order to qualify transfer of the Assets as a "deferred exchange" for federal tax purposes. Subject to the foregoing, this Agreement is binding upon the Parties hereto and their respective successors and assigns.

     15.11 Entire Agreement. This Agreement constitutes the entire agreement reached by the Parties with respect to the subject matter hereof, superseding all prior negotiations, discussions, agreements and understandings, whether oral or written, relating to such subject matter.

     15.12 Severability. In the event that any one or more covenants, clauses or provisions of this Agreement shall be held invalid or illegal, such invalidity or unenforceability shall not affect any other provisions of this Agreement.

     15.13 Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

     15.14 Confidentiality. Prior to Closing, to the extent not already public, both Parties shall exercise all due diligence in safeguarding and maintaining secure all engineering, geological and geophysical data, seismic data, reports and maps and other data relating to the Assets (collectively the "Confidential Information"). Both Parties acknowledge that, prior to Closing, all Confidential Information shall be treated as confidential and shall not be disclosed to third parties without the prior written consent of the other Party.

           (A) In the event of termination of this Agreement for any reason, Buyer will not use or knowingly permit others to use such Confidential Information in a manner detrimental to Seller, and will not disclose any such Confidential Information to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, except to Seller or to a governmental agency pursuant to a valid subpoena or other order or pursuant to applicable governmental regulations, rules or statutes. The covenants of Buyer contained in this Section shall survive any termination of this Agreement.

           (B) After Closing, Seller shall not use or knowingly permit others to use such Confidential Information in a manner detrimental to Buyer, and will not disclose any such Confidential Information to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, except to Buyer or to a governmental agency pursuant to a valid subpoena or other order or pursuant to applicable governmental regulations, rules or statutes. The covenants of Seller contained in this Section shall survive the Closing.

   Executed as of the day and year first above written.

                                     SELLER:

                                          SOUTHERN MINERAL CORPORATION


                                                  /s/ Michael E. Luttrell
                                          By:__________________________________
                                                   Michael E. Luttrell
                                                   Vice President and
                                                 Chief Operating Officer

                                          AMERAC ENERGY CORPORATION

                                                  /s/ Steven H. Mikel
                                          By:__________________________________
                                                     Steven H. Mikel
                                                        President

                                     BUYER:

                                          ANR PRODUCTION COMPANY


                                                  /s/ Gregory W. Hutson
                                          By:__________________________________
                                                    Gregory W. Hutson
                                                  Senior Vice President

                                                                         ANNEX H

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  FORM 10-K/A
                                Amendment No. 1

                                ----------------

               [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
                                       OR
          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
         FOR THE TRANSITION PERIOD FROM               TO

                                ----------------

                         Commission File Number 0-8043

                          SOUTHERN MINERAL CORPORATION
             (Exact name of registrant as specified in its charter)

                NEVADA                                  36-2068676
   (State or other jurisdiction of         (I.R.S. Employer Identification No.)
    incorporation or organization)

      1201 LOUISIANA, SUITE 3350
            HOUSTON, TEXAS                              77002-5609
   (Address of principal executive                      (Zip Code)
               offices)

                                ----------------

        Registrant's telephone number, including area code: (713) 658-9444

          Securities registered pursuant to Section 12(b) of the Act:

                                                         Name of each Exchange
             Title of each Class                          on which Registered
             -------------------                         ---------------------
       None                                                      None

          Securities registered pursuant to Section 12(g) of the Act:

                         Common Stock, Par Value $0.01
              6.875% Convertible Subordinated Debentures Due 2007
                                (Title of Class)

                                ----------------

   Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                               [X] Yes     [ ] No

   Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

   As of March 15, 1999, 12,803,449 shares of Common Stock were outstanding and the aggregate market value of these shares at such date (based upon the last reported sales price in the Nasdaq National Market of $0.625 per share) held by non-affiliates of the Registrant was approximately $8.0 million. Determination of Common Stock ownership by affiliates was made solely for the purpose of responding to this requirement and the Registrant is not bound by this determination for any other purpose.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   In filing the Annual Report on Form 10-K of Southern Mineral Corporation (the "Company" or the "Registrant"), the Company incorporated certain information required by Part III by reference to the Company's Proxy Statement for the 1999 Annual Meeting of Stockholders. The Company's Proxy Statement for the 1999 Annual Meeting of Stockholders will not be filed within the 120-day period following the end of the Company's fiscal year ended December 31, 1998. Accordingly, the Registrant hereby amends Part III of its Annual Report on Form 10-K as set forth below to include such information:

                                     PART I

ITEM 1. Description of Business

General

   Southern Mineral Corporation, a Nevada corporation, with its subsidiaries ("Southern Mineral" or the "Company"), is an independent oil and gas company headquartered in Houston, Texas. The Company is engaged in the acquisition, exploitation, exploration and operation of oil and gas properties, primarily along the Gulf Coast of the United States, in Canada and in Ecuador. The Company conducts its operations in Canada exclusively through its subsidiary, Neutrino Resources Inc. ("Neutrino"). The Company's business strategy is to increase reserves and shareholder value through a balanced program of acquisitions, exploitation and exploration.

   In February 1999, the Board of Directors of the Company retained CIBC Oppenheimer Corp. as independent advisors to assist in studying strategic alternatives for maximizing shareholder value. The Company expects to evaluate a number of alternatives including, but not limited to, asset divestiture, joint ventures or alliances, a sale or merger of the Company, and other restructuring and recapitalization opportunities. The Company can give no assurances as to its success in pursuing any of the strategic alternatives or as to the terms of any transaction.

Background

   The Company was incorporated in 1937 as a vehicle to consolidate mineral tracts retained as its parent company lumbered large tracts of southern Mississippi forestlands. For the next fifty years, the Company was largely a passive participant in the oil and gas business, merely granting leases on its spread of mineral interests in Mississippi. In the mid-1980s, the Company became a more active participant in the oil and gas business, redeploying its significant cash flow from revenues derived from the Poplarville Field into exploration activities. For the next ten years, the Company pursued the sole strategy of exploration for oil and gas. As a result of generally poor results, the Company changed its focus beginning in 1995 to one of a more balanced approach to the oil and gas business. The Company currently pursues acquisitions, exploitation and exploration.

Acquisition Activities

   Neutrino Resources Inc. In July 1998, the Company acquired, for cash, all of the outstanding shares of Neutrino, an independent oil and gas company located in Calgary, Canada. Following the acquisition, the Company consolidated its other Canadian assets into Neutrino and began to operate in Canada exclusively through Neutrino.

   Neutrino's principal assets include three core areas in central and southern Alberta, Canada: (i) the Pine Creek Field, (ii) the Inverness/Swan Hills Field and (iii) the Medicine River/Sylvan Lake Field. In late 1998, an oil discovery was made at Gift Lake in north central Alberta. At year-end 1998, Neutrino's proved reserves totaled 4.0 million barrels of liquids (oil, condensate and natural gas liquids) and 27.3 billion cubic feet (Bcf ) of natural gas. In the second half of 1998, the Company's Canadian production was 284,532 barrels of liquids and 1,918 million cubic feet (MMcf) of natural gas.

   The total purchase price of Neutrino was $57,198,000, including assumption of debt and working capital deficit. Additionally, approximately 324,000 shares of Southern Mineral Common Stock were issued to key Neutrino management personnel in consideration for retention and other obligations.

   Amerac Energy Corporation. In January 1998, the Company issued 3,333,333 shares of its Common Stock for all the outstanding shares of Amerac Energy Corporation ("Amerac") in a merger effective January 28, 1998. At January 1, 1998, Amerac had proved reserves of 32.7 billion cubic feet of gas equivalent
(Bcfe) according to a report prepared by a major independent engineering firm. Subsequent to the acquisition, a number of non-strategic Amerac properties were sold and the remainder became a part of the Company's U.S. oil and gas asset base.

   Big Escambia Creek, Alabama. During 1997 and 1998, the Company acquired working interests in the Big Escambia Creek Field and the surrounding area in a series of six transactions. The largest acquisition was the purchase of BEC Energy, Inc. in May 1997, for $10.6 million. Thereafter, the Company acquired additional working interests in the area for $12.1 million.

   The Big Escambia Creek area represents the Company's largest asset in terms of reserves with approximately 2.6 million barrels of oil equivalent (MMboe) proved reserves as of December 31, 1998. In addition to sales of oil and gas, the Company earned $700,000 in revenues during 1998 from the sale of sulfur from the area.

   Lake Raccourci Field, Lafourche Parish, Louisiana. In November 1997, the Company acquired a 22.5% working interest in two producing wells in the Lake Raccourci Field for $5.4 million and subsequently drilled a successful third well there. In addition, the Company has recently received a 10,000 acre farm-out from Exxon, providing further development potential to the project. Proved reserves at year-end 1998 were 684,000 barrels of oil equivalent (boe).

   Santa Elena Project, Ecuador. In June 1997, the Company acquired a 10% interest in the Santa Elena Project for approximately $2.8 million. The Ancon Field, in the Santa Elena concession, was originally discovered in 1921 and has produced over 128 million barrels of oil, with peak production rates of 10,000 barrels per day in 1955. In July 1996, Compania General de Combustibles S.A. ("CGC") acquired a 20 year concession for the Santa Elena Project. CGC implemented a redevelopment plan consisting primarily of mechanical remediation and improvements in field delineation. The remediation and delineation efforts to improve and sustain higher production rates have generally been disappointing.

   A key consideration in acquiring the Santa Elena interest was the significant exploration potential contained on the concession. Over 400 kilometers of new 2-D seismic has been acquired with the expectation that exploratory drilling will commence in mid-1999. However, given the significant decline in world oil prices during 1998 and other factors, the project participants may request a restructuring of the concession agreement. Such a request may affect the timing and cost of the exploratory drilling program.

Exploitation and Exploration Activities

   The Company has either initiated or agreed to participate in various exploration opportunities in addition to those described herein. The Company intends that its exploration effort be composed primarily of internally generated projects. However, a portion of the Company's exploration programs may be brought to the Company by outside individuals and other companies.

   Brushy Creek Field, Texas. Discovered in late 1997, Brushy Creek Field (Matthews Prospect) is located within the prolific Wilcox producing trend of the Texas Gulf Coast. The field straddles the DeWitt and Lavaca County line. Production has been established from several Wilcox sand reservoirs, including the 13,900-Foot Sand and the 11,700-Foot Sand, but the majority of the current production and future upside potential is from the Carroll Sand at approximately 11,100 feet in depth. Since its discovery, the field has produced more than 3.5 Bcf of gas (gross). Southern Mineral, in a joint effort with the operator, generated and marketed the prospect to industry partners, and has retained non-operated working interests ranging from 25% to 30% in the drilling of seven wells to date. The Company believes that significant additional exploration and exploitation opportunities exist in the field and surrounding area.

   Gift Lake, Alberta, Canada. In late 1998, the Company discovered oil in its first well at Gift Lake. Additional acreage was subsequently acquired in the area to expand the Company's position. A second well was drilled on a separate feature at Gift Lake, but was unsuccessful. The Company operates and holds working interests ranging from 50% to 55% in 6,720 gross acres at Gift Lake, and has identified a number of leads and prospects on this acreage.

   Alta Loma Prospect, Texas. The Company operates and owns a 50% working interest in the Alta Loma Prospect in Galveston County, Texas. The prospect is a redevelopment project of an abandoned field previously discovered and delineated by a major integrated oil company. Application of modern 3-D seismic technology has identified significant potential in undrilled fault blocks. The Company is currently seeking additional partners to participate in funding the capital expenditures necessary to evaluate the prospect.

   Osprey Prospect, Offshore, Texas. The Osprey Prospect is located in shallow waters offshore Texas near Matagorda Island. The Company has leased 1,360 acres and obtained a farm-in on an additional 640 acres to complete the prospective lease block. The Company operates and owns a 100% interest in the prospect and is currently seeking industry partners to participate in an exploratory test.

   North Cove Prospect, Offshore, Texas. The Company operates and owns a 100% interest in North Cove, a prospect adjacent to a large offshore gas field. In a State of Texas lease sale during the fourth quarter of 1998, the Company was successful in acquiring 720 acres comprising the prospect. The Company is currently seeking industry partners to participate in testing the potential of the prospect.

Risk Factors

   Forward-Looking Statements. All statements other than statements of historical fact contained in this report, including statements in Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations, are forward-looking statements. When used herein, the words "budget", "expressions", "anticipate", "expects", "believes", "seeks", "goals", "plans", "strategy", "intends", or "projects" and similar expressions are intended to identify forward-looking statements. It is important to note that the Company's actual results could differ materially from those projected by such forward-looking statements and no assurance can be given that the expectations will prove correct. In reliance upon the Private Securities Litigation Reform Act of 1995, factors identified by the Company that could cause the Company's future results to differ materially from the results discussed in such forward-looking statements include the following risks described under "Risk Factors." All forward-looking statements in this report are expressly qualified in their entirety by the cautionary statements in this paragraph and shall be deemed in the future to be modified in their entirety by the Company's public pronouncements, including those contained in all future reports and other documents filed by the Company with the Securities and Exchange Commission.

   High Financial Leverage and Liquidity. As of March 15, 1999, the Company's total outstanding indebtedness was approximately $97.1 million, which is secured by substantially all of the assets of the Company and its subsidiaries. Cash on hand at March 15, 1999 was approximately $5.4 million as a result of the sale of certain assets. See Note 14 to the Consolidated Financial Statements. This substantial leverage poses certain risks, including the risk that the Company may not generate sufficient cash flow to service its indebtedness or that the Company may be unable to obtain additional financing in the future and, as a result, may not have the necessary resources to respond to market conditions and opportunities. At March 15, 1999, the Company had no borrowing availability under its domestic credit facility and estimates that very little is available under its Canadian credit facility after considering the minimum working capital requirement. See Note 3 to the Consolidated Financial Statements. The Company's high level of indebtedness, covenant requirements and working capital deficit subjects it to risks of default, which may significantly impair its ability to meet its liquidity needs. The Company's domestic bank credit agreement contains provisions whereby a default under the Company's Canadian credit facility or pursuant to the 6.875% Convertible Subordinated Debentures indenture would create a default condition under the domestic credit facility. In such a default condition, the banks may declare amounts under the domestic credit facility to become immediately due and payable. The holders of convertible subordinated debentures have acceleration rights if the Company is in payment default under either its domestic or Canadian credit facilities. The Canadian credit facility is a revolving demand loan. See Note 3 to the Consolidated Financial Statements. The Company's ability to meet its obligations is dependent upon a number of factors, many of which are outside of the Company's control. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   The Company believes that it will be necessary to sell significant oil and gas assets to raise the substantial additional funds necessary to meet the September 1, 1999 maturity of $12,500,000 of principal that will be due under its domestic credit facility. See Note 3 to the Consolidated Financial Statements. No assurance can be given that such transactions can be consummated on terms acceptable to the Company or its lenders, whose approval may be required. If the Company is unable to raise the necessary funds, further restructuring of its domestic credit facility will be required or the Company could become in default on the full amount of its indebtedness, as discussed above. The Company has retained CIBC Oppenheimer Corp. to assist in evaluating various strategic alternatives, which may include asset divestitures, joint ventures or alliances, a sale or merger of the Company or other restructuring or recapitalization opportunities. There can be no assurance that the Company will be successful in pursuing any of such strategic alternatives or as to the terms of any transaction that may be pursued. See Note 14 to the Consolidated Financial Statements.

   The Company has been advised that it is not in compliance with Nasdaq Stock Market listing requirements due to the recent low price per share of its Common Stock. If such requirements are not satisfied prior to April 19, 1999, the Company's Common Stock may be subject to delisting from the Nasdaq National Market. Such delisting would impair the liquidity of the Common Stock and capital raising flexibility of the Company. The Company intends to pursue a remedy and is considering steps to come into compliance with the listing requirements. The Company cannot assure that it will be successful in maintaining its Nasdaq listing. See Item 5 "Market for the Company's Common Equity and Related Stockholder Matters."

   Volatility of Prices and Availability of Markets. The Company's revenues, profitability and future rate of growth are highly dependent upon the prices of and demand for oil and gas, which can be extremely volatile. The volatile energy market makes it difficult to estimate future prices and sales volumes of natural gas, crude oil and natural gas liquids ("NGLs"), which are affected by a number of factors beyond the control of the Company, including worldwide supplies of and demand for oil and gas, changing international economic and political conditions, contract enforceability, negotiations with other parties, availability of capital, insolvency of other parties, domestic and foreign energy legislation, weather, environmental conditions, regulations and events, and actions by major petroleum producers including members of the Organization of Petroleum Exporting Countries. The Company's financial condition, operating results and liquidity may be materially affected by any significant fluctuations in the sales prices of natural gas, crude oil and NGLs. The Company's ability to service its long-term obligations and to generate funds internally for capital expenditures will be similarly affected.

   Uncertainties in Reserve Estimation, Production Success and Reserve Replacement. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. The reserve data set forth herein represents only estimates. Underground accumulations of oil and gas cannot be measured in an exact way. The accuracy of any reserve estimate is a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. As a result, estimates by engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates. Accordingly, reserve estimates at a specific point in time are often different from the quantities of oil and gas that are ultimately recovered, which differences may be significant. Additionally, the estimates of future net revenues are based upon certain assumptions about future production levels, prices and costs that may not prove correct over time. The meaningfulness of such estimates is highly dependent upon the assumptions upon which they were based.

   In general, the Company's volume of production from oil and gas properties declines with the passage of time. Except to the extent the Company acquires additional properties containing proved reserves or conducts successful exploration or development activities, or both, the proved reserves of the Company, and the revenues generated from production thereof (assuming no price increases), will decline as reserves are produced. Drilling activities are expensive and subject to numerous risks, including the risk that no commercially productive oil or gas production will be obtained. The decision to purchase a property interest or explore or develop a property will depend in part on geophysical and geological analysis and engineering studies, the results of which may be inconclusive or subject to varying interpretations. The cost of drilling, completing and operating wells is often uncertain. Drilling may be curtailed, delayed or canceled as a result of many factors, including title problems, project approvals by joint venture partners, weather conditions, compliance with government regulation, shortages or delays in obtaining equipment, or limitations in the transportation, storage or market for products. No assurance can be given that wells will be able to sustain production rates commensurate with the drill stem tests. Increases or decreases in prices of oil and gas and in cost levels, along with the timing of development projects, will also affect revenues generated by the Company and the present value of estimated future net cash flows from its properties. Revenues generated from future activities of the Company are highly dependent upon the level of success in finding, developing or acquiring additional reserves.

Business Risks

   The Company's activities are subject to the risks normally associated with oil and gas operations. The nature of the oil and gas business involves a variety of risks usually associated with exploration for, and development and production and transportation of, oil and gas, including blowouts, cratering, oil spills, fires, geologic uncertainties and adverse or seasonal weather conditions. Offshore operations are also subject to marine perils and extensive governmental regulations, as well as interruption or termination by governmental authorities based on environmental or other considerations. The occurrence of any of these events could cause injury to life or property, interruptions in operations, failure to produce oil or gas in commercial quantities, inability to fully produce discovered reserves, loss of revenues or increases in the costs of operations.

   The Company's operations are subject to numerous foreign, federal, state and local laws, rules and regulations relating to the protection of the environment, health and safety, including without limitation, laws concerning the release and containment and disposal of pollutants and wastes that can be produced by operations in which the Company owns interests. In addition, the Company's operations are affected by numerous federal, state and local laws, rules and regulations relating to the exploration, production, transportation, marketing and sales of oil and natural gas. In the past, the Company's compliance with such laws, rules and regulations has not had a material adverse effect on its capital expenditures, earnings or competitive position. However, the Company cannot predict whether its future compliance with, or the effect of, such laws, rules and regulations or those that may be enacted in the future, would have a material adverse effect on its capital expenditures, earnings or competitive position.

   The Company's international operations are subject to certain risks, including expropriation of assets, governmental reinterpretation of applicable laws and contract terms, increases in or assessments of taxes and government royalties, renegotiations of contracts with governments or customers, government approvals of lease, permit or similar applications and of exploration and development plans, political and economic instability, guerilla activity, disputes between governments, payment delays, export and import restrictions, limits on allowable levels of exploration and production, and currency shortages, currency rate fluctuations, exchange losses and repatriation restrictions, as well as changes in laws and policies governing operations of companies with overseas operations, including more strict environmental regulation. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the U. S. The

Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Foreign operations and investments may also be subject to laws and policies of the U. S. affecting foreign trade, investment and taxation, including but not limited to creditability of foreign taxes, that could affect the conduct and profitability of those operations.

   Approximately 31% of the Company's revenues during the year ended December 31, 1998 were derived from Canadian properties. The costs and revenues associated with the Company's Canadian operations are denominated in Canadian dollars. The Company prepares its consolidated financial statements in U.S. dollars. Fluctuations in the value of the two currencies may cause currency translations losses for the Company or reduced revenues and earnings, or both, with respect to its Canadian operations. The Company cannot predict the effect of exchange rate fluctuations upon future operating results.

Competition

   There is a high degree of competition in the oil and gas exploration and production industry. Consequently, the Company competes with many other entities for capital and desirable potential acquisitions and exploration and development prospects. The Company's competitors include the major integrated oil companies as well as numerous independent oil and gas companies and other producers of energy sources and fuels. Many of these competitors have capital resources and other competitive advantages much greater than that of the Company, and may therefore be better able than the Company to withstand and compete during adverse market conditions. The Company's ability to generate revenues and reserves in the future will be dependent upon, among other things, its success in competing with these competitors, as to which there can be no assurances.

Regulations

   Domestic Environmental Regulation. Operations of the Company are subject to numerous federal, state, and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of permits before drilling commences; restrict or prohibit the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities; prohibit drilling activities on certain lands lying within wetlands or other protected areas, impose restrictions on the injection of liquid into subsurface formations, require remedial measures to mitigate pollution from former operations (such as pit closure and plugging abandoned wells), and impose substantial liabilities for pollution resulting from drilling and production operations. Moreover, state and federal environmental laws and regulations may become more stringent, and public interest in the protection of the environment has increased dramatically in recent years. These environmental laws and regulations may affect the Company's operations and costs as a result of their effect on oil and gas development, exploration, and production operations. It is not anticipated that the Company will be required in the near future to expend amounts that are material in relation to its total capital expenditure program by reason of environmental laws and regulations, but inasmuch as such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance.

   The Company generates wastes that may be subject to the federal Resource Conservation and Recovery Act of 1976, as amended ("RCRA") and comparable state statutes. The U.S. Environmental Protection Agency ("EPA") and various state agencies have limited the approved methods of disposal for certain hazardous and non-hazardous wastes. Moreover, legislation has been proposed in Congress from time to time that would amend RCRA to reclassify oil and gas production wastes as "hazardous waste." If such legislation were enacted, it could have a significant impact on the Company's operating costs, as well as on the oil and gas industry in general.

   The Company currently owns or leases numerous properties that for many years have been used for the exploration and production of oil and gas. Although the Company believes that it has used good operating and waste disposal practices, prior owners and operators of these properties may not have used similar practices, and hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under the Company's control. These properties and the wastes disposed thereon may be subject to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), RCRA and analogous state laws as well as state laws governing the management of oil and gas wastes. Under such laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination.

   The Oil Pollution Act ("OPA") contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States. The OPA subjects persons responsible for "offshore facilities" to strict joint and several liability for all containment and cleanup costs and certain other damages arising from a spill, including, but not limited to, the costs of responding to a release of oil to surface waters. The OPA also requires owners and operators of offshore facilities that could be the source of an oil spill into federal or state waters, including wetlands, to post a bond, letter of credit or other form of financial assurance in amounts ranging from $10 million in specified state waters to $35 million in federal outer continental shelf waters to covers costs that could be incurred by governmental authorities in responding to an oil spill. Such financial assurances may be increased by as much as $150 million if a formal risk assessment indicates that the increase is warranted. Noncompliance with OPA may result in varying civil and criminal penalties and liabilities.

   OPA imposes a variety of additional requirements on "responsible parties" for vessels or oil and gas facilities related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. The "responsible party" includes the owner or operator of an onshore facility, pipeline, or vessel or the lessee or permittee of the area in which an offshore facility is located. OPA assigns liability to each responsible party for oil spill removal costs and a variety of public and private damages from oil spills. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill is caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If a party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. OPA establishes a liability limit for offshore facilities (including pipelines) of all removal costs plus $75,000,000. Few defenses exist to the liability for oil spills imposed by OPA. OPA also imposes other requirements on facility operators, such as the preparation of an oil spill contingency plan. Failure to comply with ongoing requirements or inadequate cooperation in a spill event may subject a responsible party to civil or criminal enforcement actions.

   The Federal Water Pollution Control Act, as amended, commonly known as the Clean Water Act ("CWA"), and comparable state laws and regulations require certain owners or operators of facilities that store or otherwise handle oil, such as the Company, to prepare and implement spill prevention, control, countermeasure and response plans relating to the possible discharge of oil into the surface waters. The CWA also imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into navigable waters. Permits must be obtained to discharge pollutants to state and federal waters. The CWA and analogous state laws provide for civil, criminal and administrative penalties for any unauthorized discharges of oil and other hazardous substances in reportable quantities and, along with the OPA, may impose substantial potential liability for the costs of removal, remediation and damages. State water discharge regulations and the federal ("NPDES") permits prohibit, or severely restrict the discharge of produced water and sand, and some other substances related to the oil and gas industry, to coastal waters. Although the costs to comply with zero discharge mandates under federal or state law may be significant, the entire industry has experienced or is experiencing similar costs and the Company believes that these costs will not have a material adverse impact on the Company's financial condition and results of operations. Some oil and gas exploration and production facilities are required to obtain permits for their storm water discharges. Costs may be incurred in connection with treatment of wastewater or developing storm water pollution prevention plans.

   The Company's operations may be subject to the Clean Air Act ("CAA") and comparable state and local requirements. Amendments to the CAA were adopted in 1990 and contain provisions that may result in the gradual imposition of certain pollution control requirements with respect to air emissions from the operations of the Company. The EPA and various states have been developing regulations to implement these requirements. The Company may be required to incur certain capital expenditures in the next several years for air pollution control equipment in connection with maintaining or obtaining operating permits and approvals addressing other air emission-related issues. However, the Company does not believe its operations will be materially adversely affected by any such requirements.

   International Environmental Regulation. Operations of the Company in Canada and Ecuador are subject to numerous federal, provincial and local laws and regulations. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations and can affect the location and operation of wells and other facilities and the extent to which exploration and development is permitted. In Canada, legislation also requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities and local landowners. A breach of such legislation may result in the suspension or revocation of licenses and authorizations, and the suspension of operations, as well as the imposition of clean-up orders, fines and penalties. In addition, certain types of operations may require environmental assessment and reviews to be completed before approvals are obtained and before exploration or development projects are begun. The Company does not anticipate that it will be required to make capital or other expenditures by reason of international environmental laws and regulations that are material in relation to the Company's total capital expenditure program or that would have a material adverse effect on the Company's earnings, but inasmuch as such laws and regulations, are frequently changed, the Company is unable to predict the ultimate cost of compliance.

   Domestic Oil and Gas Regulation. Complex regulations concerning all phases of energy development at the local, state and federal levels apply to the Company's operations and often require interpretation by the Company's professional staff or outside advisors. The federal government and various state governments have adopted numerous laws and regulations respecting the production, transportation, marketing and sale of oil and natural gas. Regulation by state and local governments usually covers matters such as the spacing of wells, allowable production rates, environmental protection, pollution control, taxation and other related matters. Moreover, future changes in local, state or federal laws and regulations could adversely affect the operations of the Company.

   Domestic exploration for, and production of, oil and gas are extensively regulated at both the federal and state levels. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Numerous departments and agencies, both federal and state, are also authorized by statute to issue, and have issued, rules and regulations binding on the oil and gas industry that often are costly to comply with and that carry substantial penalties for non-compliance. In addition, production operations are affected by changing tax and other laws relating to the petroleum industry, by constantly changing administrative regulations, and possible interruption or termination by government authorities.

   As a producer and seller of natural gas, the Company depends on transportation and storage services offered by various interstate and intrastate pipeline companies for the delivery and sale of its gas supplies. Transportation and storage services rendered by interstate natural gas pipelines are subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC") under the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. Competition across the natural gas industry has intensified in recent years as a result of certain major rulemakings promulgated by FERC requiring interstate natural gas pipelines to unbundle transportation and sales services and to render open-access transportation service on a nondiscriminatory basis for third-party gas supplies. These FERC initiatives have resulted in interstate pipelines abandoning their traditional merchant function and offering various types and levels of services to their customers, which, in turn, has greatly enhanced the ability of producers and others to market natural gas supplies to local distribution companies and large commercial and industrial end users.

   The rates charged for interstate natural gas pipeline services are often subject to negotiation between customers and the pipeline within certain FERC-approved parameters. These rates are subject to change depending upon individual system usage and other variables. Additionally, the availability of interstate transportation and storage service necessary for the Company to make sales or deliveries of gas can at times be preempted by other users of a particular pipeline system in accordance with FERC-approved methods for allocating open-access pipeline capacity.

   The regulations affecting interstate pipeline services are subject to ongoing review and amendment. Within the past year, FERC has issued several notices of proposed rulemakings and inquiry through which it has indicated that it is considering modifying certain existing regulations and policies in an effort to (i) maximize competition in short-term transportation markets, (ii) provide interstate pipelines with additional flexibility in order to better tailor rates and terms and conditions of service to individual customer needs, and (iii) better fashion regulatory policies that provide the correct incentives and price signals for all segments of the industry while continuing to guard against the exercise of market power. While these and other potential FERC-initiatives may further facilitate market access for natural gas producers, they will also likely result in increased competition in markets in which the Company's natural gas is sold which could negatively affect revenues in the future.

   As a producer and seller of oil, the Company depends on services offered by various interstate and intrastate oil pipelines. Services provided by intrastate oil pipelines are subject to the jurisdiction of individual state regulatory commissions, and the rules and regulations of these individual commissions are subject to ongoing review and possible amendment. The rates, terms and conditions of service and certain other aspects of interstate oil pipeline service are subject to regulation under the Interstate Commerce Act, which jurisdiction is administered by the FERC.

   Canadian Oil and Gas Regulation. The oil and natural gas industry is subject to extensive legislation and regulation governing its operations including land tenure, exploration, development, production, refining, transportation, marketing, environmental protection, exports, taxes, labor standards and health and safety standards imposed by legislation enacted by various levels of government. In addition, extensive legislation and regulation exists with respect to pricing and taxation of oil and natural gas and related products.

Customers

   Oil and gas hydrocarbons are the principal products produced by the Company and sales of such products are usually made in the spot market or on such other bases that may be impacted by the effect of changes in current market prices. Future oil and natural gas prices may be affected by a variety of factors including, but not limited to, supply and demand, world and regional market conditions, political conditions and seasonal factors, all of which the Company is unable to control or accurately predict. In the past, there have not been, and management does not expect there to be in the near term, any material adverse effects on the Company's business due to seasonal aspects. Backlog is not a factor in the Company's operations. The Company is engaged in a single industry segment: the acquisition, exploration, development, and production of oil and gas reserves, all in the United States, Ecuador and Canada. Sales of oil and gas to customers accounting for 10% or more of revenues were as follows (in thousands):

      Customer                                              1998   1997   1996
      --------                                             ------ ------ ------
      G C Marketing Company............................... $   -- $2,267 $3,212
      Damsco Distribution.................................  3,747  1,656     --
      Diasu Oil & Gas Co., Inc............................     --  1,631     --

Operational Hazards and Insurance

   The Company's operations are subject to all of the risks normally incident to the production of oil and gas, including blowouts, cratering, pipe failure, casing collapse, oil spills and fires, each of which could result in severe damage to or destruction of oil and gas wells, production facilities or other property, or injury to persons. The energy business also is subject to environmental hazards, such as oil spills, gas leaks, and ruptures and discharge of toxic substances or gases that could expose the Company to substantial liability due to pollution and other environmental damage. Although the Company maintains insurance coverage considered to be customary in the industry, it is not fully insured against certain of these risks, either because such insurance is not available or because of high premium costs. There can be no assurance that such coverage will continue to be available or as to the cost of such coverage. The occurrence of a significant event that is not fully insured against could have a material adverse effect on the Company's financial condition or results of operations.

Employees

   At March 15, 1999, the Company employed 38 full-time persons and 13 consultants. The Company believes that its relations with its employees and consultants are good.

ITEM 2. Description of Properties

General

   At December 31, 1998, the Company held working interests in 444 gross wells in the continental United States, 862 in Ecuador and 1,471 in Canada. Approximately 36% of the Company's proved reserves are oil and liquids, and approximately 64% are gas, measured in energy equivalent barrels of oil (natural gas is converted at the rate of six thousand cubic feet of gas for each barrel of oil).

Oil and Gas Reserve Information

   The following table reflects the estimated proved reserves of the Company. The Company's estimates of reserves filed with federal agencies, including the Securities Exchange Commission, agree with the information set forth below. The oil and gas reserves are principally onshore in the continental United States, Canada and Ecuador. The Company's reserve information has been based on estimates prepared by or audited by independent petroleum engineers. Netherland, Sewell & Associates, Inc. ("NSA") prepared the domestic reserve estimates as of December 31, 1995 and 1997 and audited the December 31, 1996 domestic reserve estimates prepared by the Company. NSA prepared most of the domestic reserve estimates as of December 31, 1998. The Company prepared the remaining reserve estimates, and Ryder Scott Company ("RSC") audited those results. McDaniel & Associates Consultants Ltd. prepared the Canadian reserve estimates as of December 31, 1995, 1996 and 1997. Chapman Petroleum Engineering Ltd. prepared most of the Canadian reserve estimates as of December 31, 1998, while Gilbert Laustsen Jung Associates Ltd. prepared the remaining Canadian reserve estimates as of such date. The Ecuador reserves were prepared by RSC as of December 31, 1997. As a result of the decline in world oil prices, the Company's reserves in Ecuador are not economic as of December 31, 1998. The Company's U.S. oil reserves (including, oil, condensate and natural gas liquids) have been prepared using average prices of $9.67, $16.91 and $24.41 per barrel and gas reserves were prepared using average natural gas prices of $2.17, $2.20 and $3.91 per Mcf, as of December 31, 1998, 1997 and 1996,
respectively. The Canadian reserves have been prepared using average oil prices of $8.71, $15.30 and $23.66 per barrel and average natural gas prices of $1.72, $1.34 and $1.62 per Mcf, as of December 31, 1998, 1997 and 1996, respectively. Ecuador reserves were prepared using an average oil price of $18.00 per barrel as of December 31, 1997. See Item 1 "Risk Factors" and "Business Risks" and
Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to the Consolidated Financial Statements".

                                 U.S.              Ecuador             Canada                 Total
                         ---------------------  --------------- ---------------------  ---------------------
                            Oil        Gas        Oil      Gas     Oil        Gas         Oil        Gas
Proved Reserves           (Bbls)      (Mcf)      (Bbls)   (Mcf)  (Bbls)      (Mcf)      (Bbls)      (Mcf)
---------------          ---------  ----------  --------  ----- ---------  ----------  ---------  ----------
Balance, December 31,
 1995...................   687,401  20,644,438        --    --    729,135   4,716,121  1,416,536  25,360,559
Extensions, discoveries
 and additions..........     6,081     479,336        --    --     31,351   1,506,458     37,432   1,985,794
Revisions of previous
 estimates..............    33,975    (519,051)       --    --    (12,623)     79,948     21,352    (439,103)
Purchase and sale of
 minerals in place
 (net)..................   109,252   4,590,014        --    --         --          --    109,252   4,590,014
Production..............  (120,855) (2,396,379)       --    --   (112,563)   (961,527)  (233,418) (3,357,906)
                         ---------  ----------  --------  ----  ---------  ----------  ---------  ----------
Balance, December 31,
 1996...................   715,854  22,798,358        --    --    635,300   5,341,000  1,351,154  28,139,358
Extensions, discoveries
 and additions..........    20,480   2,869,630    26,395    --     15,774      95,139     62,649   2,964,769
Revisions of previous
 estimates..............    53,743    (814,731)  (26,395)   --    (30,595)    384,760     (3,247)   (429,971)
Purchase and sale of
 minerals in place
 (net).................. 1,746,890   7,702,198   489,971    --     (1,793)   (295,974) 2,235,068   7,406,224
Production..............  (186,759) (2,554,072)  (23,966)   --    (93,486)   (942,625)  (304,211) (3,496,697)
                         ---------  ----------  --------  ----  ---------  ----------  ---------  ----------
Balance, December 31,
 1997................... 2,350,208  30,001,383   466,005    --    525,200   4,582,300  3,341,413  34,583,683
Extensions, discoveries
 and additions..........   237,189  12,903,760        --    --    170,912          --    408,101  12,903,760
Revisions of previous
 estimates..............  (192,935) (2,362,293) (437,413)   --         --          --   (630,348) (2,362,293)
Purchase and sale of
 minerals in place
 (net).................. 1,004,373  12,066,855        --    --  3,656,928  24,914,483  4,661,301  36,981,338
Production..............  (406,920) (4,219,528)  (28,592)   --   (321,040) (2,212,983)  (756,552) (6,432,511)
                         ---------  ----------  --------  ----  ---------  ----------  ---------  ----------
Balance, December 31,
 1998................... 2,991,915  48,390,177        --    --  4,032,000  27,283,800  7,023,915  75,673,977
                         =========  ==========  ========  ====  =========  ==========  =========  ==========
Proved Developed
Reserves
----------------
Balance, December 31,
 1996...................   608,705  19,361,667        --    --    635,300   5,341,000  1,244,005  24,702,667
Balance, December 31,
 1997................... 2,334,122  29,156,068   466,005    --    525,200   4,582,300  3,325,327  33,738,368
Balance, December 31,
 1998................... 2,731,986  40,605,557        --    --  3,899,100  26,773,600  6,631,086  67,379,157

Production and Price History

   The following table sets forth certain information concerning the Company's annual net oil and gas production and average price information for the year ended December 31:

                                                  1998       1997       1996
                                               ---------- ---------- ----------
   Production:
    Oil and NGLs (Bbls)
     U.S.....................................     406,920    186,759    120,855
     Ecuador.................................      28,592     23,966         --
     Canada..................................     321,040     93,486    112,563
                                               ---------- ---------- ----------
       Total.................................     756,552    304,211    233,418
                                               ========== ========== ==========
    Gas (Mcf)
     U.S.....................................   4,219,528  2,554,072  2,396,379
     Ecuador.................................          --         --         --
     Canada..................................   2,212,983    942,625    961,527
                                               ---------- ---------- ----------
       Total.................................   6,432,511  3,496,697  3,357,906
                                               ========== ========== ==========
   Average sales prices:
    Oil and NGLs ($ per Bbl)
     U.S.....................................  $    12.11 $    17.73 $    19.69
     Ecuador.................................       10.15      16.10         --
     Canada..................................       10.51      17.58      18.09
                                               ---------- ---------- ----------
     Average.................................  $    11.36 $    17.55 $    18.92
                                               ========== ========== ==========
   Gas ($ per Mcf)
     U.S.....................................  $     2.13 $     2.49 $     2.29
     Canada..................................        1.42       1.45       1.17
                                               ---------- ---------- ----------
     Average.................................  $     1.89 $     2.21 $     1.97
                                               ========== ========== ==========
   Average costs ($ per Mcfe)
    Operating expenses and production taxes..  $     0.78 $     0.69 $     0.58
    Depreciation, depletion and
     amortization............................        0.96       0.79       0.60

Productive Wells Statistics

   The following table sets forth information concerning productive wells in which the Company has an interest as of December 31, 1998. In the following data "Gross" refers to the total wells in which the Company has a working interest and "Net" refers to gross wells multiplied by the percentage of the working interest owned by the Company.

                                                  Oil        Gas        Total
                                              ----------- ---------- -----------
                                              Gross  Net  Gross Net  Gross  Net
                                              ----- ----- ----- ---- ----- -----
   Canada.................................... 1,199  87.6  272  11.8 1,471  99.4
   Ecuador...................................   862  86.2   --    --   862  86.2
   U. S. ....................................   188  42.2  256  35.3   444  77.5
                                              ----- -----  ---  ---- ----- -----
   Total..................................... 2,249 216.0  528  47.1 2,777 263.1
                                              ===== =====  ===  ==== ===== =====

Development and Exploratory Wells Drilled

   The following table sets forth the drilling results of wells in which the Company has a working interest for the year ended December 31:

                                                 1998        1997        1996
                                              ----------- ----------- ----------
                                              Gross  Net  Gross  Net  Gross Net
                                              ----- ----- ----- ----- ----- ----
   Exploratory:
     Oil.....................................    2  1.002    0   .000    0  .000
     Gas.....................................    1   .250    2   .489    1  .150
     Dry.....................................    6  2.586    3   .495    3  .335
   Development:
     Oil.....................................   11   .970   34  1.282   21  .246
     Gas.....................................   26  2.588    4   .116   15  .257
     Dry.....................................    5  2.135    8  2.246    6  .174
   Total:
     Productive..............................   40  4.810   40  1.887   37  .653
     Dry.....................................   11  4.721   11  2.741    9  .509

Developed and Undeveloped Leasehold Acreage

   The following table shows the Company's leasehold interest in developed and undeveloped oil and gas acreage as of December 31, 1998. This table does not reflect certain mineral acreage owned by the Company at December 31, 1998, but subsequently sold, as described below. In the following data "Gross" refers to the total acres in which the Company has a working interest and "Net" refers to gross acres multiplied by the percentage of the working interest owned by the Company.

                                                    Developed      Undeveloped
                                                     Acreage         Acreage
                                                  -------------- ---------------
   United States                                   Gross   Net    Gross    Net
   -------------                                  ------- ------ ------- -------
   Alabama.......................................   7,350  1,478     188       7
   Arkansas......................................       0      0   1,799     450
   Colorado......................................     288     21       0       0
   Kansas........................................     204     53       0       0
   Louisiana.....................................   4,959  1,391     625     486
   Louisiana-Offshore............................   5,000  1,150     392     131
   Michigan......................................      96      2       0       0
   Mississippi...................................     908    112   1,207     132
   Montana.......................................      24      2       0       0
   New Mexico....................................   3,012    213       0       0
   Oklahoma......................................   2,800    592       0       0
   Texas.........................................  25,588  7,901  23,024  17,354
   Texas-Offshore................................   5,760    105   5,120   5,120
   Wyoming.......................................  10,384    500       0       0
   Utah..........................................     672    148  12,460   4,850
                                                  ------- ------ ------- -------
     Total-United States.........................  67,045 13,668  44,815  28,530
                                                  ======= ====== ======= =======
   Canada
   ------
   Alberta....................................... 154,855 39,218 296,468  46,018
   Saskatchewan..................................   3,363    323  10,470   6,483
   British Columbia..............................   2,085    259  13,914     600
   Manitoba......................................   2,220  2,060   1,033     472
                                                  ------- ------ ------- -------
     Total-Canada................................ 162,523 41,860 321,885  53,573
                                                  ======= ====== ======= =======
   Ecuador.......................................  15,400  1,540 279,819  27,982
                                                  ======= ====== ======= =======
     Total Leasehold Acreage..................... 244,968 57,068 646,519 110,085
                                                  ======= ====== ======= =======

   Developed acreage consists of lease acres spaced or assignable to production on which wells have been drilled or completed to a point that would permit production of commercial quantities of oil or gas.

   The Company's ownership of mineral rights as of December 31, 1998, is set forth below:

                                                         Gross          Net
      State                                          Mineral Acres Mineral Acres
      -----                                          ------------- -------------
      Mississippi...................................    262,000       118,000
      Wisconsin.....................................    121,000       110,000
      Texas.........................................    212,514        84,183
      New Mexico....................................     67,634        32,577
      Other.........................................      2,000         2,000
                                                        -------       -------
        Total.......................................    665,148       346,760
                                                        =======       =======

   On March 11, 1999, the Company sold its mineral interests and substantially all of its royalty interests in Texas, New Mexico and Mississippi for $6.0 million, subject to certain adjustments. The sale encompassed 235,000 net mineral acres and proved reserves of 4.4 Bcfe as of December 31, 1998. Of the $6.0 million sales price, $5.4 million was closed and funded on March 11, 1999. The remainder of the transaction is expected to close before May 11, 1999, following the satisfaction of certain conditions.

   The Company is not aware of any valuable minerals appurtenant to the mineral rights in Wisconsin, and therefore has no plans to develop minerals on such properties.

ITEM 3. Legal Proceedings

   The Company is involved in several lawsuits arising in the ordinary course of business, only one of which presents the possibility of a material loss. The Company's Canadian subsidiary, Neutrino Resources Inc., has been sued alleging damages resulting from the calculation of third party facility and processing fees at its Pine Creek Field, Alberta, Canada. The suit was filed on January 27, 1999 in the Court of Queen's Bench of Alberta in the Judicial District of Calgary by EnerMark Inc. The amount of alleged damages approximates U.S. $870,000. Although the outcome of litigation cannot be predicted with certainty, management believes (based on discussions with its legal counsel) that the outcome of these legal actions will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

ITEM 4. Submission of Matters to a Vote of Security Holders

   No matters were submitted to a vote of the security holders during the fourth quarter of the Company's last fiscal year.

                                    PART II

ITEM 5. Market for the Company's Common Equity and Related Stockholder Matters

Market for the Company's Common Stock

   The Common Stock is quoted on the Nasdaq National Market under the symbol "SMIN". From March 10, 1995 until July 22, 1997, the Common Stock was quoted on the Nasdaq SmallCap Market under the same symbol. Prior to March 10, 1995, the Common Stock was quoted on the Nasdaq National Market under the same symbol.

   The Nasdaq Stock Market rules require issuers listed on the Nasdaq National Market and SmallCap Market to maintain a minimum closing bid price equal to or greater than $1.00 per share and meet certain other maintenance requirements. On January 19, 1999, the Company was advised that its Common Stock was not in compliance with Nasdaq Stock Market minimum bid requirement.

   Unless the Company's Common Stock satisfies the Nasdaq minimum bid requirement before April 19, 1999, or unless the Company is granted an extension, the Company's Common Stock will be scheduled for delisting. The Company believes that continued listing on the Nasdaq is important to maintaining the liquidity of its Common Stock and the ability of the Company to raise capital. The Company intends to pursue a remedy and is considering steps to come into compliance with the listing requirements. The Company cannot assure that it will be successful in maintaining its Nasdaq listing.

   The following table sets forth the high and low sales prices on the market systems noted above for the Company's Common Stock for the periods indicated:

                                                            1998        1997
                                                         ----------- -----------
                                                         High   Low  High   Low
                                                         ----- ----- ----- -----
      First Quarter..................................... $5.06 $3.19 $7.75 $4.00
      Second Quarter....................................  4.00  3.31  5.50  3.50
      Third Quarter.....................................  3.38  2.00  5.13  4.13
      Fourth Quarter....................................  2.19   .44  8.13  5.13
                                                         ----- ----- ----- -----
      For the Year...................................... $5.06 $ .44 $8.13  3.50
                                                         ===== ===== ===== =====

   On March 15, 1999, the closing sale price of the Company's Common Stock, as reported by the Nasdaq National Market System was $0.625 per share.

   The Company did not declare any dividends in fiscal 1998, 1997 or 1996. The payment of future dividends on the Common Stock, if any, will be reviewed periodically by the Company's Board of Directors, and will depend upon, among other things, the Company's financial condition, funds available from operations, the amount of anticipated capital and other expenditures, and the Company's future business prospects. The Company does not expect, under its existing capital structure, to be able to pay dividends for the foreseeable future. Payment of dividends is currently prohibited by the terms of the Company's domestic bank credit agreement. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations".

   There were 1,011 stockholders of record on March 15, 1999.

Recent Sales of Unregistered Securities

   1996 Stock Option Plan. During 1997 and 1996, the Company granted options exercisable for 170,000 and 130,000 shares of Common Stock, respectively, under the Company's 1996 Stock Option Plan ("1996 SOP"). Pursuant to the 1996 SOP, the Company may grant options to purchase up to 300,000 shares (subject to customary anti-dilution adjustments) of its Common Stock to key employees of the Company. The 1996 SOP is administered by the Compensation Committee of the Company's Board of Directors, which generally has authority to establish who receives options and the terms and conditions thereof, including vesting and exercise price. The exercise price of each option granted in 1996 is the market price for the Common Stock on the date of grant, determined by reference to the most recent closing price thereof reported on the Nasdaq Systems.

   1997 Stock Option Plan. During 1998 and 1997, the Company granted options exercisable for 359,200 and 135,000 shares of Common Stock, respectively, under the Company's 1997 Stock Option Plan ("1997 SOP"). Pursuant to the 1997 SOP, the Company may grant options to purchase up to 700,000 shares (subject to customary anti-dilution adjustments) of its Common Stock to key employees of the Company. The 1997 SOP is administered by the Compensation Committee of the Company's Board of Directors, which generally has authority to establish who receives options and the terms and conditions thereof, including vesting and exercise price. The exercise price of each option granted in 1997 is the market price for the Common Stock on the date of grant, determined by reference to the most recent closing price reported on the Nasdaq Systems.

   Repricing of Options. The 1996 and 1997 Stock Option Plans were amended on December 21, 1998 to provide for the exchange and repricing of all the outstanding options held by current Company employees, except the President and CEO, for new options exercisable at a price lower than that of the cancelled options, bearing the same exercise term. The exercise price for the repriced options equaled $1.00, which was higher than the $0.625 per share closing price of the Company's Common Stock on the date of grant.

   Non-Qualified Stock Options. During 1998, and in conjunction with the acquisition of Neutrino, the Company granted Non-Qualified Stock Options exercisable for 550,000 shares of Common Stock under individual agreements with key members of Neutrino management. The issuance of these Non-Qualified Stock Options was administered by the Compensation Committee of the Company's Board of Directors, which generally has authority to establish who receives options and the terms and conditions thereof, including vesting and exercise price. The exercise price of each non-qualified option granted in 1998 was at the market price for the Company's Common Stock on the date of the grant. However, in conjunction with repricing of options pursuant to the 1996 and 1997 SOPs, as described above, the option price of Non-Qualified options issued in 1998 were also repriced, to $1.00, on December 21, 1998.

   1996 Employee Stock Purchase Plan. During 1998 and 1997, the Company granted options exercisable for 5,211 and 6,297 shares of Common Stock, respectively, under the Company's 1996 Employee Stock Purchase Plan (the "SPP"). The SPP is intended to constitute an "employee stock purchase plan" within the meaning of
Section 423 of the Internal Revenue Code of 1986, as amended. Pursuant to the SPP, the Company may grant options to purchase up to 300,000 shares (subject to customary anti-dilution adjustments) of its Common Stock to employees of the Company. Options may be granted on January 1 and July 1 of each year to eligible employees who elect to participate in the SPP. The term of each option is six months from the date of grant. The number of options granted to each participant equals the quotient of (i) the total payroll deductions authorized by the participant during the applicable option period, divided by (ii) 85% of the fair market value of the Common Stock as of the date of grant of such option. The exercise price of options under SPP is 85% of the fair market value of the Common Stock as of the date of grant or the date of exercise of such option, whichever is less, determined by reference to the most recent closing price reported on the Nasdaq Systems.

   The Company's Form S-8 Registration Statement generally covers the issuance and resale (subject, in the case of affiliates, to Rule 144 under the Securities Act of 1933) of Common Stock issuable upon exercise of options under the 1996 and 1997 SOPs and SPP.

ITEM 6. Selected Financial Data

   The following table sets forth certain selected financial data of the Company for each of the last five years derived from the audited Consolidated Financial Statements of the Company and should be read in connection with the financial statements and the related notes included elsewhere herein.

                    COMPARATIVE CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                As of December 31,
                                      -----------------------------------------
                                        1998     1997    1996    1995     1994
                                      --------  ------- ------- -------  ------
               ASSETS
               ------
Current assets......................  $  7,776   13,455 $ 2,918 $ 2,071  $1,973
Property and equipment-net..........   114,187   42,293  20,599  18,042   1,347
Oil and gas properties held for sale
 and other..........................     6,327    6,127     869   1,554      50
                                      --------  ------- ------- -------  ------
                                      $128,290  $61,875 $24,386 $21,667  $3,370
                                      ========  ======= ======= =======  ======
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities.................  $ 41,914    2,956 $   683 $ 5,960  $  290
Deferred income taxes...............     7,279    1,039   1,169     606      --
Long-term debt......................    64,370   41,400   3,900   9,920      --
Stockholders' equity................    14,727   16,480  18,634   5,181   3,080
                                      --------  ------- ------- -------  ------
                                      $128,290  $61,875 $24,386 $21,667  $3,370
                                      ========  ======= ======= =======  ======
WORKING CAPITAL.....................  $(34,138) $10,499 $ 2,235 $(3,889) $1,683
                                      ========  ======= ======= =======  ======

                    COMPARATIVE CONSOLIDATED OPERATING DATA
                    (in thousands, except per share amounts)

                                          Year Ended December 31,
                                  -------------------------------------------
                                    1998     1997     1996     1995    1994
                                  --------  -------  -------  ------  -------
Revenues
Oil and gas...................... $ 21,722  $13,790  $11,780  $2,044  $ 1,747
Gains (losses) on sales of
 properties......................     (250)     413      453     170       66
                                  --------  -------  -------  ------  -------
                                    21,472   14,203   12,233   2,214    1,813
Expenses.........................   35,624   14,815    8,164   2,488    5,580
                                  --------  -------  -------  ------  -------
Income (loss) from operations....  (14,152)    (612)   4,069    (274)  (3,767)
Other income, expenses and
 deductions
  Interest and other income......      330      328      286     146       76
  Interest and debt expense......   (5,362)  (1,591)  (1,242)     --       --
                                  --------  -------  -------  ------  -------
Income (loss) before income
 taxes...........................  (19,184)  (1,875)   3,113    (128)  (3,691)
Provision (benefit) for income
 taxes...........................   (2,775)     174      679       9     (558)
                                  --------  -------  -------  ------  -------
Net income (loss)................ $(16,409) $(2,049) $ 2,434  $ (137) $(3,133)
                                  ========  =======  =======  ======  =======
Earnings (Loss) per share of
 Common Stock:
  Basic.......................... $  (1.32) $  (.22) $   .37  $(0.02) $ (0.75)
                                  ========  =======  =======  ======  =======
  Diluted........................ $  (1.32) $  (.22) $   .34  $(0.02) $ (0.75)
                                  ========  =======  =======  ======  =======
Weighted average number of
 shares-basic....................   12,422    9,109    6,621   5,701    4,162
                                  ========  =======  =======  ======  =======
Weighted average number of
 shares-diluted..................   12,422    9,109    7,114   5,701    4,162
                                  ========  =======  =======  ======  =======

--------
Note: In 1998, 1997, 1996 and 1994, the Company recognized a pre-tax non-cash expense of $9,344, $2,838, $603 and $1,724, respectively, in connection with the writedown of its investment in certain oil and gas producing properties.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations For the Year Ended December 31, 1998 As Compared to the Year Ended December 31, 1997

   Oil and gas revenues for the year ended December 31, 1998 were $21,722,000, up 58% compared to oil and gas revenues for 1997 of $13,790,000. The increase in revenues reflects higher production volumes of both natural gas and crude oil, partially offset by lower commodity prices. Higher production volumes were primarily the result of two significant acquisitions made by the Company during 1998 and new production from a natural gas discovery at Brushy Creek Field in Texas. The Company purchased Neutrino Resources Inc. as of June 30, 1998 and Amerac Energy Corporation in January 1998.

   Natural gas production in 1998 was 6,433 million cubic feet ("MMcf"), an 84% increase compared to 1997 production of 3,497 MMcf. The Company's crude and natural gas liquids production in 1998 increased 149% to 756,552 barrels compared to 304,211 barrels in 1997.

   The average natural gas price in 1998 decreased 14% to $1.89 per Mcf compared to an average price of $2.21 per Mcf in 1997. Crude oil prices decreased 34% in 1998 to $11.74 per barrel compared to $17.85 per barrel in 1997.

   As part of the Company's ongoing operations, the Company may sell non-strategic assets or oil and gas properties. The proceeds may be used to pay down debt or redeploy capital to opportunities that may have a higher rate of return. These activities resulted in losses on the sale of assets of $250,000 in 1998 and gains of $413,000 in 1997. The loss on the sale of assets in 1998 was primarily the result of the sale of numerous marginal properties principally in the United States. The gain on sale of assets during 1997 was primarily the result of the sale of non-strategic oil and gas properties in both Canada and the United States.

   Production costs, including production and ad valorem taxes, increased in 1998 to $8,518,000, up 131% from $3,682,000 in 1997, primarily due to the above mentioned acquisitions. On an average cost per Mcfe basis, production costs for 1998 increased to $0.78 per Mcfe, or 13%, from $0.69 per Mcfe in 1997.

   General and administrative expenses increased to $3,622,000 in 1998, up 57% from $2,308,000 in 1997. On an average cost per Mcfe basis, general and administrative expenses decreased to $0.33 per Mcfe, or 23%, from $0.43 per Mcfe in 1997.

   Exploration expenses increased in 1998 to $3,635,000, up 105% compared to $1,776,000 in 1997. This is primarily due to a dry hole drilled in Lafourche Parish, Louisiana in 1998, for which the Company incurred expenses of $1,639,000. Since the Company uses the successful efforts method of accounting, exploration expenses may vary greatly from year to year based upon the success and level of exploration activity during the year.

   Depreciation, depletion and amortization ("DD&A") expense for 1998 increased to $10,505,000, up 149% from $4,211,000 in 1997, due primarily to the acquisitions described above. The Company computes depreciation and depletion on each producing property using the unit-of-production method. Since this method employs estimates of remaining reserves, depreciation and depletion expenses may vary from year to year because of revisions to reserve estimates, production rates and other factors. DD&A expenses increased per Mcfe in 1998 to $0.96 up 22% from $0.79 per Mcfe in 1997.

   Proved property impairment expenses increased to $9,344,000, up 229% compared to $2,838,000 in 1997. Significant declines in world oil prices during 1998 resulted in a writedown in the book value of a significant number of proved oil and gas properties during the fourth quarter of 1998.

   Interest and debt expense for 1998 increased to $5,362,000, up 237% from $1,591,000 in 1997, primarily due to the increased debt used to fund acquisition activity.

   A tax benefit of $2,775,000 was recognized in 1998, compared to a tax expense of $174,000 in 1997. The year to year change is due primarily to the tax effects of the Canadian portion of the 1998 impairment of proved properties recorded during the fourth quarter of 1998.

   The Company reported a loss in 1998 of $16,409,000 or $1.32 per basic share, compared to a loss of $2,049,000, or $0.22 per basic share in 1997.

For the Year Ended December 31, 1997 As Compared to the Year Ended December 31, 1996

   Oil and gas revenues for 1997 were $13,790,000, up 17% compared to oil and gas revenues for 1996 of $11,780,000. The increase in revenues reflects higher production volumes of both natural gas and crude oil, partially offset by lower commodity prices. Higher production volumes were primarily due to the acquisition of certain oil and gas interests, in four transactions in 1997, in the Big Escambia Creek Field in Escambia County, Alabama, for $16.9 million, and the acquisition of an interest in the Santa Elena Project in Ecuador, in June 1997 for $2.8 million.

   Natural gas production in 1997 was 3,497 million cubic feet ("MMcf"), a 4% increase compared to 1996 production of 3,358 MMcf. The Company's crude oil and natural gas liquids production in 1997 increased 30% to 304,211 barrels, compared to 233,418 barrels in 1996.

   The average natural gas price in 1997 increased 12% to $2.21 per Mcf compared to $1.97 per Mcf in 1996. Crude oil prices decreased 6% in 1997 to $17.85 per barrel, compared to $18.92 per barrel in 1996.

   As part of the Company's ongoing operations, the Company may sell non-strategic assets or oil and gas properties. The proceeds may be used to pay down debt or redeploy capital to opportunities that may have a higher rate of return. These activities resulted in gains on the sale of assets of $413,000 in 1997 and $453,000 in 1996. The gain on sale of assets in 1996 was primarily the result of the sale of Venture Resources, Inc. for $1,143,000, which was a non-core asset acquired as part of the Stone & Webster acquisition. The gain on sale of assets in 1997 was primarily the result of the sale of non-strategic oil and gas properties in Canada and the United States.

   Production costs, including production and ad valorem taxes, increased in 1997 to $3,682,000, up 34% from $2,742,000 in 1996, primarily due to the above mentioned acquisitions. Additionally, on a cost per Mcfe basis, production costs for 1997 increased to $0.69 per Mcfe or 19%, from $0.58 per Mcfe in 1996.

   General and administrative expenses increased to $2,308,000 in 1997, up 37% from $1,682,000 in 1996. Additionally, on a cost per Mcfe basis, general and administrative expenses increased to $0.43 per Mcfe, or 23% from $0.35 Mcfe in 1996.

   Exploration expenses increased in 1997 to $1,776,000, up 578% compared to $262,000 in 1996. The increase is due primarily to four dry holes drilled in 1997, and higher geological and geophysical expense associated with seismic acquisition for the Matthews Project. Since the Company uses the successful efforts method of accounting, exploration expenses may vary greatly from year to year based upon the success and level of exploration activity during the year.

   Depreciation, depletion and amortization ("DD&A") expense for 1997 increased to $4,211,000, up 46% from $2,875,000 in 1996, due primarily to downward revisions to reserve estimates in the Dawson Heirs #1, the Ocker Trust #1 and the Stateline Field. The Company computes depreciation and depletion on each producing property using the unit-of-production method. Since this method employs estimates of remaining reserves, depreciation and depletion expenses may vary from year to year because of revisions to reserve estimates, production rates and other factors. DD&A expenses increased in 1997 to $0.79 per Mcfe, up 32% from $0.60 per Mcfe in 1996.

   Proved property impairment expenses increased 371% to $2,838,000 in 1997 compared to $603,000 in 1996. The increase resulted primarily from the 1997 impairment of a well in Lafourche Parish, Louisiana, which encountered a mechanical failure and was abandoned.

   Interest and debt expense in 1997 increased to $1,591,000, up 28% from $1,242,000 in 1996, primarily due to increased bank debt used to fund acquisition activity and the issuance of $41,400,000 of 6.875% convertible subordinated debentures in October 1997. A portion of the debenture proceeds were used to retire $20,700,000 of existing bank debt incurred to make the above mentioned acquisitions.

   Tax expense in 1997 declined to $174,000 from $679,000 in 1996. Taxes in 1997 resulted from alternative minimum taxes in the United States and foreign tax in Canada.

   The Company reported a loss in 1997 of $2,049,000, or $0.22 per basic share, compared to earnings of $2,434,000, or $0.37 per basic share in 1996.

Liquidity and Capital Resources

   The Company has historically funded its operations, acquisitions, exploration and development expenditures from cash flows from operating activities, bank borrowing, issuance of common stock and debt securities, and the sale of non-strategic assets.

   The Company's cash flow provided by operating activities for the years ended December 31, 1998, 1997 and 1996 was $6,670,000, $6,808,000 and $5,098,000,
respectively. Additional cash in the amounts of $199,000, $1,063,000 and $258,000 were received in 1998, 1997 and 1996, respectively, from the sale of assets.

   Effective May 29, 1998, the Company amended its domestic bank credit facility from $38,400,000 to $45,000,000. Subsequently, the credit facility has been reduced and restructured as a result of lower oil and natural gas price assumptions, the sale of certain domestic assets and the scheduled reduction discussed below. A restructured and amended credit facility ("Amended Credit Facility") was closed on March 29, 1999. The Amended Credit Facility provides for a borrowing base of $19,353,000, plus a principal tranche of $12,500,000 ("Tranche A") that matures on September 1, 1999. The borrowing base reflects the $5,400,000 received in March 1999 for the sale of the Company's mineral interests in Texas, Mississippi and New Mexico. Upon closing of the remaining $600,000 in proceeds from the sale, the borrowing base will be reduced to $18,820,000. In addition to reductions which result from the sale of assets, the borrowing base under the Amended Credit Facility reduces $40,000 per month and is subject to semi-annual borrowing base redeterminations until maturity on June 1, 2001. The next borrowing base review is July 1, 1999. As of December 31, 1998, Tranche A principal was classified as current portion of long-term debt in the Company's Consolidated Balance Sheet.

   The Amended Credit Facility requires the Company, among other provisions, to: (i) apply the majority of proceeds from asset sales to reduction in the outstanding principal under the credit facility (to the extent the assets are not otherwise encumbered), (ii) obtain lender's approval of the Company's domestic general and administrative expense budget and (iii) pay a $187,500 restructuring fee upon completion of a transaction that allows the Company to repay Tranche A principal. The Amended Credit Facility also reduces the Company's tangible net worth requirement at December 31, 1998, thereby allowing the Company to be in compliance with the terms of its domestic credit agreement as of such date.

   The obligations under the Amended Credit Facility are secured by substantially all of the assets of the Company and its subsidiaries other than Neutrino. The Amended Credit Facility prohibits the payment of dividends and contains certain covenants relating to the financial condition of the Company. Outstanding borrowings under the domestic bank credit facility were $35,910,000 at December 31, 1998. On March 29, 1999, outstanding borrowings under the Amended Credit Facility were $31,853,000 with no further borrowing availability. Outstanding principal under the Amended Credit Facility will bear interest at the Bank Index Rate (8.0% at December 31, 1998) to the extent of the borrowing base and at Bank Index Rate plus 1% on Tranche A principal.

   The Company believes that it will be necessary to sell significant oil and gas assets to raise the substantial additional funds necessary to meet the September 1, 1999 maturity of Tranche A principal. No assurance can be given that such transactions can be consummated on terms acceptable to the Company or its lenders, whose approval may be required. If the Company is unable to raise the necessary funds, further restructuring of its Amended Credit Facility will be required or the Company could become in default on the full amount of its indebtedness, as discussed below. In February, 1999, the Board of Directors of the Company retained CIBC Oppenheimer Corp. as independent advisors to assist in evaluating various strategic alternatives, which may include asset divestitures, joint ventures or alliances, a sale or merger of the Company or other restructuring or recapitalization opportunities. There can be no assurance that the Company will be successful in pursuing any of such strategic alternatives or as to the terms of any transaction that may be pursued. See Note 14 to the Consolidated Financial Statements.

   Effective June 25, 1998, Neutrino entered into a new Cdn $40,000,000 (U.S. $25,838,000) revolving demand loan facility (the "Canadian Credit Facility") under which it could borrow at bank prime or Bankers Acceptance Rates plus a 1% stamping fee. At December 31, 1998, the Canadian Bank prime rate was 6.75% and the Bankers Acceptance Rate for 30-day maturities was 5.15%. Effective February 26, 1999 the borrowing base under the Canadian Credit Facility was reduced to Cdn $33,000,000 (U.S. $21,316,000) and the interest rate was increased to prime plus 1/4% and the stamping fee on Bankers Acceptance was increased to 1 1/4% per annum. These changes were a result of a lender review giving effect to lower world oil prices, the sale of certain non-strategic oil and gas properties, and the Company's financial condition. At December 31, 1998, outstanding borrowings under the Canadian Credit Facility were Cdn $28,625,000 (U.S.$18,490,000). At March 15, 1999, outstanding borrowings under the Canadian Credit Facility were Cdn $29,530,000 (U.S.$19,730,000). However, after giving consideration to the minimum working capital requirement contained in the Canadian Credit Facility, the Company estimates that at March 15, 1999, there is very little remaining borrowing availability under the facility. The Canadian Credit Facility contains certain covenants relating to the financial condition of Neutrino, including, at each quarter's end, maintenance of a working capital ratio of 1:1. In calculation of this ratio, any undrawn portion of the credit facility may be treated as if advanced and held in cash. The obligations under the Canadian Credit Facility are secured by substantially all of the assets of Neutrino. As of December 31, 1998, Neutrino was in compliance with the terms of the Canadian Credit Facility. The outstanding balance under the Canadian Credit Facility is classified as a current liability because of the demand feature of the loan. However, it is Management's intention that the facility be utilized to provide long-term financing for the Company.

   The Company's financial condition and liquidity are impacted by prices the Company receives for its oil and natural gas. In the first quarter of 1999, oil and natural gas prices continued to be weak. Judgments by both domestic and Canadian lenders regarding the level of future oil and natural gas prices will impact their borrowing base determinations for the Company's credit facilities.

   On October 2, 1997, the Company issued $41,400,000 of 6.875% convertible subordinated debentures due on October 1, 2007. The debentures are convertible into Common Stock of the Company at any time prior to maturity, at a conversion price of $8.26 per share. Proceeds of the offering were used to reduce bank debt and fund subsequent acquisitions. Pursuant to the debenture indenture, in the event of a change of control of the Company, debenture holders have the right to require the Company to repurchase the security at face value plus accrued interest.

   The Company's substantial leverage poses certain risks, including the risk that the Company may not generate sufficient cash flow to service its indebtedness or that the Company may be unable to obtain additional financing in the future and, as a result, may not have the necessary resources to respond to market conditions and opportunities. The Company's high level of indebtedness, covenant requirements and working capital deficit subjects it to risks of default, which may significantly impair its ability to meet its liquidity needs. The Company's domestic bank credit agreement contains provisions whereby a default under the Company's Canadian Credit Facility or pursuant to the 6.875% Convertible Subordinated Debentures indenture, would create a default condition under the domestic credit facility. In such a default condition, the banks may declare amounts under the domestic Amended Credit Facility to become immediately due and payable. The holders of convertible subordinated debentures have acceleration rights if the Company is in payment default under either its domestic or Canadian credit facilities.

   The Company's ability to meet its obligations is dependent upon a number of factors, many of which are outside of the Company's control. See Item 1 "Risk Factors". The Company has retained CIBC Oppenheimer Corp. to assist in evaluating various strategic alternatives, which may include asset divestitures, joint ventures or alliances, a sale or merger of the Company or other restructuring or recapitalization opportunities. There can be no assurance that the Company will be successful in pursuing any of such strategic alternatives or as to the terms of any transaction that may be pursued. See
Note 14 to the Consolidated Financial Statements.

   The Company has been advised that it is not in compliance with Nasdaq Stock Market listing requirements due to the recent low price per share of its Common Stock. If such requirements are not satisfied prior to April 19, 1999, the Company's Common Stock may be subject to delisting from the Nasdaq National Market. Such delisting would impair the liquidity of the Common Stock and capital raising flexibility of the Company. The Company intends to pursue a remedy and is considering steps to come into compliance with the listing requirements. The Company cannot assure that it will be successful in maintaining its Nasdaq listing. See Item 5 "Market for the Company's Common Equity and Related Stockholder Matters."

   Capital spending in 1998 for acquisitions, development and exploration totaled $89,877,000, and was funded from cash flows from operating activities, bank debt and common stock issuance. The Company's capital spending during 1999 is expected to be reduced significantly from 1998, and will be greatly influenced by the level of oil and gas prices, and the availability of excess funds beyond repayment of the September 1, 1999 Tranch A maturity. Capital availability from outside sources, including debt and equity markets, is expected to be limited.

   The Company's ratio of debt to total capitalization was 87% at December 31, 1998, compared to 72% at December 31, 1997. The Company's interest coverage ratio (calculated as income from operations plus depreciation, depletion, impairments and amortization and exploration expenses divided by interest expense) was 1.74 to 1 in 1998 compared to 5.16 to 1 in 1997.

   The Company did not declare dividends in fiscal 1998, 1997 and 1996. The Company does not expect, under its existing capital structure, to be able to pay dividends for the foreseeable future. Payment of dividends is currently prohibited by the terms of the Company's domestic bank credit agreement.

Year 2000 Compliance

 The Company's State of Readiness

   The "Year 2000" problem concerns the ability of technology to properly recognize and process date sensitive information beyond December 31, 1999. The Company is in the process of evaluating its information technology (IT) and non-information technology. Year 2000 Committees have been formed at the Company's office in Houston and at the Company's Canadian subsidiary headquarters in Calgary. The Committees include members of senior management and key employees from major business units. The Committee assesses Year 2000 issues; directs remedial actions necessary to minimize systems disruptions and other risks; contacts significant third party purchasers, suppliers, vendors and operators with whom there are material transactions and data exchange; tests internal hardware and software; and makes appropriate contingency plans. Neutrino has engaged a consulting firm, which has prepared a report on the status of Neutrino, including a detailed inventory of hardware and software priorities for action and an implementation plan. Additionally, the Company, on behalf of itself and its other subsidiaries, has contacted principal software vendors. Thus far, the Company has received a letter of compliance for its accounting and payroll systems and product conformity assurance for its reservoir engineering system. Additionally, the land lease record systems vendor has informed the Company that the system is Year 2000 compatible. The Company has no proprietary software. Purchased software and hardware systems have been installed and assembled by third party vendors that provide network and software IT services to the Company. Vendors have been engaged to evaluate the systems for Year 2000 compliance.

 Costs to Address the Company's Year 2000 Issues

   It has been estimated that the costs of compliance will not exceed $120,000, which includes the evaluation, planning, replacement of the land and lease records systems at Neutrino and the replacement of several desktop computers and other hardware. Approximately $9,000 was expended in 1998, with the balance to be incurred in 1999.

 Risks of the Company's Year 2000 Issues

   Risks associated with the Year 2000 problem are potentially significant. Failure to remedy a critical system problem could have a material affect on the results of operations and financial condition. The Company has interests in operated and non-operated properties in the United States, Canada and Ecuador. The Company will continue to review and monitor software and equipment within its control. The Company will continue to contact operators of its non-operated properties and other third parties to determine their Year 2000 compliance procedures, but cannot warrant the readiness of those systems. As the Company is in the process of collecting this information from third parties, the Company cannot currently state whether its operations will be materially affected by third party compliance. However, the Company is not currently aware of any third party that could cause a significant business disruption. The Company believes that it will be able to achieve Year 2000 compliance by the end of 1999 with respect to the Company's internal systems, and does not currently anticipate any disruption in its operations or any materially adverse effects to its financial condition, results of operations or cash flows as the result of any failure by the Company to be in compliance.

   In a recent Securities and Exchange Commission ("SEC") release regarding Year 2000 disclosures, the SEC required public companies to disclose the most likely worst case Year 2000 scenario. Situations which must be included in any worst case scenario include: the possibility of widespread failure of oil and gas transportation systems, the inability of Company personnel to gain access to offices and other facilities, and the inability of customers to make payment for purchases. The effects of such occurrences would have a cumulative material adverse impact on the Company, although not quantifiable at this time.

 The Company's Contingency Plan

   Contingency plans are being developed at this time, and will be monitored and modified after the initial evaluation by the Year 2000 Committees is complete. The Company intends to have such plans in place by June 30, 1999.

Recent Accounting Pronouncements

   Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), was issued by the Financial Accounting Standards Board in June 1998. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the statement of financial position at fair value. The Company will adopt SFAS 133 beginning in fiscal 2000. The Company has not yet determined the impact that SFAS 133 will have on its financial statements.

ITEM 7a. Quantitative and Qualitative Disclosures about Market Risk

   The Company is exposed to a variety of market risks including the potential for adverse changes in oil and gas natural gas prices, foreign currency exchange rates and interest rates.

   The Company's revenue stream is significantly affected by the level of oil and natural gas prices, which can be volatile and over which the Company has no control or influence. The Company has utilized natural gas price swaps on a limited basis to hedge a portion of its exposure to commodity price fluctuations. The effect of price swaps is to fix the price for a specific quantity of gas for a specific time. The Company uses the deferral method of accounting for its natural gas price swaps and therefore offsets any gain or loss on the swap contracts with the realized prices for its production. At December 31, 1998, the Company had fixed natural gas prices on approximately 420 MMcf of natural gas for the period of April through October 1999 at an average price of $2.135 per Mcf. The estimated gain from liquidating the Company's swap position at December 31, 1998 was approximately $86,000. The volume of fixed price natural gas is equivalent to about 6% of the Company's 1998 natural gas production. Based on the Company's 1998 production, a 10% change in commodity price realizations would impact the Company's oil and liquids revenues by $860,000, and its natural gas revenues by $1,200,000.

   The Company operates in Canada and Ecuador as well as the United States and, as a result, is exposed to some foreign exchange rate risk. Natural gas prices in Canada and oil prices in Canada and Ecuador tend to respond to changes in the value of the local currencies versus the U.S. dollar. Therefore, the Company believes the economic exposure to it from fluctuations in currency exchange rates is not material to its financial condition, results of operations or cash flows.

   The Company has three primary sources of debt financing: (i) its domestic bank credit facility, (ii) its Canadian bank credit facility, and (iii) $41,400,000 in 6.875% convertible subordinated debentures due in 2007 (the "6.875% Convertible Debentures"). In Canada, the Company has utilized interest rate swaps as a means of fixing the interest rate on a large portion of its indebtedness. The following table presents the Company's indebtedness at December 31, 1998 as it relates to interest rate type and maturity. Given the amount of the Company's variable rate indebtedness at December 31, 1998, and taking into account the interest rate hedge arrangements currently in place, a 10% change in interest rates would imply an annualized change in pre-tax interest expense of approximately $314,000.

                             1999         2000        2001      Thereafter      Total     Fair Value
                          -----------  ----------  -----------  -----------  -----------  -----------
Variable Rate
 Domestic Bank Debt.....  $12,940,000  $  480,000  $22,490,000               $35,910,000  $35,910,000
 Canadian Bank Debt.....    2,340,000                                          2,340,000    2,340,000
                          -----------  ----------  -----------               -----------  -----------
                           38,250,000     480,000   22,490,000                38,250,000   38,250,000
  Average Rate..........        8.545%      8.000%       8.000%                    8.218%
Fixed Rate
 6.875% Convertible
  Debentures............                                        $41,400,000  $41,400,000  $10,350,000
 Canadian Bank Debt.....  $ 3,230,000  $9,690,000  $ 3,230,000                16,150,000   16,085,000
 Other..................      184,000                                            184,000      184,000
                          -----------  ----------  -----------  -----------  -----------  -----------
                            3,414,000   9,690,000    3,230,000   41,400,000   57,734,000   26,619,000
  Average Rate..........        6.208%      6.340%       6.000%       6.875%       6.697%

   The Company's 6.875% Convertible Debentures trade on the Nasdaq SmallCap Market under the symbol "SMING". At December 31,1998 the closing price of the debentures was 25% of face value. The interest rate on the Company's Canadian fixed rate swaps at December 31, 1998 was approximately equivalent to the Canadian floating rate. The estimated cost to liquidate the Company's Canadian fixed rate swap position at December 31, 1998 was approximately $65,000.

ITEM 8. Financial Statements and Supplementary Data

   Financial Statements are filed as a part of this report. See page 24, Index to Financial Statements. The Financial Statements Schedules are not applicable and have been omitted.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
Description                                                              Number
-----------                                                              ------
Financial Statements:
  Independent Auditors' Report..........................................  H-27
  Consolidated Balance Sheets at December 31, 1998 and 1997.............  H-28
  Statements of Consolidated Operations for the Years Ended December 31,
   1998, 1997 and 1996..................................................  H-29
  Statements of Consolidated Stockholders' Equity and Comprehensive
   Income (Loss) for the Years Ended December 31, 1996, 1997 and 1998...  H-30
  Statements of Consolidated Cash Flows for the Years Ended December 31,
   1998, 1997 and 1996..................................................  H-31
  Notes to Consolidated Financial Statements for the Years Ended
   December 31, 1998, 1997 and 1996.....................................  H-33

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Southern Mineral Corporation:

   We have audited the accompanying consolidated balance sheets of Southern Mineral Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Mineral Corporation and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the years in the three- year period ended December 31, 1998, in conformity with generally accepted accounting principles.

   The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 3 to the consolidated financial statements, the Company's substantial indebtedness, covenant requirements and working capital deficit raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          KPMG LLP

Houston, Texas
March 9, 1999, except as to Notes 3 and 14
which are dated March, 29, 1999

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                      (in thousands, except share amounts)

                                                               December 31,
                                                             -----------------
                                                               1998     1997
                                                             --------  -------
                           ASSETS
Current Assets
  Cash and cash equivalents................................. $  1,541  $10,011
  Receivables...............................................    5,602    3,280
  Other.....................................................      633      164
                                                             --------  -------
    Total current assets....................................    7,776   13,455
Property and equipment, at cost using successful efforts
 method for oil and gas activities
  Oil and gas producing properties..........................  136,833   53,437
  Mineral rights............................................      167      167
  Unproven properties.......................................    5,454      494
  Office equipment..........................................      580      363
  Accumulated depreciation, depletion and amortization......  (28,847) (12,168)
                                                             --------  -------
                                                              114,187   42,293
Properties held for sale and other..........................    6,327    6,127
                                                             --------  -------
  Total assets.............................................. $128,290  $61,875
                                                             ========  =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable.......................................... $ 10,300  $ 2,749
  Note payable..............................................       --      207
  Canadian bank loan........................................   18,490
  Current portion of long-term debt.........................   13,124       --
                                                             --------  -------
    Total current liabilities...............................   41,914    2,956
Long-Term Debt (less current portion).......................   64,370   41,400
Deferred Income Taxes.......................................    7,279    1,039
Stockholders' Equity
  Preferred stock, par value $.01 per share; authorized
   5,000,000 shares at December 31, 1998; none issued Common
   stock, par value $.01 per share; authorized 50,000,000
   shares at December 31, 1998; issued 12,884,672 and
   9,133,033 at December 31, 1998 and 1997, respectively;
   outstanding 12,793,449 and 9,041,849 shares at December
   31, 1998 and 1997, respectively..........................      128       91
  Additional paid-in capital................................   30,848   14,152
  Accumulated other comprehensive loss-foreign currency
   translation adjustment...................................   (2,304)    (227)
  Retained earnings (deficit)...............................  (13,893)   2,516
  Less: treasury stock......................................      (52)     (52)
                                                             --------  -------
    Total stockholders' equity..............................   14,727   16,480
                                                             --------  -------
    Total liabilities and stockholders' equity.............. $128,290  $61,875
                                                             ========  =======

The accompanying notes to consolidated financial statements of Southern Mineral
                                Corporation and
             subsidiaries are an integral part of these statements.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES
                     STATEMENTS OF CONSOLIDATED OPERATIONS

                    (in thousands, except per share amounts)

                                           For the Year Ended December 31,
                                          -----------------------------------
                                             1998         1997        1996
                                          -----------  ----------  ----------
Revenues
  Oil and gas............................ $    21,722  $   13,790  $   11,780
  Gains (loss) on sales of properties and
   other assets..........................        (250)        413         453
                                          -----------  ----------  ----------
                                               21,472      14,203      12,233
Expenses
  Production.............................       8,518       3,682       2,742
  Exploration............................       3,635       1,776         262
  Depreciation, depletion and
   amortization..........................      10,505       4,211       2,875
  General and administrative.............       3,622       2,308       1,682
  Impairment of proved oil and gas
   properties............................       9,344       2,838         603
                                          -----------  ----------  ----------
                                               35,624      14,815       8,164
                                          -----------  ----------  ----------
Income (loss) from operations............     (14,152)       (612)      4,069
Other income, expenses and deductions
  Interest and other income..............         330         328         286
  Interest and debt expense..............      (5,362)     (1,591)     (1,242)
                                          -----------  ----------  ----------
Income (loss) before income taxes........     (19,184)     (1,875)      3,113
Provision (benefit) for foreign, federal
 and state income taxes
  Current provision......................           6         304         400
Deferred provision (benefit).............      (2,781)       (130)        279
                                          -----------  ----------  ----------
                                               (2,775)        174         679
                                          -----------  ----------  ----------
Net income (loss)........................ $   (16,409) $   (2,049) $    2,434
                                          ===========  ==========  ==========
Net income (loss) per share-basic........ $     (1.32) $     (.22) $      .37
                                          ===========  ==========  ==========
Net income (loss) per share-diluted...... $     (1.32) $     (.22) $      .34
                                          ===========  ==========  ==========
Weighted average number of shares
 outstanding-basic.......................      12,422       9,109       6,621
                                          ===========  ==========  ==========
Weighted average number of shares
 outstanding-diluted.....................      12,422       9,109       7,114
                                          ===========  ==========  ==========




The accompanying notes to consolidated financial statements of Southern Mineral
                                Corporation and
             subsidiaries are an integral part of these statements.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES
                    STATEMENTS OF CONSOLIDATED STOCKHOLDERS'
                     EQUITY AND COMPREHENSIVE INCOME (LOSS)

                                 (in thousands)

                                                              Accumulated
                          Common Stock  Additional               Other     Treasury Stock          Total
                          -------------  Paid-in   Retained  Comprehensive -----------------   Stockholder's
                          Shares Amount  Capital   Earning   Income (Loss) Shares    Amount       Equity
                          ------ ------ ---------- --------  ------------- -------   -------   -------------
Balance at
 January 1, 1996........   6,370  $ 64   $ 3,038   $  2,131     $    --          91   $    52     $ 5,181
Stock issued for
 directors' fees........      24    --        72         --          --          --        --          72
Issuance of common stock
 for private placement..   2,500    25    10,596         --          --          --        --      10,621
Issuance of common stock
 for property
 acquisitions and
 acquisition services...     195     2       324         --          --          --        --         326
Comprehensive income:
  Net income............      --    --        --      2,434          --          --        --       2,434
                                                                                                  -------
Total comprehensive
 income.................                                                                            2,434
                          ------  ----   -------   --------     -------     -------   -------     -------
Balance at
 December 31, 1996......   9,089    91    14,030      4,565          --          91        52      18,634
Stock issued for
 directors' fees........      31    --       181         --          --          --        --         181
Stock issued for stock
 purchase plan..........       9    --        29         --          --          --        --          29
Stock issued for stock
 option plan, net.......       4    --        --         --          --          --        --          --
Issuance costs for
 private placement......      --    --       (88)        --          --          --        --         (88)
Comprehensive loss:
Net loss................      --    --        --     (2,049)         --          --        --      (2,049)
  Foreign currency
   translation
   adjustment...........      --    --        --         --        (227)         --        --        (227)
                                                                                                  -------
Total comprehensive
 loss...................                                                                          (2,276)
                          ------  ----   -------   --------     -------     -------   -------     -------
Balance at
 December 31, 1997......   9,133    91    14,152      2,516        (227)         91        52      16,480
Stock issued for
 directors' fees........      43    --       139         --          --          --        --         139
Stock issued for stock
 purchase plan..........       8    --        22         --          --          --        --          22
Issuance of common stock
 for property
 acquisition............       8    --        50         --          --          --        --          50
Issuance of common stock
 in corporate
 acquisitions...........   3,693    37    16,485         --          --          --        --      16,522
Comprehensive loss:
  Net loss..............      --    --        --    (16,409)         --          --        --     (16,409)
  Foreign currency
   translation
   adjustment...........      --    --        --         --      (2,077)         --        --      (2,077)
                                                                                                  -------
Total comprehensive
 loss...................                                                                          (18,486)
                          ------  ----   -------   --------     -------     -------   -------     -------
Balance at
 December 31, 1998......  12,885  $128   $30,848   $(13,893)    $(2,304)         91   $    52     $14,727
                          ======  ====   =======   ========     =======     =======   =======     =======

The accompanying notes to consolidated financial statements of Southern Mineral
                                Corporation and
             subsidiaries are an integral part of these statements.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES
                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                                 (in thousands)

                                            For the Year Ended December 31,
                                           -----------------------------------
                                              1998         1997        1996
                                           -----------  ----------  ----------
Cash Flows from Operating Activities
  Net (loss) income....................... $   (16,409) $   (2,049) $    2,434
  Adjustments to reconcile net income
   (loss) to cash provided by operating
   activities:
   Depreciation, depletion and
    amortization..........................      10,505       4,211       2,875
   Loss/(gains) on sales of properties
    and other assets......................         250        (413)       (453)
   Impairment of proved oil and gas
    properties............................       9,344       2,838         603
   Dry hole costs.........................       2,470         930         262
   (Decrease) increase in deferred
    taxes.................................      (2,781)       (130)        279
   Other..................................         418         351          72
   Change in assets and liabilities, net
    of effects of acquisitions and
    dispositions:
     Decrease (Increase) in receivables...       2,205        (987)     (1,224)
     (Increase) decrease in other current
      assets..............................        (136)         (9)        231
     (Increase) in other assets...........          --          --        (115)
     Increase in payables.................         804       2,066         134
                                           -----------  ----------  ----------
       Net cash provided by operating
        activities .......................       6,670       6,808       5,098
Cash Flows from Operating Activities
  Proceeds from sales of:
   Proved properties......................      11,425          26         258
   Properties held for sale and unproved
    properties............................          83       1,037          --
  Capital expenditures:
   Acquisition, exploration and
    development...........................     (17,103)    (16,168)     (2,836)
   Properties held for sale...............      (1,083)     (2,203)       (470)
   Acquisition of Amerac, net of cash.....      (9,387)         --          --
   Acquisition of Neutrino, net of cash...     (35,926)         --          --
   Acquisition of partnership interest,
    net of cash...........................          --          --      (2,590)
   Acquisition of BEC Energy, Inc., net
    of cash...............................          --     (10,683)         --
   Acquisition of SMC Ecuador, Inc., net
    of cash...............................          --      (2,816)         --
  Cash received for sale of Venture
   Resources, Inc., net of cash
   transferred............................          --          --       1,143
  Other...................................          --         (24)         --
                                           -----------  ----------  ----------
       Net cash used in investing
        activities........................     (51,991)    (30,831)     (4,495)
Cash Flows from Financing Activities
  Proceeds from debenture offering, net...          (7)     41,400          --
  Debenture offering costs................         (12)     (2,536)         --
  Proceeds from revolving loan............      50,813      19,200       4,300
  Payments on revolving loan..............     (10,280)    (23,100)    (15,615)
  Payments on note payable................        (208)     (1,262)       ----
  Loan acquisition costs..................        (259)        (45)       ----
  Proceeds from equity offering, net......          --         (88)     10,621
Payment on Canadian subordinated
 debentures...............................      (3,270)         --          --
                                           -----------  ----------  ----------
       Net cash provided by (used in)
        financing activities..............      36,777      33,569        (694)
Effect of Exchange Valuation on Cash......          74          (6)         --
                                           -----------  ----------  ----------
       Net (decrease) increase in cash and
        cash equivalents..................      (8,470)      9,540         (91)
  Cash and cash equivalents at beginning
   of year................................      10,011         471         562
                                           -----------  ----------  ----------
  Cash and cash equivalents at end of
   year................................... $     1,541  $   10,011  $      471
                                           ===========  ==========  ==========

The accompanying notes to consolidated financial statements of Southern Mineral
                                Corporation and
             subsidiaries are an integral part of these statements.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES
               STATEMENTS OF CONSOLIDATED CASH FLOWS--(Continued)

                                 (in thousands)

                                               For the Year Ended December 31,
                                               ---------------------------------
                                                  1998        1997      1996
                                               ----------- ---------- ----------
Supplemental disclosure of cash flow
 information:
  Cash paid for taxes......................... $       159 $      984 $     363
  Cash paid for interest......................       3,753        916     1,210
Non Cash Transactions
  Issuance of common stock for Amerac common
   stock......................................      15,433         --        --
  Issuance of common stock to key Neutrino
   employees..................................       1,095         --        --
  Issuance of common stock for property
   acquisition services.......................          50         --       326
  Change in deferred tax liability on property
   acquisitions...............................       9,562         --       284
  Directors' fees paid in stock...............         139        181        72
  Note payable for property acquisition.......          --      1,394        --
  Accretion of discount.......................          --         75        --





The accompanying notes to consolidated financial statements of Southern Mineral
                                Corporation and
             subsidiaries are an integral part of these statements.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   General Business--Southern Mineral Corporation, a Nevada corporation, with its subsidiaries ("Southern Mineral" or the "Company"), is an independent oil and gas company headquartered in Houston, Texas. The Company is engaged in the acquisition, exploitation, exploration and operation of oil and gas properties, primarily along the Gulf Coast of the United States, in Canada and in Ecuador. The Company conducts its operations in Canada exclusively through its subsidiary, Neutrino Resources Inc. ("Neutrino"). The Company's business strategy is to increase reserves and shareholder value through a balanced program of acquisitions, exploitation and exploration.

   In February 1999, the Board of Directors of the Company retained CIBC Oppenheimer Corp. as independent advisors to assist in studying strategic alternatives for maximizing shareholder value. The Company expects to evaluate a number of alternatives including, but not limited to, asset divestiture, joint ventures or alliances, a sale or merger of the Company, and other restructuring and recapitalization opportunities. The Company can give no assurances as to its success in pursuing any of the strategic alternatives or as to the terms of any transaction.

Note 1. Summary of Significant Accounting Policies

   Principles of Consolidation--The consolidated financial statements include the accounts of Southern Mineral Corporation and its wholly-owned subsidiaries. In consolidation, all significant intercompany transactions have been eliminated. The Company accounts for its investment in oil and gas partnerships and joint ventures using the proportional consolidation method.

   Revenues--Natural gas revenues generally are recorded using the sales method, whereby the Company recognizes natural gas revenue based on the amount of gas sold to purchasers on its behalf. All other revenue is also recorded using the sales method. The Company believes that imbalances related to the sales of natural gas are insignificant.

   Foreign Currency Translation--Translation adjustments results from the process of translating foreign subsidiaries' financial statements into U.S. dollars in circumstances where the subsidiaries functional currency is not the U.S. dollar. The Canadian dollar is the functional currency for the Company's Canadian subsidiaries as substantially all transactions are conducted in the local currency. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Resulting translation adjustments are reported as a component of other comprehensive income in stockholders' equity.

   Comprehensive Income--In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (" SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company adopted SFAS 130, and has reported and displayed comprehensive income, which includes foreign currency translation adjustments. Adoption of this statement did not have an impact on the Company's financial condition or results of operations as it only relates to changes in, or additions to, the financial statement disclosures.

   Property and Equipment--The Company uses the successful efforts method of accounting for its oil and gas properties. Under this method of accounting, the tangible and intangible development costs of productive wells and development dry holes are capitalized, and dry hole costs on exploratory wells are charged against income when the well is determined to be non-productive. Other exploratory expenditures, including geological and geophysical costs and delay rentals, are expensed as incurred. The cost of unevaluated leasehold acquisitions and wells in progress are included in unproven properties pending evaluation.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

   Depreciation and depletion of producing oil and gas properties are computed separately on each individual property on the unit-of-production method based on estimated proved reserves. Depreciation of other property and equipment is computed on the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years.

   For U. S. onshore properties, the Company estimates that residual salvage values of equipment approximate any future dismantlement, restoration and abandonment costs. For Canadian onshore properties, the Company provides for estimated dismantlement, restoration and abandonment on a unit of production basis. For offshore properties, the Company has fully provided for estimated dismantlement, restoration and abandonment costs.

   Maintenance and repairs are charged to expense as incurred.

   Long-Lived Assets--Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset based on Company's engineering estimates of recoverable reserves and the Company's estimates of future oil and natural gas prices. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which carrying amount of the assets exceed the fair value of the assets.

   Fair Value is estimated to be the net present value of the future cash flows based on the reserves and price estimates described above. During 1998, the Company recorded pre-tax impairment charges of $9,344,000 as a result of its determination of future cash flows based on lower oil price assumptions than previously applied. In 1997, an impairment of $2,838,000 was recognized primarily as a result of mechanical problems encountered in a well in Lafourche Parish, Louisiana that resulted in its abandonment. An impairment of $603,000 was recognized in 1996.

   Oil and Gas Properties Held for Sale--The costs of non-producing exploratory properties held for sale, including lease bonuses and other acquisition costs, are capitalized and carried at the lower of cost or estimated net realizable value. Geological, geophysical, and other exploration costs of non-producing properties are capitalized to the extent such costs are reimbursed upon sale of the property, determined by management based on the attributes of each property. Otherwise, such costs, if any, are expensed. For those properties in which the Company sells a portion of its interest, the cost of such properties, net of reimbursements, are removed from this account and are included in property and equipment if proved reserves are found. Producing oil and gas properties, which have been identified for sale, are carried at the lower of cost or estimated fair value.

   Environmental Liabilities--Environmental related costs, if any, are capitalized or expensed as appropriate. Environmental costs, if any, that relate to past events and are not associated with future production are expensed when incurred.

   Income Taxes--The Company accounts for income taxes using the asset and liability method. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

   Cash Equivalents--Management considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

   Use of Estimates in the Preparation of Financial Statements--The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Stock-Based Compensation--The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretation, and has provided pro forma disclosures of net earnings and earnings per share in accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the exercise price of the option.

   Derivative Financial Instruments--The Company uses swap contracts to hedge the effects of fluctuations in the prices of natural gas and interest rates. These transactions meet the requirements for hedge accounting, including designation and correlation. The resulting gains or losses, measured by quoted market prices, termination values or other methods, are accounted for as part of the transactions being hedged.

   Statement of Financial Accounting Standards No. 133--The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") in June 1998. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under SFAS 133, entities are required to carry all derivative instruments in the consolidated balance sheet at fair value. The Company will adopt SFAS 133 beginning in fiscal year 2000. The Company has not determined the impact that SFAS 133 will have on its financial statements.

   Earnings (loss) per Share--Basic earnings per share is based on the weighted average shares outstanding without any dilutive effects considered. Diluted earnings per share reflects dilution from all potential common shares, including options and convertible debt.

   Common stock equivalents of 493,000 shares are reflected in the calculation of diluted earnings per share for the year ended December 31, 1996. Common stock equivalents of 693,000 and 717,000 are not considered in the calculation of diluted earnings per share in 1998 and 1997, respectively, as the amounts are antidilutive. No adjustment to net income (loss) was made in calculating diluted per share earnings for 1998, 1997 and 1996. A reconciliation of the 1996 basic and diluted earnings per share is as follows (in thousands, except per share amounts):

                                                     Net income        Per Share
                                                       (loss)   Shares  Amounts
                                                     ---------- ------ ---------
      Year ended December 31, 1996
        Basic earnings per share....................   $2,434   6,621    $.37
        Effect of dilutive warrants.................       --     290      --
        Effect of dilutive stock options............       --     203      --
                                                       ------   -----    ----
        Diluted earnings per share..................   $2,434   7,114    $.34
                                                       ======   =====    ====

   Reclassifications--Certain amounts in prior financial statements have been reclassified to conform to the 1998 financial statement presentation.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

Note 2. Acquisitions

 Neutrino

   On June 23, 1998, the Company agreed to acquire 92.3% of the outstanding common shares of Neutrino, which was effective as of June 30, 1998 and funded on July 2, 1998. On July 3, 1998, the Company initiated a compulsory acquisition of the remaining shares outstanding, which was effective as of June 30, 1998 and funded on July 21, 1998. The Company acquired Neutrino through a cash tender offer for the common shares outstanding, and assumed Neutrino's bank debt and working capital deficit. Neutrino is an independent oil and gas company located in Calgary, Canada. The merger was accounted for as a purchase. The total purchase price of approximately $57,198,000, consisted of the following:

      Cash consideration for common stock......................... $ 34,091,000
      Fair value of 324,430 shares of common stock................    1,095,000
      Debt assumed and working capital deficit....................   20,307,000
      Legal, accounting and transaction costs.....................    1,705,000
                                                                   ------------
                                                                   $ 57,198,000
                                                                   ============

   The allocation of the purchase price is summarized as follows:

      Oil and gas properties and other assets (net)............... $ 66,760,000
      Deferred income taxes.......................................   (9,562,000)
                                                                   ------------
                                                                   $ 57,198,000
                                                                   ============

   Following the acquisition of Neutrino, the purchase price was reduced to reflect the proceeds from the sale of non-strategic assets in the amount of $3,390,000.

 Amerac

   On January 28, 1998, the shareholders of both the Company and Amerac Energy Corporation ("Amerac") approved the merger of Amerac into a subsidiary of the Company. Pursuant to the merger agreement, the Company issued 3,333,333 shares of its Common Stock to acquire the common stock of Amerac and assumed Amerac's outstanding debt, which was approximately $8,700,000. The debt was retired upon consummation of the acquisition. The merger was effective on January 28, 1998, and was accounted for as a purchase. The total purchase price was approximately $24,820,000:

      Issuance of Common Stock...................................  $ 15,433,000
      Debt assumed and working capital...........................     8,714,000
      Legal, accounting and transaction costs....................       673,000
                                                                   ------------
                                                                   $ 24,820,000
                                                                   ============

   Subsequent to the acquisition of Amerac, the purchase price was reduced by $7,919,000 for the sale of non-strategic assets, including Amerac's Golden Trend properties for $6,969,000 on June 30, 1998 and the Riffe Field for $510,000 on July 1, 1998.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

 Big Escambia Creek

   During 1997 and 1998, the Company acquired interests in the Big Escambia Creek Field and surrounding area in a series of six transactions. The largest acquisition was the purchase of the outstanding capital stock of BEC Energy, Inc. on May 10, 1997, for $10,640,000. BEC's assets consisted of working interests in fourteen oil and gas wells located in the Big Escambia Creek Field, Escambia County, Alabama. Thereafter, the Company acquired additional working interests in the area for $12.1 million. Each acquisition was accounted for as a purchase.

 Pro forma

   The following summarized pro forma (unaudited) information assumes the acquisitions had occurred on January 1, 1997:

                                                     Year Ended December 31,
                                                     -------------------------
                                                         1998         1997
                                                     ------------  -----------
                                                      (in thousands, except
                                                         per share data)
      Revenues...................................... $     27,160  $    37,124
      Net loss......................................      (19,333)      (6,841)
      Net loss per share-basic...................... $      (1.50) $      (.54)
      Net loss per share-diluted....................        (1.50)        (.54)

   The above pro forma results are not necessarily indicative of those that would have occurred had the acquisitions taken place at the beginning of 1998 or 1997, respectively. The above amounts reflect adjustments for interest on indebtedness incurred as part of the transaction and DD&A on revalued property, plant and equipment. During 1997 the Company made additional acquisitions, none of which would have had a material effect on the historical results of operations of the Company.

Note 3. Long-Term Debt

   Effective May 29, 1998, the Company amended its domestic bank credit facility from $38,400,000 to $45,000,000. Subsequently, the credit facility has been reduced and restructured as a result of lower oil and natural gas price assumptions, the sale of certain domestic assets and the scheduled reduction discussed below. A restructured and amended credit facility ("Amended Credit Facility") was closed on March 29, 1999. The Amended Credit Facility provides for a borrowing base of $19,353,000, plus a principal tranche of $12,500,000 ("Tranche A") that matures on September 1, 1999. The borrowing base reflects the $5,400,000 received in March 1999 for the sale of the Company's mineral interests in Texas, Mississippi and New Mexico. Upon closing of the remaining $600,000 in proceeds from the sale, the borrowing base will be reduced to $18,820,000. In addition to reductions which result from the sale of assets, the borrowing base under the Amended Credit Facility reduces $40,000 per month and is subject to semi-annual borrowing base redeterminations until maturity on June 1, 2001. The next borrowing base review is July 1, 1999. As of December 31, 1998, Tranche A principal was classified as current portion of long-term debt in the Company's Consolidated Balance Sheet.

   The Amended Credit Facility requires the Company, among other provisions, to: (i) apply the majority of proceeds from asset sales to reduction in the outstanding principal under the credit facility (to the extent the assets are not otherwise encumbered), (ii) obtain lender's approval of the Company's domestic general and administrative expense budget and (iii) pay a $187,500 restructuring fee upon completion of a transaction that allows the Company to repay Tranche A principal. The Amended Credit Facility also reduces the Company's tangible net worth requirement at December 31, 1998, thereby allowing the Company to be in compliance with the terms of its domestic credit agreement as of such date.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

   The obligations under the Amended Credit Facility are secured by substantially all of the assets of the Company and its subsidiaries other than Neutrino. The Amended Credit Facility prohibits the payment of dividends and contains certain covenants relating to the financial condition of the Company. Outstanding borrowings under the domestic bank credit facility were $35,910,000 at December 31, 1998. On March 29, 1999, outstanding borrowings under the Amended Credit Facility were $31,853,000 with no further borrowing availability. Outstanding principal under the Amended Credit Facility will bear interest at the Bank Index Rate (8.0% at December 31, 1998) to the extent of the borrowing base and at Bank Index Rate plus 1% on Tranche A principal.

   The Company believes that it will be necessary to sell significant oil and gas assets to raise the substantial additional funds necessary to meet the September 1, 1999 maturity of Tranche A principal. No assurance can be given that such transactions can be consummated on terms acceptable to the Company or its lenders, whose approval may be required. If the Company is unable to raise the necessary funds, further restructuring of its Amended Credit Facility will be required or the Company could become in default on the full amount of its indebtedness, as discussed below. In February, 1999, the Board of Directors of the Company retained CIBC Oppenheimer Corp. as independent advisors to assist in evaluating various strategic alternatives, which may include asset divestitures, joint ventures or alliances, a sale or merger of the Company or other restructuring or recapitalization opportunities. There can be no assurance that the Company will be successful in pursuing any of such strategic alternatives or as to the terms of any transaction that may be pursued. See
Note 14 to the Consolidated Financial Statements.

   Effective June 25, 1998, Neutrino entered into a new Cdn $40,000,000 (U.S. $25,838,000) revolving demand loan facility (the "Canadian Credit Facility") under which it could borrow at bank prime or Bankers Acceptance Rates plus a 1% stamping fee. At December 31, 1998, the Canadian Bank prime rate was 6.75% and the Bankers Acceptance Rate for 30-day maturities was 5.15%. Effective February 26, 1999 the borrowing base under the Canadian Credit Facility was reduced to Cdn $33,000,000 (U.S. $21,316,000) and the interest rate was increased to prime plus 1/4% and the stamping fee on Bankers Acceptance was increased to 1 1/4% per annum. These changes were a result of a lender review giving effect to lower world oil prices, the sale of certain non-strategic oil and gas properties, and the Company's financial condition. At December 31, 1998, outstanding borrowings under the Canadian Credit Facility were Cdn $28,625,000 (U.S. $18,490,000). At March 15, 1999, outstanding borrowings under the Canadian Credit Facility were Cdn $29,530,000 (U.S. $19,730,000). However, after giving consideration to the minimum working capital requirement contained in the Canadian Credit Facility, the Company estimates that at March 15, 1999, there is very little remaining borrowing availability under the facility. The Canadian Credit Facility contains certain covenants relating to the financial condition of Neutrino, including, at each quarter's end, maintenance of a working capital ratio of 1:1. In calculation of this ratio, any undrawn portion of the credit facility may be treated as if advanced and held in cash. The obligations under the Canadian Credit Facility are secured by substantially all of the assets of Neutrino. As of December 31, 1998, Neutrino was in compliance with the terms of the credit facility. The outstanding balance under the Canadian Credit Facility is classified as a current liability because of the demand feature of the loan. However, it is Management's intention that the facility be utilized to provide long-term financing for the Company.

   The Company's financial condition and liquidity are impacted by prices the Company receives for its oil and natural gas. In the first quarter of 1999, oil and natural gas prices continued to be weak. Judgments by both domestic and Canadian lenders regarding the level of future oil and natural gas prices will impact their borrowing base determinations for the Company's credit facilities.

   On October 2, 1997, the Company issued $41,400,000 of 6.875% convertible subordinated debentures due on October 1, 2007. The debentures are convertible into Common Stock of the Company at any time prior to

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES maturity, at a conversion price of $8.26 per share. Proceeds of the offering were used to reduce bank debt and fund subsequent acquisitions. Pursuant to the debenture indenture, in the event of a change of control of the Company, debenture holders have the right to require the Company to repurchase the security at face value plus accrued interest.

   The Company's substantial leverage poses certain risks, including the risk that the Company may not generate sufficient cash flow to service its indebtedness or that the Company may be unable to obtain additional financing in the future and, as a result, may not have the necessary resources to respond to market conditions and opportunities. The Company's high level of indebtedness, covenant requirements and working capital deficit subjects it to risks of default, which may significantly impair its ability to meet its liquidity needs. The Company's domestic bank credit agreement contains provisions whereby a default under the Company's Canadian Credit Facility or pursuant to the 6.875% Convertible Subordinated Debentures indenture, would create a default condition under the domestic Amended Credit Facility. In such a default condition, the banks may declare amounts under the domestic credit facility to become immediately due and payable. The holders of convertible subordinated debentures have acceleration rights if the Company is in payment default under either its domestic or Canadian credit facilities.

   The Company's ability to meet its obligations is dependent upon a number of factors, many of which are outside of the Company's control. The Company has retained CIBC Oppenheimer Corp. to assist in evaluating various strategic alternatives, which may include asset divestitures, joint ventures or alliances, a sale or merger of the Company or other restructuring or reorganization alternatives. There can be no assurance that the Company will be successful in pursuing any of such strategic alternatives or as to the terms of any transaction that may be pursued.

   Long-term debt consisted of the following at December 31, 1998 and 1997 (in thousands):

                                                                 1998    1997
                                                                ------- -------
      Domestic bank credit facility............................ $35,910 $    --
      Canadian bank credit facility (U.S.Dollars)..............  18,490      --
      Convertible subordinated debentures......................  41,400  41,400
      Other....................................................     184      --
                                                                ------- -------
          Total indebtedness...................................  95,984  41,400
      Less: Current maturities of long-term debt...............  13,124      --
        Canadian bank credit facility (U.S.Dollars)............  18,490      --
                                                                ------- -------
                                                                 64,370 $41,400
                                                                ======= =======

   Maturities of long-term debt over the next five years are as follows (in thousands):

             1999    2000  2001   2002 2003 & beyond  Total
             ----    ---- ------- ---- ------------- -------
            $13,124  $480 $22,490  --     $41,400    $77,494

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

Note 4. Fair Value of Financial Instruments

   The Company has estimated the fair value of financial instruments based on arms length transactions or quoted market values. The estimated fair values are summarized below (in thousands):

                                                     Year Ended December 31,
                                                  -----------------------------
                                                      1998           1997
                                                  ------------- ---------------
                                                   Book   Fair   Book    Fair
                                                  Value  Value   Value   Value
                                                  ------ ------ ------- -------
   Assets
     Cash and equivalents........................ $1,541 $1,541 $10,011 $10,011
   Liabilities
     Debt (including current portion)............ 95,984 64,869  41,400  37,881
     Commodity price swaps-Receivable position...     --     86      --      --

   The estimated fair value of cash and equivalents approximates book value because the amounts primarily represent cash on hand and overnight investments.

   The fair value of the Company's indebtedness is estimated based on market interest rates and quoted prices for the Company's 6.875% convertible subordinated debentures. During 1998, the Company fixed the rate of interest on the majority of its outstanding bank borrowings under its Canadian bank credit facility through interest rate swaps. At December 31, 1998, 87% of the Company's Canadian bank debt had been fixed at rates approximately equivalent to the variable rates available to the Company at year-end 1998. The estimated cost to liquidate the swap position at December 31, 1998 was $65,000.

   During 1997, the Company issued $41,400,000 of 6.875% convertible subordinated debentures. The debentures are publicly traded on the Nasdaq SmallCap Market under the symbol "SMING". The fair value was estimated based on the closing market price of the security. The closing prices on December 31, 1998 and 1997 were 25% and 92% of face value, respectively.

   During 1998, the Company entered into natural gas price swaps with third parties to hedge a portion of its production from the effects of fluctuations in the market price of natural gas. The Company uses the deferral method of accounting for its natural gas price swaps and, therefore, offsets any gain or loss on the swap contract with the realized prices for its production. While the swaps reduce the Company's exposure to declines in the market price of natural gas, this also limits the Company's gains from increases in market price. At December 31, 1998, the Company had swap contracts on approximately 420 MMcf of natural gas for the period April through October 1999 at an average price of $2.135. The Company estimates the gain from unwinding the position to be approximately $86,000 at December 31, 1998.

Note 5. Federal and State Income Taxes

   United States and foreign income (loss) before income taxes are as follows (in thousands):

                                                       Year Ended December 31,
                                                       -------------------------
                                                         1998     1997     1996
                                                       --------  -------  ------
      United States................................... $ (8,504) $(2,697) $2,018
      Foreign.........................................  (10,680)     822   1,095
                                                       --------  -------  ------
      Total........................................... $(19,184) $(1,875) $3,113
                                                       ========  =======  ======

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

   Income tax expense (benefit) attributable to income from continuing operations consists of (in thousands):

                                                     Current Deferred   Total
                                                     ------- --------  -------
   Year ended December 31, 1998:
     U.S. Federal...................................  $ --   $    --   $    --
     State and local................................    (5)       --        (5)
     Foreign........................................    11    (2,781)   (2,770)
                                                      ====   =======   =======
                                                      $  6   $(2,781)  $(2,775)
                                                      ====   =======   =======
   Year ended December 31, 1997:
     U.S. Federal...................................  $(96)  $  (311)  $  (407)
     State and local................................   112        --       112
     Foreign........................................   288       181       469
                                                      ----   -------   -------
                                                      $304   $  (130)  $   174
                                                      ====   =======   =======
   Year ended December 31, 1996:
     U.S. Federal...................................  $  8   $   306   $   314
     State and local................................     5        --         5
     Foreign........................................   387       (27)      360
                                                      ----   -------   -------
                                                      $400   $   279   $   679
                                                      ====   =======   =======

   The Company allocated state taxes of approximately $250,000 to the purchase price of Amerac as a result of the gain on sale of the Golden Trend properties in the second quarter of 1998.

   Differences between the effective tax rate and the statutory federal rate are as follows:

                                         For the Year Ended December 31,
                                         ------------------------------------
                                            1998         1997         1996
                                         ----------   ----------   ----------
      Expected statutory rate...........      (34.0)%      (34.0)%       34.0%
      Changes in valuation allowance....       23.7         38.9        (13.1)
      Foreign taxes, net of federal
       benefit..........................       (4.2)         9.7          7.6
      State taxes, net of federal
       benefit..........................         --          4.0          0.7
      Percentage depletion..............         --        (12.1)        (8.1)
      Other.............................         --          2.8          0.7
                                         ----------   ----------   ----------
      Effective tax rate................      (14.5)%        9.3%        21.8%
                                         ==========   ==========   ==========

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

   Deferred taxes consist of the following (in thousands):

                                                           For the Year Ended
                                                              December 31,
                                                           ---------------------
                                                              1998       1997
                                                           ----------  ---------
   Deferred tax assets:
     Oil and gas properties............................... $       --  $     56
     Net operating loss carryforward......................     49,689       276
     Accounts receivable..................................         34        --
     Accrued liabilities not currently deductible.........         99        --
     Foreign tax credits..................................        187        --
     Minimum tax credits..................................         11        11
     Statutory depletion carryforward.....................      4,950       386
                                                           ----------  --------
                                                               54,970       729
   Valuation allowance....................................    (53,238)     (729)
                                                           ----------  --------
       Deferred tax asset.................................      1,732        --
   Deferred tax liabilities:
     Oil and gas properties--U. S. and other..............      1,732        --
     Oil and gas properties--Canadian taxes...............      7,279     1,039
                                                           ----------  --------
       Deferred tax liability.............................      9,011     1,039
                                                           ----------  --------
     Net deferred tax liability........................... $    7,279  $  1,039
                                                           ==========  ========

   In 1998, the Company acquired Amerac, which has net operating loss carryforwards of approximately $139,827,000 and alternative minimum net operating loss carryforwards of $112,687,000. These loss carryforwards expire in years 2000 through 2018 and their utilization is subject to stringent limitations under the Internal Revenue Code. The Company maintains a valuation allowance to reduce certain deferred tax assets to amounts that are more likely than not be realized. This allowance primarily relates to the deferred tax assets established for the loss carryforwards.

   The valuation allowance for deferred tax assets as of December 31, 1998, 1997 and 1996 was $53,238,000, $729,000 and $ 0 respectively. The net change in the total valuation allowance for the year ended December 31, 1998, 1997 and 1996 was an increase of $52,509,000, $729,000 and $ 0, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate sufficient future taxable income prior to the expiration of the net operating loss carryforwards in 2012. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will be unable to fully utilize the benefits of these deductible differences and has therefore established the valuation allowance set forth above.

   For federal tax purposes, the Company had a net operating loss carryforward ("NOL") of approximately $146,144,000, $812,000 and $271,000 for the years ended December 31, 1998, 1997 and 1996. These NOLs must be utilized prior to their expiration, which is between 1999 and 2018. The Company also has statutory depletion carryforwards of $14,558,000, $1,136,000 and $468,000 at December 31, 1998, 1997 and 1996, respectively.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

Note 6. Related Party Transactions

   On January 1, 1998 the Company acquired certain U. S. onshore oil and gas properties from Petroleum Resource Management Company in exchange for 8,333 shares of Southern Mineral Common Stock. Petroleum Resource Management Company is owned and controlled by Timothy R. Weddle. Concurrent with this transaction, Mr. Weddle became an officer of Southern Mineral Corporation in the capacity of Vice President-Operations.

   In conjunction with the acquisition of Neutrino in July, 1998, 324,430 shares of Southern Mineral Common Stock were issued to key Neutrino management personnel in consideration for retention and other obligations.

   In September 1995, the Company entered into the Southern Links Group Joint Venture ("Southern Links"), to acquire, develop and market exploration prospects. The Company's joint venture partner is The Links Group, Inc. ("Links"), a company that is controlled by Robert Hillery, a director of the Company. The Company agreed to fund the third party costs of Southern Links. Any proceeds from the sale of prospects or oil and gas from such prospects is distributed 100% to the Company until it receives an amount equal to the return of its invested capital, after which time all such proceeds and property interests, if any, are to be distributed 75% to the Company and 25% to Links. In December 1998, the Company made the determination to discontinue further evaluation of certain non-producing State of Texas offshore leases which were held within the Southern Links Venture. Such leases were scheduled to expire in January 1999 unless additional rental payments were made. Pursuant to the Joint Venture agreement, the Company assigned six State of Texas leases to Links for nominal cash consideration and retention of an overriding royalty interest of 1% of 8/8th in and to the leases.

Note 7. Major Customers

   The Company is engaged in a single industry segment: the exploration, development and production of oil and gas reserves. Sales of oil and gas to customers accounting for 10% or more of revenues were as follows (in thousands):

      Customer                                              1998   1998   1996
      --------                                             ------ ------ ------
      G C Marketing Company............................... $   -- $2,267 $3,212
      Damsco Distribution.................................  3,747  1,656     --
      Diasu Oil & Gas Co., Inc............................     --  1,631     --

Note 8. Stock Options and Common Stock

   During 1997 and 1996, the Company granted options exercisable for 170,000 and 130,000 shares of Common Stock, respectively, under the Company's 1996 Stock Option Plan ("1996 SOP"). Pursuant to the 1996 SOP, the Company may grant options to purchase up to 300,000 shares (subject to customary anti-dilution adjustments) of its Common Stock to key employees of the Company. The 1996 SOP is administered by the Compensation Committee of the Company's Board of Directors, which generally has authority to establish who receives options and the terms and conditions thereof, including vesting and exercise price. The exercise price of each option granted in 1996 is the market price for the Common Stock on the date of grant, determined by reference to the most recent closing price thereof reported on the Nasdaq.

   During 1998 and 1997, the Company granted options exercisable for 359,200 and 135,000 shares of Common Stock, respectively, under the Company's 1997 Stock Option Plan ("1997 SOP"). Pursuant to the 1997 SOP, the Company may grant options to purchase up to 700,000 shares (subject to customary anti-

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES dilution adjustments) of its Common Stock to key employees of the Company. The 1997 SOP is administered by the Compensation Committee of the Company's Board of Directors, which generally has authority to establish who receives options and the terms and conditions thereof, including vesting and exercise price. The exercise price of each option granted in 1997 is the market price for the Common Stock on the date of grant, determined by reference to the most recent closing price reported on the Nasdaq Systems.

   The 1996 and 1997 Stock Option Plans were amended on December 21, 1998 to provide for the exchange and repricing of all the outstanding options held by current Company employees, except the President and CEO, for new options exercisable at a price lower than that of the cancelled options, bearing the same exercise term. The exercise price for the repriced options equaled $1.00, which was higher than the $0.625 per share closing price of the Company's Common Stock on the date of grant.

   During 1998, and in conjunction with the acquisition of Neutrino, the Company granted Non-Qualified Stock Options exercisable for 550,000 shares of Common Stock under individual agreements with key members of Neutrino management. The issuance of these Non-Qualified Stock options was administered by the Compensation Committee of the Company's Board of Directors which generally has authority to establish who receives options and the terms and conditions thereof, including vesting and exercise price. The exercise price of each non-qualified option granted in 1998 was at the market price for the Company's Common Stock on the date of the grant. However, in conjunction with repricing of options pursuant to the 1996 and 1997 SOP, as described above, the option price of Non-Qualified options issued in 1998 were also repriced, to $1.00, on December 21, 1998.

   In January 1999, the FASB issued an Exposure Draft of an Interpretation regarding APB 25 that would require the cancellation of an option and new option grant with a lower exercise price to be considered in substance a modified option. Variable-plan accounting would be required to be applied to the modified option from the date of the modification until the date of exercise. Consequently, the final measurement of compensation expense would occur at the date of exercise. The FASB determined that the proposed effective date would be the issuance date of the final interpretation that would be applied prospectively but would cover events that occur after December 15, 1998. As the option repricings described above, occurred after December 15, 1998, the new option grants will qualify for variable-plan accounting at each quarterly reporting date, beginning September 30,1999 and continuing until the options are exercised or cancelled, if the exposure draft becomes effective in its present form. The amount of compensation expense, if any, will be determined by the closing price of the Company's Common Stock at December 31, 1999.

   During 1998 and 1997, the Company granted options exercisable for 5,211 and 6,297 shares of Common Stock, respectively, under the Company's 1996 Employee Stock Purchase Plan (the "SPP"). The SPP is intended to constitute an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. Pursuant to the SPP, the Company may grant options to purchase up to 300,000 shares (subject to customary anti-dilution adjustments) of its Common Stock to employees of the Company. Options may be granted on January 1 and July 1 of each year to eligible employees who elect to participate in the SPP. The term of each option is six months from the date of grant. The number of options granted to each participant equals the quotient of
(i) the total payroll deductions authorized by the participant during the applicable option period, divided by (ii) 85% of the fair market value of the Common Stock as of the date of grant of such option. The exercise price of options under SPP is 85% of the fair market value of the Common Stock as of the date of grant or the date of exercise of such option, whichever is less, determined by reference to the most recent closing price reported on the Nasdaq Systems.

   The Company applies APB 25 and related Interpretations in accounting for stock-based compensation. Had compensation costs been determined based on the fair value at the grant dates for awards, consistent with

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES the method of prescribed in SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                        1998     1997     1996
                                                      --------  -------  ------
      Net income (loss).................. As reported $(16,409) $(2,049) $2,434
                                            Pro forma  (16,951)  (2,127)  1,938
      Basic earnings per share........... As reported $  (1.32) $ (0.22) $  .37
                                            Pro forma    (1.36)   (0.23)    .29
      Fully diluted earnings per share... As reported    (1.32)   (0.22)    .34
                                            Pro forma    (1.36)   (0.23)    .27

   The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions used for the grants issued in 1998, 1997 and 1996:

                                           1998          1997          1996
                                       ------------- ------------- -------------
      Expected volatility.............    65.63%        54.52%        52.52%
      Risk free interest rate          4.48 to 5.47% 4.48 to 5.47% 5.64 to 6.27%
      Expected life of options            3 years       3 years    3 to 7 years
      Expected dividend yield.........      0%            0%            0%

   In 1994, in connection with the offer and acceptance of employment, the Company's President was granted a non-qualified option to purchase 450,000 shares of the Company's common stock at a price of $1.00 per share. The option is non-assignable, and is exercisable until December, 2004. Payment for the option can be made in cash, common stock of the Company, or a combination thereof.

   In consideration for initiating the transactions pursuant to which the Company acquired Diverse Production Company ("DPC"), the Company granted a director of the Company an option to acquire 43,878 shares of the Company's common stock at $1.00 per share exercisable through April 2000.

   In connection with the acquisition of DPC in 1995, the Company granted options exercisable for 325,000 shares of its common stock at $1.25 a share through April 2000. Each of the individuals that received the options became directors of the Company in connection with the acquisition of DPC.

   In 1996, the Company entered into an exploration arrangement with Diasu Oil & Gas Co., Inc. ("Diasu") and Diasu's two principal shareholders. Pursuant to the arrangement, the Company issued the Diasu shareholders 175,000 shares of Common Stock and warrants to purchase up to 600,000 shares at $2.00 a share for a term of five years.

   In consideration for services as financial advisor and placement agent for the private placement in December 1996, the Company granted Morgan Keegan & Company, Inc. 120,000 warrants of the Company's common stock at $4.50 per share exercisable through December, 2001.

   In conjunction with the acquisition of Amerac in 1998, outstanding warrants to purchase 477,357 shares of Amerac Common Stock were exchanged for warrants to purchase 406,218 shares of Southern Mineral Common Stock at an average price of $6.773 per share. The warrants expire November 18, 1999. Additionally, options to purchase 201,619 shares of Amerac Common Stock at an average price of $5.88 per share were exchanged for options to purchase 171,574 shares of Southern Mineral Common Stock at an average price of $6.91 per share. Options on 35,955 Southern Mineral shares expired during 1998 and the remaining options expired on January 28, 1999.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

   A summary of the Company's stock options and warrants as of December 31, 1998, 1997 and 1996, and changes during the years ending on those dates is presented below:

                                    1998                     1997                     1996
                          ------------------------- ------------------------ -----------------------
                                      Weighted Avg.            Weighted Avg.           Weighted Avg.
                                        Exercise                 Exercise                Exercise
                            Shares        Price      Shares        Price      Shares       Price
                          ----------  ------------- ---------  ------------- --------- -------------
Outstanding at beginning
 of year................   1,965,788      $2.37     1,668,878      $1.71       818,878     $1.09
Granted.................   2,590,399       3.18       305,000       5.97       850,000      2.49
Exercised...............          --         --        (8,090)      3.00            --        --
Forfeited...............  (1,132,661)      4.00            --         --            --        --
                          ----------                ---------                ---------
Outstanding at end of
 year...................   3,423,526       2.71     1,965,788       2.37     1,668,878     $1.71
                          ==========                =========                =========
Options exercisable at
 end of year............   2,593,036                1,548,878                1,548,878
                          ==========                =========                =========

   Options granted during 1998 include the grant of repriced options; options forfeited during 1998 include the cancellation of higher priced options. The weighted-average fair value of compensatory options granted during 1998, 1997 and 1996 were $0.84, $2.51 and $1.04, respectively, per option. The following table summarizes information about options and warrants outstanding at December 31, 1998:

                                      Options Outstanding                 Options Exercisable
                          ------------------------------------------- ----------------------------
                                       Weighted Avg.     Weighted-
                            Number       Remaining        Average       Number    Weighted Average
Range of Exercise Prices  Outstanding Contractual Life Exercise Price Outstanding  Exercise Price
------------------------  ----------- ---------------- -------------- ----------- ----------------
$1.00 to 1.50...........   1,951,715     4.05 years        $ 1.04      1,121,225       $ 1.08
 2.00 to 3.50...........     704,333     1.80 years          2.14        704,333         2.14
 4.00 to 5.50...........     241,203     1.85 years          4.81        241,203         4.18
 6.00 to 7.50...........     518,386     0.80 years          6.78        518,386         6.78
 8.00 and over..........       7,889     0.08 years         31.66          7,889        31.66
                           ---------                                   ---------
                           3,423,526                                   2,593,036
                           =========                                   =========

Note 9. Commitments and Contingencies

   The Company leases its headquarters office space and its Calgary, Canada office space under a noncancellable operating leases expiring April 14, 2003 and August 31, 2000, respectively. Lease commitments at December 31, 1998 are:

            1999      2000     2001     2002    2003     Total
            ----    -------- -------- -------- ------- ----------
          $309,139  $279,623 $225,581 $225,581 $65,408 $1,105,332

   Lease expenses in 1998, 1997 and 1996 were $336,461, $136,192 and $133,755 respectively.

   The Company is involved in several lawsuits arising in the ordinary course of business, only one of which presents the possibility of a material loss. The Company's Canadian subsidiary, Neutrino Resources Inc., has been sued alleging damages resulting from the calculation of third party facility and processing fees at its Pine Creek Field, Alberta, Canada. The suit was filed on January 27, 1999 in the Court of Queen's Bench of Alberta in the Judicial District of Calgary by EnerMark Inc. The amount of alleged damages approximates U.S. $870,000. Although the outcome of litigation cannot be predicted with certainty, management believes (based on discussions with its legal counsel) that the outcome of these legal actions will not have a material adverse affect on the Company's consolidated financial condition or results of operations.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

   The Company is unaware of any possible exposure from actual or potential claims or lawsuits involving environmental matters. As such, no liability has been accrued as of December 31, 1998 and 1997.

Note 10. Quarterly Financial Data (Unaudited)

     Selected quarterly financial data of the Company are presented below for the years ended December 31, 1998 and 1997 (in thousands, except per share amounts):

                                                                         Fully
                                          Income               Basic    Diluted
                                          (Loss)     Net      Income    Income
                                           from     Income    (Loss)    (Loss)
      1998 Quarter             Revenues Operations  (Loss)   Per Share Per Share
      ------------             -------- ---------- --------  --------- ---------
      March 31................ $ 4,414   $    442  $   (295)  $ (.03)   $ (.03)
      June 30.................   4,360     (1,651)   (2,537)    (.20)     (.20)
      September 30............   6,740       (528)   (1,992)    (.16)     (.16)
      December 31.............   5,958    (12,415)  (11,585)    (.90)     (.90)
                               -------   --------  --------   ------    ------
                               $21,472   $(14,152) $(16,409)  $(1.32)   $(1.32)
                               =======   ========  ========   ======    ======
      1997 Quarter
      ------------
      March 31................ $ 4,017   $  1,620  $  1,111   $  .12    $  .12
      June 30.................   3,247      1,124       551      .06       .06
      September 30............   3,492       (212)     (269)    (.03)     (.03)
      December 31.............   3,447     (3,144)   (3,442)    (.38)     (.38)
                               -------   --------  --------   ------    ------
                               $14,203   $   (612) $ (2,049)  $ (.22)   $ (.22)
                               =======   ========  ========   ======    ======

Note 11. Retirement Benefits

   The Company terminated its 401(k) Retirement Plan in 1995, and adopted a Simplified Employee Pension Plan ("SEP"). The SEP allows employees to defer part of their salary. Employer contributions are optional, and the Company will determine annually whether it will contribute and at what level. The maximum amount that can be contributed annually per SEP plan participant, particularly from a combination of salary deferrals plus Company optional contributions, is $22,500. The Company's contributions amounted to $0, $33,784 and $22,554 in 1998, 1997 and 1996, respectively, and was 50% of the amount contributed by each of the participants in the plan during 1997 and 1996.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

Note 12. Geographic Segment Financial Data

   The Company is an independent oil and gas Company engaged in the acquisition, development and exploration of oil and natural gas properties. Information about the Company's operations by geographic area for the year ended December 31, 1998, 1997 and 1996 is as follows (in thousands):

                                            U.S.    Ecuador  Canada    Total
                                           -------  -------  -------  --------
Year ended December 31, 1998
Oil and gas sales (1)..................... $14,647  $   290  $ 6,785  $ 21,722
Loss on sales of properties...............    (234)      --      (16)     (250)
                                           -------  -------  -------  --------
                                            14,413      290    6,769    21,472
                                           -------  -------  -------  --------
Expenses:
  Production..............................   5,348      371    2,799     8,518
  Exploration.............................   2,910       --      725     3,635
  Impairment of proved oil and gas
   properties.............................   2,047    2,703    4,594     9,344
  Depreciation, depletion and
   amortization...........................   6,221      244    4,040    10,505
  General & administrative................   2,004       11    1,607     3,622
                                           -------  -------  -------  --------
                                            18,530    3,329   13,765    35,624
                                           -------  -------  -------  --------
Interest & other income, net..............     262       25       43       330
Interest expense..........................  (4,649)      --     (713)   (5,362)
                                           -------  -------  -------  --------
Net loss before income taxes..............  (8,504)  (3,014)  (7,666)  (19,184)
Income tax benefit........................      (5)      --   (2,770)   (2,775)
                                           -------  -------  -------  --------
Net loss.................................. $(8,499) $(3,014) $(4,896) $(16,409)
                                           =======  =======  =======  ========
Identifiable assets as of December 31,
 1998..................................... $63,440  $ 1,482  $61,827  $126,749
Corporate assets--cash and cash
 equivalents..............................                               1,541
                                                                      --------
Total assets..............................                            $128,290
                                                                      ========
Year ended December 31, 1997
Oil and gas sales (1)..................... $10,002  $   386  $ 3,402  $ 13,790
Gains on sales of properties..............     114       --      299       413
                                           -------  -------  -------  --------
                                            10,116      386    3,701    14,203
                                           -------  -------  -------  --------
Expenses:
  Production..............................   2,785      278      619     3,682
  Exploration.............................   1,672       76       28     1,776
  Impairment of proved oil and gas
   properties.............................   2,838     ----     ----     2,838
  Depreciation, depletion and
   amortization...........................   3,187      177      847     4,211
  General & administrative................   1,044       28    1,236     2,308
                                           -------  -------  -------  --------
                                            11,526      559    2,730    14,815
                                           -------  -------  -------  --------
Interest & other income, net..............     304       19        5       328
Interest expense..........................  (1,591)      --       --    (1,591)
                                           -------  -------  -------  --------
Net income (loss) before income taxes.....  (2,697)    (154)     976    (1,875)
Income taxes..............................    (295)      --      469       174
                                           -------  -------  -------  --------
Net income (loss)......................... $(2,402) $  (154) $   507  $ (2,049)
                                           =======  =======  =======  ========
Identifiable assets as of December 31,
 1997..................................... $42,561  $ 3,465  $ 5,838  $ 51,864
Corporate assets-cash and cash
 equivalents..............................                              10,011
                                                                      --------
Total assets..............................                            $ 61,875
                                                                      ========

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

                             U.S.    Ecuador Canada  Total
                            -------  ------- ------ -------
Year ended December 31,
 1996
Oil and gas sales (1).....  $ 8,136    $--   $3,644 $11,780
Gains on sales of
 properties...............      424     --       29     453
                            -------    ---   ------ -------
                              8,560     --    3,673  12,233
                            -------    ---   ------ -------
Expenses:
  Production..............    1,880     --      862   2,742
  Exploration.............      218     --       44     262
  Impairment of proved oil
   and gas properties.....      603     --       --     603
  Depreciation, depletion
   and amortization.......    1,896     --      979   2,875
  General &
   administrative.........      802     --      880   1,682
                            -------    ---   ------ -------
                              5,399     --    2,765   8,164
                            -------    ---   ------ -------
Interest & other income,
 net......................       99     --      187     286
Interest expense..........   (1,242)    --       --  (1,242)
                            -------    ---   ------ -------
Net income before income
 taxes....................    2,018     --    1,095   3,113
Income taxes..............      319     --      360     679
                            -------    ---   ------ -------
Net income................  $ 1,699    $--   $  735 $ 2,434
                            =======    ===   ====== =======
Identifiable assets as of
 December 31, 1996........  $17,646    $--   $6,269 $23,915
Corporate assets--cash and
 cash equivalents.........                              471
                                                    -------
Total assets..............                          $24,386
                                                    =======

--------
(1) Includes sulfur revenues of $700,000, $250,100 and $0 in 1998, 1997 and 1996, respectively.

Note 13. Oil and Gas Producing Activities

   The Company's capitalized costs of all oil and gas properties and related allowances for depreciation and depletion are as follows at December 31 (in thousands):

                                                    1998      1997     1996
                                                  --------  --------  -------
      Proved properties.......................... $136,833  $ 53,437  $24,888
      Unproved properties........................    5,454       494      525
      Less accumulated depreciation, depletion
       and amortization..........................  (28,546)  (11,905)  (5,072)
                                                  --------  --------  -------
      Total...................................... $113,741  $ 42,026  $20,341
                                                  ========  ========  =======

   The Company's depreciation, depletion and amortization costs per Mcfe in 1998, 1997 and 1996 were $0.94, $0.78 and $0.60, respectively. The Company's share of oil and gas revenues produced from its royalty interests was $966,000, $1,053,000 and $979,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

   Costs incurred in oil and gas property acquisition, exploration and development activities were as follows (in thousands):

                                                 United
                                                 States  Ecuador Canada   Total
                                                 ------- ------- ------- -------
   As of December 31, 1998
   Property acquisition costs
     Proved..................................... $22,885 $   --  $50,452 $73,337
     Unproved...................................   1,979     --    3,812   5,791
   Exploration costs............................   4,150     --      923   5,073
   Development cost.............................   3,838    505    1,410   5,753
                                                 ------- ------  ------- -------
       Total costs incurred..................... $32,852 $  505  $56,597 $89,954
                                                 ======= ======  ======= =======
   As of December 31, 1997
   Property acquisition costs
     Proved..................................... $22,492 $2,582  $    -- $25,074
     Unproved...................................      --     --       --      --
   Exploration costs............................   5,606     76       --   5,682
   Development cost.............................   2,209  1,023      402   3,634
                                                 ------- ------  ------- -------
       Total costs incurred..................... $30,307 $3,681  $   402 $34,390
                                                 ======= ======  ======= =======
   As of December 31, 1996
   Property acquisition costs
     Proved..................................... $ 4,595 $   --  $    -- $ 4,595
     Unproved...................................      --     --       --      --
   Exploration costs............................     373     --       --     373
   Development cost.............................     426     --      642   1,068
                                                 ------- ------  ------- -------
       Total costs incurred..................... $ 5,394 $   --  $   642 $ 6,036
                                                 ======= ======  ======= =======

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

Reserve Quantity Information (unaudited)

   The following three tables reflect the estimated proved reserves of the Company. The oil and gas reserves are principally onshore in the continental United States, Canada and Ecuador. The Company's reserve information has been based on estimates prepared by or audited by independent petroleum engineers. Netherland, Sewell & Associates, Inc. ("NSA") prepared the domestic reserve estimates as of December 31, 1995 and 1997 and audited the December 31, 1996 domestic reserve estimates prepared by the Company. NSA prepared most of the domestic reserve estimates as of December 31, 1998. The Company prepared the remaining reserve estimates, and Ryder Scott Company ("RSC") audited those results. McDaniel & Associates Consultants Ltd. prepared the Canadian reserve estimates as of December 31, 1995, 1996 and 1997. Chapman Petroleum Engineering Ltd. prepared most of the Canadian reserve estimates as of December 31, 1998, while Gilbert Laustsen Jung Associates Ltd. prepared the remaining reserve estimates as of such date. The Ecuador reserves were prepared by RSC as of December 31, 1997. As a result of the decline in world oil prices, the Company's reserves in Ecuador are not economic as of December 31, 1998. The Company's U.S. oil reserves (including, oil, condensate and natural gas liquids) have been prepared using average prices of $9.67, $16.91 and $24.41 per barrel and average natural gas prices of $2.17, $2.20 and $3.91 per Mcf, as of December 31, 1998, 1997 and 1996, respectively. The Canadian reserves have been prepared using average oil prices of $8.71, $15.30 and $23.66 per barrel and average gas prices of $1.72, $1.34 and $1.62 per Mcf, as of December 31, 1998, 1997 and 1996, respectively. Ecuador reserves were prepared using an average oil price of $18.00 per barrel as of December 31, 1997.

                                 U.S.              Ecuador             Canada                 Total
                         ---------------------  --------------- ---------------------  ---------------------
                            Oil        Gas        Oil      Gas     Oil        Gas         Oil        Gas
                          (Bbls)      (Mcf)      (Bbls)   (Mcf)  (Bbls)      (Mcf)      (Bbls)      (Mcf)
                         ---------  ----------  --------  ----- ---------  ----------  ---------  ----------
Proved Reserves
 Balance,
  December 31, 1995.....   687,401  20,644,438        --    --    729,135   4,716,121  1,416,536  25,360,559
 Extensions, discoveries
  and additions.........     6,081     479,336        --    --     31,351   1,506,458     37,432   1,985,794
 Revisions of previous
  estimates.............    33,975    (519,051)       --    --    (12,623)     79,948     21,352    (439,103)
 Purchase and sale of
  minerals in place
  (net).................   109,252   4,590,014        --    --         --          --    109,252   4,590,014
 Production.............  (120,855) (2,396,379)       --    --   (112,563)   (961,527)  (233,418) (3,357,906)
                         ---------  ----------  --------   ---  ---------  ----------  ---------  ----------
 Balance,
  December 31, 1996.....   715,854  22,798,358        --    --    635,300   5,341,000  1,351,154  28,139,358
 Extensions, discoveries
  and additions.........    20,480   2,869,630    26,395    --     15,774      95,139     62,649   2,964,769
 Revisions of previous
  estimates.............    53,743    (814,731)  (26,395)   --    (30,595)    384,760     (3,247)   (429,971)
 Purchase and sale of
  minerals in place
  (net)................. 1,746,890   7,702,198   489,971    --     (1,793)   (295,974) 2,235,068   7,406,224
 Production.............  (186,759) (2,554,072)  (23,966)   --    (93,486)   (942,625)  (304,211) (3,496,697)
                         ---------  ----------  --------   ---  ---------  ----------  ---------  ----------
 Balance,
  December 31, 1997..... 2,350,208  30,001,383   466,005    --    525,200   4,582,300  3,341,413  34,583,683
 Extensions, discoveries
  and additions.........   237,189  12,903,760        --    --    170,912          --    408,101  12,903,760
 Revisions of previous
  estimates.............  (192,935) (2,362,293) (437,413)   --         --          --   (630,348) (2,362,293)
 Purchase and sale of
  minerals in place
  net................... 1,004,373  12,066,855        --    --  3,656,928  24,914,483  4,661,301  36,981,338
 Production.............  (406,920) (4,219,528)  (28,592)   --   (321,040) (2,212,983)  (756,552) (6,432,511)
                         ---------  ----------  --------   ---  ---------  ----------  ---------  ----------
 Balance,
  December 31, 1998..... 2,991,915  48,390,177        --    --  4,032,000  27,283,800  7,023,915  75,673,977
                         =========  ==========  ========   ===  =========  ==========  =========  ==========

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

                                 U.S.            Ecuador           Canada               Total
                         -------------------- ------------- -------------------- --------------------
                            Oil       Gas       Oil    Gas     Oil       Gas        Oil       Gas
                          (Bbls)     (Mcf)    (Bbls)  (Mcf)  (Bbls)     (Mcf)     (Bbls)     (Mcf)
                         --------- ---------- ------- ----- --------- ---------- --------- ----------
Proved Developed
 Reserves
 Balance,
  December 31, 1996.....   608,705 19,361,667      --   --    635,300  5,341,000 1,244,005 24,702,667
 Balance,
  December 31, 1997..... 2,334,122 29,156,068 466,005   --    525,200  4,582,300 3,325,327 33,738,368
 Balance,
  December 31, 1998..... 2,731,986 40,605,557      --   --  3,899,100 26,773,600 6,631,086 67,379,157

Standardized measure of discounted future net cash flows (unaudited)

   The information that follows has been developed by the Company pursuant to procedures prescribed by Statement of Financial Accounting Standards No. 69 of the Financial Accounting Standards Board and utilizes reserve data estimated by independent petroleum engineering firms and by the Company. The information may be useful for certain comparison purposes, but should not be solely relied upon in evaluating the Company or its performance. Moreover, the projections should not be construed as realistic estimates of future cash flows, nor should the standardized measure be viewed as representing current value.

   The future cash flows are based on sales prices, costs and statutory income tax rates in existence at the dates of the projections. Since future projections are inherently imprecise, material revisions to reserve estimates may occur in the future. Further, production of the oil and gas reserves may not occur in the periods assumed, and actual prices realized and actual costs incurred are expected to vary from those used. Management does not rely upon the information that follows in making investment and operating decisions; rather, those decisions are based upon a wide range of factors, including estimates of proved and probable reserves, and price and cost assumptions different from those reflected herein.

   The following table sets forth the standardized measure of discounted future net cash flows from projected production of the Company's proved oil and gas reserves as of December 31 (in thousands):

                                           U.S.    Ecuador  Canada    Total
                                         --------  -------  -------  --------
At December 31, 1998
Future cash inflows..................... $142,303  $    --  $91,260  $233,563
Future production and development
 costs..................................  (50,542)      --  (36,274)  (86,816)
Future income taxes.....................  (13,061)      --   (9,423)  (22,484)
                                         --------  -------  -------  --------
    Future net cash flows...............   78,700       --   45,563   124,263
10% Annual discount.....................  (35,241)      --  (18,312)  (53,553)
                                         --------  -------  -------  --------
Standardized measure of discounted
 future net cash flows.................. $ 43,459  $    --  $27,251  $ 70,710
                                         ========  =======  =======  ========
At December 31, 1997
Future cash inflows..................... $106,515  $ 8,388  $16,240  $131,143
Future production and development
 costs..................................  (32,626)  (4,829)  (6,847)  (44,302)
Future income taxes.....................  (12,368)     (40)  (1,287)  (13,695)
                                         --------  -------  -------  --------
    Future net cash flows...............   61,521    3,519    8,106    73,146
10% Annual discount.....................  (22,211)  (1,138)  (1,825)  (25,174)
                                         --------  -------  -------  --------
Standardized measure of discounted
 future net cash flows.................. $ 39,310  $ 2,381  $ 6,281  $ 47,972
                                         ========  =======  =======  ========

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

                                             U.S.    Ecuador Canada    Total
                                           --------  ------- -------  --------
At December 31, 1996
Future cash inflows......................  $109,510    $--   $26,814  $136,324
Future production and development costs..   (22,340)    --    (8,101)  (30,441)
Future income taxes......................   (22,719)    --    (4,869)  (27,588)
                                           --------    ---   -------  --------
    Future net cash flows................    64,451     --    13,844    78,295
10% Annual discount......................   (24,842)    --    (4,119)  (28,961)
                                           --------    ---   -------  --------
Standardized measure of discounted future
 net cash flows..........................  $ 39,609    $--   $ 9,725  $ 49,334
                                           ========    ===   =======  ========

   The following are the principal sources of change in the standardized measure of discounted future net cash flows (in thousands):

                                                                        Total
                                                                       Company
                                                                       --------
At December 31, 1998
Standardized measure--beginning of year............................... $ 47,972
Oil and gas sales, net of production costs............................  (12,685)
Purchases and sales of reserves in place (net)........................   34,630
Net changes in prices, net of production costs........................  (12,578)
Extensions and discoveries............................................   14,576
Revisions to previous quantity estimates..............................   (2,681)
Net change in income taxes............................................   (8,926)
Accretion of discount.................................................    4,870
Changes in estimated future development costs.........................   (2,345)
Development costs incurred during the period..........................    5,686
Other.................................................................    2,191
                                                                       --------
Standardized measure--end of year..................................... $ 70,710
                                                                       ========
At December 31, 1997
Standardized measure--beginning of year............................... $ 49,334
Oil and gas sales, net of production costs............................  (10,108)
Purchases and sales of reserves in place (net)........................   21,950
Net changes in prices, net of production costs........................  (29,801)
Extensions and discoveries............................................    3,282
Revisions to previous quantity estimates..............................     (225)
Net change in income taxes............................................   12,117
Accretion of discount.................................................    6,408
Changes in estimated future development costs.........................     (129)
Changes in production rates and other.................................   (4,856)
                                                                       --------
Standardized measure--end of year..................................... $ 47,972
                                                                       ========

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

                                                                        Total
                                                                       Company
                                                                       --------
At December 31, 1996
Standardized measure--beginning of year............................... $ 24,600
Oil and gas sales, net of production costs............................   (9,038)
Purchases and sales of reserves in place (net)........................   12,835
Net changes in prices, net of production costs........................   21,735
Extensions and discoveries............................................    6,259
Revisions to previous quantity estimates..............................   (1,528)
Net change in income taxes............................................  (11,930)
Accretion of discount.................................................    2,725
Changes in estimated future development costs.........................     (786)
Changes in production rates and other.................................    4,463
                                                                       --------
Standardized measure--end of year..................................... $ 49,335
                                                                       ========

   The Company's foreign reserves per Mcfe in 1998, 1997 and 1996 were 44%, 19% and 25% of total reserves, respectively.

Note 14. Subsequent Events

   On March 29, 1999, the Company executed amendments to its domestic bank credit agreement. See Note 3 to the Consolidated Financial Statements.

   On March 11, 1999, the Company sold its mineral interests and substantially all of its royalty interests in Texas, New Mexico and Mississippi for $6.0 million, subject to certain adjustments. The sale encompassed 235,000 net mineral acres and proved reserves of 4.4 Bcfe as of December 31, 1998. Of the $6.0 million sales price, $5.4 million was closed and funded on March 11, 1999. The remainder of the transaction is expected to close before May 11, 1999, following the satisfaction of certain conditions. Proceeds will be used to reduce indebtedness and for other corporate purposes.

   In February 1999, the Board of Directors of the Company retained CIBC Oppenheimer Corp. as independent advisors to assist in studying strategic alternatives for maximizing shareholder value. The Company expects to evaluate a number of alternatives, including but not limited to, asset divestiture, joint ventures or alliances, a sale or merger of the Company, and other restructuring and recapitalization opportunities. The Company can give no assurances to its success in pursuing any of the strategic alternatives or as to the terms of any transactions.

   On January 19, 1999, the Company was advised that its Common Stock was not in compliance with Nasdaq Stock Market listing qualifications. A key requirement for Nasdaq listing is maintenance of a minimum closing bid price equal to or greater than $1.00 per share of common stock.

   Unless the Company's Common Stock satisfies the Nasdaq minimum bid requirement before April 19, 1999, or unless the Company is granted an extension, the Company's Common Stock will be scheduled for delisting. The Company believes that continued listing on the Nasdaq is important to maintaining the liquidity of its common stock and is considering steps to come into compliance with the listing requirements. The Company cannot assure that it will be successful in maintaining its Nasdaq listing.

ITEM 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

   None.

   In filing the Annual Report on Form 10-K of Southern Mineral Corporation (the "Company" or the "Registrant"), the Company incorporated certain information required by Part III by reference to the Company's Proxy Statement for the 1999 Annual Meeting of Stockholders. The Company's Proxy Statement for the 1999 Annual Meeting of Stockholders will not be filed within the 120-day period following the end of the Company's fiscal year ended December 31, 1998. Accordingly, the Registrant hereby amends Part III of its Annual Report on Form 10-K as set forth below to include such information:

                                    PART III

ITEM 10. Directors and Executive Officers of the Registrant

   The Company's directors and executive officers and their ages as of April 30, 1999 are as follows:

                         Director Since Age                          Position
                         -------------- ---                          --------
Jeffrey W.C. Arsenych...      1998       41 Director and Chief Executive Officer of Neutrino
B. Travis Basham........      1995       60 Director
David W. Beckwermert....      1998       41 Director and President of Neutrino
Michael R. Dawson.......      N/A        45 Vice President-Finance and Chief Financial Officer
Thomas R. Fuller........      1995       51 Director
Robert R. Hillery.......      1993       70 Director
E. Ralph Hines, Jr......      1985       70 Director
Howell H. Howard........      1960       71 Chairman of the Board of Directors
Billy W. Lee............      N/A        53 Vice President-Engineering
Steven H. Mikel.........      1995       47 Director, President, Chief Executive Officer and Secretary
James E. Nielson........      1993       68 Director
Jeffrey B. Robinson.....      1998       54 Director
John A. Walker..........      N/A        49 Vice President-Exploration
Michael D. Watford......      1998       45 Director
Timothy R. Weddle.......      N/A        52 Vice President-Operations
Donald H. Wiese, Jr.....      1995       57 Director
Spencer L. Youngblood...      1995       53 Director

   Jeffrey W.C. Arsenych is the Chairman and Chief Executive Officer of Neutrino Resources Inc., a Canadian subsidiary of the Company ("Neutrino"), and has served as the Chief Executive Officer of Neutrino since its inception in 1993. From 1990 to 1993, Mr. Arsenych was Senior Coordinator of Business Development with Saskatchewan Oil and Gas Corporation (now Wascana Energy, Inc.). Prior to 1990, Mr. Arsenych was Manager of Exploration Ventures and subsequently Manager of Corporate Development with Triton Canada Resources, Ltd. (now Transwest Energy Ltd.). Mr. Arsenych is a founder of Neutrino. Mr. Arsenych holds a B.A. from the University of Regina and an M.B.A. from the University of Western Ontario.

   B. Travis Basham has served, since 1988, as a Manager of four Texas general partnerships operating under the Diverse name and headquartered in San Antonio, Texas, all of which are engaged in the oil and gas exploitation and production business (collectively, the "Diverse Partnerships"). Mr. Basham also has served as President of Venucot, Inc., an oil and gas production and management company, since 1987. Mr. Basham is a certified public accountant with prior administrative and financial positions with New London, Inc. (1985-1986), Gulf Energy and Development Corp. (1976-1983), and Enserch (1959-1976). Mr. Basham received a B.B.A. in accounting from Southern Methodist University.

   David W. Beckwermert is the President of Neutrino. Mr. Beckwermert has over 15 years of entrepreneurial business experience in various businesses. In 1983, he joined a Canadian chartered bank's regional office in Saskatoon as a management officer, later advancing to Program Review Analyst for the Treasury Board Division of the Saskatchewan Department of Finance. Mr. Beckwermert subsequently served as Manager-Capital Financing and Forecasting and as a Director in the Technical Services Division of SPMC. In 1992 he became Director of Policy and Legislation for the Saskatchewan Department of Environment and Resource Management. Mr. Beckwermert is one of the founders of Neutrino where he has held various management positions in the past five years. He graduated from Lakehead University with degrees in Business Administration and Forestry.

   Michael R. Dawson joined the Company in October 1998 and is Vice President-Finance. Mr. Dawson has in excess of twenty years of experience in the oil and gas finance industry, beginning his career at Shell Oil Company in Houston, Texas and New Orleans, Louisiana. Mr. Dawson served most recently at Union Texas Petroleum Holdings, Inc. of Houston, Texas as Director of Acquisitions and Portfolio Management. Mr. Dawson received his B.B.A. from the University of Iowa in 1975 and his CPA certification from the State of Texas.

   Thomas R. Fuller has been a Manager of the Diverse Partnerships since 1988. Since 1983, he has served as President of Wyogram Oil Company, which is engaged in the oil and gas production business. In addition, he has served as President of Michmatt, Inc. since 1992. He has also served as a vice president of Hillin Oil Company (1980-1986) and First City National Bank (1974-1980), and a drilling and reservoir engineer with Exxon Company, U.S.A. (1970-1974). He holds a B.S. in petroleum engineering from the University of Wyoming, and attended Louisiana State University's Graduate School of Banking.

   Robert R. Hillery has served as President and Chief Executive Officer of The Links Group, Inc. ("LGI") since 1984. From 1984 until 1992, Mr. Hillery was Director and President of Gulf Exploration Consultants, Inc. ("GEC"). Both LGI and GEC are engaged in oil and gas exploration. He also has been a member of the Board of Trustees of Phillips University since 1982. Mr. Hillery graduated from Phillips University with a B.A. in geology, mathematics and physics.

   E. Ralph Hines, Jr. has been a partner of Moon & Hines Oil Exploration, an oil and gas exploration partnership, since 1994. Since 1994, he also has been Vice President of Moon-Hines-Tigrett Operating Co., Inc., an oil and gas operating company.

   Howell H. Howard has been Trustee of the Ehlco Liquidating Trust since 1986 and was Chairman of the Board of Edward Hines Lumber Company from 1981 until its liquidation in January 1989. Mr. Howard is a director of Harris Bank. Mr. Howard has been Chairman of the Board of the Company since July 1981.

   Billy W. Lee has been Vice President-Engineering of the Company since June 1997. He served as President of an independent oil and gas company from 1984 through June 1997. He earned a B.S. in petroleum engineering and an M.B.A. from Texas A&M University. Mr. Lee has worked with Tenneco and BP Huddleston Company in Houston.

   Steven H. Mikel has been the Company's President, Chief Executive Officer and a director since January 1995. He has also been the Company's Secretary since April 1999. From May 1993 to December 1994, he was an independent consultant in the oil and gas industry, acting as a financial advisor to small and medium-sized independent oil and gas companies in their capital formation activities. Mr. Mikel was a co-founder and served as the Managing Director of Resource Investors Management Company (RIMCO), an oil and gas investment management company, from October 1985 to April 1993. He began his career as a corporate finance attorney in Hartford, Connecticut, and then worked in finance with Aetna Life and Casualty, where he specialized in natural resource industries. Mr. Mikel received his B.A. and J.D. degrees from Syracuse University and his M.B.A. from the University of Connecticut.

   James E. Nielson has held the position of President and Chief Executive Officer of Nielson & Associates, Inc. since 1992. From 1979 through 1992, he was President and Chief Executive Officer of JN Oil and Gas Company, an oil and gas exploration company. He has served as Director of the American Petroleum Institute, Rocky Mountain Oil and Gas Association and Shoshone First Bank since 1974, 1989 and 1992, respectively.

Mr. Nielson was President of Rocky Mountain Oil and Gas Association from 1993 to 1995. Mr. Nielson received a B.S. in business administration from the University of Wyoming.

   Jeffrey B. Robinson has served as the President and Chief Executive Officer of Fremont Exploration, Inc. since April 1999, an Oklahoma-based international oil and gas company. He was the former President and Chief Executive Officer of Centas Technical Services, L.L.C. from February 1998 through March 1999 and was President and Chief Executive Officer of Amerac Energy Corporation from July 1994 through January 1998. He was previously with Amax Oil and Gas Inc. Mr. Robinson joined the Company's Board of Directors in January of 1998 following the merger of Amerac with and into the Company. Mr. Robinson received a B.S. in petroleum engineering from Marietta College in Marietta, Ohio.

   John A. Walker has been Vice President-Exploration of the Company since May 1996. He has twenty-one years of petroleum exploration and production experience with major and independent companies, most recently as Exploration Manager of Stone & Webster Oil Company, Inc. from January 1994 to January 1996, and as an independent geological/geophysical consultant from March 1987 to December 1993. Mr. Walker received a B.S. in geology (1972) and an M.S. in geology (1975) from Ohio University. Mr. Walker is an AAPG Certified Petroleum Geologist, No. 4378.

   Michael D. Watford has served as Chairman and Chief Executive Officer of Ultra Petroleum since January 1999. He was President, Chief Operating Officer and Chief Executive Officer of Nuevo Energy Company from 1994 through September 1997. He was President of Torch Energy Marketing, Inc. from 1990 until 1993. Mr. Watford began his career in 1975 with Shell Oil Company where he held various positions in exploration and production, refining, chemicals, and mining. He later held a number of positions of increasing responsibility at Superior Oil Company and Meridian Oil, Inc. Mr. Watford has a B.S. in finance from the University of Florida and an M.B.A. from the University of New Orleans.

   Timothy R. Weddle Vice President-Operations of the Company since January 1, 1998, has twenty-seven years of petroleum engineering and management experience. Mr. Weddle joined the Company in 1998. Mr. Weddle held various engineering and supervisory positions with Exxon Corporation domestically and overseas, onshore and offshore. He managed the operations of a domestic exploration company for fourteen years and was President and owner of Petroleum Resource Management Co., an oil and gas operating company from 1993 through 1997. Mr. Weddle is a Registered Professional Engineer in Texas. He graduated with honors from the University of Texas at Austin with a B.S. in chemical engineering.

   Donald H. Wiese, Jr. has been, since 1986, a Manager of the Diverse Partnerships, and since 1981, has been President of Heathery Resources, Inc., an oil and gas consulting company. He has served as President of BHW Energy, Inc. since 1994. He was retained by Primary Fuels, Inc. to establish and manage its oil and gas acquisition program and was responsible for $240,000,000 in producing property acquisitions from 1981 to 1987. Mr. Wiese was President of Nord Petroleum Corporation from 1979 to 1981 and Vice-President of American Express' international oil and gas project financing group from 1976 to 1979. His technical training includes evaluation and appraisal experience as Vice President of DeGolyer and MacNaughton (1973-1976), and oil and gas operations with Texaco, Inc. (1965-1973). Mr. Wiese is a graduate of New Mexico State University and a Registered Professional Engineer.

   Spencer L. Youngblood has been an independent oil and gas investor and President of Kona, Inc., an oil and gas production company, since 1990. From 1984 to 1990, he was Senior Vice President with Geodyne Resources, Inc., where he directed more than $200,000,000 in acquisitions. Mr. Youngblood began his career at Aminoil in 1975 and worked with Gulf Energy and Development Corp. from 1981 to 1984. He earned a B.S. in petroleum engineering from Louisiana State University and an M.B.A. from Florida Technological University.

 Terms of Office

   Each of the Company's directors will hold office until the Company's Annual Meeting of Stockholders or until his successor is duly elected and qualified. All executive officers of the Company serve at the discretion of the Board of Directors.

 Section 16(a) Beneficial Ownership Reporting Compliance.

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, officers and persons holding more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission and any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted (i) initial reports of ownership, (ii) reports of changes in ownership and (iii) annual reports of ownership of Common Stock and other equity securities of the Company. Such directors, officers and ten percent stockholders are also required to furnish the Company with copies of all such filed reports.

   Based solely upon review of the copies of such reports furnished to the Company and written representations that no other reports were required during 1998, the Company believes that all of the Company's executive officers and directors complied with Section 16(a) reporting requirements during 1998 except as follows: each of Jeffrey W.C. Arsenych, David W. eckwermert, Michael R. Dawson, Billy W. Lee, John A. Walker and Timothy R. Weddle failed to file a Form 5 on a timely basis with respect to the repricing of options to purchase the Company's Common Stock.

ITEM 11. Executive Compensation.

 Director Compensation

   The Company reimburses each director for his actual and necessary expenses reasonably incurred in connection with attending meetings of the Board of Directors and its committees. In April 1997, the Board of Directors adopted the 1997 Non-Employee Director Compensation Plan ("1997 Plan") which is effective through May 2002. Under the 1997 Plan, non-employee directors are entitled to receive 1,000 shares of Common Stock for each Board of Directors meeting attended, excluding telephonic meetings. No retainer or other compensation for serving as a director of the Company was paid during 1998.

 Executive Officer Compensation

   The following table reflects all forms of compensation for Steven H. Mikel, John A. Walker, Billy W. Lee, Timothy R. Weddle and James H. Price's services to the Company during the applicable years ended December 31, 1998, December 31, 1997 and December 31, 1996 by the Company:

                           SUMMARY COMPENSATION TABLE

                                                                 Long-Term Compensation
                                                              -----------------------------------
                                    Annual Compensation              Awards               Payouts
                              ------------------------------- ---------------------       -------
                                                                         Securities
                                                              Restricted Underlying
                                                 Other Annual   Stock     Options/         LTIP    All Other
   Name and Principal                     Bonus  Compensation   Awards      SARs          Payouts Compensation
        Position         Year Salary ($)   ($)       ($)         ($)         (#)            ($)       ($)
   ------------------    ---- ---------- ------- ------------ ---------- ----------       ------- ------------
Steven H. Mikel......... 1998  $175,000       --      --          --           --            --     $   515(1)
 President, Chief        1997  $150,000  $60,000      --          --           --            --     $ 5,265(1)(2)
 Executive Officer and   1996  $125,750  $50,000      --          --       10,000            --     $ 5,265(1)(2)
 Secretary
John A. Walker.......... 1998  $125,000       --      --          --      120,000(3)(4)      --     $   477(5)
 Vice President--        1997  $ 90,000  $24,000      --          --           --            --     $ 5,227(2)(5)
 Exploration             1996  $ 73,125  $20,000      --          --           --            --     $ 2,887(5)(6)
Billy W. Lee............ 1998  $125,000       --      --          --      100,000(4)(7)      --     $   985(8)
 Vice President
  Engineering            1997  $ 45,243  $24,000      --          --           --            --     $   187(9)
Timothy R. Weddle....... 1998  $110,000       --      --          --           --            --
 Vice President
  Operations               --        --       --      --          --       50,000(4)(10)
James H. Price(11)...... 1998  $ 78,750       --      --          --           --            --     $89,644(5)(12)
 Vice President-Finance  1997  $ 90,000  $20,000      --          --       70,000            --     $ 5,227(2)(5)
                         1996  $ 73,125       --      --          --       50,000            --     $ 5,227(2)(5)

--------
(1) Includes $515 per year computed in accordance with Internal Revenue Service guidelines for premiums paid on term life insurance exceeding $50,000 in coverage. Substantially all employees of the Company are covered by term life insurance policies.
(2) Includes $4,750 contributed by the Company to each officer's account in the Company's Simplified Employee Pension Plan in which substantially all of the Company's employees are eligible to participate.
(3) Comprised of an option originally granted on May 15, 1996 to purchase 50,000 shares, an option originally granted on March 4, 1997 to purchase 20,000 shares and an option originally granted on November 14, 1997 to purchase 50,000 shares, with exercise prices ranging from $3.00 to $6.75 per share. All of such options were repriced to $1.00 per share by the Compensation Committee effective December 21, 1998.
(4) See "Option/SAR Grants in Last Fiscal Year" table below.
(5) Includes $477 for each year computed in accordance with Internal Revenue Service guidelines for premiums paid on term life insurance exceeding $50,000 in coverages. Substantially all employees of the Company are covered by term life income policies.
(6) Includes $2,410 contributed by the Company for Mr. Walker's account in the Company's Simplified Employee Pension Plan in which substantially all of the Company's employees are eligible to participate.
(7) Comprised of an option originally granted in July 1, 1997 to purchase 50,000 shares at $5.00 per share and an option originally granted on November 14, 1997 to purchase 50,000 shares at $6.75 share. All of such options were repriced to $1.00 per share by the Compensation Committee effective December 21, 1998.
(8) Includes $985 for 1998 computed in accordance with Internal Revenue Service guidelines for premiums paid on term life insurance exceeding $50,000 in coverage.
(9) Includes $187 contributed by the Company for Mr. Lee's account in the Company's Simplified Employee Pension Plan in which substantially all of the Company's employees are eligible to participate.
(10) Comprised of an option originally granted on January 1, 1995 to purchase 50,000 shares at $5.50 per share. This option was repriced to $1.00 per share by the Compensation Committee effective December 21, 1998.
(11) Mr. Price was no longer employed by the Company effective September 1998.
(12) Includes compensation of $89,167 pursuant to a Severance Agreement by and between the Company and James H. Price as of September 30, 1998, $26,250 of which was paid in 1998 and $62,917 of which is to be paid in 1999.

                  OPTION/SAR GRANTS GRANTS IN LAST FISCAL YEAR

                                              Percent of Total
                         Number of Securities   Options/SARs
                              Underlying         Granted to    Exercise or             Grant Date
                         Options/SARs Granted   Employees in   Base Price  Expiration   Present
        Name(1)                 (#)(2)              1998        ($/Share)    Date(3)  Value ($)(4)
        -------          -------------------- ---------------- ----------- ---------- ------------
Billy W. Lee............        50,000              4.3%          $1.00     07/01/02     $5,648
                                50,000              4.3%          $1.00     11/14/02     $5,545
John A. Walker..........        50,000              4.3%          $1.00     05/15/01     $5,923
                                20,000              1.7%          $1.00     03/04/02     $2,292
                                50,000              4.3%          $1.00     11/14/02     $5,545
Timothy R. Weddle.......        50,000              4.3%          $1.00(5)  01/01/03     $5,525

--------
(1) Except for Mr. Weddle, neither Mr. Mikel nor any of the other named executive officers was granted any options or SARs during 1998.
(2) The options become exercisable as to one-third of the shares after the expiration of one year from the date of grant, as to two-thirds after the expiration of two years and in full after the expiration of three years from the date of grant. Options are granted for a term of five years, subject to termination 90 days following termination of employment. Each option vests in full upon death, disability, normal retirement or a change of control of the Company.
(3) Reflects the original expiration date of the original grant of options which was not affected by repricing of the options.
(4) The dollar amounts represent the value calculated using the Black-Scholes option pricing model and using December 21, 1998, the date on which such options were repriced, as the applicable grant date. The actual value, if any, realized will depend on the excess of the stock price over the exercise price at the date the option is exercised. The estimated values under that model are based on assumptions that include (i) a stock price volatility of 65.63%, (ii) a discount rate of 4.48% and (iii) a dividend yield of 0%. The Company's use of the Black-Scholes model to indicate the present value of each grant is not an endorsement of this valuation.
(5) Reflects the repricing of options by the Compensation Committee of the Board of Directors effective December 21, 1998. The last sales price for the Common Stock on December 21, 1998, as reported in the consolidated reporting system for Nasdaq National Market issues, was $0.625.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                   AND OPTION/SAR VALUE AT DECEMBER 31, 1998

                                           Number of Securities Underlying        Value of Unexercised In-the-
                                              Unexercised Options/SARs                Money Options/SARs at
                          Shares                at December 31, 1998                  December 31, 1998(1)
                         Acquired  Value   -----------------------------------    -----------------------------
          Name              On    Realized  Exercisable        Unexercisable       Exercisable   Unexercisable
          ----           -------- -------- ----------------   ----------------    -----------------------------
Steven H. Mikel.........     0      $ 0               460,000                  0      $            0 $            0
Billy W. Lee............     0      $ 0                33,332             66,668      $            0 $            0
John A. Walker..........     0      $ 0                56,665             63,335      $            0 $            0
James H. Price..........     0      $ 0                27,446                667      $            0 $            0
Timothy R. Weddle.......     0      $ 0                    --             50,000      $            0 $            0

--------
(1) Based upon the last sales price of $0.719 per share on December 31, 1998, as reported in the consolidated reporting system for Nasdaq National Market issues.

 Simplified Employee Pension Plan

   The Company terminated its 401(k) Retirement Plan in 1995, and adopted a Simplified Employee Pension Plan ("SEP"). The SEP allows employees to defer part of their salary. Employer contributions are optional, and the Company will determine annually whether it will contribute and at what level. The maximum amount that can be contributed annually per SEP plan participant, particularly from a combination of salary deferrals plus Company optional contributions, is $22,500. The Company's contributions amounted to $0, $33,784 and $22,554 in 1998, 1997 and 1996, respectively, and was 50% of the amount contributed by each of the participants in the plan during 1997 and 1996.

 Compensation Committee

   The following persons served on the compensation committee of the Company's Board of Directors during the fiscal year ended December 31, 1998: Howell H. Howard, E. Ralph Hines, Jr. and James E. Nielson.

 Employment Contracts and Change in Control Arrangements

   Effective July 1, 1998, the Company entered into an employment agreement with each of Messrs. Arsenych and Beckwermert in connection with the Neutrino acquisition. The agreement with Mr. Arsenych provides for a one-year initial term of employment at Cdn.$170,000 per year, plus a grant of options to purchase 200,000 shares of the Company's Common Stock at a price of $3.75 per share (which options were repriced to $1.00 per share effective December 21, 1998) and a grant of certain additional shares of the Company's Common Stock to be held in escrow pending completion of certain term of service requirements or a change of control of the Company. The agreement with Mr. Beckwermert provides for a one-year initial term of employment at Cdn.$160,000 per year, plus a grant of options to purchase 200,000 shares of the Company's Common Stock at a price of $3.75 per share (which options were repriced to $1.00 per share effective December 21, 1998) and a grant of certain additional shares of the Company's Common Stock to be held in escrow pending completion of certain term of service requirements or a change of control of the Company. See "Item 13. Certain Relationships and Related Transactions." These agreements will terminate effective June 30, 1999.

   In addition, pursuant to a retention plan established by resolution of the Board effective January 7, 1999, each officer is entitled to one year's salary, payable in a lump sum, upon termination resulting from a change of control. Pursuant to this retention plan, in the event of termination in connection with a change of control, Messrs. Mikel, Lee, Walker and Weddle would be entitled to receive payments of $175,000, $125,000, $125,000 and $110,000, respectively.

   In September 1998, the Company entered into a severance agreement with James
H. Price, formerly Vice President--Finance of the Company. In connection with the termination of his employment pursuant to such severance agreement, he is entitled to salary continuation and benefits through June 30, 1999. The total amount of such salary is $89,167, $26,250 of which was paid in 1998 and $62,917 of which is to be paid in 1999.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management.

   The following table sets forth, as of March 31, 1999, the number of shares of the Company's Common Stock owned by each director and director nominee of the Company, executive officer named in the Summary Compensation Table above, and all of the Company's directors and executive officers as a group. Based on publicly-available filings with the Securities and Exchange Commission, the Company knows of no person or entity, other than those listed below, who is the holder of more than five percent of its voting securities. Unless otherwise indicated, each holder has sole voting and investment power with respect to the shares of Common Stock owned by such holder, and is a United States citizen, except that Messrs. Arsenych and Beckwermert are Canadian citizens.

                                                        Amount and
                                                        Nature of      Percent
                                                        Beneficial       of
      Name and Address of Beneficial Owner              Ownership       Class
      ------------------------------------              ----------     -------
      Centennial Associates, L.P. and affiliates ......   762,009(1)     6.0%
       900 Third Avenue
       New York, NY 10022
      Jeffrey W.C. Arsenych............................   163,758        1.3%
      B. Travis Basham.................................   522,807(2)     4.1%
      David W. Beckwermert.............................    94,192          *
      Michael R. Dawson................................    10,000          *
      Thomas R. Fuller.................................   522,807(3)     4.1%
      Robert R. Hillery................................    72,828(4)       *
      E. Ralph Hines, Jr...............................    59,108(5)       *
      Howell H. Howard.................................   570,417(6)     4.5%
      Billy W. Lee.....................................    34,332(7)       *
      Steven H. Mikel..................................   547,421(8)     4.3%
      James E. Nielson.................................    33,147(9)       *
      Jeffrey B. Robinson..............................    86,497(10)      *
      John A. Walker...................................    86,959(11)      *
      Michael D. Watford...............................     4,000          *
      Timothy R. Weddle................................    25,974(12)      *
      Donald H. Wiese, Jr. ............................   516,307(13)    4.0%
      Spencer L. Youngblood............................   516,807(14)    4.0%
      All Directors and Officers as a group (17
       persons)........................................ 3,867,361       30.2%

--------
*  Less than one percent of outstanding Common Stock.
(1) As reported in the Schedule 13G filed by Centennial Energy Partners, L.P. ("Centennial") on March 25, 1999, consists of 350,399 shares of Common Stock, 373,479 shares of Common Stock, 38,131 shares of Common Stock, 723,878 shares of Common Stock, 762,009 shares of Common Stock, 762,009 shares of Common Stock owned by Centennial, Tercentennial Energy Partners, L.P. ("Tercentennial"), Joseph H. Reich & Co., Inc. ("JHR & Co."), Centennial Energy Partners, L.L.C. ("Energy"), Joseph H. Reich and Peter K. Seldin, respectively. All of the foregoing parties share voting and dispositive powers over such shares. JHR & Co. has the power to dispose of the shares of Common Stock held by it in the Managed Account, which power may be exercised by the employees of JHR & Co. who have investment authority. Energy, the general partner of Centennial and Tercentennial, has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by each of the foregoing. Joseph H. Reich, as the Managing Member of Energy, has the power to vote and dispose of the Common Stock beneficially held by Energy and as President of JHR & Co., has the power to dispose of the shares of the Managed Account. Peter K. Seldin is a non-managing member of Energy who has been delegated the authority to vote and dispose of the shares of Energy and as Vice President of JHR & Co. has the power to dispose of the shares of Common Stock held by it in the Managed Account.

(2) Includes 376,985 shares held by Venucot, Inc., a corporation controlled by Mr. Basham, and 7,924 and 69,576 shares issuable upon exercise of presently exercisable options held by Mr. Basham and Venucot, Inc., respectively.
(3) Includes 376,985 shares held by Michmatt, Inc., a corporation controlled by Mr. Fuller, and 7,924 and 69,576 shares issuable upon exercise of presently exercisable options held by Mr. Fuller and Michmatt, Inc., respectively.
(4) Includes 43,878 shares issuable upon exercise of a presently exercisable option, and 6,054 shares issuable upon conversion of $50,000 of the Company's 6.875% Convertible Subordinated Debentures ("Convertible Debentures") at a conversion rate of 121.07 shares of Common Stock per $1,000 of Convertible Debentures (the "Convertible Rate").
(5) Includes 41,750 shares owned by Mr. Hines' wife and 4,358 shares issuable upon conversion of $36,000 of Convertible Debentures at the Conversion Rate.
(6) Includes 363,633 shares held in trusts of which Mr. Howard or his wife serves as a co-trustee and shares voting and dispositive power, and 26,488 shares owned directly by Mr. Howard's wife.
(7) Includes 33,332 shares issuable upon exercise of presently exercisable options.
(8) Includes 460,000 shares issuable upon exercise of presently exercisable options, and 2,421 shares issuable upon conversion of $20,000 of Convertible Debentures at the Conversion Rate, which Convertible Debentures are held in trusts of which Mr. Mikel is trustee and possesses voting and dispositive power.
(9) Includes 4,000 shares held by Nielson & Associates, Inc., a corporation controlled by Mr. Nielson, and 847 issuable upon conversion of $7,000 of Convertible Debentures at the Conversion Rate.
(10) Includes 1,276 shares indirectly held by Mr. Robinson's children.
(11) Includes 79,999 shares issuable upon exercise of presently exercisable options and 484 shares issuable upon conversion of $4,000 of Convertible Debentures at the Conversion Rate.
(12) Includes 8,133 shares held by Petroleum Resource Management Company, a company controlled by Mr. Weddle, and 16,666 shares issuable upon exercise of presently exercisable options.
(13) Includes 369,485 shares held by DHW Energy, Inc., a corporation controlled by Mr. Wiese, and 7,924 and 69,576 shares issuable upon exercise of presently exercisable options held by Mr. Wiese and DHW Energy, Inc., respectively.
(14) Includes 376,985 shares held by Kona, Inc., a corporation controlled by Mr. Youngblood, and 7,924 and 69,576 shares issuable upon exercise of presently exercisable options held by Mr. Youngblood and Kona, Inc., respectively.

ITEM 13. Certain Relationships and Related Transactions.

   On January 1, 1998, the Company acquired certain U.S. onshore oil and gas properties from Petroleum Resource Management Company in exchange for 8,333 shares of the Company's Common Stock. Petroleum Resource Management Company is owned and controlled by Timothy R. Weddle. Concurrent with this transaction, Mr. Weddle became an officer of Southern Mineral Corporation in the capacity of Vice President-Operations.

   In conjunction with the acquisition of Neutrino in July 1998, 324,430 shares of the Company's Common Stock were issued to key Neutrino management personnel (including 144,407 shares to Mr. Arsenych and 86,333 shares to Mr. Beckwermert) in consideration for retention and other obligations. The total purchase price for the Neutrino shares was $57,198,000, including assumption of debt and working capital deficit.

   In September 1995, the Company entered into the Southern Links Group Joint Venture ("Southern Links") to acquire, develop and market exploration prospects. The Company's joint venture partner is LGI, a company that is controlled by Robert Hillery, a director of the Company. The Company agreed to fund the third party costs of Southern Links. Any proceeds from the sale of prospects or oil and gas from such prospects is distributed 100% to the Company until it receives an amount equal to the return of its invested capital, after which time all such proceeds and property interests, if any, are to be distributed 75% to the Company and 25% to LGI. In December 1998, the Company made the determination to discontinue further evaluation of certain non-producing State of Texas offshore leases which were held within the Southern Links Venture. Such leases were scheduled to expire in January 1999 unless additional rental payments were made. Pursuant to the Joint Venture agreement, the Company assigned six State of Texas leases to LGI for nominal cash consideration and retention of an overriding royalty interest of 1% of 8/8th in and to the leases.

   In January 1998, the Company consummated the transactions contemplated by an Amended and Restated Agreement and Plan of Merger ("Merger Agreement") executed November 17, 1997 by and among Amerac Energy Corporation ("Amerac"), SMC Acquisition Corp., a Delaware Corporation, and the Company. Pursuant to the Merger Agreement, the Company acquired all of Amerac's outstanding capital stock in consideration for issuing to Amerac's stockholders (including Mr. Robinson) the right to receive 3,333,333 shares of the Company's Common Stock. Subsequent to the acquisition, a number of non-strategic Amerac properties were sold and the remainder became a part of the Company's U.S. oil and gas asset base. Pursuant to the Merger Agreement, Mr. Robinson became a director of the Company.

                                    PART IV

ITEM 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

   (a)(1) The following documents are filed as a part of this report:

     The following consolidated financial statements of the Company are included in Part II, Item 8. of this report:

                                                                            Page
                                                                            ----
      Consolidated Statements of Income.................................... H-27
      Consolidated Balance Sheets.......................................... H-28
      Consolidated Statements of Cash Flows................................ H-29
      Consolidated Statements of Stockholders' Equity...................... H-30
      Notes to Consolidated Financial Statements........................... H-31
      Report of independent accountants.................................... H-32

   (a)(2) Exhibits

  Exhibit
  Numbers                               Description
  -------                               -----------
    2.1     Agreement by 779776 Alberta Ltd. to purchase all of the outstanding
            Common Shares of Neutrino at a price of $1.80 (Canadian) per Common
            Share, dated May 29, 1998. (filed with Form 8-K of Registrant dated
            July 2, 1998 (Commission File No. 0-8043 and incorporated herein by reference).
    2.2     Agreement and Plan of Merger, dated as of November 17, 1997, by and among the Company, AEC Acquisition Corp. and Amerac (filed with original Form 8-K of Registrant dated
            November 17, 1997 (Commission File No. 0-8043 and incorporated herein by reference)).
    3.1     Restated Articles of Incorporation of the Company (filed as Exhibit
            3.1 to the Company's
            Form 8-K dated January 28, 1998 (Commission File No. 0-8043) and incorporated herein by reference).
    3.2     Amended and Restated Bylaws of the Company, as amended
            (incorporated herein by reference to Exhibit (a)(3)(b) of Item 14,
            Part IV of the Company's Annual Report on Form 10-K filed for the year ended December 31, 1989 (Commission File No. 0-8043)).
    4.1     Indenture pursuant to which the Company's 6.875% Convertible
            Subordinated Debentures due 2007 are issued (incorporated by reference to Form S-2 Registration 333-35843 dated
            September 17, 1997).

  Exhibit
  Numbers                               Description
  -------                               -----------
   *10.1    Stock Option Agreement made as of December 31, 1994 between
            Southern Mineral Corporation and Steven H. Mikel (incorporated by reference to Exhibit (h) to the Company's annual report on Form 10-
            K for year ended December 31, 1994 1989 (Commission File No. 0-
            8043)).
   *10.2    Southern Mineral Corporation 1995 Non-Employee Director
            Compensation Plan (incorporated by reference to Exhibit (k) to the
            Company's annual report on Form 10-K dated December 31, 1994
            (Commission File No. 0-8043)).
   10.3     Credit Agreement, dated December 20, 1995, between Southern Mineral
            Corporation, SMC Production Co., San Salvador Development Company,
            Inc., Venture Resources, Inc., Venture Pipeline Company, VenGas
            Pipeline Company, Spruce Hills Production Company, Inc., and
            Compass Bank-Houston for Reducing Revolver Line of Credit of up to
            $25,000,000 (incorporated by reference to Exhibit 10.1 to Form 8-K of Registrant dated December 20, 1995 (Commission File No. 0-
            8043)).
   10.4     Promissory Note, dated December 20, 1995, in the original principal amount of $25,000,000 made by Southern Mineral Corporation, SMC
            Production Co., San Salvador Development Company, Inc., Venture
            Resources, Inc., Venture Pipeline Company, VenGas Pipeline Company,
            Spruce Hills Production Company, Inc. in favor of Compass Bank-
            Houston (incorporated by reference to Exhibit 10.2 to Form 8-K of
            Registrant dated December 20, 1995 (Commission File No. 0-8043)).
   10.5     Credit Agreement, dated December 20, 1995, between Southern Mineral
            Corporation, SMC Production Co., San Salvador Development Company,
            Inc., Venture Resources, Inc., Venture Pipeline Company, VenGas
            Pipeline Company, Spruce Hills Production Company, Inc. and Compass
            Bank-Houston for Term Loan of $3,500,000 (incorporated by reference to Exhibit 10.3 to Form 8-K of Registrant dated December 20, 1995
            (Commission File No. 0-8043)).
   10.6     Promissory Note, dated December 20, 1995, in the original principal amount of $3,500,000 made by Southern Mineral Corporation, SMC
            Production Co., San Salvador Development Company, Inc., Venture
            Resources, Inc., Venture Pipeline Company, VenGas Pipeline Company,
            Spruce Hills Production Company, Inc. in favor of Compass Bank-
            Houston (incorporated by reference to Exhibit 10.4 to Form 8-K of
            Registrant dated December 20, 1995 (Commission File
            No. 0-8043)).
   *10.7    1996 Stock Option Plan (incorporated by reference to Exhibit 10.10 to Form 10-KSB dated December 31, 1995 (Commission File No. 0-
            8043)).
   *10.8    1996 Employee Stock Purchase Plan (incorporated by reference to
            Exhibit 10.11 to
            Form 10-KSB dated December 31, 1995 (Commission File No. 0-8043)).
   10.9     Joint Venture Agreement, dated October 1, 1995, between Southern
            Mineral Corporation and
            The Links Group, Inc. (incorporated by reference to Exhibit 10.12 to Form 10-KSB dated December 31, 1995 (Commission File No. 0-
            8043)).
  *10.10    Option Agreement, dated January 5, 1996, between Southern Mineral
            Corporation and Diasu Oil & Gas Company, Inc. covering the exploration joint venture (incorporated by reference to Exhibit
            10.13 to Form 10-KSB dated December 31, 1995 (Commission File No.
            0-8043)).
  *10.11    Stock Option Agreement dated April 6, 1995, between Southern
            Mineral Corporation and Robert R. Hillery (incorporated by reference to Exhibit 10.14 to Form 10-KSB dated December 31, 1995
            (Commission File No. 0-8043)).
   10.12    Subscription Agreement and Assumption of Obligations, dated January
            5, 1995, between Southern Mineral Corporation and Gary L. Chitty, and Thomas J McMinn (incorporated by reference to Exhibit 10.15 to
            Form 10-KSB/A-1 dated December 31, 1995 (Commission File
            No. 0-8043)).

  Exhibit
  Numbers                               Description
  -------                               -----------
   10.13    Amendment to Credit Agreement between Southern Mineral Corporation et al and Compass Bank-Houston dated August 30, 1996 (incorporated by reference to Exhibit 10.1 to Form 8-K of the Company dated
            August 30, 1996 (Commission File No. 0-8043)).
   10.14    Second Amendment to Credit Agreements between the Company and
            Compass Bank dated December 17, 1996 (incorporated by reference to
            Exhibit 10.14 to Form 10-KSB dated December 31, 1996 (Commission
            File No. 0-8043)).
   10.15    Third Amendment to Credit Agreement between the Company and Compass
            Bank, dated
            June 10, 1997 (incorporated by reference to Exhibit 10.15 to Form
            S-2 (Commission File
            No. 333-35843)).
   10.16    Fourth Amendment to Credit Agreement between the Company and
            Compass Bank, dated
            June 30, 1997 (incorporated by reference to Exhibit 10.1 to Form
            10-QSB for the quarterly period ended June 30, 1997 (Commission
            File No. 0-8043)).
  *10.17    Incentive Stock Option Agreement between the Company and M. M.
            Jenson, dated
            August 26, 1997 (incorporated by reference to Exhibit 10.17 to Form
            S-2 (Commission File
            No. 333-35843)).
   10.18    Fifth Amendment to Credit Agreement between the Company and Compass
            Bank, dated December 31, 1997 (incorporated by reference to Exhibit
            10.1 to Form 8-K dated January 28, 1998 (Commission File No. 0-
            8043)).
   10.19    Sixth Amendment to Credit Agreement between the Company and Compass
            Bank, dated
            January 28, 1998 (incorporated by reference to Exhibit 10.2 to Form
            8-K dated January 28, 1998 (Commission File No. 0-8043 )).
   10.20    Letter Agreement between the Company and Amerac, dated November 17,
            1997 (incorporated by reference to Exhibit 10.18 to Form S-4
            (Commission File No. 333-42045)).
   10.21    Letter Agreement between the Company and Amerac, dated November 21,
            1997 (incorporated by reference to Exhibit 10.19 to Form S-4
            (Commission File No. 333-42045)).
   10.22    Amended and Restated Credit Agreement between the Company, Compass
            Bank-Houston and First Union National Bank dated June 19, 1998
            (incorporated by reference to Exhibit 10.1 to Form 10-QSB for the quarterly period ended June 30, 1998 (Commission File No. 0-8043)).
   10.23    Letter Amendment dated November 4, 1998, to the Amended and
            Restated Credit Agreement between the Company, Compass Bank-Houston and First Union National Bank dated June 19, 1998 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-QSB for the
            quarterly period ended September 30, 1998).
  *10.24    1997 Stock Option Plan (incorporated by reference to Form S-8, filed April 28, 1998, Registration No. 333-51237 (Commission File
            No. 333-420450)).
   10.25    Neutrino Resources Inc. Credit Facility Agreement with National
            Bank of Canada as amended February 26, 1999 (filed herewith).
  *10.26    Neutrino Resources Inc. Employee Stock Savings Plan effective July
            8, 1998 (filed herewith).
   10.27    Second Amendment to Amended and Restated Credit Agreement between the Company, Compass Bank-Houston and First Union National Bank
            dated March 29, 1999 (filed herewith).
  *10.28    Amendment to Incentive Stock Option Agreement of the Company (filed herewith).
  *10.29    Board Resolution of the Company establishing a Retention Plan in the event of a change of control of the Company dated January 7,
            1999 (filed herewith).
   21.1     Subsidiaries of the Company (filed herewith).
   23.1     Consent of KPMG LLP (filed herewith).
   23.2     Consent of Netherland, Sewell & Associates, Inc. (filed herewith).

  Exhibit
  Numbers                               Description
  -------                               -----------
   23.3     Consent of McDaniel & Associates Consultants, Ltd. (filed
            herewith).
   23.4     Consent of Ryder Scott Company (filed herewith).
   23.5     Consent of Chapman Petroleum Engineering, Ltd. (filed herewith).
   23.6     Consent of Gilbert Laustsen Jung Associates Ltd. (filed herewith).
   27.1     Financial Data Schedule (filed herewith).

--------
* Management Contracts, Plans or Arrangements to Item 601(b)(10)(iii)(A) of regulation S-K.

(a) Reports on Form 8-K

   Form 8-K/A filed September 11, 1998, reporting the acquisition of Neutrino Resources, Inc. financial statements and exhibits and filed as an exhibit to the Form 8-K filed on July 17, 1998.

                                   SIGNATURES

   Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                          SOUTHERN MINERAL CORPORATION

                                                /s/  Steven H. Mikel
                                          By __________________________________
                                                     Steven H. Mikel
                                              President and Chief Executive
                                                         Officer

Date: March 29, 1999

   Pursuant with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: March 29, 1999

   Pursuant with the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----

   /s/  Jeffrey W.C. Arsenych        Director, Chairman and Chief    March 29, 1999
____________________________________ Executive Officer Neutrino
       Jeffrey W.C. Arsenych         Resources Inc.

      /s/ B. Travis Basham           Director                        March 29, 1999
____________________________________
         B. Travis Basham

    /s/  David W. Beckwermert        Director, President & Chief     March 29, 1999
____________________________________ Operating Officer--Neutrino
        David W. Beckwermert         Resources, Inc.

   /s/    Michael R. Dawson          Vice President--Finance and     March 29, 1999
____________________________________ Chief Financial Officer
          Michael R. Dawson

     /s/  Thomas R. Fuller           Director                        March 29, 1999
____________________________________
          Thomas R. Fuller

     /s/  Robert R. Hillery          Director                        March 29, 1999
____________________________________
         Robert R. Hillery

    /s/  E. Ralph Hines, Jr.         Director                        March 29, 1999
____________________________________
        E. Ralph Hines, Jr.

     /s/  Howell H. Howard           Director and Chairman of the    March 29, 1999
____________________________________ Board of Directors
          Howell H. Howard

             Signature                           Title                    Date
             ---------                           -----                    ----

       /s/  M. M. Jenson             Treasurer                       March 29, 1999
____________________________________ (principal accounting
           M. M. Jenson              officer)

       /s/ Steven H. Mikel           Director, President and         March 29, 1999
____________________________________ Chief Executive Officer
          Steven H Mikel

      /s/  James E. Nielson          Director                        March 29, 1999
____________________________________
          James E. Nielson

  /s/    Jeffrey B. Robinson         Director                        March 29, 1999
____________________________________
         Jeffrey B. Robinson

    /s/  Michael D. Watford          Director                        March 29, 1999
____________________________________
         Michael D. Watford

   /s/  Donald H. Wiese, Jr.         Director                        March 29, 1999
____________________________________
        Donald H. Wiese, Jr.

   /s/  Spencer L. Youngblood        Director                        March 29, 1999
____________________________________
       Spencer L. Youngblood

                                                                         ANNEX I

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-Q

[X]QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
   1934

                 For the quarterly period ended March 31, 1999

                                       OR

[_]TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
   OF 1934

     For the transition period from ______________ to ______________

                         Commission file number: 0-8043

                          SOUTHERN MINERAL CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

               Nevada                                  36-2068676
   (State or Other Jurisdiction of                  (I.R.S. Employer
   Incorporation or Organization)                  Identification No.)


     1201 Louisiana, Suite 3350                        77002-5609
           Houston, Texas                              (Zip Code)
   (Address of Principal Executive
              Offices)

       Registrant's Telephone Number, Including Area Code: (713) 658-9444

   Check whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                              Yes   X    No

   Indicate the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: As of May 4, 1999, there were 12,803,488 shares of the Registrant's common stock outstanding.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          SOUTHERN MINERAL CORPORATION

                               TABLE OF CONTENTS

PART I. FINANCIAL INFORMATION
Item 1. Unaudited Consolidated Financial Statements
CONSOLIDATED FINANCIAL STATEMENTS:
  Consolidated Balance Sheets as of March 31, 1999 (unaudited) and December
   31, 1998................................................................   3
  Unaudited Consolidated Statements of Operations for the three months
   ended March 31, 1999 and 1998...........................................   4
  Unaudited Consolidated Statements of Cash Flows for the three months
   ended March 31, 1999 and 1998...........................................   5
  Notes to Consolidated Financial Statements...............................   6
Item 2. Management's Discussion and Analysis of Financial Condition and
 Results of Operations
  Financial Condition and Results of Operations............................  11
  Liquidity and Capital Resources..........................................  12
Item 3. Quantitative and Qualitative Disclosures about Market Risk.........  16
PART II. OTHER INFORMATION
Item 6. Exhibits and Reports on Form 8-K...................................  17

                         PART I--FINANCIAL INFORMATION

Item 1. Unaudited Consolidated Financial Statements

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                      (in thousands, except share amounts)

                                                       March 31,   December 31,
                        ASSETS                            1999         1999
------------------------------------------------------ ----------  ------------
                                                       (Unaudited)
Current Assets
  Cash................................................  $    677     $  1,541
  Receivables.........................................     4,810        5,602
  Other...............................................       680          633
                                                        --------     --------
    Total current assets..............................     6,167        7,776
Property and equipment, at cost using successful
 efforts method for
 oil and gas activities
  Oil and gas producing properties....................   138,339      136,833
  Mineral rights......................................        --          167
  Unproven properties.................................     3,673        3,634
  Office equipment....................................       547          580
  Accumulated depreciation, depletion and
   amortization.......................................   (30,149)     (27,027)
                                                        --------     --------
                                                         112,410      114,187
Properties held for sale and other....................     6,543        6,327
                                                        --------     --------
    Total assets......................................  $125,120     $128,290
                                                        ========     ========
         LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------
Current Liabilities
  Accounts payable....................................  $  7,455     $ 10,300
  Canadian bank loan..................................    18,590       18,490
  Current portion of long-term debt...................    13,169       13,124
                                                        --------     --------
    Total current liabilities.........................    39,214       41,914
Long-Term Debt (less current portion).................    60,273       64,370
Deferred Income Taxes.................................     7,204        7,279
Stockholders' Equity
  Preferred stock, par value $.01 per share;
   authorized 5,000,000 shares at March 31, 1999; none
   issued.............................................        --           --
  Common stock, par value $.01 per share; authorized
   50,000,000 shares at March 31, 1999; issued
   12,894,711 and 12,884,672 shares at March 31, 1999
   and December 31, 1998, respectively; outstanding
   12,803,488 and 12,793,449 shares at March 31, 1999
   and December 31, 1998, respectively................       129          128
  Additional paid-in capital..........................    30,852       30,848
  Accumulated other comprehensive loss-foreign
   currency translation adjustment....................    (1,535)      (2,304)
  Retained deficit....................................   (10,965)     (13,893)
  Less: Treasury stock................................       (52)         (52)
                                                        --------     --------
    Total stockholders' equity........................    18,429       14,727
                                                        --------     --------
    Total liabilities and stockholders' equity........  $125,120     $128,290
                                                        ========     ========

The accompanying notes to consolidated financial statements of Southern Mineral
                                  Corporation
           and subsidiaries are an integral part of these statements.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                           Three Months Ended
                                                               March 31,
                                                           -------------------
                                                             1999      1998
                                                           --------- ---------
                                                              (Unaudited)
Revenue
  Oil and gas ...........................................  $  5,621  $   4,410
  Gains on sales of properties and other assets..........     5,073          4
                                                           --------  ---------
                                                             10,694      4,414
Expenses
  Production.............................................     2,081      1,163
  Exploration ...........................................        47        139
  Depreciation, depletion and amortization ..............     3,081      1,610
  General and administrative ............................     1,040      1,060
                                                           --------  ---------
                                                              6,249      3,972
                                                           --------  ---------
Income from operations ..................................     4,445        442
Other income, expenses and deductions
  Interest and other income .............................        27         92
  Interest and debt expense .............................    (1,774)      (834)
                                                           --------  ---------
Income (loss) before income taxes........................     2,698       (300)
Provision (benefit) for foreign, federal and state income
 taxes
  Current provision......................................        33         25
  Deferred benefit.......................................      (263)       (30)
                                                           --------  ---------
                                                              (230)         (5)
                                                           --------  ---------
Net income (loss)........................................  $  2,928  $    (295)
                                                           ========  =========
Net income (loss) per share-basic........................  $    .23  $   (0.03)
                                                           ========  =========
Net income (loss) per share-diluted......................  $    .20   $ (0.03)
                                                           ========  =========
Weighted average number of shares outstanding-basic......    12,800     11,486
                                                           ========  =========
Weighted average number of shares outstanding-diluted....    17,812     11,486
                                                           ========  =========

The accompanying notes to consolidated financial statements of Southern Mineral
     Corporation and subsidiaries are an integral part of these statements.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                           Three Months Ended
                                                               March 31,
                                                           -------------------
                                                             1999      1998
                                                           --------- ---------
                                                              (Unaudited)
Cash Flows from Operating Activities
  Net income (loss) ...................................... $  2,928  $    (295)
  Adjustments to net income ..............................   (4,439)      (176)
                                                           --------  ---------
    Net cash used in operating activities ................   (1,511)      (471)
Cash Flows from Investing Activities
  Proceeds from sales of properties ......................    6,204          5
  Acquisition of Amerac, net of cash received ............       --     (8,242)
  Acquisition of Neutrino, net of cash received ..........      285         --
  Capital expenditures ...................................   (1,161)    (8,136)
                                                           --------  ---------
    Net cash provided by (used in) investing activities...    5,328    (16,373)
Cash Flows from Financing Activities
  Payments of long-term debt .............................   (4,437)        --
  Proceeds from long-term debt............................       --      7,800
  Debenture offering costs ...............................       --        (12)
  Payments on note payable ...............................       --       (208)
  Loan acquisition costs..................................     (258)       (68)
                                                           --------  ---------
    Net cash (used in) provided by financing activities...   (4,695)     7,512
Effect of exchange rate changes on cash ..................       14         --
                                                           --------  ---------
    Net decrease in cash and cash equivalents.............     (864)    (9,332)
  Cash and cash equivalents at beginning of period .......    1,541     10,011
                                                           --------  ---------
  Cash and cash equivalents at end of period ............. $    677  $     679
                                                           ========  =========
Supplemental disclosure of cash flow information
  Cash paid for interest ................................. $  2,940  $   1,412
  Cash paid for taxes ....................................       45         27
Non-cash Investing and Financing Activities
  Issuance of common stock in exchange for Amerac common
   stock.................................................. $      0  $  15,000
  Issuance of common stock for property acquisition.......        0         50
  Directors' fees paid in stock...........................        5         82

The accompanying notes to consolidated financial statements of Southern Mineral
     Corporation and subsidiaries are an integral part of these statements.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

   The consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, though the Company believes that the disclosures are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest Annual Report to the Securities and Exchange Commission on Form 10-K, as amended, for the year ended December 31, 1998. In the opinion of the Company, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position as of March 31, 1999 and December 31, 1998, the results of operations for the three months ended March 31, 1999 and 1998 and statements of cash flows for the three months then ended have been included.

   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Earnings (loss) per Share--Basic earnings per share is based on the weighted average shares outstanding without any dilutive effects considered. Diluted earnings per share reflects dilution from all potential common shares, including options and convertible debt.

   For the period ended March 31, 1998, the issuance or conversion of potential common shares of 5,164,000 would have had an antidilutive effect on the diluted earnings per share calculation and therefore were not considered in the calculation of the diluted weighted average number of shares outstanding.

   Reclassifications--Certain amounts in prior financial statements may have been reclassified to conform to the 1999 financial statement presentation.

   Comprehensive Income--Comprehensive income includes all changes in a company's equity, including, among other things, foreign currency translation adjustments and unrealized gains (losses) on marketable securities classified as available-for-sale. The Company's total comprehensive income (loss) for the three months ended March 31, 1999 and 1998 was as follows (in thousands):

                                                            Three months ended
                                                                March 31,
                                                            -------------------
                                                              1999      1998
                                                            --------- ---------
      Net income (loss).................................... $   2,928 $   (295)
      Foreign currency translation adjustment..............       769       26
                                                            --------- --------
        Total comprehensive income (loss).................. $   3,697 $   (269)
                                                            ========= ========

Note 2. Acquisitions and Divestitures

 Neutrino

   On June 23, 1998, the Company agreed to acquire 92.3% of the outstanding common shares of Neutrino Resources Inc. ("Neutrino"), which was effective as of June 30, 1998 and funded on July 2, 1998. On July 3, 1998, the Company initiated a compulsory acquisition of the remaining Neutrino shares outstanding, which was

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES effective as of June 30, 1998 and funded on July 21, 1998. The Company acquired Neutrino through a cash tender offer for the common shares outstanding, and assumed Neutrino's bank debt and working capital deficit. Neutrino is an independent oil and gas company located in Calgary, Canada. The merger was accounted for as a purchase. The total purchase price of approximately $56,903,000, consisted of the following:

      Cash consideration for common stock........................ $  34,091,000
      Fair value of 324,430 shares of common stock...............     1,095,000
      Debt assumed and working capital deficit...................    20,050,000
      Legal, accounting and transaction costs....................     1,667,000
                                                                  -------------
                                                                   $ 56,903,000
                                                                  =============

   The allocation of the purchase price is summarized as follows:

      Oil and gas properties and other assets (net)..............  $ 66,333,000
      Deferred income taxes......................................    (9,430,000)
                                                                  -------------
                                                                   $ 56,903,000
                                                                  =============

   Following the acquisition of Neutrino, the purchase price was reduced to reflect the proceeds from the sale of non-strategic assets in the amount of $3,390,000.

 Amerac

   On January 28, 1998, the shareholders of both the Company and Amerac Energy Corporation ("Amerac") approved the merger of Amerac into a subsidiary of the Company. Pursuant to the merger agreement, the Company issued 3,333,333 shares of its Common Stock to acquire all of the outstanding common stock of Amerac and assumed Amerac's outstanding debt, which was approximately $8,700,000. The debt was retired upon consummation of the acquisition. The merger was effective on January 28, 1998, and was accounted for as a purchase. The total purchase price of approximately $24,820,000 consisted of the following :

      Issuance of Common Stock.................................... $ 15,433,000
      Debt assumed and working capital............................    8,714,000
      Legal, accounting and transaction costs.....................      673,000
                                                                   ------------
                                                                   $ 24,820,000
                                                                   ============

   Subsequent to the acquisition of Amerac, the purchase price was reduced by $7,919,000 to reflect the sale of non-strategic assets, including Amerac's Golden Trend properties for $6,969,000 on June 30, 1998 and the Riffe Field for $510,000 on July 1, 1998.

 Pro forma

   The following summarized pro forma (unaudited) information assumes the acquisitions of Neutrino and Amerac had occurred on January 1, 1998:

                                                                Three Months
                                                            Ended March 31, 1998
                                                            --------------------
                                                               (in thousands,
                                                              except per share
                                                                   data)
      Revenues.............................................       $ 7,759
      Net loss.............................................        (1,878)
      Net loss per share-basic.............................       $  (.15)
      Net loss per share-diluted...........................          (.15)

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

   The above pro forma results are not necessarily indicative of those that would have occurred had the acquisitions taken place at the beginning of 1998. The above amounts reflect adjustments for interest on indebtedness incurred in connection with the transactions and depreciation, depletion and amortization on revalued property, plant and equipment. During 1998, the Company made additional acquisitions, none of which would have had a material effect on the historical results of operations of the Company. During the first quarter of 1999, the Company sold its mineral interests and substantially all of its royalty interests in Texas, Mississippi and New Mexico for approximately $6,000,000. The effect of this divestiture would not have had a material effect on the Company's historical results of operations.

Note 3. Long-Term Debt

   Effective May 29, 1998, the Company amended its domestic bank credit facility to increase the borrowing base from $38,400,000 to $45,000,000. Subsequently, the credit facility has been reduced and restructured as a result of lower oil and natural gas price assumptions, the sale of certain domestic assets and the scheduled reduction discussed below. A restructured and amended credit facility ("Amended Credit Facility") was entered into on March 29, 1999. The Amended Credit Facility provides for a borrowing base of $19,353,000, plus a principal tranche of $12,500,000 ("Tranche A") that matures on September 1, 1999. The borrowing base reflects the $5,400,000 received in March 1999 for the sale of the Company's mineral interests in Texas, Mississippi and New Mexico. Following the closing of the remaining $600,000 in proceeds from the sale, the borrowing base was reduced to $18,830,000 on April 1, 1999. In addition to reductions which may result from the sale of assets, the borrowing base under the Amended Credit Facility reduces $40,000 per month and is subject to semi-annual redeterminations until maturity on June 1, 2001. The next borrowing base review is July 1, 1999. As of March 31, 1999 and December 31, 1998, Tranche A principal was classified as current portion of long-term debt in the Company's Consolidated Balance Sheet.

   The Amended Credit Facility requires the Company, among other provisions, to: (i) apply the majority of proceeds from asset sales to reduction in the outstanding principal under the credit facility (to the extent the assets are not otherwise encumbered), (ii) obtain lender's approval of the Company's domestic general and administrative expense budget and (iii) pay a $187,500 restructuring fee upon completion of a transaction that allows the Company to repay Tranche A principal. The Amended Credit Facility also reduced the Company's tangible net worth requirement beginning December 31, 1998. As of March 31, 1999 and May 4, 1999, the Company was in compliance with the terms and conditions of the Amended Credit Facility.

   The obligations under the Amended Credit Facility are secured by substantially all of the assets of the Company and its subsidiaries other than Neutrino. The Amended Credit Facility prohibits the payment of dividends and contains certain covenants relating to the financial condition of the Company. Outstanding borrowings under the domestic bank credit facility were $31,853,000 at March 31, 1998. On May 4, 1999, outstanding borrowings under the Amended Credit Facility were $31,209,000 with no further borrowing availability. Outstanding principal under the Amended Credit Facility bears interest at the Bank Index Rate (7.75% at March 31, 1999) to the extent of the borrowing base and at Bank Index Rate plus 1% on Tranche A principal.

   The Company believes that it may be necessary to sell significant oil and gas assets to raise the substantial additional funds necessary to meet the September 1, 1999 maturity of Tranche A principal. No assurance can be given that such transactions can be consummated on terms acceptable to the Company or its lenders, whose approval may be required. If the Company is unable to raise the necessary funds, further restructuring of its Amended Credit Facility will be required or the Company could become in default on the full amount of its indebtedness, as discussed below. These circumstances resulted in the Company's independent auditors, in their opinion on the 1998 financial statements, disclosing their substantial doubt about the Company's ability to

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES continue as a going concern. In February 1999, the Board of Directors of the Company retained CIBC Oppenheimer Corp. as independent advisors to assist in evaluating various strategic alternatives for maximizing shareholder value. The Board is considering a number of proposals including a sale or merger of the Company, restructuring or a recapitalization. No assurance can be given as to whether the Company will be successful in implementing any of these current strategic alternatives on terms acceptable to the Company or its lenders.

   Effective June 25, 1998, Neutrino entered into a new Cdn $40,000,000 (U.S. $26,512,000) revolving demand loan facility (the "Canadian Credit Facility") under which it could borrow at bank prime or Bankers Acceptance Rates plus a 1% stamping fee. At March 31, 1999, the Canadian Bank prime rate was 6.75% and the Bankers Acceptance Rate for 30-day maturities was 5.08%. Effective February 26, 1999, the borrowing base under the Canadian Credit Facility was reduced to Cdn $33,000,000 (U.S. $21,872,000) and the interest rate was increased to prime plus 1/4% and the stamping fee on Bankers Acceptance was increased to 1 1/4% per annum. These changes were a result of a lender review giving effect to lower world oil prices, the sale of certain non-strategic oil and gas properties, and the Company's financial condition. At March 31, 1999, outstanding borrowings under the Canadian Credit Facility were Cdn $28,047,000 (U.S. $18,590,000). On May 4, 1999, outstanding borrowings under the Canadian Credit Facility were Cdn $30,663,000 (U.S. $21,106,000). However, after giving consideration to the minimum working capital requirement contained in the Canadian Credit Facility, the Company estimates that at May 4, 1999, there is very little remaining borrowing availability under the facility. The Canadian Credit Facility contains certain covenants relating to the financial condition of Neutrino, including, at each quarter's end, maintenance of a working capital ratio of 1:1. In calculation of this ratio, any undrawn portion of the credit facility may be treated as if advanced and held in cash. The obligations under the Canadian Credit Facility are secured by substantially all of the assets of Neutrino. As of March 31, 1999 and May 4, 1999, Neutrino was in compliance with the terms of the credit facility. The outstanding balance under the Canadian Credit Facility is classified as a current liability because of the demand feature of the loan. However, it is management's intention that the facility be utilized to provide long-term financing for the Company.

   The Company's financial condition and liquidity are impacted by prices the Company receives for its oil and natural gas. In the first quarter of 1999, oil and natural gas prices continued to be weak, but began to strengthen early in the second quarter. Judgments by both domestic and Canadian lenders regarding the level of future oil and natural gas prices, among other things, will impact their borrowing base determinations for the Company's credit facilities.

   On October 2, 1997, the Company issued $41,400,000 of 6.875% convertible subordinated debentures due on October 1, 2007. The debentures are convertible into Common Stock of the Company at any time prior to maturity, at a conversion price of $8.26 per share. Proceeds of the offering were used to reduce bank debt and fund subsequent acquisitions. Pursuant to the debenture indenture, in the event of a change of control of the Company, debenture holders have the right to require the Company to repurchase the security at face value plus accrued interest.

   The Company's substantial leverage poses certain risks, including the risk that the Company may not generate sufficient cash flow to service its indebtedness or that the Company may be unable to obtain additional financing in the future and, as a result, may not have the necessary resources to respond to market conditions and opportunities. The Company's high level of indebtedness, covenant requirements and working capital deficit subjects it to risks of default, which may significantly impair its ability to meet its liquidity needs. The Company's Amended Credit Facility contains provisions whereby a default under the Company's Canadian Credit Facility or pursuant to the 6.875% Convertible Subordinated Debentures indenture would create a default condition under the Amended Credit Facility. In such a default condition, the banks may declare amounts outstanding under the Amended Credit Facility to become immediately due and payable. In addition,

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES the holders of Convertible Subordinated Debentures have acceleration rights if the Company is in payment default under either its Amended Credit Facility or Canadian Credit Facility.

   Long-term debt consisted of the following at March 31, 1999 and December 31, 1998 (in thousands):

                                                    March 31, December 31,
                                                      1999        1998
                                                    --------- ------------
      Domestic bank credit facility................  $31,853    $35,910
      Canadian bank credit facility (U.S.
       Dollars)....................................   18,590     18,490
      Convertible subordinated debentures..........   41,400     41,400
      Other........................................      189        184
                                                     -------    -------
        Total indebtedness.........................   92,032     95,984
      Less: Current maturities of long-term debt...   13,169     13,124
          Canadian bank credit facility (U.S.
          Dollars).................................   18,590     18,490
                                                     -------    -------
                                                     $60,273    $64,370
                                                     =======    =======

Note 4. Natural Gas Hedging

   During 1998, the Company entered into natural gas price swaps with third parties to hedge a portion of its production from the effects of fluctuations in the market price of natural gas. The Company uses the deferral method of accounting for its natural gas price swaps and, therefore, offsets any gain or loss on the swap contract with the realized prices for its production. While the swaps reduce the Company's exposure to declines in the market price of natural gas, this also limits the Company's gains from increases in market price. At March 31, 1999, the Company had swap contracts on approximately 420 MMcf of natural gas for the period April through October 1999 at an average price of $2.135. The Company estimates the gain from unwinding the position to be approximately $42,000 at March 31, 1999.

Note 5. Commitments and Contingencies

   The Company is involved in several lawsuits arising in the ordinary course of business, only one of which management believes presents the possibility of a material payment. The Company's Canadian subsidiary, Neutrino Resources Inc., was sued alleging damages resulting from the calculation of third party facility and processing fees at its Pine Creek Field, Alberta, Canada. The suit was filed on January 27, 1999 in the Court of Queen's Bench of Alberta in the Judicial District of Calgary by EnerMark Inc. The amount of alleged damages approximated Cdn $1,350,000 (U.S. $900,000). On April 27, 1999 the lawsuit was discontinued following agreement by both parties to have their dispute dealt with in a final and binding arbitration. In advance of the arbitration process, Neutrino disbursed approximately Cdn $500,000 (U.S. $330,000) to EnerMark Inc. and placed an additional Cdn $500,000 in a trust account pending the conclusion of the arbitration process. Although the outcome of the dispute cannot be predicted with certainty, management believes (based on discussions with its legal counsel) that the outcome of the arbitration process will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

Note 6. Nasdaq National Market Listing

   The Company has been advised that it is not in compliance with Nasdaq Stock Market listing requirements due to the recent low price per share of its Common Stock. The Company has been granted a hearing on May 27, 1999 to present a plan to the Nasdaq National Market for compliance with the $1.00 per share minimum bid requirement. The previously scheduled delisting action has been stayed pending the hearing and the Nasdaq determination. The Company believes a delisting of its Common Stock would impair the liquidity of the Common Stock and capital raising flexibility of the Company. The Company cannot assure that it will be successful in maintaining its Nasdaq listing.

                 SOUTHERN MINERAL CORPORATION AND SUBSIDIARIES

ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Results of Operations

 Results of Operations for the Quarter Ended March 31, 1999 As Compared to the Quarter Ended March 31, 1998

   Oil and gas revenues for the quarter ended March 31, 1999 were $5,621,000 compared to oil and gas revenues of $4,410,000 for the same period in 1998. The increase in revenues reflects an increase in oil and NGL production of 83% to 235,784 barrels and an increase in natural gas production of 40% to 1,722 MMcf in the first quarter of 1999 compared to the first quarter of 1998. The higher production levels in the first quarter of 1999 are due primarily to the acquisition of Neutrino Resources Inc. in July 1998, and the development of a discovery at the Brushy Creek Field in Texas during 1998. Declines in commodity prices offset much of the impact of the higher volumes.

   The average realized oil price declined 28% from $14.47 per barrel in the first quarter of 1998 to $10.46 per barrel in the first quarter of 1999. Average realized natural gas prices declined 12% to $1.71 per Mcf during the first quarter of 1999 compared to $1.95 per Mcf in same period a year earlier.

   During the first quarter of 1999, the Company sold its mineral interests and substantially all of its royalty interests in Texas, New Mexico and Mississippi for approximately $6,000,000. The gain on the sale of these assets was $5,073,000 compared to a gain of $4,000 on the sale of assets in the first quarter of 1998. The proceeds from asset sales in the first quarter of 1999 were used to reduce bank indebtedness and for other corporate purposes.

   First quarter 1999 production costs, including production and ad valorem taxes, rose 79% to $2,081,000 compared to $1,163,000 in the first quarter of 1998. However, on an energy equivalent unit basis, production costs rose only 14% quarter-over-quarter.

   General and administrative expenses were $1,040,000 in the first quarter of 1999, essentially unchanged from $1,060,000 in the prior year's first quarter. However, on an energy equivalent unit basis, costs declined 37% from the first quarter of 1998 to the same period in 1999.

   Depreciation, depletion and amortization ("DD&A") increased 91% to $3,081,000 in the first quarter of 1999 compared to $1,610,000 in 1998. On a unit of equivalent production basis, DD&A increased 22% from $0.80 per Mcfe to $0.98 per Mcfe. The increase reflects the acquisition of Neutrino during 1998 at a higher per unit average cost.

   Interest and debt expense in the quarter ended March 31, 1999 was $1,774,000 compared to $834,000 in the same period in 1998. The increase primarily reflects the additional indebtedness incurred and acquired in the Neutrino transaction in July 1998.

   Tax benefits in the first quarter 1999 were $230,000 compared to $5,000 in the same period in 1998. The increase primarily reflects the increased pre-tax loss from the Company's Canadian operations in the first quarter of 1999 compared to the same period in 1998.

   The Company recorded net income of $2,928,000, or $0.23 per basic share for the quarter ended March 31, 1999 compared to a net loss of $295,000 or $0.03 per basic share for the quarter ended March 31, 1998.

 For the Quarter Ended March 31, 1998 As Compared to the Quarter Ended March 31, 1997

   Oil and gas revenues for the quarter ended March 31, 1998, were $4,410,000, compared to oil and gas revenues for the same period in 1997 of $3,832,000. The increase in revenues reflects higher production volumes of both natural gas and crude oil, which are partially offset by lower commodity prices for both natural gas and crude oil. High production volumes were primarily due to the acquisition of Amerac Energy Corporation on January 28, 1998 and BEC Energy, Inc. on May 20, 1997, as well as the acquisition of a working interest in the
A. Philyaw 8-1 #1 on April 7, 1997, and the acquisition on June 13, 1997 of a 10% interest in the Santa Elena Concession located in the Santa Elena Peninsula in Ecuador.

   Natural gas production in the three months ended March 31, 1998 was 1,233 MMcf, a 38% increase as compared to production for the same period in 1997 of 893 MMcf. The Company's crude oil and NGL production for the three months ended March 31, 1998 increased 149% to 128,699 barrels as compared to 51,652 barrels for the same period in 1997.

   Average realized natural gas prices in the first quarter of 1998 decreased 32% to $1.95 per Mcf compared to $2.88 per Mcf in the same quarter of 1997. During the first quarter of 1998, crude oil prices decreased 34% to $14.47 per barrel, compared to $21.76 per barrel in the same period in 1997.

   Production costs, including production and ad valorem taxes, increased in the first quarter of 1998 to $1,163,000, up 45% from $801,000 in the same period in 1997, due in part to the above mentioned acquisitions. On a cost per Mcfe basis, production costs for the three months ended March 31, 1998 decreased to $.58 per Mcfe, or 12% from $0.66 per Mcfe in 1997.

   General and administrative expenses increased to $1,060,000 in the first quarter of 1998, up 70% from $622,000 in the first quarter of 1997. However, on a cost per Mcfe basis, general and administrative first quarter expenses increased only 4% in the first three months of 1998 to $0.53 per Mcfe from $0.51 per Mcfe in the same period of 1997. The increase in general and administrative expenses is due in part to $220,000 in accrued and paid bonuses in the first quarter of 1998 compared to $99,800 in the first quarter of 1997, and due to the acquisition of Amerac Energy Corporation in January 1998.

   Exploration, dry hole and lease impairment expenses decreased in the quarter ended March 31, 1998 to $139,000, compared to $283,000 in the same period of 1997. The amount recorded in the quarter ended March 31, 1998 was primarily for seismic costs incurred in Ecuador, compared to costs associated with a dry hole drilled in Lavaca County, Texas in the same period in 1997. Since the Company uses the successful efforts method of accounting, exploration expenses may vary greatly from period to period based upon the level of exploration activity.

   DD&A expense for the first quarter of 1998 increased to $1,610,000, up 133% from $691,000 in the first quarter of 1997, due primarily to the above mentioned acquisitions. The Company computes depreciation and depletion on each producing property on a unit-of-production method. Since this method employs estimates of remaining reserves, depreciation and depletion expenses may vary from period to period because of revisions to reserve estimates, production rates, and other factors. DD&A expenses increased in the first three months of 1998 to $.80 per Mcfe, up 40% from $0.57 per Mcfe in the same period of 1997.

   Interest and debt expense in the quarter ended March 31, 1998 was $834,000, compared to $65,000 in the same period in 1997. Interest expense increased as a result of an increase in the outstanding bank debt and the issuance of $41,400,000 in 6.875% convertible subordinated debentures, which was used primarily to finance the above-mentioned acquisitions.

   Tax (benefit) expense in the first quarter of 1998 and 1997 was ($5,000) and $458,000, respectively, with the decrease related to a loss in the 1998 period.

   The Company reported a loss in the quarter ended March 31, 1998, of $295,000, or $.03 per basic share, compared to earnings of $1,111,000, or $0.12 per basic share, in the same period in 1997.

 Liquidity and Capital Resources

   The Company has historically funded its operations, acquisitions, exploration and development expenditures from cash flows from operating activities, bank borrowing, issuance of common stock and debt securities, and the sale of non-strategic assets.

   The Company's cash flow used in operating activities for the three months ended March 31, 1999 and 1998 was $1,511,000 and $471,000, respectively.

   Effective May 29, 1998, the Company amended its domestic bank credit facility to increase the borrowing base from $38,400,000 to $45,000,000. Subsequently, the credit facility has been reduced and restructured as a result of lower oil and natural gas price assumptions, the sale of certain domestic assets and the scheduled reduction discussed below. A restructured and amended credit facility ("Amended Credit Facility") was entered into on March 29, 1999.

   The Amended Credit Facility provides for a borrowing base of $19,353,000, plus a principal tranche of $12,500,000 ("Tranche A") that matures on September 1, 1999. The borrowing base reflects the $5,400,000 received in March 1999 for the sale of the Company's mineral interests in Texas, Mississippi and New Mexico. Following the closing of the remaining $600,000 in proceeds from the sale, the borrowing base was reduced to $18,830,000 on April 1, 1999. In addition to reductions which may result from the sale of assets, the borrowing base under the Amended Credit Facility reduces $40,000 per month and is subject to semi-annual redeterminations until maturity on June 1, 2001. The next borrowing base review is July 1, 1999. As of March 31, 1999 and December 31, 1998, Tranche A principal was classified as current portion of long-term debt in the Company's Consolidated Balance Sheet.

   The Amended Credit Facility requires the Company, among other provisions, to: (i) apply the majority of proceeds from asset sales to reduction in the outstanding principal under the credit facility (to the extent the assets are not otherwise encumbered), (ii) obtain lender's approval of the Company's domestic general and administrative expense budget and (iii) pay a $187,500 restructuring fee upon completion of a transaction that allows the Company to repay Tranche A principal. The Amended Credit Facility also reduced the Company's tangible net worth requirement beginning December 31, 1998. As of March 31, 1999 and May 4, 1999, the Company was in compliance with the terms and conditions of the Amended Credit Facility.

   The obligations under the Amended Credit Facility are secured by substantially all of the assets of the Company and its subsidiaries other than Neutrino. The Amended Credit Facility prohibits the payment of dividends and contains certain covenants relating to the financial condition of the Company. Outstanding borrowings under the domestic bank credit facility were $31,853,000 at March 31, 1998. On May 4, 1999, outstanding borrowings under the Amended Credit Facility were $31,209,000 with no further borrowing availability. Outstanding principal under the Amended Credit Facility bears interest at the Bank Index Rate (7.75% at March 31, 1999) to the extent of the borrowing base and at Bank Index Rate plus 1% on Tranche A principal.

   The Company believes that it may be necessary to sell significant oil and gas assets to raise the substantial additional funds necessary to meet the September 1, 1999 maturity of Tranche A principal. No assurance can be given that such transactions can be consummated on terms acceptable to the Company or its lenders, whose approval may be required. If the Company is unable to raise the necessary funds, further restructuring of its Amended Credit Facility will be required or the Company could become in default on the full amount of its indebtedness, as discussed below. These circumstances resulted in the Company's independent auditors, in their opinion on the 1998 financial statements, disclosing their substantial doubt about the Company's ability to continue as a going concern. In February 1999, the Board of Directors of the Company retained CIBC Oppenheimer Corp. as independent advisors to assist in evaluating various strategic alternatives for maximizing shareholder value. The Board is considering a number of proposals including a sale or merger of the Company, restructuring or a recapitalization. No assurance can be given as to whether the Company will be successful in implementing any of these current strategic alternatives on terms acceptable to the Company or its lenders.

   Effective June 25, 1998, Neutrino entered into a new Cdn $40,000,000 (U.S. $26,512,000) revolving demand loan facility (the "Canadian Credit Facility") under which it could borrow at bank prime or Bankers Acceptance Rates plus a 1% stamping fee. At March 31, 1999, the Canadian Bank prime rate was 6.75% and the Bankers Acceptance Rate for 30-day maturities was 5.08%. Effective February 26, 1999, the borrowing base under the Canadian Credit Facility was reduced to Cdn $33,000,000 (U.S. $21,872,000) and the interest rate was increased to prime plus 1/4% and the stamping fee on Bankers Acceptance was increased to 1 1/4% per annum. These changes were a result of a lender review giving effect to lower world oil prices, the sale of certain non-strategic oil and gas properties, and the Company's financial condition. At March 31, 1999, outstanding borrowings under the Canadian Credit Facility were Cdn $28,047,000 (U.S. $18,590,000). On May 4, 1999, outstanding borrowings under the Canadian Credit Facility were Cdn $30,663,000 (U.S. $21,106,000). However, after giving consideration to the minimum working capital requirement contained in the Canadian Credit Facility, the Company estimates that at May 4, 1999, there is very little remaining borrowing availability under the facility. The Canadian Credit Facility contains certain covenants relating to the financial condition of Neutrino, including, at each quarter's end, maintenance of a working capital ratio of 1:1. In calculation of this ratio, any undrawn portion of the credit facility may be treated as if advanced and held in cash. The obligations under the Canadian Credit Facility are secured by substantially all of the assets of Neutrino. As of March 31, 1999 and May 4, 1999, Neutrino was in compliance with the terms of the credit facility. The outstanding balance under the Canadian Credit Facility is classified as a current liability because of the demand feature of the loan. However, it is management's intention that the facility be utilized to provide long-term financing for the Company.

   The Company's financial condition and liquidity are impacted by prices the Company receives for its oil and natural gas. In the first quarter of 1999, oil and natural gas prices continued to be weak, but began to strengthen early in the second quarter. Judgments by both domestic and Canadian lenders regarding the level of future oil and natural gas prices, among other things, will impact their borrowing base determinations for the Company's credit facilities.

   On October 2, 1997, the Company issued $41,400,000 of 6.875% convertible subordinated debentures due on October 1, 2007. The debentures are convertible into Common Stock of the Company at any time prior to maturity, at a conversion price of $8.26 per share. Proceeds of the offering were used to reduce bank debt and fund subsequent acquisitions. Pursuant to the debenture indenture, in the event of a change of control of the Company, debenture holders have the right to require the Company to repurchase the security at face value plus accrued interest.

   The Company's substantial leverage poses certain risks, including the risk that the Company may not generate sufficient cash flow to service its indebtedness or that the Company may be unable to obtain additional financing in the future and, as a result, may not have the necessary resources to respond to market conditions and opportunities. The Company's high level of indebtedness, covenant requirements and working capital deficit subjects it to risks of default, which may significantly impair its ability to meet its liquidity needs. The Company's Amended Credit Facility contains provisions whereby a default under the Company's Canadian Credit Facility or pursuant to the 6.875% Convertible Subordinated Debentures indenture would create a default condition under the Amended Credit Facility. In such a default condition, the banks may declare amounts outstanding under the Amended Credit Facility to become immediately due and payable. In addition, the holders of Convertible Subordinated Debentures have acceleration rights if the Company is in payment default under either its Amended Credit Facility or Canadian Credit Facility.

   The Company has been advised that it is not in compliance with Nasdaq Stock Market listing requirements due to the recent low price per share of its Common Stock. The Company has been granted a hearing on May 27, 1999 to present a plan to the Nasdaq National Market for compliance with the $1.00 per share minimum bid requirement. The previously scheduled delisting action has been stayed pending the hearing and the Nasdaq determination. The Company believes a delisting of its Common Stock would impair the liquidity of the Common Stock and capital raising flexibility of the Company. The Company cannot assure that it will be successful in maintaining its Nasdaq listing.

   Capital spending in the first quarter of 1999 for development and exploration totaled $1,161,000 and was funded from cash flows from operating activities and bank debt. The Company's capital spending during 1999 is expected to be reduced significantly from 1998, and will be greatly influenced by the level of oil and gas prices, and the availability of excess funds, if any, beyond repayment of the September 1, 1999 Tranch A maturity. Capital availability from outside sources, including debt and equity markets, is expected to be limited.

   The Company did not declare dividends in the three months ended March 31, 1999 and 1998. The Company does not expect, under its existing capital structure, to be able to pay dividends for the foreseeable future. Payment of dividends is currently prohibited by the terms of the Company's Amended Credit Facility.

Year 2000 Compliance

 The Company's State of Readiness

   The "Year 2000" problem concerns the ability of technology to properly recognize and process date sensitive information beyond December 31, 1999. The Company is in the process of evaluating its information technology (IT) and non-information technology. Year 2000 Committees have been formed at the Company's office in Houston and at the Company's Canadian subsidiary headquarters in Calgary. The Committees include members of senior management and key employees from major business units. The Committees assess Year 2000 issues; direct remedial actions necessary to minimize systems disruptions and other risks; contact significant third party purchasers, suppliers, vendors and operators with whom there are material transactions and data exchange; test internal hardware and software; and make appropriate contingency plans. Neutrino has engaged a consulting firm which has prepared a report on the Year 2000 readiness of Neutrino, including a detailed inventory of hardware and software priorities for action and an implementation plan. Additionally, the Company, on behalf of itself and its other subsidiaries, has contacted principal software vendors. Thus far, the Company has received a letter of compliance for its accounting and payroll systems and product conformity assurance for its reservoir engineering system. Additionally, the land lease record systems vendor has informed the Company that the system is Year 2000 compatible. The Company has no proprietary software. Purchased software and hardware systems have been installed and assembled by third party vendors that provide network and software IT services to the Company. Vendors have been engaged to evaluate the systems for Year 2000 compliance.

 Costs to Address the Company's Year 2000 Issues

   Management expects the costs of compliance, excluding internal costs, will not exceed $120,000, which includes the evaluation, planning, replacement of the land and lease records systems at Neutrino and the replacement of several desktop computers and other hardware. Approximately $9,000 was expended in 1998, with the balance to be incurred in 1999. The amount spent during the first quarter of 1999 was not significant.

 Risks of the Company's Year 2000 Issues

   Risks associated with the Year 2000 problem are potentially significant. Failure to remedy a critical system problem could have a material affect on the results of operations and financial condition. The Company has interests in operated and non-operated properties in the United States, Canada and Ecuador. The Company will continue to review and monitor software and equipment within its control. The Company will continue to contact operators of its non-operated properties and other third parties to determine their Year 2000 compliance procedures, but cannot warrant the readiness of those systems. As the Company is in the process of collecting this information from third parties, the Company cannot currently state whether its operations will be materially affected by third party compliance. However, the Company is not currently aware of any third party that could cause a significant business disruption. While there can be no assurance, the Company believes that it will be able to achieve Year 2000 compliance by the end of 1999 with respect to the Company's internal systems, and does not currently anticipate any disruption in its operations or any materially adverse effects to its financial condition, results of operations or cash flows as the result of any failure by the Company to be in compliance.

   In a recent Securities and Exchange Commission ("SEC") release regarding Year 2000 disclosures, the SEC required public companies to disclose the most likely worst case Year 2000 scenario. Situations which must be included in any worst case scenario include: the possibility of widespread failure of oil and gas transportation systems, the inability of Company personnel to gain access to offices and other facilities, and the inability of customers to make payment for purchases. The effects of such occurrences would have a cumulative material adverse impact on the Company, although not quantifiable at this time.

 The Company's Contingency Plan

   Contingency plans are being developed at this time, and will be monitored and modified after the initial evaluation by the Year 2000 Committees is complete. The Company intends to have such plans in place by June 30, 1999.

 Definitions

   As used herein:

     Thousand cubic feet ("Mcf")
     Million cubic feet ("MMcf")
     Natural gas liquids ("NGL")
     Energy Equivalents Units (1 barrel of liquids = 6 Mcf of natural gas) Thousand cubic feet of gas equivalent ("Mcfe")

 Recent Accounting Pronouncements

   Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), was issued by the Financial Accounting Standards Board in June 1998. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the statement of financial position at fair value. The Company will adopt SFAS 133 beginning in fiscal year 2000. The Company has not yet determined the impact that SFAS 133 will have on its financial statements.

 Forward-Looking Statements

   All statements other than statements of historical fact contained in this report, including statements in Management's Discussion and Analysis of Financial Condition and Results of Operations, are forward-looking statements. When used herein, the words "budget", "expressions", "anticipate", "expects", "believes", "seeks", "goals", "plans", "strategy", "intends", or "projects" and similar expressions are intended to identify forward-looking statements. It is important to note that the Company's actual results could differ materially from those projected by such forward-looking statements and no assurance can be given that the expectations will prove correct. In reliance upon the Private Securities Litigation Reform Act of 1995, factors identified by the Company that could cause the Company's future results to differ materially from the results discussed in such forward-looking statements include the risks described under "Risk Factors" in Item 1 of its Annual Report on Form 10-K, as amended, for the year ended December 31, 1998. All forward-looking statements in this report are expressly qualified in their entirety by the cautionary statements in this paragraph and shall be deemed in the future to be modified in their entirety by the Company's public pronouncements, including those contained in all future reports and other documents filed by the Company with the Securities and Exchange Commission.

ITEM 3. Quantitative and Qualitative Disclosures about Market Risk

   The Company is exposed to a variety of market risks including the potential for adverse changes in oil and gas prices, foreign currency exchange rates and interest rates. There have been no material changes to the Company's disclosures about market risk from those contained in its 10-K, as amended, for the year ended December 31, 1998.

                           PART II--OTHER INFORMATION

ITEM 1. Legal Proceedings

   The Company is involved in several lawsuits arising in the ordinary course of business, only one of which management believes presents the possibility of a material payment. The Company's Canadian subsidiary, Neutrino Resources Inc., was sued alleging damages resulting from the calculation of third party facility and processing fees at its Pine Creek Field, Alberta, Canada. The suit was filed on January 27, 1999 in the Court of Queen's Bench of Alberta in the Judicial District of Calgary by EnerMark Inc. The amount of alleged damages approximated Cdn $1,350,000 (U.S. $900,000). On April 27, 1999 the lawsuit was discontinued following agreement by both parties to have their dispute dealt with in a final and binding arbitration. In advance of the arbitration process, Neutrino disbursed approximately Cdn $500,000 (U.S. $330,000) to EnerMark Inc. and placed an additional Cdn $500,000 in a trust account pending the conclusion of the arbitration process. Although the outcome of the dispute cannot be predicted with certainty, management believes (based on discussions with its legal counsel) that the outcome of the arbitration process will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

   Items 2, 3, 4 and 5 for which provision is made in the applicable regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 6. Exhibits and Reports on Form 8-K

   (a) Exhibits:

     27.1 Financial Data Schedule

   (b) Report on Form 8-K:

     None

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          SOUTHERN MINERAL CORPORATION

Date: May 7, 1999                         By:     /s/ Michael R. Dawson
                                             ----------------------------------

                                                     Michael R. Dawson
                                             Vice President-Finance and Chief
                                                     Financial Officer

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Article Ninth of the Registrant's amended and restated articles of incorporation permits, and Article VII of the Registrant's Bylaws contains indemnification provisions which make mandatory the indemnification permitted by Section 78.7502 and Section 78.751 of the General Corporation Law of Nevada ("NGCL"). Accordingly, the Registrant generally must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Registrant, by reason of the fact that such person is or was a director, officer, employee or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. However with respect to an action or suit brought to obtain a judgment in the Registrant's favor, whether by the Registrant itself or derivatively by a stockholder, (i) such indemnification is limited to expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action of suit, and (ii) indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Registrant or for amounts paid in settlement to the Registrant, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. In all cases, the person seeking indemnification must have acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the Registrant's best interests. In the case of criminal actions or proceedings, the person must also have had no reasonably cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that such person did not act in good faith and in a manner in which that person reasonably believe to be in or not opposed to the best interests of the Registrant, and that, with respect to any criminal actions or proceedings, that person had reasonable cause to believe that such person's conduct was unlawful. The determination as to whether a person seeking indemnification has met the required standard of conduct must be made by the Registrant's stockholders, by a majority vote of a quorum of its disinterested directors, or by independent legal counsel in a written opinion if such a quorum does not exist or if a majority vote of a quorum of the disinterested directors so directs. To the extent that a director, officer, employee or agent of the Registrant has been successful on the merits or otherwise in defending any action, suit or proceeding for which indemnification is permissible under the NGCL, or in defending any claim, issue or matter therein, the Registrant must, under both the NGCL and its bylaws, indemnify such person against expenses, including attorneys' fees, actually and reasonably incurred by such person in connection with the defense. As permitted by the NGCL, the Registrant's bylaws require it to advance expenses which its officers and directors incur in defending any civil or criminal action, suit or proceeding upon receipt of an undertaking by such person or on such person's behalf to repay such amounts if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the Registrant. The NGCL and the Registrant's Bylaws provide that the indemnification and advancement of expenses authorized therein are not exclusive. Accordingly, the Registrant could provide for other indemnification of its directors and officers acting in either or both of their official capacities or other capacities while holding office. However, excepting advancement of expenses and court-ordered indemnification explicitly provided for by the NGCL, the NGCL and the Registrant's bylaws prohibit the Registrant from indemnifying any director or officer if a final adjudication establishes that such person's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and was material to the cause of action. Consistent with Section 78.752 of the NGCL, the Registrant's bylaws empower it to procure and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or at the Registrant's request, of another entity, against any liability asserted against such person and incurred by such person in such capacity, or arising out of such person's status as such, regardless of whether the Registrant could indemnify such person against such liability. The Registrant has purchased insurance on behalf of its directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as directors or officers of the Registrant, or that may arise out of their status as directors or officers of the Registrant, including liabilities under federal and state securities laws. As permitted by
Section 78.037 of the NGCL, the Registrant's current amended and restated articles of incorporation eliminate the liability of its directors and officers to the Registrant and its stockholders for damages for breach of fiduciary duty, except for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or for the payment of distributions in violation of Section 78.300 of NGCL. To the extent that this provisions limits the remedies of the Registrant and its stockholders to equitable remedies, it might reduce the likelihood of derivative litigation and discourage the Registrant's management of stockholders from initiating litigation against its directors or officers for breach of their fiduciary duties. Additionally, equitable remedies may not be effective in many situations. If a stockholder's only remedy is to enjoin the completion of an action, such remedy would be ineffective if the stockholder does not become aware of a transaction or event until after it has been completed. In such a situation, it is possible that the Registrant and its stockholders would have no effective remedy against directors or officers. The Registrant has purchased insurance on behalf of its directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as directors or officers of the Registrant, or that may arise out of their status as directors or officers of the Registrant, including liabilities under the federal and state securities laws.

   The above discussion of the NGCL and the Registrant's current amended and restated articles of incorporation and bylaws is not intended to be exhaustive and is qualified in its entirety by the NGCL and such articles of incorporation and bylaws.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   The following exhibits and documents are filed as part of this Registration
Statement:

     (a) Exhibits:

       The exhibits to this Registration Statement are listed in the
    Exhibit Index and are incorporated herein by reference.

     (b) Financial Statement Schedules:

       None.

     (c) Reports, Opinions and Appraisals:

       Opinion of CIBC World Markets Corp. relating to the fairness of the consideration to be received by the Registrant [in the restructuring (See Appendix E of the Proxy Statement/Prospectus/Disclosure
    Statement).

ITEM 22. UNDERTAKINGS

   (a) The undersigned registrant hereby undertakes:

     (1) to file, during any period in which it offers or sales are being made, a post-effective amendment to this registration statement:

       (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

       (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement);

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

   (d) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 21 day of July 1999.

                                          Southern Mineral Corporation
                                          (Registrant)

                                                    /s/ Steven H. Mikel
                                          By: _________________________________
                                                     Steven H. Mikel,
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Steven H. Mikel and Michael E. Luttrell and each of them, with the power to act without the other, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her in his or her name, place and stead, in any and all capacities, to sign on his or her behalf individually and in each capacity stated below any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----
       /s/ Steven H. Mikel             Director and President and    July 21, 1999
______________________________________  Chief Executive Officer
           Steven H. Mikel              (principal executive
                                        officer)

     /s/ Michael E. Luttrell           Vice President--Finance       July 21, 1999
______________________________________  and Chief Financial
         Michael E. Luttrell            Officer

         /s/ M. M. Jenson              Treasurer (principal          July 21, 1999
______________________________________  accounting officer)
             M. M. Jenson

       /s/ Howell H. Howard            Chairman of the Board and     July 21, 1999
______________________________________  Director
           Howell H. Howard

       /s/ B. Travis Basham            Director                      July 21, 1999
______________________________________
           B. Travis Basham

              Signature                          Title                   Date
              ---------                          -----                   ----
       /s/ Thomas R. Fuller            Director                      July 21, 1999
______________________________________
           Thomas R. Fuller

      /s/ Robert R. Hillery            Director                      July 21, 1999
______________________________________
          Robert R. Hillery

     /s/ E. Ralph Hines, Jr.           Director                      July 21, 1999
______________________________________
         E. Ralph Hines, Jr.

       /s/ James E. Nielson            Director                      July 21, 1999
______________________________________
           James E. Nielson

     /s/ Donald H. Weise, Jr.          Director                      July 21, 1999
______________________________________
         Donald H. Weise, Jr.

    /s/ Spencer L. Youngblood          Director                     July 21 , 1999
______________________________________
        Spencer L. Youngblood

     /s/ Jeffrey B. Robinson           Director                      July 21, 1999
______________________________________
         Jeffrey B. Robinson

      /s/ Michael D. Watford           Director                      July 21, 1999
______________________________________
          Michael D. Watford

                                 EXHIBIT INDEX

 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
  *2.1   Disclosure Statement in connection with Pre-Petition Solicitations of
         Ballots for the Registrant's Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (included in Part I of Proxy
         Statement/Prospectus/Disclosure Statement).

  *2.2 Plan of Reorganization for the Registrant under Chapter 11 of the United States Bankruptcy Code (included in Part I of Proxy
         Statement/Prospectus/Disclosure Statement).

   2.3   Agreement by 779776 Alberta Ltd. to purchase all of the outstanding
         Common Shares of Neutrino at a price of $1.80 (Canadian) per Common
         Share, dated May 29, 1998. (filed with Form 8-K of Registrant, dated
         July 2, 1998 (Commission File No. 0-8043 and incorporated herein by reference).

   2.3 Agreement and Plan of Merger, dated as of November 17, 1997, by and among the Registrant, AEC Acquisition Corp. and Amerac (filed with original Form 8-K of Registrant, dated November 17, 1997 (Commission
         File No. 0-8043 and incorporated herein by reference)).

  *3.1   Form of Amendment to Restated Articles of Incorporation of the
         Registrant

   3.2   Restated articles of incorporation of the Registrant, as amended
         (incorporated by reference in Exhibit 3.1 to Form 8-K, dated January
         28, 1998 (Commission File No. 0-8043)).

   3.3   Amended and Restated Bylaws of the Registrant, as amended
         (incorporated by reference to Exhibit (a)(3)(b) of Item 14, Part IV on
         Form 10-K for fiscal year ended December 31, 1989; Commission File
         Reference No. 0-8043).

   4.1   Indenture relating to the Registrant's 6.875% Convertible Subordinated
         Debentures due 2007, dated September 17, 1997, between Registrant and
         American Stock Transfer & Trust Company (incorporated by reference to
         Exhibit 4.5 to Form S-2 (Commission File No. 333-35843)).

  *4.2   Warrant Agreements, dated July    , 1999, between the Registrant and
         American Stock Transfer and Trust Company.

  *4.3   Form of Warrant Certificate (included in Exhibit 4.2).

 **5.1   Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

 **8.1   Tax Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

  10.1   Stock Option Agreement effective as of December 31, 1994 between the
         Registrant and Steven H. Mikel (incorporated by reference to Exhibit
         (h) to Form 10-K for fiscal year ended December 31, 1994 (Commission
         File No. 0-8043)).

  10.2   Southern Mineral Corporation 1995 Non-Employee Director Compensation
         Plan (incorporated by reference to Exhibit (k) to Form 10-K dated
         December 31, 1994 (Commission File No. 0-8043)).

  10.3   Credit Agreement, dated December 20, 1995, between the Registrant,
         Southern Mineral Production Co., San Salvador Development Company,
         Inc., Venture Resources, Inc., Venture Pipeline Company, VenGas
         Pipeline Company, Spruce Hills Production Company, Inc., and Compass
         Bank-Houston for Reducing Revolver Line of Credit up to $25,000,000
         (incorporated by reference to Exhibit 10.1 to Form 8-K dated December
         20, 1995 (Commission File No. 0-8043)).

  10.4 Promissory Debenture, dated December 20, 1995 in the original principal amount of $25,000,000 made by the Registrant, Southern
         Mineral Production Co., San Salvador Development Company, Inc.,
         Venture Resources, Inc., Venture Pipeline Company, VenGas Pipeline
         Company, Spruce Hills Production Company, Inc. in favor of Compass
         Bank-Houston (incorporated by reference to Exhibit 10.2 to Form 8-K dated December 20, 1995 (Commission File No. 0-8043)).


 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
  10.5   Credit Agreement, dated December 20, 1995, between the Registrant,
         Southern Mineral Production Co., San Salvador Development Company,
         Inc., Venture Resources, Inc., Venture Pipeline Company, VenGas
         Pipeline Company, Spruce Hills Production company, Inc. and Compass
         Bank-Houston for Term Loan of $3,500,000 (incorporated by reference to
         Exhibit 10.3 to Form 8-K dated December 20, 1995 (Commission File No.
         0-8043)).

  10.6 Promissory Debenture, dated December 20, 1995, in the original principal amount of $3,500,000 made by the Registrant, Southern
         Mineral Production Co., San Salvador Development Company, Inc.,
         Venture Resources, Inc., Venture Pipeline Company, VenGas Pipeline
         Company, Spruce Hills Production Company, Inc. in favor of Compass
         Bank-Houston (incorporated by reference to Exhibit 10.4 to Form 8-K dated December 20, 1995 (Commission File No. 0-8043)).

  10.7 Southern Mineral Corporation 1996 Stock Option Plan (incorporated by reference to Exhibit 10.10 to Form 10-KSB dated December 31, 1995
         (Commission File No. 0-8043)).

  10.8   Southern Mineral Corporation 1996 Employee Stock Purchase Plan
         (incorporated by reference to Exhibit 10.11 to Form 10-KSB dated
         December 31, 1995 (Commission File No. 0-8043)).

  10.9 Joint Venture Agreement, dated October 1, 1995, between the Registrant and The Links Group, Inc. (incorporated by reference to Exhibit 10.12 to Form 10-KSB dated December 31, 1995 (Commission File No. 0-8043)).

  10.10  Option Agreement, dated January 5, 1996, between the Registrant and
         Diasu Oil & Gas Company, Inc. covering the exploration joint venture
         (incorporated by reference to Exhibit 10.13 to Form 10-KSB dated
         December 31, 1995 (Commission File No. 0-8043)).

  10.11 Stock Option Agreement, dated April 6, 1995, between the Registrant and Robert R. Hillery (incorporated by reference to Exhibit 10.14 to
         From 10-KSB dated December 31, 1995 (Commission File No. 0-8043)).

  10.12  Subscription Agreement and Assumption of Obligations, dated January 5,
         1995, between the Registrant and Gary L. Chitty, and Thomas J. McMinn
         (incorporated by reference to Exhibit 10.15 to Form 10-KSB/A-1 dated
         December 31, 1995 (Commission File No. 0-8043)).

  10.13  Amendment to Credit Agreement between the Registrant and Compass Bank-
         Houston, dated August 30, 1996 (incorporated by reference to Exhibit
         10.1 to Form 8-K dated August 30, 1996 (Commission File No. 0-8043)).

  10.14  Second Amendment to Credit Agreements between the Registrant and
         Compass Bank, dated December 17, 1996 (incorporated by reference to
         Exhibit 10.14 to Form 10-KSB dated December 31, 1996 (Commission File
         No. 0-8043)).

  10.15  Third Amendment to Credit Agreement between the Registrant and Compass
         Bank, dated June 10, 1997 (incorporated by reference to Exhibit 10.15 to Form S-2 (Commission File No. 333-35843)).

  10.16  Fourth Amendment to Credit Agreement between the Registrant and
         Compass Bank, dated June 30, 1997 (incorporated by reference to
         Exhibit 10.1 to Form 10-QSB for the quarterly period ended June 30, 1997 (Commission File No. 0-8043)).

  10.17  Incentive Stock Option Agreement between the Registrant and M. Michael
         Jenson, dated August 26, 1997 (incorporated by reference to Exhibit
         10.17 to Form S-2 (Commission File No. 333-35843)).

  10.18  Fifth Amendment to Credit Agreement between the Registrant and Compass
         Bank, dated December 31, 1997 (incorporated by reference to Exhibit
         10.1 to Form 8-K dated January 28, 1998 (Commission File No. 0-8043)).


 Exhibit
 Number                            Exhibit Description
 -------                           -------------------
  10.19  Sixth Amendment to Credit Agreement between the Registrant and Compass
         Bank, dated January 28, 1998 (incorporated by reference to Exhibit
         10.2 to Form 8-K dated January 28, 1998 (Commission File No. 0-8043)).

  10.20  Letter Agreement between the Registrant and Amerac, dated November 17,
         1997 (incorporated by reference to Exhibit 10.18 to Form S-4
         (Commission File No. 333-42045)).

  10.21  Letter Agreement between the Registrant and Amerac, dated November 21,
         1997 (incorporated by reference to Exhibit 10.19 to Form S-4
         (Commission File No. 333-42045)).

  10.22  Amended and Restated Credit Agreement between the Registrant, Compass
         Bank-Houston and First Union National Bank dated June 19, 1998
         (incorporated by reference to Exhibit 10.1 to Form 10-QSB for the quarterly period ended June 30, 1998 (Commission File No. 0-8043)).

  10.23  Letter Amendment dated November 4, 1998, to the Amended and Restated
         Credit Agreement between the Registrant, Compass Bank-Houston and
         First Union National Bank dated June 19, 1998 (incorporated by reference to Exhibit 10.1 to Form 10-QSB for the quarterly period ended September 30, 1998 (Commission File No. 0-80430)).

  10.24  1997 Stock Option Plan (incorporated by reference to Form S-8, filed
         April 28, 1998, Registration No. 333-51237 (Commission File No. 333-
         420450)).

  10.25 Neutrino Resources Inc. Credit Facility Agreement with National Bank of Canada, as amended February 26, 1999 (incorporated by reference to Exhibit 10.25 to Form 10-K dated December 31, 1998 (Commission File
         No. 0-8043).

  10.26  Neutrino Resources Inc. Employee Stock Savings Plan effective July 8,
         1998 (incorporated by reference to Exhibit 10.26 to Form 10-K dated
         December 31, 1998 (Commission File No. 0-8043)).

  10.27  Second Amendment to Amended and Restated Credit Agreement Between the
         Registrant, Compass Bank-Houston and First Union National Bank dated
         March 29, 1999 (incorporated by Reference to Exhibit 10.27 to Form 10-
         K dated December 31, 1998 (Commission File No. 0-8043)).

  10.28  Amendment to Incentive Stock Option Agreement of the Registrant
         (incorporated by reference to Exhibit 10.28 to Form 10-K dated
         December 31, 1998 (Commission File No. 0-8043)).

  10.29 Board Resolution of the Registrant establishing a Retention Plan in the event of a change of control of the Registrant dated January 7, 1999 (incorporated by reference to Exhibit 10.29 to Form 10-K dated
         December 31, 1998 (Commission File No. 0-8043)).

  10.30  Employment Agreement between Jeffrey W. C. Arsenych and Neutrino
         Resources, Inc., dated as of July 1, 1998 (incorporated by reference to Exhibit 10.30 to Form 10-K/A dated December 31, 1998 (Commission
         File No. 0-8043)).

  10.31  Employment Agreement between David W. Beckwermert and Neutrino
         Resources, Inc., dated as of July 1, 1998 (incorporated by reference to Exhibit 10.31 to Form 10-K/A dated December 31, 1998 (Commission
         File No. 0-8043)).

 *10.32  Stock Purchase Agreement, dated July 20, 1999, among EnCap Energy
         Capital Fund III, L.P., EnCap Energy Capital Fund III-B, L.P., Energy
         Capital Investment Company PLC, BOCP Energy Partners, L.P. and the
         Registrant.

 *10.33  Registration Rights Agreement, dated       , 1999, among EnCap Energy
         Capital Fund III, L.P., EnCap Energy Capital Fund III-B, L.P., Energy
         Capital Investment Company PLC, BOCP Energy Partners, L.P. and the
         Registrant.

 *10.34  Purchase and Sale Agreement, July 9, 1999, between the Registrant,
         Amerac Energy Corporation and ANR Production Company.

 Exhibit
 Number                           Exhibit Description
 -------                          -------------------
 **11.1  Computation of earnings per common and equivalent share.

  *13.1  Annual Report on Form 10-KSB/A for the fiscal year ended December 31,
         1996.

  *13.2  Quarterly Report on Form 10-QSB for the quarterly period ended
         September 30, 1996.

   21.1  Subsidiaries of the Registrant (incorporated by reference to Exhibit
         21.1 to Form 10-K dated December 31, 1998 (Commission File No. 0-
         8043)).

  *23.1  Consent of KPMG LLP.

 **23.2 Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in its opinions filed as Exhibit 5.1 and Exhibit 8.1).

  *23.3  Consent of CIBC World Markets Corp.

  *24.1 Power of Attorney (included with signature page of this registration statement).

   27.1  Financial Data Schedule (incorporated by reference to Exhibit 27.1 to
         Form 10-K dated December 31, 1998 (Commission File No. 0-8043)).

 **99.1  Form of Letter of Transmittal for Debentureholders.

 **99.2  Form of Proxy for Stockholders.

 **99.3  Form of Master Ballot for Debentureholders.

 **99.4  Form of Ballot for Debentureholders.

 **99.5  Form of Master Ballot for Stockholders.

 **99.6  Form of Ballot for Stockholders.

--------
 *  Filed herewith.
** To be filed by amendment.